As Filed with the Securities and Exchange Commission
                           June 25, 1996

                                         1933 Act Registration No. ________

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                 FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.  ___          Post-Effective Amendment No.  ___

THORNBURG LIMITED TERM MUNICIPAL FUND, INC.
--------------------------------------------------
(Exact Name of Registrant as Specified in Charter)

119 East Marcy Street, Suite 202, Santa Fe, NM   87501
----------------------------------------------   -----
(Address of Principal Executive Offices)         (Zip Code)

Area Code and Telephone Number:  (505) 984-0200
                                 --------------
H. Garrett Thornburg, Jr.
119 East Marcy Street, Suite 202
Santa Fe, New Mexico  87501
---------------------------------------
(Name and Address of Agent for Service)

Charles W. N. Thompson, Jr.
White, Koch, Kelly & McCarthy, P. A.
Post Office Box 787
Santa Fe, New Mexico  87504-0787
------------------------------------
(Copies of all Correspondence)

     Approximate date of proposed public offering: As soon as possible after this Registration Statement becomes effective.

     The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Rule 24(f) under the Investment Company Act of 1940. Accordingly, no fee is payable herewith. Registrant filed the notice required by Rule 24f-2 with respect to its most recent fiscal year on August 26, 1996.
---------------------------------------------------------------------------

     It is proposed that this filing will become effective on July 25, 1997, pursuant to Rule 488 under the Securities Act of 1933.

                              EXPLANATORY NOTE


The Registrant is filing as portions of this Registration Statement two combined Prospectus/Proxy Statements, which relate respectively to two of its separate series, THORNBURG LIMITED TERM MUNICIPAL FUND NATIONAL PORTFOLIO and THORNBURG LIMITED TERM MUNICIPAL FUND CALIFORNIA PORTFOLIO. Accordingly, this Registration Statement is organized as follows:

     - Cross Reference Sheet with respect to Thornburg Limited Term Municipal Fund National Portfolio

     - Cross Reference Sheet with respect to Thornburg Limited Term Municipal Fund California Portfolio

     -     Letter to Shareholders of Mackenzie Limited Term Municipal Fund

     -     Letter to Shareholders of Mackenzie California Municipal Fund

     -     Supplemental Letter to Mackenzie Shareholders

     - Notice of Special Meeting of Shareholders of Mackenzie Limited Term Municipal Fund

     -     Notice of Special Meeting of Shareholders of Mackenzie
           California Municipal Fund

     - Prospectus/Proxy Statement respecting the proposed acquisition of substantially all of the assets of Mackenzie Limited Term Municipal Fund by Thornburg Limited Term Municipal Fund National Portfolio (together with Exhibits A and B)

     - Prospectus/Proxy Statement respecting the proposed acquisition of substantially all of the assets of Mackenzie California Municipal Fund by Thornburg Limited Term Municipal Fund California Portfolio (together with Exhibits A and B)

     - Statement of Additional Information relating to the acquisition of the assets of Mackenzie Limited Term Municipal Fund

     - Statement of Additional Information relating to the acquisition of the assets of Mackenzie California Municipal Fund

     -     Part C Information

     -     Exhibits

                THORNBURG LIMITED TERM MUNICIPAL FUND, INC.
         (Thornburg Limited Term Municipal Fund National Portfolio)
                      Form N-14 Cross Reference Sheet

Part A.                                          Prospectus/Proxy Statement
Item No. and Caption                             Statement Caption

1.   Beginning of Registration Statement         Cover Page
     and Outside Front Cover Page of
     Prospectus

2.   Beginning and Outside Back Cover of         Table of Contents
     Prospectus

3.   Fee Table, Synopsis Information and         Summary of the Proposed
     Risk Factors                                Reorganization; Principal
                                                 Risk Factors; Comparative
                                                 Fee Table; Comparison of
                                                 Investment Objectives,
                                                 Policies and Restrictions
                                                 of Mackenzie and Thornburg
                                                 Funds; Purchase,
                                                 Redemption and Exchange
                                                 Procedures of Mackenzie
                                                 and Thornburg Funds;
                                                 Comparative Information on
                                                 Shareholder Rights

4.   Information About the Transaction           Summary of the Proposed
                                                 Reorganization;
                                                 Information About the
                                                 Reorganization

5.   Information About the Registrant            Summary of the Proposed
                                                 Reorganization; Investment
                                                 Advisers and Distributors
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparison of
                                                 Investment Objectives,
                                                 Policies and Restrictions
                                                 of Mackenzie and Thornburg
                                                 Funds; Principal Risk
                                                 Factors; Fees and Expenses
                                                 of Mackenzie and Thornburg
                                                 Thornburg Funds;
                                                 Comparative Fee Table;
                                                 Purchase, Redemption and
                                                 Exchange Procedures for
                                                 Mackenzie and Thornburg
                                                 Funds; Dividend Policies
                                                 of the Mackenzie and
                                                 Thornburg Funds;
                                                 Comparative Information on
                                                 Shareholder Rights;
                                                 Additional Information
                                                 About Mackenzie and
                                                 Thornburg Funds.

6.   Information About the Company               Summary of the Proposed
     Being Acquired                              Reorganization; Investment
                                                 Advisers and Distributors
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparison of
                                                 Investment Objectives,
                                                 Policies and Restrictions
                                                 of Mackenzie and Thornburg
                                                 Funds; Principal Risk
                                                 Factors; Fees and Expenses
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparative Fee
                                                 Table; Purchase,
                                                 Redemption and Exchange
                                                 Procedures of Mackenzie
                                                 and Thornburg Funds;
                                                 Dividend Policies of
                                                 Mackenzie and Thornburg
                                                 Funds; Comparative
                                                 Information on Shareholder
                                                 Rights; Additional
                                                 Information about
                                                 Mackenzie and Thornburg
                                                 Funds.

7.   Voting Information                          Information About the
                                                 Reorganization; Voting
                                                 Information

8.   Interest of Certain                         Not Applicable
     Persons and Experts

9.   Additional Information Required for         Not Applicable
     Reoffering by Persons Deemed to be
     Underwriters


Part B.                                          Statement of Additional
Item No. and Caption                             Information Caption

10.  Cover Page                                  Cover Page

11.  Table of Contents                           Not Applicable

12.  Additional Information About Registrant     Statement of Additional
                                                 Information of Thornburg
                                                 Limited Term Municipal
                                                 Fund, Inc., November 1,
                                                 1996, as revised
                                                 May 6, 1997.

13.  Additional Information About the Company    Statement of Additional
     Being Acquired                              Information of Mackenzie
                                                 Series Trust, dated
                                                 October 25, 1996.

14.  Financial Statements                        Annual Report of Thornburg
                                                 Limited Term Municipal
                                                 Fund National Portfolio,
                                                 June 30, 1996; Semiannual
                                                 Report of Thornburg
                                                 Limited Term Municipal
                                                 Fund National Portfolio,
                                                 December 31, 1996;
                                                 Annual Report of Mackenzie
                                                 Limited Term Municipal
                                                 Fund, June 30, 1996;
                                                 Semiannual Report of
                                                 Mackenzie Limited Term
                                                 Municipal Fund,
                                                 December 31, 1996.

                                  Part C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                THORNBURG LIMITED TERM MUNICIPAL FUND, INC.
        (Thornburg Limited Term Municipal Fund California Portfolio)
                      Form N-14 Cross Reference Sheet

Part A.                                          Prospectus/Proxy Statement
Item No. and Caption                             Statement Caption

1.   Beginning of Registration Statement         Cover Page
     and Outside Front Cover Page of
     Prospectus

2.   Beginning and Outside Back Cover of         Table of Contents
     Prospectus

3.   Fee Table, Synopsis Information and         Summary of the Proposed
     Risk Factors                                Reorganization; Principal
                                                 Risk Factors; Comparative
                                                 Fee Table; Comparison of
                                                 Investment Objectives,
                                                 Policies and Restrictions
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparative
                                                 Information on Shareholder
                                                 Rights

4.   Information About the Transaction           Summary of the Proposed
                                                 Reorganization;
                                                 Information About the
                                                 Reorganization

5.   Information About the Registrant            Summary of the Proposed
                                                 Reorganization; Investment
                                                 Advisers and Distributors
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparison of
                                                 Investment Objectives,
                                                 Policies and Restrictions
                                                 of Mackenzie and Thornburg
                                                 Funds; Principal Risk
                                                 Factors; Fees and Expenses
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparative Fee
                                                 Table; Purchase,
                                                 Redemption and Exchange
                                                 Procedures for the
                                                 Mackenzie and Thornburg
                                                 Funds; Dividend Policies
                                                 of Mackenzie and
                                                 Thornburg Funds;
                                                 Comparative Information on
                                                 Shareholder Rights;
                                                 Additional Information
                                                 About Mackenzie and
                                                 Thornburg Funds.

6.   Information About the Company               Summary of the Proposed
     Being Acquired                              Reorganization; Investment
                                                 Advisers and Distributors
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparison of
                                                 Investment Objectives,
                                                 Policies and Restrictions
                                                 of Mackenzie and Thornburg
                                                 Funds; Principal Risk
                                                 Factors; Fees and Expenses
                                                 of Mackenzie and Thornburg
                                                 Funds; Comparative Fee
                                                 Table; Purchase,
                                                 Redemption and Exchange
                                                 Procedures of Mackenzie
                                                 and Thornburg Funds;
                                                 Dividend Policies of
                                                 Mackenzie and Thornburg
                                                 Funds; Comparative
                                                 Information on Shareholder
                                                 Rights; Additional
                                                 Information about
                                                 Mackenzie and Thornburg
                                                 Funds.

7.   Voting Information                          Information About the
                                                 Reorganization; Voting
                                                 Information

8.   Interest of Certain                         Not Applicable
     Persons and Experts

9.   Additional Information Required for         Not Applicable
     Reoffering by Persons Deemed to be
     Underwriters


Part B.                                          Statement of Additional
Item No. and Caption                             Information Caption

10.  Cover Page                                  Cover Page

11.  Table of Contents                           Not Applicable

12.  Additional Information About Registrant     Statement of Additional
                                                 Information of Thornburg
                                                 Limited Term Municipal
                                                 Fund, Inc., November 1,
                                                 1996, as revised
                                                 May 6, 1997.

13.  Additional Information About the Company    Statement of Additional
     Being Acquired                              Information of Mackenzie
                                                 Series Trust, dated
                                                 October 25, 1996.

14.  Financial Statements                        Annual Report of Thornburg
                                                 Limited Term Municipal
                                                 Fund California Portfolio,
                                                 June 30, 1996; Semiannual
                                                 Report of Thornburg
                                                 Limited Term Municipal
                                                 Fund California Portfolio,
                                                 December 31, 1996;
                                                 Annual Report of Mackenzie
                                                 California Municipal Fund,

                                                 June 30, 1996; Semiannual
                                                 Report of Mackenzie
                                                 California Municipal Fund,
                                                 December 31, 1996.

                                                 Pro forma financial
                                                 statements

                                  Part C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                          MACKENZIE SERIES TRUST
                  (Mackenzie Limited Term Municipal Fund)
                        Via Mizner Financial Plaza
                         700 South Federal Highway
                         Boca Raton, Florida  33432

                         Date:____________________

Dear Shareholder:

     A special meeting of shareholders of Mackenzie Limited Term Municipal Fund ("Mackenzie Fund"), a series of Mackenzie Series Trust ("Mackenzie Trust"), has been called for September 4, 1997, at which the shareholders of Mackenzie Fund will be asked to consider a proposal for combining the assets of Mackenzie Fund with the assets of Thornburg Limited Term Municipal Fund National Portfolio ("Thornburg Fund"), which has investment objectives and policies similar to those of Mackenzie Fund. The proposal was reviewed and unanimously endorsed by the Trustees of Mackenzie Trust, on behalf of Mackenzie Fund, as being in the best interests of Mackenzie Fund and its shareholders.

     As a result of the proposed transaction, your Fund would be combined with Thornburg Fund, and you would become a shareholder of Thornburg Fund. As a Mackenzie Fund shareholder, you will receive Class A shares of Thornburg Fund regardless of the class(es) of Mackenzie Fund shares you now own, and the net asset value of shares you receive will be equal to the net asset value of your Mackenzie Fund shares. No sales charge will be imposed on the transaction, and the closing of the transaction will be conditioned upon receiving an opinion of counsel that the reorganization will qualify as a tax-free reorganization for federal income tax purposes. WE STRONGLY URGE YOU TO REVIEW, COMPLETE AND RETURN YOUR PROXY AS SOON AS POSSIBLE.

     Detailed information about the proposed transaction and the reasons for it are contained in the enclosed materials. Please exercise your right to vote by completing, dating and signing the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience.
IT IS VERY IMPORTANT THAT YOU VOTE AND THAT YOUR VOTING INSTRUCTIONS BE RECEIVED BY NO LATER THAN ________________, 1997.

     NOTE: You may receive more than one proxy package if you hold shares of Mackenzie Fund in more than one account. You must return separate proxy cards for separate holdings. We have provided postage-paid return envelopes for each.


                                   Sincerely,

                                   ________________________________________
                                   President and Trustee
                                   Mackenzie Series Trust

                          MACKENZIE SERIES TRUST
                  (Mackenzie California Municipal Fund)
                        Via Mizner Financial Plaza
                         700 South Federal Highway
                         Boca Raton, Florida  33432

                         Date:____________________

Dear Shareholder:

     A special meeting of shareholders of Mackenzie California Municipal Fund ("Mackenzie Fund"), a series of Mackenzie Series Trust ("Mackenzie Trust"), has been called for September 4, 1997, at which the shareholders of Mackenzie Fund will be asked to consider a proposal for combining the assets of Mackenzie Fund with the assets of Thornburg Limited Term Municipal Fund California Portfolio ("Thornburg Fund"), which has investment objectives and policies generally similar to those of Mackenzie Fund. The proposal was reviewed and unanimously endorsed by the Trustees of Mackenzie Trust, on behalf of Mackenzie Fund, as being in the best interests of Mackenzie Fund and its shareholders.

     As a result of the proposed transaction, your Fund would be combined with Thornburg Fund, and you would become a shareholder of Thornburg Fund. As a Mackenzie Fund shareholder, you will receive Class A shares of Thornburg Fund, regardless of the class(es) of Mackenzie Fund shares you now own, and the net asset value of shares you receive will be equal to the net asset value of your Mackenzie Fund shares. No sales charge will be imposed on the transaction, and the closing of the transaction will be conditioned upon receiving an opinion of counsel that the reorganization will qualify as a tax-free reorganization for federal income tax purposes. WE STRONGLY URGE YOU TO REVIEW, COMPLETE AND RETURN YOUR PROXY AS SOON AS POSSIBLE.

     Detailed information about the proposed transaction and the reasons for it are contained in the enclosed materials. Please exercise your right to vote by completing, dating and signing the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience.
IT IS VERY IMPORTANT THAT YOU VOTE AND THAT YOUR VOTING INSTRUCTIONS BE RECEIVED BY NO LATER THAN ________________, 1997.

     NOTE: You may receive more than one proxy package if you hold shares of Mackenzie Fund in more than one account. You must return separate proxy cards for separate holdings. We have provided postage-paid return envelopes for each.


                                   Sincerely,

                                   ________________________________________
                                   President and Trustee
                                   Mackenzie Series Trust

                          [MACKENZIE LETTERHEAD]

Dear Shareholder:

     WHY IS A SHAREHOLDER MEETING BEING HELD?

     Shareholders are being asked to vote on reorganizations of certain Mackenzie Funds into certain Thornburg Funds which pursue similar investment objectives.

     HOW WILL THIS REORGANIZATION AFFECT CURRENT MACKENZIE SHAREHOLDERS?

     Assuming shareholders of the affected Mackenzie Funds approve the reorganizations, the assets of each of these funds will be combined with those of the appropriate Thornburg Fund. You will receive Class A shares of the appropriate Thornburg Fund regardless of the class(es) of Mackenzie Fund shares you own. The Thornburg Fund shares you receive will be equal in dollar value, at the time of their issuance, to the shares of your Mackenzie Fund. Mackenzie Fund shareholders will become shareholders of the following Thornburg Funds:

          Mackenzie Fund                     Thornburg Fund
          --------------                     --------------
     Limited Term Municipal Fund        Limited Term Municipal Fund -
                                        National Portfolio

     National Municipal Fund            Intermediate Municipal Fund

     California Municipal Fund          Limited Term Municipal Fund -
                                        California Portfolio

     New York Municipal Fund            New York Intermediate Municipal
                                        Fund (a new fund)

     WHY IS THE REORGANIZATION BEING RECOMMENDED?

     Mackenzie Investment Management, Inc. ("MIMI") is opting to cease their management of municipal bond funds. Thornburg Management Company, Inc. ("TMC") has been managing municipal bond funds since 1984 and has funds with similar characteristics and investment objectives as those currently managed by Mackenzie.

     Morningstar currently rates the Class A shares of each of Thornburg's Limited Term National Portfolio, Intermediate Municipal Fund and Limited Term California Portfolio 5 stars overall. These overall ratings are an average of Morningstar's historical ratings for the Funds. The table below shows historical Morningstar ratings for the Class A shares of each Fund as of March 31, 1997.

                                                      3 year     5 year     10 year
                                                     --------   --------   ---------
                                                                                      Category
     Number of Funds [in category during the period]   1,237        601        267    --------------
     Thornburg Limited Term Municipal - National      4 stars    5 stars    5 stars   Muni Short
     Thornburg Intermediate Municipal Fund            5 stars    5 stars       -      Muni Natl Long
     Thornburg Limited Term Municipal - California    4 stars    5 stars    5 stars   Muni Short

     SOURCE:  MORNINGSTAR Advanced Analytics for Principia, 3/31/97.
     Morningstar proprietary ratings reflect historical risk-adjusted performance as of 3/31/97. The ratings are subject to change every month. Past performance does not guarantee future results.
     Morningstar ratings are calculated from the Funds' 3-, 5- and 10-year average annual returns in excess of 90-day Treasury bill returns with the appropriate sales charge adjustments and a risk factor that reflects fund performance below 90-day T-bill returns. 10% of the funds in an investment category receive 5 stars; 22.5% receive 4 stars. The overall rating is a weighted average of the 3-, 5- and 10- year ratings.

     Average annual total returns for each fund, which reflect the deduction of the current maximum initial sales charge of 2.5% for Thornburg Limited Term funds and 3.5% for Thornburg Intermediate
     Municipal Funds, for the 1-, 5- and 10-year periods ended 3/31/97 are as follows: Thornburg Limited Term Municipal - National,
     1.56%, 5.07%, 5,89%; Thornburg Intermediate Municipal Fund,
     1.52%, 6.39%, 6.63% (since 7/22/91 inception); and Thornburg
     Limited Term - California, 1.65%, 4.87%, 5.81%.

     WILL SHAREHOLDERS HAVE TO PAY ANY SALES LOAD, COMMISSION OR OTHER
TRANSACTION FEE IN CONNECTION WITH THE REORGANIZATION?

     No, Mackenzie Shareholders will not pay any sales charge. The costs associated with the reorganization will be borne by MIMI and TMC.

     WHO ADVISES THORNBURG FUNDS AND PROVIDES OTHER SERVICES?

     Thornburg Management Company, Inc. ("TMC") provides advisory services to the Thornburg Funds under an arrangement that is similar to that currently in effect between the Mackenzie municipal bond funds and MIMI.
State Street Bank & Trust Company is the custodian for the Thornburg Funds, and Thornburg Securities Corporation is the distributor of the Thornburg
Funds.

     HOW DO ADVISORY FEES AND OTHER OPERATING COSTS CURRENTLY PAID BY THE
MACKENZIE FUNDS DIFFER FROM THOSE PAID BY THE THORNBURG FUNDS?

     With one exception, the current advisory fees and other operating costs of each Thornburg Fund are lower than those of the corresponding
Mackenzie Fund.  That exception, Thornburg Limited Term Municipal Fund
National Portfolio, has similar but slightly higher costs than Mackenzie
Limited Term Municipal Fund. Current fees and costs may assume fee waivers or expense reimbursements by TMC or MIMI. Please see the Prospectus/Proxy
Statements.

     WHAT WILL EXISTING MACKENZIE SHAREHOLDERS DO TO OPEN A THORNBURG FUND
ACCOUNT?

     At the time the reorganization is completed, a shareholder's interest in a Mackenzie Fund will automatically be transferred to the appropriate
Thornburg Fund and a written confirmation will be sent to each shareholder.
Certificates will not be issued but will be available on request.

     WILL SHAREHOLDERS HAVE TO PAY ANY FEDERAL INCOME TAXES AS A RESULT OF
THIS REORGANIZATION?

     The reorganization is intended to qualify as a tax free
"reorganization" within the meaning of the Internal Revenue Code. If the reorganization so qualifies, in general, a shareholder of a Mackenzie Fund will recognize no gain or loss upon the receipt of the shares of a Thornburg Fund in connection with the reorganization. Additionally, the Mackenzie Fund would not recognize any gain or loss as a result of the transaction.

     WHAT IF A SHAREHOLDER REDEEMS SHARES OF THE MACKENZIE FUND BEFORE THE
REORGANIZATION TAKES PLACE?

     A shareholder may choose to redeem or exchange his or her shares of a Mackenzie Fund before reorganization takes place. If so, the redemption or exchange will be treated as a normal redemption or exchange of shares and generally will be a taxable transaction unless the account is not subject to taxes.

     WHERE SHOULD SHAREHOLDERS CALL FOR INFORMATION?

     Shareholders who want to learn more about Thornburg Funds should call
800-847-0200 or visit Thornburg's website at www.thornburg.com.

                          MACKENZIE SERIES TRUST
                  (MACKENZIE LIMITED TERM MUNICIPAL FUND)
                        Via Mizner Financial Plaza
                         700 South Federal Highway
                         Boca Raton, Florida  33432

                NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS
                      TO BE HELD ON SEPTEMBER 4, 1997

To the Shareholders of
Mackenzie Limited Term Municipal Fund

     Notice is hereby given that a Special Meeting of Shareholders (the
"Meeting") of Mackenzie Limited Term Municipal Fund ("Mackenzie Fund"), a series of Mackenzie Series Trust ("Mackenzie Trust"), a Massachusetts business trust, will be held at the offices of Mackenzie Fund, Via Mizner
Financial Plaza, 700 South Federal Highway, Boca Raton, Florida 33432, on
September 4, 1997, at 10:00 a.m. Eastern time, for the following purposes:

     1.   To consider and act upon an Agreement and Plan of Reorganization
(the "Agreement") providing for the transfer of all of the assets of Mackenzie Fund to Thornburg Limited Term Municipal Fund National Portfolio
("Thornburg Fund"), a separate series of Thornburg Limited Term Municipal
Fund, Inc., in exchange solely for Class A voting shares of Thornburg Fund and the distribution of those Class A shares to the shareholders of Mackenzie Fund and the subsequent liquidation of Mackenzie Fund; and

     2. To transact any other business as may properly come before the meeting.

     The Trustees of Mackenzie Trust have fixed the close of business on July 18, 1997 as the record date for determining shareholders entitled to notice of and to vote at the meeting.

     SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE MEETING IN PERSON ARE
REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN
IT PROMPTLY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.  INSTRUCTIONS FOR
THE PROPER EXECUTION OF PROXIES ARE SET OUT ON THE INSIDE COVER.

                                   By Order of the Trustees,

                                   C. William Ferris
                                   -------------------------
                                   Secretary

     YOUR PROMPT ATTENTION TO THE ENCLOSED FORM OF PROXY WILL HELP TO AVOID
THE EXPENSE OF FURTHER SOLICITATION.

                   INSTRUCTIONS FOR SIGNING PROXY CARDS

     The following general rules for signing proxy cards may be of assistance to you and may help avoid the time and expense involved in validating your vote if you fail to sign your proxy card properly.

     1. INDIVIDUAL ACCOUNTS: sign your name exactly as it appears in the registration on the proxy card.

     2. JOINT ACCOUNTS: either party may sign, but the name of the party signing should conform exactly to a name shown in the registration on the proxy card.

     3. ALL OTHER ACCOUNTS: the capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration.


                          MACKENZIE SERIES TRUST
                   (MACKENZIE CALIFORNIA MUNICIPAL FUND)
                        Via Mizner Financial Plaza
                         700 South Federal Highway
                         Boca Raton, Florida  33432

                NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS
                      TO BE HELD ON SEPTEMBER 4, 1997

To the Shareholders of
Mackenzie California Municipal Fund

     Notice is hereby given that a Special Meeting of Shareholders (the
"Meeting") of Mackenzie California Municipal Fund ("Mackenzie Fund"), a series of Mackenzie Series Trust ("Mackenzie Trust"), a Massachusetts business trust, will be held at the offices of Mackenzie Fund, Via Mizner
Financial Plaza, 700 South Federal Highway, Boca Raton, Florida 33432, on
September 4, 1997, at 10:00 a.m. Eastern time, for the following purposes:

     1.   To consider and act upon an Agreement and Plan of Reorganization
(the "Agreement") providing for the transfer of all of the assets of Mackenzie Fund to Thornburg Limited Term Municipal Fund California
Portfolio ("Thornburg Fund"), a separate series of Thornburg Limited Term
Municipal Fund, Inc., in exchange solely for Class A voting shares of Thornburg Fund and the distribution of those Class A shares to the shareholders of Mackenzie Fund and the subsequent liquidation of Mackenzie
Fund; and

     2. To transact any other business as may properly come before the meeting.

     The Trustees of Mackenzie Trust have fixed the close of business on July 18, 1997 as the record date for determining shareholders entitled to notice of and to vote at the meeting.

     SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE MEETING IN PERSON ARE
REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN
IT PROMPTLY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.  INSTRUCTIONS FOR
THE PROPER EXECUTION OF PROXIES ARE SET OUT ON THE INSIDE COVER.

                                   By Order of the Trustees,

                                   C. William Ferris
                                   -------------------------
                                   Secretary

     YOUR PROMPT ATTENTION TO THE ENCLOSED FORM OF PROXY WILL HELP TO AVOID
THE EXPENSE OF FURTHER SOLICITATION.

                   INSTRUCTIONS FOR SIGNING PROXY CARDS

     The following general rules for signing proxy cards may be of assistance to you and may help avoid the time and expense involved in validating your vote if you fail to sign your proxy card properly.

     1. INDIVIDUAL ACCOUNTS: sign your name exactly as it appears in the registration on the proxy card.

     2. JOINT ACCOUNTS: either party may sign, but the name of the party signing should conform exactly to a name shown in the registration on the proxy card.

     3. ALL OTHER ACCOUNTS: the capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration.


                      PROXY STATEMENT AND PROSPECTUS
               RELATING TO THE ACQUISITION OF THE ASSETS OF
                   MACKENZIE LIMITED TERM MUNICIPAL FUND
                           a separate series of
                          MACKENZIE SERIES TRUST
                        Via Mizner Financial Plaza
                         700 South Federal Highway
                         Boca Raton, Florida  33432
                              (800) 456-5111

                     BY AND IN EXCHANGE FOR SHARES OF
         THORNBURG LIMITED TERM MUNICIPAL FUND NATIONAL PORTFOLIO
                            separate series of
                THORNBURG LIMITED TERM MUNICIPAL FUND, INC.
                    119 East Marcy Street, Suite 202
                        Santa Fe, New Mexico  87501
                              (800) 847-0200


     This prospectus/proxy statement relates to the proposed transfer of substantially all of the assets of Mackenzie Limited Term Municipal Fund
("Mackenzie Fund") to Thornburg Limited Term Municipal Fund National
Portfolio ("Thornburg Fund"), a separate series of Thornburg Limited Term
Municipal Fund, Inc. ("Thornburg LTMF") in exchange solely for Class A voting shares of Thornburg Fund. Mackenzie Fund and Thornburg Fund each seek as high a level of interest income exempt from federal income taxes as is consistent, in the view of their respective investment advisers, with the preservation of shareholders' capital. As a result of the proposed transaction, each shareholder of Mackenzie Fund will receive a number of shares of Thornburg Fund equal in value at the date of the exchange to the value of that shareholder's shares of Mackenzie Fund on that date. The terms and conditions of these transactions are more fully described in this prospectus/proxy statement and in the Agreement and Plan of Reorganization between Thornburg LTMF and Mackenzie Trust attached hereto as Exhibit A.

     This prospectus/proxy statement, which should be retained for future reference, sets forth concisely the information about Thornburg Fund that a prospective investor should know before investing. A Statement of Additional Information dated November 1, 1996, as revised May 6, 1997 (the
"Statement of Additional Information") containing additional information about Thornburg Fund has been filed with the Securities and Exchange
Commission and is incorporated by reference into this prospectus/proxy statement. A copy of the Statement of Additional Information may be obtained without charge by writing to Thornburg Fund at its address noted above or by calling 1-800-847-0200. Copies of Mackenzie Fund's current prospectus may be obtained without charge by writing to Mackenzie Trust at its address noted above or by calling 1-800-546-5111.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY
STATEMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS COMBINED PROSPECTUS AND
PROXY STATEMENT AND IN THE MATERIALS EXPRESSLY INCORPORATED HEREIN BY
REFERENCE AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS
MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THORNBURG LTMF OR
MACKENZIE TRUST.

     INVESTMENTS IN THORNBURG FUND ARE SUBJECT TO RISK, INCLUDING POSSIBLE
RISK OF PRINCIPAL, AND WILL FLUCTUATE IN VALUE.  SHARES OF THORNBURG FUND
ARE NOT BANK DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, AND
ARE NOT INSURED BY, ANY BANK, FEDERAL DEPOSIT INSURANCE CORPORATION, THE
FEDERAL RESERVE BOARD, OR ANY GOVERNMENTAL AGENCY.

     The date of this prospectus/proxy statement is _________________, 1997.

                             TABLE OF CONTENTS


Summary of the Proposed Reorganization

Investment Advisers and Distributors of Mackenzie Fund and Thornburg Fund

Comparison of Investment Objectives, Policies and Restrictions of Mackenzie
Fund and Thornburg Fund

Principal Risk Factors

Fees and Expenses of Mackenzie Fund and Thornburg Fund

Performance Information

Purchase, Redemption and Exchange Procedures of Mackenzie Fund and
Thornburg Fund

Dividend Policies of Mackenzie Fund and Thornburg Fund

Comparative Information About Shareholder Rights

Additional Information About Shareholder Accounts

Information About the Reorganization

Capitalization

Additional Information About Thornburg Fund and Mackenzie Fund

Voting Information

Exhibit A:  Plan and Agreement of Reorganization

Exhibit B:  Thornburg Municipal Funds Prospectus

For detailed information about Thornburg Fund, see Thornburg Municipal
Funds Prospectus dated February 1, 1997, included with this prospectus/proxy statement.

                  SUMMARY OF THE PROPOSED REORGANIZATION
                  --------------------------------------

     The Trustees of Mackenzie Series Trust ("Mackenzie Trust"), including the Trustees who are not "interested persons" of Mackenzie Trust (the
"Independent Trustees"), as defined in the Investment Company Act of 1940, have reviewed and unanimously approved an agreement and plan of reorganization (the "Agreement") between Mackenzie Trust, on behalf of Mackenzie Limited Term Municipal Fund ("Mackenzie Fund"), and Thornburg
Limited Term Municipal Fund, Inc. ("Thornburg LTMF"), on behalf of
Thornburg Limited Term Municipal Fund National Portfolio ("Thornburg
Fund"), providing for the acquisition of substantially all of the assets of Mackenzie Fund, a separate series of Mackenzie Trust, by Thornburg Fund, a separate series of Thornburg LTMF in exchange solely for Class A voting shares of Thornburg Fund. The aggregate net asset value of the Class A shares of Thornburg Fund issued in the exchange will equal the aggregate net asset value of the shares outstanding for Mackenzie Fund. In connection with the transaction, Class A shares of Thornburg Fund will then be distributed to shareholders of Mackenzie Fund on a pro rata basis, and Mackenzie Fund will be terminated. These transactions are referred to as the "reorganization."

     As a result of the reorganization, each shareholder of Mackenzie Fund will become a shareholder of Thornburg Fund, receiving Class A shares of Thornburg Fund having an aggregate net asset value equal to the net asset value of that shareholder's shares in Mackenzie Fund. No sales charge will be imposed on the transaction. As a condition to the closing, Thornburg
Fund and Mackenzie Fund will obtain an opinion of Dechert Price & Rhoads to the effect that, based upon certain facts, assumptions and representations, the reorganization will qualify as a tax-free reorganization for federal income tax purposes. See "Information About the Reorganization." Persons receiving Thornburg Fund shares in the reorganization will remain free to redeem their shares after the reorganization.

     Mackenzie Fund and Thornburg Fund have substantially similar investment objectives and policies. The risks of investing in Thornburg
Fund are substantially the same as the risks of investing in Mackenzie
Fund. See "Principal Risk Factors" below. Each Fund has substantially similar distribution, purchase and redemption procedures.

     For the reasons set forth below, the Trustees of Mackenzie Trust, including all of the Independent Trustees, have unanimously concluded that the reorganization is in the best interests of the shareholders of Mackenzie Fund. The Trustees of Mackenzie Trust therefore have submitted the Agreement for approval by the shareholders of Mackenzie Fund at a special meeting of shareholders to be held on September 4, 1997 (the
"Meeting"). Approval of the reorganization with respect to Mackenzie Fund requires a vote of a majority of the outstanding voting securities of the Class A shares of Mackenzie Fund and a majority of the outstanding voting securities of the Class B shares of Mackenzie Fund.

     At or about the same time that the assets of Mackenzie Fund are acquired by Thornburg Fund, Thornburg Limited Term Municipal Fund
California Portfolio will acquire substantially all of the assets of Mackenzie California Municipal Fund, Thornburg Intermediate Municipal Fund will acquire substantially all of the assets of Mackenzie National
Municipal Fund, and Thornburg New York Intermediate Municipal Fund will acquire substantially all of the assets of Mackenzie New York Municipal
Fund. Each of these transactions has been approved by the Board of Trustees of the respective Mackenzie fund. The acquisitions of substantially all of the assets of Mackenzie Fund, Mackenzie California
Municipal Fund, Mackenzie National Municipal Fund and Mackenzie New York
Municipal Fund are referred to collectively herein as the "Related
Acquisitions." Completion of the reorganization is contingent upon proper shareholder approval being received for each of the Related Acquisitions, the satisfaction of all other conditions to closing the Related
Acquisitions and the acquisition of certain assets of Mackenzie Investment
Management, Inc. by Thornburg Management Company, Inc. pursuant to an asset purchase agreement. There can be no assurance such shareholder approval can be obtained for each Related Acquisition or that the conditions of the other Related Acquisitions will be satisfied. If shareholders of Mackenzie
Fund approve the reorganization and the other Related Acquisitions are not approved, none of the contemplated transactions will be effected and the Board of Trustees of Mackenzie Fund will consider the alternatives available to it with respect to Mackenzie Fund. See "Voting Information."

     The Trustees of Mackenzie Trust have approved the reorganization because they believe it would benefit Mackenzie Fund through Thornburg's larger size and expected greater concentration on managing mutual funds which invest in fixed income securities. In that connection, the Trustees considered the fact that Thornburg has many years of experience in managing portfolios of municipal obligations. As discussed below, Thornburg Fund's investment adviser, Thornburg Management Company, Inc., manages a family of mutual fund portfolios with assets of approximately $1.6 billion as of March 31, 1997. As members of this family of funds, shareholders of Mackenzie Fund would enjoy all the same services and privileges as other shareholders of Thornburg Fund, including the opportunity to exchange into funds with a variety of investment objectives and policies.

     The Mackenzie Trustees also took into account a variety of other factors discussed below in greater detail. See "Information About the Reorganization."

     THE TRUSTEES OF MACKENZIE TRUST, INCLUDING THE INDEPENDENT TRUSTEES,
UNANIMOUSLY RECOMMEND APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION.



 INVESTMENT ADVISERS AND DISTRIBUTORS OF MACKENZIE FUND AND THORNBURG FUND
 -------------------------------------------------------------------------

     The investment adviser to Mackenzie Fund is Mackenzie Investment
Management, Inc. ("MIMI"), whose address is Via Mizner Financial Plaza, 700
South Federal Highway, Suite 300, Boca Raton, Florida 33432.  MIMI, a
Delaware corporation, has approximately 10% of its outstanding common stock listed for trading on the Toronto Stock Exchange.  MIMI is a subsidiary of
Mackenzie Financial Corporation, 150 Bloor Street West, Toronto, Ontario,
Canada, a public corporation organized under the laws of Ontario and whose shares are listed for trading on The Toronto Stock Exchange.  In addition to providing investment management services to Mackenzie Fund, MIMI provides certain business management services, including coordinating services furnished to Mackenzie Fund by service providers, providing office space, providing administrative and clerical services, supervising the maintenance of books and records, and certain other services.  Fees charged by MIMI for these services are described below under "Fees and Expenses of
Mackenzie Fund and Thornburg Fund."   The distributor of Mackenzie Fund
shares is Ivy Mackenzie Distributors, Inc., Via Mizner Financial Plaza, 700
South Federal Highway, Suite 300, Boca Raton, Florida  33432.

     The investment adviser to Thornburg Fund is Thornburg Management
Company, Inc. ("TMC"), 119 East Marcy Street, Santa Fe, New Mexico 87501.
The controlling shareholder of TMC is H. Garrett Thornburg, Jr. TMC is also investment adviser to Thornburg Investment Trust, an investment company currently offering six active investment portfolios, three of which seek current income from investment in municipal obligations, two of which seek current income from investments in government and other fixed income securities, and one of which seeks capital appreciation through investment in stocks and other securities. TMC also furnishes to each mutual fund under its management supervision, administration and performance of certain administrative services necessary for maintenance of shareholder services.
Fees charged by TMC for these services are described below under "Fees and Expenses for Mackenzie Fund and Thornburg Fund." The distributor of
Thornburg Fund shares is Thornburg Securities Corporation, 119 East Marcy
Street, Santa Fe, New Mexico  87501.


              COMPARISON OF INVESTMENT OBJECTIVES, POLICIES
           AND RESTRICTIONS OF MACKENZIE FUND AND THORNBURG FUND
           -----------------------------------------------------

Investment Objectives of Funds
------------------------------

     Mackenzie Fund.
     --------------   Mackenzie Fund seeks as high a level of interest
income exempt from federal personal income taxes as is consistent, in
MIMI's view, with the preservation of shareholders' capital.  Mackenzie
Fund seeks to achieve this objective by investing primarily in debt securities, the interest on which is exempt from federal personal income taxes.  Mackenzie Fund expects to maintain a dollar-weighted average portfolio maturity of three to six years and only will purchase obligations with remaining maturities of ten years or less.

     Thornburg Fund.
     --------------   Thornburg Fund's primary investment objective is to
obtain as high a level of current income exempt from federal personal income taxes as is consistent, in TMC's view, with preservation of shareholders' capital.  Thornburg Fund's secondary objective is minimizing expected fluctuations in net asset value relative to longer intermediate and long-term bond portfolios.  Thornburg Fund pursues its primary objective by investing in a portfolio of municipal securities, the interest on which is exempt from federal income taxes.  Thornburg Fund seeks to achieve its secondary objective of minimizing fluctuations in net asset value by maintaining a portfolio of investments with a dollar-weighted average maturity normally not exceeding five years.  Thornburg Fund believes its policy on limiting its average portfolio maturity will cause the Fund to experience less change in its net asset value in response to interest rate changes than a longer term portfolio might experience.

Securities the Funds Invest In
------------------------------

     Mackenzie Fund.
     --------------   As a fundamental policy, at least 80% of Mackenzie
Fund's assets are invested during normal market conditions in tax-exempt municipal securities, exclusive of obligations the interest on which constitutes an item of tax preference for purposes of the federal alternative minimum tax.  The tax-exempt securities in which Mackenzie Fund may invest include debt obligations issued by or on behalf of the 50 states, the District of Columbia and their political subdivisions, agencies, authorities and instrumentalities and the governments of Puerto
Rico and Guam, except that the Fund will not invest more than 5% of its net assets in obligations of each of Puerto Rico and Guam.  Mackenzie Fund may invest more than 20% of its total assets in taxable investments for temporary defensive purposes.  Taxable investments may include obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities, commercial paper, corporate obligations, certificates of deposit or bankers' acceptances or other short-term obligations of domestic banks or thrifts, or repurchase agreements with banks or broker dealers.
Mackenzie Fund may purchase a variety of municipal securities including both general obligation bonds and revenue bonds, and the Fund is permitted to buy variable interest securities and repurchase agreements.  The Fund may purchase securities on a when-issued basis.  Some securities owned by the Fund may pay interest which is subject to the federal alternative minimum tax.  Mackenzie Fund may invest without limit in securities depending for repayment upon revenues from similar projects.  Mackenzie
Fund may purchase or write options and enter into futures contracts, but has no current intention to do so.

     Thornburg Fund.
     --------------   Except to the extent Thornburg Fund is invested in
temporary investments for defensive purposes, it will under normal conditions invest 100% of its assets in municipal obligations, and as a fundamental policy which may not be changed without a shareholder vote, will normally invest at least 80% of its net assets in municipal obligations.  Thornburg Fund may invest up to 20% of its assets in temporary investments in taxable investments because of market conditions, pending investment of idle funds or to afford liquidity.  Temporary investments in taxable securities could exceed 20% of its net assets when made for defensive purposes during periods of abnormal market conditions, but Thornburg Fund does not expect to find it necessary to make temporary investments in taxable securities.  Any temporary investments would be in taxable securities of comparable quality to the tax-exempt securities that
Thornburg Fund may purchase.  Thornburg Fund may purchase a variety of municipal securities including both general obligation bonds and revenue bonds, and municipal leases, and the Fund is permitted to buy variable interest securities and repurchase agreements.  The Fund may purchase securities on a when-issued basis.  The Fund is permitted to purchase securities which pay interest subject to the federal alternative minimum tax, but does not currently have any such securities in its portfolio.
Thornburg Fund may invest without limit in securities depending for repayment upon revenues from similar projects; however, the Fund has maintained a diversified portfolio in the past and expects to continue to do so in the future.

Securities Ratings
------------------

     Mackenzie Fund.
     --------------   Mackenzie Fund may purchase (i) municipal securities
that are backed by the full faith and credit of the U.S. Government, (ii)
notes rated MIG-1, MIG-2 or MIG-3 by Moody's Investors Service, Inc.
("Moody's") or AAA, AA, A, SP-1 or SP-2 by Standard & Poor's Corporation
("S&P"), (iii) municipal bonds rated Aaa, Aa, A or Baa by Moody's or AAA,
AA, A or BBB by S&P, (iv) other types of municipal securities, provided that such obligations are rated Prime-1 or Prime-2 by Moody's or A-1 or A-2 by S&P, or (v) unrated municipal securities issued by an entity having other securities outstanding which meet any of the minimum ratings above, or are of equivalent quality as determined by MIMI.  Corporate obligations
Mackenzie Fund may purchase as temporary investments will be rated Aaa or
Aa by Moody's or AAA or AA by Standard & Poor's.

     Thornburg Fund.
     --------------   Thornburg Fund invests in municipal obligations which
are rated at the time of purchase within the four highest grades by
Moody's, Fitch Investors Service, or Standard & Poor's, or which are not rated but are issued by obligors who have comparable debt securities outstanding or who are deemed by TMC to be comparable with issuers having such debt ratings.  Any temporary taxable investments by Thornburg Fund are securities of comparable quality to the municipal securities Thornburg Fund may purchase.

Investment Restrictions of the Funds
------------------------------------

     Mackenzie Fund and Thornburg Fund are each subject to fundamental and non-fundamental investment restrictions. Fundamental restrictions may be changed only upon a vote of the shareholders, while non-fundamental restrictions may be changed by the trustees or directors of a mutual fund.
The investment restrictions of the Funds are compared below.

     Fundamental Investment Restrictions
     -----------------------------------
     Neither Mackenzie Fund nor Thornburg Fund may purchase securities of any one issuer (except U.S. Government securities) if, as a result, more than 5% of the Fund's total assets would be invested in that issuer or the
Fund would own more than 10% of the outstanding voting securities of that issuer, except that up to 25% of the value of Mackenzie Fund's total assets may be invested without regard to these restrictions.

     Neither Mackenzie Fund nor Thornburg Fund may invest in real estate, real estate mortgage loans, commodities, commodity futures contracts or oil, gas or other mineral exploration or development programs, except that either Fund may invest in municipal securities that are secured by real estate. In addition, Mackenzie Fund may invest in securities of issuers that invest in or deal in real estate, and also may invest in futures contracts as described in Mackenzie Fund's prospectus.

     Mackenzie Fund and Thornburg Fund are each subject to restrictions on borrowing money and pledging assets. Mackenzie Fund may borrow amounts up to 10% of its total assets (taken at the lower of cost or market value), and then only from banks as a temporary measure for extraordinary or emergency purposes. Mackenzie Fund may pledge its assets only to secure permitted borrowings (and then not in excess of 20% of its total assets) or for escrow, collateral or margin arrangements in connection with the Fund's use of options, short sales, futures contracts and options on futures contracts. Thornburg Fund may borrow amounts not exceeding 5% of its total assets, but only for temporary or emergency purposes. Thornburg Fund is not permitted to pledge assets, except to secure these permitted borrowings.

     Neither Mackenzie Fund nor Thornburg Fund may make loans.  However,
Mackenzie Fund may lend portfolio securities and enter into repurchase agreements, and this restriction does not prohibit Mackenzie Fund from purchasing publicly issued debt instruments as described in its prospectus.
Similarly, Thornburg Fund is not prohibited by this restriction from purchasing the debt obligations described in its prospectus, and it also may invest in repurchase agreements.

     Neither Mackenzie Fund nor Thornburg Fund may purchase securities on margin, except such short-term credits as are necessary for the clearance of transactions, and except that Mackenzie Fund does not consider initial or variation margin in connection with futures contracts or related options to be a margin purchase of securities.

     Mackenzie Fund may engage in transactions in certain types of financial futures and related options and options on individual securities and bond indices, although it has not done so in the last year and has no current intention to do so. Thornburg Fund has a fundamental investment restriction prohibiting it from writing or purchasing puts, calls, straddles or spreads, except to the extent it may purchase securities pursuant to demand or remarketing agreements with dealers as described in its prospectus. Neither Fund is permitted to make short sales of securities.

     Neither Mackenzie Fund nor Thornburg Fund will act as an underwriter of securities, and neither Fund will issue senior securities, except insofar as it may be deemed to have done so in connection with any repurchase agreement, purchasing any securities on a when-issued or delayed delivery basis, or permitted borrowing.

     Both Funds are subject to the restriction that neither Fund will purchase securities if, as a result, more than 25% of the Fund's total assets would be invested in any one industry. This limitation does not apply to U.S. Government securities, or in the case of Thornburg Fund, tax exempt securities issued by state governments or their agencies and political subdivisions.

     Mackenzie Fund also has adopted fundamental investment restrictions against investing in securities for the purpose of exercising control over or management of the issuer, and against participation in a joint or a joint and several basis in any trading account. Thornburg Fund does not currently have comparable restrictions.

     Thornburg Fund has adopted fundamental restrictions against investing more than 5% of its total assets in unseasoned issuers or in securities it is restricted from selling to the public without registration, and against purchasing securities of other investment companies unless the purchase is made in connection with a merger, consolidation or acquisition of assets.
Mackenzie Fund is similarly restricted from investing more than 5% of its assets in unseasoned issuers less than three years old, but this is a non-fundamental restriction which may be changed by its Board of Trustees.
Mackenzie Fund is not specifically prohibited from purchasing unregistered securities, but must count them as illiquid under its non-fundamental liquidity policy described below. Thornburg Fund has adopted the further restriction that it will not purchase or retain securities of any issuer if, to its knowledge, officers or directors of the Fund or TMC who individually own more than 1/2 of 1% of the issuer's securities, together own more than 5% of the issuer's outstanding securities. Mackenzie Fund has a similar, but non-fundamental, policy.

     Non-fundamental Policies
     ------------------------
     In addition to the policies described above, Mackenzie Fund and
Thornburg Fund have adopted other, non-fundamental policies which may be changed by the Board of Directors or Board of Trustees of a Fund without a shareholder vote.

     Mackenzie Fund and Thornburg Fund each have adopted the policy that it will not invest more than 10% of its net assets in illiquid securities.
Illiquid securities may include securities subject to resale restrictions or other factors reducing liquidity, securities for which market quotations are not readily available, repurchase agreements maturing in more than seven days, and, in the case of Mackenzie Fund (which is permitted to purchase and sell options), certain over-the-counter options and securities used to cover options Mackenzie Fund has written.

     Mackenzie Fund has adopted the non-fundamental investment restrictions that it will not purchase or sell real estate limited partnership interests or interests in oil, gas and mineral leases (other than securities of companies that invest in or sponsor such programs). Thornburg Fund also has adopted the non-fundamental restrictions that it will invest no more than 5% of its assets in repurchase agreements, and will invest no more than 10% of its total assets in securities known as inverse floaters, the interest rates on which vary inversely with market rates of interest.
Mackenzie Fund does not have comparable restrictions.


                          PRINCIPAL RISK FACTORS
                          ----------------------

     Because of similarities in investment objectives and policies, the risks of investing in Thornburg Fund are substantially similar to the risks of investing in Mackenzie Fund.

     The net asset value of mutual funds investing in municipal obligations will vary as market interest rates fluctuate, although municipal bond portfolios which maintain lower average portfolio maturities tend to experience smaller fluctuations in net asset value (and may have lower yields) relative to municipal bond portfolios with longer average portfolio maturities. Issuers of municipal securities may prepay those securities in periods of low interest rates, reducing the expected returns on securities held by a mutual fund as the fund reinvests in securities having lower interest rates. Portfolio securities held by either Mackenzie Fund or Thornburg Fund also may be subject to bankruptcy or other laws protecting debtors or legislative action or voter referenda which may adversely affect the ability of issuers to pay principal and interest when due, or reductions in value because of inability of the issuer to pay the obligation or because of downgrading by rating agencies.

     Investment techniques which may be utilized by either Mackenzie Fund or Thornburg Fund may have associated risks. Purchasing securities on a when-issued or firm commitment basis could result in a loss if the value of the securities to be purchased declines before the settlement date.
Investing in repurchase agreements could result in a loss or a delay in obtaining repayment if the other party defaults or becomes insolvent.
Borrowing by either Fund could exaggerate the effects on the Fund's net asset value of any increase or decrease in the value of the Fund's portfolio securities. Variable rate securities with interest rates which change inversely with market rates of interest may experience more volatile changes in value during periods when interest rates are changing.

     For a further discussion of the investment objectives, policies and restrictions applicable to Thornburg Fund, please see the accompanying prospectus for Thornburg Fund.


          FEES AND EXPENSES OF MACKENZIE FUND AND THORNBURG FUND
          ------------------------------------------------------

Mackenzie Fund
--------------

     Mackenzie Fund is contractually obligated to pay MIMI an investment management fee at an annual rate of .55% of average net assets, and an administrative services fee at an annual rate of .10%, together with the Fund's other expenses and costs of operation. Mackenzie Fund also has adopted plans and agreements pursuant to Rule 12b-1 under the Investment
Company Act of 1940 applicable to its Class A and Class B shares, under which Class A shareholders pay a distribution fee at an annual rate of .25% of average daily net assets and Class B shareholders pay a service and distribution fee of .75% of average daily net assets.

     Mackenzie Fund's total operating expense ratios for Class A shares and Class B shares, respectively, were .89% and 1.39% for the year ended
June 30, 1996, after taking into account voluntary waivers of fees and reimbursements of expenses by MIMI. Absent these fee waivers and reimbursements, Class A and Class B expense ratios would have been 1.32% and 1.82%, respectively. MIMI is not obligated to continue its waivers of fees in the future.

Thornburg Fund
--------------

     Thornburg Fund is contractually obligated to pay TMC an investment advisory fee which varies based upon the Fund's assets. The fee is computed on average daily net assets at an annual rate of .50% of the first
$500 million of net assets, .40% of net assets of $500 million to $1 billion, .30% of net assets of $1 billion to $1.5 billion, .25% of net assets of $1.5 billion to $2 billion, and .225% on net assets over $2 billion. The current annual investment management fee rate is .45%. The
Fund pays an administrative services fee with respect to its Class A shares at an annual rate of .125%, together with the Fund's other expenses and costs of operation. Thornburg Fund also has adopted a service plan pursuant to Rule 12b-1 under the Investment Company Act, applicable to its Class A shares, under which Class A shareholders pay a fee at an annual rate of up to .25% of average daily net assets.

     The Fund's total operating expense ratio for Class A shares was .98% for the year ended June 30, 1996. No fee waivers or expense reimbursements were in effect for Class A shares of Thornburg Fund during the period.

     The total operating expenses for Mackenzie Fund are slightly lower than those of Thornburg Fund because of MIMI's waivers of fees and reimbursements of expenses. There can be no assurance that those waivers and reimbursements will continue for Mackenzie Fund if the reorganization is not completed.

     The tables below set forth (i) shareholder transaction expenses on purchases or sales of shares of each of the Funds, (ii) the fees and expenses paid by Mackenzie Fund for the year ended June 30, 1996,
(iii) fees and expenses paid by Thornburg Fund for the year ended June 30, 1996,and (iv) where applicable, pro forma figures for the combined funds.
Because Mackenzie Fund Class B shareholders will receive Thornburg Fund
Class A shares in the reorganization, Thornburg Fund Class A figures apply both to Class A and Class B shareholders upon completion of the reorganization. No sales charges will be imposed on Mackenzie Fund shares relinquished by Mackenzie Fund shareholders in the reorganization, or on Thornburg Fund shares distributed to Mackenzie Fund shareholders in the reorganization.


SHAREHOLDER TRANSACTION EXPENSES
--------------------------------
                              Mackenzie Fund      Thornburg Fund
                            Class A    Class B         Class A
                            -------    -------     --------------
--------------
Maximum Sales Charge on
Purchase (as a percentage
of offering price)           3.00%      none         2.50% <FN2>

Maximum Deferred Sales
Charge on Redemptions
(as a percentage of
redemption proceeds or
original purchase price,
whichever is lower)          none       3.00% <FN1>  none <FN3>

<FN1>  The maximum Mackenzie Fund Class B contingent deferred sales charge is imposed on redemptions within one year of purchase, declines to 2.5% in the second year, 2% the third year, 1.5% the fourth year, and 1.0% the fifth year. This sales charge will not be imposed on shares exchanged for Thornburg Fund shares in the reorganization.

<FN2>  The sales charge imposed on purchases of Class A shares will not apply to shares issued to Mackenzie Fund shareholders.

<FN3>  Thornburg Fund imposes a contingent deferred sales charge on redemptions of purchases greater than $1 million in the event of a redemption within 12 months of purchase. This charge will not apply to shares issued in the reorganization.

ANNUAL FUND OPERATING EXPENSES
(as a percentage of average net assets)
                                                             Thornburg Fund
                         Mackenzie Fund      Thornburg Fund      Class A
                      Class A      Class B       Class A        Pro Forma
                      -------      -------   --------------  --------------
Management Fees       .12% <FN1>   .12% <FN1>    .45%            .45%
Rule 12b-1 Fees       .25%         .75%          .25%            .25%
Other Expenses        .52%         .52%          .28%            .28%
                      ----         ----          ----            ----
Total Fund Operating
Expenses              .89% <FN1>  1.39% <FN1>    .98%            .98%

<FN1>  MIMI currently limits Mackenzie Fund's total operating expenses
       (excluding taxes, Rule 12b-1 fees, and certain other expenses). Without expense reimbursements, total fund operating expenses would have been 1.32% and 1.82%, respectively, for Class A and Class B shares. MIMI is under no obligation to waive fees or reimburse expenses in the future. Class B shareholders may pay more than the economic equivalent of the maximum front end sales charge permitted by the National Association of Securities Dealers, Inc.

EXAMPLES
You would pay the following expenses on a $1,000 investment, assuming the maximum sales charge is deducted, each Fund's expense ratio remains the same, a 5% annual return, and redemption at the end of each time period:
                                                             Thornburg Fund
                         Mackenzie Fund      Thornburg Fund      Class A
                      Class A      Class B       Class A        Pro Forma
                      -------      -------   --------------  --------------
One Year               $39          $44           $35             $35
Three Years            $58          $64           $56             $56
Five Years             $78          $86           $78             $78
Ten Years             $136         $153          $143            $143

You would pay the following expenses on the same $1,000 investment, assuming no redemption at the end of each time period:
                                                             Thornburg Fund
                         Mackenzie Fund      Thornburg Fund      Class A
                      Class A      Class B       Class A        Pro Forma
                      -------      -------    -------------- --------------
One Year                $39          $14          $35             $35
Three Years             $58          $44          $56             $56
Five Years              $78          $76          $78             $78
Ten Years              $136         $153         $143            $143

The set of examples which assumes redemption at the end of each time period also assumes deduction of the maximum sales charge on purchase of Class A shares and deduction of the applicable Class B contingent deferred sales charge upon redemption at the end of each time period. The set of examples which assumes no redemption also assumes deduction of the maximum sales charge on purchase of Class A shares, but does not reflect any contingent deferred sales charge on Class B shares because no redemption is deemed to occur. The expense figures in the tables above are presented to assist the investor in understanding the costs that an investor will bear, directly or indirectly. THE INFORMATION IN THE TABLES ABOVE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSE, AND ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN. MIMI, Mackenzie Fund's investment adviser, may not waive fees or reimburse expenses of Mackenzie Fund in the future.


                          PERFORMANCE INFORMATION
                          -----------------------

     The following table presents comparative performance information for Mackenzie Fund and Thornburg Fund. Performance figures for Class A shares assume that the maximum sales charge was paid on purchase, and figures for Class B shares assume that the shares were redeemed at the end of the period shown and the applicable contingent deferred sales charge was paid.


                                 Mackenzie Fund             Thornburg Fund
                             Class A        Class B             Class A
                         --------------- ---------------   ----------------
                          Before  After   Before  After     Before   After
                         Expense Expense Expense Expense   Expense  Expense
                          Reimb.  Reimb.  Reimb.  Reimb.    Reimb.   Reimb.
                         ------- ------- ------- -------   -------  -------
Yield for 30 days
ended June 30, 1997

Average annual total return
for following periods
ending on June 30, 1997
   One Year
   Five Years
   Ten Years
   Since Inception
   (April 22, 1985 and
   April 1, 1994 for
   Class A and Class B
   shares, respectively,
   of Mackenzie Fund;
   and September ___, 1984
   for Class A shares of
   Thornburg Fund)

From time to time MIMI has waived fees or reimbursed fund expenses incurred by Mackenzie Fund and TMC similarly has waived fees or reimbursed fund expenses for Thornburg Fund. Yield or average annual total return figures in each column under the caption "Before Expense Reimb." are the Fund's performance figures assuming no waiver or reimbursement occurred; figures in each column under the caption "After Expense Reimb." are the performance figures after taking into account any waivers or reimbursements.
PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE PERFORMANCE.


                    PURCHASE, REDEMPTION AND EXCHANGE
             PROCEDURES FOR MACKENZIE FUND AND THORNBURG FUND
             ------------------------------------------------

Mackenzie Fund - Purchasing Shares
----------------------------------

     Class A shares of Mackenzie Fund are sold at net asset value plus a sales charge imposed at the rates shown in the table below.

                                                                                    Dealer Concession
                                               Total Sales Charge                 or Agency Commission
                                    As Percentage            As Percentage            As Percentage
                                  of Offering Price       of Net Asset Value        of Offering Price
Less than $25,000.00               3.00%                           3.09%                    2.50%
$25,000 to 249,999.99              2.50%                           2.56%                    2.00%
$250,000 to 499,999.99             2.00%                           2.04%                    1.65%
$500,000 and up                    0.00% *                         0.00%                    0.00%

     * No sales charge is imposed on investments of $500,000 or more in Class A shares by a purchaser. A contingent deferred sales charge of .75% is imposed on redemptions of any portion of such a purchase within 24 months of purchase.

Class A shares also are sold to specified classes of investors at reduced or no sales charges (but subject in some cases to a contingent deferred sales charge) as described in the Mackenzie Fund prospectus.

     Class B shares are sold at net asset value, but are subject to a contingent deferred sales charge at the rates shown below if redeemed within five years of purchase.

                                   Sales Charge as a
               Year Since          Percentage of Dollar
                Purchase           Amount Subject to Charge
               ----------          ------------------------
                 First                   3.0%
                 Second                  2.5%
                 Third                   2.0%
                 Fourth                  1.5%
                 Fifth                   1.0%
               Sixth and                  0%
               thereafter

The charge is imposed on the lesser of the current market value or the original cost of the shares. In determining any sales charge applicable to a redemption, it is assumed shares held for more than five years are redeemed first, then shares acquired through reinvestment of dividends are redeemed next, and then shares held for the longest period are redeemed.

Thornburg Fund - Purchasing Shares
----------------------------------

     Class A shares of Thornburg Fund are sold at net asset value plus a sales charge imposed at the rates shown in the table below:


                                                                                    Dealer Concession
                                               Total Sales Charge                 or Agency Commission
                                    As Percentage            As Percentage            As Percentage
                                  of Offering Price       of Net Asset Value        of Offering Price
Less than $50,000.00               2.50%                           2.56%                    2.10%
$50,000 to 99,999.99               2.25%                           2.30%                    1.85%
$100,000 to 249,999.99             1.75%                           1.78%                    1.50%
$250,000 to 499,999.99             1.50%                           1.52%                    1.25%
$500,000 to 999,999.99             1.00%                           1.01%                     .85%
$1,000,000 and up                  0.00%                           0.00%                      *

  * No sales charge is payable at the time of purchase on investments of $1 million of more made by a purchaser. A contingent deferred sales charge will be imposed on any portions of such investments redeemed within one year of purchase, at a rate of .5% of the amount redeemed.
     This charge is not applicable to shares received in exchange for Mackenzie Fund shares in the reorganization.

Class A shares also are sold to specified classes of investors at reduced or no sales charges, as described in the accompanying Thornburg Fund prospectus.

     Thornburg Fund also offers other classes of shares. Class C shares are described in the accompanying Thornburg Fund prospectus, but will not be issued in the reorganization.

Mackenzie Fund and Thornburg Fund - Exchange Privileges
-------------------------------------------------------

     If elected by a shareholder, Class A shares and Class B shares of Mackenzie Fund may be exchanged for Class A or Class B shares, respectively, of other funds offered by Mackenzie Trust or by Ivy Funds, subject to certain conditions described in the Mackenzie Fund prospectus.
Similarly, Class A shares of Thornburg Fund may be exchanged for Class A shares of other Thornburg mutual funds managed by TMC. The Thornburg Fund exchange privilege is subject to conditions stated in the accompanying prospectus, including the requirement that if you exchange into a fund with a higher sales charge, you must pay the difference between that fund's sales charge and the sales charge on the shares you are exchanging. This charge is not applicable to Thornburg Fund shares received in the reorganization, and it is not necessary to elect the exchange privilege with Thornburg Fund. Each of the Funds permits exchanges by telephone if the telephone exchange privilege has been elected by the shareholder.
Mackenzie Fund shareholders who previously elected the telephone exchange privilege will be deemed to have elected the similar Thornburg Fund exchange privilege if the reorganization is completed.

Mackenzie Fund and Thornburg Fund - Redemptions
-----------------------------------------------

     Shares of Mackenzie Fund and Thornburg Fund properly presented for redemption may be redeemed at the next determined net asset value per share, subject to a contingent deferred sales charge (CDSC) in specified circumstances. Class B shares of Mackenzie Fund held less than six years, and certain Mackenzie Fund Class A shares purchased at reduced sales charges may be subject to a contingent deferred sales charge described in the Mackenzie Fund prospectus. Thornburg Fund imposes a CDSC of 1/2 of 1% on redemptions of part or all of any purchase over $1 million in the event of a redemption within 12 months of purchase. Neither Mackenzie Fund shares exchanged in the reorganization, nor Class A shares issued by Thornburg
Fund in the reorganization, will be subject to any CDSC. Mackenzie Fund offers a check writing privilege which permits shareholders to redeem shares by writing checks against their Mackenzie Fund accounts. Thornburg
Fund currently does not offer such a privilege. Mackenzie Fund shareholders who previously elected the telephone redemption privilege will be deemed to have elected the Thornburg Fund telephone redemption privilege if the reorganization is completed.


          DIVIDEND POLICIES OF MACKENZIE FUND AND THORNBURG FUND
          ------------------------------------------------------

     Mackenzie Fund declares and pays monthly dividends on any net investment income. Net investment income generally is the income from interest on the Fund's investments. At the end of each fiscal year
Mackenzie Fund intends to distribute any undistributed net investment income, together with any net realized short-term and long-term capital gains. The Fund may make an additional distribution of any net capital gains at the end of each calendar year. Distributions are reinvested in Fund shares unless the shareholder elects to receive them in cash.

     Thornburg Fund distributes substantially all of its net investment income and realized capital gains to its shareholders. The Fund declares dividends from net investment income daily and distributes those dividends monthly. Any net realized capital gains are distributed at least annually, usually in December. Distributions are reinvested in Fund shares unless the shareholder elects to receive them in cash.


             COMPARATIVE INFORMATION ABOUT SHAREHOLDER RIGHTS
             ------------------------------------------------

     Mackenzie Fund is a diversified series of Mackenzie Trust, a Massachusetts business trust organized in 1985. Mackenzie Trust is governed by its declaration of trust, as amended, its bylaws, and applicable Massachusetts and federal law. The conduct of Mackenzie Fund's business is supervised by Mackenzie Trust's Board of Trustees. Thornburg
Fund is a diversified series of Thornburg LTMF, a Maryland corporation organized in 1984. As a Maryland corporation, Thornburg LTMF is governed by applicable Maryland corporate law, its articles of incorporation, as amended, and its bylaws. The business of Thornburg LTMF is supervised by its Board of Directors.

     Mackenzie Trust is authorized to create an unlimited number of series, and with respect to each series, to issue an unlimited number of full and fractional shares of one or more classes and to divide or combine the shares into a greater or lesser number of shares without thereby changing the proportionate beneficial interests in the series. Thornburg LTMF is currently authorized to issue one billion shares of .001 dollar par value common stock, and may increase the authorized number of shares under applicable Maryland law at any time. The Board of Directors of Thornburg
LTMF is authorized to divide and redivide the authorized shares of Thornburg LTMF into any number of series and to divide or combine the shares of these series into a greater or lesser number of classes without thereby changing the proportionate beneficial interests in the series. All of the shares of Mackenzie Trust and of Thornburg LTMF, respectively, have equal voting rights with each other, except that only shares of the respective series or separate classes within a series are entitled to vote on matters concerning only that series or class.

     Neither Mackenzie Trust nor Thornburg LTMF hold annual shareholder meetings. There normally will not be any meetings of shareholders of Mackenzie Trust, Thornburg LTMF or either of the Funds to elect trustees or directors unless fewer than a majority of the trustees or directors, as the case may be, then holding office have been elected by shareholders.
However, the Trustees of Mackenzie Trust or the Directors of Thornburg LTMF may call special meetings from time to time to seek shareholder approval of certain matters, and meetings of shareholders of any Fund or class of shares of either Mackenzie Trust or Thornburg LTMF will be called upon written requests of shareholders holding in the aggregate not less than 10% of the outstanding shares of the affected Fund or class having voting rights.

     Under Massachusetts law, there is a remote possibility that shareholders of a business trust could, under certain circumstances, be held personally liable for the obligations of such a trust. The declaration of trust for Mackenzie Trust contains provisions intended to limit any such liability and to provide indemnification out of Mackenzie
Fund property for any shareholder charged or held personally liable for obligations or liabilities of Mackenzie Fund solely by reason of being or having been a shareholder of Mackenzie Fund and not because of the shareholder's acts or omissions or for some other reason. Consequently, the risk to a shareholder of Mackenzie Fund incurring financial loss on account of shareholder liability is limited to circumstances in which Mackenzie Fund itself would be unable to meet its obligations. There is no comparable possibility under Maryland law, under which Thornburg LTMF is organized.


             ADDITIONAL INFORMATION ABOUT SHAREHOLDER ACCOUNTS
             -------------------------------------------------

     If the reorganization is approved, Thornburg Fund will establish an account for each Mackenzie Fund shareholder.

     No further purchases of Mackenzie Fund shares may be made after the date on which the shareholders of Mackenzie Fund approve the reorganization, and the share transfer books of Mackenzie Fund will be permanently closed as of the date of Closing. Only redemption requests and transfer instructions received in proper form by the close of business on the day before the date of Closing will be fulfilled by Mackenzie Fund.
Redemption requests or transfer instructions received by Mackenzie Fund after that date will be treated by Mackenzie Fund as requests for the redemption or instructions for transfer of the shares of Thornburg Fund credited to the accounts of Mackenzie Fund shareholders. Accordingly, those redemption requests or transfer instructions after the close of business on the day before Closing will be forwarded to Thornburg Fund.
For a complete description of redemption procedures for Thornburg Fund, see the sections of the accompanying Thornburg Municipal Funds prospectus under the captions "Selling Fund Shares," "Investor Services and Transaction
Services," and "Shareholder and Account Policies."


                   INFORMATION ABOUT THE REORGANIZATION
                   ------------------------------------

Agreement and Plan of Reorganization
------------------------------------

     The following summary of the proposed Agreement and Plan of Reorganization (the "Agreement") is qualified in its entirety by reference to the Agreement attached to this prospectus and proxy statement as Exhibit A.

     The Agreement provides that Thornburg Fund will acquire substantially all of the assets of Mackenzie Fund in exchange solely for Class A voting shares of Thornburg Fund on the earliest practicable date following shareholder approval of the reorganization. The number of full and fractional shares of Thornburg Fund to be issued to shareholders of Mackenzie Fund will be determined on the basis of the relative net asset values per share and aggregate net assets of Thornburg Fund and Mackenzie
Fund computed immediately after the closing of business on the New York
Stock Exchange (currently 4:00 p.m., Eastern time) on the last business day before the Closing Date (the "Valuation Date"). The net asset value per share for both Thornburg Fund and Mackenzie Fund will be determined by dividing each Fund's respective assets, less its respective liabilities, by the total number of its respective outstanding shares. Portfolio securities of both Thornburg Fund and Mackenzie Fund will be valued in accordance with the valuation practices of Thornburg Fund as described in the prospectus of Thornburg Fund, which is incorporated by reference herein. Valuation procedures of Thornburg Fund are substantially the same as the valuation procedures of Mackenzie Fund.

     Immediately after the transfer of Mackenzie Fund's assets to Thornburg
Fund on the Closing Date, Mackenzie Fund will distribute pro rata to its shareholders of record as of the close of business on the Valuation Date the full and fractional shares of Thornburg Fund received by Mackenzie Fund and will, as soon as reasonably practicable thereafter, be dissolved. The distribution will be accomplished by the establishment of accounts on the share records of Thornburg Fund in the name of each Mackenzie Fund shareholder, each representing the respective pro rata number of full and fractional shares of Thornburg Fund due each of those shareholders.
Following the reorganization, shareholders will own Class A shares of Thornburg Fund. Certificates for Thornburg Fund's shares will be issued to shareholders only upon written request.

     The consummation of the reorganization is subject to the conditions set forth in the Agreement. The reorganization is also subject to approval by Mackenzie Fund's Class A and Class B shareholders. Approval requires the affirmative vote of the holders of a majority of each of the Class A and Class B shares of Mackenzie Fund. Further, completion of the reorganization is subject to shareholder approval of the "Related
Acquisitions," which are proposed transactions in which Thornburg Limited
Term Municipal Fund California Portfolio will acquire substantially all of the assets of Mackenzie California Municipal Fund, Thornburg Intermediate
Municipal Fund will acquire substantially all of the assets of Mackenzie
National Municipal Fund and Thornburg New York Intermediate Municipal Fund will acquire substantially all of the assets of Mackenzie New York
Municipal Fund. If shareholders of Mackenzie Fund approve the reorganization and one or more of the Related Acquisitions are not approved, the Trustees of Mackenzie Fund will consider the available alternatives. The Agreement may be terminated and the reorganization abandoned prior to the Closing Date, before or after approval by shareholders of Mackenzie Fund, by resolution of the Board of Trustees of Mackenzie Fund or the Board of Directors of Thornburg LTMF, under circumstances specified in the Agreement.

     The investment advisers of the respective Funds have agreed to pay all expenses of the Funds related to the reorganization, so that shareholders of Mackenzie Fund will not be required to bear any such expenses.
Mackenzie Fund will, however, pay the costs of its dissolution and deregistration with the Securities and Exchange Commission following the reorganization. MIMI and TMC have also entered into an agreement, contingent upon completion of the reorganization and each Related
Acquisition, in which TMC will pay to MIMI approximately $__________ in two installments, subject to adjustment for redemptions of shares issued in the reorganization, and MIMI has agreed to sell certain assets to TMC and has agreed not to serve as the investment adviser or subadviser to another mutual fund comparable to Mackenzie Fund for a period of one year, except under certain limited circumstances. MIMI and TMC have each agreed to pay
Roberto de Guardiola Company, L.L.C. one-half of the firm's fee for assisting in the consummation of the transactions contemplated by the asset purchase agreement. Under the asset purchase agreement, TMC has also agreed to comply, until the third anniversary of the Closing Date, with
Section 15(f) of the 1940 Act, which compliance includes, without limitation, the following requirements for the minimum time periods specified in Section 15(f) of the 1940 Act: (i) at least 75% of the members of the Board of Directors of Thornburg LTMF shall not be "interested persons" (as that term is defined in the 1940 Act) of MIMI, or any "interested person" (as that term is defined in the 1940 Act) thereof;
(ii) no "unfair burden" (as that term is defined in Section 15(f)(2)(B) of the 1940 Act) shall be imposed; and (iii) all vacancies on the Board of Directors of Thornburg LTMF (other than vacancies created by the death, disqualification or resignation of any trustee or director interested in TMC or MIMI) shall be filled by a person who is not an interested person of TMC or MIMI who has been selected and proposed for election by a majority of the directors who are not such interested persons.

     The Trustees of Mackenzie Fund have determined that participation in the reorganization is in the best interests of Mackenzie Fund shareholders.
Shareholder approval of the Agreement will require the affirmative vote of the holders of a majority of each of the Class A and Class B shares of Mackenzie Fund. If the reorganization is not so approved, the Board of Trustees of Mackenzie Trust will consider other possible courses of action, including continuation of the present operations of Mackenzie Fund.

     Full and fractional shares of stock of Thornburg Fund will be issued to shareholders of Mackenzie Fund in accordance with the procedures under the Agreement as described above. Each share will be fully paid and non-assessable by Thornburg Fund when issued, will be transferable without restrictions, and will have no preemptive or conversion rights. See
"Comparative Information on Shareholder Rights," above, for additional information with respect to the shares of Thornburg Fund.

Considerations of Mackenzie Fund Trustees
-----------------------------------------

     As discussed above, the Board of Trustees of Mackenzie Trust has approved the reorganization for various reasons. The Trustees considered the size of Thornburg Fund, and, in particular, its history and performance rankings, and the experience of its investment adviser in managing mutual funds which invest in fixed income securities. The Trustees also considered that Thornburg Fund has considerable size and economies of scale, and is one of a group of mutual funds with superior performance rankings, which are actively marketed through the efforts of Thornburg
Fund's investment adviser and distributor. The Trustees believe that these factors will permit Thornburg Fund, when combined with Mackenzie Fund, to continue to attract investors and enhance shareholder returns.

     In determining whether to recommend approval of the reorganization to shareholders of Mackenzie Fund, the Board of Trustees also considered, among other factors: MIMI's intention to concentrate its marketing efforts on the sale of mutual funds which specialize in the expanding international and emerging growth area; the terms and conditions of the reorganization;
the sufficient financial, operational and personnel resources and capabilities of Thornburg LTMF's service providers; the comparable expense ratios and the similarity of the fees and expenses of Mackenzie Fund and Thornburg Fund; the similarity of the investment objectives, policies and restrictions of Mackenzie Fund to those of Thornburg Fund; the operating policies of Mackenzie Fund, including its method of valuing portfolio securities; that shareholders of Mackenzie Fund will not bear the costs of the reorganization; and the absence of adverse tax consequences of the reorganization. In reaching a decision to recommend that the shareholders of Mackenzie Fund vote to approve the reorganization, the Board of Trustees of Mackenzie Trust concluded that participation of Mackenzie Fund in the reorganization is in the best interests of its shareholders.

Federal Income Tax Consequences
-------------------------------

     The reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368 of the Internal
Revenue Code of 1986, as amended, with no taxable gain or loss recognized by Mackenzie Fund or its shareholders as a consequence of the reorganization. As a condition to the closing of the reorganization, Mackenzie Fund and Thornburg Fund will receive an opinion from Dechert
Price & Rhoads to that effect based on certain assumptions and representations made by Mackenzie Fund and Thornburg Fund.

     Shareholders of Mackenzie Fund should consult their tax advisers regarding the effect, if any, of the proposed reorganization in light of their individual circumstances. In particular, shareholders of Mackenzie
Fund should also consult their tax advisers as to the state, local and other tax consequences, if any, of the reorganization.


                              CAPITALIZATION
                              --------------

     The following table sets forth the capitalization of Mackenzie Fund and Thornburg Fund as of December 31, 1996 and the pro forma capitalization of the combined fund as if the reorganization had occurred on that date.
These numbers will be different at the time of Closing.


CAPITALIZATION OF FUNDS AS OF DECEMBER 31, 1996

                         Mackenzie Fund     Thornburg Fund     Pro Forma
                         --------------     --------------     ---------
NET ASSETS
--------------
Class A shares            $61,944,558        $871,261,659      $934,954,515
Class B shares              1,748,298              -                 -
Class C shares                 -               18,697,338        18,697,338
Class I shares                 -                9,485,352         9,485,352
                         ---------------    ---------------    ------------
     TOTAL                $63,692,856        $899,444,349      $963,137,205
                         ===============    ===============    ============

NET ASSET VALUE PER SHARE
-------------------------
Class A shares                $10.19              $13.45            $13.45
Class B shares                 10.19
Class C shares                                     13.47             13.47
Class I shares                   -                 13.45             13.45

SHARES OUTSTANDING
------------------
Class A shares              6,077,355          64,779,952        69,515,480
Class B shares                171,514               -                 -
Class C shares                   -              1,387,857         1,387,857
Class I shares                   -                705,101           705,101
                         ---------------    ---------------    ------------
     TOTAL                  6,248,869          66,872,910        71,608,438
                         ===============    ===============    ============

SHARES AUTHORIZED
-----------------
Class A shares               unlimited        300,000,000       300,000,000
Class B shares               unlimited            -0-               -0-
Class C shares                  N/A           150,000,000       150,000,000
Class I shares                  N/A           250,000,000       250,000,000


      ADDITIONAL INFORMATION ABOUT THORNBURG FUND AND MACKENZIE FUND
      --------------------------------------------------------------

     Information concerning the operation and management of Thornburg Fund is incorporated herein by reference from the Thornburg Municipal Funds prospectus dated February 1, 1997, a copy of which is included herewith and is incorporated by reference herein. Additional information concerning Thornburg Fund is included in the Statement of Additional Information of Thornburg Limited Term Municipal Fund, Inc. ("SAI") dated November 1, 1996, as revised May 6, 1997, which has been filed with the Securities and Exchange Commission and is incorporated by reference in its prospectus included herewith. Additional information is also included in the SAI dated _____________ related to this transaction which has been filed with the SEC and is incorporated by reference herein. A copy of each SAI is available upon request and without charge by calling (800) 847-0200.

     Information about Mackenzie Fund is included in its current prospectus dated October 25, 1996, copies of which are available upon request and without charge by calling MIMI at (800) 456-5111. Additional information is included in Mackenzie Fund's SAI dated October 25, 1996. That SAI has been filed with the SEC and, along with Mackenzie Fund's prospectus, is incorporated by reference herein. A copy of that prospectus and SAI is available upon request and without charge by calling MIMI at (800) 456-5111.

     Reports and other information filed by Mackenzie Trust and Thornburg LTMF, including charter documents, can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, D.C. 20549 and the Northeast Regional Office of the Securities and Exchange Commission, 7 World Trade Center, Suite 1300, New York, New York 10048 and the Pacific Regional Office of the Securities and Exchange Commission, 5670 Wilshire Blvd., 11th Floor, Los Angeles, California 90036. Copies of these materials also may be obtained from the public reference branch, Officer of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20459 at prescribed rates.

                            VOTING INFORMATION
                            ------------------

     Proxies for the meeting are being solicited from the shareholders of Mackenzie Fund by the Trustees of Mackenzie Trust. A proxy may be revoked at any time at or before the meeting by oral or written notice to the secretary of Mackenzie Trust, Via Mizner Financial Plaza, 700 South Federal Highway, Suite 300, Boca Raton, Florida 33432, (800) 456-5111. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of specifications, for approval of the reorganization.

     Additional solicitations may be made by telephone, telegraph, facsimile or personal contact by officers or employees of MIMI and its affiliates or by a professional proxy solicitation firm or firms. Expenses of proxy solicitation will be borne by TMC. TMC has engaged the proxy solicitation firm of D. F. King & Co. to assist in soliciting proxies for the meeting at an estimated cost of $6,000.

     Class A shares and Class B shares of Mackenzie Fund of record at the close of business on July 18, 1997 (the "Record Date") will be entitled to vote at the meeting or any adjournment thereof. The holders of a majority of the Class A and Class B shares of Mackenzie Fund outstanding at the close of business on the record date present in person or represented by proxy will constitute a quorum of the Class A shareholders and Class B shareholders, respectively, for the meeting. Shareholders are entitled to one vote for each share held, and each fractional share will be entitled to a proportionate fractional vote. Approval of the reorganization requires the affirmative vote of a majority of each of Mackenzie Fund's Class A and Class B shares of beneficial interest outstanding and entitled to vote at the meeting. As of July 18, 1997, there were issued and outstanding ______ Class A shares and ______ Class B shares of beneficial interest of Mackenzie Fund. No persons were known as of that date to own more than 5% of that Fund's outstanding shares.

     As of the same date, there were ______ outstanding shares of Thornburg Fund. As of the same date, no persons were known to own more than 5% of that Fund's outstanding shares.

     In the event that a quorum is not present at the meeting, or a quorum is present at the meeting but sufficient votes to approve the reorganization are not received, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares represented at the meeting in person or by proxy. If a quorum is not present, the persons named as proxies will vote those proxies which they are entitled to vote for the reorganization in favor of such an adjournment and will vote those proxies required to be voted against the reorganization against any such adjournment.

     "Broker non-votes" are shares held in a broker's street name for which the broker indicates that instructions have not been received from the beneficial owners or other persons entitled to vote, and the broker does not have discretionary voting authority. Abstentions in broker non-votes will be counted as shares present for purposes of determining whether a quorum is present but will not be voted for or against any adjournment or a proposal. Accordingly, abstentions and broker non-votes effectively will be a vote against adjournment and against the proposal because the required vote is a percentage of the shares outstanding.

     THE BOARD OF TRUSTEES, INCLUDING ALL OF THE INDEPENDENT TRUSTEES, RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE REORGANIZATION.

Submission of Shareholder Proposals
-----------------------------------

     Mackenzie Fund does not hold regular shareholder meetings.
Shareholders wishing to submit proposals for inclusion in a proxy statement for a subsequent shareholder meeting should send their written proposals to the secretary of Mackenzie Trust at Via Mizner Financial Plaza, 700 South Federal Highway, Suite 300, Boca Raton, Florida 33432.

Other Matters to Come Before the Meeting
----------------------------------------

     The Trustees of the Mackenzie Trust know of no other business to be brought before the meeting. However, if any other matters properly come before the meeting, proxies will be voted in accordance with the judgment of the Trustees.

                                 EXHIBIT A
                   AGREEMENT AND PLAN OF REORGANIZATION


     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of the 13th day of June, 1997, by and between THORNBURG LIMITED TERM MUNICIPAL FUND, INC., a Maryland corporation ("Thornburg LTMF"), in respect of Thornburg Limited Term Municipal Fund National Portfolio ("Thornburg Fund"), a separate series of Thornburg LTMF, and MACKENZIE SERIES TRUST, a Massachusetts business trust ("Mackenzie Trust"), in respect of Mackenzie Limited Term Municipal Fund ("Mackenzie Fund"), a separate series of Mackenzie Trust.

     This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization will consist of (i) the transfer of substantially all of the Assets (hereinafter defined) of Mackenzie Fund to Thornburg Fund in exchange solely for shares of Thornburg Fund Class A voting common stock, $.0001 par value per share (the "Thornburg Fund Shares") and (ii) the distribution on the Closing Date (hereinafter defined) of the Thornburg Fund Shares to the shareholders of Mackenzie Fund in complete liquidation of Mackenzie Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement. All actions required to be taken by Thornburg LTMF pursuant to this Agreement, and all representations, warranties and covenants of Thornburg LTMF hereunder, are taken and made on behalf of Thornburg Fund. All actions required to be taken by Mackenzie Trust pursuant to this Agreement, and all representations, warranties and covenants of Mackenzie Trust hereunder, are taken and made on behalf of Mackenzie Fund.

     THEREFORE, in consideration of the premises and of the covenants and agreements hereafter described, the parties hereto covenant and agree as follows.

     1.   Procedure for Reorganization.
          ----------------------------
          (a) Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, Mackenzie Trust agrees to transfer the Assets of Mackenzie Fund as set forth in paragraph (b) to Thornburg Fund, and Thornburg LTMF agrees to deliver to Mackenzie Fund in exchange therefor the number of Thornburg Fund Shares, determined by dividing the value of the Assets computed in the manner and as of the time and date set forth in paragraph 2(a), by the net asset value of one Thornburg Fund Share computed in the manner and as of the time and date set forth in paragraph 2(b). These transactions shall take place at the closing provided for in paragraph 3(a) (the "Closing").

          (b) The Assets to be acquired by Thornburg Fund shall consist of all cash, portfolio securities and due bills for dividends, interest, or other receivables or rights to receive any of the foregoing, receivables for shares sold, and any claims or rights with respect to portfolio securities, whether or not arising from contract, which are owned by Mackenzie Fund on the closing date provided in paragraph 3(a) (the "Closing Date"). Mackenzie Fund will retain cash and cash equivalents in an amount reasonably estimated by it to be sufficient to discharge: (i) obligations incurred in the ordinary course of its business and which could not reasonably be paid before Closing and are not otherwise borne by any other person; and (ii) costs resulting from the dissolution and deregistration of Mackenzie Fund or Mackenzie Trust not to exceed $15,000 in the aggregate for all series of Mackenzie Trust. The Assets will not include any rights in and to the "Mackenzie" name or any variant thereof. Mackenzie Fund has provided Thornburg Fund with a list of the current securities holdings of Mackenzie Fund as of the date of execution of this Agreement. Mackenzie Trust and Mackenzie Fund reserve the right to sell any of these securities in the ordinary course of business but will not, without prior notification to Thornburg LTMF, acquire any additional securities for Mackenzie Fund other than securities of the type in which Thornburg Fund is permitted to invest.

          (c) On the Closing Date, Mackenzie Trust will cause Mackenzie Fund to be liquidated and to distribute pro rata to Mackenzie Fund's shareholders of record (the "Mackenzie Fund Shareholders"), determined on and as of the close of business on the Valuation Date specified in paragraph 2(a), the Thornburg Fund Shares received by Mackenzie Trust pursuant to paragraph (a). The liquidation and distribution will be accomplished by the transfer of the Thornburg Fund Shares then credited to the account of Mackenzie Fund on the books of Thornburg Fund, to open accounts on the share records of Thornburg Fund in the names of the Mackenzie Fund Shareholders and representing the respective pro rata number of Thornburg Fund Shares due the Mackenzie Fund Shareholders.

          (d) As of the Closing Date, any physically-issued share certificates held by former Mackenzie Fund Shareholders and relating to Mackenzie Fund shares exchanged for Thornburg Fund Shares in accordance with the preceding paragraph (c) will represent only the right to receive the appropriate number of Thornburg Fund Shares. As of the Closing Date, persons holding those certificates will be requested to surrender their certificates. No redemption or repurchase of any Thornburg Fund Shares credited to former Mackenzie Fund Shareholders in place of Mackenzie Fund shares represented by unsurrendered certificates will be permitted until those certificates have been surrendered for cancellation. Any Mackenzie Fund Shareholder who wishes to receive a certificate from Thornburg Fund representing his or her Thornburg Fund Shares must submit a written request therefor, in form reasonably required by Thornburg Fund, together with any Mackenzie Fund certificates for those shares.

          (e) Any transfer taxes payable upon issuance of Thornburg Fund Shares in a name other than that of the registered holder of the Thornburg Fund Shares on the books of Mackenzie Fund as of the Closing Date shall, as a condition of such issuance and transfer, be paid by the person to whom the Thornburg Fund Shares are to be issued and transferred.

          (f) Mackenzie Fund shall be dissolved as soon as reasonably practicable following the Closing Date in accordance with the provisions of the Declaration of Trust of Mackenzie Trust. Mackenzie Trust will deregister with the Securities and Exchange Commission (the "Commission") in accordance with the Investment Company Act of 1940, as amended (the "1940 Act").

          (g) Thornburg LTMF will not assume any liability of Mackenzie Trust, or acquire any Asset subject to any liability, in connection with the transactions contemplated by this Agreement, except that Thornburg Fund will assume the obligation to pay for any portfolio securities purchased by Mackenzie Fund before the Closing Date in the ordinary course of its business and the purchase of which was disclosed to Thornburg Fund by Mackenzie Fund when the commitment to purchase arose.

     2.   Valuation.
          ---------
          (a) The value of Mackenzie Fund Assets to be acquired by Thornburg Fund hereunder shall be the value of those assets computed as of the close of business on the New York Stock Exchange and after the declaration of any dividends on the business day next preceding the Closing Date (the time and date being hereinafter called the "Valuation Date").
The value of the portion of Mackenzie Fund Assets consisting of portfolio securities will be computed by Kenny Information Systems, subject to adjustment by the amount, if any, agreed to by Thornburg Fund and Mackenzie Fund. In determining the value of the Assets, each portfolio security and other portfolio asset shall be priced by Kenny Information Systems in accordance with the policies and procedures of Thornburg Fund (subject to the third sentence hereafter) as set forth in the then current prospectus and statement of additional information applicable to Class A shares of Thornburg Fund, subject to adjustments agreed to by Mackenzie Fund and Thornburg Fund. At Mackenzie Fund's option and expense, Thornburg Fund will cause Kenny Information Systems to perform a trial valuation of all or a portion of Mackenzie Fund's portfolio securities five to seven days before the Closing Date, and will furnish the trial valuations to Mackenzie Fund upon its receipt of the information from Kenny Information Systems. All computations shall be made by Kenny Information Systems. In the event of a dispute with respect to the valuation of any portfolio security or other portfolio asset of Mackenzie Fund, Thornburg Fund and Mackenzie Fund shall, by mutual consent, select an independent third party to resolve the matter, and the determination of the independent party will bind the Funds.

          (b) The net asset value of each Thornburg Fund Share shall be the net asset value per share computed as of the close of business on the New York Stock Exchange and after the declaration of any dividends on the Valuation Date, using the valuation procedures set forth in Thornburg Fund's then current prospectus and statement of additional information.

          (c) The number of Thornburg Fund Shares to be issued (including fractional shares, if any) in exchange for Mackenzie Fund Assets shall be determined by dividing the value of those assets determined in accordance with paragraph 2(a) by the net asset value of a Thornburg Fund Share determined in accordance with paragraph 2(b).

     3.   Closing and Closing Date.
          ------------------------
          (a) The Closing Date shall be as soon as practicable after approval of the transactions contemplated in this Agreement by the Mackenzie Fund Shareholders has been obtained; however, in no event will the Closing Date be later than October 31, 1997. The Closing will be held at 119 East Marcy Street, Suite 202, Santa Fe, New Mexico 87501, in the offices of Thornburg Management Company, Inc., or at such other place as the parties may agree. The time of Closing will be 8:00 a.m. New York time on the Closing Date. All acts taking place at the Closing will be deemed to occur simultaneously as of the time of the Closing on the Closing Date.

          (b) Mackenzie Fund's portfolio securities shall be available for inspection by Thornburg Fund, its custodian bank or such other agents of Thornburg LTMF as Thornburg LTMF shall reasonably designate, at the offices of Mackenzie Fund's custodian, Brown Brothers Harriman & Co., Boston, Massachusetts, no later than five business days preceding the Valuation Date, and Mackenzie Fund will immediately notify Thornburg Fund's investment adviser of any portfolio security thereafter acquired or sold by Mackenzie Fund. Mackenzie Fund portfolio securities and cash shall be delivered by Mackenzie Trust to State Street Bank & Trust Company, Boston, MA 02205-9087, as custodian for Thornburg Fund for the account of Thornburg Fund on the Closing Date, duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof in accordance with the custom of brokers. The cash delivered shall be in the form of currency or certified or official bank checks, or completed federal funds wire, payable to the order of "State Street Bank & Trust Co., Custodian for Thornburg Limited Term Municipal Fund National Portfolio." Mackenzie Fund will cause its custodian to deliver at Closing a certificate of an authorized officer of the Custodian stating that Mackenzie Fund's Assets have been delivered in proper form to Thornburg Fund's custodian on or before the Closing Date.

          (c) In the event that on the Valuation Date (i) the New York Stock Exchange is closed to trading, or (ii) trading or the reporting of trading in securities generally is disrupted so that accurate appraisal of the value of the net assets of Thornburg Fund or Mackenzie Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading is fully resumed and reporting is restored.

          (d) Mackenzie Trust shall deliver to Thornburg LTMF shareholder and shareholder account information as of the close of business on the Valuation Date as reasonably requested by Thornburg LTMF. Thornburg Fund shall issue and deliver a confirmation to Mackenzie Fund at the Closing stating the number of Thornburg Fund Shares to be credited on the Closing Date to Mackenzie Fund, and stating the number of Thornburg Fund Shares credited to Mackenzie Fund's account on the books of Thornburg Fund. Thornburg LTMF shall issue and deliver to each former Mackenzie Fund Shareholder, after the Closing, a confirmation stating the number of Thornburg Fund Shares credited to the shareholder's account. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, stock certificates, receipts or other documents as such other party or its counsel may reasonably request.

     4.   Representations and Warranties.
          ------------------------------
          (a) Mackenzie Trust represents and warrants to Thornburg LTMF as follows:

                (i) Mackenzie Fund is a series of Mackenzie Trust, which is a business trust duly formed and validly existing under the laws of the Commonwealth of Massachusetts;

               (ii) Mackenzie Trust is a duly registered open-end management investment company, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect;

              (iii) The current prospectus and statement of additional information of Mackenzie Fund, each dated October 25, 1996, conform in all material respects to the applicable requirements of the Securities Act of 1933 (the "1933 Act") and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

               (iv) To the knowledge of Mackenzie Trust, no consent, approval, authorization or order of any court or governmental authority is required for the consummation by Mackenzie Fund of the transactions contemplated by this Agreement, except as may be required under the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), the 1940 Act, or the rules and regulations under those Acts, all of which shall have been received prior to the Closing Date, except for such consents, approvals, authorizations or orders as may be required subsequent to the Closing Date;

                (v) The execution, delivery and performance of this Agreement will not result in a material violation of Mackenzie Trust's Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which Mackenzie Fund or Mackenzie Trust is a party or by which it is bound;

               (vi) Mackenzie Fund has valued, and will continue to value its portfolio securities and other assets in accordance with applicable legal requirements;

              (vii) All material contracts or other commitments (other than this Agreement) to which Mackenzie Fund is a party will be terminated without liability to Mackenzie Fund or Thornburg Fund on or before the Closing Date;

             (viii) No litigation or administrative proceeding or investigation of or before any court or governmental body or self regulatory organization is presently pending or threatened against Mackenzie Fund or any of its properties or assets. Mackenzie Trust knows of no facts which might form the basis for the institution of such proceedings, and neither Mackenzie Trust nor Mackenzie Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body or self regulatory organization which materially and adversely affects their business or their ability to consummate the transactions herein contemplated;

               (ix) The statement of assets and liabilities, the statement of operations, and the statement of changes in net assets of Mackenzie Fund at June 30, 1996 have been audited by Coopers & Lybrand, certified public accountants, and those statements, together with the statements of assets and liabilities, the statements of operations, and the statements of changes in net assets at December 31, 1996, and, when issued, at June 30, 1997, fairly reflect, or in the case of the June 30, 1997 statements will fairly reflect, in all material respects the assets, financial condition, results of operations, and changes in net assets of Mackenzie Fund as of and for the periods ended on those dates and have, or in the case of the June 30, 1997 statements, shall have been prepared in accordance with generally accepted accounting principles consistently applied; and there are no known liabilities of Mackenzie Fund other than liabilities disclosed or provided for in the foregoing statements;

                (x) Since December 31, 1996, there has been no material adverse change in Mackenzie Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business; and Mackenzie Fund has not incurred any indebtedness maturing more than one year from the date such indebtedness was incurred except as disclosed in Exhibit A. For the purposes of this subparagraph (x), a decline in net asset value per share of Mackenzie Fund Shares is not a material adverse change;

               (xi) At the Closing Date, all material federal and other tax returns and reports of Mackenzie Fund required by law then to be filed (including any extensions) shall have been filed, and all federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of Mackenzie Trust's knowledge no such return of or relating to Mackenzie Fund is currently under audit, and no assessment has been asserted with respect to Mackenzie Fund;

              (xii) Mackenzie Fund has met the requirements of Subchapter M of the Code and has elected to be treated as a regulated investment company for each taxable year of its operations since its inception, and will so qualify for the taxable year ending on the Closing Date;

             (xiii) Mackenzie Trust is authorized to issue an unlimited number of shares of beneficial interest, no par value per share, at the date hereof. All issued and outstanding shares of Mackenzie Fund have been offered and sold in compliance in all material respects with applicable registration requirements of the 1933 Act and state securities laws. All issued and outstanding Mackenzie Fund shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by Mackenzie Trust, except to the extent that shareholders of Mackenzie Trust may be held personally liable for the obligations of Mackenzie Trust. All of the issued and outstanding Mackenzie Fund Shares will, at the time of Closing, be held by shareholder accounts in the amounts set forth in the list of shareholder's accounts submitted to Thornburg LTMF pursuant to paragraph 3(d). Mackenzie Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any Mackenzie Fund Shares, except that Class B shares may convert to Class A shares in accordance with the applicable Mackenzie Fund prospectus;

              (xiv) At the Closing Date, Mackenzie Fund will have good and marketable title to the Assets to be transferred to Thornburg Fund pursuant to paragraph 1(b), subject to no lien, encumbrance or competing interest in any person, and full right, power, and authority to sell, assign, transfer and deliver the Assets hereunder, and upon delivery and payment for those Assets, Thornburg Fund will acquire good and marketable title thereto, subject to no restriction on the full transfer thereof, including such restrictions as might arise under the 1933 Act other than as disclosed in writing to Thornburg Fund;

               (xv) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary actions on the part of Mackenzie Trust's trustees, and this Agreement constitutes a valid and binding obligation of Mackenzie Trust, enforceable in accordance with its terms, subject to the approval of the Mackenzie Fund Shareholders, and further subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and subject to general equity principles;

              (xvi) The information furnished by Mackenzie Trust for use in applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby is and shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto;

             (xvii) The registration statement filed by Thornburg Fund on Form N-14 relating to the Thornburg Fund Shares that will be registered with the Commission pursuant to this Agreement, which shall include the proxy statement of Mackenzie Trust in respect of Mackenzie Fund and prospectus of Thornburg Fund with respect to the transactions contemplated by this Agreement, and any supplement or amendment thereto or to the documents contained or incorporated therein by reference (the "N-14 Registration Statement"), and (ii) the proxy materials of Mackenzie Trust in respect of Mackenzie Fund included in the N-14 Registration Statement and filed with the Commission pursuant to Section 14 of the 1934 Act with respect to the transactions contemplated by this Agreement, and any supplement or amendment thereto or the documents appended thereto (the "Reorganization Proxy Materials"), from their effective dates with the Commission, through the time of the meeting of shareholders of Mackenzie Fund contemplated therein (the "Shareholders Meeting") and at the Closing Date: (a) shall comply in all material respects with the provisions of the 1933 Act, 1934 Act and the 1940 Act, the rules and regulations thereunder, and applicable state securities laws, and (b) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, that the representations and warranties in this subparagraph shall only apply to statements in or omissions from the N-14 Registration Statement or Reorganization Proxy Materials made by, or in reliance upon and in conformity with information furnished by or on behalf of Mackenzie Trust.

          (b) Thornburg LTMF represents and warrants to Mackenzie Trust as follows:

                (i) Thornburg Fund is a series of Thornburg LTMF, which is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland;

               (ii) Thornburg LTMF is a duly registered open-end management investment company and its registration with the Commission as an investment company under the 1940 Act is in full force and effect;

              (iii) The current prospectus and statement of additional information for Class A shares of Thornburg Fund, each dated February 1, 1997, conform in all material respects to the applicable requirements of the 1933 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

               (iv) To the knowledge of Thornburg LTMF, no consent, approval, authorization or order of any court or governmental authority is required for the consummation by Thornburg Fund of the transactions contemplated by this Agreement, except as may be required under the 1933 Act, the 1934 Act, the 1940 Act, or the rules and regulations under those Acts, all of which shall have been received prior to the Closing Date, except for such consents, approvals, authorizations or orders as may be required subsequent to the Closing Date;

                (v) The execution, delivery and performance of this Agreement will not result in a material violation of Thornburg LTMF's Articles of Incorporation or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which Thornburg Fund or Thornburg LTMF is a party or by which it is bound;

               (vi) Thornburg Fund has valued, and will continue to value, its portfolio securities and other assets in accordance with applicable legal requirements;

              (vii) No litigation or administrative proceeding or investigation of or before any court or governmental body or self regulatory organization is presently pending or threatened against Thornburg Fund or any of its properties or assets. Thornburg LTMF knows of no facts which might form the basis for the institution of such proceedings, and neither Thornburg LTMF nor Thornburg Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body or self regulatory organization which materially and adversely affects their business or their ability to consummate the transactions herein contemplated;

             (viii) The statement of assets and liabilities, the statement of operations and the statement of changes in net assets of Thornburg Fund at June 30, 1996 have been audited by McGladrey & Pullen, LLP, certified public accountants, and those statements together with the statement of assets and liabilities, the statement of operations and the statement of changes in net assets at December 31, 1996, and, when issued, at June 30, 1997, fairly and accurately reflect, or in the case of the June 30, 1997 statements will fairly and accurately reflect the assets and financial condition of Thornburg Fund as of and for the periods ended on those dates, and have, or in the case of the June 30, 1997 statements, shall have been prepared in accordance with generally accepted accounting principles consistently applied and there are no known liabilities of Thornburg Fund other than liabilities disclosed or provided for in the foregoing statements;

               (ix) Since December 31, 1996, there has not been any material adverse change in Thornburg Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, and Thornburg has not incurred any indebtedness maturing more than one year from the date such indebtedness was incurred. For the purposes of this subparagraph
     (ix), a decline in net value per share of Thornburg Fund Shares is not a material adverse change;

                (x) At the Closing Date, all federal and other tax returns and reports of Thornburg Fund required by law then to be filed shall have been filed, and all federal and other taxes shall have been paid for as due or provision shall have been made for the payment thereof and, to the best of Thornburg LTMF's knowledge, no such return of or relating to Thornburg Fund is currently under audit, and no assessment has been asserted with respect to Thornburg Fund;

               (xi) Thornburg Fund has met the requirements of Subchapter M of the Code, and has elected to be treated as a regulated investment company for each taxable fiscal year of its operation since its inception and will so qualify for the taxable year including the Closing Date;

               (xii) Thornburg LTMF is authorized to issue 300,000,000 shares of Thornburg Fund Class A voting common stock having a par value of $.0001 per share, at the date hereof. All issued and outstanding shares of Thornburg Fund have been offered and sold in every state and the District of Columbia in compliance in all material respects with applicable registration requirements of the 1933 Act and state securities laws. All issued and outstanding Thornburg Fund Shares are at the date hereof, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. Thornburg Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any Thornburg Fund Shares, nor is there outstanding any security convertible into Thornburg Fund Shares (except as the directors of Thornburg LTMF may convert shares of other classes of shares to Class A shares in accordance with Thornburg LTMF's Articles of Incorporation, as amended);

             (xiii) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary actions on the part of Thornburg LTMF's directors, and this Agreement constitutes a valid and binding obligation of Thornburg LTMF enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and subject to general equity principles;

              (xiv) Thornburg Fund Class A Shares to be issued and delivered to Mackenzie Fund pursuant to the terms of this Agreement will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued Thornburg Fund Shares, and will be fully paid and non-assessable by Thornburg LTMF, except to the extent that shareholders of Thornburg LTMF may be held personally liable for obligations of Thornburg LTMF;

               (xv) The N-14 Registration Statement and the Reorganization Proxy Materials, from their effective dates with the Commission, through the time of the Shareholders Meeting and at the Closing Date:
     (a) shall comply in all material respects with the provisions of the 1933 Act, 1934 Act and the 1940 Act, the rules and regulations thereunder, and applicable state securities laws, and (b) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, that the representations and warranties in this subparagraph shall only apply to statements in or omissions from the N-14 Registration Statement or the Reorganization Proxy Materials made in reliance upon and in conformity with information furnished by or on behalf of Thornburg LTMF;

              (xvi) At the Closing Date, Thornburg Fund will have good and marketable title to its assets, subject to no lien, encumbrance or competing interest in any person, and full right, power and authority to sell, assign, transfer and deliver those assets other than as disclosed in writing to Mackenzie Fund; and

             (xvii) The information furnished by Thornburg LTMF for use in applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby is and shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

     5.   Covenants of the Parties.
          ------------------------
          (a) Thornburg Fund and Mackenzie Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that the ordinary course of business will include customary dividends and distributions and any other distribution that may be advisable.

          (b) Mackenzie Trust will call a meeting of the shareholders of Mackenzie Fund to be held as promptly as practicable to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

          (c) Mackenzie Trust covenants that the Thornburg Fund Shares to be issued hereunder will not be sold or distributed other than in accordance with the terms of this Agreement.

          (d) Mackenzie Trust will furnish to Thornburg LTMF all information reasonably requested and that is within its control for the preparation of the N-14 Registration Statement, the preparation and distribution of the Reorganization Proxy Materials, and for effectuating the transactions contemplated herein. Mackenzie Trust will furnish, or cause its transfer agent to furnish, to Thornburg LTMF all information reasonably requested respecting the beneficial ownership of Mackenzie Fund shares, shareholders and shareholder accounts for the mailing of the Reorganization Proxy Materials and for the establishment of Thornburg Fund accounts for Mackenzie Fund Shareholders in accordance with paragraph 1(c). Mackenzie Trust will furnish, or cause its custodian or other agents to furnish, all portfolio asset information reasonably requested by Thornburg LTMF in connection with, and to facilitate, the transactions contemplated by this Agreement.

          (e) Subject to the provisions of this Agreement, Thornburg LTMF and Mackenzie Trust will each take, or cause to be taken, all actions, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

          (f) Mackenzie Trust shall furnish to Thornburg LTMF within 30 days after the Closing Date a detailed trial balance of Mackenzie Fund's assets and liabilities and computations showing amortization of premium on portfolio securities. Mackenzie Trust shall furnish to Thornburg LTMF when available the final federal income tax return for Mackenzie Fund.

          (g) Mackenzie Trust will, as promptly as practicable after the Closing, wind up the business of Mackenzie Fund, deregister Mackenzie Fund under applicable federal securities laws, file final reports with the state securities regulators requiring any such reports, prepare and distribute final account statements and tax statements to persons who were formerly Mackenzie Fund shareholders, and file any necessary federal and state tax returns.

          (h) Thornburg LTMF will prepare and file the N-14 Registration Statement, will file the Reorganization Proxy Materials with applicable regulatory authorities, and will use all reasonable efforts to obtain clearance or effectiveness of the N-14 Registration Statement and the Reorganization Proxy Materials, all in accordance with the 1933 Act, the 1934 Act, and the 1940 Act, and applicable regulations and rulings thereunder, and in accordance with any applicable state statutes and regulations.

          (i) Thornburg LTMF agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1934 Act, the 1940 Act and such of the state securities laws as are necessary or appropriate in order to continue its operations after the Closing Date.

     6.   Conditions Precedent to Obligations of Mackenzie Trust.
          ------------------------------------------------------
     The obligations of Mackenzie Trust to consummate the transactions provided for herein shall be subject, at its election, to the performance by Thornburg LTMF of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

          (a) All representations and warranties of Thornburg LTMF contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date;

          (b) Thornburg LTMF shall have delivered to Mackenzie Trust a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to Mackenzie Trust and dated as of the Closing Date, certifying that the representations and warranties of Thornburg LTMF made in this Agreement are true and correct at and as of the Closing Date;

          (c) Mackenzie Trust shall have received on the Closing Date a favorable opinion of White, Koch, Kelly & McCarthy, P.A., counsel to Thornburg LTMF, dated as of the Closing Date, in form and substance satisfactory to Mackenzie Trust's counsel, covering the following points:

                (i) Thornburg LTMF is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has power to own all of its properties and assets and, to the knowledge of such counsel, to carry on its business as presently conducted;

               (ii) This Agreement has been duly authorized, executed and delivered by Thornburg LTMF and, assuming due authorization, execution and delivery of the Agreement by Mackenzie Trust, is a valid and binding obligation of Thornburg LTMF enforceable against Thornburg LTMF in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and general equitable principles;

              (iii) The Thornburg Fund Shares to be issued to Mackenzie Fund Shareholders as provided by this Agreement are duly authorized and upon such delivery will be validly issued and outstanding and will be fully paid and non-assessable by Thornburg LTMF, except to the extent that shareholders of Thornburg LTMF may be held personally liable for the obligations of Thornburg LTMF;

               (iv) The execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate Thornburg LTMF's Agreement and Articles of Incorporation or By-Laws, or any provision of any agreement (known to such counsel) to which Thornburg LTMF is a party or by which it is bound or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty, under any agreement, judgment, or decree to which Thornburg LTMF is a party or by which it is bound;

                (v) To the knowledge of counsel, no consent, approval, authorization or order of any court or governmental authority is required for the consummation by Thornburg LTMF of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and such as may be required under state securities laws;

               (vi) In the ordinary course of counsel's representation of Thornburg LTMF or Thornburg Fund, and without having made any investigation, counsel is not aware of any legal or governmental proceedings insofar as they relate to Thornburg LTMF or Thornburg Fund, required to be described in the N-14 Registration Statement which are not described as required;

              (vii) Thornburg LTMF is a duly registered management investment company and its registration with the Commission as an investment company under the 1940 Act is in full force and effect; and

             (viii) In the ordinary course of counsel's representation of Thornburg LTMF or Thornburg Fund, and without having made any investigation, counsel is not aware of any litigation or administrative proceeding or investigation of or before any court or governmental body or self regulatory organization which is presently pending or threatened as to Thornburg LTMF or Thornburg Fund or any of its properties or assets and neither Thornburg LTMF nor Thornburg Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body or self regulatory organization, which materially and adversely affects its business.

     7.   Conditions Precedent to Obligations of Thornburg LTMF.
          -----------------------------------------------------
     The obligations of Thornburg LTMF to complete the transactions provided for herein shall be subject, at its election, to the performance by Mackenzie Trust of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

          (a) All representations and warranties of Mackenzie Trust contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date;

          (b) Mackenzie Trust shall have delivered to Thornburg LTMF the following information prepared as of the Closing Date: (i) net asset value pricing sheet of Mackenzie Fund, with a portfolio listing of each portfolio security including the principal amount, identification of issue, cost, tax lot cost, market price per unit and market value; (ii) trial balance of Mackenzie Fund's general ledger; (iii) supporting schedules with the details for accounts receivable and accounts payable; (iv) certification from Mackenzie Fund's custodian that it has delivered to Thornburg Fund's custodian the Assets acquired by Thornburg Fund; and (v) confirmation from Mackenzie Fund's transfer agent of the aggregate number of Mackenzie Fund Shares outstanding and a reconciliation of that number to the number of shares shown in the pricing sheet referred to in (i) above.

          (c) Mackenzie Trust shall have delivered to Thornburg LTMF a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to Thornburg LTMF and dated as of the Closing Date, certifying that the representations and warranties of Mackenzie Trust made in this Agreement are true and correct at and as of the Closing Date;

          (d) Thornburg LTMF shall have received on the Closing Date a favorable opinion of Dechert Price & Rhoads, counsel to Mackenzie Trust, dated as of the Closing Date, in form and substance satisfactory to Thornburg LTMF's counsel, covering the following points:

                (i) Mackenzie Trust is a business trust duly formed and validly existing under the laws of the Commonwealth of Massachusetts and has power to own all of its properties and assets and, to the knowledge of such counsel, to carry on its business as presently conducted;

               (ii) This Agreement has been duly authorized, executed and delivered by Mackenzie Trust and, assuming due authorization, execution and delivery of the Agreement by Thornburg LTMF, is a valid and binding obligation of Mackenzie Trust enforceable against Mackenzie Trust in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and general equitable principles;

              (iii) The execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate Mackenzie Trust's Declaration of Trust or By-Laws, or any provision of any agreement (known to such counsel) to which Mackenzie Trust is a party or by which it is bound or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty, under any agreement, judgment, or decree to which Mackenzie Trust is a party or by which it is bound;

               (iv) To the knowledge of counsel, no consent, approval, authorization or order of any court or governmental authority, other than the filings required to be made after the Closing under applicable laws, is required for the consummation by Mackenzie Trust of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act;

                (v) This Agreement was duly approved by the Mackenzie Fund Shareholders in accordance with applicable law;

               (vi) In the ordinary course of counsel's representation of Mackenzie Trust or Mackenzie Fund, and without having made any investigation, counsel is not aware of any legal or governmental proceedings, insofar as they relate to Mackenzie Trust or Mackenzie Fund, required to be described in the N-14 Registration Statement which are not described as required;

              (vii) Mackenzie Trust is a duly registered management investment company and its registration with the Commission as an investment company under the 1940 Act is in full force and effect; and

             (viii) In the ordinary course of counsel's representation of Mackenzie Trust or Mackenzie Fund, and without having made any investigation, counsel is not aware of any litigation or administrative proceeding or investigation of or before any court or governmental body or self regulatory organization which is presently pending or threatened as to Mackenzie Trust or Mackenzie Fund or any of its properties or assets and neither Mackenzie Trust nor Mackenzie Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body or self regulatory organization, which materially and adversely affects its business.

          (e) The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of Mackenzie Fund in accordance with applicable law and evidence of the approval shall have been delivered to Thornburg LTMF;

          (f) The parties shall have received a favorable opinion of Dechert Price & Rhoads, satisfactory to Mackenzie Trust and Thornburg LTMF, substantially to the effect that, based upon certain facts, assumptions and representations, the transactions contemplated by this Agreement constitute a tax-free reorganization described in Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, for federal income tax purposes. The delivery of such opinion is conditioned upon receipt by Dechert Price & Rhoads of representations it shall request of Thornburg LTMF and Mackenzie Trust.

     8.   Further Conditions Precedent to Obligations
          of Thornburg LTMF and Mackenzie Trust.
          -------------------------------------------
     Each party's obligations hereunder are, at its election, subject to the further conditions that:

          (a) On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

          (b) On or before the Closing Date, all consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and of state securities authorities, including "no-action" positions of such federal or state authorities) deemed necessary by Thornburg LTMF or Mackenzie Trust to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the business assets or properties of Thornburg LTMF or Mackenzie Trust;

          (c) On or before the Closing Date, the N-14 Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

     9.   Responsibility for Fees and Expenses.
          ------------------------------------
          (a) Thornburg LTMF and Mackenzie Trust each represents and warrants to the other that it has not engaged any broker or finder entitled to receive any payments in connection with the transactions provided for herein.

          (b) Neither Thornburg Fund nor Mackenzie Fund shall ultimately bear any expenses incurred in connection with the entering into and carrying out of the provisions of this Agreement, whether or not the transactions contemplated are consummated. Specifically, the investment advisers to each respective Fund have agreed pursuant to an agreement dated June 13, 1997, to assume and share between themselves all such expenses including the expenses of preparing and filing the N-14 Registration Statement, the costs of distributing the prospectus and proxy materials, proxy solicitation costs, and other special costs incurred by either Fund; provided, however, that any expenses so borne by either investment adviser shall be solely and directly related to the reorganization contemplated by this Agreement, within the meaning of Revenue Ruling 73-54, 1973-1 C.B. 187.

     10.  Massachusetts Business Trust.
          ----------------------------
          Mackenzie Trust is organized as a Massachusetts business trust, and references in this Agreement to Mackenzie Trust mean and refer to the trustees of Mackenzie Trust from time to time serving under its Declaration of Trust on file with the Secretary of State of the Commonwealth of Massachusetts, as the same may be amended from time to time, pursuant to which Mackenzie Trust conducts its business. It is expressly agreed that the obligations of Mackenzie Trust hereunder shall not be binding upon any of Mackenzie Trust's trustees, shareholders, nominees, officers, agents, or employees of Mackenzie Trust, or Mackenzie Fund personally, but bind only the property of Mackenzie Fund, as provided in Mackenzie Trust's Declaration of Trust. Moreover, no series of Mackenzie Trust other than Mackenzie Fund shall be responsible for the obligations of Mackenzie Trust hereunder, and all persons shall look only to the respective assets of Mackenzie Fund to satisfy the obligation of Mackenzie Trust hereunder. The execution and delivery of this Agreement have been authorized by Mackenzie Trust's Board of Trustees, on behalf of Mackenzie Fund, and this Agreement has been signed by authorized officers of Mackenzie Fund acting as such, and neither such authorization by such Trustees, nor such execution and delivery by such officers, shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the respective property of Mackenzie Fund, as provided in Mackenzie Trust's Declaration of Trust.

     11.  Indemnification
          ---------------
          (a) Thornburg Fund agrees to indemnify and hold harmless Mackenzie Fund and each of Mackenzie Fund's trustees and officers from and against any and all losses, claims, damages, liabilities or expenses (including without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which jointly and severally, Mackenzie Fund or any of its trustees or officers may become subject, insofar as any such loss, claim damage liability or expense (or actions with respect thereto) arises out of or is based on any breach by Thornburg Fund of any of its representations, warranties, covenants or agreements set forth in this Agreement.

          (b) Mackenzie Fund agrees to indemnify and hold harmless Thornburg Fund and each of Thornburg Fund's directors and officers from and against any and all losses, claims, damages, liabilities or expenses (including without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which jointly and severally, Thornburg Fund or any of its directors or officers may become subject insofar as any such loss, claim or damage liability or expense (or actions with respect thereto) arises out of or is based on any breach by Mackenzie Fund of any of its representations, warranties, covenants or agreements set forth in this Agreement.

     12.  Entire Agreement; Survival of Warranties.
          ----------------------------------------
          (a) Thornburg LTMF and Mackenzie Trust agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

          (b) The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

     13.  Termination.
          -----------
          (a) This Agreement may be terminated by the mutual agreement of Thornburg LTMF and Mackenzie Trust. In addition, either Thornburg LTMF or Mackenzie Trust may at its option terminate this Agreement at or before the Closing Date because:

                (i) of a material breach by the other of any representation, warranty or agreement contained herein to be performed at or before the Closing Date; or

               (ii) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

          (b) In the event of any such termination, there shall be no liability for damages on the part of either Thornburg LTMF or Mackenzie Trust, or their respective directors or trustees or officers, to the other party or its directors or trustees or officers, but each shall bear, except as otherwise provided in paragraph 9(b), the expenses incurred by them incidental to the preparation and carrying out of this Agreement.

     14.  Amendments.
          ----------
     This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of Mackenzie Trust and Thornburg LTMF; provided, however, that following the shareholders' meeting called by Mackenzie Fund pursuant to this Agreement, no such amendment may have the effect of changing the provisions for determining the number of Thornburg Fund Shares to be issued to the Mackenzie Fund Shareholders under this Agreement to the detriment of those Shareholders without their further approval.

     15.  Notices.
          -------
     Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy or certified mail addressed to Thornburg LTMF, 119 East Marcy Street, Suite 202, Santa Fe, New Mexico 87501, Attention:
Brian J. McMahon and Mackenzie Trust, Via Mizner Financial Plaza, Suite 300, 700 South Federal Highway, Boca Raton, Florida 33432, Attention: C. William Ferris.

     16.  Headings; Counterparts; Governing Law; Assignment.
          -------------------------------------------------
          (a) The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          (b) This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

          (c) This Agreement shall be governed by and construed in accordance with the substantive laws of the Commonwealth of Massachusetts, provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act or the Advisers Act (as the same Acts shall have been or will be amended) or rules, orders or regulations of such governmental bodies or authorities having authority with respect to such Acts.

          (d) This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective administrators, executors, legal representatives, heirs, successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

          (e) In the event of any litigation respecting this Agreement or its subject matter, the prevailing party will be entitled to reimbursement from the losing party for the prevailing party's cost of suit, including reasonable attorneys' fees.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its President or Vice President and attested to by its Secretary or Assistant Secretary.

Attest:                       THORNBURG LIMITED TERM MUNICIPAL FUND, INC.
                              on behalf of THORNBURG LIMITED TERM MUNICIPAL FUND NATIONAL PORTFOLIO


_________________________     By:__________________________________________
_______________                   __________________, _________________




Attest:                       MACKENZIE SERIES TRUST on behalf of MACKENZIE
                              LIMITED TERM MUNICIPAL FUND


_________________________     By:__________________________________________
_______________                  __________________, _________________

                                 EXHIBIT A
                                    to
                   Agreement and Plan of Reorganization
                        dated June 13, 1997 between
                        Thornburg Investment Trust
  (on behalf of Thornburg Limited Term Municipal Fund National Portfolio)
                                    and
                          Mackenzie Series Trust
             (on behalf of Mackenzie National Municipal Fund)


Subparagraph 4(a)(x):  None.

                                EXHIBIT B



                                 THORNBURG
                              MUNICIPAL FUNDS


          Thornburg Limited Term Municipal Fund National Portfolio
         Thornburg Limited Term Municipal Fund California Portfolio
                   Thornburg Intermediate Municipal Fund
               Thornburg Florida Intermediate Municipal Fund
             Thornburg New Mexico Intermediate Municipal Fund




                                PROSPECTUS
                              February 1, 1997


NOT FDIC-                                          MAY LOSE VALUE
INSURED                                         NO BANK GUARANTEE

THORNBURG MUNICIPAL FUNDS
Prospectus
February 1, 1997

The Thornburg Municipal Funds are separate investment portfolios ("Funds") offered through this combined prospectus by Thornburg Limited Term Municipal Fund, Inc. and Thornburg Investment Trust.

All of the Funds are managed by Thornburg Management Company, Inc. (TMC). Each of the active Funds offers Class A shares through this Prospectus, which are sold at net asset value plus an initial sales charge imposed at the time of sale. Limited Term National Fund, Limited California Fund and Intermediate National Fund also offer Class C shares through this Prospectus, sold without an initial sales charge but subject to a sales charge if redeemed within one year of purchase and an annual distribution fee. One or more Funds may offer other classes of shares. See "Your Account-Buying Fund Shares," beginning on page 18.

Each Fund has the objective of providing, through investment in a professionally managed portfolio of Municipal Obligations, as high a level of current income exempt from federal income tax as is consistent, in the view of the Funds' investment adviser, with preservation of capital.

Each of the Funds having a state's name will invest primarily in Municipal Obligations of the state having the same name, with the objective of having interest dividends paid to its state's shareholders exempt from any individual income taxes imposed by that state. Each of the Limited Term Funds will maintain a portfolio having a dollar-weighted average maturity of normally not more than five years, with the objective of reducing fluctuations in its net asset value relative to municipal bond portfolios with longer average maturities while expecting lower yields than those received on portfolios with longer average maturities. Each of the Intermediate Funds will maintain a portfolio having a dollar-weighted average maturity of normally three to ten years, with the objective of reducing fluctuations in net asset value relative to long-term municipal bond portfolios. The Intermediate Funds will expect lower yields than those received on long term bond portfolios, while seeking higher yields and expecting higher share price volatility than the Limited Term Funds. During temporary periods the portfolio maturity of the Intermediate Funds may be reduced for defensive purposes. There is no limitation on the maturity of any specific security a Fund may purchase, subject to the limitation on the average maturity of each Fund. There can be no assurance that the Funds' respective objectives will be achieved.

This Prospectus sets forth concisely the information a prospective investor should know about the Funds before investing. It should be read and retained for further reference. Additional information about the Limited Term Funds is contained in a Statement of Additional Information - Thornburg Limited Term Municipal Funds dated November 1, 1996, and additional information about the Intermediate Funds is contained in a Statement of Additional Information - Thornburg Intermediate Municipal Funds dated February 1, 1997. Each of these Statements of Additional Information has been filed with the Securities and Exchange Commission and may be obtained at no charge by contacting Thornburg Securities Corporation, 119 East Marcy Street, Suite 202, Santa Fe, New Mexico 87501, 800-847-0200. This Prospectus incorporates by reference both Statements of Additional Information.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FUND SHARES INVOLVE INVESTMENT RISKS (INCLUDING POSSIBLE LOSS OF
PRINCIPAL), AND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, AND ARE NOT INSURED BY, ANY BANK, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY GOVERNMENT AGENCY.

                       LIMITED TERM MUNICIPAL FUNDS

         (series of Thornburg Limited Term Municipal Fund, Inc.):
     Thornburg Limited Term Municipal Fund National Portfolio
        ("Limited Term National Fund")
     Thornburg Limited Term Municipal Fund California Portfolio
        ("Limited Term California Fund")

                     INTERMEDIATE TERM MUNICIPAL FUNDS

                  (series of Thornburg Investment Trust):
     Thornburg Intermediate Municipal Fund ("Intermediate National Fund") Thornburg Alabama Intermediate Municipal Fund
        ("Intermediate Alabama Fund")*
     Thornburg Arizona Intermediate Municipal Fund
        ("Intermediate Arizona Fund")*
     Thornburg Florida Intermediate Municipal Fund
        ("Intermediate Florida Fund")
     Thornburg New Mexico Intermediate Municipal Fund
        ("Intermediate New Mexico Fund")
     Thornburg Pennsylvania Intermediate Municipal Fund
        ("Intermediate Pennsylvania Fund")*
     Thornburg Tennessee Intermediate Municipal Fund
        ("Intermediate Tennessee Fund")*
     Thornburg Texas Intermediate Municipal Fund
        ("Intermediate Texas Fund")*
     Thornburg Utah Intermediate Municipal Fund
        ("Intermediate Utah Fund")*



* Funds marked with an asterisk are not currently active, and propose to commence investment operations in the future.

                             TABLE OF CONTENTS

 1          Expense Information

 4          Financial Highlights

 8          Management Discussion of Fund Performance

12          Investment Objectives and Policies

15          Your Account - Buying Fund Shares

20          Selling Fund Shares

22          Investor Services, Transaction Services

23          Shareholder and Account Policies

24          Taxes

26          Service and Distribution Plans

26          Transaction Details

28          Exchange Restrictions

28          Performance

30          Organization of the Funds

30          Thornburg Management Company, Inc.
            and Thornburg Securities Corporation

31          Additional Information

NOTES



                                  <LOGO>

EXPENSE INFORMATION

SHAREHOLDER TRANSACTION EXPENSES
                                               Limited Term Municipal Funds           Thornburg Intermediate Municipal Funds
                                               ----------------------------           --------------------------------------
                                               Class A              Class C           Class A                        Class C
                                               -------              -------           -------                        -------
Maximum Sales Charge on Purchases              2.50%                none              3.50%                          none
(as a percentage of offering price)

Maximum Deferred Sales Charge on Redemptions   0.50 <FN1>           0.50% <FN2>       0.50 <FN1>                     0.60% <FN2>
(as a percentage of redemption proceeds or
 original purchase price, whichever is lower)

<FN1> Imposed only on redemptions of purchases greater than $1 million in the event of a redemption within 12 months of purchase.
<FN2> Imposed only on redemptions of Class C shares within 12 months of purchase.

ANNUAL OPERATING EXPENSES
(as a percentage of average net assets)             Example: You would pay the following expenses on a $1,000 investment, assuming the Fund's expense ratio remains the same, a 5% annual return, and redemption
Thornburg Limited Term                              at the end of each time period:
Municipal Fund -
National Portfolio            Class A   Class C              One Year  3 Years  5 Years  10 Years
------------------            -------   -------              --------  -------  -------  --------

Management Fees                 .45%      .45%      Class A    $35       $56      $78      $143
12b-1 Fees (after fee waivers                       Class C    $19       $44      $76      $168
 for Class C) *                 .25%      .63%
Other Expenses                  .28%      .30%      You would pay the following expenses on the same $1,000 investment, assuming
                               -----     -----      no redemption at the end of each period:
Total Fund Operating Expenses   .98%     1.38%
                                                              One Year  3 Years  5 Years  10 Years
                                                              --------  -------  -------  --------
                                                    Class A    $35       $56      $78      $143
                                                    Class C    $14       $44      $76      $168

     * Expenses reflect rounding. Expenses have been restated to reflect current fees. Amounts shown for Class C shares of Limited Term
       National Fund are based upon a partial waiver of the Class C 12b-1 fee. Absent the waiver, the Class C 12b-1 fees would have been 1.00% and the total Fund operating expenses would have been 1.75% for the Class C shares. Long-term Class C shareholders may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.

                                                                           1

                                                    Example: You would pay the following expenses on a $1,000 investment, assuming the Fund's expense ratio remains the same, a 5% annual return, and redemption
Thornburg Limited Term                              at the end of each time period:
Municipal Fund -
California Portfolio          Class A   Class C              One Year  3 Years  5 Years  10 Years
--------------------          -------   -------              --------  -------  -------  --------
Management Fees                 .50%      .50%      Class A    $35       $56      $79      $146
12b-1 Fees (after fee waivers                       Class C    $19       $45      $77      $170
 for Class C) *                 .25%      .63%
Other Expenses (after                               You would pay the following expenses on the same $1,000 investment, assuming
 assumption of expenses for                         no redemption at the end of each period:
 Class A and Class C)           .25%      .27%
                               -----     -----                One Year  3 Years  5 Years  10 Years
Total Fund Operating Expenses  1.00%     1.40%                --------  -------  -------  --------
                                                    Class A    $35       $56      $79      $146
                                                    Class C    $14       $45      $77      $170

     * Expenses reflect rounding. Amounts shown have been restated to reflect current fees. Amounts shown for Class A of the Limited Term California Fund reflect an assumption of certain Fund operating expenses. Absent the assumption of expenses, other expenses would have been .30% and total Fund operating expenses would have been 1.05%. Amounts shown for Class C of the Limited Term
       California Fund reflect a partial waiver of 12b-1 fees and assumption of certain Fund operating expenses. Absent the waiver of 12b-1 fees and assumption of expenses, 12b-1 fees and other expenses would have been 1.00% and 1.42%, respectively, and total Fund operating expenses would have been 2.92%. Long-term Class C shareholders may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.

                                                    Example: You would pay the following expenses on a $1,000 investment, assuming the Fund's expense ratio remains the same, a 5% annual return, and redemption at the end of each time period:
Thornburg Intermediate
Municipal Fund                Class A   Class C              One Year  3 Years  5 Years  10 Years
----------------------        -------   -------              --------  -------  -------  --------
Management Fees                 .50%      .50%      Class A    $45       $66      $89      $154
12b-1 Fees (after fee waivers                       Class C    $20       $45      $77      $170
 for Class C) *                 .25%      .60%
Other Expenses (after                               You would pay the following expenses on the same $1,000 investment, assuming
 assumption of expenses for                         no redemption at the end of each period:
 Class A and Class C)           .25%      .30%
                               -----     -----                One Year  3 Years  5 Years  10 Years
Total Fund Operating Expenses  1.00%     1.40%                --------  -------  -------  --------
                                                    Class A    $45       $66      $89      $154
                                                    Class C    $14       $45      $77      $170

     * Expenses reflect rounding. Amounts shown have been restated to reflect current fees. Amounts shown for Class A of the Intermediate
       National Fund reflect an assumption of certain Fund operating expenses. Absent the assumption of expenses, other expenses would have been .34% and total Fund operating expenses would have been 1.09%. Amounts shown for Class C of the Intermediate National Fund reflect a partial waiver of Rule 12b-1 fees and assumption of certain
       Fund operating expenses. Absent the waiver of 12b-1 fees and assumption of expenses, 12b-1 fees and other expenses would have been 1.00% and .47%, respectively, and the total Fund operating expenses would have been 1.97%. Long-term Class C shareholders may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.

     2

                                                    Example: You would pay the following expenses on a $1,000 investment, assuming the Fund's expense ratio remains the same, a 5% annual return, and redemption at the end of each time period:
Thornburg New Mexico
Intermediate Municipal Fund   Class A                        One Year  3 Years  5 Years  10 Years
---------------------------   -------                        --------  -------  -------  --------
Management Fees                 .50%                Class A    $45       $66      $89      $154
12b-1 Fees                      .25%
Other Expenses (after
 assumption of expenses) *      .25%
                               -----
Total Fund Operating Expenses  1.00%

     * Expenses reflect rounding. Amounts shown have been restated to reflect current fees. Amounts shown for Class A of the Intermediate New Mexico
       Fund reflect assumption of certain Fund operating expenses. Absent the assumption of expenses, the operating expenses would have been .32%, and total Fund operating expenses would have been 1.07%.

                                                    Example: You would pay the following expenses on a $1,000 investment, assuming the Fund's expense ratio remains the same, a 5% annual return, and redemption at the end of each time period:
Thornburg Florida
Intermediate Municipal Fund   Class A                        One Year  3 Years  5 Years  10 Years
---------------------------   -------                        --------  -------  -------  --------
Management Fees                 .50%                Class A    $45       $66      $89      $154
12b-1 Fees                      .25%
Other Expenses (after
 assumption of expenses for
 Class A and Class C) *         .25%
                               -----
Total Fund Operating Expenses  1.00%

     * Expenses reflect rounding. Amounts shown have been restated to reflect current fees. Amounts shown for Class A of the Intermediate
       Florida Fund reflect assumption of certain Fund operating expenses
       Absent the assumption of expenses, other expenses would have been .59% and total Fund operating expenses would have been 1.34%.


EXPLANATION OF TABLES

    THE INFORMATION IN THE TABLES ABOVE SHOULD BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. The expense figures shown in the tables above are presented to assist the investor in understanding the various costs that an investor in a Fund will bear, directly or indirectly. The Funds' investment adviser and distributor may not waive fees or assume Fund expenses in the future.

FINANCIAL HIGHLIGHTS

The table on the following pages present, for each Fund, per share income and capital changes for a share outstanding throughout each period indicated. The information for the years ended June 30, 1989, 1990, 1991, 1992, 1993, 1994, 1995 and 1996 for the Limited Term National Fund and the Limited Term California Fund, and the information for all of the years presented for the Intermediate Funds, has been audited by McGladrey & Pullen, LLP, independent auditors, whose reports thereon are incorporated by reference in the registration statements for the respective Funds. The information should be read in conjunction with the 1996 Annual Report for each Limited Term Fund and the 1996 Annual Report for each Intermediate Fund.

                                                                                   Ratio of   Ratio of   Ratio of
                                                                                   Expenses   Expenses     Net
                                   Net              Distri-                         to         to      Investment          Net
                                Realized            butions Distri-                Average    Average    Income          Assets
              Net Asset            and     Total      from  butions Net             Net        Net       (Loss)           at end
               Value           Unrealized   from      Net    from   Asset          Assets     Assets       to               of
              Beginning  Net      Gain   Investment Invest-  Net    Value   Total  After      Before     Average Rate of  Period
Fiscal Year      of  Investment  (Loss)  Operations   ment Realized End of  Return Exp.       Exp.         Net  Portfolio ('000's
or Period      Period  Income  Investments          Income  Gains   Period  <F(c)> Reductions Reductions Assets Turnover  omitted)
-------------  ------ --------- -------- ---------- ------- ------- ------- ------ ---------- ---------- ------ --------- -------
Limited Term
National Fund
-------------
Class A
Year ended:
June 30, 1987   12.68   .83       .02      .85       ( .83) $( .01)  12.69   6.87   (1.00)    (1.10)     6.27   47.00     127,074
June 30, 1988   12.69   .84       .06      .90       ( .84)          12.75   7.37   (1.10)    (1.20)     6.58   66.00     164,489
June 30, 1989   12.75   .85       .05      .90       ( .85)          12.80   7.29   (1.15)    (1.15)     6.66   69.96     184,139
June 30, 1990   12.80   .86      (.06)     .80       ( .86)          12.74   6.48   (1.11)    (1.11)     6.73   67.51     217,325
June 30, 1991   12.74   .85       .09      .94       ( .85)          12.83   7.60   (1.07)    (1.07)     6.58   32.36     312.882
June 30, 1992   12.83   .79       .26     1.05       ( .79)          13.09   8.40   (1.04)    (1.04)     5.96   27.63     521,683
June 30, 1993   13.09   .68       .50     1.18       ( .68)          13.59   9.24   (1.01)    (1.01)     5.03   19.30     895,500
June 30, 1994   13.59   .63      (.32)     .31       ( .63)          13.27   2.25   (0.95)    (0.95)     4.60   15.63   1,030,293
June 30, 1995   13.27   .64       .10      .74       ( .64)          13.37   5.76   (0.97)    (0.97)     4.86   23.02     931,987
June 30, 1996   13.37   .63      (.02)     .61       ( .63)          13.35   4.60   (0.97)    (0.97)     4.66   20.60     917,831

Class B <F(a)>
9/1/94 <F(b)>  $13.29 $ .46     $ .09    $ .55      $( .46)         $13.38   4.14%  (1.57)%   (2.30)%    4.24%  23.02%     $2,823
 to 6/30/95                                                                         <F(d)>    <F(d)>     <F(d)>
7/1/95 to       13.38   .13       .05      .18       ( .13)          13.43    1.56  (1.59)    (2.01)     4.17   20.60           0
 9/28/95                                                                            <F(d)>     <F(d)>     <F(d)>

Class C
9/1/94 <F(b)>  $13.29 $ .46     $ .11    $ .57      $( .46)         $13.40   4.25%  (1.60)%   (1.84)%    4.21%  23.02%     $6,469
 to 6/30/95                                                                         <F(d)>    <F(d)>     <F(d)>
Year ended      13.40   .57      (.03)     .54       ( .57)          13.37   4.05   (1.41)    (1.63)     4.22   20.60      15,948
 6/30/96

                                                                                   Ratio of   Ratio of   Ratio of
                                                                                   Expenses   Expenses     Net
                                   Net              Distri-                         to         to      Investment           Net
                                Realized            butions Distri-                Average    Average    Income           Assets
              Net Asset            and     Total      from  butions                 Net        Net       (Loss)           at end
               Value           Unrealized   from      Net    from   Net Asset      Assets     Assets       to               of
              Beginning  Net      Gain   Investment Invest-  Net    Value   Total  After      Before     Average Rate of  Period
Fiscal Year      of  Investment  (Loss)  Operations   ment Realized End of  Return Expense    Expense      Net  Portfolio ('000's
or Period      Period  Income  Investments          Income  Gains   Period  <F(c)> Reductions Reductions Assets Turnover  omitted)
-------------  ------ --------- -------- ---------- ------- ------- ------- ------ ---------- ---------- ------ --------- -------
Limited Term
California Fund
---------------
Class A
2/20/87 <F(b)> $12.13 $ .26     $(.12)   $ .14      $( .26)         $12.01   1.10%  (0.67)%    (.81)%    5.73%  74.00%     $6,041
 to 6/30/87                                                                          <F(d)>    <F(d)>    <F(d)>
Year ended:
June 30, 1988   12.01   .78       .07      .85       ( .78)          12.08   7.10   (0.85)    (1.73)     6.30   29.00      11,641
June 30, 1989   12.08   .77       .07      .84       ( .77)          12.15   7.17   (1.00)    (1.38)     6.27   58.80      12,794
June 30, 1990   12.15   .76      (.04)     .72       ( .76)          12.11   6.15   (1.00)    (1.22)     6.16   49.05      26,517
June 30, 1991   12.11   .75       .13      .88       ( .75)          12.24   7.45   (1.00)    (1.20)     6.08   39.66      33,487
June 30, 1992   12.24   .72       .24      .96       ( .72)          12.48   8.10   (1.00)    (1.10)     5.80   30.56      53,130
June 30, 1993   12.48   .65       .37     1.02       ( .65)          12.85   8.36   (1.00)    (1.06)     5.07   20.81      81,874
June 30, 1994   12.85   .58      (.28)     .30       ( .58)          12.57   2.37   (1.00)    (1.03)     4.51   15.26     111,723
June 30, 1995   12.57   .58       .04      .62       ( .58)          12.61   5.12   (1.00)    (1.04)     4.69   18.54      98,841
June 30, 1996   12.61   .58       .03      .61       ( .58)          12.64   4.94   (1.00)    (1.05)     4.59   22.68      94,379

Class B <F(a)>
9/1/94 <F(b)>  $12.55 $ .43     $ .07    $ .50      $( .43)         $12.62   3.99%  (1.60)%   (4.51)%    4.10%  18.54%       $590
 to 6/30/95                                                                          <F(d)>    <F(d)>    <F(d)>
7/1/95 to       12.62   .13       .06      .19       ( .13)          12.68   1.59   (1.63)    (3.67)     4.15   22.68           0
 9/28/95                                                                             <F(d)>    <F(d)>    <F(d)>

Class C
9/1/94 <F(b)>  $12.55 $ .42     $ .07    $ .49      $( .42)         $12.62   3.98%  (1.63)%   (3.21)%    4.07%  18.54%       $790
 to 6/30/95                                                                          <F(d)>    <F(d)>    <F(d)>
Year ended
 6/30/96        12.62   .53       .03      .56       ( .53)          12.65   4.46   (1.43)    (2.92)     4.16   22.68       2,444

<F(a)>  Class B shares are no longer offered by the Funds,     <F(c)> Sales charges are not reflected in computing total return,
        and all outstanding Class Be shares were converted            which is not annualized for periods less than one year.
        into Class A shares on September 28, 1995.             <F(d)> Annualized.
<F(b)>  Commencement of operations.

4                                                                                                                                5

                                                                                   Ratio of   Ratio of   Ratio of
                                                                                   Expenses   Expenses     Net
                                   Net              Distri-                         to         to      Investment           Net
                                Realized            butions Distri-                Average    Average    Income           Assets
              Net Asset            and     Total      from  butions                 Net        Net       (Loss)           at end
               Value           Unrealized   from      Net    from   Net Asset      Assets     Assets       to               of
              Beginning  Net      Gain   Investment Invest-  Net    Value   Total  After      Before     Average Rate of  Period
Fiscal Year      of  Investment  (Loss)  Operations   ment Realized End of  Return Expense    Expense      Net  Portfolio ('000's
or Period      Period  Income  Investments          Income  Gains   Period  <F(e)> Reductions Reductions Assets Turnover  omitted)

-------------  ------ --------- -------- ---------- ------- ------- ------- ------ ---------- ---------- ------ --------- --------
Intermediate
National Fund
-------------
Class A
7/23/91 <F(b)> $12.06 $ .16     $ .05    $ .21      $( .16)         $12.11   1.77%  (0.25)%   (2.78)%    5.80%   3.40%      $9,719
 to 9/30/91                                                                          <F(f)>    <F(f)>    <F(f)>
Year ended:
Sept. 30, 1992  12.11   .78       .48     1.26       ( .78)          12.59  10.76   (0.48)    (1.19)     6.15   46.15       81,428
Sept. 30, 1993  12.59   .71       .88     1.59       ( .71)          13.47  13.01   (0.70)    (1.06)     5.37   14.29      182,319
Sept. 30, 1994  13.47   .67      (.72)    (.05)      ( .67) $( .02)  12.73   (.38)  (0.95)    (1.05)     5.23   27.37      207,718
Sept. 30, 1995  12.73   .68       .45     1.13       ( .68)          13.18   9.16   (1.00)    (1.08)     5.31   32.20      227,881
Sept. 30, 1996  13.18   .68       .05      .73       ( .68)          13.23   5.64   (1.00)    (1.09)     5.12   12.64      246,128


Class B <F(a)>
9/1/94 <F(b)>  $12.91 $ .05     $(.18)   $(.13)     $( .05)         $12.73   (.99)% (1.70)%   (1.70)%    4.57%  27.37%        $342
 to 9/30/94                                                                          <F(f)>    <F(f)>    <F(f)>
Year ended:
Sept. 30, 1995  12.73   .59       .40      .99       ( .59)          13.13   8.30   (1.65)    (2.86)     4.59   32.20            0

Class C
9/1/94 <F(b)>  $12.91 $ .05     $(.18)   $(.13)     $( .05)         $12.73   (.97)% (1.76)%   (1.76)%    4.51%  27.37%        $139
 to 9/30/94                                                                          <F(f)>    <F(f)>    <F(f)>
Year ended:
Sept. 30, 1995  12.73   .60       .47     1.07       ( .60)          13.20   8.60   (1.66)    (2.35)     4.62   32.20        4,001
Sept. 30, 1996  13.20   .63       .04      .67       ( .63)          13.24   5.14   (1.40)    (1.97)     4.73   12.64        7,586

                                                                                   Ratio of   Ratio of   Ratio of
                                                                                   Expenses   Expenses     Net
                                   Net              Distri-                         to         to      Investment           Net
                                Realized            butions Distri-                Average    Average    Income           Assets
              Net Asset            and     Total      from  butions                 Net        Net       (Loss)           at end
               Value           Unrealized   from      Net    from   Net Asset      Assets     Assets       to               of
              Beginning  Net      Gain   Investment Invest-  Net    Value   Total  After      Before     Average Rate of  Period
Fiscal Year      of  Investment  (Loss)  Operations   ment Realized End of  Return Expense    Expense      Net  Portfolio ('000's
or Period      Period  Income  Investments          Income  Gains   Period  <F(e)> Reductions Reductions Assets Turnover  omitted)

-------------  ------ --------- -------- ---------- ------- ------- ------- ------ ---------- ---------- ------ --------- --------
Intermediate
New Mexico Fund
---------------
Class A
6/21/91 <F(b)> $12.06 $ .23     $ .15    $ .38      $( .23)         $12.21   3.18%  (0.25)%   (1.32)%    6.57%  49.67%     $20,511
 to 9/30/91                                                                                   <F(f)>     <F(f)> <F(f)>
Year ended:
Sept. 30, 1992  12.21   .74       .43     1.17       ( .74)          12.64   9.98   (0.42)    (1.12)     5.76   32.15       71,034
Sept. 30, 1993  12.64   .65       .72     1.37       ( .65)          13.36  10.96   (0.61)    (1.01)     4.95   10.33      128,590
Sept. 30, 1994  13.36   .60      (.63)    (.03)      ( .60) $( .01)  12.72   (.26)  (0.90)    (1.04)     4.58    6.87      143,910
Sept. 30, 1995  12.72   .60       .40     1.00       ( .60)          13.12   8.10   (1.00)    (1.06)     4.71   17.06      136,742
Sept. 30, 1996  13.12   .63      (.03)     .60       ( .63)          13.09   4.68   (1.00)    (1.07)     4.81   10.88      131,307

Class B <F(a)>
9/1/94 <F(b)>  $12.87 $ .05     $(.15)   $(.10)     $( .05)         $12.72  (0.80)% (1.71)%  (10.90)%    3.47%   6.87%         $81
 to 9/30/94                                                                          <F(f)>    <F(f)>    <F(f)>
Year ended:
Sept. 30, 1995  12.72   .52       .37      .89       ( .52)          13.09   7.42   (1.64)    (4.71)     4.06   17.06            0

Class C <F(c)>
9/1/94 <F(b)>  $12.87 $ .04     $(.16)   $(.12)     $( .04)         $12.71  (0.90)% (1.74)%  (21.92)%    3.49%   6.87%         $59
 to 9/30/94                                                                          <F(f)>    <F(f)>    <F(f)>
Year ended:
Sept. 30, 1995  12.71   .52       .41      .93       ( .52)          13.12   7.48   (1.66)   (15.86)     4.05   17.06          141
4 month period  13.12   .19       .15      .34       ( .19)          13.27   2.57   (1.40)   (13.03)     4.22    4.84            0
 ended 1/31/96                                                                       <F(f)>    <F(f)>    <F(f)>

                                                                                   Ratio of   Ratio of   Ratio of
                                                                                   Expenses   Expenses     Net
                                   Net              Distri-                         to         to      Investment           Net
                                Realized            butions Distri-                Average    Average    Income           Assets
              Net Asset            and     Total      from  butions                 Net        Net       (Loss)           at end
               Value           Unrealized   from      Net    from   Net Asset      Assets     Assets       to               of
              Beginning  Net      Gain   Investment Invest-  Net    Value   Total  After      Before     Average Rate of  Period
Fiscal Year      of  Investment  (Loss)  Operations   ment Realized End of  Return Expense    Expense      Net  Portfolio ('000's
or Period      Period  Income  Investments          Income  Gains   Period  <F(e)> Reductions Reductions Assets Turnover  omitted)

-------------  ------ --------- -------- ---------- ------- ------- ------- ------ ---------- ---------- ------ --------- --------
Intermediate
Florida Fund
------------
Class A
2/1/94 <F(b)>  $12.06 $ .40     $(.52)   $(.12)     $( .40)         $11.54  (0.95)% (0.25)%   (1.95)%    5.09%  19.94%      $8,076
 to 9/30/94                                                                          <F(f)>    <F(f)>    <F(f)>
Year ended:
Sept. 30, 1995  11.54   .63       .29      .92       ( .63)          11.83   8.22   (0.38)    (1.44)     5.41   89.60       14,822
Sept. 30, 1996  11.83   .57       .05      .62       ( .57)          11.88   5.37    (.61)    (1.34)     4.80   77.12       19,501

Class B <F(a)>
9/1/94 <F(b)>  $11.72 $ .05     $(.17)   $(.12)     $( .05)         $11.55  (1.02)% (1.05)%   (7.80)%    4.80%  19.94%         $20
 to 9/30/94                                                                          <F(f)>    <F(f)>    <F(f)>
Year ended:
Sept. 30, 1995  11.55   .55       .28      .83       ( .55)          11.83   7.55   (1.08)    (5.35)     4.69   89.60            0

Class C <F(d)>
9/1/94 <F(b)>  $11.72 $ .05     $(.18)   $(.13)     $( .05)         $11.54  (1.10)% (1.10)%  (40.31)%    4.89%  19.94%        $109
 to 9/30/94                                                                          <F(f)>    <F(f)>    <F(f)>
Year ended
Sept. 30, 1995  11.54   .55       .32      .87       ( .55)          11.86   7.74   (1.08)    (19.08)    4.65   89.60          259
7 month period
 ended 4/30/96  11.86   .31      (.02)     .29       ( .31)          11.84   2.47   (0.97)    ( 6.03)    4.46   77.12            0
                                                                                    <F(f)>     <F(f)>    <F(f)>

<F(a)> Class B shares are no longer offered by the Funds, and all outstanding Class B shares were converted into Class A shares on September 28, 1995.
<F(b)> Commencement of operations.
<F(c)> Class C shares are no longer offered by the Intermediate
       New Mexico Fund, and all outstanding Class C shares were converted into Class A shares of the Fund on January 31, 1996.
<F(d)> Class C shares are no longer offered by the Intermediate
       Florida Fund, and all outstanding Class C shares were converted into Class A shares of the Fund on April 30, 1996.
<F(e)> Sales charges are not reflected in computing total return, which is not annualized for periods less than one year.
<F(f)> Annualized.

6                                                                         7

MANAGEMENT DISCUSSION OF FUND PERFORMANCE

The following graphs compare how $10,000 would have appreciated if invested in shares of the named Fund, a broad based securities market index, and the Consumer Price Index, a general measure of inflation. The table accompanying each graph shows average annual total return for the Fund for the designated period. Class A total return figures assume an investment of $10,000 at the public offering price for purchases up to $10,000; Class C total return figures assume an investment of $10,000.

Comparison of Fund performance to widely used indices is imperfect, because the indices do not reflect the ladder ed maturity strategy each Fund uses. Each index shown attempts to model the total return of a constant maturity bond portfolio, including bonds from throughout the United States. Each index also assumes no trading costs for buying and selling bonds, no custodial or accounting costs, and coupons are immediately reinvested at no transactional cost. Consequently, the reader should remain aware of the inherent limitations in comparing a theoretical index to actual results of a Fund portfolio.

Each Fund "ladders" or arrays the maturities of its bonds. The Limited Term Municipal Funds maintain a weighted average maturity using this technique which is normally no more than five years, while the Intermediate Municipal Funds' weighted average maturity is normally no more than 10 years.

Interest rates during 1995 generally decreased, causing interest dividends to decrease somewhat as Fund cash flow was reinvested at lower rates, and causing the value of the Funds' portfolios to increase relative to their expected values in a flat interest rate environment. In the first three quarters of 1996, higher economic growth led to rising interest rates and decreasing bond prices.

Bond prices in the U.S. rose dramatically over 1995 and then fell through the first nine months of 1996. For example, as the yield on the 6.25% U.S. Treasury bond due in August 2023 decreased from 7.95% to 6.03% between January 31, 1995 and December 29, 1995, the market value of the bond increased by approximately 27.2%. Since December 1995, the yield on the bond has risen to 7.05% as of September 30, 1996, and the price has fallen by 12.1%. Similarly, market values of U.S. Treasury bonds due in 2001 and 2006 have fallen by 5.6% and 8.0%, respectively since January 1, 1996. Municipal bond prices also decreased across the spectrum of maturities as market yields on municipal bonds increased. The market produced total returns of 4.27% and 6.08% respectively, for the Lehman Brothers 5 year general obligation bond index and the Merrill Lynch Municipal Bond (7-12) year Index for the 12 months ending September 30, 1996. The net asset values of Intermediate National Fund and Intermediate Florida Fund increased by 0.38% and 0.42%, respectively, over this same 12 month period, while the net asset value of the Intermediate New Mexico Fund declined by 0.23%. The net asset value of Limited Term National Fund decreased by 0.37%, and the net asset value of the Limited Term California Fund increased by 0.08% over the one year period ending September 30, 1996. If interest rates continue to fall, the net asset values of all the Funds should increase. However, over time, dividend income would decrease.

LIMITED TERM NATIONAL FUND

Index Comparison

Compares performance of the Limited Term National Fund, the Lehman 5-Year General Obligation Bond Index and the Consumer Price Index for the period October 1, 1984 to June 30, 1996. On June 30, 1996, the weighted average securities ratings of the Index an d the Fund were AA and AA, respectively, and the weighted average portfolio maturities of the Index and the Fund were 4.9 years and 3.5 years, respectively. Class C shares became available on September 1, 1994. Past performance of the Index and the Fund may not be indicative of future performance.

<appears as a graph in the prospectus.>


Average Annual Total Returns (at max. offering price)
A Shares One Year (12 mos. ended 6/30/96):  2.01%
Five Years:  5.48%
Ten Years:  6.30%
From Inception (9/28/84):  7.09%


<appears as a graph in the prospectus.>

Average Annual Total Returns
C Shares One Year (12 mos. ended 6/30/96):  4.05%
From Inception (9/1/94):  4.54%

LIMITED TERM CALIFORNIA FUND

Index Comparison

Compares performance of the Limited Term California Fund, the Lehman 5-Year General Obligation Bond Index and the Consumer Price Index for the period February 28, 1987 to June 30, 1996. On June 30, 1996, the weighted average securities ratings of the Index and the Fund were AA and AA, respectively, and the weighted average portfolio maturities of the Index and the Fund were 4.9 years and 3.7 years, respectively. Class C shares became available on September 1, 1994. Past performance of the Index and the Fund may not be indicative of future performance.

<appears as two side-by-side graphs in the prospectus>

Average Annual Total Returns (at max. offering price)
A Shares One Year (12 mos. ended 6/30/96):  2.34%
Five Years:  5.23%
From Inception (2/19/87):  5.87%


INTERMEDIATE NATIONAL FUND

Index Comparison

Compares performance of the Intermediate National Fund, the Merrill Lynch Municipal Bond (7-12 year) Index and the Consumer Price Index, July 23, 1991 to September 30, 1996. On September 30, 1996, the weighted average securities ratings of the Index and the Fund were AA and A+, respectively, and the weighted average portfolio maturities of the Index and the Fund were 8.6 years and 7.7 years, respectively. Class C shares became available on September 1, 1994. Past performance of the Index and the Fund may not be indicative of future performance.

<appears as two graphs side-by-side in the prospectus>

Average Annual Total Returns (at max. offering price)
A Shares One Year (12 mos. ended 9/30/96):  1.93%
5 Years:  6.77%
From Inception (7/23/91):  6.86%

INTERMEDIATE NEW MEXICO FUND

Index Comparison
Compares performance of the Intermediate New Mexico Fund, the Merrill Lynch Municipal Bond (7-12 year) Index and the Consumer Price Index, June 18, 1991 to September 30, 1996. On September 30, 1996, the weighted average securities ratings of the Index and the Fund were AA and AA, respectively, and the weighted average portfolio maturities of the Index and the Fund were 8.6 years and 6.6 years, respectively. Past performance of the Index and the Fund may not be indicative of future performance.

<appears as a graph in the prospectus.>

Average Annual Total Returns (at max. offering price)
A Shares One Year (12 mos. ended 9/30/96): 0.99%
5 Years:  5.86%
From Inception (6/21/91):  6.15%

INTERMEDIATE FLORIDA FUND

Index Comparison
Compares performance of Intermediate Florida Fund, the Merrill Lynch Municipal Bond (7-12 year) Index and the Consumer Price Index, February 1, 1994 to September 30, 1996. On September 30, 1996, the weighted average securities ratings of the Index and the Fund were AA and AA+, respectively, and the weighted average portfolio maturities of the Index and the Fund were
8.6 years and 6.7 years, respectively. Past performance of the Index and the Fund may not be indicative of future performance.

<appears as a graph in the prospectus.>

Average Annual Total Returns (at max. offering price)
A Shares One Year (12 mos. ended 9/30/96):  1.67%
From Inception (2/01/94):  3.28%

INVESTMENT OBJECTIVES AND POLICIES

The primary investment objective of each Fund is to obtain as high a level of current income exempt from federal income tax as is consistent, in the view of TMC, with preservation of capital. Each single state Fund will invest primarily in Municipal Obligations originating in its state with the object of obtaining exemption of interest dividends from any income taxes imposed by that state on individuals. The Intermediate Florida Fund and the Intermediate Pennsylvania Fund have the additional objective of obtaining exemption from ad valorem taxes imposed by those states on securities held by individuals. The secondary objective of the Limited Term Funds is to minimize expected fluctuations in net asset value relative to longer intermediate and long-term bond portfolios. The secondary objective of the Intermediate Funds is to reduce fluctuations in net asset value relative to long-term municipal bond portfolios, while seeking higher yields than the Limited Term Municipal Funds expect to receive. There is a risk in all investments, however, and there is no assurance that the Funds' objectives will be achieved. Income otherwise exempt from federal income tax may be subject to the federal alternative minimum tax, and distributions from gains attributable to market discount are characterized as ordinary income for federal income tax purposes. The primary and secondary investment objectives of each Fund are fundamental policies of that Fund, and may not be changed without a vote of the Fund's shareholders.

Each Fund will pursue its primary objective by investing in a portfolio of investment grade or equivalent obligations which are issued by states and state agencies, and local governments and agencies, and by United States territories and possessions ("Municipal Obligations"). Each single state Fund will invest primarily in Municipal Obligations originating in the state of the same name. Municipal Obligations are discussed below under the caption "Municipal Obligations," and investment grade ratings are discussed below under the caption "Investment Ratings."

Each of the Limited Term Funds will seek to achieve its secondary objective of minimizing fluctuations in net asset value by maintaining a portfolio of investments with a dollar-weighted average maturity normally not exceeding five years. Each Intermediate Fund will seek to achieve its secondary objective of obtaining lower share price fluctuation than a long-term portfolio and obtaining higher yields than a limited term portfolio by maintaining a dollar-weighted average portfolio maturity normally between three and ten years. Any Intermediate Fund may maintain a portfolio maturity shorter than three years as a defensive strategy during abnormal market conditions. If your sole objective is preservation of capital, then the Funds may not be suitable for you because their net asset values will vary as market interest rates fluctuate. Investors whose sole objective is preservation of capital may wish to consider a high quality money market fund.

Except to the extent a Fund is invested in temporary investments for defensive purposes, the objective of each Fund under normal conditions is to invest 100% of its net assets in Municipal Obligations. As a fundamental policy which may not be changed without a vote of the Fund's shareholders, each Fund must normally invest at least 80% of its net assets in Municipal Obligations. Under normal conditions each single state Fund will invest 100%, and as a matter of fundamental policy, will invest at least 65% of its total assets in Municipal Obligations which originate in the state having the same name as the Fund. Any Fund may purchase obligations issued by or on behalf of territories or possessions of the United States and their agencies and instrumentalities.

The Funds have reserved the right to invest up to 20% of each Fund's net assets in "temporary investments" in taxable securities (of comparable quality to the above tax-exempt investments) that would produce interest not exempt from federal income tax. Such temporary investments, which may include repurchase agreements with dealers, banks or recognized financial institutions that in the opinion of TMC represent minimal credit risk, may be made due to market conditions, pending investment of idle funds or to afford liquidity. Such investments are, like any investment, subject to market risks and fluctuations in value. In addition, each Fund's temporary taxable investments may exceed 20% of its net assets when made for defensive purposes during periods of abnormal market conditions. The Funds do not expect to find it necessary to make temporary investments in taxable investments.

MUNICIPAL OBLIGATIONS

Municipal Obligations are obligations bearing interest exempt from federal income taxes, which are issued by or on behalf of states, territories and possessions of the United States and the District of Columbia, and their political subdivisions, agencies and instrumentalities. Municipal Obligations include notes (including tax-exempt commercial paper), bonds, municipal leases and participation interests in these obligations. Interest on Municipal Obligations may be subject to the alternative minimum tax or state income taxes. See "Federal Taxes."

The yields on Municipal Obligations are dependent on a variety of factors, including the condition of the general money market and the Municipal Obligation market, the size of a particular offering, the maturity of the obligation and the rating of the issue. The market value of outstanding Municipal Obligations will vary with changes in prevailing interest rate levels and as a result of changing evaluations of the ability of their issuers to meet interest and principal payments. Variations in market value of Municipal Obligations held in a Fund's portfolio arising from these or other factors will cause changes in the net asset value of that Fund's shares. See "How Fund Shares Are Priced." Municipal Obligations often grant the issuer the option to pay off the obligation prior to its final maturity. Prepayment of Municipal Obligations may reduce the expected yield on invested funds, the net asset value of a Fund, or both if interest rates have declined below the level prevailing when the obligation was purchased. If interest rates have declined, reinvestment of the proceeds from the prepayment of Municipal Obligations may result in a lower yield to a Fund. In addition, the federal income tax treatment of gains from market discount as ordinary income may increase the price volatility of Municipal Obligations.

Obligations of issuers of Municipal Obligations are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the United States Bankruptcy Code. In addition, the obligations of such issuers may become subject to the laws enacted in the future by Congress, state legislatures or referenda extending the time for payment of principal or interest, or imposing other constraints upon enforcement of such obligations or upon municipalities to levy taxes. There is also the possibility that, as a result of legislation or other conditions, the power or ability of any issuer to pay, when due, the principal of and interest on its Municipal Obligations may be materially and adversely affected.


VARIABLE RATE SECURITIES; INVERSE FLOATERS; AND DEMAND INSTRUMENTS

The Funds may purchase variable rate Municipal Obligations. These variable rate securities bear rates of interest that are adjusted periodically according to formulas intended to reflect market rates of interest, and these may include "inverse floaters," whose rates vary inversely with changes in market rates of interest. The values of inverse floaters will tend to be more volatile than fixed rate municipal securities having similar credit quality, redemption provisions, and maturity. No Fund will invest more than 10% of its total assets in securities whose rates vary inversely with changes in market rates of interest. Each Fund also may purchase variable rate demand instruments and also may purchase fixed rate municipal demand instruments either in the public market or privately from banks, insurance companies and other financial institutions. These instruments provide for periodic adjustment of the interest rate paid to the holder. The "demand" feature permits the holder to demand payment of principal and interest prior to the final stated maturity, either from the issuer or by drawing on a bank letter of credit, a guarantee or insurance issued with respect to the instrument.

MUNICIPAL LEASES

Each Fund may invest in Municipal Leases. These obligations are used by state and local governments to acquire a wide variety of equipment and facilities. Many such obligations include "non-appropriation" clauses which provide that the governmental issuer has no obligation to make payments unless money is appropriated for that purpose. If an issuer stopped making payment on a Municipal Lease held by a Fund, the Lease would lose some or all of its value. Often, a Fund will not hold the obligation directly, but will purchase a "participation interest" in the obligation, which gives the Fund an undivided interest in the underlying Municipal Lease. Some Municipal Leases may be illiquid under certain circumstances, and TMC will evaluate the liquidity of each Municipal Lease upon its acquisition by a Fund and periodically while it is held.

SECURITIES RATINGS AND  CREDIT QUALITY

Each Fund's assets will normally consist of (1) Municipal Obligations (including Municipal Leases) or participation interests therein that are rated at the time of purchase within the four highest grades by Moody's Investors Service ("Moody's"), Fitch Investors Service ("Fitch"), or Standard & Poor's Corporation ("S&P"), (2) Municipal Obligations (including Municipal Leases) or participation interests therein that are not rated by a rating agency, but are issued by obligors that either have other comparable debt obligations that are rated within the four highest grades (Baa or BBB or better) by Moody's or S&P or Fitch or, in the case of obligors whose obligations are unrated, are deemed by TMC to be comparable with issuers having such debt ratings, and (3) cash. Securities rated in the described categories are described as "investment grade," and are regarded as having a capacity to pay interest and repay principal that varies from "extremely strong" to "adequate." According to S&P, for example, BBB bonds normally exhibit adequate protection parameters, although adverse economic conditions or other changes are more likely to lead to a weakened capacity compared to higher rated categories, and AAA bonds exhibit extremely strong capacity. Securities rated Baa are regarded by Moody's as having some speculative characteristics. Securities rated BBB by Fitch are considered to have adequate capacity, although adverse changes in economic conditions and circumstances are more likely to have an adverse impact than for higher rated categories. Please see the Statement of Additional Information for Thornburg Investment Trust - Intermediate Municipal Funds or the Statement of Additional Information for Thornburg Limited Term Municipal Fund, Inc. for detailed descriptions of these ratings.

Investments in Municipal Obligations may also include (i) variable rate demand instruments that are rated within the two highest grades of either rating agency or, if unrated, are deemed by TMC to be of high quality and minimal credit risk, (ii) tax-exempt commercial paper that is rated within the two highest grades of a rating agency, and (iii) municipal notes that are rated within the two highest grades of a rating agency or, if unrated, are deemed by TMC to be of comparable quality to such rated municipal notes. To the extent that unrated Municipal Obligations may be less liquid, there may be somewhat greater risk in purchasing unrated Municipal Obligations than in purchasing comparable, rated Municipal Obligations. If a Fund experienced unexpected net redemptions, it could be forced to sell such unrated Municipal Obligations at disadvantageous prices without regard to the Obligations' investment merits, depressing the Fund's net asset value and possibly reducing the Fund's overall investment performance.

Credit ratings do not reflect the risk that market values of Municipal Obligations will fluctuate with changes in interest rates, and credit rating firms may fail to change credit ratings in a timely fashion to reflect events subsequent to initial ratings. Accordingly, in addition to using credit rating information, TMC subjects each issue under consideration for investment to its own credit analysis in an effort to assess the issuer's financial soundness. This analysis is performed on a continuing basis for all issues held by the Funds, and TMC may determine to dispose of portfolio securities upon a change in ratings or adverse events or market conditions not reflected in ratings. TMC evaluates the credit quality of unrated Municipal Obligations purchased by each Fund under the general supervision of its Directors or Trustees, and determines the equivalency of unrated obligations to rated obligations.

WHEN-ISSUED TRANSACTIONS

Each Fund may purchase Municipal Obligations on a "when-issued" or delayed delivery basis, which means that the securities are not delivered until a future date that may be as many as 45 days after the Fund has agreed to the purchase. These transactions may involve an element of risk because the value of the securities is subject to market fluctuation, no interest accrues to the purchaser before delivery of the securities, and at the time of delivery the market value may be less than cost. When a Fund agrees to purchase Municipal Obligations on a "when-issued" basis, it will maintain high grade liquid debt assets equal in value to the purchase price of the "when-issued" securities in a segregated account with its custodian bank.


INVESTMENT RESTRICTIONS

Each of the Funds is subject to the restriction that it will not purchase any investment or enter into any transactions if, as a result, more than 10% of the Fund's net assets will be illiquid investments. Each of the Funds is subject to other investment restrictions, which are described in that Fund's Statement of Additional Information.

SPECIAL CONSIDERATIONS AFFECTING SINGLE-STATE FUNDS

Each of the single-state Intermediate Municipal Funds is a non-diversified series of Thornburg Investment Trust, and each therefore may invest more than five percent of its portfolio assets in the securities of a single issuer, provided that it may not purchase any security (other than securities issued or guaranteed as to principal or interest by the United States or its instrumentalities) if, as a result, more than five percent of the Trust's total assets would be invested in securities of a single issuer. All other Funds are diversified series. Because each of the single state Funds will purchase primarily Municipal Obligations originating from within its state, an investment in a single state Fund may be riskier than an investment in either the Limited Term National Fund or the Intermediate National Fund, which purchase Municipal Obligations from throughout the United States.

Local economic factors could have varying effects on the obligations owned by each single state Fund. In particular, economic developments in California, though improving, could impair the ability of certain California state and municipal issuers to pay their obligations in some situations. Taxpayer initiatives, weakness in tax collections and reallocation of certain revenues previously available to county and local governments could reduce the revenues available to some California issuers. The State of New Mexico anticipates a small budget surplus in the current year. Lower taxes available in some New Mexico locales, and reductions in staffing at research and military facilities at Los Alamos, White Sands and Albuquerque could adversely affect the ability of nearby municipalities to meet their obligations. Florida has experienced rapid economic growth. While the economy has broadened, this growth has brought pressure for more infrastructure, educational facilities, and other improvements. Although recent state budgets have been balanced, over-dependence on the sensitive sales tax creates vulnerability to recession and to slower growth in the tax base in the future. Also, health care, educational and correctional program cost increases could impose future financial and budgetary pressures on the state.

YOUR ACCOUNT -
BUYING FUND SHARES IN GENERAL

Each Fund offers Class A shares, and Limited Term National Fund, Limited California Fund and Intermediate National Fund offer Class C shares. Each of a Fund's shares represents an equal undivided interest in the Fund's assets, and each Fund has common investment objectives and a common investment portfolio. Each class may have varying annual expenses and sales charge structures, which may affect performance.

Class A shares are sold subject to a sales charge which is deducted at the time you purchase your shares. TSC deducts the Class A sales charge shown in the table on page 17 and invests the balance of your investment at net asset value. This class also pays a service fee. Class C shares are sold at net asset value, subject to payment of a sales charge if redeemed within one year of purchase. They also pay both a service and a distribution fee. The various service or service and distribution fees are Fund expenses which are deducted from each class' annual income. If you do not specify a class of shares in your order, your money will be invested in Class A shares of the Fund you purchase.

Financial advisors and others who sell shares of the Fund receive different compensation for selling different classes of the Funds' shares. Shares of the Funds may be purchased through investment dealers, brokers or agents("financial advisors") who have agreements with the Funds' distributor, Thornburg Securities Corporation (TSC), or through TSC in those states where TSC is registered. Although shares of the National Funds generally are available in most states, shares of the single state Funds are or will be available only in their respective states and certain other states where those Funds are qualified for sale. All orders are subject to acceptance by the Funds, and the Funds and TSC reserve the right to refuse any order in whole or in part.

Each Fund also may issue one or more other classes of shares not offered through this Prospectus. Different classes may have different sales charges and other expenses which may affect performance. Investors may telephone the Funds' distributor, TSC, at (800) 847-0200 to obtain more information concerning the various classes of shares which may be available to them through their sales representatives. Investors may also obtain information respecting the different classes of shares through their sales representative or other person who is offering or making available shares of the Funds.

NET ASSET VALUE

When you purchase shares, the price is based on the net asset value (NAV) next determined after receipt of your order. The net asset value is the value of a share, and is computed for each class of a Fund by adding the value of investments, cash and other assets for the class, subtracting liabilities, and then dividing by the number of shares outstanding. Share price is normally calculated at 4:00 p.m. Eastern time on each day the New York Stock Exchange is open for business.

BUYING CLASS A SHARES

When you buy Class A shares the sales charge applicable to your investment is deducted from the price you pay and the balance is invested at NAV. The sales charge is shown in the table below.

Because the fees for Class A shares of each Fund are lower than the fees for Class C shares of the same Fund, Class A shares of each Fund pay higher dividends than Class C shares of the same Fund. The deduction of the initial sales charge, however, means that you purchase fewer Class A shares than Class C shares of each Fund for a given amount invested.

LETTERS OF INTENT. If you are in any of the special classes of investors who can buy Class A shares at net asset value or at a reduced sales charge, you should consider buying Class A shares. If you are planning a large purchase or purchases under the Right of Accumulation or Letter of Intent you should consider if your overall costs will be lower by buying Class A shares, particularly if you plan to hold your shares for an extended period of time.

If you intend to invest, over the course of 13 or fewer months, an amount of money that would qualify for a reduced sales charge if it were made in one investment, you can qualify for the reduced sales charge on the entire amount of your investment by signing a "Letter of Intent" (LOI). Each investment you make during the 13 months will be charged the reduced sales commission applicable to the amount stated in your LOI. You do not have to reach the goal you set. If you don't, you will have to pay the difference between the sales charge you would have paid and the sales charge you did pay. You may pay this amount directly to TSC, or TSC will redeem a sufficient number of your shares in the Fund to obtain the difference.

                                                 Class A Shares                       Dealer
Concession
                                               Total Sales Charge                   or Agency
Commission
                                    As Percentage            As Percentage              As Percentage
                                  of Offering Price       of Net Asset Value          of Offering
Price
Limited Term Municipal Funds
----------------------------
Less than $50,000.00               2.50%                           2.56%                    2.10%
$50,000 to 99,999.99               2.25%                           2.30%                    1.85%
$100,000 to 249,999.99             1.75%                           1.78%                    1.50%
$250,000 to 499,999.99             1.50%                           1.52%                    1.25%
$500,000 to 999,999.99             1.00%                           1.01%                     .85%
$1,000,000 and up                  0.00%                           0.00%                     <FN*>

Intermediate Municipal Funds
----------------------------
Less than $50,000.00               3.50%                           3.63%                    3.00%
$50,000 to 99,999.99               3.00%                           3.09%                    2.75%
$100,000 to 249,999.99             2.50%                           2.56%                    2.25%
$250,000 to 499,999.99             2.00%                           2.04%                    1.75%
$500,000 to 999,999.99             1.50%                           1.52%                    1.25%
$1,000,000 and up                  0.00%                           0.00%                     <FN*>

<FN*> No sales charge will be payable at the time of purchase on investments of $1 million of more made by a purchaser. A contingent deferred sales charge will be imposed on these investments in the event of a share redemption within one year following the share purchase at the rate of 1/2 of 1%. In determining whether such a sales charge is payable and the amount of any charge, it is assumed that shares not subject to the charge are the first redeemed followed by other shares held for the longest period of time. The applicability of these charges will be unaffected by transfers of registration. TSC or TMC intend to pay a commission of up to 1/2 of 1% to dealers who place orders of $1 million or more for a single purchaser.

     At certain times, for specific periods, TSC may reallow up to the full sales charge to all dealers who sell Fund shares. These "full reallowances" may be based upon the dealer reaching specified minimum sales goals. TSC will reallow the full sales charge only after notifying all dealers who sell Fund shares. During such periods, dealers may be considered underwriters under securities laws. TMC or TSC also may pay additional cash or non-cash compensation to dealer firms which have selling agreements with TSC. Those firms may pay additional compensation to financial advisors who sell Fund shares. Non-cash compensation may include travel and lodging in connection with seminars or other educational programs.

RIGHTS OF ACCUMULATION. Each time the value of your account plus the amount of any new investment passes one of the breakpoints illustrated in the table on page 16, the amount of your new investment in excess of the breakpoint will be charged the reduced sales charge applicable to that range.

WAIVERS. You may purchase Class A shares of each Fund with no sales charge if you notify TSC or the Funds' transfer agent, NFDS, at the time you purchase shares that you belong to one of the categories below. If you do not provide such notification at the time of purchase, your purchase will not qualify for the waiver of sales charge.

     A SHAREHOLDER WHO REDEEMED CLASS A SHARES OF A THORNBURG FUND. For two years after such a redemption you will pay no sales charge on amounts that you reinvest in Class A shares of one of the Funds covered by this prospectus, up to the amount you previously redeemed.

     AN OFFICER, TRUSTEE, DIRECTOR, OR EMPLOYEE OF TMC (or any investment company managed by TMC), TSC, any affiliated Thornburg Company, the Fund's custodian bank or Transfer Agent and members of their families including trusts established for the benefit of the foregoing.

EMPLOYEES OF BROKERAGE FIRMS who are members in good standing with the National Association of Securities Dealers, Inc. (NASD); employees of financial planning firms who p lace orders for the Fund through a member in good standing with NASD; the families of both types of employees. Orders must be placed through an NASD member firm who has signed an agreement with TSC to sell Fund shares.

CUSTOMERS of bank trust departments, companies with trust powers, investment dealers and investment advisors who charge fees for service, including investment dealers who utilize wrap fee or similar arrangements. Accounts established through these persons are subject to conditions, fees and restrictions imposed by these persons.

INVESTORS PURCHASING $1 MILLION OR MORE. However, a contingent deferred sales charge of 1/2 of 1% applies to shares redeemed within one year of purchase.

THOSE PERSONS WHO ARE DETERMINED BY THE DIRECTORS OR TRUSTEES OF THE FUND to have acquired their shares under special circumstances not involving any sales expenses to the Funds or Distributor.

PURCHASES PLACED THROUGH A BROKER THAT MAINTAINS ONE OR MORE OMNIBUS ACCOUNTS WITH THE FUNDS provided that such purchases are made by: (i) investment advisors or financial planners who place trades for their own accounts or the accounts of their clients and who charge a management, consulting or other fee for their services; (ii) clients of such investment advisors or financial planners who place trades for their own accounts if the accounts are linked to the master account of such investment advisor or financial planner on the books and records of the broker or agent; and (iii) retirement and deferred compensation plans and trusts used to fund those plans, including, but not limited to, those defined in Sections 401(a), 403(b) or 457 of the Internal Revenue Code and "rabbi trusts." Investors may be charged a fee if they effect transactions in Fund shares through a broker or agent.

PROCEEDS FROM A LOAD FUND REDEMPTION. You may purchase shares of any Fund at net asset value without a sales charge to the extent that the purchase represents proceeds from a redemption (within the previous 60 days) of shares of another mutual fund which has a sales charge. When making a direct purchase at net asset value under this provision, the Fund must receive one of the following with your direct purchase order: (i) the redemption check representing the proceeds of the shares redeemed, endorsed to the order of the Fund, or (ii) a copy of the confirmation from the other fund, showing the redemption transaction. Standard back office procedures should be followed for wire order purchases made through broker dealers. Purchases with redemptions from money market funds are not eligible for this privilege. This provision may be terminated anytime by TSC or the Funds without notice.

BUYING CLASS C SHARES

You can buy Class C shares of Limited Term National Fund, Limited Term California Fund or Intermediate National Fund at NAV but you will pay a contingent deferred sales charge (CDSC) of 1/2 of 1% on shares of Limited Term Funds and 6/10 of 1% on shares of the Intermediate National Fund if you redeem your shares within one year of purchase. The CDSC applies only to Class C shares purchased on or after October 2, 1995. The CDSC will be imposed upon the lower of the purchase price or net asset value at redemption of each share redeemed. The CDSC is not imposed upon shares you buy by reinvesting dividends or capital gain distributions. Maximum purchase amount for Class C shares is less than $1 million. Class C shares are charged higher annual expenses than Class A shares.

If your investment horizon is relatively short and you do not qualify to purchase Class A shares at a reduced sales charge, you should consider purchasing Class C shares.

OPENING AN ACCOUNT
___________________________________________________________________________
Buying Shares             To Open an Account       To Add to an Account
---------------------------------------------------------------------------
In                        Minimum                  Minimum
--                        -------                  -------
Regular Accounts          $5,000                   $  100
Automatic Investment
 Plans                    $  100                   $  100

Through Your Financial    Consult with your        Consult with your
 Advisor                  financial advisor.       financial advisor

By Telephone              Exchange from another    Exchange from another
1-800-847-0200            Thornburg Fund account   Thornburg Fund account
                          with the same registra-  with the same registra-
                          tion, including name,    tion, including name,
                          address, and taxpayer    address, and taxpayer
                          ID number.               ID number.

By Mail                   Complete and sign the    Make your check payable
                          application. Make your   to the applicable
                          check payable to the     Thornburg Fund.  Indicate
                          applicable Thornburg     your Fund account number
                          Fund. Mail to the        on your check and mail to
                          address indicated on the the address printed on
                          application.             your account statement.

Automatic Investment      Use one of the above     Use Automated Clearing
Plan                      procedures to open your  House funds. Sign up for
                          account. Obtain an       this service when opening
                          Automatic Investment     your account, or call
                          Plan form to sign up     1-800-847-0200 to add
                          for this service.        to it.

Complete and sign an account application and give it, along with your check, to your financial advisor. You may also open your account by wire or mail as described above. If there is no application accompanying this prospectus, call 1-800-847-0200.

If you buy shares by check and then redeem those shares, the payment may be delayed for up to 15 business days to ensure that your previous investment
has cleared.                                                              19

STREET NAME OWNERSHIP OF SHARES

Some securities dealers offer to act as owner of record of Fund shares as a convenience to investors who are clients of those firms and shareholders of an individual Fund. Neither the Fund nor the Transfer Agent can be responsible for failures or delays in crediting shareholders for dividends or redemption proceeds, or for delays in reports to shareholders if a shareholder elect s to hold Fund shares in street-name through a brokerage firm account rather than directly in the shareholder's own name. Further, neither the Fund nor the Transfer Agent will be responsible to the investor for any loss to the investor due to the brokerage firm's failure, its loss of property or funds, or its acts or omissions. Prospective investors are urged to confer with their financial advisor to learn about the different options available for owning mutual fund shares. You may receive share certificates or hold shares in your name with the Transfer Agent upon request.

SELLING FUND SHARES

You can withdraw money from your Fund account at any time by redeeming some or all of your shares (by selling them back to the Fund or by selling the shares through you r financial advisor). Your shares will be purchased by the Fund at the next share price (NAV) calculated after your order is received in proper form and accepted. The amount of the CDSC, if any, will be deducted and the remaining proceeds sent to you. No CDSC is imposed on the amount by which the value of a share may have appreciated. Similarly, no CDSC is imposed on shares obtained through reinvestment of dividends or capital gains. Shares not subject to a CDSC will be redeemed first. Share price is normally calculated at 4 p.m. Eastern time.

To sell shares in an account, you may use any of the methods described on the following page.

If you are selling some but not all of your shares, leave at least $1,000 worth of shares in the account to keep it open.

CERTAIN REQUESTS MUST INCLUDE A SIGNATURE GUARANTEE. It is designed to protect you and your Fund from fraud. Your request must be made in writing and include a signature guarantee if any of the following situations apply:

 * You wish to redeem more than $10,000 worth of shares,
 * Your account registration has changed within the last 30 days,
 * The check is being mailed to a different address than the one on your account (record address),
 * The check is being made payable to someone other than the account owner, or
 * The redemption proceeds are being transferred to a Thornburg account with a different registration.

You should be able to obtain a signature guarantee from a bank, broker dealer, credit union (if authorized under state law), securities exchange or association, clearing agency, savings association or participant in the Securities Transfer Agent Medallion Program (STAMP). A notary public cannot provide a signature guarantee.

TELEPHONE REDEMPTION. If you completed the telephone redemption section of your application when you first purchased your shares, you may easily redeem any class of shares of any Fund by telephone simply by calling a Fund Customer Service Representative. Money can be wired directly to the bank account designated by you on the application or sent to you in a check. The Funds' Transfer Agent may charge a fee for a bank wire. This fee will be deducted from the amount wired.

If you did not complete the telephone redemption section of your application, you may add this feature to your account by calling the Fund for a telephone redemption application. Once you receive it, please fill it out, have it signature guaranteed and send it to:

 NFDS
 c/o Thornburg Funds
 P.O. Box 419017
 Kansas City, MO 64141-6017

The Funds, TSC, TMC and the Funds' Transfer Agent are not responsible for, and will not be liable for, the authenticity of withdrawal instructions received by telephone or the delivery or transmittal of the redemption proceeds if they follow instructions communicated by telephone that they reasonably believe to be genuine. By electing telephone redemption you are giving up a measure of security you otherwise may have by redeeming shares only with written instructions, and you may bear the risk of any losses resulting from telephone redemption. The Funds' Transfer Agent will attempt to implement reasonable procedures to prevent unauthorized transactions and the Funds or their Transfer Agent could be liable if these procedures are not employed. These procedures will include recording of telephone transactions, providing written confirmation of such transactions within 5 days, and requesting certain information to better confirm the identity of the caller at the time of the transaction.

____________________________________________________________________________
Redeeming Shares          Account Type           Special Requirements
----------------------------------------------------------------------------
Through Your Financial    All account types      Consult with your financial
Advisor                                          advisor.  Your financial
                                                 advisor may charge a fee.

By Mail                   Individual, Joint      The letter of instruction
                          Tenant, Sole Pro-      must be signed by all
                          prietorship, UGMA,     persons required to sign
                          UTMA                   for transactions, exactly as
 Send to: NFDS                                   their names appear on the
 c/o Thornburg Funds                             account, and must include:
 P.O. Box 419017                                  * Your name,
 Kansas City, MO                                  * The Fund's name,
 64141-6017                                       * Your Fund account number,

                                                  * The dollar amount or
                                                    number of shares to be
                                                    redeemed,
                                                  * Any other applicable
                                                    requirements listed
                                                    above,
                                                  * Signature guarantee, if
                                                    required.

                          Trust In addition to the above requirements, the trustee must sign the letter indicating capacity as trustee. If the trustee's name is not in the account registration, provide a copy of the trust document certified within the last 60 days.

                          Business or            In addition to the above
                          Organization           requirements, at least one
                                                 person authorized by
                                                 corporate resolution to act
                                                 on the account must sign the
                                                 letter which must be
                                                 signature guaranteed.
                                                 Include a corporate
                                                 resolution with corporate
                                                 seal.

                          Executor,              Call 1-800-847-0200 for
                          Administrator,         instructions.
                          Conservator, Guardian

By Telephone              All account types      You must sign up for the
1-800-847-0200            except Street-Name     telephone redemption feature
                                                 before using it.
                                                  * Minimum Wire $1,000
                                                  * Minimum Check $50.00

By Systematic Withdrawal  All account types      You must sign up for this
 Plan                                            feature to use it.
                                                  * Minimum Account Balance
                                                    $10,000
                                                  * Minimum Check $50.00

INVESTOR SERVICES

Thornburg Funds provides a variety of services to help you manage your account.

Information Services

Thornburg Funds' telephone representatives are available Monday through Friday from 9:30 am to 6:30 pm Eastern time. Whenever you call, you can speak with someone equipped to provide the information or service you need.

Thornburg Funds' Audio Response system is available 24 hours a day, 365 days a year. This computerized system gives you instant access to your account information and up-to-date figures on all of the Thornburg Funds.

Statements and reports that Thornburg Funds send to you include the following:
 * Account statements after every transaction affecting your account
 * Monthly account statements
 * Financial reports (every six months)
 * Cost basis statement (at the end of any year in which you redeem shares)

TRANSACTION SERVICES

Automatic Investment Plan. One easy way to pursue your financial goals is to invest money regularly. Thornburg Funds let you transfer as little as $100 from your bank account into your Fund account on a weekly, monthly or quarterly basis, automatically. Because the Fund's Automatic Investment Plan has a lower minimum than a regular purchase, it is an ideal way for beginning investors to invest in a Fund.

While regular investment plans do not guarantee a profit and will not protect you against loss in a declining market, they can be an excellent way to invest for retirement, a home, educational expenses, and other long-term financial goals. Call 1-800-847-0200 and speak to a Fund Customer Service Representative for more information.

Exchange Privilege. You may exchange Class A shares of any other Thornburg Fund for Class A shares of one of the Thornburg Municipal Funds.

If you are exchanging from one of the Funds covered by this prospectus into another Thornburg Fund, you may (i) have to pay the difference between the front end sales charge you paid on the Fund out of which you are exchanging and the front end sales charge applicable to the Fund into which you are exchanging; or (ii) you may qualify for a reduced sales charge or no sales charge on that Fund. Please consult the exchange an d reinvestment privilege information in the Prospectus of the other Thornburg Fund.

Note that exchanges out of a Fund may have tax consequences for you. For details on policies and restrictions governing exchanges, including circumstances under which a shareholder's exchange privilege may be suspended or revoked, see page 31.

Systematic withdrawal plans let you set up periodic redemptions from your account. Because of the sales charge on Class A shares of each Fund, you may not want to set up a systematic withdrawal plan during a period when you are buying Class A shares on a regular basis.

SHAREHOLDER AND ACCOUNT POLICIES

Dividends, Capital Gains, and Taxes
The Funds distribute substantially all of their net income and realized capital gains, if any, to shareholders each year. Each Fund declares its net investment income daily and distributes it monthly. Each Fund will distribute net realized capital gains, if any, at least annually. Capital gain distributions normally will be declared and payable in December.

Distribution Options
Each Fund earns interest from bond, money market, and other investments. These are passed along as dividend distributions. Each Fund realizes capital gains whenever it sells securities for a higher price than it paid for them. These are passed along as capital gain distributions.

When you open an account, specify on your application how you want to receive your distributions. Each Fund offers four options, (which you can change at any time).

Dividends
1. Reinvestment Option. Your dividend distributions will be automatically invested in additional shares of your Fund. If you do not indicate a choice on your application, you will be assigned this option. You may also instruct the Fund to invest your dividends in the shares of any other Thornburg Fund.

2. Cash Option. You will be sent a check for your dividend distributions. Cash distribution checks are normally mailed on the third business day after the month-end.

Capital Gains
1. Reinvestment Option. Your capital gain distributions, if any, will be automatically reinvested in additional shares of the Fund. If you do not indicate a choice on your application, you will be assigned this option. You may also instruct the Fund to re invest your capital gain distributions in shares of any other Thornburg Fund.

2. Cash Option. You will be sent a check for any capital gain distributions.

Shares of any Thornburg Fund purchased through reinvestment of dividend and capital gain distributions are not subject to sales charges or contingent deferred sales charges.

Turnover and Capital Gains

The Funds do not intend to engage in short-term trading for profits. Nevertheless, when a Fund believes that a security will no longer contribute towards its reaching its goal, it will normally sell that security.

When a Fund sells a security at a profit it realizes a capital gain. When it sells a security at a loss it realizes a capital loss. A fund must, by law, distribute capital gains, net of any losses, to its shareholders. Whether you reinvest your capital gain distributions or take them in cash, the distribution is taxable.

To minimize taxable capital gain distributions, each Fund will realize capital losses, if available, when, in the judgment of the portfolio manager, the integrity and income generating aspects of the portfolio would be unaffected by doing so.

TAXES

Federal Taxes

The Limited Term National Fund, Limited Term California Fund, Intermediate National Fund, Intermediate New Mexico Fund and Intermediate Florida Fund each have qualified under Subchapter M of the Internal Revenue Code (the "Code ") for tax treatment as a regulated investment company, and each of these Funds intends to continue its qualification so long as qualification is in the best interests of the shareholders. The other Funds also intend to qualify for this treatment under Subchapter M. This tax treatment relieves a Fund from paying federal income tax on income which is currently distributed to its shareholders. Each Fund also intends to satisfy conditions that will enable it to designate distributions from the interest income generated by its investments in Municipal Obligations, which are exempt from federal income tax when received by the Fund, as Exempt Interest Dividends. Shareholders receiving Exempt Interest Dividends will not be subject to federal income tax on the amount of such dividends, except to the extent the alternative minimum tax may be imposed.

The Funds' counsel, White, Koch, Kelly & McCarthy, Professional Association, has not made and normally will not make any review of the proceedings relating to the issuance of the Municipal Obligations or the basis for any opinions issued in connection therewith. In the case of certain Municipal Obligations, federal tax exemption is dependent upon the issuer (and other users) complying with certain ongoing requirements. There can be no assurance that the issuer (and other users) will comply with these requirements, in which event the interest on such Municipal Obligations could be determined to be taxable, in most cases retroactively from the date of issuance. Certain matters under the Code, including certain exceptions to the foregoing, are discussed more specifically below.

Each Fund will receive the opinion of its counsel or other assurances before commencing investment operations that such distributions will constitute Exempt Interest Dividends under the Code if certain conditions are satisfied. Distributions by each Fund of net interest income received from certain temporary investments (such as certificates of deposit, corporate commercial paper and obligations of the United States government, its agencies and instrumentalities) and net short-term capital gains realized by each Fund, if any, will be taxable to shareholders as ordinary income whether received in cash or additional shares. Distributions to shareholders will not qualify for the dividends received deduction for corporations. Any net long-term capital gains realized by a Fund, whether or not distributed, will be taxable to shareholders as long-term capital gains regardless of the length of time investors have held their shares, although gains attributable to market discount on portfolio securities will be characterized as ordinary income. Each year each Fund will, where applicable, mail to shareholders information on the tax status of dividends and distributions, including the respective percentages of tax-exempt and taxable income and an allocation of tax-exempt income on a state-by-state basis. The exemption of interest income for federal income tax purposes does not necessarily result in an exemption under the income or other tax laws of any state or local taxing authorities. (See "State Taxes," below). Shareholders are advised to consult their own tax advisers for more detailed information concerning the federal, state and local taxation of each Fund and the income tax consequences to its shareholders.

The Code treats interest on certain Municipal Obligations which are private activity bonds under the Code as a preference item for purposes of the alternative minimum tax on individuals and corporations. The Funds may purchase without limitation private activity bonds the interest on which is subject to treatment under the Code as a preference item for purposes of the alternative minimum tax on individuals and corporations, although the frequency and amounts of these purchases are presently uncertain. Some portion of Exempt Interest Dividends may, as a result of these purchases, be treated as a preference item for purposes of the alternative minimum tax on individuals and corporations. Shareholders are advised to consult their own tax advisers as to the extent and effect of this treatment.

State Taxes

Distributions of interest income from Municipal Obligations will not necessarily be exempt from taxes under the income or other tax laws of any state or local taxing authority. Distributions to individuals attributable to interest on Municipal Obligations originating in Alabama, California, Arizona, New Mexico, and Tennessee will not be subject to personal income taxes imposed by the state of the same name as the Fund. For example, an individual resident in New Mexico, who owns shares in the Intermediate New Mexico Fund, will not be required by New Mexico to pay income taxes on interest dividends attributable to obligations originating in that state. Capital gain distributions are taxable by these states, irrespective of the origins of the obligations from which the gains arise. Individual shareholders of the Pennsylvania Intermediate Fund, who are Pennsylvania residents, will not be subject to Pennsylvania income tax on distributions attributable to interest on obligations originating in Pennsylvania, or distributions attributable to gains on dispositions of obligations of Pennsylvania and its political subdivisions and obligations of the United States and its territories and possessions. Additionally, individual shareholders will be exempt from Pennsylvania personal property tax on their Intermediate Pennsylvania Fund shares to the extent the Fund's assets consist of obligations described in the preceding sentence. Individual residents in Pittsburgh will enjoy a similar exemption from personal property taxes imposed by the City and School District of Pittsburgh.

Florida and Texas do not currently impose an income tax on individuals or do not impose an income tax on distributions to individuals attributable to Municipal Obligations. Florida imposes a personal property or "intangibles" tax which is generally applicable to securities owned by individual residents in Florida, but the intangibles tax will not apply to Florida Fund shares if the Funds' assets as of the close of the preceding taxable year consist only of obligations of Florida and its political subdivisions and obligations of the United States, Puerto Rico, Guam or the United States Virgin Islands.

With respect to distributions of interest income from the Limited Term National Fund and the Intermediate National Fund, the laws of the several states and local taxing authorities vary with respect to the taxation of such distributions, and shareholders of these Funds are advised to consult their own tax advisers in that regard. The Limited Term National Fund and the Intermediate National Fund will advise shareholders approximately 60 days after the end of each calendar year as to the percentage of income derived from each state as to which it has any Municipal Obligations in order to assist shareholders in the preparation of their state and local tax returns. Prospective investors are urged to confer with their own tax advisers for more detailed information concerning state tax consequences. In particular, corporations should note that the preceding outline of state taxes pertains principally to individuals, and tax treatment of corporations may be different.

SERVICE AND DISTRIBUTION PLANS

Service Plan - Class A and Class C. Each class of each Fund has adopted a Service Plan under which TMC makes payments to securities dealers and other financial institutions and organizations to obtain various shareholder related services. The Service Plans permit each of these Funds to reimburse TMC for these payments at annual rates up to .25% of each class' net assets. No assets of any class of any Fund will be used to reimburse expenses attributable to any other class of the same, or any other Fund.

Class C Distribution Plan. Each Fund offering Class C shares has adopted a Class C Distribution Plan applicable to its Class C shares, under which the Fund will pay to TSC on a monthly basis an annual distribution fee of up to
 .75% of the average daily net assets attributable to Class C shares of the Fund. This distribution fee is an addition to the service fee described above under "Service Plan - All Classes" and is charged to and reduces the income allocated to Class C shares. TSC intends to use these amounts principally to compensate dealers (including banks) who sell Class C shares. TSC also will engage in other distribution related activities, including advertising and other promotional activities. However, the distribution fee paid to TSC is not computed with respect to TSC's actual expenses, and the fees received by TSC may be more or less than its actual distribution expenses. TSC may, but is not obligated to, waive any part or all of its compensation provided for under the Class C Distribution Plan.

The Glass-Steagall Act prohibits certain banks from underwriting mutual fund shares. The Funds do not believe that this prohibition will apply to the commissions described beginning on page 19 or to the plans described above. However, no assurance can be given that the Glass-Steagall Act will not be interpreted so as to prohibit these arrangements. In that event, the ability of the Funds to market their shares could be impaired to a small extent. In addition, state securities laws on this issue may differ from interpretations of federal law, and banks and financial institutions may be required to register as dealers pursuant to state law.

TRANSACTION DETAILS

The Funds are open for business each day the New York Stock Exchange (NYSE) is open. Each class of shares of the Fund normally calculates its NAV (and offering price for Class A shares) as of the close of business of the NYSE, normally 4 p.m. Eastern time. Each Fund's assets are valued on the basis of valuations obtained from independent pricing services.

When you sign your account application, you will be asked to certify that your Social Security or taxpayer identification number is correct and that you are not subject to 31% backup withholding for failing to report income to the IRS. If you violate IRS regulations, the IRS can require the Fund to withhold 31% of your taxable distributions and redemptions.

You may initiate many transactions by telephone. Note that a Fund will not be responsible for any losses resulting from unauthorized transactions if it follows reasonable procedures designed to verify the identity of the caller. The Fund will request personalized security codes or other information, and may also record calls. You should verify the accuracy of your confirmation statements immediately after you receive them. If you want the ability to
redeem and exchange by telephone, fill in the appropriate section   of the
application. If you have an existing account to which you wish to add this
feature, call the Fund for a telephone redemption   application. If you are
unable to reach the Fund by phone (for   example, during periods of unusual
market activity), consider placing your order by mail or by using your financial advisor.

The Funds reserve the right to suspend the offering of shares for a period of time. Each Fund also reserves the right to reject any specific purchase order, including certain purchases by exchange. See "Exchange Restrictions " on page 31. Purchase orders may be refused if, in TMC's opinion, they would disrupt management of a Fund.

When you place an order to buy shares, your order will be processed at the next share price calculated after your order is received. If you open or add to your account yourself rather than through your financial advisor please note the following:

 * All of your purchases must be made in U.S. dollars and checks must be drawn on U.S. banks.
 * The Funds do not accept cash.
 * If your check does not clear, your purchase will be cancelled and you could be liable for any losses or fees the Fund or its Transfer Agent has incurred.

When you buy shares of a Fund or sell them through your financial advisor, you may be charged a fee for this service. Please read your financial advisor's program materials for any additional procedures, service features or fees that may apply.

Certain financial institutions that have entered sales agreements with TSC may enter confirmed purchase orders on behalf of customers by phone, with payment to follow no later than the time when the Fund is priced on the following business day. If payment is not received by that time, the financial institution could be held liable for resulting fees or losses.

When you place an order to sell shares, your shares will be sold at the next NAV calculated after your request is received and accepted. (Except that a CDSC will be deducted from Class C shares within one year of purchase and a CDSC of 1/2 of 1% will be deducted from redemptions of Class A shares within one year of purchase where no sales charge was imposed on the purchase because it exceeded $1,000,000). Note the following:

 * Consult your financial advisor for procedures governing redemption through his or her firm.
 * If you redeem by mail the proceeds will normally be mailed to you on the next business day, but if making immediate payment could adversely affect your Fund, it may take up to 7 days to pay you.
 * Telephone redemptions over the wire generally will be credited to your bank account on the business day after your phone call.
 * Each Fund may hold payment on redemptions until it is reasonably satisfied that investments previously made by check have been collected, which can take up to 15 business days.
 * Redemptions may be suspended or payment dates postponed when the NYSE is closed (other than weekends or holidays), when trading on the NYSE is restricted, or as permitted by the SEC.
 * To the extent consistent with state and federal law, a Fund may make payments of the redemption price either in cash or in kind. The Funds have elected to pay in cash all requests for redemption by any shareholder. They may, however, limit such cash in respect to each shareholder during any 90 day period to the lesser of $250,000 or 1% of the net asset value of a Fund at the beginning of such period. This election has been made pursuant to Rule 18f-1 under the Investment Company Act of 1940 and is irrevocable while the Rule is in effect unless the Securities and Exchange Commission, by order, permits its withdrawal. In the case of a redemption in kind, securities delivered in payment for shares would be valued at the same value assigned to them in computing the net asset value per share of the Fund. A shareholder receiving such securities would incur brokerage
   costs when selling the securities.                                     27

EXCHANGE RESTRICTIONS

As a shareholder you have the privilege of exchanging Class A shares of the Funds for Class A shares of other Thornburg Funds. However, you should not the following:

 * The Fund you are exchanging into must be registered for sale in your state.
 * You may only exchange between accounts that are registered in the same name, address, and taxpayer identification number.
 * Before exchanging into a Fund, read its prospectus.
 * If you exchange Class A shares into a Fund with a higher sales charge, you may have to pay the percentage-point difference between that Fund's sales charge and any sales charge you have previously paid in connection with the shares you are exchanging. For example, if you had already paid a sales charge of 2.5% on your shares and you exchange them into a Fund with a 4.5% sales charge, you would pay an additional 2% sales charge.
 * Exchanges may have tax consequences for you.
 * Because excessive trading can hurt performance and shareholders, each Fund reserves the right to temporarily or permanently terminate the exchange privilege of any investor who makes more than four exchanges out of a Fund in any calendar year. Accounts under common ownership or control, including accounts with the same taxpayer identification number, will be counted together for purposes of the four exchange limit.
 * Each Fund reserves the right to refuse exchange purchases by any person or group if, in TMC's judgement, the Fund would be unable to invest the money effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected.
 * Your exchanges may be restricted or refused if a Fund receives or anticipates simultaneous orders affecting significant portions of the Fund's assets. In particular, a pattern of exchanges that coincide with a "market timing" strategy may be disruptive to a Fund.

Although a Fund will attempt to give prior notice whenever it is reasonably able to do so, it may impose these restrictions at any time. The Funds reserve the right to terminate or modify the exchange privilege in the future.

PERFORMANCE

YIELD COMPUTATION AND TOTAL RETURN

The Funds may quote their yields and returns in reports, sales literature and advertisements. Yield and return information are computed separately for Class A and Class C shares. Yield and return for Class C shares of a Fund ordinarily will be less than t hat of Class A shares of the same Fund because of the additional distribution fees imposed upon Class C shares. Additionally, yield and return could differ in minor respects among classes of the same Fund because of allocation of certain expenses to one or more specific classes to which the expenses relate. Any return quoted should not be considered a representation of the return in the future since return figures are based upon historical earnings. Actual performance will vary.

Current yield quotations will include a standardized calculation which computes yield for a 30-day or one-month period by dividing a Fund's net investment income per share during the period by the maximum offering price on the last day of the period and annualizing the result. Provided that any such quotation is also accompanied by the standardized calculation referred to above, any of the Funds also may quote non-standardized yields for a specified period by dividing the net investment income per share of that Fund f or that period by either the Fund's average public offering price per share for that same period or the offering price per share on the first or last day of the period and annualizing the result. The primary differences between the yield calculations obtain ed using the standardized performance measure and any non-standardized performance measure will be caused by the following factors: (1)The non-standardized calculation may cover periods other than the

30-day or one month period required by the standardize d calculation; (2)The non-standardized calculations may reflect amortization of premium based upon historical cost rather than market value; (3)The non-standardized calculation may reflect the average offering price per share for the period or the beginning offering price per share for the period, whereas the standardized calculation will always reflect the maximum offering price per share on the last day of the period; (4)The non-standardized calculation may reflect an offering price per share other than the maximum offering price, provided that any time any Fund's return is quoted in reports, sales literature or advertisements using a public offering price which is less than the Fund's maximum public offering price, the return computed by using the Fund's maximum public offering price also will be quoted in the same piece; (5)The non-standard return quotation may include the effective return obtained by compounding the monthly dividends.

Average annual total return quotations show the average annual percentage change in value of $1,000 for one, five and ten-year periods unless the class has been in existence for a shorter period. Average annual total return includes the effect of paying the maximum sales charge (Class A shares) or the deduction of the applicable CDSC (Class C shares) and assumes the reinvestment of all dividends. The Funds also may furnish average annual total return quotations for other periods, or based upon investments at various sales charge levels or at net asset value. Total return quotations show the total of all income and capital gain paid to shareholders, assuming reinvestment of all distributions, plus (or minus) the change in the value of the original investment, expressed as a percentage of the purchase price.

Yields and returns described in this section may also be quoted on a "taxable equivalent yield" basis by computing the taxable yield or return which a hypothetical investor subject to a specified income tax rate must realize to receive the same yield or return after taxes. When a taxable equivalent yield is quoted, the following additional information will be furnished: (1) a standardized current yield; (2) the length of and the last day of the base period used in computing the quotation; and (3) a description of the method by which the quotation is computed. Yield and return information may be useful in reviewing the performance of the Funds and for providing a basis for comparison with other investment alternatives. Comparative information about the yield or distribution rate of the shares of a Fund and a bout average rates of return on certificates of deposit, bank money market deposit accounts, money market mutual funds and other short-term investments may also be included in advertisements and communications of the Fund. Any such comparison will contain information about the differences between the Funds and those investments.

From time to time, in advertisements and other types of literature, the performance of the Funds may be compared to other groups of mutual funds. This comparative performance ma y be expressed as a ranking or a rating prepared by Lipper Analytical Services, Inc., Donoghue Organization, Inc., Morningstar, Inc., Value Line or other widely recognized independent services which monitor the performance of mutual funds. Performance rankings and ratings reported periodically in national financial publications such as MONEY Magazine, FORBES, BARRON's, VALUE LINE, the WALL STREET JOURNAL and MORNINGSTAR, and other such publications may also be used. The Funds may illustrate performance or the characteristics of their respective investment portfolios through graphs, tabular data, or other displays which describe (i) the average portfolio maturity of a Fund's portfolio securities relative to the maturities of other investments, (ii) the relationship of yield and maturity of the Fund to the yield and maturity of other investments (either as a comparison or through use of standard benchmarks or indices such as the Treasury yield curve), (iii) changes in the Funds' share price or net asset
value relative to changes in the value of other investments, and   (iv) the
relationship
                                                     29
over time of changes in the Funds' (or other investments) net asset values or prices and the Funds' (or other investments') investment returns. The Funds also may illustrate or refer to their respective investment portfolios, investment techniques and strategies, and general market or economic trends in advertising or communications to shareholders or prospective shareholders, including reprints of interviews or articles written by or about, and including comments by, Fund managers. These illustrations, references and comments ordinarily will relate to topics addressed in the Funds' Prospectus and Statements of Additional Information.

ORGANIZATION OF THE FUNDS

Each of the Limited Term Municipal Funds are diversified series of Thornburg Limited Term Municipal Fund, Inc., a Maryland corporation organized as a diversified, open-end management investment company. The Limited Term Municipal Funds are managed by their investment adviser, Thornburg Management Company, Inc., under the supervision of the Board of Directors of Thornburg Limited Term Municipal Fund, Inc. (the "Company" ). The Company currently offers two series of stock, referred to in this Prospectus as Limited Term National Fund and Limited Term California Fund, each in multiple classes, and the Board of Directors is authorized to divide authorized but unissued shares into additional series and classes.

Each of the Intermediate Municipal Funds are series of Thornburg Investment Trust, a Massachusetts business trust (the "Trust") organized as a diversified, open-end management investment company under a Declaration of Trust (the "Declaration" ). Each of the single-state Intermediate Funds is a non-diversified series of the Trust, and the Intermediate Municipal Funds are managed by their investment adviser, Thornburg Management Company, Inc. under the supervision of the Trust's Trustees. The Trust currently has 12 authorized Funds, nine of which are described in this Prospectus. The Trustees are authorized to divide the Trust's shares into additional series and classes.

No Fund is liable for the liabilities of any other Fund. However, because the Company and the Trust share this Prospectus with respect to the Funds, there is a possibility that one of these companies could be liable for any misstatements, inaccuracies or incomplete disclosure in the Prospectus respecting Funds offered by the other company. The Company and the Trust do not concede, and specifically disclaim, any such liability.

Each Fund may hold special shareholder meetings and mail proxy materials. These meetings may be called to elect or remove Directors or Trustees, change fundamental investment policies, or for other purposes. Shareholders not attending these meetings are encouraged to vote by proxy. Each Fund will mail proxy materials in advance, including a voting card and information about the proposals to be voted on. The number of votes you are entitled to is based upon the number of shares you own. Shares do not have cumulative voting rights or preemptive rights.

    THORNBURG MANAGEMENT COMPANY, INC. AND THORNBURG SECURITIES CORP.

The Funds are managed by Thornburg Management Company, Inc. (TMC). TMC performs investment management services for each Fund under the terms of an Investment Advisory Agreement which specifies that TMC will select investments for the Fund, monitor those investments and the markets generally, and perform related services. TMC also performs administrative services specific to each class of shares of each Fund under an Administrative Services Agreement which requires that TMC will supervise, administer and perform certain administrative services necessary for the maintenance of each class' shareholders. TMC's services to the Limited Term Municipal Funds are supervised by the Directors of Thornburg Limited Term Municipal Fund, Inc., and TMC's services to the Intermediate Municipal Funds are supervised by the Trustees of Thornburg Investment Trust.

For each of the Funds, TMC receives a management fee and an administrative services fee, computed according to the following scales and paid monthly as a percentage of each Fund's average daily net assets:

                              Limited Term             Intermediate Term     All Funds
                              Municipal Funds          Municipal Funds       Annual
Net Assets                    Annual Investment        Annual Investment     Administrative
                              Management Fee           Management Fee        Fee
----------                    -----------------        -----------------     --------------
0 to $500 million              .50%                     .50%                  .125%
$500 million to $1 billion     .40%                     .45%                  .125%
$1 billion to $1.5 billion     .30%                     .40%                  .125%
$1.5 billion to $2 billion     .25%                     .35%                  .125%
Over $2 billion                .225%                    .275%                 .125%

TMC was established in 1982. Today, the Thornburg Funds include Thornburg Value Fund, Thornburg Limited Term U.S. Government Fund and Thornburg Limited Term Income Fund in addition to the Funds covered by this Prospectus. The Thornburg Funds total over $1.6 billion in assets. Thornburg Management Company Inc. is known as a provider of conservative investment products. For more than a decade the Thornburg Funds have been committed to preserving and increasing the real wealth of their shareholders. The key to growing real wealth is increasing buying power after taxes, inflation, and investment related expenses.

Brian J. McMahon, a Managing Director of TMC, has primary responsibility for the day-to-day management of each of the Fund portfolios. He has held this responsibility for each of the Limited Term National Fund and the Limited Term California Fund since their respective inceptions in 1984 and 1987. He has held the same responsibility for the Intermediate National Fund and the Intermediate New Mexico Municipal Fund, which commenced operations in 1991, and for the Intermediate Florida Fund, which commenced operations in February 1994. Mr. McMahon is assisted by other employees of TMC in managing the Funds.

TMC may, from time to time, agree to waive its fees or to reimburse any Fund for expenses above a specified percentage of average daily net assets. TMC retains the ability to be repaid by the Fund receiving these reimbursements if expenses fall below the limit prior to the end of the fiscal year. Fee waivers and expense reimbursements will increase a Fund's yield, and repayment of waivers or reimbursements will lower the Fund's yield.

In addition to TMC's fees, each Fund will pay all other costs and expenses of its operations. Funds will not bear any costs of sales or promotion incurred in connection with the distribution of their shares, except as provided for under the service and distribution plans applicable to each Fund class, as described above under "Service and Distribution Plans."

Thornburg Securities Corporation (TSC) distributes and markets the Thornburg Funds.

H. Garrett Thornburg, Jr. a Trustee and President of the Trust and a Director and Chairman of the Company, is the controlling stockholder of both TMC and TSC.

                          ADDITIONAL INFORMATION

                         Reports to Shareholders
Shareholders will receive annual reports of their Fund containing financial statements audited by the Funds' independent auditors, and also will receive unaudited semi-annual reports. In addition, each shareholder will receive an account statement no less often than quarterly.

                       Custodian and Transfer Agent
The custodian of each Fund's assets is State Street Bank & Trust Co. National Financial Data Services is the transfer agent for the Funds and performs bookkeeping, data processing and administrative services incident to the maintenance of shareholder accounts.

                              General Counsel
Legal matters in connection with the issuance of shares of the Funds are passed upon by White, Koch, Kelly & McCarthy, Professional Association, Post Office Box 787, Santa Fe, New Mexico 87504-0787.

           back cover

                            Investment Adviser
                    Thornburg Management Company, Inc.
                     119 East Marcy Street, Suite 202
                        Santa Fe, New Mexico 87501

                               Distributor
                     Thornburg Securities Corporation
                     119 East Marcy Street, Suite 202
                        Santa Fe, New Mexico 87501

                                 Auditor
                         McGladrey & Pullen, LLP
                             555 Fifth Avenue
                         New York, New York 10017

                                Custodian
                      State Street Bank & Trust Co.
                          Boston, Massachusetts

                              Transfer Agent
                      State Street Bank & Trust Co.
                         c/o NFDS Servicing Agent
                          Post Office Box 419017
                     Kansas City, Missouri 64141-6017

No dealer, sales representative or any other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, the information or representation must not be relied upon as having been authorized by any Fund or Thornburg Securities Corporation. This Prospectus constitutes an offer to sell securities of a Fund only in those states where the Fund's shares have been registered or otherwise qualified for sale. A Fund will not accept applications from persons residing in states where the Fund's shares are not registered.

                                  <logo>
                              Thornburg Funds
                         Investing With Integrity
               Thornburg Securities Corporation, Distributor
            119 East Marcy Street, Santa Fe, New Mexico  87501
                              (800) 847-0200

                      PROXY STATEMENT AND PROSPECTUS
               RELATING TO THE ACQUISITION OF THE ASSETS OF
                    MACKENZIE CALIFORNIA MUNICIPAL FUND
                           a separate series of
                          MACKENZIE SERIES TRUST
                        Via Mizner Financial Plaza
                         700 South Federal Highway
                         Boca Raton, Florida 33432
                              (800) 456-5111

                     BY AND IN EXCHANGE FOR SHARES OF
        THORNBURG LIMITED TERM MUNICIPAL FUND CALIFORNIA PORTFOLIO
                           a separate series of
                THORNBURG LIMITED TERM MUNICIPAL FUND, INC.
                    119 East Marcy Street, Suite 202
                        Santa Fe, New Mexico  87501
                              (800) 847-0200


     This prospectus/proxy statement relates to the proposed transfer of substantially all of the assets of Mackenzie California Municipal Fund ("Mackenzie Fund") to Thornburg Limited Term Municipal Fund California Portfolio ("Thornburg Fund"), in exchange solely for Class A voting shares of Thornburg Fund. Mackenzie Fund and Thornburg Fund each seek as high a level of interest income exempt from federal and California state personal income taxes as is consistent, in the views of their respective investment advisers, with preservation of shareholders' capital. As a result of the proposed transaction, each shareholder of Mackenzie Fund will receive a number of shares of Thornburg Fund equal in value at the date of the exchange to the value of that shareholder's shares of Mackenzie Fund on that date. The terms and conditions of these transactions are more fully described in this prospectus/proxy statement and in the Agreement and Plan of Reorganization attached hereto as Exhibit A.

     This prospectus/proxy statement, which should be retained for future reference, sets forth concisely the information about Thornburg Fund that a prospective investor should know before investing. A Statement of Additional Information dated November 1, 1996, as revised May 6, 1997 (the "Statement of Additional Information") containing additional information about Thornburg has been filed with the Securities and Exchange Commission and is incorporated by reference into this prospectus/proxy statement. A copy of the Statement of Additional Information may be obtained without charge by writing to Thornburg at its address noted above or by calling 1-800-847-0200. Copies of Mackenzie Fund's current prospectus may be obtained without charge by writing to Mackenzie Trust at its address noted above or by calling 1-800-456-5111.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS COMBINED PROSPECTUS AND PROXY STATEMENT AND IN THE MATERIALS EXPRESSLY INCORPORATED HEREIN BY REFERENCE AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THORNBURG LTMF OR MACKENZIE TRUST.

     INVESTMENTS IN THORNBURG FUND ARE SUBJECT TO RISK, INCLUDING POSSIBLE RISK OF PRINCIPAL, AND WILL FLUCTUATE IN VALUE. SHARES OF THORNBURG FUND ARE NOT BANK DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, AND ARE NOT INSURED BY, ANY BANK, FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY GOVERNMENTAL AGENCY.

     The date of this prospectus/proxy statement is _________________, 1997.

                             TABLE OF CONTENTS


Summary of the Proposed Reorganization

Investment Advisers and Distributors of Mackenzie Fund and Thornburg Fund

Comparison of Investment Objectives, Policies and Restrictions of Mackenzie Fund and Thornburg Fund

Principal Risk Factors

Fees and Expenses of Mackenzie Fund and Thornburg Fund

Performance Information

Purchase, Redemption and Exchange Procedures of Mackenzie Fund and
Thornburg Fund

Dividend Policies of Mackenzie Fund and Thornburg Fund

Comparative Information About Shareholder Rights

Additional Information About Shareholder Accounts

Information About the Reorganization

Capitalization

Additional Information About Thornburg Fund and Mackenzie Fund

Voting Information

Exhibit A:  Plan and Agreement of Reorganization

Exhibit B:  Thornburg Municipal Funds Prospectus

For detailed information about Thornburg Fund, see the Thornburg Municipal Funds Prospectus dated February 1, 1997, included with this prospectus/proxy statement.

                  SUMMARY OF THE PROPOSED REORGANIZATION
                  --------------------------------------

     The Trustees of Mackenzie Series Trust ("Mackenzie Trust"), including the Trustees who are not "interested persons" of Mackenzie Trust (the "Independent Trustees"), as defined in the Investment Company Act of 1940, have reviewed and unanimously approved an agreement and plan of reorganization (the "Agreement") between Mackenzie Trust, on behalf of Mackenzie California Municipal Fund ("Mackenzie Fund"), and Thornburg Limited Term Municipal Fund, Inc. ("Thornburg LTMF"), on behalf of Thornburg Limited Term Municipal Fund California Portfolio ("Thornburg Fund"), providing for the acquisition of substantially all of the assets of Mackenzie Fund, a separate series of Mackenzie Trust, by Thornburg Fund, a separate series of Thornburg LTMF, in exchange solely for Class A voting shares of Thornburg Fund. The aggregate net asset value of the Class A shares of Thornburg Fund issued in the exchange will equal the aggregate net asset value of the shares outstanding for Mackenzie Fund. In connection with the transaction, Class A shares of Thornburg Fund will then be distributed to shareholders of Mackenzie Fund on a pro rata basis, and Mackenzie Fund will be terminated. These transactions are referred to as the "reorganization."

     As a result of the reorganization, each shareholder of Mackenzie Fund will become a shareholder of Thornburg Fund, receiving Class A shares of Thornburg Fund having an aggregate net asset value equal to the net asset value of that shareholder's shares in Mackenzie Fund. No sales charge will be imposed on the transaction. As a condition to the closing, Thornburg Fund and Mackenzie Fund will obtain an opinion of Dechert Price & Rhoads to the effect that, based upon certain facts, assumptions and representations, the reorganization will qualify as a tax-free reorganization for federal income tax purposes. See "Information About the Reorganization." Persons receiving Thornburg Fund shares in the reorganization will remain free to redeem their shares after the reorganization.

     Mackenzie Fund and Thornburg Fund have similar investment objectives and policies, differing principally in that Thornburg Fund seeks to minimize fluctuations in its net asset value (and accepting possibly lower yields and a reduced possibility of capital appreciation in periods of falling interest rates) by normally limiting its average portfolio maturity to five years or less. The risks of investing in Thornburg Fund are substantially the same as the risks of investing in Mackenzie Fund, except that the net asset value of Mackenzie Fund may rise and fall to a greater degree with changes in market interest rates, and Thornburg Fund may not participate to the same extent in bond price increases if market interest rates decline. See "Principal Risk Factors" below. Each Fund has substantially similar distribution, purchase and redemption procedures.

     For the reasons set forth below, the Trustees of Mackenzie Trust, including all of the Independent Trustees, have unanimously concluded that the reorganization is in the best interests of the shareholders of Mackenzie Fund. The Trustees of Mackenzie Trust therefore have submitted the reorganization for approval by the shareholders of Mackenzie Fund at a special meeting of shareholders to be held on September 4, 1997 (the "Meeting"). Approval of the reorganization with respect to Mackenzie Fund requires a vote of a majority of the outstanding Class A shares of Mackenzie Fund and a majority of the outstanding Class B shares of Mackenzie Fund.

     At or about the same time that substantially all of the assets of Mackenzie Fund are acquired by Thornburg Fund, Thornburg Limited Term Municipal Fund National Portfolio will acquire substantially all of the assets of Mackenzie Limited Term Municipal Fund, Thornburg Intermediate Municipal Fund will acquire substantially all of the assets of Mackenzie National Municipal Fund, and Thornburg New York Intermediate Municipal Fund will acquire substantially all of the assets of Mackenzie New York Municipal Fund. Each of these transactions has been approved by the Board of Trustees of the respective Mackenzie fund. The acquisitions of substantially all of the assets of Mackenzie Fund, Mackenzie California Municipal Fund, Mackenzie National Municipal Fund and Mackenzie New York Municipal Fund are referred to collectively herein as the "Related Acquisition." Completion of the reorganization is contingent upon proper shareholder approval being received for each of the Related Acquisitions, the satisfaction of all other conditions to closing the Related Acquisitions and the acquisition of certain assets of Mackenzie Investment Management, Inc. by Thornburg Management Company, Inc. pursuant to an asset purchase agreement. There can be no assurance such shareholder approval can be obtained for each Related Acquisition or that the conditions of the other Related Acquisitions will be satisfied. If shareholders of Mackenzie Fund approve the reorganization and the other Related Acquisitions are not approved, the Board of Trustees of Mackenzie Fund will consider the alternatives available to it with respect to Mackenzie Fund, including completion of the reorganization respecting Mackenzie Fund. See "Voting Information."

     The Trustees of Mackenzie Trust have approved the reorganization because they believe it would benefit Mackenzie Fund through Thornburg's larger size and greater concentration on managing mutual funds that invest in fixed income securities. In this connection, the Trustees considered the fact that Thornburg has many years of experience in managing portfolios of municipal obligations. As discussed below, Thornburg Fund's investment adviser, Thornburg Management Company, Inc., manages a family of mutual fund portfolios with assets of approximately $1.6 billion as of March 31, 1997. As members of this family of funds, shareholders of Mackenzie Fund would enjoy all the same services and privileges as other shareholders of Thornburg Fund, including the opportunity to exchange into funds with a variety of investment objectives and policies.

     The Mackenzie Trustees also took into account a variety of other factors discussed below in greater detail. See "Information About the Reorganization."

     THE TRUSTEES OF MACKENZIE TRUST, INCLUDING THE INDEPENDENT TRUSTEES, UNANIMOUSLY RECOMMEND APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION.


 INVESTMENT ADVISERS AND DISTRIBUTORS OF MACKENZIE FUND AND THORNBURG FUND
 -------------------------------------------------------------------------

     The investment adviser of Mackenzie Fund is Mackenzie Investment Management, Inc. ("MIMI"), whose address is Via Mizner Financial Plaza, 700 South Federal Highway, Suite 300, Boca Raton, Florida 33432. MIMI, a Delaware corporation, has approximately 10% of its outstanding common stock listed for trading on the Toronto Stock Exchange. MIMI is a subsidiary of Mackenzie Financial Corporation, 150 Bloor Street West, Toronto, Ontario, Canada, a public corporation organized under the laws of Ontario and whose shares are listed for trading on The Toronto Stock Exchange. In addition to providing investment management services to Mackenzie Fund, MIMI provides certain business management services, including coordinating services furnished to Mackenzie Fund by service providers, providing office space, providing administrative and clerical services, supervising the maintenance of books and records, and certain other services. Fees charged by MIMI for these services are described below under "Fees and Expenses of
Mackenzie Fund and Thornburg Fund."   The distributor of Mackenzie Fund
shares is Ivy Mackenzie Distributors, Inc., Via Mizner Financial Plaza, 700 South Federal Highway, Suite 300, Boca Raton, Florida 33432.

     The investment adviser of Thornburg Fund is Thornburg Management Company, Inc. ("TMC"), 119 East Marcy Street, Santa Fe, New Mexico 87501. The controlling shareholder of TMC is H. Garrett Thornburg, Jr. TMC is also investment adviser to Thornburg Investment Trust, an investment company currently offering six active investment portfolios, three of which seek current income from investment in municipal obligations, two of which seek current income from investments in government and other fixed income securities, and one of which seeks capital appreciation through investment in stocks and other securities. TMC also furnishes to each mutual fund under its management supervision, administration and performance of certain administrative services necessary for maintenance of shareholder services. Fees charged by TMC for these services are described below under "Fees and Expenses for Mackenzie Fund and Thornburg Fund." The distributor of Thornburg Fund shares is Thornburg Securities Corporation, 119 East Marcy Street, Santa Fe, New Mexico 87501.


              COMPARISON OF INVESTMENT OBJECTIVES, POLICIES
           AND RESTRICTIONS OF MACKENZIE FUND AND THORNBURG FUND
           -----------------------------------------------------

Investment Objectives of Funds
------------------------------

     Mackenzie Fund.
     --------------   Mackenzie Fund seeks as high a level of interest
income exempt from federal and California personal income taxes as is consistent, in MIMI's view, with the preservation of shareholders' capital. Mackenzie Fund seeks to achieve this objective by investing primarily in debt securities, the interest on which is exempt from federal and California personal income taxes. Mackenzie Fund has no stated policy respecting the dollar weighted average portfolio maturity or duration of its portfolio.

     Thornburg Fund.
     --------------   Thornburg Fund's primary investment objective is to
obtain as high a level of current income exempt from federal and California personal income taxes as is consistent, in TMC's view, with preservation of capital. Thornburg Fund's secondary objective is minimizing expected fluctuations in net asset value relative to longer intermediate and long-term bond portfolios. Thornburg Fund pursues its primary objective by investing in a portfolio of municipal securities, the interest on which is exempt from federal and California state income taxes. Thornburg Fund seeks to achieve its secondary objective of minimizing fluctuations in net asset value by maintaining a portfolio of investments with a dollar-weighted average maturity normally not exceeding five years. Thornburg Fund differs in this respect from Mackenzie Fund, because Mackenzie Fund does not have a stated policy respecting the average maturity or duration of its portfolio. Thornburg Fund believes its policy on limiting its average portfolio maturity will cause the Fund to experience less change in its net asset value in response to interest rate changes than a longer term portfolio such as Mackenzie Fund might experience. Thornburg Fund's policy might also result in lower dividend yields, however, and Thornburg Fund is less likely to enjoy the same degree of appreciation in its assets in periods of falling interest rates.

Securities the Funds Invest In
------------------------------

     Mackenzie Fund.
     --------------   As a fundamental policy, at least 80% of Mackenzie
Fund's assets are invested during normal market conditions in municipal securities, with 65% of those securities originating in California. Mackenzie Fund may invest more than 20% of its total assets in taxable investments for temporary defensive purposes. Taxable investments may include obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities, commercial paper, corporate obligations, certificates of deposit or bankers' acceptances or other short-term obligations of domestic banks or thrifts, or repurchase agreements with banks or broker dealers. Mackenzie Fund may purchase a variety of municipal securities including both general obligation bonds and revenue bonds, and the Fund is permitted to buy variable interest securities and repurchase agreements. The Fund may purchase securities on a when-issued basis. Some securities owned by the Fund may pay interest which is subject to the federal alternative minimum tax. Mackenzie Fund may invest without limit in securities depending for repayment upon revenues from similar projects. Mackenzie Fund may purchase or write options and enter into futures contracts, but has no current intention to do so.

     Thornburg Fund.
     --------------   Except to the extent Thornburg Fund is invested in
temporary investments for defensive purposes, it will under normal conditions invest 100% of its assets in municipal obligations, and as a fundamental policy which may not be changed without a shareholder vote, will normally invest at least 80% of its net assets in municipal obligations. Under normal conditions, Thornburg Fund will invest 100%, and as a matter of fundamental policy, will invest at least 65% of its total assets in municipal securities originating in California. Thornburg Fund may invest up to 20% of its assets in temporary investments in taxable securities because of market conditions pending investment of idle funds or to afford liquidity. Temporary investments in taxable securities could exceed 20% of its net assets when made for defensive purposes during periods of abnormal market conditions, but Thornburg Fund does not expect to find it necessary to make temporary investments in taxable securities. Any temporary investments would be in taxable securities of comparable quality to tax-exempt securities Thornburg Fund may purchase. Thornburg Fund may purchase a variety of municipal securities including both general obligation bonds and revenue bonds, and municipal leases, and the Fund is permitted to buy variable interest securities and repurchase agreements. The Fund may purchase securities on a when-issued basis. Some securities owned by the Fund may pay interest which is subject to the federal alternative minimum tax. Thornburg Fund may invest without limit in securities depending for repayment upon revenues from similar projects; however, the Fund has maintained a diversified portfolio in the past and expects to continue to do so in the future.

Securities Ratings
------------------

     Mackenzie Fund.
     --------------   Mackenzie Fund will purchase municipal securities
rated within the four highest rating categories of Moody's Investors Services, Inc. or Standard & Poor's Corporation, or unrated municipal securities which are (i) guaranteed as to principal and interest by the U.S. Government, (ii) securities having a maturity of less than one year issued by issuers having other outstanding securities having one of the four highest ratings, or (iii) comparable in quality, in the opinion of MIMI, to securities within the four highest ratings categories of the rating services named above. Corporate obligations that Mackenzie Fund may purchase as temporary investments will be rated Aaa or Aa by Moody's or AAA or AA by Standard & Poor's.

     Thornburg Fund.
     --------------   Thornburg Fund will invest in municipal obligations
which are rated at the time of purchase within the four highest grades by Moody's, Fitch Investors Service, or Standard & Poor's, or which are not rated but are issued by obligors who have comparable debt securities outstanding or who are deemed by TMC to be comparable with issuers having such debt ratings. Any temporary taxable investments by Thornburg Fund will be securities of comparable quality to the municipal securities Thornburg Fund may purchase.

Investment Restrictions of the Funds
------------------------------------

     Mackenzie Fund and Thornburg Fund are each subject to fundamental and non-fundamental investment restrictions. Fundamental restrictions may be changed only upon a vote of the shareholders, while non-fundamental restrictions may be changed by the trustees or directors of a mutual fund without a shareholder vote. The investment restrictions of the Funds are compared below.

     Fundamental Investment Restrictions
     -----------------------------------
     Neither Mackenzie Fund nor Thornburg Fund may purchase securities of any one issuer (except U.S. Government securities) if, as a result, more than 5% of the Fund's total assets would be invested in that issuer or the Fund would own more than 10% of the outstanding voting securities of that issuer, except that up to 25% of the value of Mackenzie Fund's total assets may be invested without regard to these restrictions.

     Neither Mackenzie Fund nor Thornburg Fund may invest in real estate, real estate mortgage loans, commodities, commodity futures contracts or oil, gas or other mineral exploration or development programs, except that either Fund may invest in municipal securities that are secured by real estate. In addition, Mackenzie Fund may invest in securities of issuers that invest in or deal in real estate, and also may invest in futures contracts as described in Mackenzie Fund's prospectus.

     Mackenzie Fund and Thornburg Fund are each subject to restrictions on borrowing money and pledging assets. Mackenzie Fund may borrow amounts up to 10% of its total assets (taken at the lower of cost or market value), and then only from banks as a temporary measure for extraordinary or emergency purposes. Mackenzie Fund may pledge its assets only to secure permitted borrowings (and then not in excess of 20% of its total assets) or for escrow, collateral or margin arrangements in connection with the Fund's use of options, short sales, futures contracts and options on futures contracts. Thornburg Fund may borrow amounts not exceeding 5% of its total assets, but only for temporary or emergency purposes. Thornburg Fund is not permitted to pledge assets, except to secure these permitted borrowings.

     Neither Mackenzie Fund nor Thornburg Fund may make loans. However, Mackenzie Fund may lend portfolio securities and enter into repurchase agreements, and this restriction does not prohibit Mackenzie Fund from purchasing publicly issued debt instruments as described in its prospectus. Similarly, Thornburg Fund is not prohibited by this restriction from purchasing the debt obligations described in its prospectus, and it also may invest in repurchase agreements.

     Neither Mackenzie Fund nor Thornburg Fund may purchase securities on margin, except such short-term credits as are necessary for the clearance of transactions, and except that Mackenzie Fund does not consider initial or variation margin in connection with futures contracts or related options to be a margin purchase of securities.

     Mackenzie Fund may engage in transactions in certain types of financial futures and related options and options on individual securities and bond indices, although it has not done so in the last year and has no current intention to do so. Thornburg Fund has a fundamental investment restriction prohibiting it from writing or purchasing puts, calls, straddles or spreads, except to the extent it may purchase securities pursuant to demand or remarketing agreements with dealers as described in its prospectus. Neither Fund is permitted to make short sales of securities.

     Neither Mackenzie Fund nor Thornburg Fund will act as an underwriter of securities, and neither Fund will issue senior securities, except insofar as it may be deemed to have done so in connection with any repurchase agreement or permitted borrowing.

     Both Funds are subject to the restriction that neither Fund will purchase securities if, as a result, more than 25% of the Fund's total assets would be invested in any one industry. This limitation does not apply to U.S. Government securities, or in the case of Thornburg Fund, tax exempt securities issued by state governments or their agencies and political subdivisions.

     Mackenzie Fund also has adopted fundamental investment restrictions against investing in securities for the purpose of exercising control over or management of the issuer, and against participation on a joint or a joint and several basis in any trading account. Thornburg Fund does not currently have comparable restrictions.

     Thornburg Fund has adopted fundamental restrictions against investing more than 5% of its total assets in unseasoned issuers or in securities it is restricted from selling to the public without registration, and against purchasing securities of other investment companies unless the purchase is made in connection with a merger, consolidation or acquisition of assets. Mackenzie Fund is similarly restricted from investing more than 5% of its assets in unseasoned issuers less than three years old, but this is a non-fundamental restriction which may be changed by its Board of Trustees. Mackenzie Fund is not specifically prohibited from purchasing unregistered securities, but must count them as illiquid under its non-fundamental liquidity policy described below. Thornburg Fund has adopted the further restriction that it will not purchase or retain securities of any issuer if, to its knowledge, officers or directors of the Fund or TMC who individually own more than 1/2 of 1% of the issuer's securities, together own more than 5% of the issuer's outstanding securities. Mackenzie Fund has a similar, but non-fundamental, policy.

     Non-fundamental Policies
     ------------------------
     In addition to the policies described above, Mackenzie Fund and Thornburg Fund have adopted other, non-fundamental policies which may be changed by the Board of Directors or Board of Trustees of a Fund without a shareholder vote.

     Mackenzie Fund and Thornburg Fund each have adopted the policy that it will not invest more than 10% of its net assets in illiquid securities. Illiquid securities may include securities subject to resale restrictions or other factors reducing liquidity, securities for which market quotations are not readily available, repurchase agreements maturing in more than seven days, and, in the case of Mackenzie Fund (which is permitted to purchase and sell options), certain over-the-counter options and securities used to cover options Mackenzie Fund has written.

     Mackenzie Fund has adopted the non-fundamental investment restrictions that it will not purchase or sell real estate limited partnership interests or interests in oil, gas and mineral leases (other than securities of companies that invest in or sponsor such programs). Thornburg Fund also has adopted the non-fundamental restrictions that it will invest no more than 5% of its assets in repurchase agreements, and will invest no more than 10% of its total assets in securities known as inverse floaters, the interest rates on which vary inversely with market rates of interest. Mackenzie Fund does not have comparable restrictions.


                          PRINCIPAL RISK FACTORS
                          ----------------------

     The net asset value of mutual funds investing in municipal obligations will vary as market interest rates fluctuate, although municipal bond portfolios which maintain lower average portfolio maturities tend to experience smaller fluctuations in net asset value (and may have lower yields) relative to municipal bond portfolios with longer average portfolio maturities. Issuers of municipal securities may prepay those securities in periods of low interest rates, reducing the expected returns on securities held by either Mackenzie Fund or Thornburg Fund as the Fund reinvests in securities having lower interest rates. Portfolio securities held by either Mackenzie Fund or Thornburg Fund also may be subject to bankruptcy or other laws protecting debtors or legislative action or voter referenda which may adversely affect the ability of issuers to pay principal and interest when due, or reductions in value because of the inability of the issuer to pay the obligation or because of downgrading by rating agencies.

     Because Mackenzie Fund and Thornburg Fund purchase municipal securities originating primarily in the state of California, an investment in either Fund may be riskier than an investment in a mutual fund which purchases municipal securities from throughout the United States.

     Investment techniques which may be utilized by either Mackenzie Fund or Thornburg Fund may have associated risks. Purchasing securities on a when-issued or firm commitment basis could result in a loss if the value of the securities to be purchased declines before the settlement date. Investing in repurchase agreements could result in a loss or a delay in obtaining repayment if the other party defaults or becomes insolvent. Borrowing by either Fund could exaggerate the effects on the Fund's net asset value of any increase or decrease in the value of the Fund's portfolio securities. Variable rate securities with interest rates which change inversely with market rates of interest may experience more volatile changes in value during periods when interest rates are changing.

     The principal difference in risk between Mackenzie Fund and Thornburg Fund, as noted above, is that Thornburg Fund may have less risk of changes in its net asset value due to changes in market interest rates. Thornburg Fund may not, however, enjoy as high a dividend yield, and also may not experience as much appreciation in its portfolio securities if market interest rates decline.


          FEES AND EXPENSES OF MACKENZIE FUND AND THORNBURG FUND
          ------------------------------------------------------

Mackenzie Fund
--------------

     Mackenzie Fund is contractually obligated to pay MIMI an investment management fee at an annual rate of .55% of average net assets, and an administrative services fee at an annual rate of .10%, together with the Fund's other expenses and costs of operation. Mackenzie Fund also has adopted plans and agreements pursuant to Rule 12b-1 under the Investment Company Act applicable to its Class A and Class B shares, under which Class A shareholders pay a distribution fee at an annual rate of .25% of average net assets and Class B shareholders pay a service and distribution fee of 1.00% of average net assets.

     The Fund's total operating expense ratios for Class A shares and Class B shares, respectively, were 1.10% and 1.85% for the year ended June 30, 1996, after taking into account voluntary waivers of fees and reimbursements of expenses by MIMI. Absent these fee waivers and reimbursements, Class A and Class B expense ratios would have been 1.29% and 2.04%, respectively. MIMI is not obligated to continue its waivers of fees in the future.

Thornburg Fund
--------------

     Thornburg Fund is contractually obligated to pay TMC an investment management fee which varies based upon the Fund's assets. The fee is computed on average daily net assets at an annual rate of .50% of the first $500 million of net assets, .40% of net assets of $500 million to $1 billion, .30% of net assets of $1 billion to $1.5 billion, .25% of net assets of $1.5 billion to $2 billion, and .225% on net assets over $2 billion. The current annual investment management fee rate is .50%. The Fund pays an administrative services fee with respect to its Class A shares at an annual rate of .125%, together with the Fund's other expenses and costs of operation. Thornburg Fund also has adopted a service plan pursuant to Rule 12b-1 under the Investment Company Act, applicable to its Class A shares, under which Class A shareholders pay a service fee at an annual rate of up to .25% of average daily net assets.

     The Fund's total operating expense ratio for Class A shares was 1.00% for the year ended June 30, 1996, after taking into account the assumption of certain Fund operating expenses by Thornburg Fund's investment adviser, TMC. Absent this assumption of expenses, the expense ratio for Class A shares of Thornburg Fund would have been 1.05%. TMC is not obligated to continue any assumption of Fund expenses in the future.

     The tables below set forth (i) shareholder transaction expenses on purchases or sales of shares of each of the Funds, (ii) fees and expenses paid by Mackenzie Fund for the year ended June 30, 1996, (iii) fees and expenses paid by Thornburg Fund for the year ended June 30, 1996, and (iv) where applicable, pro forma figures for the combined funds. Because Mackenzie Fund Class B shareholders will receive Thornburg Fund Class A shares in the reorganization, Thornburg Fund Class A figures apply both to Class A and Class B shareholders upon completion of the reorganization. No sales charges will be imposed on Mackenzie Fund shares relinquished by Mackenzie Fund shareholders in the reorganization, or on Thornburg Fund shares distributed to Mackenzie Fund shareholders in the reorganization.

SHAREHOLDER TRANSACTION EXPENSES
--------------------------------
                              Mackenzie Fund      Thornburg Fund
                            Class A    Class B         Class A
                            -------    -------     --------------
--------------
Maximum Sales Charge on
Purchase (as a percentage
of offering price)           4.75%      none         2.50% <FN2>

Maximum Deferred Sales
Charge on Redemptions
(as a percentage of
redemption proceeds or
original purchase price,
whichever is lower)          none       5.00% <FN1>  none <FN3>

<FN1>  The maximum Mackenzie Fund Class B sales charge is imposed on redemptions within one year of purchase, declines to 4.0% in the second year, 3.0% the third and fourth years, 2.0% the fifth year, and 1.0% the sixth year. This sales charge will not be imposed on shares exchanged for Thornburg Fund shares in the reorganization.

<FN2>  The sales charge imposed on purchases of Class A shares will not apply to shares issued to Mackenzie Fund shareholders in the reorganization.

<FN3>  Thornburg Fund imposes a contingent deferred sales charge of 0.50%
       on redemptions of purchases greater than $1 million in the event of a redemption of any portion of the purchase within 12 months of purchase. This charge will not apply to shares issued in the reorganization.

ANNUAL FUND OPERATING EXPENSES
(as a percentage of average net assets)
                                                             Thornburg Fund
                         Mackenzie Fund      Thornburg Fund      Class a
                      Class A      Class B       Class A        Pro Forma
                      -------      -------   --------------  --------------
Management Fees        .36% <FN1>   .36% <FN1>    .50%            .50%
Rule 12b-1 Fees        .25%        1.00%          .25%            .25%
Other Expenses         .49%         .49%          .25%            .25
                      -----        -----         -----           -----
Total Fund Operating
Expenses              1.10% <FN1>  1.85% <FN1>   1.00% <FN2>     1.00 <FN2>

<FN1>  MIMI currently limits Mackenzie Fund's total operating expenses
       (excluding taxes, Rule 12b-1 fees, and certain other expenses). Without expense reimbursements, total fund operating expenses would have been 1.29% and 2.04%, respectively, for Class A and Class B shares. MIMI is under no obligation to waive fees or reimburse expenses in the future. Class B shareholders may pay more than the economic equivalent of the maximum front end sales charge permitted by the National Association of Securities Dealers, Inc.
<FN2>  Amounts shown for Thornburg Fund reflect an assumption of certain operating expenses by TMC. Absent TMC;s assumption of expenses, the other expenses shown for Thornburg Fund would be .30% and total fund operating expenses would have been 1.05%. TMC is under no obligation to assume expenses in the future.

EXAMPLES
You would pay the following expenses on a $1,000 investment, assuming the maximum sales charge is deducted, each Fund's expense ratio remains the same, a 5% annual return, and redemption at the end of each time period:
                                                             Thornburg Fund
                         Mackenzie Fund      Thornburg Fund      Class A
                      Class A      Class B       Class A        Pro Forma
                      -------      -------   --------------  --------------
One Year               $58          $69           $35             $35
Three Years            $81          $88           $56             $56
Five Years            $105         $120           $79             $79
Ten Years             $175         $197          $146            $146

You would pay the following expenses on the same $1,000 investment, assuming no redemption at the end of each time period:
                                                             Thornburg Fund
                         Mackenzie Fund      Thornburg Fund      Class A
                      Class A      Class B       Class A        Pro Forma
                      -------      -------   --------------  --------------
One Year               $58          $19           $35             $35
Three Years            $81          $58           $56             $56
Five Years            $105         $100           $79             $79
Ten Years             $175         $197          $146            $146

The set of examples which assumes redemption at the end of each time period also assumes deduction of the maximum sales charge on purchase of Class A shares and deduction of the applicable Class B contingent deferred sales charge upon redemption at the end of each time period. The set of examples which assumes no redemption also assumes deduction of the maximum sales charge on purchase of Class A shares, but does not reflect any contingent deferred sales charge on Class B shares because no redemption is deemed to occur. The expense figures in the tables above are presented to assist the investor in understanding the costs that an investor will bear, directly or indirectly. THE INFORMATION IN THE TABLES ABOVE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSE, AND ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN. MIMI, Mackenzie Fund's investment adviser, may not waive fees or reimburse expenses of Mackenzie Fund in the future.


                          PERFORMANCE INFORMATION
                          -----------------------

     The following table presents comparative performance information for Mackenzie Fund and Thornburg Fund. Performance figures for Class A shares assume that the maximum sales charge was paid on purchase, and figures for Class B shares assume that the shares were redeemed at the end of the period shown and the applicable contingent deferred sales charge was paid.


                                 Mackenzie Fund             Thornburg Fund
                             Class A        Class B             Class A
                         --------------- ---------------   ----------------
                          Before  After   Before  After     Before   After
                         Expense Expense Expense Expense   Expense  Expense
                          Reimb.  Reimb.  Reimb.  Reimb.    Reimb.   Reimb.
                         ------- ------- ------- -------   -------  -------
Yield for 30 days
ended June 30, 1997

Average annual total return
for following periods
ending on June 30, 1997
   One Year
   Five Years
   Ten Years
   Since Inception
   (April 15, 1988 and
   April 1, 1994 for
   Class A and Class B
   shares, respectively,
   of Mackenzie Fund;
   and February ___, 1987
   for Class A shares of
   Thornburg Fund

From time to time MIMI has waived fees or reimbursed fund expenses incurred by Mackenzie Fund and TMC similarly has waived fees or reimbursed fund expenses for Thornburg Fund. Yield or average annual total return figures in each column under the caption "Before Expense Reimb." are the Fund's performance figures assuming no waiver or reimbursement occurred; figures in each column under the caption "After Expense Reimb." are the performance figures after taking into account any waivers or reimbursements.
PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE PERFORMANCE.


               PURCHASE, REDEMPTION AND EXCHANGE PROCEDURES
                   FOR MACKENZIE FUND AND THORNBURG FUND
               --------------------------------------------

Mackenzie Fund - Purchasing Shares
----------------------------------
     Class A shares of Mackenzie Fund are sold at net asset value plus a sales charge imposed at the rates shown in the table below.

                                                                                    Dealer Concession
                                               Total Sales Charge                 or Agency Commission
                                    As Percentage            As Percentage            As Percentage
                                  of Offering Price       of Net Asset Value        of Offering Price
Less than $25,000.00               4.75%                           4.99%                    4.00%
$25,000 to 249,999.99              3.75%                           3.90%                    3.00%
$250,000 to 499,999.99             2.50%                           2.56%                    2.00%
$500,000 and up                    0.00% *                         0.00%                    0.00%

     * No sales charge is imposed on investments of $500,000 or more in Class A shares by a purchaser. A contingent deferred sales charge of 1.00% is imposed on redemptions of any portion of such a purchase within 24 months of purchase.

Class A shares also are sold to specified classes of investors at reduced or no sales charges (but subject in some cases to a contingent deferred sales charge) as described in the Mackenzie Fund prospectus.

     Class B shares are sold at net asset value, but are subject to a contingent deferred sales charge at the rates shown below if redeemed within five years of purchase.
                                   Sales Charge as a
               Year Since          Percentage of Dollar
                Purchase           Amount Subject to Charge
               ----------          ------------------------
                 First                   5.0%
                 Second                  4.0%
                 Third                   3.0%
                 Fourth                  3.0%
                 Fifth                   2.0%
                 Sixth                   1.0%
          Seventh and thereafter          0%

The charge is imposed on the lesser of the current market value or the original cost of the shares. In determining any sales charge applicable to a redemption, it is assumed shares held for more than five years are redeemed first, then shares acquired through reinvestment of dividends are redeemed next, and then shares held for the longest period are redeemed.

Thornburg Fund - Purchasing Shares
----------------------------------

     Class A shares of Thornburg Fund are sold at net asset value plus a sales charge imposed at the rates shown in the table below:


                                                                                    Dealer Concession
                                               Total Sales Charge                 or Agency Commission
                                    As Percentage            As Percentage            As Percentage
                                  of Offering Price       of Net Asset Value        of Offering Price
Less than $50,000.00               2.50%                           2.56%                    2.10%
$50,000 to 99,999.99               2.25%                           2.30%                    1.85%
$100,000 to 249,999.99             1.75%                           1.78%                    1.50%
$250,000 to 499,999.99             1.50%                           1.52%                    1.25%
$500,000 to 999,999.99             1.00%                           1.01%                     .85%
$1,000,000 and up                  0.00%                           0.00%                      *

  * No sales charge is payable at the time of purchase on investments of $1 million of more made by a purchaser. A contingent deferred sales charge will be imposed on any portions of such investments redeemed within one year of purchase, at a rate of .5% of the amount redeemed.
     This charge is not applicable to shares received in exchange for Mackenzie Fund shares in the reorganization.

Class A shares also are sold to specified classes of investors at reduced or no sales charges, as described in the accompanying Thornburg Municipal
Funds prospectus.

     Thornburg Fund also offers other classes of shares. Class C shares are described in the accompanying Thornburg Municipal Funds prospectus, but will not be issued in the reorganization.

Mackenzie Fund and Thornburg Fund - Exchange Privileges
-------------------------------------------------------

     If elected by a shareholder, Class A shares and Class B shares of Mackenzie Fund may be exchanged for Class A or Class B shares, respectively, of other funds offered by Mackenzie Trust or by Ivy Funds, subject to certain conditions described in the Mackenzie Fund prospectus.
Similarly, Class A shares of Thornburg Fund may be exchanged for Class A shares of other Thornburg mutual funds managed by TMC. The Thornburg Fund exchange privilege is subject to the conditions stated in the accompanying prospectus, including the requirement that if you exchange into a Fund with a higher sales charge, you must pay the percentage point difference between that fund's sales charge and the sales charge on the shares you are exchanging. This charge is not applicable to Thornburg Fund shares received in the reorganization, and it is not necessary to elect the exchange privilege with Thornburg Fund. Each of the Funds permits exchanges by telephone if the telephone exchange privilege has been elected by the shareholder. Mackenzie Fund shareholders who previously elected the telephone exchange privilege will be deemed to have elected the similar
Thornburg Fund exchange privilege if the reorganization is completed.

Mackenzie Fund and Thornburg Fund - Redemptions
-----------------------------------------------

     Shares of Mackenzie Fund and Thornburg Fund properly presented for redemption may be redeemed at the next determined net asset value per share, subject to a contingent deferred sales charge (CDSC) in specified circumstances. Class B shares of Mackenzie Fund held less than seven years, and certain Mackenzie Fund Class A shares purchased at reduced sales charges may be subject to a contingent deferred sales charge described in the Mackenzie Fund prospectus. Thornburg Fund imposes a CDSC of 1/2 of 1% on redemptions of part or all of any purchase over $1 million in the event of a redemption within 12 months of purchase. Neither Mackenzie Fund shares relinquished in the reorganization nor Class A shares issued by Thornburg Fund in the reorganization will be subject to any CDSC.
Mackenzie Fund shareholders who previously elected the telephone redemption privilege will be deemed to have elected the Thornburg Fund telephone redemption privilege if the reorganization is completed.


          DIVIDEND POLICIES OF MACKENZIE FUND AND THORNBURG FUND
          ------------------------------------------------------

     Mackenzie Fund declares and pays monthly dividends on any net investment income. Net investment income generally is the income from interest on the Fund's investments. At the end of each fiscal year
Mackenzie Fund intends to distribute any undistributed net investment income, together with any net realized short-term and long-term capital gains. The Fund may make an additional distribution of any net capital gains at the end of each calendar year. Distributions are reinvested in Fund shares unless the shareholder elects to receive them in cash.

     Thornburg Fund distributes substantially all of its net investment income and realized capital gains to its shareholders. The Fund declares dividends from net investment income daily and distributes those dividends monthly. Any net realized capital gains are distributed at least annually, usually in December. Distributions are reinvested in Fund shares unless the shareholder elects to receive them in cash.


             COMPARATIVE INFORMATION ABOUT SHAREHOLDER RIGHTS
             ------------------------------------------------

     Mackenzie Fund is a diversified series of Mackenzie Trust, a Massachusetts business trust organized in 1985. Mackenzie Trust is governed by its declaration of trust, as amended, its bylaws, and applicable Massachusetts and federal law. The conduct of Mackenzie Fund's business is supervised by Mackenzie Trust's Board of Trustees. Thornburg
Fund is a diversified series of Thornburg LTMF, a Maryland corporation organized in 1984. As a Maryland corporation, Thornburg LTMF is governed by applicable Maryland corporate law, its articles of incorporation, as amended, and its bylaws. The business of Thornburg LTMF is supervised by its Board of Directors.

     Mackenzie Trust is authorized to create an unlimited number of series, and with respect to each series, to issue an unlimited number of full and fractional shares of one or more classes and to divide or combine the shares into a greater or lesser number of shares without thereby changing the proportionate beneficial interests in the series. Thornburg LTMF is currently authorized to issue one billion shares of $.001 par value per share common stock, and may increase the authorized number of shares under applicable Maryland law at any time. The Board of Directors of Thornburg
LTMF is authorized to divide and redivide the authorized shares of Thornburg LTMF into any number of series and to divide or combine the shares of these series into a greater or lesser number of classes without thereby changing the proportionate beneficial interests in the series. All of the shares of Mackenzie Trust and of Thornburg LTMF, respectively, have equal voting rights with each other, except that only shares of the respective series or separate classes within a series are entitled to vote on matters concerning only that series or class.

     Neither Mackenzie Trust nor Thornburg LTMF hold annual shareholder meetings. There normally will not be any meetings of shareholders of Mackenzie Trust, Thornburg LTMF or either of the Funds to elect Trustees or Directors unless fewer than a majority of the trustees or directors, as the case may be, then holding office have been elected by shareholders.
However, the Trustees of Mackenzie Trust or the Directors of Thornburg LTMF may call special meetings from time to time to seek shareholder approval of certain matters, and meetings of shareholders of any series or class of either Mackenzie Trust or Thornburg LTMF will be called upon written requests of shareholders holding in the aggregate not less than 10% of the outstanding shares of the affected Fund or class having voting rights.

     Under Massachusetts law, there is a remote possibility that shareholders of a business trust could, under certain circumstances, be held personally liable for the obligations of such a trust. The declaration of trust for Mackenzie Trust contains provisions intended to limit any such liability and to provide indemnification out of Mackenzie
Fund property for any shareholder charged or held personally liable for obligations or liabilities of Mackenzie Fund solely by reason of being or having been a shareholder of Mackenzie Fund and not because of the shareholder's acts or omissions or for some other reason. Consequently, the risk to a shareholder of Mackenzie Fund incurring financial loss on account of shareholder liability is limited to circumstances in which Mackenzie Fund itself would be unable to meet its obligations. There is no comparable exposure under Maryland law, under which Thornburg LTMF is organized.


             ADDITIONAL INFORMATION ABOUT SHAREHOLDER ACCOUNTS
             -------------------------------------------------

     If the reorganization is approved, Thornburg Fund will establish an account for each Mackenzie Fund shareholder. No further purchases of Mackenzie Fund shares may be made after the date on which the shareholders of Mackenzie Fund approve the reorganization, and the share transfer books of Mackenzie Fund will be permanently closed as of the date of Closing.
Only redemption requests and transfer instructions received in proper form by the close of business on the last business day before the date of Closing will be fulfilled by Mackenzie Fund. Redemption requests or transfer instructions received by Mackenzie Fund after that date will be treated by Mackenzie Fund as requests for the redemption or instructions for transfer of the shares of Thornburg Fund credited to the accounts of Mackenzie Fund shareholders. Accordingly, those redemption requests or transfer instructions after the close of business on the day before Closing will be forwarded to Thornburg Fund. For a complete description of redemption procedures for Thornburg Fund, see the sections of the accompanying Thornburg Municipal Funds prospectus under the captions
"Selling Fund Shares," "Investor Services and Transaction Services," and
"Shareholder and Account Policies."


                   INFORMATION ABOUT THE REORGANIZATION
                   ------------------------------------

Agreement and Plan of Reorganization
------------------------------------

     The following summary of the proposed Agreement and Plan of Reorganization ("Agreement") is qualified in its entirety by reference to the Agreement attached to this prospectus and proxy statement as Exhibit A.

     The Agreement provides that Thornburg Fund will acquire substantially all of the assets of Mackenzie Fund in exchange solely for Class A voting shares of Thornburg Fund on the earliest practicable date following approval of the reorganization (the "Closing Date"). The number of full and fractional shares of Thornburg Fund to be issued to shareholders of Mackenzie Fund will be determined on the basis of the relative net asset values per share and aggregate net assets of Thornburg Fund and Mackenzie
Fund computed immediately after the closing of business on the New York
Stock Exchange (currently four o'clock p.m., Eastern time) on the last business day before the Closing Date (the "Valuation Date"). The net asset value per share for both Thornburg Fund and Mackenzie Fund will be determined by dividing each Fund's respective assets, less its respective liabilities, by the total number of its respective outstanding shares.
Portfolio securities of both Thornburg Fund and Mackenzie Fund will be valued in accordance with the valuation practices of Thornburg Fund as described in the prospectus of Thornburg Fund, which is incorporated by reference herein. Valuation procedures of Thornburg Fund are substantially the same as the valuation procedures of Mackenzie Fund.

     Immediately after the transfer of Mackenzie Fund's assets to Thornburg
Fund on the Closing Date, Mackenzie Fund will distribute pro rata to its shareholders of record as of the close of business on the Valuation Date the full and fractional shares of Thornburg Fund received by Mackenzie
Fund, and as soon as reasonably practicable thereafter, Mackenzie Fund will be dissolved. The distribution will be accomplished by the establishment of accounts on the share records of Thornburg Fund in the name of each Mackenzie Fund shareholder, each representing the respective pro rata number of full and fractional shares of Thornburg Fund due each of those shareholders. Following the reorganization, shareholders will own Class A shares of Thornburg Fund. Certificates for Thornburg Fund's shares will be issued to shareholders only upon written request.

     The consummation of the reorganization is subject to the conditions set forth in the Agreement. The reorganization is also subject to approval by Mackenzie Fund's Class A and Class B shareholders. Further, completion of the reorganization is subject to shareholder approval of the "Related
Acquisitions," which are proposed transactions in which Thornburg Limited
Term Municipal Fund California Portfolio will acquire substantially all of the assets of Mackenzie California Municipal Fund, Thornburg Intermediate
Municipal Fund will acquire substantially all of the assets of Mackenzie
National Municipal Fund and Thornburg New York Intermediate Municipal Fund will acquire substantially all of the assets of Mackenzie New York
Municipal Fund. If shareholders of Mackenzie Fund approve the reorganization and one or more of the Related Acquisitions are not approved, the Trustees of Mackenzie Fund will consider the available alternatives. The Agreement may be terminated and the reorganization abandoned prior to the Closing Date, before or after approval by shareholders of Mackenzie Fund, by resolution of the Board of Trustees of Mackenzie Fund or the Directors of Thornburg LTMF, under circumstances specified in the Agreement.

     The investment advisers of the respective Funds have agreed to pay all expenses of the Funds related to the reorganization, so that shareholders of Mackenzie Fund will not be required to bear any such expenses.
Mackenzie Fund will, however, pay the costs of its dissolution and deregistration with the Securities and Exchange Commission following the reorganization. MIMI and TMC have also entered into an agreement, contingent upon completion of the reorganization and each Related
Acquisition, in which TMC will pay to MIMI approximately $__________ in two installments, subject to adjustment for redemptions of shares issued in the reorganization, and MIMI has agreed to sell certain assets to TMC and has agreed not to serve as the investment adviser or subadviser to another mutual fund comparable to Mackenzie Fund for a period of one year except under certain limited circumstances. MIMI and TMC have each agreed to pay
Roberto de Guardiola Company, L.L.C. one-half of the firm's fee for assisting in the consummation of the transactions contemplated by the asset purchase agreement. Under the asset purchase agreement, TMC has also agreed to comply, until the third anniversary of the Closing Date, with
Section 15(f) of the 1940 Act, which compliance includes, without limitation, the following requirements for the minimum time periods specified in Section 15(f) of the 1940 Act: (i) at least 75% of the members of the Board of Directors of Thornburg LTMF shall not be "interested persons" (as that term is defined in the 1940 Act) of MIMI, or any "interested person" (as that term is defined in the 1940 Act) thereof;
(ii) no "unfair burden" (as that term is defined in Section 15(f)(2)(B) of the 1940 Act) shall be imposed; and (iii) all vacancies on the Board of Directors of Thornburg LTMF (other than vacancies created by the death, disqualification or resignation of any trustee or director interested in TMC or MIMI) shall be filled by a person who is not an interested person of TMC or MIMI who has been selected and proposed for election by a majority of the directors who are not such interested persons.

     The Trustees of Mackenzie Fund have determined that participation in the reorganization is in the best interests of Mackenzie Fund shareholders.
Approval of the Agreement will require the affirmative vote of the holders of a majority of each of the Class A and Class B shares of Mackenzie Fund.
If the reorganization is not so approved, the Board of Trustees of Mackenzie Trust will consider other possible courses of action, including continuation of the present operations of Mackenzie Fund.

     Full and fractional shares of stock of Thornburg Fund will be issued to shareholders of Mackenzie Fund in accordance with the procedures under the Agreement as described above. Each share will be fully paid and non-assessable by Thornburg Fund when issued, will be transferable without restrictions, and will have no preemptive or conversion rights. See
"Comparative Information on Shareholder Rights," above, for additional information with respect to the shares of Thornburg Fund.

Considerations of Mackenzie Fund Trustees
-----------------------------------------

     As discussed above, the Board of Trustees of Mackenzie Trust has approved the reorganization for various reasons. The Trustees considered the size of Thornburg Fund, and, in particular, its history and performance rankings, and the experience of its investment adviser in managing mutual funds which invest in fixed income securities. The Trustees also considered that Thornburg Fund is larger and has some economies of scale, and is one of a group of mutual funds with superior performance rankings, which are actively marketed through the efforts of Thornburg Fund's investment adviser and distributor. The Trustees believe that these factors will permit Thornburg Fund, when combined with Mackenzie Fund, to continue to attract investors and enhance shareholder returns.

     In determining whether to recommend approval of the reorganization to shareholders of Mackenzie Fund, the Board of Trustees of Mackenzie Trust also considered, among other factors: MIMI's intention to concentrate its marketing efforts on the sale of mutual funds which specialize in the expanding international and emerging growth area; the terms and conditions of the reorganization and that the reorganization would not result in dilution of shareholder interests; the sufficient financial, operational and personnel resources and capabilities of Thornburg LTMF's service providers; the comparable expense ratios and the similarity of the fees and expenses of Mackenzie Fund and Thornburg Fund; the general similarity of the investment objectives, policies and restrictions of Mackenzie Fund to those of Thornburg Fund; the operating policies of Mackenzie Fund, including its method of valuing portfolio securities; that shareholders of Mackenzie Fund will not bear the costs of the reorganization; and the absence of adverse tax consequences of the reorganization. In reaching a decision to recommend that the shareholders of Mackenzie Fund vote to approve the reorganization, the Board of Trustees of Mackenzie Trust concluded that participation of Mackenzie Fund in the reorganization is in the best interests of its shareholders.

Federal Income Tax Consequences
-------------------------------

     The reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368 of the Internal
Revenue Code of 1986, as amended, with no taxable gain or loss recognized by Mackenzie Fund or its shareholders as a consequence of the reorganization. As a condition to the closing of the reorganization, Mackenzie Fund and Thornburg Fund will receive an opinion from Dechert
Price & Rhoads to that effect based on certain assumptions and representations made by Mackenzie Fund and Thornburg Fund.

     Shareholders of Mackenzie Fund should consult their tax advisers regarding the effect, if any, of the proposed reorganization in light of their individual circumstances. In particular, shareholders of Mackenzie
Fund should also consult their tax advisers as to the state, local and other tax consequences, if any, of the reorganization.


                              CAPITALIZATION
                              --------------

     The following table sets forth the capitalization of Mackenzie Fund and Thornburg Fund as of December 31, 1996 and the pro forma capitalization of the combined fund as if the reorganization had occurred on that date.
These numbers will differ at the time of Closing.


CAPITALIZATION OF FUNDS AS OF DECEMBER 31, 1996

                         Mackenzie Fund     Thornburg Fund     Pro Forma
                         --------------     --------------     ------------
NET ASSETS
--------------
Class A shares             $31,013,307        $93,658,232      $125,902,685
Class B shares               1,231,146             -                 -
Class C shares                  -               3,873,733         3,873,733
Class I shares                  -                  -
                         ---------------    ---------------    ------------
     TOTAL                 $32,244,453        $97,531,965      $129,776,418
                         ===============    ===============    ============

NET ASSET VALUE PER SHARE
-------------------------
Class A shares                 $10.19             $12.74            $12.74
Class B shares                  10.19                -                 -
Class C shares                    -                12.75             12.75
Class I shares                    -                  -                 -

SHARES OUTSTANDING
------------------
Class A shares               3,044,330          7,349,721         9,880,683
Class B shares                 120,835              -                 -
Class C shares                    -               303,727           303,727
Class I shares                    -                 -                 -
                         ---------------    ---------------    ------------
     TOTAL                   3,165,165          7,653,448        10,184,410
                         ===============    ===============    ============

SHARES AUTHORIZED
-----------------
Class A shares               unlimited        100,000,000       100,000,000
Class B shares               unlimited            N/A               N/A
Class C shares                  N/A            75,000,000        75,000,000
Class I shares                  N/A           125,000,000       125,000,000


      ADDITIONAL INFORMATION ABOUT THORNBURG FUND AND MACKENZIE FUND
      --------------------------------------------------------------

     Information concerning the operation and management of Thornburg Fund is incorporated herein by reference from the Thornburg Municipal Funds prospectus dated February 1, 1997, a copy of which is included herewith and is incorporated by reference herein. Additional information concerning Thornburg Fund is included in the Statement of Additional Information of Thornburg Limited Term Municipal Fund, Inc. ("SAI") dated November 1, 1996, as revised May 6, 1997, which has been filed with the Securities and Exchange Commission and is incorporated by reference in its prospectus included herewith. Additional information is also included in the SAI dated _____________ related to this transaction which has been filed with the SEC and is incorporated by reference herein. A copy of each SAI is available upon request and without charge by calling (800) 847-0200.

     Information about Mackenzie Fund is included in its current prospectus dated October 25, 1996, copies of which are available upon request and without charge by calling MIMI at (800) 456-5111. Additional information is included in Mackenzie Fund's SAI dated October 25, 1996. That SAI has been filed with the SEC and, along with Mackenzie Fund's prospectus, is incorporated by reference herein. A copy of that prospectus and SAI is available upon request and without charge by calling MIMI at (800) 456-5111.**

     Reports and other information filed by Mackenzie Trust and Thornburg LTMF, including charter documents, can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, D.C. 20549 and the Northeast Regional Office of the Securities and Exchange Commission,
7 World Trade Center, Suite 1300, New York, New York 10048 and the Pacific Regional Office of the Securities and Exchange Commission, 5670 Wilshire Blvd., 11th Floor, Los Angeles, California 90036. Copies of these materials also may be obtained from the public reference branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20459 at prescribed rates.

                            VOTING INFORMATION
                            ------------------

     Proxies for the meeting are being solicited from the shareholders of Mackenzie Fund by the Trustees of Mackenzie Trust. A proxy may be revoked at any time at or before the meeting by oral or written notice to the secretary of Mackenzie Trust, Via Mizner Financial Plaza, 700 South Federal Highway, Suite 300, Boca Raton, Florida 33432, (800) 456-5111. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of specifications, for approval of the reorganization.

     Additional solicitations may be made by telephone, telegraph, facsimile or personal contact by officers or employees of MIMI and its affiliates or by a professional proxy solicitation firm or firms. Expenses of proxy solicitation will be borne by TMC. TMC has engaged the proxy solicitation firm of D. F. King & Co. to assist in soliciting proxies for the meeting at an estimated cost of $6,000.

     Class A shares and Class B shares of Mackenzie Fund of record at the close of business on July 18, 1997 (the "Record Date") will be entitled to vote at the meeting or any adjournment thereof. The holders of a majority of the Class A and Class B shares of Mackenzie Fund outstanding at the close of business on the record date present in person or represented by proxy will constitute a quorum of the Class A shareholders and Class B shareholders, respectively, for the meeting. Shareholders are entitled to one vote for each share held, and each fractional share will be entitled to a proportionate fractional vote. Approval of the reorganization requires the affirmative vote of a majority of each of Mackenzie Fund's Class and Class B shares of beneficial interest outstanding and entitled to vote at the meeting. As of _____________, 1997, there were issued and outstanding ______ Class A shares and ______ Class B shares of beneficial interest of Mackenzie Fund. As of that date, no persons were known to own more than 5% of Mackenzie Fund's outstanding shares.

     As of the same date, there were ______ outstanding shares of Thornburg Fund. As of the same date, no persons were known to own more than 5% of that Fund's outstanding shares.

     In the event that a quorum is not present at the meeting, or a quorum is present at the meeting but sufficient votes to approve the reorganization are not received, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares represented at the meeting in person or by proxy. If a quorum is not present, the persons named as proxies will vote those proxies which they are entitled to vote for the reorganization in favor of such an adjournment and will vote those proxies required to be voted against the reorganization against any such adjournment.

     "Broker non-votes" are shares held in a broker's street name for which the broker indicates that instructions have not been received from the beneficial owners or other persons entitled to vote, and the broker does not have discretionary voting authority. Abstentions in broker non-votes will be counted as shares present for purposes of determining whether a quorum is present but will not be voted for or against any adjournment or any proposal. Accordingly, abstentions in broker non-votes effectively will be a vote against adjournment and against the proposal because the required vote is a percentage of the shares outstanding.

     THE BOARD OF TRUSTEES, INCLUDING ALL OF THE INDEPENDENT TRUSTEES, RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE REORGANIZATION.

Submission of Shareholder Proposals
-----------------------------------

     Mackenzie Fund does not hold regular shareholder meetings.
Shareholders wishing to submit proposals for inclusion in a proxy statement for a subsequent shareholder meeting should send their written proposals to the secretary of Mackenzie Trust at Via Mizner Financial Plaza, 700 South Federal Highway, Suite 300, Boca Raton, Florida 33432.

Other Matters to Come Before the Meeting
----------------------------------------

     The Trustees of Mackenzie Trust know of no other business to be brought before the meeting. However, if any other matters properly come before the meeting, proxies will be voted in accordance with the judgment of the Trustees.

                                 EXHIBIT A
                   AGREEMENT AND PLAN OF REORGANIZATION


     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of the 13th day of June, 1997, by and between THORNBURG LIMITED TERM MUNICIPAL FUND, INC., a Maryland corporation ("Thornburg LTMF"), in respect of Thornburg Limited Term Municipal Fund California Portfolio ("Thornburg Fund"), a separate series of Thornburg LTMF, and MACKENZIE SERIES TRUST, a Massachusetts business trust ("Mackenzie Trust"), in respect of Mackenzie California Municipal Fund ("Mackenzie Fund"), a separate series of Mackenzie Trust.

     This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization will consist of (i) the transfer of substantially all of the Assets (hereinafter defined) of Mackenzie Fund to Thornburg Fund in exchange solely for shares of Thornburg Fund Class A voting common stock, $.0001 par value per share (the "Thornburg Fund Shares") and (ii) the distribution on the Closing Date (hereinafter defined) of the Thornburg Fund Shares to the shareholders of Mackenzie Fund in complete liquidation of Mackenzie Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement. All actions required to be taken by Thornburg LTMF pursuant to this Agreement, and all representations, warranties and covenants of Thornburg LTMF hereunder, are taken and made on behalf of Thornburg Fund. All actions required to be taken by Mackenzie Trust pursuant to this Agreement, and all representations, warranties and covenants of Mackenzie Trust hereunder, are taken and made on behalf of Mackenzie Fund.

     THEREFORE, in consideration of the premises and of the covenants and agreements hereafter described, the parties hereto covenant and agree as follows.

     1.   Procedure for Reorganization.
          ----------------------------
          (a) Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, Mackenzie Trust agrees to transfer the Assets of Mackenzie Fund as set forth in paragraph (b) to Thornburg Fund, and Thornburg LTMF agrees to deliver to Mackenzie Fund in exchange therefor the number of Thornburg Fund Shares, determined by dividing the value of the Assets computed in the manner and as of the time and date set forth in paragraph 2(a), by the net asset value of one Thornburg Fund Share computed in the manner and as of the time and date set forth in paragraph 2(b). These transactions shall take place at the closing provided for in paragraph 3(a) (the "Closing").

          (b) The Assets to be acquired by Thornburg Fund shall consist of all cash, portfolio securities and due bills for dividends, interest, or other receivables or rights to receive any of the foregoing, receivables for shares sold, and any claims or rights with respect to portfolio securities, whether or not arising from contract, which are owned by Mackenzie Fund on the closing date provided in paragraph 3(a) (the "Closing Date"). Mackenzie Fund will retain cash and cash equivalents in an amount reasonably estimated by it to be sufficient to discharge: (i) obligations incurred in the ordinary course of its business and which could not reasonably be paid before Closing and are not otherwise borne by any other person; and (ii) costs resulting from the dissolution and deregistration of Mackenzie Fund or Mackenzie Trust not to exceed $15,000 in the aggregate for all series of Mackenzie Trust. The Assets will not include any rights in and to the "Mackenzie" name or any variant thereof. Mackenzie Fund has provided Thornburg Fund with a list of the current securities holdings of Mackenzie Fund as of the date of execution of this Agreement. Mackenzie Trust and Mackenzie Fund reserve the right to sell any of these securities in the ordinary course of business but will not, without prior notification to Thornburg LTMF, acquire any additional securities for Mackenzie Fund other than securities of the type in which Thornburg Fund is permitted to invest.

          (c) On the Closing Date, Mackenzie Trust will cause Mackenzie Fund to be liquidated and to distribute pro rata to Mackenzie Fund's shareholders of record (the "Mackenzie Fund Shareholders"), determined on and as of the close of business on the Valuation Date specified in paragraph 2(a), the Thornburg Fund Shares received by Mackenzie Trust pursuant to paragraph (a). The liquidation and distribution will be accomplished by the transfer of the Thornburg Fund Shares then credited to the account of Mackenzie Fund on the books of Thornburg Fund, to open accounts on the share records of Thornburg Fund in the names of the Mackenzie Fund Shareholders and representing the respective pro rata number of Thornburg Fund Shares due the Mackenzie Fund Shareholders.

          (d) As of the Closing Date, any physically-issued share certificates held by former Mackenzie Fund Shareholders and relating to Mackenzie Fund shares exchanged for Thornburg Fund Shares in accordance with the preceding paragraph (c) will represent only the right to receive the appropriate number of Thornburg Fund Shares. As of the Closing Date, persons holding those certificates will be requested to surrender their certificates. No redemption or repurchase of any Thornburg Fund Shares credited to former Mackenzie Fund Shareholders in place of Mackenzie Fund shares represented by unsurrendered certificates will be permitted until those certificates have been surrendered for cancellation. Any Mackenzie Fund Shareholder who wishes to receive a certificate from Thornburg Fund representing his or her Thornburg Fund Shares must submit a written request therefor, in form reasonably required by Thornburg Fund, together with any Mackenzie Fund certificates for those shares.

          (e) Any transfer taxes payable upon issuance of Thornburg Fund Shares in a name other than that of the registered holder of the Thornburg Fund Shares on the books of Mackenzie Fund as of the Closing Date shall, as a condition of such issuance and transfer, be paid by the person to whom the Thornburg Fund Shares are to be issued and transferred.

          (f) Mackenzie Fund shall be dissolved as soon as reasonably practicable following the Closing Date in accordance with the provisions of the Declaration of Trust of Mackenzie Trust. Mackenzie Trust will deregister with the Securities and Exchange Commission (the "Commission") in accordance with the Investment Company Act of 1940, as amended (the "1940 Act").

          (g) Thornburg LTMF will not assume any liability of Mackenzie Trust, or acquire any Asset subject to any liability, in connection with the transactions contemplated by this Agreement, except that Thornburg Fund will assume the obligation to pay for any portfolio securities purchased by Mackenzie Fund before the Closing Date in the ordinary course of its business and the purchase of which was disclosed to Thornburg Fund by Mackenzie Fund when the commitment to purchase arose.

     2.   Valuation.
          ---------
          (a) The value of Mackenzie Fund Assets to be acquired by Thornburg Fund hereunder shall be the value of those assets computed as of the close of business on the New York Stock Exchange and after the declaration of any dividends on the business day next preceding the Closing Date (the time and date being hereinafter called the "Valuation Date").
The value of the portion of Mackenzie Fund Assets consisting of portfolio securities will be computed by Kenny Information Systems, subject to adjustment by the amount, if any, agreed to by Thornburg Fund and Mackenzie Fund. In determining the value of the Assets, each portfolio security and other portfolio asset shall be priced by Kenny Information Systems in accordance with the policies and procedures of Thornburg Fund (subject to the third sentence hereafter) as set forth in the then current prospectus and statement of additional information applicable to Class A shares of Thornburg Fund, subject to adjustments agreed to by Mackenzie Fund and Thornburg Fund. At Mackenzie Fund's option and expense, Thornburg Fund will cause Kenny Information Systems to perform a trial valuation of all or a portion of Mackenzie Fund's portfolio securities five to seven days before the Closing Date, and will furnish the trial valuations to Mackenzie Fund upon its receipt of the information from Kenny Information Systems. All computations shall be made by Kenny Information Systems. In the event of a dispute with respect to the valuation of any portfolio security or other portfolio asset of Mackenzie Fund, Thornburg Fund and Mackenzie Fund shall, by mutual consent, select an independent third party to resolve the matter, and the determination of the independent party will bind the Funds.

          (b) The net asset value of each Thornburg Fund Share shall be the net asset value per share computed as of the close of business on the New York Stock Exchange and after the declaration of any dividends on the Valuation Date, using the valuation procedures set forth in Thornburg Fund's then current prospectus and statement of additional information.

          (c) The number of Thornburg Fund Shares to be issued (including fractional shares, if any) in exchange for Mackenzie Fund Assets shall be determined by dividing the value of those assets determined in accordance with paragraph 2(a) by the net asset value of a Thornburg Fund Share determined in accordance with paragraph 2(b).

     3.   Closing and Closing Date.
          ------------------------
          (a) The Closing Date shall be as soon as practicable after approval of the transactions contemplated in this Agreement by the Mackenzie Fund Shareholders has been obtained; however, in no event will the Closing Date be later than October 31, 1997. The Closing will be held at 119 East Marcy Street, Suite 202, Santa Fe, New Mexico 87501, in the offices of Thornburg Management Company, Inc., or at such other place as the parties may agree. The time of Closing will be 8:00 a.m. New York time on the Closing Date. All acts taking place at the Closing will be deemed to occur simultaneously as of the time of the Closing on the Closing Date.

          (b) Mackenzie Fund's portfolio securities shall be available for inspection by Thornburg Fund, its custodian bank or such other agents of Thornburg LTMF as Thornburg LTMF shall reasonably designate, at the offices of Mackenzie Fund's custodian, Brown Brothers Harriman & Co., Boston, Massachusetts, no later than five business days preceding the Valuation Date, and Mackenzie Fund will immediately notify Thornburg Fund's investment adviser of any portfolio security thereafter acquired or sold by Mackenzie Fund. Mackenzie Fund portfolio securities and cash shall be delivered by Mackenzie Trust to State Street Bank & Trust Company, Boston, MA 02205-9087, as custodian for Thornburg Fund for the account of Thornburg Fund on the Closing Date, duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof in accordance with the custom of brokers. The cash delivered shall be in the form of currency or certified or official bank checks, or completed federal funds wire, payable to the order of "State Street Bank & Trust Co., Custodian for Thornburg Limited Term Municipal Fund California Portfolio." Mackenzie Fund will cause its custodian to deliver at Closing a certificate of an authorized officer of the Custodian stating that Mackenzie Fund's Assets have been delivered in proper form to Thornburg Fund's custodian on or before the Closing Date.

          (c) In the event that on the Valuation Date (i) the New York Stock Exchange is closed to trading, or (ii) trading or the reporting of trading in securities generally is disrupted so that accurate appraisal of the value of the net assets of Thornburg Fund or Mackenzie Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading is fully resumed and reporting is restored.

          (d) Mackenzie Trust shall deliver to Thornburg LTMF shareholder and shareholder account information as of the close of business on the Valuation Date as reasonably requested by Thornburg LTMF. Thornburg Fund shall issue and deliver a confirmation to Mackenzie Fund at the Closing stating the number of Thornburg Fund Shares to be credited on the Closing Date to Mackenzie Fund, and stating the number of Thornburg Fund Shares credited to Mackenzie Fund's account on the books of Thornburg Fund. Thornburg LTMF shall issue and deliver to each former Mackenzie Fund Shareholder, after the Closing, a confirmation stating the number of Thornburg Fund Shares credited to the shareholder's account. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, stock certificates, receipts or other documents as such other party or its counsel may reasonably request.

     4.   Representations and Warranties.
          ------------------------------
          (a) Mackenzie Trust represents and warrants to Thornburg LTMF as follows:

                (i) Mackenzie Fund is a series of Mackenzie Trust, which is a business trust duly formed and validly existing under the laws of the Commonwealth of Massachusetts;

               (ii) Mackenzie Trust is a duly registered open-end management investment company, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect;

              (iii) The current prospectus and statement of additional information of Mackenzie Fund, each dated October 25, 1996, conform in all material respects to the applicable requirements of the Securities Act of 1933 (the "1933 Act") and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

               (iv) To the knowledge of Mackenzie Trust, no consent, approval, authorization or order of any court or governmental authority is required for the consummation by Mackenzie Fund of the transactions contemplated by this Agreement, except as may be required under the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), the 1940 Act, or the rules and regulations under those Acts, all of which shall have been received prior to the Closing Date, except for such consents, approvals, authorizations or orders as may be required subsequent to the Closing Date;

                (v) The execution, delivery and performance of this Agreement will not result in a material violation of Mackenzie Trust's Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which Mackenzie Fund or Mackenzie Trust is a party or by which it is bound;

               (vi) Mackenzie Fund has valued, and will continue to value its portfolio securities and other assets in accordance with applicable legal requirements;

              (vii) All material contracts or other commitments (other than this Agreement) to which Mackenzie Fund is a party will be terminated without liability to Mackenzie Fund or Thornburg Fund on or before the Closing Date;

             (viii) No litigation or administrative proceeding or investigation of or before any court or governmental body or self regulatory organization is presently pending or threatened against Mackenzie Fund or any of its properties or assets. Mackenzie Trust knows of no facts which might form the basis for the institution of such proceedings, and neither Mackenzie Trust nor Mackenzie Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body or self regulatory organization which materially and adversely affects their business or their ability to consummate the transactions herein contemplated;

               (ix) The statement of assets and liabilities, the statement of operations, and the statement of changes in net assets of Mackenzie Fund at June 30, 1996 have been audited by Coopers & Lybrand, certified public accountants, and those statements, together with the statements of assets and liabilities, the statements of operations, and the statements of changes in net assets at December 31, 1996, and, when issued, at June 30, 1997, fairly reflect, or in the case of the June 30, 1997 statements will fairly reflect, in all material respects the assets, financial condition, results of operations, and changes in net assets of Mackenzie Fund as of and for the periods ended on those dates and have, or in the case of the June 30, 1997 statements, shall have been prepared in accordance with generally accepted accounting principles consistently applied; and there are no known liabilities of Mackenzie Fund other than liabilities disclosed or provided for in the foregoing statements;

                (x) Since December 31, 1996, there has been no material adverse change in Mackenzie Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business; and Mackenzie Fund has not incurred any indebtedness maturing more than one year from the date such indebtedness was incurred except as disclosed in Exhibit A. For the purposes of this subparagraph (x), a decline in net asset value per share of Mackenzie Fund Shares is not a material adverse change;

               (xi) At the Closing Date, all material federal and other tax returns and reports of Mackenzie Fund required by law then to be filed (including any extensions) shall have been filed, and all federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of Mackenzie Trust's knowledge no such return of or relating to Mackenzie Fund is currently under audit, and no assessment has been asserted with respect to Mackenzie Fund;

              (xii) Mackenzie Fund has met the requirements of Subchapter M of the Code and has elected to be treated as a regulated investment company for each taxable year of its operations since its inception, and will so qualify for the taxable year ending on the Closing Date;

             (xiii) Mackenzie Trust is authorized to issue an unlimited number of shares of beneficial interest, no par value per share, at the date hereof. All issued and outstanding shares of Mackenzie Fund have been offered and sold in compliance in all material respects with applicable registration requirements of the 1933 Act and state securities laws. All issued and outstanding Mackenzie Fund shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by Mackenzie Trust, except to the extent that shareholders of Mackenzie Trust may be held personally liable for the obligations of Mackenzie Trust. All of the issued and outstanding Mackenzie Fund Shares will, at the time of Closing, be held by shareholder accounts in the amounts set forth in the list of shareholder's accounts submitted to Thornburg LTMF pursuant to paragraph 3(d). Mackenzie Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any Mackenzie Fund Shares, except that Class B shares may convert to Class A shares in accordance with the applicable Mackenzie Fund prospectus;

              (xiv) At the Closing Date, Mackenzie Fund will have good and marketable title to the Assets to be transferred to Thornburg Fund pursuant to paragraph 1(b), subject to no lien, encumbrance or competing interest in any person, and full right, power, and authority to sell, assign, transfer and deliver the Assets hereunder, and upon delivery and payment for those Assets, Thornburg Fund will acquire good and marketable title thereto, subject to no restriction on the full transfer thereof, including such restrictions as might arise under the 1933 Act other than as disclosed in writing to Thornburg Fund;

               (xv) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary actions on the part of Mackenzie Trust's trustees, and this Agreement constitutes a valid and binding obligation of Mackenzie Trust, enforceable in accordance with its terms, subject to the approval of the Mackenzie Fund Shareholders, and further subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and subject to general equity principles;

              (xvi) The information furnished by Mackenzie Trust for use in applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby is and shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto;

             (xvii) The registration statement filed by Thornburg Fund on Form N-14 relating to the Thornburg Fund Shares that will be registered with the Commission pursuant to this Agreement, which shall include the proxy statement of Mackenzie Trust in respect of Mackenzie Fund and prospectus of Thornburg Fund with respect to the transactions contemplated by this Agreement, and any supplement or amendment thereto or to the documents contained or incorporated therein by reference (the "N-14 Registration Statement"), and (ii) the proxy materials of Mackenzie Trust in respect of Mackenzie Fund included in the N-14 Registration Statement and filed with the Commission pursuant to Section 14 of the 1934 Act with respect to the transactions contemplated by this Agreement, and any supplement or amendment thereto or the documents appended thereto (the "Reorganization Proxy Materials"), from their effective dates with the Commission, through the time of the meeting of shareholders of Mackenzie Fund contemplated therein (the "Shareholders Meeting") and at the Closing Date: (a) shall comply in all material respects with the provisions of the 1933 Act, 1934 Act and the 1940 Act, the rules and regulations thereunder, and applicable state securities laws, and (b) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, that the representations and warranties in this subparagraph shall only apply to statements in or omissions from the N-14 Registration Statement or Reorganization Proxy Materials made by, or in reliance upon and in conformity with information furnished by or on behalf of Mackenzie Trust.

          (b) Thornburg LTMF represents and warrants to Mackenzie Trust as follows:

                (i) Thornburg Fund is a series of Thornburg LTMF, which is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland;

               (ii) Thornburg LTMF is a duly registered open-end management investment company and its registration with the Commission as an investment company under the 1940 Act is in full force and effect;

              (iii) The current prospectus and statement of additional information for Class A shares of Thornburg Fund, each dated
     February 1, 1997, conform in all material respects to the applicable requirements of the 1933 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

               (iv) To the knowledge of Thornburg LTMF, no consent, approval, authorization or order of any court or governmental authority is required for the consummation by Thornburg Fund of the transactions contemplated by this Agreement, except as may be required under the 1933 Act, the 1934 Act, the 1940 Act, or the rules and regulations under those Acts, all of which shall have been received prior to the Closing Date, except for such consents, approvals, authorizations or orders as may be required subsequent to the Closing Date;

                (v) The execution, delivery and performance of this Agreement will not result in a material violation of Thornburg LTMF's Articles of Incorporation or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which Thornburg Fund or Thornburg LTMF is a party or by which it is bound;

               (vi) Thornburg Fund has valued, and will continue to value, its portfolio securities and other assets in accordance with applicable legal requirements;

              (vii) No litigation or administrative proceeding or investigation of or before any court or governmental body or self regulatory organization is presently pending or threatened against Thornburg Fund or any of its properties or assets. Thornburg LTMF knows of no facts which might form the basis for the institution of such proceedings, and neither Thornburg LTMF nor Thornburg Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body or self regulatory organization which materially and adversely affects their business or their ability to consummate the transactions herein contemplated;

             (viii) The statement of assets and liabilities, the statement of operations and the statement of changes in net assets of Thornburg Fund at June 30, 1996 have been audited by McGladrey & Pullen, LLP, certified public accountants, and those statements together with the statement of assets and liabilities, the statement of operations and the statement of changes in net assets at December 31, 1996, and, when issued, at June 30, 1997, fairly and accurately reflect, or in the case of the June 30, 1997 statements will fairly and accurately reflect the assets and financial condition of Thornburg Fund as of and for the periods ended on those dates, and have, or in the case of the June 30, 1997 statements, shall have been prepared in accordance with generally accepted accounting principles consistently applied and there are no known liabilities of Thornburg Fund other than liabilities disclosed or provided for in the foregoing statements;

               (ix) Since December 31, 1996, there has not been any material adverse change in Thornburg Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, and Thornburg has not incurred any indebtedness maturing more than one year from the date such indebtedness was incurred. For the purposes of this subparagraph
     (ix), a decline in net value per share of Thornburg Fund Shares is not a material adverse change;

                (x) At the Closing Date, all federal and other tax returns and reports of Thornburg Fund required by law then to be filed shall have been filed, and all federal and other taxes shall have been paid for as due or provision shall have been made for the payment thereof and, to the best of Thornburg LTMF's knowledge, no such return of or relating to Thornburg Fund is currently under audit, and no assessment has been asserted with respect to Thornburg Fund;

               (xi) Thornburg Fund has met the requirements of Subchapter M of the Code, and has elected to be treated as a regulated investment company for each taxable fiscal year of its operation since its inception and will so qualify for the taxable year including the Closing Date;

              (xii) Thornburg LTMF is authorized to issue 100,000,000 shares of Thornburg Fund Class A voting common stock having a par value of $.0001 per share, at the date hereof. All issued and outstanding shares of Thornburg Fund have been offered and sold in every state and the District of Columbia in compliance in all material respects with applicable registration requirements of the 1933 Act and state securities laws. All issued and outstanding Thornburg Fund Shares are at the date hereof, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. Thornburg Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any Thornburg Fund Shares, nor is there outstanding any security convertible into Thornburg Fund Shares (except as the directors of Thornburg LTMF may convert shares of other classes of shares to Class A shares in accordance with Thornburg LTMF's Articles of Incorporation, as amended);

             (xiii) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary actions on the part of Thornburg LTMF's directors, and this Agreement constitutes a valid and binding obligation of Thornburg LTMF enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and subject to general equity principles;

              (xiv) Thornburg Fund Class A Shares to be issued and delivered to Mackenzie Fund pursuant to the terms of this Agreement will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued Thornburg Fund Shares, and will be fully paid and non-assessable by Thornburg LTMF, except to the extent that shareholders of Thornburg LTMF may be held personally liable for obligations of Thornburg LTMF;

               (xv) The N-14 Registration Statement and the Reorganization Proxy Materials, from their effective dates with the Commission, through the time of the Shareholders Meeting and at the Closing Date:
     (a) shall comply in all material respects with the provisions of the 1933 Act, 1934 Act and the 1940 Act, the rules and regulations thereunder, and applicable state securities laws, and (b) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, that the representations and warranties in this subparagraph shall only apply to statements in or omissions from the N-14 Registration Statement or the Reorganization Proxy Materials made in reliance upon and in conformity with information furnished by or on behalf of Thornburg LTMF;

              (xvi) At the Closing Date, Thornburg Fund will have good and marketable title to its assets, subject to no lien, encumbrance or competing interest in any person, and full right, power and authority to sell, assign, transfer and deliver those assets other than as disclosed in writing to Mackenzie Fund; and

             (xvii) The information furnished by Thornburg LTMF for use in applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby is and shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

     5.   Covenants of the Parties.
          ------------------------
          (a) Thornburg Fund and Mackenzie Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that the ordinary course of business will include customary dividends and distributions and any other distribution that may be advisable.

          (b) Mackenzie Trust will call a meeting of the shareholders of Mackenzie Fund to be held as promptly as practicable to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

          (c) Mackenzie Trust covenants that the Thornburg Fund Shares to be issued hereunder will not be sold or distributed other than in accordance with the terms of this Agreement.

          (d) Mackenzie Trust will furnish to Thornburg LTMF all information reasonably requested and that is within its control for the preparation of the N-14 Registration Statement, the preparation and distribution of the Reorganization Proxy Materials, and for effectuating the transactions contemplated herein. Mackenzie Trust will furnish, or cause its transfer agent to furnish, to Thornburg LTMF all information reasonably requested respecting the beneficial ownership of Mackenzie Fund shares, shareholders and shareholder accounts for the mailing of the Reorganization Proxy Materials and for the establishment of Thornburg Fund accounts for Mackenzie Fund Shareholders in accordance with paragraph 1(c). Mackenzie Trust will furnish, or cause its custodian or other agents to furnish, all portfolio asset information reasonably requested by Thornburg LTMF in connection with, and to facilitate, the transactions contemplated by this Agreement.

          (e) Subject to the provisions of this Agreement, Thornburg LTMF and Mackenzie Trust will each take, or cause to be taken, all actions, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

          (f) Mackenzie Trust shall furnish to Thornburg LTMF within 30 days after the Closing Date a detailed trial balance of Mackenzie Fund's assets and liabilities and computations showing amortization of premium on portfolio securities. Mackenzie Trust shall furnish to Thornburg LTMF when available the final federal income tax return for Mackenzie Fund.

          (g) Mackenzie Trust will, as promptly as practicable after the Closing, wind up the business of Mackenzie Fund, deregister Mackenzie Fund under applicable federal securities laws, file final reports with the state securities regulators requiring any such reports, prepare and distribute final account statements and tax statements to persons who were formerly Mackenzie Fund shareholders, and file any necessary federal and state tax returns.

          (h) Thornburg LTMF will prepare and file the N-14 Registration Statement, will file the Reorganization Proxy Materials with applicable regulatory authorities, and will use all reasonable efforts to obtain clearance or effectiveness of the N-14 Registration Statement and the Reorganization Proxy Materials, all in accordance with the 1933 Act, the 1934 Act, and the 1940 Act, and applicable regulations and rulings thereunder, and in accordance with any applicable state statutes and regulations.

          (i) Thornburg LTMF agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1934 Act, the 1940 Act and such of the state securities laws as are necessary or appropriate in order to continue its operations after the Closing Date.

     6.   Conditions Precedent to Obligations of Mackenzie Trust.
          ------------------------------------------------------
     The obligations of Mackenzie Trust to consummate the transactions provided for herein shall be subject, at its election, to the performance by Thornburg LTMF of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

          (a) All representations and warranties of Thornburg LTMF contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date;

          (b) Thornburg LTMF shall have delivered to Mackenzie Trust a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to Mackenzie Trust and dated as of the Closing Date, certifying that the representations and warranties of Thornburg LTMF made in this Agreement are true and correct at and as of the Closing Date;

          (c) Mackenzie Trust shall have received on the Closing Date a favorable opinion of White, Koch, Kelly & McCarthy, P.A., counsel to Thornburg LTMF, dated as of the Closing Date, in form and substance satisfactory to Mackenzie Trust's counsel, covering the following points:

                (i) Thornburg LTMF is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has power to own all of its properties and assets and, to the knowledge of such counsel, to carry on its business as presently conducted;

               (ii) This Agreement has been duly authorized, executed and delivered by Thornburg LTMF and, assuming due authorization, execution and delivery of the Agreement by Mackenzie Trust, is a valid and binding obligation of Thornburg LTMF enforceable against Thornburg LTMF in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and general equitable principles;

              (iii) The Thornburg Fund Shares to be issued to Mackenzie Fund Shareholders as provided by this Agreement are duly authorized and upon such delivery will be validly issued and outstanding and will be fully paid and non-assessable by Thornburg LTMF, except to the extent that shareholders of Thornburg LTMF may be held personally liable for the obligations of Thornburg LTMF;

               (iv) The execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate Thornburg LTMF's Agreement and Articles of Incorporation or By-Laws, or any provision of any agreement (known to such counsel) to which Thornburg LTMF is a party or by which it is bound or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty, under any agreement, judgment, or decree to which Thornburg LTMF is a party or by which it is bound;

                (v) To the knowledge of counsel, no consent, approval, authorization or order of any court or governmental authority is required for the consummation by Thornburg LTMF of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and such as may be required under state securities laws;

               (vi) In the ordinary course of counsel's representation of Thornburg LTMF or Thornburg Fund, and without having made any investigation, counsel is not aware of any legal or governmental proceedings insofar as they relate to Thornburg LTMF or Thornburg Fund, required to be described in the N-14 Registration Statement which are not described as required;

              (vii) Thornburg LTMF is a duly registered management investment company and its registration with the Commission as an investment company under the 1940 Act is in full force and effect; and

             (viii) In the ordinary course of counsel's representation of Thornburg LTMF or Thornburg Fund, and without having made any investigation, counsel is not aware of any litigation or administrative proceeding or investigation of or before any court or governmental body or self regulatory organization which is presently pending or threatened as to Thornburg LTMF or Thornburg Fund or any of its properties or assets and neither Thornburg LTMF nor Thornburg Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body or self regulatory organization, which materially and adversely affects its business.

     7.   Conditions Precedent to Obligations of Thornburg LTMF.
          -----------------------------------------------------
     The obligations of Thornburg LTMF to complete the transactions provided for herein shall be subject, at its election, to the performance by Mackenzie Trust of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

          (a) All representations and warranties of Mackenzie Trust contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date;

          (b) Mackenzie Trust shall have delivered to Thornburg LTMF the following information prepared as of the Closing Date: (i) net asset value pricing sheet of Mackenzie Fund, with a portfolio listing of each portfolio security including the principal amount, identification of issue, cost, tax lot cost, market price per unit and market value; (ii) trial balance of Mackenzie Fund's general ledger; (iii) supporting schedules with the details for accounts receivable and accounts payable; (iv) certification from Mackenzie Fund's custodian that it has delivered to Thornburg Fund's custodian the Assets acquired by Thornburg Fund; and (v) confirmation from Mackenzie Fund's transfer agent of the aggregate number of Mackenzie Fund Shares outstanding and a reconciliation of that number to the number of shares shown in the pricing sheet referred to in (i) above.

          (c) Mackenzie Trust shall have delivered to Thornburg LTMF a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to Thornburg LTMF and dated as of the Closing Date, certifying that the representations and warranties of Mackenzie Trust made in this Agreement are true and correct at and as of the Closing Date;

          (d) Thornburg LTMF shall have received on the Closing Date a favorable opinion of Dechert Price & Rhoads, counsel to Mackenzie Trust, dated as of the Closing Date, in form and substance satisfactory to Thornburg LTMF's counsel, covering the following points:

                (i) Mackenzie Trust is a business trust duly formed and validly existing under the laws of the Commonwealth of Massachusetts and has power to own all of its properties and assets and, to the knowledge of such counsel, to carry on its business as presently conducted;

               (ii) This Agreement has been duly authorized, executed and delivered by Mackenzie Trust and, assuming due authorization, execution and delivery of the Agreement by Thornburg LTMF, is a valid and binding obligation of Mackenzie Trust enforceable against Mackenzie Trust in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and general equitable principles;

              (iii) The execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate Mackenzie Trust's Declaration of Trust or By-Laws, or any provision of any agreement (known to such counsel) to which Mackenzie Trust is a party or by which it is bound or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty, under any agreement, judgment, or decree to which Mackenzie Trust is a party or by which it is bound;

               (iv) To the knowledge of counsel, no consent, approval, authorization or order of any court or governmental authority, other than the filings required to be made after the Closing under applicable laws, is required for the consummation by Mackenzie Trust of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act;

                (v) This Agreement was duly approved by the Mackenzie Fund Shareholders in accordance with applicable law;

               (vi) In the ordinary course of counsel's representation of Mackenzie Trust or Mackenzie Fund, and without having made any investigation, counsel is not aware of any legal or governmental proceedings, insofar as they relate to Mackenzie Trust or Mackenzie Fund, required to be described in the N-14 Registration Statement which are not described as required;

              (vii) Mackenzie Trust is a duly registered management investment company and its registration with the Commission as an investment company under the 1940 Act is in full force and effect; and

             (viii) In the ordinary course of counsel's representation of Mackenzie Trust or Mackenzie Fund, and without having made any investigation, counsel is not aware of any litigation or administrative proceeding or investigation of or before any court or governmental body or self regulatory organization which is presently pending or threatened as to Mackenzie Trust or Mackenzie Fund or any of its properties or assets and neither Mackenzie Trust nor Mackenzie Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body or self regulatory organization, which materially and adversely affects its business.

          (e) The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of Mackenzie Fund in accordance with applicable law and evidence of the approval shall have been delivered to Thornburg LTMF;

          (f) The parties shall have received a favorable opinion of Dechert Price & Rhoads, satisfactory to Mackenzie Trust and Thornburg LTMF, substantially to the effect that, based upon certain facts, assumptions and representations, the transactions contemplated by this Agreement constitute a tax-free reorganization described in Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, for federal income tax purposes. The delivery of such opinion is conditioned upon receipt by Dechert Price & Rhoads of representations it shall request of Thornburg LTMF and Mackenzie Trust.

     8.   Further Conditions Precedent to Obligations
          of Thornburg LTMF and Mackenzie Trust.
          -------------------------------------------
     Each party's obligations hereunder are, at its election, subject to the further conditions that:

          (a) On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

          (b) On or before the Closing Date, all consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and of state securities authorities, including "no-action" positions of such federal or state authorities) deemed necessary by Thornburg LTMF or Mackenzie Trust to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the business assets or properties of Thornburg LTMF or Mackenzie Trust;

          (c) On or before the Closing Date, the N-14 Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

     9.   Responsibility for Fees and Expenses.
          ------------------------------------
          (a) Thornburg LTMF and Mackenzie Trust each represents and warrants to the other that it has not engaged any broker or finder entitled to receive any payments in connection with the transactions provided for herein.

          (b) Neither Thornburg Fund nor Mackenzie Fund shall ultimately bear any expenses incurred in connection with the entering into and carrying out of the provisions of this Agreement, whether or not the transactions contemplated are consummated. Specifically, the investment advisers to each respective Fund have agreed pursuant to an agreement dated June 13, 1997, to assume and share between themselves all such expenses including the expenses of preparing and filing the N-14 Registration Statement, the costs of distributing the prospectus and proxy materials, proxy solicitation costs, and other special costs incurred by either Fund; provided, however, that any expenses so borne by either investment adviser shall be solely and directly related to the reorganization contemplated by this Agreement, within the meaning of Revenue Ruling 73-54, 1973-1 C.B. 187.

     10.  Massachusetts Business Trust.
          ----------------------------
          Mackenzie Trust is organized as a Massachusetts business trust, and references in this Agreement to Mackenzie Trust mean and refer to the trustees of Mackenzie Trust from time to time serving under its Declaration of Trust on file with the Secretary of State of the Commonwealth of Massachusetts, as the same may be amended from time to time, pursuant to which Mackenzie Trust conducts its business. It is expressly agreed that the obligations of Mackenzie Trust hereunder shall not be binding upon any of Mackenzie Trust's trustees, shareholders, nominees, officers, agents, or employees of Mackenzie Trust, or Mackenzie Fund personally, but bind only the property of Mackenzie Fund, as provided in Mackenzie Trust's Declaration of Trust. Moreover, no series of Mackenzie Trust other than Mackenzie Fund shall be responsible for the obligations of Mackenzie Trust hereunder, and all persons shall look only to the respective assets of Mackenzie Fund to satisfy the obligation of Mackenzie Trust hereunder. The execution and delivery of this Agreement have been authorized by Mackenzie Trust's Board of Trustees, on behalf of Mackenzie Fund, and this Agreement has been signed by authorized officers of Mackenzie Fund acting as such, and neither such authorization by such Trustees, nor such execution and delivery by such officers, shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the respective property of Mackenzie Fund, as provided in Mackenzie Trust's Declaration of Trust.

     11.  Indemnification
          ---------------
          (a) Thornburg Fund agrees to indemnify and hold harmless Mackenzie Fund and each of Mackenzie Fund's trustees and officers from and against any and all losses, claims, damages, liabilities or expenses (including without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which jointly and severally, Mackenzie Fund or any of its trustees or officers may become subject, insofar as any such loss, claim damage liability or expense (or actions with respect thereto) arises out of or is based on any breach by Thornburg Fund of any of its representations, warranties, covenants or agreements set forth in this Agreement.

          (b) Mackenzie Fund agrees to indemnify and hold harmless Thornburg Fund and each of Thornburg Fund's directors and officers from and against any and all losses, claims, damages, liabilities or expenses (including without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which jointly and severally, Thornburg Fund or any of its directors or officers may become subject insofar as any such loss, claim or damage liability or expense (or actions with respect thereto) arises out of or is based on any breach by Mackenzie Fund of any of its representations, warranties, covenants or agreements set forth in this Agreement.

     12.  Entire Agreement; Survival of Warranties.
          ----------------------------------------
          (a) Thornburg LTMF and Mackenzie Trust agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

          (b) The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

     13.  Termination.
          -----------
          (a) This Agreement may be terminated by the mutual agreement of Thornburg LTMF and Mackenzie Trust. In addition, either Thornburg LTMF or Mackenzie Trust may at its option terminate this Agreement at or before the Closing Date because:

                (i) of a material breach by the other of any representation, warranty or agreement contained herein to be performed at or before the Closing Date; or

               (ii) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

          (b) In the event of any such termination, there shall be no liability for damages on the part of either Thornburg LTMF or Mackenzie Trust, or their respective directors or trustees or officers, to the other party or its directors or trustees or officers, but each shall bear, except as otherwise provided in paragraph 9(b), the expenses incurred by them incidental to the preparation and carrying out of this Agreement.

     14.  Amendments.
          ----------
     This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of Mackenzie Trust and Thornburg LTMF; provided, however, that following the shareholders' meeting called by Mackenzie Fund pursuant to this Agreement, no such amendment may have the effect of changing the provisions for determining the number of Thornburg Fund Shares to be issued to the Mackenzie Fund Shareholders under this Agreement to the detriment of those Shareholders without their further approval.

     15.  Notices.
          -------
     Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy or certified mail addressed to Thornburg LTMF, 119 East Marcy Street, Suite 202, Santa Fe, New Mexico 87501, Attention:
Brian J. McMahon and Mackenzie Trust, Via Mizner Financial Plaza, Suite 300, 700 South Federal Highway, Boca Raton, Florida 33432, Attention: C. William Ferris.

     16.  Headings; Counterparts; Governing Law; Assignment.
          -------------------------------------------------
          (a) The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          (b) This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

          (c) This Agreement shall be governed by and construed in accordance with the substantive laws of the Commonwealth of Massachusetts, provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act or the Advisers Act (as the same Acts shall have been or will be amended) or rules, orders or regulations of such governmental bodies or authorities having authority with respect to such Acts.

          (d) This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective administrators, executors, legal representatives, heirs, successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

          (e) In the event of any litigation respecting this Agreement or its subject matter, the prevailing party will be entitled to reimbursement from the losing party for the prevailing party's cost of suit, including reasonable attorneys' fees.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its President or Vice President and attested to by its Secretary or Assistant Secretary.

Attest:                       THORNBURG LIMITED TERM MUNICIPAL FUND, INC.
                              on behalf of THORNBURG LIMITED TERM MUNICIPAL FUND CALIFORNIA PORTFOLIO


_________________________     By:__________________________________________
_______________                  __________________, _________________

Attest:                       MACKENZIE SERIES TRUST on behalf of MACKENZIE
                              CALIFORNIA MUNICIPAL FUND


_________________________     By:__________________________________________
_______________                  ____________________, ____________________

                                 EXHIBIT A
                                    to
                   Agreement and Plan of Reorganization
                        dated June 13, 1997 between
                        Thornburg Investment Trust
 (on behalf of Thornburg Limited Term Municipal Fund California Portfolio)
                                    and
                          Mackenzie Series Trust
            (on behalf of Mackenzie California Municipal Fund)


Subparagraph 4(a)(x):  None.

                                EXHIBIT B

                   Thornburg Municipal Funds Prospectus
                             February 1, 1997


             Filed as Exhibit B to Prospectus/Proxy Statement
                                    for
                  Mackenzie Limited Term Municipal Fund,
               which is part of this registration statement.

                                  Part B

                    STATEMENT OF ADDITIONAL INFORMATION
               Relating to the Acquisition of the Assets of
                   MACKENZIE LIMITED TERM MUNICIPAL FUND
                    a series of MACKENZIE SERIES TRUST
                        Via Mizner Financial Plaza
                         700 South Federal Highway
                        Boca Raton, Florida  33432
                              (800) 456-5111


     This Statement of Additional Information, relating specifically to the proposed acquisition of substantially all of the assets of Mackenzie Limited Term Municipal Fund, a series of Mackenzie Series Trust, by Thornburg Limited Term Municipal Fund National Portfolio ("Thornburg Fund"), a series of Thornburg Limited Term Municipal Fund, Inc., in exchange solely for Class A voting shares of Thornburg Fund, consists of this cover page and the following documents, each of which is attached hereto and incorporated by reference herein:

     1. Thornburg Limited Term Municipal Fund, Inc. Statement of Additional Information dated November 1, 1996, as revised May 6, 1997;

     2. Mackenzie Series Trust Statement of Additional Information dated October 25, 1996;

     3. Thornburg Limited Term Municipal Fund National Portfolio Annual Report, June 30, 1996;

     4. Thornburg Limited Term Municipal Fund National Portfolio Semiannual Report, March 31, 1997;

     5.   Mackenzie Limited Term Municipal Fund Annual Report, June 30,
1996; and

     6. Mackenzie Limited Term Municipal Fund Semiannual Report, December 31, 1996.

     The financial statements of Mackenzie Limited Term Municipal Fund contained in its Annual Report to shareholders for the fiscal year ended June 30, 1996 have been audited by Coopers & Lybrand, L.L.P., the Fund's independent auditors. The financial statements of Thornburg Limited Term Municipal Fund National Portfolio contained in its Annual Report to shareholders for the fiscal year ended June 30, 1996 have been audited by McGladrey & Pullen, LLP, that Fund's independent auditors.

     This Statement of Additional Information is not a prospectus. A Prospectus/Proxy Statement dated _______________, 1997 relating to the above referenced acquisition may be obtained from Thornburg Limited Term Municipal Fund, Inc. at the number and address shown above. This Statement of Additional Information relates to, and should be read with, the Prospectus/Proxy Statement.

     The date of this Statement of Additional Information is _____________, 1997.

                THORNBURG LIMITED TERM MUNICIPAL FUND, INC.

                    STATEMENT OF ADDITIONAL INFORMATION


     This Statement of Additional Information of Thornburg Limited Term Municipal Fund, Inc. (the "Company") is not a prospectus but should be read in conjunction with the Company's Prospectus dated November 1, 1996, (the "Prospectus") which may be obtained, without charge, by writing to Thornburg Securities Corporation (the "Distributor"), 119 East Marcy Street, Suite 202, Santa Fe, New Mexico 87501. Prior to June 28, 1985, the Company's name was "Tax-Free Municipal Lease Fund, Inc.;" and the Company operated under the name "Limited Term Municipal Fund, Inc." from June 28, 1985 to November 1, 1992.

     The date of this Statement of Additional Information is November 1, 1996, as revised May 6, 1997.

                             TABLE OF CONTENTS



TABLE OF CONTENTS . . . . . . . . . . . . . . . . .   i

INVESTMENT OBJECTIVES AND POLICIES  . . . . . . . .   1
     Ratings  . . . . . . . . . . . . . . . . . . .   8
     Temporary Investments. . . . . . . . . . . . .  10
     Repurchase Agreements. . . . . . . . . . . . .  10
     U.S. Government Obligations. . . . . . . . . .  11

INVESTMENT LIMITATIONS  . . . . . . . . . . . . . .  11

PERFORMANCE COMPUTATION . . . . . . . . . . . . . .  14
     Performance Computations - In General. . . . .  14
     Representative Performance Figures -
          Limited Term National Fund
               (Classes A and C). . . . . . . . . .  15
     Representative Performance Figures -
          Limited Term California Fund
               (Classes A and C). . . . . . . . . .  17

DISTRIBUTIONS AND TAXES . . . . . . . . . . . . . .  19
     Distributions. . . . . . . . . . . . . . . . .  19
     Tax Matters  . . . . . . . . . . . . . . . . .  19
     State and Local Tax Aspects. . . . . . . . . .  22
     Special Risks Affecting the
      California Portfolio. . . . . . . . . . . . .  22
     Accounts of Shareholders . . . . . . . . . . .  25

INVESTMENT ADVISORY AND ADMINISTRATIVE SERVICES
AGREEMENTS  . . . . . . . . . . . . . . . . . . . .  26
     Investment Management Services . . . . . . . .  26
     Administrative Services Agreement. . . . . . .  27

SERVICE AND DISTRIBUTION PLANS. . . . . . . . . . .  28
     Service Plan - Class A and C . . . . . . . . .  28
     Class C Distribution Plan. . . . . . . . . . .  29
     General Matters Relating to Service and
         Distribution Plans . . . . . . . . . . . .  29

PORTFOLIO TRANSACTIONS. . . . . . . . . . . . . . .  30

MANAGEMENT  . . . . . . . . . . . . . . . . . . . .  31

PRINCIPAL HOLDERS OF SECURITIES . . . . . . . . . .  35

HOW TO PURCHASE FUND SHARES . . . . . . . . . . . .  35

NET ASSET VALUE . . . . . . . . . . . . . . . . . .  38

REDEMPTION OF SHARES. . . . . . . . . . . . . . . .  38

DISTRIBUTOR . . . . . . . . . . . . . . . . . . . .  38

INDEPENDENT AUDITORS. . . . . . . . . . . . . . . .  39

FINANCIAL STATEMENTS. . . . . . . . . . . . . . . .  39

                    INVESTMENT OBJECTIVES AND POLICIES

     The Company currently offers two separate investment portfolios or
Funds: Thornburg Limited Term Municipal Fund National Portfolio ("Limited Term National Fund") and Thornburg Limited Term Municipal Fund California Portfolio ("Limited Term California Fund"). Each Fund currently offers two classes of shares, Class A shares and Class C shares.

     The investment objective of the Funds is to provide for their respective shareholders as high a level of current interest income exempt from federal income tax as is consistent, in the view of the Funds' management, with preservation of capital. Additionally, the Limited Term California Fund seeks to provide as high a level of current interest income exempt from California state income tax as is consistent in the view of the Fund's management with preservation of capital. Investors should recognize, however, that income otherwise exempt from federal income tax may be subject to the federal minimum tax and state income taxes. See "DISTRIBUTIONS AND TAXES", below.

     A secondary investment objective of the Funds is to minimize expected fluctuations in net asset value per share relative to municipal bond portfolios with longer average maturities by maintaining a portfolio with a dollar-weighted average maturity that will normally not exceed five years. There is a risk in all investments, however, and there can be no assurance that the Funds' objectives will be achieved. The objective of preservation of capital may preclude the Funds from obtaining the highest available yields.

     The Funds will seek to achieve their objective by investing in a diversified portfolio of obligations issued by state and local governments the interest on which is exempt from federal income tax ("Municipal Obligations"). The Fund may invest its assets in Municipal Obligations (or participation interest therein) that constitute leases or installment purchase or conditional sale contracts by state or local governments or authorities to obtain property or equipment ("Municipal Leases").

     Municipal Obligations include debt obligations issued by states, cities and local authorities to obtain funds for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Other public purposes for which Municipal Obligations may be issued include the refunding of outstanding obligations, the obtaining of funds for general operating expenses and the obtaining of funds to lend to other public institutions and facilities. In addition, certain types of industrial development bonds are issued by or on behalf of public authorities to obtain funds to provide privately-operated housing facilities, sports facilities, convention or trade show facilities, airport, mass transit, port or parking facilities, air or water pollution control facilities and certain local facilities for water supply, gas, electricity or sewage or solid waste disposal.
Municipal Obligations have also been issued to finance single-family mortgage loans and to finance student loans. Such obligations are included within the term Municipal Obligations if the interest paid thereon is exempt from federal income tax. Municipal Obligations also include obligations issued by or on behalf of territories or possessions of the United States and their agencies and instrumentalities.

     The two principal classifications of Municipal Obligations are "general obligation" and "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a specific revenue source. Industrial development bonds are in most cases revenue bonds and are generally not secured by the pledge of the credit or taxing power of the issuer of such bonds. There are, of course, variations in the security of Municipal Obligations, both within a particular classification and between classifications, depending on numerous factors.

     The Funds' assets will normally consist of (1) Municipal Obligations (including municipal Leases) or participations therein that are rated at the time of purchase within the four highest grades by Moody's or S&P and
(2) Municipal Obligations (including Municipal Leases) or participations therein that are not rated by a rating agency, but are issued by obligors that either have other comparable debt obligations that are rated within the four highest grades (Baa or BBB or better) by Moody's Investors Service ("Moody's") Standard & Poor's Corporation ("S&P") or Fitch Investors Service ("Fitch") or, in the case of obligors whose obligations are unrated, are deemed by the Funds' investment adviser, Thornburg Management Company, Inc. ("TMC"), to be comparable with issuers having such debt ratings, (3) cash and receivables. Investments in Municipal Obligations may also include (i) variable rate demand instruments that are rated within the two highest grades of either rating agency or, if unrated, are deemed by TMC to be of high quality and minimal credit risk; (ii) tax-exempt commercial paper that is rated within the two highest grades of either rating agency; (iii) municipal notes that are rated within the two highest grades of either rating agency or, if unrated, are deemed by TMC to be of comparable quality to such rated municipal notes; and (iv) other municipal demand instruments rated within the three highest grades of either rating agency or, if unrated, are deemed by TMC to be of comparable quality to such rated municipal demand instruments. Unrated Municipal Leases will be purchased only subject to certain restrictions described in the Prospectus under the caption "Investment Objectives and Policies -- Municipal Obligations". To the extent that unrated Municipal Obligations may be less liquid, there may be somewhat greater risk in purchasing unrated Municipal Obligations than in purchasing comparable rated Municipal Obligations. Except to the extent that a Fund is invested in temporary investments for defensive purposes, the Fund will, under normal conditions, invest 100% of its net assets in Municipal Obligations, and as a matter of fundamental policy normally will not invest less than 80% in Municipal Obligations. Under normal conditions the Limited Term California Fund will attempt to invest 100% and as a matter of fundamental policy, will invest at least 65% of its net assets in Municipal Obligations (and participation interests therein) issued by public entities located in the State of California.

     In some cases, investments by a Fund in Municipal Leases will take the form of purchases of participation interests therein from banks and other responsible parties. A participation interest gives the Fund a specified undivided interest in the obligation in the proportion that the Fund's participation interest bears to the total principal amount of the Municipal Lease.

     The foregoing restrictions and other limitations discussed herein and under "Investment Limitations" will apply only at the time of purchase of securities and will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities.

     The Fund has reserved the right to invest up to 20% of its net assets in "temporary" investments in taxable securities, but it does not expect to find it necessary to do so. See "Temporary Investments" and "Repurchase Agreements" below.

     Portfolio trading will be undertaken to accomplish the Funds' investment objectives in relation to actual and anticipated movements in interest rates.

     The Funds also may engage to a limited extent in short-term trading consistent with their investment objectives. Securities may be sold in anticipation of a market decline (a rise in interest rates) or purchased in anticipation of a market rise (a decline in interest rates) and later sold, but the Funds will not engage in trading solely to recognize a gain. In addition, a security may be sold and another of comparable quality purchased at approximately the same time to take advantage of what a Fund believes to be a temporary disparity in the normal yield relationship between the two securities. Yield disparities may occur for reasons not directly related to the investment quality of particular issues or the general movement of interest rates, such as changes in the overall demand for or supply of various types of Municipal Obligations or changes in the investment objectives of investors. With respect to income tax consequences to the Funds and their shareholders resulting from short-term trading by the Funds, see "Distributions and Taxes".

     Subject to the foregoing, each Fund will attempt to achieve its investment objective by prudent selection of Municipal Obligations with a view to holding them for investment. While there can be no assurance thereof, each Fund anticipates that its annual portfolio turnover rate generally will not exceed 70%. However, each Fund reserves the right to make changes in its portfolio whenever it deems such action advisable, and the rate of turnover will not be a limiting factor when the Fund deems it desirable to sell or purchase securities. Therefore, depending upon market conditions, each Fund's annual portfolio turnover rate may exceed 70% in particular years.

     Except as expressly set forth in this Statement of Additional Information or in the Prospectus, the investment objective and the permissible investments set forth herein under the caption "Investment Objective and Policies" are not fundamental policies and may be changed by the Board of Directors of the Company without approval by Fund shareholders. Any fundamental policy may be changed only with the approval of a majority of the outstanding shares of each Fund which would be affected by the change. See "Investment Limitations".

     Each Fund may invest a portion of its assets in Municipal Leases and participation interests therein. Such obligations, which may take the form of a lease or an installment purchase of conditional sale contract, are issued by state and local governments and authorities to acquire a wide variety of equipment and facilities, such as fire and sanitation vehicles, telecommunications equipment and other capital assets. Interest payments on qualifying Municipal Leases are exempt from federal income taxes.

     Municipal Leases have special risks not normally associated with general obligation or revenue bonds. The constitutions and statutes of all states contain requirements that the state or a municipality must meet to incur debt. These often include voter referenda, interest rate limits and public sale requirements. Leases and installment purchase or conditional sale contracts (which normally provide for title to the leased asset to pass eventually to the governmental issuer) have evolved as a means for governmental issuers to acquire property and equipment without meeting their constitutional and statutory requirements for the issuance of debt. The debt-issuance limitations are deemed to be inapplicable because of the inclusion in many leases or contracts of "non-appropriation" clauses which provide that the governmental issuer has no obligation to make future payments under the lease or contract unless money is appropriated for such purpose by the appropriate legislative body on a yearly or other periodic basis.

     Although Municipal Leases typically will be secured by the leased property, the disposition of the property in the event of non-appropriation or foreclosure might, in some cases, prove difficult. In addition, in certain instances the tax-exempt status of the obligations will not be subject to the legal opinion of a nationally recognized "bond counsel," as is customarily required in larger issues of Municipal Obligations.
However, in all cases the Company will require that a Municipal Lease purchased by a Fund be covered by a legal opinion (typically from the issuer's counsel) to the effect that, as of the effective date of such Lease, the Lease is the valid and binding obligation of the governmental issuer.

     TMC will evaluate the liquidity of each Municipal Lease upon its acquisition by a Fund and periodically while it is held based upon factors established by the Fund's board of directors, including (i) the frequency of trades and quotes for the obligation, (ii) the number of dealers who will buy or sell the obligation and the potential buyers of the obligation,
(iii) the willingness of dealers to make a market for the obligation, and
(iv) the nature and timing of marketplace trades. For purposes of the preceding sentences, an unrated Municipal Lease with non-appropriation risk that is backed by an irrevocable bank letter of credit or an insurance policy, issued by a bank or insurer deemed by TMC to be of high quality and minimal credit risk, will not be deemed to be "illiquid" solely because the underlying Municipal Lease is unrated, if TMC determines that the Municipal Lease is readily marketable because it is backed by such letter of credit or insurance policy.

     Each Fund will seek to reduce further the special risks associated with investment in Municipal Leases by investing in Municipal Leases only where, in TMC's opinion, certain factors established by the Fund's directors have been satisfied, including (1) the nature of the leased equipment or property is such that its ownership or use is deemed essential to a governmental function of the governmental issuer, (2) the Municipal Lease has a shorter term to maturity than the estimated useful life of the leased property and the lease payments will commence amortization of principal at an early date, (3) appropriate covenants will be obtained from the governmental issuer prohibiting the substitution or purchase of similar equipment for a specified period (usually 60 days or more) in the event payments are not appropriated, (4) the underlying equipment has elements of portability or use that enhance its marketability in the event foreclosure on the underlying equipment was ever required, and (5) the governmental issuer's general credit is adequate. The enforceability of the "non-substitution" provisions referred to in (3) above has not been tested by the courts. Investments not meeting certain of these criteria (such as the absence of a non-substitution clause) may be made if the Municipal Lease is subject to an agreement with a responsible party (such as the equipment vendor) providing warranties to the Fund that satisfy such criteria.

     Each Fund may purchase variable rate demand instruments and also may purchase fixed rate municipal demand instruments either in the public market or privately from banks, insurance companies and other financial institutions. These instruments provide for periodic adjustment of the interest rate paid to the holder. The "demand" feature permits the holder to demand payment of principal and interest prior to the final stated maturity, either from the issuer or by drawing on a bank letter of credit, a guarantee or insurance issued with respect to the instrument. In some cases these demand instruments may be in the form of units, each of which consists of (i) a Municipal Obligation and (ii) a separate put option entitling the holder to sell to the issuer of the option the Municipal Obligation in such unit, or an equal aggregate principal amount of another Municipal Obligation of the same issuer, issue and maturity as the Municipal Obligation, at a fixed price on specified dates during the term of the put option. In those cases, each unit taken as a whole will be considered a Municipal Obligation. The demand option may or may not increase the liquidity of the underlying Municipal Obligation at any point in time. The issuer of the demand option may or may not guarantee payments of principal and interest on the underlying Municipal Obligation. However, as long as the issuer of the option honors its obligation, or is perceived to be able to do so, the option should decrease the risk of downward price fluctuation of the underlying Municipal Obligation at any point in time by establishing a fixed price for which the Municipal Obligation can be sold before its final maturity. In order to reduce further the risk associated with this type of investment, a Fund will invest in a fixed rate municipal demand instrument only if the instrument or the letter of credit, guarantee or insurance associated therewith is rated within the three highest grades of a nationally recognized rating agency, or if unrated, is deemed by TMC to be of comparable quality with issues having these debt ratings. The credit quality of such investments will be reviewed on a periodic basis by TMC under the supervision of the Fund's directors. When a Fund holds an investment in a Municipal Obligation together with a put option relating to it, the maturity of the Municipal Obligation for purposes of calculating the Fund's dollar-weighted average portfolio maturity will be deemed to be the shorter of (1) the final maturity of the Municipal Obligation, or
(2) the next date that the Fund may demand payment for the Municipal Obligation from the issuer of the put option.

     Each Fund may purchase participation interests in Municipal Leases principally from banks or other responsible parties (such as equipment vendors, insurance companies, broker-dealers and other financial institutions) which have entered into a "remarketing agreement" with the Fund providing that the other party will either remarket or repurchase the Municipal Leases within seven days after demand by the Fund on certain conditions described below within seven days after demand by the Fund.
Such agreements are referred to herein as "remarketing agreements" and the party that agrees to remarket or repurchase a Municipal Lease is referred to herein as a "remarketing party.") The agreement will provide for a remarketing price equal to the current value of the Fund's participation interest in the obligation as determined by the Fund's portfolio valuation service as of the demand date (plus accrued interest). The Funds anticipate that, in most cases, the agreement will also provide for the seller of the participation interest or the remarketing party to service the Municipal Lease, often for a servicing fee. The conditions to a Fund's right to require the remarketing party to remarket the obligation are that the Fund must certify at the time of remarketing that (1) payments under the Municipal Lease are current and the Fund has no knowledge of any default thereunder by the governmental issuer, (2) such remarketing is necessary in TMC's sole opinion to meet the Fund's liquidity needs and
(3) the governmental issuer has not notified the Fund of termination of the Municipal Lease.

     A Fund will enter into remarketing agreements only with banks or other responsible parties (such as equipment vendors, insurance companies, broker-dealers and other financial institutions) that in the opinion of TMC are capable of meeting their obligations to the Fund. TMC will monitor on a continuous basis the ability of remarketing parties to meet their obligations to the Fund. Although each Fund expects to deal with a variety of remarketing parties, it reserves the right to enter into such agreements covering up to 25% of its net assets with any particular remarketing party meeting TMC's normal credit criteria. In addition, up to 50% of its net assets may be covered by a remarketing agreement with a remarketing party that is deemed by TMC to be of high quality and minimal credit risk. The Company received an interpretation from the staff of the Securities and Exchange Commission on January 18, 1985, enabling the Funds to enter into remarketing agreements with a broker-dealer, provided the broker-dealer has sold a participation interest in the underlying Municipal lease and the Fund reflects the investment on its balance sheet as a participation interest.

     The "remarketing" feature of the remarketing agreement entitles the remarketing party to attempt to resell a Fund's participation interest in the Lease within seven days after demand; however, the remarketing party will be obligated to repurchase the Lease for its own account within the seven-day period if the Lease has not been resold. The remarketing agreement will often be entered into with the party who has sold a participation interest in the Municipal Lease to the Fund, but remarketing agreements may also be entered into with a separate remarketing party of the same type and meeting the same criteria as described above. A Fund will not invest in unrated Municipal Leases with non-appropriation risk that are not subject to a remarketing agreement if, as a result of such investment, more than 10% of its net assets would be invested in
(1) unrated Municipal Leases with non-appropriation risk not covered by such agreements and (2) other investments not considered readily marketable by the Fund (including unrated Municipal Leases not currently subject to remarketing pursuant to any such agreement then in effect).

     The Funds will enter into remarketing agreements solely to facilitate portfolio liquidity and do not intend to exercise their rights thereunder for trading purposes. Remarketing agreements ordinarily will not be transferable or assignable by a Fund, although the Fund will be entitled to sell the underlying Municipal Obligation to another party at any time. If the Fund is unable to exercise its rights under a remarketing agreement, it may be required to hold the underlying Municipal Lease to maturity or treat the Municipal Lease as an "illiquid" investment (see "Municipal Obligations", below), unless it is able to place the investment with a new remarketing party.

     A Fund also may purchase and sell Municipal Obligations on a when-issued or delayed delivery basis. When-issued and delayed delivery transactions arise when securities are purchased or sold with payment and delivery beyond the regular settlement date. (When-issued transactions normally settle within 30-45 days.) On such transactions the payment obligation and the interest rate are fixed at the time the buyer enters into the commitment. The commitment to purchase securities on a when-issued or delayed delivery basis may involve an element of risk because the value of the securities is subject to market fluctuation, no interest accrues to the purchaser prior to settlement of the transaction, and at the time of delivery the market value may be less than cost. At the time the Fund makes the commitment to purchase a Municipal Obligation on a when-issued or delayed delivery basis, it will record the transaction and reflect the value of the security in determining its net asset value. The Fund also will maintain liquid assets at least equal in value to commitments for when-issued or delayed delivery securities, such assets to be segregated by State Street Bank & Trust Co., the Funds' custodian, specifically for the settlement of such commitments. The value of the segregated assets will be marked to the market daily so that the Fund will at all times maintain assets in the segregated account equal in value to the amount of these commitments. The Fund only will make commitments to purchase Municipal Obligations on a when-issued or delayed delivery basis with the intention of actually acquiring the securities, but the Fund reserves the right to sell these securities before the settlement date if it is deemed advisable. If a when-issued security is sold before delivery any gain or loss would not be tax-exempt.

     No Fund will invest in illiquid securities if, as a result of such investment, more than 10% of its net assets will be invested in illiquid securities. For purposes of this limitation, "illiquid securities" shall be deemed to include (1) Municipal Leases subject to non-appropriation risk which are not rated at the time of purchase within the four highest grades by Moody's or S&P and not subject to remarketing agreements (or not currently subject to remarketing, pursuant to the conditions of any such agreement then in effect, with a responsible remarketing party, deemed by TMC to be capable of performing its obligations), (2) repurchase agreements maturing in more than seven days, (3) securities which the Fund is restricted from selling to the public without registration under the Securities Act of 1933, and (4) other securities or participations not considered readily marketable by the Fund, provided that for purposes of the foregoing an unrated Municipal Lease which is backed by an irrevocable bank letter of credit or an insurance policy, issued by a bank or insurer deemed by TMC to be of high quality and minimal credit risk, will not be deemed to be "illiquid" solely because the underlying Municipal Lease is readily marketable because it is backed by the letter of credit or insurance policy.

     From time to time, proposals have been introduced before Congress for the purpose of restricting or eliminating the federal income tax exemption for interest on municipal securities. Similar proposals may be introduced in the future. These proposals, if enacted, may have the effect of reducing the availability of investments for the Fund. Moreover, the value of the Fund's portfolio may be affected. The Fund may be compelled to reevaluate its investment objective and policies and submit possible changes in the structure of the Funds for the approval of their shareholders.

     The yields on Municipal Obligations are dependent on a variety of factors, including the condition of the general market and the Municipal Obligation market, the size of a particular offering, the maturity of the obligation and the rating of the issue. The ratings of Moody's, S&P and Fitch represent their opinions as to the quality of the Municipal Obligations which they undertake to rate. See "Ratings". It should be emphasized, however, that ratings are general and are not absolute standards of quality. Consequently, Municipal Obligations with the same maturity, coupon and rating may have different yields, while Obligations of the same maturity and coupon with different ratings may have the same yield. The market value of outstanding Municipal Obligations will vary with changes in prevailing interest rate levels and as a result of changing evaluations of the ability of their issuers to meet interest and principal payments. Such variations in market value of Municipal Obligations held in the Funds' portfolios arising from these or other factors will cause changes in the net asset value of the Funds' shares.

     The ability of the Funds to achieve their investment objectives is dependent upon the continuing ability of issuers of Municipal Obligations in which the Funds invest to meet their payment obligations. In addition to using public rating agencies, TMC will use its own credit analysis to assess each issuer's financial soundness. Such analysis will include reliance upon information from various sources including, if available, reports by the rating agencies, research, analysis and appraisals of brokers, dealers and commercial banks, and the views of the Funds' directors and others regarding economic developments and the credit worthiness of particular issuers.


Ratings

     Tax-Exempt Bonds. The four highest ratings of Moody's for tax-exempt bonds are Aaa, Aa, A and Baa. Tax-exempt bonds rated Aaa are judged to be of the "best quality". The rating of Aa is assigned to tax-exempt bonds which are of "high quality by all standards," but as to which margins of protection or other elements make long-term risks appear somewhat larger than Aaa rated tax-exempt bonds. The Aaa and Aa rated tax-exempt bonds comprise what are generally known as "high grade bonds". Tax-exempt bonds which are rated A by Moody's possess many favorable investment attributes and are considered "upper medium grade obligations". Factors giving security to principal and interest of A-rated tax-exempt bonds are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. Tax-exempt bonds rated Baa are considered as "medium grade" obligations. They are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such tax-exempt bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The foregoing ratings are sometimes presented in parentheses preceded with "Con." indicating the bonds are rated conditionally. Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. The parenthetical rating denotes the probable credit status upon completion of construction or elimination of the basis of the condition.

     The four highest ratings of S&P and Fitch for tax-exempt bonds are AAA, AA, A, and BBB. Tax-exempt bonds rated AAA bear the highest rating assigned by S&P to a debt obligation and indicates an extremely strong capacity to pay principal and interest. Tax-exempt bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree. Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions. The BBB rating, which is the lowest "investment grade" security rating by S&P, indicates an adequate capacity to pay principal and interest. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category. The foregoing ratings are sometimes followed by a "p" indicating that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion.

     Municipal Notes.   The ratings of Moody's for municipal notes are MIG
1, MIG 2, MIG 3 and MIG 4. Notes bearing the designation MIG 1 are judged to be of the best quality, enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both. Notes bearing the designation MIG 2 are judged to be of high quality, with margins of protection ample although not so large as in the preceding group. Notes bearing the designation of MIG 3 are judged to be of favorable quality, with all security elements accounted for but lacking the undeniable strength of the preceding grades. Market access for refinancing, in
particular, is likely to be less well established.   Notes bearing the
designation MIG 4 are judged to be of adequate quality, carrying specific risk but having protection commonly regarded as required of an investment security and not distinctly or predominantly speculative.

     The S&P ratings for municipal notes are SP-1+, SP-1, SP-2 and SP-3. Notes bearing an SP-1+ rating are judged to possess overwhelming safety characteristics, with either a strong or very strong capacity to pay principal and interest. Notes rated SP-1 are judged to have either a strong or very strong capacity to pay principal and interest but lack the overwhelming safety characteristics of notes rated SP-1+. Notes bearing an SP-2 rating are judged to have a satisfactory capacity to pay principal and interest, and notes rated SP-3 are judged to have a speculative capacity to pay principal and interest.

     Tax-Exempt Demand Bonds. The rating agencies may assign dual ratings to all long term debt issues that have as part of their provisions a demand or multiple redemption feature. The first rating addresses the likelihood of repayment of principal and interest as due and the second rating addresses only the demand feature. The long term debt rating symbols are used for bonds to denote the long term maturity and the commercial paper rating symbols are used to denote the put option (for example, "AAA/A-1+). For newer "demand notes" maturing in 3 years or less, the respective note rating symbols, combined with the commercial paper symbols, are used (for example. "SP-1+/A-1+").

     Commercial Paper. The ratings of Moody's for issuers of commercial paper are Prime-1, Prime-2 and Prime-3. Issuers rated Prime-1 are judged to have superior ability for repayment which is normally evidenced by
(i) leading market positions in well established industries, (ii) high rates of return on funds employed, (iii) conservative capitalization structures with moderate reliance on debt and ample asset protection,
(iv) broad margins in earnings coverage of fixed financial charges and high internal cash generation, and (v) well established access to a range of financial markets and assured sources of alternate liquidity. Issuers rated Prime-2 are judged to have a strong capacity for repayment which is normally evidenced by many of the characteristics cited under the discussion of issuers rated Prime-1 but to a lesser degree. Earnings trends, while sound will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample adequate liquidity is maintained. Issuers rated Prime-3 are judged to have an acceptable capacity for repayment. The effect of industry characteristics and market composition may be more pronounced. Variability of earnings and profitability may result in changes in the level of debt-protection measurements and the requirement for relatively high financial leverage. Adequate alternate liquidity is maintained.

     The ratings of S&P for commercial paper are A (which is further delineated by Categories A-1+, A-1, A-2 and A-3), B, C and D. Commercial paper rated A is judged to have the greatest capacity for timely payment. Commercial paper rated A-1+ is judged to possess overwhelming safety characteristics. Commercial paper rated A-1 is judged to possess an overwhelming or very strong degree of safety. Commercial paper rated A-2 is judged to have a strong capacity for payment although the relative degree of safety is not as high as for paper rated A-1. Commercial paper rated A-3 is judged to have a satisfactory capacity for timely payment but is deemed to be somewhat more vulnerable to the adverse changes in circumstances than paper carrying the higher ratings. Commercial paper rated B is judged to have an adequate capacity for timely payment but such capacity may be damaged by changing conditions or short-term adversities. Commercial paper rated C is judged to have a doubtful capacity for payment and commercial paper rated D is either in default or is expected to be in default upon maturity.

Temporary Investments

     Each Fund has reserved the right to invest up to 20% of its net assets in "temporary investments" in taxable securities that would produce interest not exempt from federal income tax. See "Distributions and Tax Matters". Such temporary investments may be made due to market conditions, pending investment of idle funds or to afford liquidity. These investments are limited to the following short-term, fixed-income securities (maturing in one year or less from the time of purchase): (i) obligations of the United States government or its agencies, instrumentalities or authorities;
(ii) prime commercial paper within the two highest ratings of Moody's or S&P; (iii) certificates of deposit of domestic banks with assets of $1 billion or more; and (iv) repurchase agreements with respect to the foregoing types of securities. Repurchase agreements will be entered into only with dealers, domestic banks or recognized financial institutions that in the opinion of TMC represent minimal credit risk. Investments in repurchase agreements are limited to 5% of the Fund's net assets. See "Repurchase Agreements". In addition, temporary taxable investments may exceed 20% of the Fund's net assets when made for defensive purposes during periods of abnormal market conditions. The Fund does not expect to find it necessary to make such temporary investments.

Repurchase Agreements

     Each Fund may enter into repurchase agreements with respect to taxable securities constituting "temporary investments" in its portfolio. A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed upon repurchase price determines the yield during the Fund's holding period. Repurchase agreements may be viewed as loans collateralized by the underlying security that is the subject of the repurchase agreement. The Fund will not enter into a repurchase agreement if, as a result, more than 5% of the value of its net assets would then be invested in repurchase agreements. The Fund will enter into repurchase agreements only with dealers, banks or recognized financial institutions that in the opinion of TMC represent minimal credit risk. The risk to the Fund is limited to the ability of the seller to pay the agreed upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest if the seller defaults. In the event of a default, the collateral may be sold but the Fund might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Fund may be delayed or limited. TMC will monitor the value of the collateral at the time the transaction is entered into and continuously during the term of the repurchase agreement in an effort to determine that the value always equals or exceeds the agreed upon repurchase price. In the event the value of the collateral declined below the repurchase price, TMC will demand additional collateral from the seller to increase the value of the collateral to at least that of the repurchase price.


U.S. Government Obligations

     The Funds' temporary investments in taxable securities may include obligations of the U.S. government. These include bills, certificates of indebtedness, notes and bonds issued or guaranteed as to principal or interest by the United States or by agencies or authorities controlled or supervised by and acting as instrumentalities of the U.S. government established under the authority granted by the Congress, including, but not limited to, the Government National Mortgage Association, the Tennessee Valley Authority, the Bank for Cooperatives, the Farmers Home Administration, Federal Home Loan Banks, Federal Intermediate Credit Banks, Federal Land Banks, Farm Credit Banks and the Federal National Mortgage Association. Some obligations of U.S. government agencies, authorities and other instrumentalities are supported by the full faith and credit of the U.S. Treasury; others by the right of the issuer to borrow from the Treasury; others only by the credit of the issuing agency, authority or other instrumentality. In the latter case of securities not backed by the full faith and credit of the United States, the investor must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment, and may not be able to assert a claim against the United States itself in the event the agency or instrumentality does not meet its commitments.

                          INVESTMENT LIMITATIONS

     The Company has adopted the following fundamental investment policies which may not be changed unless approved by a majority of the outstanding shares of each Fund that would be affected by such change. Each Fund may not:

     (1) Invest in securities other than Municipal Obligations (including participations therein) and temporary investments within the percentage limitations specified in the Prospectus under the caption "Investment Objective and Policies";

     (2) Purchase any security if, as a result, more than 5% of its total assets would be invested in securities of any one issuer, excluding obligations of, or guaranteed by, the United States government, its agencies, instrumentalities and authorities;

     (3) Borrow money, except for temporary or emergency purposes and not for investment purposes, and then only in an amount not exceeding 5% of the value of the Fund's total assets at the time of borrowing;

     (4) Pledge, mortgage or hypothecate its assets, except to secure borrowings permitted by subparagraph (3) above;

     (5) Issue senior securities as defined in the Investment Company Act of 1940, except insofar as the Fund may be deemed to have issued a senior security by reason of (a) entering into any repurchase agreement;
(b) purchasing any securities on a when-issued or delayed delivery basis; or (c) borrowing money in accordance with the restrictions described above;

     (6) Underwrite any issue of securities, except to the extent that, in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under the federal securities laws;

     (7) Purchase or sell real estate and real estate mortgage loans, but this shall not prevent the Fund from investing in Municipal Obligations secured by real estate or interests therein;

     (8) Purchase or sell commodities or commodity futures contracts or oil, gas or other mineral exploration or development programs;


     (9) Make loans, other than by entering into repurchase agreements and through the purchase of Municipal Obligations or temporary investments in accordance with its investment objective, policies and limitations;

     (10) Make short sales of securities or purchase any securities on margin, except for such short-term credits as are necessary for the clearance of transactions;

     (11) Write or purchase puts, calls, straddles, spreads or other combinations thereof, except to the extent that securities subject to a demand obligation or to a remarketing agreement may be purchased as set forth in the Prospectus or this Statement of Additional Information under the captions "Investment Objective and Policies -- Municipal Obligations" and -- "Municipal Leases";

     (12) Invest more than 5% of its total assets in securities of unseasoned issuers which, together with their predecessors, have been in operation for less than three years excluding (i) obligations of, or guaranteed by, the United States government, its agencies, instrumentalities and authorities and (ii) obligations secured by the pledge of the faith, credit and taxing power of any entity authorized to issue Municipal Obligations;

     (13) Invest more than 5% of its total assets in securities which the Fund is restricted from selling to the public without registration under the Securities Act of 1933;

     (14) Purchase securities of any issuer if such purchase at the time thereof would cause more than 10% of the voting securities of any such issuer to be held by the Fund;

     (15) Purchase securities of other investment companies, except in connection with a merger, consolidation, reorganization or acquisition of assets;

     (16) Purchase securities (other than securities of the United States government, its agencies, instrumentalities and authorities) if, as a result, more than 25% of the Fund's total assets would be invested in any one industry; or

     (17) Purchase or retain the securities of any issuer other than the securities of the Fund if, to the Fund's knowledge, those officers and directors of the Fund, or those officers and directors of TMC, who individually own beneficially more than 1/2 of 1% of the outstanding securities of such issuer, together own beneficially more than 5% of such outstanding securities.

     For the purpose of applying the limitations set forth in paragraphs
(2) and (12) above, an issuer shall be deemed a separate issuer when its assets and revenues are separate from other governmental entities and its securities are backed only by its assets and revenues. Similarly, in the case of a nongovernmental user, such as an industrial corporation or a privately owned or operated hospital, if the security is backed only by the assets and revenues of the nongovernmental user, then such nongovernmental user would be deemed to be the sole issuer. Where a security is also guaranteed by the enforceable obligation of another entity it shall also be included in the computation of securities owned that are issued by such other entity. In addition, for purposes of paragraph (2) above, a remarketing party entering into a remarketing agreement with a Fund as described in the Prospectus under the caption "Investment Objective and Policies -- Municipal Obligations" shall not be deemed an "issuer" of a security or a "guarantor" of a Municipal Lease subject to such agreement.

     Neither of the Funds will purchase securities if, as a result, more than 25% of the Fund's total assets would be invested in any one industry. However, this restriction will not apply to purchases of (i) securities of the United States government and its agencies, instrumentalities and authorities, or (ii) tax exempt securities issued by different governments, agencies, or political subdivisions, because these issuers are not considered to be members of any one industry.

     With respect to temporary investments, in addition to the foregoing limitations, a Fund will not enter into a repurchase agreement if, as a result thereof, more than 5% of its net assets would be subject to repurchase agreements.

     Although each of the Funds has the right to pledge, mortgage or hypothecate its assets in order to comply with certain state statutes on investment restrictions, a Fund will not, as a matter of operating policy (which policy may be changed by the Board of Directors without shareholder approval), pledge, mortgage or hypothecate its portfolio securities to the extent that at any time the percentage of pledged securities will exceed 10% of its total assets.

     In the event a Fund acquires disposable assets as a result of the exercise of a security interest relating to Municipal Obligations, the Fund will dispose of such assets as promptly as possible.

     Under the Investment Company Act of 1940 (the "Act"), a "vote of the majority of the outstanding voting securities" of the Company or of a particular Fund means the affirmative vote of the lessor of (1) more than 50% of the outstanding shares of the Company or of such Fund or (2) 67% or more of the shares of the Company or of such Fund present at a shareholders' meeting if more than 50% of the outstanding shares of the Company or of such Fund are represented at the meeting in person or by proxy.

     Rule 18f-2 under the Act provides that any matter required to be submitted by the provisions of the Act or applicable state law, or otherwise, to the holder of the outstanding voting securities of a series investment company such as the Company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each Fund affected by such matter. Rule 18f-2 further provides that a Fund shall be deemed to be affected by a matter unless it is clear that the interests of each Fund in the matter are substantially identical or that the matter does not affect any interest of that Fund. However, the Rule exempts the selection of independent public accountants, the approval of principal distribution contracts and the election of directors from the separate voting requirements of the Rule.

                          PERFORMANCE COMPUTATION

Performance Computations - In General

     The return or yield of any Fund class may, from time to time, be quoted in reports, sales literature and advertisements published by the Funds, the Distributor, or investment dealers offering the Funds. Any such quotation must include a standardized calculation which computes yield for a 30-day or one month period by dividing a Fund class's net investment income per share during the period by the maximum offering price on the last day of the period. The standardized calculation may include the effect of semiannual compounding and will reflect amortization of premiums for those bonds which have a market value in excess of par. New schedules based on market value will be computed each month for amortizing premiums. Provided that any such quotation also is accompanied by the standardized calculation referred to above, any Fund also may quote as to any of its classes non-standardized performance data for a specified period by dividing the net investment income per share for that period by either the class's average public offering price per share for that same period or the offering price per share on the first or last day of the period, and multiplying the result by 365 divided by the number of days in the specified period. For purposes of this non-standardized calculation net investment income will include accrued interest income plus or minus any amortized purchases discount or premium less accrued expenses. The primary differences between the yield calculations obtained using the standardized performance measure and any non-standardized performance measure will be caused by the following factors: (1) the non-standardized calculation may cover periods other than the 30-day or one month period required by the standardized calculation; (2) the non-standardized calculation may reflect amortization of premium based upon historical cost rather than market value. Amortization of premium based upon historical cost is required by the Internal Revenue Service for tax reporting purposes; (3) the non-standardized calculation may reflect the average offering price per share for the period of the beginning offering price per share for the period, whereas the standardized calculation will always reflect the maximum offering price per share on the last day of the period; (4) the non-standardized calculation may reflect an offering price per share other than the maximum offering price; provided that any time the Fund's performance is quoted in reports, sales literature or advertisements using a public offering price, the performance computed by using the Fund's maximum public offering price also will be quoted in the same piece;
(5) the non-standardized performance quotation may include the effective return obtained by compounding the monthly dividends.

     Any performance computation also must include average annual total return quotations for the 1, 5 and 10 year periods ended on the date of the most recent balance sheet included in the registration statement, computed by finding the average annual compounded rates of return over such periods which would equate the initial amount invested at the maximum public offering price to the ending redeemable value. To the extent that a portfolio has been in operation less than 1, 5 and 10 years, the time period during which the portfolio has been in operation will be substituted for any 1, 5 or 10 year period for which a total return quotation is not obtainable.

     Yield or total return quotations described in this section also may be quoted on a "taxable equivalent yield" basis, provided that the following information is furnished: (1) a standardized taxable equivalent yield based on a 30-day or one month period ended on the date of the most recent balance sheet included in the registration statement; (2) the length of and the last day of the base period used in computing the quotation; and (3) a description of the method by which the quotation is computed.

     Any quoted yield or return should not be considered a representation of the yield or return in the future because neither the yield nor the return are fixed. Actual performance will depend not only on the type, quality and maturities of the investments held by the portfolios and changes in interest rates on those investments, but also on changes in a Fund's expenses during the period. In addition, a change in the Fund's net asset value will affect its yield and return.


REPRESENTATIVE PERFORMANCE FIGURES - LIMITED TERM NATIONAL FUND (CLASSES A
AND C)

      THE FOLLOWING DATA FOR THE LIMITED TERM NATIONAL FUND REPRESENT PAST PERFORMANCE, AND THE INVESTMENT RETURN AND PRINCIPAL VALUE OF AN INVESTMENT IN THE FUND WILL FLUCTUATE. AN INVESTOR'S SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.

     Standardized Method of Computing Yield. The Limited Term National Fund's yields for the 30-day period ended on June 30, 1996, computed in accordance with the standardized calculation described above, were 4.19% and 3.89% for Class A shares and Class C shares, respectively. This method of computing yield does not take into account changes in net asset value.

     Non-Standardized Method of Computing Yield. The Limited Term National Fund's non-standardized yields, computed in accordance with a non-standardized method described above, were 4.62% and 4.35% for Class A shares and Class C shares, respectively, for the 30-day period ended
June 30, 1996 and 4.56% and 4.31% for Class A shares and Class C shares, respectively, for the 7-day period ended June 30, 1996. This non-standardized method differs from the standardized method of computing yield in that the 7-day non-standardized yield is computed for the 7-day period rather than a 30-day or one month period, the non-standardized yield reflects amortization of premium based upon historical cost rather than market value, and the non-standardized yield is computed by compounding dividends monthly rather than semiannually. This method of computing performance does not take into account changes in net asset value.

     Taxable Equivalent Yield. The Limited Term National Fund's taxable equivalent yield, computed in accordance with the methods described above using a maximum federal tax rate of 39.6%, was as shown below for the indicated periods ending on June 30, 1996.

                                   Yield     Taxable Equivalent Yield*
                                   -----     -------------------------
     Standardized Method
     -------------------
     30 days ended 6/30/96
          Class A                   4.19%               6.93%
          Class C                   3.89%               6.44%

     Non-Standardized Method
     -----------------------
     7 days ended 6/30/96
          Class A                   4.56%               7.55%
          Class C                   4.31%               7.13%
     30 days ended 6/30/96
          Class A                   4.62%               7.65%
          Class C                   4.35%               7.20%
     1 year ended 6/30/96
          Class A                   4.58%               7.58%
          Class C                   4.23%               7.00%

      * A portion of income may be subject to state and local taxes. These taxable equivalent yields do not take into account the effect, if any, of state and local taxes.

The non-standardized method of computation differs from the standardized method in that the non-standardized yields for the 7-day period and the one-year period are computed on a basis of seven days or one year rather than the standard 30-day or one month period, the non-standardized yields reflect amortization of premium based upon historical cost rather than market value, and the nonstandardized yields are computed by compounding dividends monthly rather than semiannually. The standardized and non-standardized methods of computing yield and taxable equivalent yield do not take into account changes in net asset value.

     Average Annual Total Return. The average annual total return for Limited Term National Fund for Class A and Class C shares are set forth below for the periods shown ending June 30, 1996. Shares denoted as Class A were first offered on September 28, 1984, and Class C shares were first offered on September 1, 1994. This computation assumes that an investor reinvested all dividends, and further assumes the deduction of the maximum sales commission of 2.50% imposed on Class A shares. Class C shares purchased on or after October 2, 1995 are subject to a contingent deferred sales charge if redeemed within one year of purchase.

     Although the maximum Class A sales charge imposed at the commencement of investment operations on September 28, 1984 was 4.75%, the charge was reduced two times to 2.50% as of April 1, 1993. Consequently, the computation for Class A shares assumes today's maximum sales charge of 2.50%. "Total return," unlike the standardized yield and non-standardized yield figures shown above, takes into account changes in net asset value over the periods shown.
                                                        since
                         1 year    5 years   10 years   inception
                         ------    -------   --------   ---------
          Class A         2.01%      5.48%     6.30%     7.09%
          Class C         4.05%       N/A      N/A       4.54%

REPRESENTATIVE PERFORMANCE FIGURES - LIMITED TERM CALIFORNIA FUND (CLASSES A AND C)

     THE FOLLOWING DATA FOR THE LIMITED TERM CALIFORNIA FUND REPRESENT PAST PERFORMANCE, AND THE INVESTMENT RETURN AND PRINCIPAL VALUE OF AN INVESTMENT IN THE FUND WILL FLUCTUATE. AN INVESTOR'S SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.

     Standardized Method of Computing Yield.   The Limited Term California
Fund's yields for the 30-day period ended on June 30, 1996, computed in accordance with the standardized calculation described above, were 4.25% and 3.95% for Class A shares and Class C shares, respectively. This method of computing yield does not take into account changes in net asset value.

     Non-standardized Method of Computing Yield. The Limited Term California Fund's non-standardized yields, computed in accordance with a non-standardized method described above, were 4.63% and 4.35% for Class A shares and Class C shares, respectively, for the 30-day period ended
June 30, 1996 and 4.60% and 4.32% for Class A shares and Class C shares, respectively, for the 7-day period ended June 30, 1996. The commencement of investment operations for the California Portfolio was February 19, 1987. The non-standardized method differs from the standardized method of computing yield in that the 7-day non-standardized yield is computed for the 7-day period rather than a 30-day or one month period, the non-standardized yield reflects amortization of premium based upon historical cost rather than market value, and the non-standardized yield is computed by compounding dividends monthly rather than semiannually. This method of computing performance does not take into account changes in net asset value.

     Taxable Equivalent Yield. The Limited Term California Fund's taxable equivalent yield, computed in accordance with the methods described above using a maximum federal tax rate of 39.6%, and a maximum California tax rate of 9.3%, was as shown below for the indicated periods ending on
June 30, 1996:
                                   Yield     Taxable Equivalent Yield*
     Standardized Method
     -------------------
     30 days ended 6/30/96
          Class A                   4.25%               8.31%
          Class C                   3.95%               7.73%

     Non-standardized Method
     -----------------------
     7 days ended 6/30/96
          Class A                   4.60%               9.00%
          Class C                   4.32%               8.45%
     30 days ended 6/30/96
          Class A                   4.63%               9.06%
          Class C                   4.35%               8.51%
     1 year ended 6/30/96
          Class A                   4.50%               8.80%
          Class C                   4.15%               8.12%

      * These taxable equivalent yields take into account the effect of California income taxes.

The non-standardized method of computation differs from the standardized method in that the non-standardized yields for the 7-day period and the one-year period are computed on a basis of seven days or one year rather than the standard 30-day or one month period, the non-standardized yields reflect amortization of premium based upon historical cost rather than market value, and the non-standardized yields are computed by compounding dividends monthly rather than semiannually. The standardized and non-standardized methods of computing yield and taxable equivalent yield do not take into account changes in net asset value.

     Average Annual Total Return. The average annual total returns for Limited Term California Fund for Class A and Class C shares are set forth below for the periods shown ending June 30, 1996. Shares denoted as Class A were first offered on February 19, 1987, and Class C shares were first offered on September 1, 1994. This computation assumes that an investor reinvested all dividends, and further assumes the deduction of the maximum sales charge of 2.50% imposed upon purchases of Class A shares. Class C shares purchased on or after October 2, 1995 are subject to a contingent deferred sales charge if redeemed within one year of purchase. "Total return" unlike the standardized yield and non-standardized yield figures shown above, takes into account changes in net asset value over the periods shown.
                                                    since
                    1 year    5 years   10 years  inception
                    ------    -------   --------  ---------
          Class A    2.34%     5.23%       N/A      5.87%
          Class C    4.46%      N/A        N/A      4.62%

                          DISTRIBUTIONS AND TAXES

Distributions

     All of the net income of each Fund is declared daily as a dividend on shares for which the Fund has received payment. Net income of a Fund consists of all interest income accrued on portfolio assets less all expenses of the Fund. Expenses of the Fund are accrued each day.
Dividends are paid monthly and are reinvested in additional shares of the Fund at the net asset value per share at the close of business on the dividend payment date or, at the shareholder's option, paid in cash. Net realized capital gains, if any, will be distributed annually and reinvested in additional shares of the Fund at the net asset value per share at the close of business on the distribution date. See "Accounts of shareholders".

Tax Matters

     The Funds qualified under Subchapter M of the Internal Revenue Code (the "Code") for tax treatment as regulated investment companies for the fiscal year ended June 30, 1996, and intend to continue this qualification so long as this qualification is in the best interest of the shareholders. This tax treatment relieves the Funds from paying federal income tax on income which is currently distributed to their shareholders. The Funds also intend to satisfy conditions (including requirements as to the proportion of its assets invested in Municipal Obligations) which will enable each Fund to designate distributions from the interest income generated by its investments in Municipal Obligations, which are exempt from federal income tax when received by the Fund, as Exempt Interest Dividends. Shareholders receiving Exempt Interest Dividends will not be subject to federal income tax on the amount of those dividends, except to the extent the alternative minimum tax may apply.

     Under the Code, interest on indebtedness incurred or continued to purchase or carry shares is not deductible. Under rules issued by the Department of the Treasury for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of shares may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of shares. Investors with questions regarding this issue should consult with their own tax advisers.

     Shares of a Fund may not be an appropriate investment for persons who are "substantial users" of facilities financed by industrial development bonds (including any Municipal Lease that may be deemed to constitute an industrial development bond) or persons related to such "substantial users". Such persons should consult their own tax advisers before investing in shares.

     Distributions by each Fund of net interest income received from certain temporary investments (such as certificates of deposit, commercial paper and obligations of the United States government, its agencies, instrumentalities and authorities), short-term capital gains realized by the Fund, if any, and realized amounts attributable to market discount on bonds, will be taxable to shareholders as ordinary income whether received in cash or additional shares. Distributions to shareholders will not qualify for the dividends received deduction for corporations.

     Any net long-term capital gains realized by a Fund, whether or not distributed in cash or reinvested in additional shares, must be treated as long-term capital gains by shareholders regardless of the length of time investors have held their shares. If the Fund should have net undistributed capital gain in any year, the Fund would pay the tax on such gains and each shareholder would be deemed, for federal tax purposes, to have paid his or her pro rata share of such tax.

     If in any year a Fund should fail to qualify under Subchapter M for tax treatment as a regulated investment company, (i) the Fund would incur a regular corporate federal income tax upon its net interest income, other than interest income from Municipal Obligations, for that year, and
(ii) distributions to its shareholders out of net interest income from Municipal Obligations or other investments, or out of net capital gains, would be taxable to shareholders as ordinary dividend income for federal income tax purposes to the extent of the Fund's current or accumulated earnings or profits. A Fund would fail to qualify under Subchapter M if, among other requirements, in any year (i) 30% or more of its gross income were derived from the sale or other disposition of securities held for less than three months, (ii) less than 90% of the Fund's gross income were derived from specified income sources such as dividends, interest and gains from the disposition of stock or securities or (iii) the Fund failed to satisfy the diversification of investments requirement of the Code and failed to timely cure such failure. Furthermore, the Fund would be unable to make Exempt Interest Dividends if, at the close of any quarter of its taxable year, more than 50% of the value of the Fund's total assets consisted of assets other than Municipal Obligations. Additionally, if in any year the Fund qualified as a regulated investment company but failed to distribute all of its net income, the Fund would be taxable on the undistributed portion of its net income. Although each Fund intends to distribute all of its net income currently, it could have undistributed net income if, for example, expenses of the Fund were reduced or disallowed on audit.

     If a Fund has both tax-exempt and taxable interest, it will use the "actual earned method" for determining the designated percentage that is taxable income and designate the use of such method within 45 days after the end of the Fund's taxable year. Under this method the ratio of taxable income earned during the period for which a distribution was made to total income earned during the period determines the percentage of the distribution designated taxable. The percentages of income, if any, designated as taxable will under this method vary from distribution to distribution.

     The Tax Reform Act of 1986 imposes a nondeductible excise tax on regulated investment companies if they fail to satisfy certain minimum distribution requirements. This excise tax should not have a material adverse effect on the Funds' operation, because each Fund intends to distribute all of its net income currently.

     Although the Company currently intends to have two investment Funds outstanding, each authorized to issue multiple classes of shares, the Company's Board of Directors is authorized to divide the Company's authorized shares into additional Funds and classes. Each additional series of Fund stock would relate to a separate investment Fund that would be different from the other Funds. Each Fund may be divided into multiple classes, each of which would represent an interest in the same investment portfolio of that Fund, and subject to the same investment objectives, policies and limitations in common with the other classes of that Fund, but may differ from other classes of the Fund with respect to sales charges, distribution fees, the possible allocation of some expenses, and some voting rights. Separate Funds will be treated under the Code as separate corporations except with respect to the definitional requirements under
Section 851(a) of the Code.

     As is the case with other types of income, including other tax-exempt interest income, Exempt Interest Dividends received by an individual shareholder will be added to his or her "modified adjusted gross income" in determining what portion, if any, of the individual's Social Security benefits will be subject to federal income taxation. Shareholders are advised to consult their own advisors as to the effect of this treatment.

     For taxable years beginning after December 31, 1986, the Code treats interest on certain Municipal Obligations which are private activity bonds under the code issued after August 7, 1986 (in certain cases, after September 1, 1986) as a preference item for purposes of the alternative minimum tax on individuals and corporations. Each Fund may purchase private activity bonds which are subject to treatment under the Code as a preference item for purposes of the alternative minimum tax on individuals and corporations, although the frequency and amounts of those purchases are uncertain. Some portion of Exempt Interest Dividends may, as a result of such purchases, be treated as a preference item for purposes of the alternative minimum tax on individuals and corporations. Shareholders are advised to consult their own tax advisers as to the extent and effect of such treatment.

     In addition, the Code provides that a portion of the adjusted current earnings of a corporation reported on its financial statement and not otherwise included in the minimum tax base will be included for purposes of calculating the alternative minimum tax for such years. The adjusted current earnings of a corporation will include Exempt Interest Dividends in calculating the alternative minimum tax on corporations to the extent that such Dividends are not otherwise treated as a preference item for the reasons discussed above. An environmental tax is imposed on the excess of a corporation's modified alternative minimum taxable income (minimum taxable base, discussed above, with certain modifications) over $2 million. Modified alternative minimum taxable income includes Exempt Interest Dividends. The environmental tax applies with respect to taxable years beginning after December 31, 1986 and before January 1, 1996. Exempt Interest Dividends are included in effectively connected earnings and profits for purposes of computing the branch profits tax on certain foreign corporations doing business in the United States.

     With respect to property and casualty companies, the amount of certain cost deductions otherwise allowed is reduced (in certain cases below zero) by a specified percentage of, among other things, Exempt Interest Dividends received on shares acquired after August 7, 1986, for taxable years beginning after 1986. Commercial banks, thrift institutions and other financial institutions may not deduct their cost of carrying shares acquired after August 7, 1986, for taxable years ending after December 31, 1986.

     Redemption or resale of shares will be a taxable transaction for federal income tax purposes and the shareholder will recognize gain or loss in an amount equal to the difference between the shareholder's basis in the shares and the amount realized by the shareholder on the redemption or resale. Assuming that the shareholder holds the shares as a capital asset, the gain or loss will be a capital gain or loss and will be long term if the shares were held for more than 12 months.

     The foregoing is a general and abbreviated summary of the provisions of the Code and Treasury Regulations presently in effect as they directly govern the taxation of the Funds and their shareholders. For complete provisions, reference should be made to the pertinent Code sections and Treasury Regulations. The Code and Treasury Regulations are subject to change by legislative or administrative action, and any such change may be retroactive with respect to Fund transactions. Shareholders are advised to consult their own tax advisers for more detailed information concerning the Federal taxation of the Fund and the income tax consequences to its shareholders. In particular, prospective investors who are not individuals are advised that the preceding discussion relates primarily to tax consequences affecting individuals, and the tax consequences of an investment by a person which is not an individual may be very different.

State and Local Tax Aspects

     The exemption from federal income tax for distributions of interest income from Municipal Obligations which are designated Exempt Interest Dividends will not necessarily result in exemption under the income or other tax laws of any state or local taxing authority.

     The exemption from the State of California personal income taxes for distributions of interest income in the Limited Term California Fund applies only to shareholders who are residents of the State of California, and only to the extent such income qualifies as "exempt-interest dividends" under Section 17145 of the California Revenue and Taxation Code and is not derived from interest on obligations from any state other than from California or its political subdivisions.

     The laws of the several states and local taxing authorities vary with respect to the taxation of such distributions, and shareholders of the Fund are advised to consult their own tax advisers in that regard. Each Fund will advise shareholders within 60 days of the end of each calendar year as to the percentage of income derived from each state in which the Fund has any Municipal Obligations in order to facilitate shareholders in the preparation of their state and local tax returns.

Special Risks Affecting the California Portfolio

     Due to the Limited Term California Fund's policy of concentrating its investments in municipal securities exempt from California personal income taxes, this Fund will invest primarily in California state, municipal, and agency obligations. For this reason, an investment in the Limited Term California Fund may be considered riskier than an investment in the Limited Term National Fund, which buys Municipal Obligations from throughout the United States. Prospective investors should consider the risks inherent in the investment concentration of the Limited Term California Fund before investing.

     California's economy is the largest among the 50 states and one of the largest in the world. The state's July 1, 1995 population of approximately
32.1 million represents 12.2 percent of the total United States population and total personal income in the state, at an estimated $748 billion in 1995, accounts for 12.6 percent of all personal income in the nation.
Total employment is about 14.2 million, the majority of which is in the service, trade and manufacturing sectors.

     Changes in California constitutional and other laws raise questions about the ability of California state and municipal issuers to obtain sufficient revenue to pay their bond obligations in all situations. In 1978, California voters approved an amendment to the California Constitution known as Proposition 13, which has had an affect on California issuers that rely in whole or in part, directly or indirectly, on ad valorem real property taxes as a source of revenue. Proposition 13 limits ad valorem taxes on real property and restricts the ability of taxing entities to increase real property taxes. In 1979, California voters approved another constitutional amendment, Article XIIIB, which may have an adverse impact on California state and municipal issuers. Article XIIIB prohibits government agencies and the state from spending "appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes", which consist of tax revenues, certain state subventions and certain other funds, including proceeds from regulatory licenses, user charges or other fees to the extent that such proceeds exceed "the cost reasonably borne by such entity in providing the regulation, product or service". No limit is imposed on appropriations of funds which are not "proceeds of taxes", such as debt service on indebtedness existing or authorized before January 1, 1979, or subsequently authorized by the voters, appropriations required to comply with mandates of the courts or the federal government, reasonable user charges or fees and certain other non-tax funds. The amendment restricts the spending authority of state and local government entities. If revenues exceed such appropriations limits, such revenues must be returned either as revisions in the tax rate or fee schedules.

     California obtains roughly 44% of general fund revenues from personal income taxes (individual and corporate) compared to an average of only 30% for other states. Income taxes serve as a bellwether which is frequently a leading indicator of economic weakness. Much of California's recent deficit was caused by lower than projected income tax receipts.
California's other principal revenue source is sales taxes.

     A recession began in mid-1990 due largely to job losses in the aerospace and defense-related industries. The 1993 unemployment rate of 9.4% was 135% of the national rate. The recession affected California's General Fund revenues, and increased expenditures above initial budget appropriations due to greater health and welfare costs. The state's budget problems in recent years have also been caused by a structural imbalance in that the largest General Fund Programs -- K-14 education, health, welfare and corrections -- were increasing faster than the revenue base, driven by the state's rapid population growth. These pressures are expected to continue as population trends maintain strong demand for health and welfare services, as the school age population continues to grow, and as the state's corrections program responds to a "Three-Strikes" law enacted in 1994, which requires mandatory life prison terms for certain third-time felony offenders.

     As a result of these factors and others, from the late 1980's until 1992-'93, the state had a period of budget imbalance. During this period, expenditures exceeded revenues in four out of six years, and the state accumulated and sustained a budget deficit approaching $2.8 billion at its peak at June 30, 1993. Starting in the 1990-'91 fiscal year and for each fiscal year thereafter, each budget required multibillion dollar actions to bring projected revenues and expenditures into balance. The Legislature and Governor agreed on the following principal steps to produce Budget Acts in the years 1991-'92 to 1994-'95, including:

     - significant cuts in health and welfare program expenditures;
     - transfers of program responsibilities and funding from the state to local governments (referred to as "realignment"), coupled with some reduction in mandates on local government;
     - transfer of about $3.6 billion in local property tax revenues from cities, counties, redevelopment agencies and some other districts to local school districts, thereby reducing state funding for schools under Proposition 98;
     - reduction in growth of support for higher education programs, coupled with increases in student fees;
     - maintenance of the minimum Proposition 98 funding guarantee for K-14 schools, and the disbursement of additional funds to keep a constant level of about $4,200 per K-12 pupil;
     - revenue increases (particularly in the 1991-'92 fiscal year budget), most of which were for a short duration;
     - increased reliance on aid from the federal government to offset the costs of incarcerating, educating and providing health and welfare services to illegal immigrants, although during this time frame most of the additional aid requested by the administration was not received; and
     - various one-time adjustments and accounting changes.

Despite these budget actions as noted, the effects of the recession led to large, unanticipated deficits in the budget reserve as compared to projected positive balances. By the 1993-'94 fiscal year, the accumulated deficit was so large that it was impractical to budget to retire it in one year, so a two-year program was implemented, using the issuance of revenue anticipation warrants to carry a portion of the deficit over the end of the fiscal year. When the economy failed to recover sufficiently in 1993-'94, a second two-year plan was implemented in 1994-'95, again using cross-fiscal year revenue anticipation warrants to partly finance the deficit into the 1995-'96 fiscal year.

     With strengthening revenues and reduced caseload growth based on an improving economy, the state entered the 1995-'96 fiscal year budget negotiations with the smallest nominal "budget gap" to be closed in many years. Nonetheless, serious policy differences between the Governor and Legislature prevented timely enactment of the budget. The 1995-'96 Budget Act was signed by the Governor on August 3, 1995, 34 days after the start of the fiscal year. The Budget Act projected General Fund revenues and transfers of $44.1 billion, a 3.5 percent increase from the prior year. Expenditures were budgeted at $43.4 billion, a 4% increase. The Department of Finance projected that, after repaying the last of the carryover budget deficit, there would be a positive balance of $28 million in the budget reserve, the Special Fund for Economic Uncertainties, at June 30, 1996.
The Budget Act also projected Special Fund revenues of $12.7 billion and appropriated Special Fund expenditures of $13.0 billion.

     The Department of Finance's May revision to the 1996-'97 Governor's budget, released on May 21, 1996 (the "May Revision"), updated the projections for the 1995-'96 fiscal year, so that revenues and transfers were estimated to be $46.1 billion, some $2 billion over the original fiscal year estimate, which was attributed to the strong economic recovery. Expenditures also increased, to an estimated $45.4 billion, as a result of the requirement to expend revenues for schools under Proposition 98, and, among other things, failure of the federal government to enact welfare reform and to budget new aid for illegal immigrant costs, both of which the administration had counted on to allow reductions in state costs. The Special Fund for Economic Uncertainties was projected to have a small negative balance of about $70 million at June 30, 1996, all but eliminating the accumulated budget deficit. Available cash, after payment of all obligations due would be about $4 billion, representing a significant improvement in the state's cash position, and ending the need for deficit borrowing over the end of the fiscal year. The state's improved cash position allowed it to repay the $4.0 billion Revenue Anticipation Warrant issue on April 25, 1996, and to issue only $2.0 billion of revenue anticipation notes during the fiscal year, which matured on June 28, 1996.

Accounts of Shareholders

     When an investor makes an initial investment in shares of a Fund, the Transfer Agent will open an account on the books of the Fund, and investor will receive a confirmation of the opening of the account. Thereafter, whenever a transaction, other than the reinvestment of interest income, takes place in the account - such as a purchase of additional shares or redemption of shares or a withdrawal of shares represented by certificates
- the investor will receive a confirmation statement giving complete details of the transaction. Shareholders will also receive at least quarterly statements setting forth all distributions of interest income and other transactions in the account during the period and the balance of full and fractional shares. The final statement for the year will provide the information for income tax purposes described in the Prospectus under the caption "Distributions and Taxes".

     The monthly distributions of interest income, net of expenses, and the annual distributions of net realized capital gains, if any, will be credited to the accounts of a Fund's shareholders in full and fractional shares of the Fund at net asset value on the payment or distribution date, as the case may be. Upon written notice to the Transfer Agent, a shareholder may elect to receive monthly distributions of net interest income in cash. This election will remain in effect until changed by written notice to the Transfer Agent, which change may be made at any time in the sole discretion of the shareholder.

     The issuance and delivery of certificates for shares is unnecessary, and shareholders are thereby relieved of the responsibility of safekeeping. Upon written request to the Transfer Agent, a certificate will be issued for any or all of the full shares credited to a shareholder's account. Certificates which have been issued to a shareholder may be returned at any time for credit to his or her account. Shares so held will be redeemed as described in the Prospectus under the caption "How to Redeem Fund Shares".

        INVESTMENT ADVISORY AND ADMINISTRATIVE SERVICES AGREEMENTS

Investment Management Services

     Pursuant to the Investment Advisory Agreement, Thornburg Management Company, Inc., 119 East Marcy Street, Suite 202, Santa Fe, New Mexico 87501 ("TMC"), will act as the investment adviser for, and will manage the investment and reinvestment of the assets of, the Funds in accordance with the Funds' investment objectives and policies, subject to the general supervision and control of the Company's Board of Directors.

     TMC is (i) investment adviser for Thornburg Investment Trust (a registered investment company having 12 separate funds, ten of which have investment objectives and policies for tax-exempt income similar to those of the Fund) with assets aggregating approximately $578,333,000 on June 30, 1996, and (ii) sub-adviser for Daily Tax Free Income Fund, Inc. (a registered investment company with investment objectives and policies for tax-exempt income similar to those of the Fund), with assets aggregating approximately $618,600,000 on June 30, 1996.

     TMC will provide continuous professional investment supervision in accordance with the Investment Advisory Agreement. In addition to managing the Funds' investments, TMC will administer the Funds' business affairs, provide office facilities and related services. Pursuant to the Investment Advisory Agreement, the Fund will pay to TMC a monthly management fee described in the Prospectus in consideration of the services and facilities furnished by TMC. All fees and expenses are accrued daily and deducted before payment of dividends to investors.

     In addition to the fee of TMC under the Investment Advisory Agreement, the Funds will pay all other costs and expenses of their operations. The Funds will not bear any sales or promotion expenses incurred in connection with the offering of their shares, except for payments made under the distribution and service plans described below, which might be considered sales or promotional expenses, but expenses of registering and qualifying the Funds and the shares for distribution under federal and state securities laws (including legal fees) will not be deemed to be sales or promotion expenses.

     For the three most recent fiscal periods ended June 30, 1994, 1995 and 1996 with respect to each Fund, the amounts paid to TMC by each Fund were as follows:

                                      1994        1995        1996
                                      ----        ----        ----
          Limited Term National    $7,033,240  $6,805,432  $6,584,836
          Limited Term California    $768,812    $740,936    $748,077

TMC waived its rights to fees in the same periods, as follows:

                                     1994         1995        1996
                                     ----         ----        ----
          Limited Term National        -        $16,669     $29,691
          Limited Term California   $33,907     $45,876     $75,198

     The foregoing fees do not reflect the fee reduction effected by the restatement of the Investment Advisory Agreement, described below. TMC may (but is not obligated to) waive its rights to any portion of its fee in the future, and may use any portion of its fee for purposes of shareholder and administrative services and distribution of Fund shares. The expense ratio of each Fund will fluctuate in the future as Fund expenses increase or decrease. During the fiscal year ended June 30, 1996, the Funds reimbursed TMC in the amounts of $99,648 (National) and $10,961 (California) for certain accounting expenses incurred by TMC on behalf of the Funds.

     The Investment Advisory Agreement was originally approved on July 10, 1984, by the Company's Board of Directors, including a majority of the directors who are not "interested persons" (as defined in the Act) of the Fund or TMC. The Investment Advisory Agreement was approved by the shareholders at their first annual meeting on October 16, 1985 and ratified by the shareholders of the Limited Term California Fund on December 29, 1993. The initial term of the Agreement extended until September 28, 1986, and thereafter for successive 12-month periods, provided that such continuation is specifically approved at least annually by the Board of Directors or by a vote of a majority of the outstanding voting securities, and, in either case, by a majority of the directors who are not "interested directors" within the meaning of the Investment Company Act of 1940. The directors restated the Investment Advisory Agreement to reduce the management fees provided for thereunder, and to provide that TMC would no longer furnish certain administrative services associated with shareholder maintenance under the Investment Advisory Agreement. Instead, TMC will furnish those administrative services under the terms of an Administrative Services Agreement specific to each class of each of the Funds. See "Administrative Services Agreement," below. The restatement of the Investment Advisory Agreement was approved by the shareholders on April 16, 1996, and became effective on July 1, 1996. The directors also determined on June 10, 1996 to extend the term of the Agreement, as restated, for another 12 months. The Agreement may be terminated by either party, at any time, without penalty, upon 60 days' written notice, and will automatically terminate in the event of its assignment. Termination will not affect the right of TMC to receive payments on any unpaid balance of the compensation earned prior to termination. The Investment Advisory Agreement provides that in the absence of willful misfeasance, bad faith or gross negligence on the part of TMC, or of reckless disregard of its obligations and duties thereunder, TMC shall not be liable for any action or failure to act in accordance with its duties thereunder.

Administrative Services Agreement

     Effective July 1, 1996, TMC furnishes to each class of shares certain administrative services necessary for the maintenance of the shareholders of that class. These services are performed under the terms of an Administrative Services Agreement, and TMC is paid a fee for the services under the Agreement applicable to Class A and Class C shares of the Funds which is described in the Prospectus applicable to Class A and Class C shares of the Funds. These services were previously performed under the terms of the Investment Advisory Agreement until its restatement, as described above.

     The Administrative Services Agreement provides for successive 12-month terms, provided that continuation is approved by the Board of Directors in the same manner pertaining to the Investment Advisory Agreement. The Agreement may be terminated by either party, at any time, without penalty on 60 days' written notice. The Agreement provides that in the absence of willful misfeasance, bad faith or gross negligence of TMC, or of reckless disregard of its obligations thereunder, TMC shall not be liable for any action or failure to act in accordance with its duties thereunder.

     H. Garrett Thornburg, Jr., Chairman, Treasurer and a Director of the Company, is also Director and controlling stockholder of TMC.

                      SERVICE AND DISTRIBUTION PLANS

Service Plan - All Classes

     The Funds have adopted a Plan and Agreement of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Service Plan") which is applicable to Class A and Class C shares of each Fund. The Plan permits payments to be made by each Fund in respect of its Class A and Class C shares to TMC up to an amount on an annual basis not to exceed .25 of 1% of the average daily net assets of Class A and Class C shares of the applicable Fund, to reimburse TMC for particular expenditures incurred by it to obtain certain services from securities dealers and other financial institutions and organizations, including banks. No assets of any class or Fund will be used to reimburse expenses attributable to any other class or Fund. Such services likely will include answering shareholder questions and furnishing of information to shareholders, preparing and transmitting to the transfer agent computer processable tapes of customer transactions, obtaining proxies, effecting redemptions, and other activities in connection with servicing shareholder accounts. In addition, TMC may make payments under the Service Plan, including incentive compensation, in connection with the distribution of shares. Payments may be made by TMC to banks, savings and loan associations and other depository institutions to the extent permissible under applicable provisions of federal banking laws. TMC currently makes payments described in the first sentence of this paragraph to the brokerage firm of record with respect to each shareholder account in the following manner: TMC intends to pay at an annual rate of
(1) .10% based upon the average daily net asset value of the account for all accounts opened less than one year, and (2) .25% based upon the average daily net asset value of the account, for all accounts opened more than one year.

     The Service Plan permits accrued but unpaid reimbursements to be carried over and reimbursed to TMC in later years. That is, payments by a Fund in later years may be used to reimburse TMC for expenses incurred in a prior year but not paid because the amount of those expenses exceeded the Service Plan's annual percentage limitation. TMC will not charge interest or carrying charges on any carry over amounts, and a Fund is not obligated to pay TMC any carry over amounts if the Service Plan is terminated or not renewed. Current distribution expenses will be paid first, then carryovers would be paid. TMC has waived repayment of any carryovers accumulated to June 30, 1996, but is under no obligation to waive any carryovers in the future. Carryovers not waived are contingent and would not be reflected as liabilities on a Fund balance sheet. Any carryover paid in a future period would be treated for accounting purposes as a current expense for that period, reducing income for the period. The Funds' management believes that it is unlikely that the Funds will be called upon to pay any such carryovers of expenses described in the Service Plan; furthermore, proposed Securities and Exchange Commission regulations may reduce or prohibit such carryovers in the future.

     For the fiscal year ended June 30, 1996, the Fund paid the following amounts to TMC under the Service Plans:

                                     Class A           Class C
                                     -------           -------
          Limited Term National    $1,154,408          $28,391
          Limited Term California  $  122,572          $ 3,628

All amounts paid to TMC under the Service Plans were paid by TMC to brokerage firm or other securities dealer of record for providing shareholder services as described above.

Class C Distribution Plan

     Each Fund has adopted a plan and agreement of distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940, applicable only to the Class C shares of that Fund ("Class C Distribution Plan"). The Class C Distribution Plan provides for the Fund's payment to TSC on a monthly basis of an annual distribution fee of .75% of the average daily net assets attributable to the Fund's Class C shares.

     The purpose of the Class C Distribution Plan is to compensate TSC for its services in promoting the sale of Class C shares of the Fund. TSC expects to pay compensation to dealers and others selling Class C shares from amounts it receives under the Class C Distribution Plan. TSC also may incur additional distribution-related expenses in connection with its promotion of Class C share sales, including payment of additional incentives to dealers, advertising and other promotional activities and the hiring of other persons to promote the sale of shares.

     For the fiscal year ended June 30, 1996, the Funds paid the following amounts to TSC under the Class C Distribution Plan:

          Limited Term National (Class C only)     $35,489
          Limited Term California (Class C only)   $ 4,534

General Matters Relating to Service and Distribution Plans

     In reviewing the foregoing service and distribution plans, the Company's Board of Directors received and considered all pertinent information and determined that there was a reasonable likelihood that adoption of the Plans would benefit each class and its shareholders. Specifically, the Directors reviewed among other things (i) the nature and current extent of services to be provided by TMC and TSC, (ii) the quality of past services provided by TSC, (iii) the expenses of each Fund and class as compared with those of similar mutual funds, (iv) the aggregate value of economic benefits received by TMC and TSC from the Funds, (v) the possible disadvantages to shareholders of the Funds of insufficient future increases in total shares of the Funds, (vi) the expenses incurred in distributing shares of the Funds and dealer feedback, (vii) the financial condition of TMC, and (viii) the merits of possible alternative plans to reduce net redemptions and increase sales of Fund shares.

     Each Plan provides that if will continue in effect from year to year if the continuance is specifically approved at least annually (i) either by a vote of the "majority of the outstanding voting securities" (as that term is defined in the 1940 Act) or the class or classes affected by the Plan or by the Company's Board of Directors of the Fund and (ii) by a vote of the majority of the Directors who are not "interested persons" (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of the Plan, cast in person at a meeting called for the purpose of voting on the Plan.

     Approval by the shareholders of a class will be required before the reimbursement percentage paid under a Plan to TMC or TSC, as the case may be, for any class may be materially increased. A Plan may not be amended unless the amendment is approved by a majority of the Board of Directors and a majority of the Directors who are not "interested persons" of the Fund or by a majority of the shares of the relevant class or classes of the Fund. A Plan may be terminated as to any class at any time without the payment of any penalty by vote of a majority of the Directors who are not "interested persons" of the Company or a majority vote of the shares of the affected class or classes.

     So long as a Plan is in effect, the Board of Directors will receive and review, at least quarterly, a written report of the amounts expended pursuant to each such Plan and the purposes for which such expenditures were made; the selection and nomination of the Directors who are not "interested persons" of the Company shall be committed to the discretion of the Directors who are not "interested persons" of the Company; the Directors will at least annually request and evaluate and TMC will furnish information reasonably necessary to an informed determination of whether the Plan should be continued; and the Plan's continuance will be approved as to any class only if the Directors conclude, in the exercise of reasonable judgment and light of their duties, that there is a reasonable likelihood that the Plan will benefit the class and the shareholders of the class.

                          PORTFOLIO TRANSACTIONS

     TMC, in effecting purchases and sales of portfolio securities for the accounts of the Funds, will place orders in such manner as, in the opinion of TMC, will offer the best price and market for the execution of each transaction. Participations in Municipal Leases will normally be purchased from banks or other parties such as equipment vendors, insurance companies and broker-dealers on a principal basis. Other portfolio securities will normally be purchased directly from an underwriter or in the over-the-counter market from the principal dealers in such securities, unless it appears that a better price or execution may be obtained elsewhere. Purchases from underwriters will include a commission or concession paid by the issuer to the underwriter, and purchases from dealers will include the spread between the bid and asked price. Given the best price and execution obtainable, it will be the practice of the Company to select dealers which, in addition, furnish research information (primarily credit analyses of issuers) and statistical and other services to TMC. It is not possible to place a dollar value on information and statistical and other services received from dealers. Since it is only supplementary to TMC's own research efforts, the receipt of research information is not expected significantly to reduce TMC's expenses. In selecting among the firms believed to meet the criteria for handling a particular transaction, TMC may also give consideration to those firms which have sold or are selling shares of the Funds. While TMC will be primarily responsible for the placement of the Funds' business, the policies and practices of TMC in this regard must be consistent with the foregoing and will at all times be subject to review by the Board of Directors of the Company. For the Funds' fiscal year ended June 30, 1996, the Funds did not pay any brokerage commissions to TSC.

     TMC reserves the right to manage other investment companies and investment accounts for other clients which may have investment objectives similar to those of the Funds. Subject to applicable laws and regulations, TMC will attempt to allocate equitably portfolio transactions among the Funds and the portfolios of its other clients purchasing securities whenever decisions are made to purchase or sell securities by the Funds and one or more of such other clients simultaneously. In making such allocations the main factors to be considered will be the respective investment objectives of the Funds and such other clients, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment by the Funds and such other clients, the size of investment commitments generally held by the Funds and such other clients and opinions of the persons responsible for recommending investments to the Funds and such other clients. While this procedure could have a detrimental effect on the price or amount of the securities available to the Funds from time to time, it is the opinion of the Company's Board of Directors that the benefits available from TMC's organization will outweigh any disadvantage that may arise from exposure to simultaneous transactions. The Company's Board of Directors will review simultaneous transactions.

     The Funds' portfolio turnover rates for the two fiscal years ending June 30, 1996 are as follows:
                                           1995     1996
                                           ----     ----
          Limited Term National Fund      23.02%   20.60%
          Limited Term California Fund    18.54%   22.68%


                                MANAGEMENT

     The management of the Company and its Funds, including general supervision of the duties performed by TMC under the Investment Advisory Agreement, is the responsibility of the Board of Directors. There are six Directors of the Company, three of whom are "interested persons" (as the term "interested" is defined in the Investment Company Act of 1940) and three of whom are "disinterested" persons. The names of the Directors and officers and their principal occupations and other affiliations during the past five years are set forth below, with those Directors who are "interested persons" of the Company indicated by an asterisk:

Name of Director / Position / Principal Occupation During Past 5 Years
----------------------------------------------------------------------

H. Garrett Thornburg, Jr.,* 50 / Director, Chairman and Treasurer / President and Trustee of Thornburg Investment Trust (mutual fund) since June, 1987; Chairman and Director Thornburg Mortgage Advisory Corporation since its formation in 1989; Chairman and Director of Thornburg Mortgage Asset Corporation (real estate investment trust) since its formation in 1993; Executive Vice President of Daily Tax Free Income Fund, Inc. (mutual fund) since its formation in 1982 and a Director from 1982 to June 1993; President of TMC since its formation in 1982.

J. Burchenal Ault, 69 /Director / Consultant to and fundraiser for charities, 1990 to present; Trustee of Thornburg Investment Trust (Mutual
Fund) since June 1987; Director of Farrar, Strauss & Giroux (publishers) since 1968.

Eliot R. Cutler ,* 49 / Director / Partner, Cutler & Stanfield, Attorneys, Washington, D.C. since 1988.

James E. Monaghan, Jr., 48 / Director / President, Monaghan & Associates, Inc. and Strategies West, Inc. Denver, Colorado, (business consultants) since 1983.

A.G. Newmyer III, 47 / Director / President, from 1983 to December 1992, and Senior Officer from January 1993, Newmyer Associates, Inc., Washington, D.C., (business consultants).

Richard M. Curry ,* 56 / Director / Senior Vice President McDonald & Co., Cleveland, Ohio (securities dealers) since May 1984.

Brian J. McMahon, 40 / President / President of the Company since January, 1987; Vice President of the Company from 1984 to 1987; Vice President of Thornburg Investment Trust (mutual fund) since June 1987 and a Trustee since June, 1996; Managing Director of TMC since December 1985 and a Vice President since April 1984.

Steven J. Bohlin, 37 / Vice President / Assistant Vice President of the Company from July, 1985 to October 1989; Vice President of Thornburg Investment Trust (mutual fund) since June 1987 and Treasurer since 1989; Managing Director and Vice President of TMC since April 1991.

Dawn B. Shapland, 49 / Secretary / Secretary of the Company since its formation; Secretary and Assistant Treasurer of Thornburg Investment Trust (mutual fund) since June 1987; Managing Director of TMC since December 1985 and Vice President and Secretary of TMC since January 1984.

Susan Rossi, 35 / Assistant Vice President / Assistant Vice President of the Company since July 1992; Assistant Vice President of Thornburg Investment Trust (mutual fund) since June 1992; Associate of TMC since June 1990.

George Strickland, 33 / Assistant Vice President / Assistant Vice President of the Company since July 1992; Assistant Vice President of Thornburg Investment Trust (mutual fund) since June 1992; Associate of TMC from 1991 to 1996 and a Managing Director since 1996; Investor Representative, Calvert Group, Washington, D.C., 1989 to 1991.

Jonathan Ullrich, 27 / Assistant Vice President / Assistant Vice President of the Company since July 1992; Assistant Vice President of Thornburg Investment Trust (mutual fund) since 1992; Associate of TMC since September 1991; student, Brown University, 1987 to 1991.

Christine E. Thompson, 30 / Assistant Vice President / Assistant Vice President of the Company and of Thornburg Investment Trust (mutual fund) since June 1993; Associate of TMC since June 1992; Office Manager, Town and Country Janitorial Services, Inc., Greenland, New Hampshire, September 1991 to February 1992; Salesperson and later Department Manager, The Harvard Cooperative society, Cambridge, Massachusetts, May, 1990 to September, 1991.

     The business address of each person listed is 119 East Marcy Street, Suite 202, Santa Fe, New Mexico 87501. Mr. Thornburg is a Director and the President of TSC, and Executive Vice President of Daily Tax-Free Income Fund, Inc. Ms. Shapland is the Secretary of TSC.

     The officers and Directors affiliated with TMC will serve without any compensation from the Company. The Company pays each Director who is not an employee of TMC or an affiliated company a quarterly fee of $1,000 plus a $500 fee for each meeting of the Board of Directors attended by the Director. In addition, the Company pays a $1,000 annual stipend to each member of the audit committee, and reimburses all Directors for travel and out-of-pocket expenses incurred in connection with attending such meetings. The Company paid fees to the Directors during the year ended June 30, 1996 as follows:

                         Pension or
                         Retirement        Estimated      Total
           Aggregate     Benefits          Annual         Compensation
Name of    Compensation  Accrued as        Benefits       from Company and
Person,    from          Part of           Upon           Fund Complex
Position   Company       Fund Expenses     Retirement     Paid to Directors
--------   ------------  -------------     -------------  -----------------
H. Garrett     - 0 -       - 0 -             - 0 -                - 0 -
Thornburg,
Jr.

J. Burchenal   $7,000      - 0 -             - 0 -               $13,000
Ault

Eliot R.       $6,000      - 0 -             - 0 -                $6,000
Cutler

James E.       $6,500      - 0 -             - 0 -                $6,500
Monaghan, Jr.

A. G.          $7,000      - 0 -             - 0 -                $7,000
Newmyer, III

Richard M.     $6,000      - 0 -             - 0 -                $6,000
Curry


                      PRINCIPAL HOLDERS OF SECURITIES

     As of July 31, 1996, Limited Term National Fund had 69,574,750 shares outstanding, and Limited Term California Fund had 7,724,290 shares outstanding.

     No persons are known to have held of record or beneficially 5% or more of any Fund's outstanding shares on July 31, 1996.

     At July 31, 1996, the officers, Directors and related persons of the Fund, as a group, owned less than one percent of the outstanding shares of either Fund.

                        HOW TO PURCHASE FUND SHARES

     Procedures with respect to the manner in which Fund shares may be purchased and how the offering price is determined are set forth in the Prospectus under the caption "Your Account - Buying Fund Shares."

     The Prospectus states that certain classes of investors, specified below, may purchase Class A shares of a Fund at variations to the Public Scale. The Company may change or eliminate these variations at any time.

     (1) Existing shareholders of a Fund may purchase shares upon the reinvestment of dividends and capital gains distributions with no sales charge. This practice is followed by many investment funds that charge sales loads for new investments.

     (2) Shareholders of a Fund who have redeemed all or any portion of their investment in Class A shares of a Fund may purchase Class A shares of the Fund with no sales charge up to the maximum dollar amount of their shares redeemed within 24 months of the redemption date, provided that the shareholder's dealer or the shareholder must notify TSC or the Transfer Agent at the time an order is placed that such a purchase would qualify for this variation to the Public Scale. Similar notifications must be made in writing by the dealer, the broker, or the shareholder when the order is placed by mail. The sales charge will not be eliminated if notification is not furnished at the time of the order or a review of TSC's or the Transfer Agent's records fails to confirm the investor's represented previous holdings.

     (3) Persons may purchase Class A shares of a Fund at no sales charge if they redeem Class A shares of the Fund or any other series of Thornburg Limited Term Municipal Fund, Inc., or of any series of Thornburg Investment Trust, and reinvest some or all of the proceeds within 24 months. The shareholder's dealer or the shareholder must notify TSC or the Transfer Agent at the time an order is placed that the purchase qualifies for this variation to the Public Scale.

     The special classes of shareholders in subsections (2) and (3) above were created as a convenience for those shareholders who invest in a Fund and subsequently make a decision to redeem all or part of their investment for a temporary period. In some cases, the existence of this special class of shareholders will act as further inducement for certain individuals to make an initial investment in a Fund, particularly if those investors feel that they might have a temporary need to redeem all or part of their investment in the coming years. Shareholders who have previously invested in a Fund are more familiar than the general public with the Fund, its investment objectives, and its results. The costs to TSC of its marketing to these individuals and maintaining the records of their prior investment are minimal compared to the costs of marketing the Fund to the public at large.

     (4) Officers, trustees, directors and employees of the Company, TMC, TSC and the Custodian and Transfer Agent, while in such capacities, and members of their families, including trusts for the benefit of the foregoing, may purchase shares of a Fund with no sales charge, provided that they notify TSC or the Transfer Agent at the time an order is placed that a purchase will qualify for this variation from the Public Scale. The sales charge will not be eliminated if the notification is not furnished at the time of the order or a review of Fund records fails to confirm that the investor's representation is correct. The reduced sales charge to these persons is based upon the Company's view that their familiarity with and loyalty to the Funds will require less selling effort by the Fund, such as a solicitation and detailed explanation of the conceptual structure of the Funds, and less sales-related expenses, such as advertising expenses, computer time, paper work, secretarial needs, postage and telephone costs, than are required for the sale of shares to the general public. Inclusion of the families of these persons is based upon the Company's view that the same economies exist for sales of shares to family members.

     (5) Employees of brokerage firms who are members in good standing with the National Association of Securities Dealers, Inc. ("NASD"), employees of financial planning firms who place orders for a Fund placed directly with the Transfer Agent or TSC and through a broker/dealer who is a member in good standing with the NASD, and employees of eligible non-NASD members which accept orders for shares of the Fund on an agency basis and clear those orders through a broker/dealer who is a member in good standing with NASD, and their families, including trusts for the benefit of the foregoing, may purchase shares of the Funds for themselves with no sales charge, provided that (i) the order must be through a NASD member firm which has entered into an agreement with TSC to distribute shares of the Fund, and (ii) the shareholder's broker/dealer or the shareholder must notify TSC or the Transfer Agent at the time an order is placed that the purchase would qualify for this variation to the Public Scale. Similar notification must be made in writing by the dealer, the broker, or the shareholder when such an order is placed by mail. The reduced sales charge will not apply if the notification is not furnished at the time of the order or a review of TSC's, the dealer's the broker's or the Transfer Agent's records fails to confirm that the investor's representation is correct.

     Because they sell the Funds' shares, these individuals tend to be much more aware of the Funds than the general public. Any additional costs to TSC of marketing to these individuals are minimal.

     (6) Bank trust departments, companies with trust powers, and investment advisors who charge fees for service, including investment dealers who utilize wrap fees or similar arrangements, may purchase shares of a Fund for their customers at no sales charge, provided that these persons notify TSC or the Transfer Agent, at the time an order qualifying for this reduced charge is placed, that such a purchase would qualify for this variation to the Public Scale.

     (7) Purchases of Class A shares of any Fund may be made at net asset value provided that such purchases are placed through a broker that maintains one or more omnibus accounts with the Funds and such purchases are made by (i) investment advisers or financial planners who place trades for their own accounts or the accounts of their clients and who charge a management, consulting or other fee for their services; (ii) clients of such investment advisers or financial planners who place trades for their own accounts if the accounts are linked to the master account of such investment adviser or financial planner on the books and records of the broker or agent; and (iii) retirement and deferred compensation plans and trusts used to fund those plans, including, but not limited to, those defined in Sections 401(a) through 403(b) or 457 of the Internal Revenue Code and "rabbi trusts." Investors may be charged a fee if they effect transactions in Fund shares through a broker or agent.

     These organizations may charge fees to clients for whose accounts they purchase shares of a Fund in a fiduciary capacity. Where the reduced sales charge applies, notification is required at the time the order is received, and a review of TSC's or Transfer Agent's records must confirm that the investor's representation is correct.

     (8) No sales charge will be payable at the time of purchase on investments of $1 million or more made by a purchaser. A contingent deferred sales charge (CDSC) will be imposed on these investments in the event of a share redemption within 1 year following the share purchase at the rate of 1/2 of 1% of the value of the shares redeemed. In determining whether a CDSC is payable and the amount of any fee, it is assumed that shares not subject to the charge are the first redeemed, followed by other shares held for the longest period of time. The applicability of these charges will be unaffected by transfers of registration. TSC or TMC intend to pay a commission of up to 1/2 of 1% to dealers who place orders of $1 million or more for a single purchaser.

     (9) Such persons as are determined by the Directors to have acquired shares under special circumstances, not involving any sales expense to the Fund or to TSC, may purchase shares of the Fund with no sales charge. This variation from the Public Scale contemplates circumstances where a relatively large sale can be made at no distribution cost to a large investor or a number of smaller investors who are similarly situated. In the contemplated circumstances, there would be no cost of distribution, or any costs would be paid by TMC.

     (10) Investors may purchase shares of either Fund at net asset value without a sales charge to the extent that the purchase represents proceeds from a redemption (within the previous 60 days) of shares of another mutual fund which has a sales charge. When making a direct purchase at net asset value under this provision, the Fund must receive one of the following with the direct purchase order: (i) the redemption check representing the proceeds of the shares redeemed, endorsed to the order of the Fund, or (ii) a copy of the confirmation from the other fund, showing the redemption transaction. Standard back office procedures should be followed for wire order purchases made through broker dealers. Purchases with redemptions from money market funds are not eligible for this privilege. This provision may be terminated anytime by TSC or the Funds without notice.

                              NET ASSET VALUE

     Each Fund will calculate the net asset value at least once daily on days when the New York Stock Exchange is open for trading, and more frequently if deemed desirable by the Fund. Net asset value will not be calculated on New Year's Day, Washington's Birthday (on the third Monday in February), Good Friday, Memorial Day (on the last Monday in May), Independence Day, Labor Day, Thanksgiving Day, Christmas Day, on the preceding Friday if any of the foregoing holidays falls on a Saturday, and on the following Monday if any of the foregoing holidays falls on a Sunday. Under the Investment Company Act of 1940, net asset value must be computed at least once daily on each day (i) in which there is a sufficient degree of trading in a Fund's portfolio securities that the current net asset value of its shares might be materially affected by changes in the value of such securities and (ii) on which an order for purchase or redemption of its shares is received.

                           REDEMPTION OF SHARES

     Procedures with respect to redemption of Fund shares are set forth in the Prospectus under the caption "Selling Fund Shares."

     A Fund may suspend the right of redemption or delay payment more than seven days (a) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) when trading in the markets the Fund normally utilizes is restricted, or an emergency exists as determined by the Securities and Exchange Commission so that disposal of the Fund's investments or determination of its net asset value is not reasonably practicable, or (c) for such other periods as the Securities and Exchange Commission by order may permit for protection of the shareholders of the Fund.

                                DISTRIBUTOR

     Pursuant to a Distribution Agreement with the Fund, Thornburg Securities Corporation ("TSC") acts as the principal underwriter of Fund shares in a continuous offering of those shares. The Funds do not bear selling expenses except (i) those involved in registering shares with the Securities and Exchange Commission and qualifying them or the issuing Fund with state regulatory authorities, and (ii) expenses paid under the Service and Distribution Plans and which might be considered selling expenses. Terms of continuation, termination and assignment under the Distribution Agreement are identical to those described above with regard to the Investment Advisory Agreement, except that termination other than upon assignment requires six months' notice.

     H. Garrett Thornburg, Jr. President, Treasurer and a Director of the Company, is also Director and controlling stockholder of TSC.

     The following table shows the commissions and other compensation received by TSC from each of the Funds for the most recent fiscal year ending June 30, 1996, except for compensation or amounts paid under Rule 12b-1 plans, which are described above under the caption "Service and Distribution Plans."

Fiscal Year Ended
June 30, 1996
-----------------
                                                     Net Underwriting
                    Aggregate      Discounts and     Compensation on
                    Underwriting   Commissions       Redemptions and     Brokerage     Other
                    Commissions    Paid to TSC       Repurchases         Commissions   Compensation
                    ------------   -------------     ----------------    -----------   ------------
Limited Term         $904,416         $124,901            $7,505           - 0 -          *
National Fund
Limited Term          132,164           16,639             1,115           - 0 -          *
California Fund
                    * See "Service and Distribution Plans."

Limited Term National Fund paid aggregate underwriting commissions with respect to sales of its shares in the fiscal years ending June 30, 1994 and June 30, 1995 of $1,751,023 and $1,199,224, respectively; and TSC received net underwriting commissions with respect to sales of Limited Term National Fund shares in fiscal years ending June 30, 1994 and June 30, 1995 of $657,126 and $171,476, respectively. Limited Term California Fund paid aggregate underwriting commissions with respect to sales of its shares in the fiscal years ending June 30, 1994 and June 30, 1995 of $266,021 and $168,930, respectively; and TSC received net underwriting commissions with respect to sales of Limited Term California Fund shares in fiscal years ending June 30, 1994 and June 30, 1995 of $75,217 and $24,622,
respectively.


                           INDEPENDENT AUDITORS

     McGladrey & Pullen, LLP, 555 Fifth Avenue, New York, New York 10017, is the independent auditor of the Funds for the fiscal year ending June 30, 1996. The financial statements of the Funds have been audited by McGladrey & Pullen, LLP, for the periods indicated in their reports thereon. Shareholders will receive semi-annual unaudited financial statements and annual financial statements audited by the independent accountants.

                           FINANCIAL STATEMENTS

     Statements of Assets and Liabilities, including Schedules of Investments, as of June 30, 1996, Statements of Operations for the year ended June 30, 1996 and Statements of Changes in Net Assets for the two years in the period ended June 30, 1996, Notes to Financial Statements and Financial Highlights, Schedules of Investments as of June 30, 1996 and Independent Auditor's Report dated July 26, 1996, for Limited Term National Fund and Limited Term California Fund are incorporated herein by reference from the Funds' respective Annual Reports to Shareholders, June 30, 1996.

                   MACKENZIE LIMITED TERM MUNICIPAL FUND
                     MACKENZIE NATIONAL MUNICIPAL FUND
                    MACKENZIE CALIFORNIA MUNICIPAL FUND
                     MACKENZIE NEW YORK MUNICIPAL FUND

                                 series of

                          MACKENZIE SERIES TRUST
                Via Mizner Financial Plaza, Suite 300
                         700 South Federal Highway
                         Boca Raton, Florida 33432

                    STATEMENT OF ADDITIONAL INFORMATION

                             October 25, 1996


     Mackenzie Series Trust (the "Trust") is a diversified open-end management investment company that consists of four fully managed portfolios, which are offered hereby. This Statement of Additional Information ("SAI") describes the four portfolios listed above (each, a "Fund," and collectively, the "Funds").

     This SAI is not a prospectus and should be read in conjunction with the prospectus for the Funds dated October 25, 1996 (the "Prospectus"), which may be obtained without charge from the Trust at the Distributor's address and telephone number listed below.


                            INVESTMENT MANAGER

               Mackenzie Investment Management Inc. ("MIMI")
                   Via Mizner Financial Plaza, Suite 300
                         700 South Federal Highway
                         Boca Raton, Florida 33432
                         Telephone: (800) 456-5111

                                DISTRIBUTOR

              Mackenzie Ivy Funds Distribution, Inc. ("IMDI")
                   Via Mizner Financial Plaza, Suite 300
                         700 South Federal Highway
                         Boca Raton, Florida 33432
                         Telephone: (800) 456-5111

                                  TABLE OF CONTENTS


                                                                       PAGE

          INVESTMENT OBJECTIVES AND POLICIES  . . . . . . . . . . . . .   4

          DEBT SECURITIES, IN GENERAL . . . . . . . . . . . . . . . . .   4
              MUNICIPAL SECURITIES  . . . . . . . . . . . . . . . . . .   4
                   RISK FACTORS AND SPECIAL CONSIDERATIONS RELATING
                     TO CALIFORNIA MUNICIPAL SECURITIES . . . . . . . .   7
                   RISK FACTORS AND SPECIAL CONSIDERATIONS RELATING
                     TO NEW YORK MUNICIPAL SECURITIES . . . . . . . . .  17
              U.S. GOVERNMENT SECURITIES  . . . . . . . . . . . . . . .  26
              INVESTMENT-GRADE DEBT SECURITIES  . . . . . . . . . . . .  27
              BANKING INDUSTRY AND SAVINGS AND LOAN OBLIGATIONS . . . .  27
              COMMERCIAL PAPER  . . . . . . . . . . . . . . . . . . . .  28
              REPURCHASE AGREEMENTS . . . . . . . . . . . . . . . . . .  28
              BORROWING . . . . . . . . . . . . . . . . . . . . . . . .  28

          RESTRICTED AND ILLIQUID SECURITIES. . . . . . . . . . . . . .  29
              TEMPORARY INVESTMENTS . . . . . . . . . . . . . . . . . .  29

          MACKENZIE NATIONAL MUNICIPAL FUND,
          MACKENZIE CALIFORNIA MUNICIPAL FUND AND
          MACKENZIE NEW YORK MUNICIPAL FUND ONLY. . . . . . . . . . . .  30
          OTHER INVESTMENT TECHNIQUES . . . . . . . . . . . . . . . . .  31

          INVESTMENT RESTRICTIONS . . . . . . . . . . . . . . . . . . .  31

          ADDITIONAL RESTRICTIONS . . . . . . . . . . . . . . . . . . .  33

          ADDITIONAL RIGHTS AND PRIVILEGES  . . . . . . . . . . . . . .  34
               AUTOMATIC INVESTMENT METHOD. . . . . . . . . . . . . . .  35
               EXCHANGE OF SHARES . . . . . . . . . . . . . . . . . . .  35
                   INITIAL SALES CHARGE SHARES. . . . . . . . . . . . .  35
                   CONTINGENT DEFERRED SALES CHARGE SHARES  . . . . . .  35
               LETTER OF INTENT . . . . . . . . . . . . . . . . . . . .  38
               REINVESTMENT PRIVILEGE . . . . . . . . . . . . . . . . .  39
               RIGHTS OF ACCUMULATION . . . . . . . . . . . . . . . . .  40
               SYSTEMATIC WITHDRAWAL PLAN . . . . . . . . . . . . . . .  40

          BROKERAGE ALLOCATION  . . . . . . . . . . . . . . . . . . . .  41

          TRUSTEES AND OFFICERS . . . . . . . . . . . . . . . . . . . .  43
               PERSONAL INVESTMENTS BY EMPLOYEES OF THE ADVISER . . . .  46

          COMPENSATION TABLE  . . . . . . . . . . . . . . . . . . . . .  47

          INVESTMENT ADVISORY AND OTHER SERVICES  . . . . . . . . . . .  48
               BUSINESS MANAGEMENT AND INVESTMENT ADVISORY SERVICES . .  48
               DISTRIBUTION SERVICES  . . . . . . . . . . . . . . . . .  50
                    RULE 18F-3 PLAN . . . . . . . . . . . . . . . . . .  52
                    RULE 12b-1 DISTRIBUTION PLANS . . . . . . . . . . .  53
                    RULE 12B-1 PAYMENTS BY THE FUNDS FOR DISTRIBUTION-
                         RELATED SERVICES . . . . . . . . . . . . . . .  54
                    DISTRIBUTION-RELATED EXPENSES BORNE BY IMDI . . . .  55
               CUSTODIAN  . . . . . . . . . . . . . . . . . . . . . . .  56
               FUND ACCOUNTING  . . . . . . . . . . . . . . . . . . . .  56
               TRANSFER AND DIVIDEND PAYING AGENT . . . . . . . . . . .  57
               ADMINISTRATOR  . . . . . . . . . . . . . . . . . . . . .  57
               AUDITORS . . . . . . . . . . . . . . . . . . . . . . . .  57

          CAPITALIZATION AND VOTING RIGHTS  . . . . . . . . . . . . . .  58
                    PRINCIPAL HOLDERS OF SECURITIES . . . . . . . . . .  59

          NET ASSET VALUE . . . . . . . . . . . . . . . . . . . . . . .  60

          PORTFOLIO TURNOVER  . . . . . . . . . . . . . . . . . . . . .  61

          REDEMPTIONS . . . . . . . . . . . . . . . . . . . . . . . . .  61

          CONVERSION OF CLASS B SHARES  . . . . . . . . . . . . . . . .  63

          TAXATION  . . . . . . . . . . . . . . . . . . . . . . . . . .  64
               GENERAL  . . . . . . . . . . . . . . . . . . . . . . . .  64

               DISCOUNT . . . . . . . . . . . . . . . . . . . . . . . .  65

               DISTRIBUTIONS  . . . . . . . . . . . . . . . . . . . . .  66
               DISPOSITION OF SHARES  . . . . . . . . . . . . . . . . .  67

               BACKUP WITHHOLDING . . . . . . . . . . . . . . . . . . .  68

               OTHER TAXATION . . . . . . . . . . . . . . . . . . . . .  68

               SPECIAL INFORMATION RELATING TO MACKENZIE CALIFORNIA
                    MUNICIPAL FUND  . . . . . . . . . . . . . . . . . .  69
              SPECIAL INFORMATION RELATING TO MACKENZIE NEW YORK
                    MUNICIPAL FUND  . . . . . . . . . . . . . . . . . .  70

          PERFORMANCE INFORMATION . . . . . . . . . . . . . . . . . . .  70

                    YIELD . . . . . . . . . . . . . . . . . . . . . . .  70

                    TAX-EQUIVALENT YIELD  . . . . . . . . . . . . . . .  71

                    AVERAGE ANNUAL TOTAL RETURN . . . . . . . . . . . .  72

                    CUMULATIVE TOTAL RETURN . . . . . . . . . . . . . .  78

          FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . .  83

          APPENDIX A
               DESCRIPTION OF STANDARD & POOR'S CORPORATION ("S&P")
               AND MOODY'S INVESTORS SERVICE, INC. ("MOODY'S")
               CORPORATE BOND, COMMERCIAL PAPER AND MUNICIPAL
               OBLIGATIONS RATINGS  . . . . . . . . . . . . . . . . . .  84

          APPENDIX B
                            TAX-EXEMPT VS. TAXABLE INCOME . . . . . . .  91

                    INVESTMENT OBJECTIVES AND POLICIES

     Mackenzie Series Trust (the "Trust") is a diversified open-end management investment company organized as a Massachusetts business trust on April 22, 1985 under the name Industrial Series Trust. The Funds' investment objectives and general investment policies are described in the Prospectus. Additional information concerning the characteristics of the Funds' investments is set forth below.


                        DEBT SECURITIES, IN GENERAL

     Investment in debt securities involves both interest rate and credit risk. Generally, the value of debt instruments rises and falls inversely with fluctuations in interest rates. As interest rates decline, the value of debt securities generally increases. Conversely, rising interest rates tend to cause the value of debt securities to decrease. Bonds with longer maturities generally are more volatile than bonds with shorter maturities. The market value of debt securities also varies according to the relative financial condition of the issuer. In general, lower-quality bonds offer higher yields due to the increased risk that the issuer will be unable to meet its obligations on interest or principal payments at the time called for by the debt instrument.

MUNICIPAL SECURITIES

     To achieve its investment objectives as described in the Fund's Prospectus, each Fund may invest in "investment grade" municipal securities, i.e., securities within the four highest rating categories for Moody's Investors Service, Inc. ("Moody's) or Standard & Poor's Corporation ("S&P"). A description of the ratings is contained in Appendix A to this SAI. Baa securities are considered "medium grade" obligations by Moody's, and BBB is the lowest classification which is still considered an "investment grade" rating by S&P. Baa securities are described by Moody's as obligations on which "[i]nterest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time." According to Moody's, "[s]uch bonds lack outstanding investment characteristics and in fact have speculative characteristics as well." The ratings of Moody's and S&P represent their respective opinions of the qualities of the securities they undertake to rate and such ratings are general and are not absolute standards of quality.

     Each Fund may invest in both "general obligation bonds" and "revenue bonds." General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source, but not from the general taxing power. Municipal bonds are issued for various public purposes, including construction of a wide range of public facilities such as bridges, highways, housing, hospitals, mass transportation, schools, streets, and water and sewer works. Other public purposes for which municipal bonds may be issued include the refunding of outstanding obligations, obtaining funds for general operating expenses and obtaining funds to loan to other public institutions and facilities, including certain types of industrial facilities for water supply, gas, electricity or sewage or solid waste disposal.

     Industrial development bonds which pay tax-exempt interest are, in most cases, revenue bonds and do not generally carry the pledge of the full faith and credit of the issuer of such bonds. The payment of the principal and interest on such industrial development bonds depends solely on the ability of the user of the facilities financed by the bonds to meet its financial obligations and the pledge, if any, of real and personal property so financed as security for such payment. A Fund will not invest more than 5% of its assets in securities where the principal and interest are the responsibility of an industrial user with less than three years' operational history. In addition, a Fund will not invest in industrial development bonds for the use of privately-owned electric utilities.

     There are, depending on numerous factors, variations in the risks involved in holding municipal securities, both within a particular rating classification and between classifications. The market values of outstanding municipal bonds will vary as a result of the rating of the issue and changing evaluations of the ability of the issuer to meet interest and principal payments. Such market values will also change in response to changes in the interest rates payable on new issues of municipal bonds. Should such interest rates rise, the values of outstanding bonds, including those held in a Fund's portfolio, would decline; should such interest rates decline, the values of outstanding bonds would increase.

     As a result of litigation or other factors, the power or ability of issuers of municipal bonds to pay principal and/or interest might be adversely affected. Municipal securities are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Code, and laws, if any, which may be enacted by Congress, state legislatures extending the time for payment of principal or interest or both, or imposing other constraints upon enforcement of such obligations or upon the power of municipalities to levy taxes.

     A Fund may invest without percentage limitations in issues of municipal securities which have similar characteristics, such as the location of their issuers in the same geographic region or the derivation of interest payments from revenues or similar projects (for example, electric utility systems, hospitals, or housing finance agencies). Consequently, a Fund's portfolio of municipal securities may be more susceptible to the risks of adverse economic, political, or regulatory developments than would be the case with a portfolio of securities required to be more diversified as to geographic region and/or source of revenue.

     For the purpose of certain requirements under the Investment Company Act of 1940, as amended (the "1940 Act"), and revenues of a political subdivision are separate from those of the government which created the subdivision and the security is backed only by the assets and revenues of the subdivision, the subdivision would be deemed to be the sole issuer. Similarly, in the case of an industrial development bond or private activity bond, if that bond is backed only by the assets and revenues of the nongovernmental user, then the nongovernmental user would be deemed to be the sole issuer. If, however, in either case, the creating government or some other entity guarantees the security, the guarantee would be considered a separate security and would be treated as an issue of the government or other agency.

     Interest on certain types of industrial development bonds (or private activity bonds) (generally small issues, and obligations to finance certain exempt facilities which may be leased to or used by persons other than the issuer) will not be exempt from Federal income tax when received by "substantial users" or persons related to "substantial users" as defined in the Internal Revenue Code of 1986, as amended (the "Code"). The term "substantial user" generally includes any "non-exempt person" who regularly uses in his or her trade or business a part of a facility financed from the proceeds of industrial development bonds. The Funds may invest periodically in industrial development bonds and private activity bonds and, therefore, may not be an appropriate investment for entities which are substantial users of facilities financed by such bonds or "related persons" of substantial users. Generally, an individual will not be a related person of a substantial user under the Code unless the person or his or her immediate family (spouse, brothers, sisters and lineal descendants) owns directly or indirectly in the aggregate more than 50% in value of the equity of the substantial user.

     Legislative developments may affect the value of the securities in a Fund's portfolio, and therefore the value of the Fund's shares, as well as the tax-exempt status of dividends. The Board of Trustees of the Trust will monitor the progress of any such proposals to determine what, if any, defensive action may be taken. If any legislation which would have a material adverse effect on the ability of a Fund to pursue its objective were adopted, the investment objective and policies of that Fund would be reconsidered by the shareholders of that Fund.


     RISK FACTORS AND SPECIAL CONSIDERATIONS RELATING TO CALIFORNIA MUNICIPAL SECURITIES: The following information as to certain California state (as used in this subsection, the "State") risk factors is given to investors in light of Mackenzie California Municipal Fund's policy of concentrating its investments in California municipal issuers. Certain California constitutional amendments, legislative measures, and voter initiatives, as discussed below, could adversely affect the market values and marketability of, or result in default of, existing obligations, including obligations that may be held by the Fund. Obligations of the State or local governments may also be affected by budgetary pressures affecting the State and economic conditions in the State. The following information constitutes only a brief summary, does not purport to be a complete description and is based on information from sources believed by the Trust to be reliable, including official statements relating to securities offerings of California issuers and periodic publications by national ratings organizations. Such information, however, has not been independently verified by the Trust.

     Certain California municipal securities held by the Fund may be obligations of issuers that rely in whole or in part on State revenues for payment of these obligations. Property tax revenues and a portion of the state's General Fund surplus are distributed to counties, cities and their various taxing entities and the State assumes certain obligations theretofore paid out of local funds. Whether and to what extent a portion of the State's General Fund will be distributed in the future to counties, cities and their various entities, is unclear.

     Some of the California municipal securities held by the Fund may be obligations of issuers who rely in whole or in part on ad valorem real property taxes as a source of revenue. On June 6, 1978, "Proposition 13" added Article XIIIA to the California Constitution. Briefly, Article XIIIA limits ad valorem taxes on real property and generally restricts the ability of taxing entities to increase real property tax revenues.

     Legislation enacted by the California Legislature to implement Article XIIIA (Statutes of 1978, Chapter 292, as amended) provides that notwithstanding any other law, local agencies may not levy any ad valorem property tax except to pay debt service on indebtedness approved by the voters prior to July 1, 1978, and any bonded indebtedness for the acquisition or improvement of real property approved on or after July 1, 1978 must be approved by two-thirds of the voters voting on the proposition. In addition, each county will levy the maximum tax permitted by Article XIIIA of $4.00 per $100 assessed valuation. The apportionment of property taxes in fiscal years after 1978-79 was revised pursuant to Statutes of 1979, Chapter 282, which provided relief funds from state moneys beginning in fiscal year 1979-80 and is designed to provide a permanent system for sharing state taxes and budget funds with local agencies. Under Chapter 282, cities and counties receive more of the remaining property tax revenues collected under Proposition 13, instead of direct state aid. School districts receive a correspondingly reduced amount of property taxes, but receive compensation directly from the state and are given additional relief.

     On November 6, 1979, California voters approved Proposition 4, which added Article XIIIB to the California Constitution. Article XIIIB may have an adverse impact on California state and municipal issuers because it subjects State and local governments to an annual "appropriations limit," which prohibits them from spending certain moneys (called "appropriations subject to limitation") in excess of the imposed appropriations limit. The State's appropriations limit in each year is based on the limit for the prior year, adjusted annually for changes in State per capita personal income and changes in population, and adjusted, where applicable, for any transfer of financial responsibility of providing services to or from another unit of government. As originally enacted, the appropriations limit was based on certain 1978-79 expenditures and adjusted annually to reflect changes in cost-of-living and population. Starting in the 1991-92 fiscal year, the appropriations limit was recalculated by taking the actual 1986-87 fiscal year limit, and applying the annual adjustments as if Proposition 111 (discussed below) had been in effect. This recalculation resulted in an increase of $1 billion to the State's appropriations limit in the 1990-91 fiscal year.

     On November 4, 1986, California voters approved an initiative statute known as "Proposition 62." This statute (i) requires that any tax for general governmental purposes imposed by local governments be approved by resolution or ordinance adopted by a two-thirds vote of the governmental entity's legislative body and by a majority vote of the electorate of the governmental entity; (ii) requires that any special tax (defined as taxes levied for other than general governmental purposes) imposed by a local governmental entity be approved by a two-thirds vote of the voters within that jurisdiction; (iii) restricts the use of revenues from a special tax to the purposes or for the service for which the special tax was imposed;
(iv) prohibits the imposition of ad valorem taxes on real property by local governmental entities except as permitted by Article XIIIA of the California Constitution; (v) prohibits the imposition of transaction taxes and sales taxes on the sale of real property by local governments; (vi) requires that any tax imposed by a local government on or after August 1, 1985 be ratified by a majority of the electorate within two years of the adoption of the initiative or be terminated by November 15, 1988; (vii) requires that, in the event a local government fails to comply with the provisions of this measure, a reduction in the amount of tax revenue allocated to such local government occur in an amount equal to the revenues received by such entity attributable to the tax levied in violation of the initiative; and (viii) permits these provisions to be amended exclusively by the voters of the State. In September 1988 the California Court of Appeals held that it was unconstitutional to require that local tax measures be submitted to the electorate, as described in (vi) above.

     On November 8, 1988, voters approved "Proposition 98," which has significantly altered the operation and effect of the Article XIIIB spending limit, the first changes since its adoption in 1979. This combined initiative, constitutional amendment and statute, called the "Classroom Instructional Improvement and Accountability Act" (the "Act"), changes State funding of public education below the university level and the operation of the State's Appropriations Limit. Specifically, Proposition 98 requires that (a) the California Legislature establish a prudent State reserve fund in an amount as it shall deem reasonable and necessary, and (b) revenues in excess of amounts permitted to be spent and which would otherwise be returned pursuant to Article XIIIB by revision of tax rates or fee schedules, be transferred and allocated (up to a maximum of 4%) to the State School Fund and be expended solely for purposes of instructional improvement and accountability. No such transfer or allocation of funds will be required if certain designated State officials determine that annual student expenditures and class size meet certain criteria as set forth in Proposition 98. Any funds allocated to the State School Fund shall cause the appropriation limits established in Article XIIIB to be annually increased for any such allocation made in the prior year.

     The Act also amends Article XVI to require that the State provide a minimum level of funding for public schools and community colleges. Commencing with the 1988-89 fiscal year, State moneys to support school districts and community college districts shall equal or exceed the lesser of: (a) an amount equaling the percentage of State general revenue bonds for school districts and community college districts in fiscal year 1986-87, or (b) an amount equal to the prior year's State general fund proceeds of taxes appropriated under Article XIIIB plus allocated proceeds of local taxes, after adjustment under Article XIIIB. The Act permits the enactment of legislation, by a two-thirds vote, to suspend the minimum funding requirement for one year.

     "Proposition 111" was approved by the voters and took effect on July 1, 1990. Among a number of important provisions, Proposition 111 recalculates spending limits for the State and local governments, allows greater annual increases in the limits, allows the averaging of two years' tax revenues before requiring action regarding excess tax revenues, reduces the amount of the funding guarantee in recession years for school districts and community college districts (but with a floor of 40.9 percent of State General Fund tax revenues), removes the provision of Proposition 98 which included excess moneys transferred to school districts and community college districts in the base calculation for the next year, limits the amount of State tax revenue over the limit which would be transferred to school districts and community college districts, and exempts increased gasoline taxes and truck weight fees from the State appropriations limit. Additionally, Proposition 111 exempts from the State appropriations limit funding for capital outlays.

     In the years immediately following enactment, very few California governmental entities operated near their appropriations limit; in the mid-to-late 1980's, however, many entities were at or approaching their limit. Many local entities have successfully sought voter approval for 4-year waivers of the limit and, under Proposition 111, may elect among different measures of population in setting the limit. During fiscal year 1986-87, State receipts from proceeds of taxes exceeded its appropriations limit by $1.138 billion, which was returned to taxpayers. Since that time, appropriations subject to limitation were under the State limit. State appropriations are estimated to be approximately $6.5 billion under the limit for the 1995-96 fiscal year.

     Article XIIIB, like Article XIIIA, may require further interpretation by both the California Legislature and the courts to determine its applicability to specific situations involving the State and local taxing authorities. Depending upon such interpretation, Article XIIIB may limit significantly a governmental entity's ability to budget sufficient funds to meet debt service on bonds and other obligations.

     Certain California municipal securities held by the Fund may be obligations that are secured in whole or in part by a mortgage or deed of trust on real property. Upon the default of a mortgage or deed of trust with respect to California real property, the creditor's nonjudicial foreclosure rights under the power of sale contained in the mortgage or deed of trust are subject to the constraints imposed by California law upon transfers of title to real property by private power of sale. During the three-month period beginning with the filing of a formal notice of default, the debtor is entitled to reinstate the home mortgage by making any overdue payments. Under standard loan servicing procedures, the filing of the formal notice of default does not occur unless at least three full monthly payments have become due and remain unpaid. The power of sale is exercised by posting and publishing a notice of sale for at least 20 days after expiration of the three-month reinstatement period. Therefore, the effective minimum period for foreclosing on a mortgage could be in excess of seven months after the initial default. Such time delays in collections could disrupt the flow of revenues available to an issuer for the payment of debt service on the outstanding obligations if such defaults occur with respect to a substantial number of home mortgages or deeds of trust securing an issuer's obligations.

     Certain California municipal securities held by the Fund may be obligations that finance the acquisition of single family home mortgages for low- and moderate-income mortgagors. These obligations may be payable solely from revenues derived from the home mortgages and are subject to the California statutory limitations on the transfer of title during foreclosure proceedings as described above. Under California anti-deficiency legislation, there is no personal recourse against a mortgagor of a single family residence purchased with the loan secured by the mortgage.

     Under California law, mortgage loans secured by single family owner-occupied dwellings may be prepaid at any time. Prepayment charges on such mortgage loans may be imposed only with respect to voluntary prepayments made during the first five years of the mortgage loan's term, and cannot in any event exceed six months' advance interest on the amount prepaid in excess of 20% of the original principal amount of the mortgage loan. This limitation could affect the flow of revenues available to an issuer for debt service on the outstanding debt obligations which financed such home mortgages.

     In December 1991, Standard and Poor's Corporation ("S&P") downgraded its rating of the State's general obligation bonds to "AA" from "AAA". As the State's economy worsened and its budget deficit swelled, rating agency officials closely monitored the State's budget progress. In February 1992, Moody's Investors Service Inc. ("Moody's") downgraded its rating of the State's general obligation bonds to "Aa1" from "Aaa". In April 1992, S&P placed the State's general obligation bonds on its CreditWatch, indicating the possibility of further downgrades should the State's budget and recessionary problems persist. In July 1992, Moody's and S&P downgraded their ratings of the State's general obligation bonds to "Aa" from "Aa1", and to "A+" from "AA", respectively. On July 15, 1993, Moody's confirmed its "Aa" rating of the State's general obligation bonds. However, on July 15, 1994, Moody's, S & P and Fitch Investors Service downgraded their ratings of the State's general obligation bonds from "Aa" to "A1", "A+" to "A", and "AA" to "A", respectively.

     From mid-1990 until late 1993, California suffered a prolonged recession coupled with deteriorating fiscal and budget conditions. During this period, the state also contended with natural disasters including fires, a prolonged drought and a major earthquake in the Los Angeles area (January 1994), a rapidly growing population, and increasing social service requirements. Since the start of 1994, however, the State's economy has been on a steady recovery. Employment has grown by over 500,000 in 1994 and 1995, and the pre-recession level of total employment is expected to be matched by early 1996. The strongest growth has been in export-related industries, business services, electronics, entertainment and tourism, all of which have offset the recession-related losses which were heaviest in aerospace and defense-related industries (which accounted for two-thirds of the job losses), finance and insurance. Residential housing construction, with new permits for under 100,000 annual new units issued in 1994 and 1995, is weaker than in previous recoveries, but has been growing slowly since 1993.

     In 1994 and 1995, the State registered two consecutive years of job growth and declining unemployment rates. During 1994 and throughout most of 1995, California posted non-farm employment gains of 1.3% and 2.3%. This period has also seen personal income growth exceeding 3% annually, increasing retail sales, and increased international trade, particularly manufactured goods. Over the next two years, non-farm employment is projected to annually expand at rates above 2%. These trends are expected to continue and allow the State's recovery to gain momentum over the next two years. Over the next two years, growth in employment and personal income is forecast to outpace the growth of the national economy. Any setbacks to this recovery or future breakdowns in fiscal discipline could lead to additional budgetary pressures on State and local governments.

     The prolonged recession seriously impacted California tax revenues and produced the need for additional expenditures on health and welfare services. Since the late 1980's, the State's Administrations have recognized that its budget problems stem in part from a structural imbalance. The largest General Fund programs -- K-12 schools and community colleges, health and welfare, and corrections -- have been increasing faster than the revenue base, driven by the State's rapid population growth. These structural concerns may be exacerbated in coming years by the expected need to substantially increase capital and operating funds for corrections as a result of a "Three Strikes" law enacted in 1994.

     The principal sources of the State's General Fund revenues are the California personal income tax, 43% of total revenues, sales and use tax, 34%, and bank and corporation taxes, 13%. The State maintains a Special Fund for Economic Uncertainties (the "Special Fund") derived from General Fund revenues as a reserve to meet the cash requirements of the General Fund but which is required to be replenished as soon as sufficient revenues are available. Because of the recession, the Special Fund has had a negative balance since 1991; the Administration projects a positive balance of about $92 million in the Special Fund by June 30, 1996.

     The accumulated budget deficits over the past several years, together with expenditures for school funding, which have not been reflected in the budget, and reduction of available internal borrowable funds, have combined to significantly deplete the State's cash resources to pay its ongoing expenses. In order to meet its cash needs, the State has had to rely for several years on a series of external borrowings, including borrowings past the end of a fiscal year. Such borrowings are expected to continue in future fiscal years.

     Administration reports during the course of the 1993-1994 Fiscal Year indicated that while economic recovery appeared to have started in the second half of the fiscal year, recessionary conditions continued longer than had been anticipated when the 1993-1994 Budget Act was adopted. Overall, revenues for the 1993-1994 Fiscal Year were approximately $800 million lower than original projections, and expenditures were approximately $780 million higher, primarily because of higher health and welfare caseloads, lower property taxes which required greater State support for K-14 education to make up the shortfall, and lower than anticipated federal government payments for immigration-related costs. The reports in May and June, 1994, indicated that revenues in the second half of the 1993-94 Fiscal Year were very close to the projections made in the Governor's Budget of January 10, 1994, which was consistent with a slow turnaround in the economy.

     The Department of Finance's July 1994 Bulletin including the final June receipts, reported that June revenues were $114 million, or 2.5%, above projections, with final end-of-year results at $377 million, or approximately 1.1%, above the projections in the May 1994 Revision to the 1994-95 Governor's Budget ("May Revision"). Part of this result was due to the end-of-year adjustments and reconciliations. Personal income tax and sales tax continued to track projections. The largest factor in the higher than anticipated revenues was from bank and corporation taxes, which were $140 million, or 18.4%, above projections in June.

     During the 1993-1994 Fiscal Year, the State implemented the Deficit Retirement Plan, which was part of the 1993-94 Budget Act, by issuing $1.2 billion of revenue anticipation warrants in February 1994 maturing December 21, 1994. This borrowing reduced the cash deficit at the end of the 1993-94 Fiscal Year. Nevertheless, because of the $1.5 billion variance from the original 1993-1994 Budget Act assumptions, the General Fund ended the Fiscal Year at June 30, 1994 carrying forward an accumulated deficit of approximately $1.7 billion.

     Because of the revenue shortfall and the State's reduced internal borrowable cash resources, in addition to the $1.2 billion or revenue anticipation warrants issued as part of the Deficit Retirement and Reduction Plan, the State issued an additional $2.0 billion of revenue anticipation warrants, maturing July 26, 1994, which were needed to fund the State's obligations and expenses through the end of the 1993-94 Fiscal Year.

     On January 17, 1994, an earthquake of the magnitude of an  estimated
6.8 on the Richter Scale struck Los Angeles (the "Northbridge Earthquake"). Significant property damage to private and public facilities occurred in a four-county area including northern Los Angeles County, Ventura County, and parts of Orange and San Bernardino Counties. Although some individuals and businesses suffered losses totaling in the billions of dollars, the overall effect on the earthquake on the regional and state economy is not expected to be serious.

     The 1994-95 fiscal year represented the fourth consecutive year that the Governor and the Legislature were faced with a difficult budget environment. Many program cuts and budgetary adjustments had already been made in the last three years.

     The Governor's Budget Proposal, as updated in May and June 1994, recognized that the accumulated deficit could not be repaid in one year, and proposed a two-year solution. The budget proposal sets forth revenue and expenditure forecasts and revenue and expenditure proposals which result in operating surpluses for the budget for both 1994-95 and 1995-96, and lead to the elimination of the accumulated budget deficit, estimated at about $1.7 billion at June 30, 1994, by June 30, 1996.

     The 1994-95 Budget Act, signed by the Governor on July 8,
1994, projected revenues and transfers of $41.9 billion, $2.1 billion higher than revenues in 1993-94. This reflected the Administration's forecast of an improving economy. Also included in this figure was the projected receipt of about $360 million from the Federal Government to reimburse the State's cost of incarcerating undocumented immigrants, most of which eventually was not received. The Legislature took no action on a proposal in the January 1994-95 Governor's Budget to undertake an expansion of the transfer of certain programs to counties, which would also have transferred to counties 0.5% of the State's current sales tax.

     The 1994-95 Budget Act projected Special Fund revenues of $12.1 billion, a decrease of 2.4% from 1993-94 estimated revenues. The 1994-95 Budget Act projected General Fund expenditures of $40.9 billion, an increase of $1.6 billion over 1993-94. The 1994-95 Budget Act also projected Special Fund expenditures of $12.3 billion, a 4.7% increase over 1993-94 estimated expenditures.

     Among other major features of the 1994-95 Budget Act were reductions in health and welfare costs, increases in educational funding, and increased funding for anticipated growth in the State's prison inmate population, including provisions for implementing recent legislation which requires mandatory life prison terms for certain third time felony offenders.

     The 1994-95 Budget Act contained no tax increases. Under legislation enacted for the 1993-94 Budget Act, the renters' tax credit was suspended for two years (1993 and 1994). A ballot proposition to permanently restore the renters' tax credit after this year failed at the June, 1994 election. The Legislature enacted a further one-year suspension of the renters' tax credit, for 1995, saving approximately $390 million in the 1995-96 Fiscal Year.

     The 1994-95 Budget assumed that the State would use a cash flow borrowing program in 1994-95 which combined one-year notes and two-year warrants, which have now been issued. Issuance of the warrants allows the State to defer repayment of approximately $1.0 billion of its accumulated budget deficit into the 1995-96 Fiscal Year. The Budget Adjustment law enacted along with the 1994-95 Budget Act is designed to ensure that the warrants will be repaid in the 1995-96 Fiscal Year.

     Because of the accumulated budget deficit over the past several years, the payment of certain unbudgeted expenditures to schools to maintain constant per-pupil aid levels, and a reduction of the level of available internal borrowing, the State's cash resources have been significantly reduced. This has required the State to rely on a series of external borrowings for the past several years to pay its normal expenses, including borrowings which have gone past the end of the fiscal year. In February 1994, the State borrowed $3.2 billion, maturing by December 1994. In July 1994, the State borrowed a total of $7.0 billion to meet its cash flow requirements for the 1994-95 fiscal year and to fund part of its deficit into the 1995-96 fiscal year. A total of $4.0 billion of this borrowing matures in April 1996. The State will continue to utilize external borrowing to meet its cash needs to the foreseeable future.

     In order to assure repayment of the $4 billion, 22-month borrowing, the State enacted legislation (the "Trigger Law") which can lead to automatic, across-the-board cuts in General Fund expenditures in either the 1994-95 or 1995-96 fiscal years if cash flow projections made at certain times during those years show deterioration from the projections made in July 1994 when the borrowings were made. This plan places the burden on the legislature to maintain ongoing control over the annual budget, and could exert additional pressure on local governments reliant on appropriated program expenditures. On November 15, 1994, the State Controller as part of the Trigger Law reported that the cash position of the General Fund on June 30, 1995 would be about $580 million better than earlier projected, so no automatic budget adjustments were required in 1994-95. The Controller's report showed that loss of federal funds was offset by higher revenues, lower expenditures, and certain other increases in cash resources.

     Again in 1995, the State experienced difficulties in obtaining a consensus on the Budget which produced a two-month delay in passage. The enacted FY 1995-96 Budget projects General Fund revenues of $44.1 billion and expenditures of $43.4 billion. Key components built into the budget included the receipt of about $830 million of new Federal aid for undocumented aliens' costs and the successful resolution of litigation concerning previous budget actions. This Budget proposes to eliminate the outstanding deficit including all short-term borrowings and generate a small surplus of $289 million by year end. On October 16, 1995, the State Controller indicated that the cash position of the General Fund exceeded requirements for enacting the Trigger Law. Initial results show that the major tax sources (Income, Sales and Corporation Taxes) of the state are exceeding projections by $440 million. The tax revenue growth provides some evidence of the breadth of California's economic rebound and offsets some reductions in anticipated Federal aid during 1995. Attainment of FY 1995-96 Budget projections hinge on the continuation of the economic recovery into 1996 and the maintenance of fiscal discipline by the state.


     On January 10, 1996, the Governor released his proposed budget for the next fiscal year (the "Governor's Budget"). The governor requested total General Fund appropriations of about $45.2 billion, based on projected revenues and transfers of about $45.6 billion. The Governor renewed a proposal, which had been rejected by the Legislature in 1995, for a 15 percent phased cut in individual and corporate tax rates over three years (the budget proposal assumes this will be enacted, reducing revenues in 1996-97 by about $600 million). There was also a proposal to restructure trial court funding in a way which would result in a $300 million decrease in General fund revenues. The Governor's budget projects external cash flow borrowing of up to $3.2 billion, to mature by June 30, 1997.

     ORANGE COUNTY BANKRUPTCY PROCEEDINGS. On December 6, 1994, Orange County, California (the "County"), together with its pooled investment funds (the "Pooled Funds") filed for protection under Chapter 9 of the Federal Bankruptcy Code, after reports that the Pooled Funds had suffered significant market losses in their investments, causing a liquidity crisis for the Pooled Funds and the County. More than 200 other public entities, most of which, but not all, are located in the County, were also depositors in the Pooled Funds. As of mid-January 1995, following a restructuring of most of the Pooled Funds' assets to increase their liquidity and reduce their exposure to interest rate increases, the County estimated the Pooled Funds' loss at about $1.69 billion, or about 23% of their initial deposits approximately $7.5 billion. A Recovery Plan which includes the diversion of public transit revenues to the General Fund was adopted by the County and approved by the State Legislature in the fall of 1995. The most recent plan calls for the County to pay for investment losses to the investment pool participants over 15 years. Before the plan can be submitted to the bankruptcy court for approval, the proposal must be unanimously approved by the investment pool participants. The County anticipates receiving court approval of the plan and emerging from bankruptcy by the end of fiscal year 1996.

     The State has no existing obligation with respect to any outstanding obligations or securities of Orange County or any of the other participating entities.

     LITIGATION. The State is a party to numerous legal proceedings, many of which normally recur in governmental operations. In addition, the State is involved in certain other legal proceedings that, if decided against the State, may require the State to make significant future expenditures or may impair future revenue sources.

     Among the more significant lawsuits pending against the State are the following: (i) a lawsuit seeking reimbursement for alleged state-mandated costs; (ii) lawsuits related to contamination at the Stringfellow toxic waste site; (iii) an action involving 3,000 plaintiffs seeking recovery for damages caused by the Yuba River flood of February, 1986; (iv) challenges to several budget appropriations in the 1994 and 1995 budget acts; and (v) actions challenging the transfer of moneys from special fund accounts within the State Treasury to the State's General Fund.

     RISK FACTORS AND SPECIAL CONSIDERATIONS RELATING TO NEW YORK MUNICIPAL
SECURITIES: Because Mackenzie New York Municipal Fund intends to concentrate its investments in issuers located in New York (as used in this subsection, the "State"), the Fund will be significantly affected by any economic, political or regulatory developments which affect the ability of New York issuers to pay interest or repay principal on their obligations. The following information constitutes only a brief summary, does not purport to be a complete description and is based on information from sources believed by the Trust to be reliable, including official statements relating to securities offerings of New York issuers and periodic publications by national rating organizations. Such information, however, has not been independently verified by the Trust.

     NEW YORK STATE. The financial condition of the State may be affected by various financial, social, economic and political factors. Those factors can be very complex, may vary from fiscal year to fiscal year, and are frequently the result of actions taken not only by the State and its agencies and instrumentalities but also by entities that are not under the control of the State. Adverse developments affecting the State's financing activities, its authorities, the City of New York (the "City") or other localities could adversely affect the State's financial condition.

     There are a number of methods by which the State may incur debt.
Under the State Constitution, the State may not, with limited exceptions for emergencies, undertake long-term borrowing (i.e., borrowing for more than one year) unless the borrowing is authorized in a specific amount for a single work or purpose by the Legislature and approved by the voters. There is no limitation on the amount of long-term debt that may be so authorized and subsequently incurred by the State.

     The State may undertake short-term borrowings without voter approval
(i) in anticipation of the receipt of taxes and revenues, by issuing tax and revenue anticipation notes, and (ii) in anticipation of the receipt of proceeds from the sale of duly authorized but unissued bonds, by issuing bond anticipation notes. The State may also, pursuant to specific constitutional authorization, directly guarantee certain obligations of the State of New York's authorities and public benefit corporations ("Authorities"). Payments of debt service on New York State general obligation and New York State-guaranteed bonds and notes are legally enforceable obligations of the State of New York.

     The State also employs two other types of long- term financing mechanisms that are State-supported but do not result in general obligations of the State: moral obligation and lease-purchase or contractual- obligation financing. Payments for principal and interest due on general obligation bonds, interest due on bond anticipation notes and on tax and revenue anticipation notes were $2.471 and $2.722 billion in the aggregate for the State's 1994-95 and 1995-96 fiscal years, respectively, and were estimated to be $2.926 billion for the State's 1996-97 fiscal year. The State has never defaulted on any of its general obligation indebtedness or its obligations under lease-purchase or contractual-obligation financing arrangements and has never been called upon to make any direct payments pursuant to its guarantees. There has never been a default on any moral obligation debt of any Authority.

     In 1990, as part of a State fiscal reform program, legislation was enacted creating the New York Local Government Assistance Corporation ("LGAC"), a public benefit corporation empowered to issue long-term obligations to fund certain payments to local governments traditionally funded through New York State's annual seasonal borrowing. The legislation empowered LGAC to issue its bonds and notes in an amount not in excess of $4.7 billion (exclusive of certain refunding bonds) plus certain other amounts. As of June 1995, LGAC had issued its bonds to provide net proceeds of $4.7 billion completing the program. The impact of LGAC's borrowing is that the State is able to meet its cash flow needs in the first quarter of the fiscal year without relying on short-term seasonal borrowings. The 1996-97 State Financial Plan includes no spring borrowing. This reflects success of the LGAC program in permitting the State to accelerate local aid payments from the first quarter of the current fiscal year to the fourth quarter of the previous fiscal year.

     On January 6, 1992, Moody's lowered from "A" to "Baa1" its rating of those New York State bonds that are backed by annual legislative appropriations. Moody's also placed its "A" rating of the State's general obligation bonds under review for possible downgrading. On January 13, 1992, S&P lowered its rating of the State's general obligation bonds from "A" to "A-." Moody's and S&P variously cited the State's continued economic deterioration, chronic operating deficits, and the legislative stalemate in closing the budget gap, as factors contributing to the downgrades. On February 14, 1994, S&P raised its outlook to positive and, on July 13, 1995, confirmed its "A-" rating on the State's general obligation bonds. On July 3, 1995, Moody's reconfirmed its "A" rating on the State's general obligation bonds.

     The State Constitution requires the Governor to submit to the Legislature a balanced Executive Budget which contains a complete plan of expenditures for the ensuing fiscal year and all moneys and revenues estimated to be available therefor, accompanied by bills containing all proposed appropriations or reappropriation and any new or modified revenue measures to be enacted in connection with the Executive Budget. The entire plan constitutes the proposed State financial plan for that fiscal year. The Governor submits to the Legislature, on at least a quarterly basis, reports of actual receipts, revenues, disbursements, expenditures, tax refunds and reimbursements, and repayment of advances in form suitable for comparison with the State financial plan, together with explanations of deviations from the State financial plan. At such time, the Governor is required to submit any amendments to the State financial plan necessitated by such deviations.

     The State ended its 1995-96 fiscal year on March 31, 1996 with a General Fund cash surplus. The Division of the Budget reported that revenues exceeded projections by $270 million, while spending for social service programs was lower than forecast by $120 million and all other spending was lower by $55 million. The General Fund closing fund balance was $287 million, an increase of $129 million from 1994-95 levels. General Fund receipts totaled 32.81 billion, a decrease of 1.1 percent from 1994-95 levels. This decrease reflects the impact of tax reductions enacted and effective in both 1994 and 1995. General Fund disbursements totaled $32.68 billion for the 1995-96 fiscal year, a decrease of 2.2 percent from 1994-95 levels.

     The State's budget for the 1996-97 fiscal year was enacted by the Legislature on June 13, 1996, more than three months after the start of the fiscal year. Prior to adoption of the budget, the Legislature enacted appropriations for disbursements considered to be necessary for State operations and other purposes, including all necessary appropriations for debt service. The State Financial Plan for 1996-97 fiscal year was formulated on July 25, 1996 and is based on the State's budget as enacted by the Legislature and signed into law by the Governor.

     The 1996-97 State Financial Plan is projected to be balanced on cash basis. As compared to the Governor's proposed budget as revised on March 20, 1996, the State's adopted budget for 1996-97 increases General Fund spending by $842 million, primarily from increases for education, special education and higher education ($563 million). The balance represents funding increases to a variety of other programs, including community projects and increased assistance to fiscally distressed cities. Resources used to fund these additional expenditures include $540 million in increased revenues projected for 1996-97 based on higher-than-projected tax collections during the first half of calendar 1996, $110 million in projected receipts from a new State tax amnesty program, and other resources including certain non-recurring resources. The total amount of non-recurring resources included in the 1996-97 state budget is projected to be $1.3 billion, or 3.9 percent of total General Fund receipts.

     The State Financial Plan is based upon forecasts of national and State economic activity. Economic forecasts have frequently failed to predict accurately the timing and magnitude of changes in the national and State economies. Many uncertainties exist in forecasts of both the national and State economies, including consumer attitudes toward spending, federal financial and monetary policies, the availability of credit and the condition of the world economy, which could have an adverse effect on the State. There can be no assurance that the State economy will not experience worse-than-predicted results in the 1995-96 fiscal year, with corresponding material and adverse effects on the State's projections of receipts and disbursements.

     The General Fund is projected to be balanced on a cash basis for the 1996-97 fiscal year. Total receipts and transfers from other funds are projected to be $33.17 billion, an increase of $365 million from the prior fiscal year. Total General fund disbursements and transfers to other funds are projected to be $33.12 billion, an increase of $444 million from the total amount disbursed in the prior fiscal year.

     There can be no assurance that the State will not face substantial potential budget gaps in future years resulting from a significant disparity between tax revenues projected from a lower recurring receipts base and the spending required to maintain State programs at current levels. To address any potential budgetary imbalance, the State may need to take significant actions to align recurring receipts and disbursements in future fiscal years.

     The State anticipates that its borrowings for capital purposes in its 1996-97 fiscal year will consist of approximately $411 million in general obligation bonds and $154 million in general obligation commercial paper issuances. In addition, it is anticipated that the State will issue $153.6 million in general obligation bonds for the purpose of redeeming outstanding bond anticipation notes. The Legislature has also authorized the issuance of up to $101 million in certificates of participation for equipment purchases during the State's 1996-97 fiscal year. The projection of the State regarding its borrowings for the 1996-97 fiscal year may change if actual receipts fall short of State projections or if other circumstances require.

     AUTHORITIES. The fiscal stability of the State is related to the fiscal stability of its Authorities, which generally have responsibility for financing, constructing and operating revenue producing public benefit facilities. Authorities are not subject to the constitutional restrictions on the incurrence of debt that apply to the State itself and may issue bonds and notes within the amounts of, and as otherwise restricted by, their legislative authorization. As of September 30, 1995, the latest data available, 17 Authorities had outstanding debt of $100 million or more.
The aggregate outstanding debt, including refunding bonds, of these 17 Authorities was $73.45 billion.

     Several Agencies have experienced financial difficulties in the past. Certain Agencies continue to experience financial difficulties requiring financial assistance from the State. The Metropolitan Transportation Authority (the "MTA") receives the bulk of this financial assistance in order to carry out mass transit and commuter services. For the 1996-97 State fiscal year, total State assistance to the MTA is estimated at approximately $1.09 billion. Failure of the State to appropriate necessary amounts or to take other action to permit certain Agencies to meet their obligations could result in a default by one or more of such Agencies. If a default were to occur, it would likely have a significant effect on the marketability of obligations of the State and the Agencies.

     State legislation accompanying the 1996-97 adopted State budget authorized the MTA, the Triborough Bridge and Tunnel Authority (the "TBTA") and the New York City Transit Authority and the Manhattan and Bronx Surface Transit Operating Authority (the "TA"). TA to issue an aggregate of $6.5 billion in bonds to finance a portion of a new $11.98 billion MTA capital plan for the 1995 through 1999 calendar years (the "1995-99 Capital Program"), and authorized the MTA to submit the 1995-99 Capital Program to the Capital Program Review Board for approval. This plan will supersede the overlapping portion of the MTA's 1992-96 Capital Program. This is the fourth capital plan since the Legislature authorized procedures for the adoption, approval and amendment of MTA capital programs and is designed to upgrade the performance of the MTA's transportation systems by investing in new rolling stock, maintaining replacement schedules for existing assets and bringing the MTA system into a state of good repair. The 1995-99 Capital Program assumes the issuance of an estimated $5.1 billion in bonds under this $6.5 billion aggregate bonding authority. The remainder of the plan is projected to be financed through assistance from the State, the federal government, and the City of New York, and from various other revenues generated from actions taken by the MTA.

     There can be no assurance that all the necessary governmental actions for the 1995-99 Capital Program or future capital programs will be taken, that funding sources currently identified will not be decreased or eliminated, or that the 1995-99 Capital Program, or parts thereof, will not be delayed or reduced. If the 1995-99 Capital Program is delayed or reduced, ridership and fare revenues may decline, which could, among other things, impair the MTA's ability to meet its operating expenses without additional State assistance.

    NEW YORK CITY AND MUNICIPAL ASSISTANCE CORPORATION. The fiscal health of the State is closely related to the fiscal health of its localities, particularly the City of New York, which has required and continues to require significant financial assistance from the State. The City's independently audited operating results for each of its 1981 through 1995 fiscal years, which end on June 30, show a General Fund surplus reported in accordance with GAAP. The City has eliminated the cumulative deficit in its net General Fund position.

     The City's economy, whose rate of growth slowed substantially over the past three years, is currently in recession. During the 1990 and 1991 fiscal years, as a result of the slowing economy, the City has experienced significant shortfalls in almost all of its major tax sources and increases in social services costs, and has been required to take actions to close substantial budget gaps in order to maintain balanced budgets in accordance with the Financial Plan.

     In 1975, New York City suffered a fiscal crisis that impaired the borrowing ability of both the City and the State. In that year the City lost access to public credit markets and was not able to sell debt to the public again until 1979. In response to the City's fiscal crisis, the State created the Municipal Assistance Corporation ("MAC") to provide financing assistance for the City, and the New York State Financial Control Board (the "Control Board") to exercise certain oversight and review functions with respect to the City's financing. Prior to 1985, MAC had the authority to issue bonds and notes and to pay or lend the proceeds to the City. Since 1985 MAC has been authorized to issue bonds and notes only to refund its outstanding bonds and notes. MAC also has the authority to exchange its obligations for City obligations. MAC bonds are payable from appropriations of certain State sales and use taxes imposed by the City, the State stock transfer tax and per capita State aid to the City. The State is not, however, obligated to continue these taxes, continue to appropriate revenue from these taxes or continue the appropriation of per capita State aid to pay MAC obligations. MAC does not have taxing powers and its bonds are not obligations enforceable against either the City or the State.

     According to a recent OSDC economic report, the City's economy was slow to recover from the recession and is expected to experience a weak employment situation, and moderate wage and income growth, during the 1995-96 period. Also, Financial Plan reports of OSDC, the Control Board, and the City Comptroller have variously indicated that many of the City's balanced budgets have been accomplished, in part, through the use of non-recurring resource, tax and fee increases, personnel reductions and additional State assistance; that the City has not yet brought its long-term expenditures in line with recurring revenues; that the City's proposed gap-closing programs, if implemented, would narrow future budget gaps; that these programs tend to rely heavily on actions outside the direct control of the City; and that the City is therefore likely to continue to face futures projected budget gaps requiring the City to reduce expenditures and/or increase revenues. According to the most recent staff reports of OSDC, the Control Board and the City Comptroller during the four- year period covered by the current Financial Plan, the City is relying on obtaining substantial resources from initiatives needing approval and cooperation of its municipal labor unions, Covered Organizations, and City Council, as well as the State and Federal governments, among others, and there can be no assurance that such approval can be obtained.

     On February 11, 1991, Moody's lowered its rating on the City's general obligation bonds to "Baa1" from "A". On July 6, 1993, S&P reaffirmed the City's "A-" rating on $20.4 billion of general obligation bonds stating that "[t]he City has identified additional gap- closing measures that have recurring value and will reduce next year's budget gap . . . by approximately $400 million." Officials at Moody's also indicated that there were no plans to alter its "Baa1" rating on the City's general obligation bonds.

     On July 10, 1995, S&P revised its rating on the City's general obligation bonds downward to "BBB+." S&P stated that "structural budgetary balance remains elusive because of persistent softness in the City's economy, highlighted by weak job growth and a growing dependence on the historically volatile financial services sector." Other factors identified by S&P in lowering its rating on City general obligation bonds, included a trend of using one-time measures, including debt refinancings, to close projected budget gaps, dependence on unratified labor savings to help balance the City's financial plan, optimistic projections of additional federal and State aid or mandate relief, a history of cash flow difficulties caused by State budget delays and continued high debt levels. Since July 15, 1993, Fitch Investors Service ("Fitch") has maintained an "A" rating on the City's general obligation bonds. On July 12, 1995, Fitch stated that the City's credit trend remains "declining."

     The Mayor is responsible for preparing the City's four-year financial plan. On February 10, 1994 the City released a financial plan for the 1996 through 1999 fiscal years (the "1996 1999 Financial Plan" or "Financial Plan"). The City's projections set forth in the Financial Plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Changes in major assumptions could significantly affect the City's ability to balance its budget as required by State law and to meet its annual cash flow and financing requirements. Such assumptions and contingencies include the condition of the regional and local economies, the impact on real estate tax revenues of the real estate market, wage increases for City employees consistent with those assumed in the Financial Plan, employment growth, the ability to implement proposed reductions in City personnel and other cost reduction initiatives which may require in certain cases the cooperation of the City's municipal unions, the ability of the New York City Health and Hospitals Corporation ("HHC") and the Board of Education ("BOE") to take actions to offset reduced revenues, the ability to complete revenue generating transactions, provision of State and federal aid and mandate relief and the impact on City revenues of proposals for federal and State welfare reform.

     Estimates of the City's revenues and expenditures are based on numerous assumptions and are subject to various uncertainties. If expected federal or State aid is not forthcoming, if unforeseen developments in the economy significantly reduce revenues derived from economically sensitive taxes or necessitate increased expenditures for public assistance, if the City should negotiate wage increases for its employees greater than the amounts provided for in the City's financial plan or if other uncertainties materialize that reduce expected revenues or increase projected expenditures, then, to avoid operating deficits, the City may be required to implement additional actions, including increases in taxes and reductions in essential City services. The City might also seek additional assistance from New York State.

     OTHER LOCALITIES. Certain localities, in addition to the City, could have financial problems leading to requests for additional State assistance during the State's 1996-97 fiscal year and thereafter. The potential impact on the State of such requests by localities is not included in the projections of the State receipts and disbursements in the State's 1996-97 fiscal year.

     Fiscal difficulties experienced by the City of Yonkers ("Yonkers") resulted in the re-establishment of the Financial Control Board for the City of Yonkers (the "Yonkers' Board") by the State in 1984. The Yonkers' Board is charged with oversight of the fiscal affairs of Yonkers. Future actions taken by the Governor or the Legislature to assist Yonkers could result in allocation of State resources in amounts that cannot yet be determined.

     Municipalities and school districts have engaged in substantial short-term and long-term borrowings. In 1994, the total indebtedness of all localities in the State other than the City was approximately $17.7 billion, a small portion (approximately $82.9 million) of that indebtedness represented borrowing to finance budgetary deficits and was issued pursuant to enabling State legislation. State law requires the Comptroller to review and make recommendations concerning the budgets of those local government units other than the City authorized by State law to issue debt to finance deficits during the period that such deficit financing is outstanding. Seventeen localities had outstanding indebtedness for deficit financing at the close of their fiscal year ending in 1994.

     From time to time, Federal expenditure reductions could reduce, or in some cases eliminate, Federal funding of some local programs and accordingly might impose substantial increased expenditure requirements on affected localities. If the State, the City or any of the Authorities were to suffer serious financial difficulties jeopardizing their respective access to the public credit markets, the marketability of notes and bonds issued by localities within the State could be adversely affected. Localities also face anticipated and potential problems resulting from certain pending litigation, judicial decisions and long-range economic trends. The longer-range problems of declining urban population, increasing expenditures and other economic trends could adversely affect localities and require increasing State assistance in the future.

     LITIGATION. Certain litigation pending against the State, its subdivisions and their officers and employees could have a substantial and long-term adverse effect on State finances. The State is a party to numerous legal proceedings, many of which normally recur in governmental operations. Because of the prospective nature of these proceedings, no estimate of the potential loss can be made.

     Among the more significant of these cases are those that involve: (i) claims to land in upstate New York by several Indian tribes; (ii) certain aspects of the State's Medicaid policies and its rates and regulations, including reimbursements to providers of mandatory and optional Medicaid services; (iii) a challenge to the practice of reimbursing certain Office of Mental Health patient care expenses from the client's Social Security benefits; (iv) an action against the State and City officials alleging inadequate shelter allowances to maintain proper housing; (v) a claim that
the assessment of the petroleum business tax pursuant to Tax Law   301 to
such fuel violates the Commerce Clause of the United States Constitution; and (vi) claims against Yonkers, its public schools, the State, the State Education Department and the New York State Urban Development Corporation that the defendants have not fulfilled their responsibility to alleviate segregation in public schools in Yonkers.

     The legal proceedings noted above involve State finances, State programs and miscellaneous tort, real property and contract claims in which the State is a defendant and the monetary damages sought are substantial. These proceedings could affect adversely the financial condition of the State in the 1996-97 fiscal year or thereafter. Adverse developments in these proceedings or the initiation of new proceedings could affect the ability of the State to maintain a balanced 1996-97 State Financial Plan. An adverse decision in any of these proceedings could exceed the amount of the 1996-97 State Financial Plan reserve for the payment of judgments and, therefore, could affect the ability of the State to maintain a balanced 1996-97 State Financial Plan. The State has stated its belief that the 1996-97 State Financial Plan includes sufficient reserves for the payment of judgments that may be required during the 1996-97 fiscal year.


                        U.S. GOVERNMENT SECURITIES

     The Funds may invest in U.S. Government securities. U.S. Government securities are obligations of, or guaranteed by, the U.S. Government, its agencies or instrumentalities. Securities guaranteed by the U.S. Government include: (1) direct obligations of the U.S. Treasury (such as Treasury bills, notes, and bonds), and (2) Federal agency obligations guaranteed as to principal and interest by the U.S. Treasury (such as GNMA certificates, which are mortgage-backed securities). When these securities are held to maturity, the payment of principal and interest is unconditionally guaranteed by the U.S. Government, and thus they are of the highest possible credit quality. U.S. Government securities that are not held to maturity are subject to variations in market value due to fluctuations in interest rates.

     Mortgage-backed securities are securities representing part ownership of a pool of mortgage loans. For example, GNMA certificates are such securities in which the timely payment of principal and interest is guaranteed by the full faith and credit of the U.S. Government. Although the mortgage loans in the pool will have maturities of up to 30 years, the actual average life of the loans typically will be substantially less because the mortgages will be subject to normal principal amortization and may be prepaid prior to maturity. Prepayment rates vary widely and may be affected by changes in market interest rates. In periods of falling interest rates, the rate of prepayment tends to increase, thereby shortening the actual average life of the security. Conversely, when interest rates are rising, the rate of prepayments tends to decrease, thereby lengthening the actual average life of the security (and increasing the security's price volatility). Accordingly, it is not possible to predict accurately the average life of a particular pool. Reinvestment of prepayments may occur at higher or lower rates than the original yield on the certificates. Due to the prepayment feature and the need to reinvest prepayments of principal at current rates, GNMA certificates can be less effective than typical bonds of similar maturities at "locking in" yields during periods of declining interest rates. GNMA certificates may appreciate or decline in market value during periods of declining or rising interest rates, respectively.

     Securities issued by U.S. Government instrumentalities and certain federal agencies are neither direct obligations of nor guaranteed by the U.S. Treasury. However, they involve Federal sponsorship in one way or another; some are backed by specific types of collateral; some are supported by the issuer's right to borrow from the Treasury; some are supported by the discretionary authority of the Treasury to purchase certain obligations of the issuer; others are supported only by the credit of the issuing government agency or instrumentality. These agencies and instrumentalities include, but are not limited to, Federal Land Banks, Farmers Home Administration, Central Bank for Cooperatives, Federal Intermediate Credit Banks, Federal Home Loan Banks, Federal National Mortgage Association and Student Loan Marketing Association.

                     INVESTMENT-GRADE DEBT SECURITIES

      Bonds rated Aaa by Moody's and AAA by S&P are judged to be of the best quality (i.e., capacity to pay interest and repay principal is extremely strong). Bonds rated Aa/AA are considered to be of high quality (i.e., capacity to pay interest and repay principal is very strong and differs from the highest rated issues only to a small degree). Bonds rated A are viewed as having many favorable investment attributes, but elements may be present that suggest a susceptibility to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories. Bonds rated Baa/BBB (considered by Moody's to be "medium grade" obligations) are considered to have an adequate capacity to pay interest and repay principal, but certain protective elements may be lacking (i.e., such bonds lack outstanding investment characteristics and have some speculative characteristics). The Fund may invest in debt securities that are given an investment-grade rating by Moody's or S&P, and may also invest in unrated debt securities that are considered by IMI to be of comparable quality.

             BANKING INDUSTRY AND SAVINGS AND LOAN OBLIGATIONS

     The Funds may invest in bank obligations, which may include certificates of deposit, bankers' acceptances, and other short-term debt obligations. Certificates of deposit are negotiable certificates issued against funds deposited in a commercial bank for a definite period of time and earning a specified return. Bankers' acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are "accepted" by a bank (meaning, in effect that the bank unconditionally agrees to pay the face value of the instrument on maturity). Investments in certificates of deposit and bankers' acceptances are limited to obligations of (i) banks having total assets in excess of $1 billion, and (ii) other banks which do not meet the $1 billion asset requirement, if the principal amount of such obligation is fully insured by the Federal Deposit Insurance Corporation ("FDIC"). Investments in certificates of deposit of savings associations are limited to obligations of federally or state chartered institutions that have total assets in excess of $1 billion and whose deposits are insured by the FDIC.

                             COMMERCIAL PAPER

     The Funds may invest in commercial paper. Commercial paper represents short-term unsecured promissory notes issued in bearer form by bank holding companies, corporations and finance companies. Investments in commercial paper are limited to obligations rated Prime-1 by Moody's Investors Service, Inc. ("Moody's") or A-1 by Standard and Poor's Corporation ("S&P") or, if not rated by Moody's or S&P, issued by companies having an outstanding debt issue currently rated Aaa or Aa by Moody's or AAA or AA by S&P.

                           REPURCHASE AGREEMENTS

     The Funds may enter into repurchase agreements. Repurchase agreements are contracts under which a Fund buys a money market instrument and obtains a simultaneous commitment from the seller to repurchase the instrument at a specified time and at an agreed-upon yield. A Fund will not enter into a repurchase agreement with more than seven days to maturity if, as a result, more than 10% of the Fund's net assets would be invested in illiquid securities including such repurchase agreements. The Funds may enter into repurchase agreements with banks or broker-dealers deemed to be creditworthy by MIMI under guidelines approved by the Board of Trustees.
In the unlikely event of failure of the executing bank or broker-dealer, a Fund could experience some delay in obtaining direct ownership of the underlying collateral and might incur a loss if the value of the security should decline, as well as costs in disposing of the security.

                                 BORROWING

     As a fundamental policy, the Funds may borrow from banks as a temporary measure for extraordinary or emergency purposes. A Fund may borrow in amounts up to 10% of its total assets taken at cost or market value, whichever is lower. All borrowings will be repaid before any additional investments are made. A Fund may not mortgage, pledge or in any other manner transfer any of its assets as security for any indebtedness. Borrowing may exaggerate the effect on a Fund's net asset value of any increase or decrease in the value of the Fund's portfolio securities.
Money borrowed will be subject to interest costs (which may include commitment fees and/or the cost of maintaining minimum average balances).

                    RESTRICTED AND ILLIQUID SECURITIES

     It is each Fund's policy that restricted securities, including restricted securities offered and sold to "qualified institutional buyers" under Rule 144A under the Securities Act of 1933, as amended (the "1933 Act"), and any other illiquid securities (including certain repurchase agreements and other securities which are not readily marketable) may not constitute, at the time of purchase, more than 10% of the value of the Fund's net assets. Issuers of restricted securities may not be subject to the disclosure and other investor protection requirements that would be applicable if their securities were publicly traded. Restricted securities may be sold only in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the 1933 Act. Where a registration statement is required, a Fund may be required to bear all or part of the registration expenses. There may be a lapse of time between the Fund's decision to sell a restricted or illiquid security and the point at which the Fund is permitted or able to do so.
If, during such a period, adverse market conditions were to develop, the Fund might obtain a price less favorable than the price that prevailed when it decided to sell. Since it is not possible to predict with assurance that the market for securities eligible for resale under Rule 144A will continue to be liquid, each Fund will carefully monitor each of its investments in these securities, focusing on factors, such as valuation, liquidity and availability of information. This investment practice could have the effect of increasing the level of illiquidity in a Fund to the extent that qualified institutional buyers become, for a time, uninterested in purchasing these restricted securities.


                           TEMPORARY INVESTMENTS

     From time to time on a temporary basis, a Fund may invest in fixed-income obligations the interest on which is subject to Federal income tax. Except when a Fund is in a "defensive" investment position, it will not purchase a taxable security if, as a result, more than 20% of its total net assets would be invested in taxable securities.

     This limitation is a fundamental policy of each Fund, i.e., it may not be changed without a majority vote of a Fund's outstanding securities. Temporary taxable investments of a Fund may consist of obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities, commercial paper rated A-l by S&P or Prime-1 by Moody's, corporate obligations rated AAA or AA by S&P or Aaa or Aa by Moody's, certificates of deposit or bankers' acceptances of domestic banks or thrifts with at least $1 billion in assets, or repurchase agreements with such banks or with broker-dealers. Repurchase agreements may be entered into with respect to any securities eligible for investment by a Fund, including municipal securities. The income from a repurchase agreement with respect to a municipal security would not be tax- exempt. See "Repurchase Agreements," "Restricted and Illiquid Securities" and Appendix A for a further description of repurchase agreements, illiquid securities and of the Moody's and S&P ratings relating to taxable securities.

     MACKENZIE NATIONAL MUNICIPAL FUND, MACKENZIE CALIFORNIA MUNICIPAL FUND AND MACKENZIE NEW YORK MUNICIPAL FUND ONLY: Each of these three Funds may invest in short-term municipal securities for temporary defensive purposes. Short-term municipal securities consist of notes and short-term municipal loans and obligations, including municipal paper, master demand notes and variable rate demand notes. Short-term municipal notes include Tax Anticipation Notes (i.e, notes issued in anticipation of the receipt of tax funds), Bond Anticipation Notes (i.e, notes issued in anticipation of receipt of the proceeds of bond placements), Revenue Anticipation Notes (i.e, notes issued in anticipation of the receipt of revenues other than taxes or bond placements), and Project Notes (i.e, obligations of municipal housing agencies on which the payment of principal and interest ordinarily is backed by the full faith and credit of the U.S. Government) when a market for such securities exists. Municipal paper typically consists of the very short-term unsecured negotiable promissory notes of municipal issuers.

     A municipal master demand note is an arrangement under which a Fund participates in a note agreement between a bank acting on behalf of its clients and a municipal borrower, whereby amounts maintained by the Fund in an account with the bank are provided to the municipal borrower and payments of interest and principal on the note are credited to the Fund's account. Interest rates on master demand notes typically are tied to market interest rates, and therefore may fluctuate daily. The amounts borrowed under these notes may be repaid at any time by the borrower without penalty, and must be repaid upon the demand of the Fund. Variable rate demand notes are tax-exempt obligations that are payable by the municipal issuer at par value plus accrued interest on demand by the Fund (generally with three to ten days' notice). If no demand is made, the note will mature on a specified date from one to thirty years from its issuance. Payment on the note may be backed by a stand-by letter of credit. As with a master demand note, the yield on a variable rate demand note is adjusted automatically to reflect a particular market rate. Variable rate demand notes typically are callable by the issuer prior to maturity.

     Where short-term municipal securities are rated, a Fund will limit its investments to "high quality" short-term securities. For short-term municipal notes this includes ratings of AA or better by Standard & Poor's Corporation ("S&P") or MIG 2 or better by Moody's Investors Service, Inc. ("Moody's"); for municipal paper this includes A-2 or better by S&P or Prime-2 or better by Moody's. Unrated short-term municipal securities will be included within the Fund's overall limitation on investments in unrated securities. This limitation provides that not more than 20% of a Fund's total assets may be invested in unrated municipal securities, exclusive of unrated securities that are guaranteed as to principal and interest by the full faith and credit of the U.S. Government or are issued by an issuer having outstanding an issue of municipal bonds within one of the four highest ratings classifications.

                        OTHER INVESTMENT TECHNIQUES

     Although none of the Funds have done so in the last year and have no current intention of doing so in the foreseeable future, each Fund may (i) lend its portfolio securities, (ii) purchase securities on a "when-issued" or firm commitment basis, (iii) acquire puts or standby commitments, (iv) engage in transactions in certain types of financial futures (such as interest rate futures) and related options, and options on individual securities and bond indices, (v) engage in "conversion" and spread transactions, and (vi) write straddles.

     Investments in the obligations of the governments of Puerto Rico and Guam require a careful assessment of certain risk factors, including reliance on substantial Federal assistance and favorable tax programs, above- average levels of unemployment and low wealth levels, and susceptibility to adverse shifts in the energy prices as well as U.S. foreign trade/monetary policies.

                          INVESTMENT RESTRICTIONS

     The Funds' investment objectives as set forth in the Prospectus under "Investment Objectives and Policies," together with the investment restrictions set forth below, are fundamental policies of the Funds and may not be changed with respect to a particular Fund without the approval of a majority of the Fund's outstanding voting shares. Under these restrictions, a Fund may not:

       (i) purchase securities of any one issuer (except U.S. government securities) if as a result more than 5% of the Fund's total assets would be invested in such issuer or the Fund would own or hold more than 10% of the outstanding voting securities of that issuer (provided, however, that up to 25% of the value of the Fund's total assets may be invested without regard to these limitations);
      (ii) invest in real estate, real estate mortgage loans, commodities, commodity futures contracts or interests in oil, gas and/or mineral exploration or development programs, although a Fund may purchase and sell (a) securities that are secured by real estate, (b) securities of issuers that invest or deal in real estate, and (c) futures contracts as described in the Prospectus;

     (iii) make investments in securities for the purpose of exercising control over or management of the issuer;

      (iv) participate on a joint or a joint and several basis in any trading account in securities, although the "bunching" of orders of the Funds--or of the Funds and of other accounts under the investment management of the persons rendering investment advice to the Funds--for the sale or purchase of portfolio securities shall not be considered participation in a joint securities trading account;

       (v) purchase securities on margin, except such short-term credits as are necessary for the clearance of transactions, although the deposit or payment by a Fund of initial or variation margin in connection with futures contracts or related options transactions is not considered the purchase of a security on margin;

      (vi) make loans, except that this restriction shall not prohibit
           (a) the purchase and holding of a portion of an issue of publicly distributed debt securities, (b) the lending of portfolio securities (provided that the loan is secured continuously by collateral consisting of U.S. Government securities or cash or cash equivalents maintained on daily marked-to-market basis in an amount at least equal to the current market value of the securities loaned), or (c) entry into repurchase agreements with banks or broker-dealers;

     (vii) borrow amounts in excess of 10% of its total assets, taken at lower of cost or market value, and then only from banks as a temporary measure for extraordinary or emergency purposes;

    (viii) mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any securities owned or held by the Fund (except as may be necessary in connection with permitted borrowings and then not in excess of 20% of the Fund's total assets); provided, however, that this does not prohibit escrow, collateral or margin arrangements in connection with the Fund's use of options, short sales, futures contracts and options on futures contracts;

      (ix) purchase the securities of issuers conducting their principal business activities in the same industry if immediately after such purchase the value of the Fund's investments in such industry would exceed 25% of the value of the total assets of the Fund;

       (x) act as an underwriter of securities;

      (xi) make short sales of securities or maintain a short position;
           or

     (xii) issue senior securities, except insofar as the Fund may be deemed to have issued a senior security in connection with any repurchase agreement or any permitted borrowing.

                          ADDITIONAL RESTRICTIONS

     Each Fund has adopted the following additional restrictions, which are not fundamental and which may be changed without shareholder approval, to the extent permitted by applicable law, regulation or regulatory policy. Under these restrictions, a Fund may not:

       (i) purchase or sell real estate limited partnership interests;

      (ii) purchase or sell interests in oil, gas and mineral leases (other than securities of companies that invest in or sponsor such programs);

     (iii) purchase or retain securities of any company if, to the knowledge of the Trust, officers and Trustees of the Trust and officers and directors of MIMI or Mackenzie Financial
           Corporation who individually own more than 1/2 of 1% of the securities of that company together own beneficially more than 5% of such securities;

      (iv) purchase any security if as a result a Fund would then have more than 5% of its total assets (taken at current value) invested in securities of companies (including predecessors) less than three years old;

       (v) invest more than 10% of its net assets taken at market value at the time of the investment in "illiquid securities." Illiquid securities may include securities subject to legal or contractual restrictions on resale (including private placements), repurchase agreements maturing in more than seven days, certain options traded over-the-counter that the Fund has purchased, securities being used to cover certain options that the Fund has written, securities for which market quotations are not readily available, or other securities that legally or in the Investment Manager's opinion, subject to the Board's supervision, may be deemed illiquid, but shall not include any instrument that, due to the existence of a trading market, to the Fund's compliance with certain conditions intended to provide liquidity, or to other factors, is liquid; or

      (vi) purchase securities of other investment companies, except in connection with a merger, consolidation or sale of assets, and except that the Fund may purchase shares of other investment companies subject to such restrictions as may be imposed by the 1940 Act, and rules thereunder, or by any state in which shares of the Fund are registered.

     In addition, so long as it remains a restriction of the Ohio Division of Securities, the Fund will treat securities eligible for resale under Rule 144A of the Securities Act of 1933 and securities of unseasoned issuers as described in non-fundamental restriction (iv) above, as subject to the Fund's restriction on investing in restricted securities (see "Restricted and Illiquid Securities" under "Investment Objectives and Policies," above).

     Whenever an investment objective, policy or restriction set forth in the Prospectus or this SAI states a maximum percentage of assets that may be invested in any security or other asset or describes a policy regarding quality standards, such percentage limitation or standard shall, unless otherwise indicated, apply to each Fund on an individual basis, and only at the time a transaction is entered into. Accordingly, if a percentage limitation is adhered to at the time of investment by a Fund, a later increase or decrease in the percentage that results from circumstances not involving any affirmative action by the Fund, such as a change in market conditions or a change in the Fund's asset level or other circumstances beyond the Fund's control, will not be considered a violation.

                     ADDITIONAL RIGHTS AND PRIVILEGES

     The Trust offers to investors (and except as noted below, bears the cost of providing) the rights and privileges described below. The Trust reserves the right to amend or terminate any one or more of such rights and privileges. Notice of amendments to or terminations of rights and privileges will be provided to shareholders in accordance with applicable law.

     Certain of the rights and privileges described below refer to other funds distributed by IMDI, which funds are not described in this SAI.
These funds are: Ivy Bond Fund, Ivy Canada Fund, Ivy China Region Fund, Ivy Emerging Growth Fund, Ivy Global Fund, Ivy Global Science & Technology Fund, Ivy International Value Fund, Ivy Global Natural Resources Fund, Ivy Asia Pacific Fund, Ivy Growth Fund, Ivy Growth with Income Fund, Ivy International Fund, Ivy International Bond Fund, Ivy Latin America Strategy Fund, Ivy Money Market Fund, Ivy New Century Fund and Ivy Short-Term Bond Fund, the seventeen series of Ivy Fund (collectively, with the Funds, the "Ivy and Mackenzie Funds"). Investors should obtain a current prospectus before exercising any right or privilege that may relate to these funds.

                        AUTOMATIC INVESTMENT METHOD

     The Automatic Investment Method is available for Class A and Class B shareholders of the Funds. The minimum initial and subsequent investment pursuant to this plan is $50 per month. The Automatic Investment Method may be discontinued at any time upon receipt by Ivy Mackenzie Services Corp. ("IMSC") of telephone instructions or written notice of such discontinuation from the investor. See "Automatic Investment Method" in the Account Application.

                            EXCHANGE OF SHARES

     As described in the Prospectus, shareholders of a Fund have an exchange privilege with certain other Ivy and Mackenzie Funds. Before effecting an exchange, shareholders of a Fund should obtain and read the currently effective prospectus for the Ivy or Mackenzie Fund into which the exchange is to be made.

     INITIAL SALES CHARGE SHARES. Class A shareholders may exchange their Class A shares ("outstanding Class A shares") for Class A shares of another Ivy or Mackenzie Fund (or for shares of another Ivy or Mackenzie Fund that currently offers only a single class of shares) ("new Class A Shares") on the basis of the relative net asset value per Class A share, plus an amount equal to the difference, if any, between the sales charge previously paid on the outstanding Class A shares and the sales charge payable at the time of the exchange on the new Class A shares. (The additional sales charge will be waived for outstanding Class A shares that have been invested for a period of 12 months or longer.) Class A shareholders may also exchange their Class A shares for Class A shares of Ivy Money Market Fund (no initial sales charge will be assessed at the time of such an exchange).

               CONTINGENT DEFERRED SALES CHARGE SHARES.

     CLASS A: Class A shareholders may exchange their Class A shares subject to a contingent deferred sales charge, as described in the Prospectus ("outstanding Class A shares"), for Class A shares of another Ivy or Mackenzie Fund (or for shares of another Ivy or Mackenzie Fund that currently offers only a single class of shares) ("new Class A shares") on the basis of the relative net asset value per Class A share, without the payment of any contingent deferred sales charge that would otherwise be due upon the redemption of the outstanding Class A shares. Class A shareholders of the Fund exercising the exchange privilege will continue to be subject to the Fund's CDSC period following an exchange if such schedule is higher (or such period is longer) than the CDSC period, if any, applicable to the new Class A shares.

     For purposes of computing the CDSC that may be payable upon the redemption of the new Class A shares, the holding period of the outstanding Class A shares is "tacked" onto the holding period of the new Class A shares.

     CLASS B: Class B shareholders may exchange their Class B shares ("outstanding Class B shares") for Class B shares of another Ivy or Mackenzie Fund ("new Class B shares") on the basis of the relative net asset value per Class B share, without the payment of any contingent deferred sales charge that would otherwise be due upon the redemption of the outstanding Class B shares. Class B shareholders of the Fund exercising the exchange privilege will continue to be subject to the Fund's CDSC schedule (or period) following an exchange if such schedule is higher (or such period is longer) than the CDSC schedule (or period) applicable to the new Class B shares.

     Class B shares of the Fund acquired through an exchange of Class B shares of another Ivy or Mackenzie Fund will be subject to the Fund's CDSC schedule (or period) if such schedule is higher (or such period is longer) than the CDSC schedule (or period) applicable to the Ivy or Mackenzie Fund from which the exchange was made.

     For purposes of both the exchange feature and computing the contingent deferred sales charge that may be payable upon the redemption of the new Class B shares (prior to conversion), the holding period of the outstanding Class B shares is "tacked" onto the holding period of the new Class B shares.

     The following contingent deferred sales charge table ("Table 1") applies to Class B shares of Mackenzie National Municipal Fund, Mackenzie California Municipal Fund, Mackenzie New York Municipal Fund, Ivy Bond Fund, Ivy Canada Fund, Ivy Global Fund, Ivy Growth Fund, Ivy Growth with Income Fund, Ivy Emerging Growth Fund, Ivy International Fund, Ivy International Bond Fund, Ivy New Century Fund, Ivy Latin America Fund, Ivy China Region Fund, Ivy International Value Fund, Ivy Global Natural Resources Fund, Ivy Asia Pacific Fund and Ivy Global Science & Technology Fund ("Table 1 Funds"):

                                              CONTINGENT DEFERRED
                                               SALES CHARGE AS A
                                              PERCENTAGE OF DOLLAR
                                               AMOUNT SUBJECT TO
            YEAR SINCE PURCHASE                      CHARGE
            -------------------               --------------------
                    First                              5%
                    Second                             4%
                    Third                              3%
                    Fourth                             3%
                    Fifth                              2%
                    Sixth                              1%
                    Seventh and thereafter             0%

     The following contingent deferred sales charge table ("Table 2") applies to Class B shares of Mackenzie Limited Term Municipal Fund and Ivy Short-Term Bond Fund ("Table 2 Funds"):

                                              CONTINGENT DEFERRED
                                               SALES CHARGE AS A
                                              PERCENTAGE OF DOLLAR
                                               AMOUNT SUBJECT TO
            YEAR SINCE PURCHASE                      CHARGE
            -------------------               --------------------
                    First                              3%
                    Second                             2 1/2%
                    Third                              2%
                    Fourth                             1 1/2%
                    Fifth                              1%
                    Sixth and thereafter               0%

     The CDSC schedule for Table 1 Funds is higher (and the period is longer) than the CDSC schedule (and period) for Table 2 Funds.

     If a shareholder exchanges Class B shares of a Table 1 Fund for Class B shares of a Table 2 Fund, Table 1 will continue to apply to the Class B shares following the exchange. For example, an investor may decide to exchange Class B shares of a Table 1 Fund ("outstanding Class B shares") for Class B shares of a Table 2 Fund ("new Class B shares") after having held the outstanding Class B shares for two years. The 4% CDSC that generally would apply to a redemption of outstanding Class B shares held for two years would not be deducted at the time of the exchange. If, three years later, the investor redeems the new Class B shares, a 2% CDSC will be assessed upon the redemption because by "tacking" the two year holding period of the outstanding Class B shares onto the three year holding period of the new Class B shares, the investor will be deemed to have held the new Class B shares for five years.

     If a shareholder exchanges Class B shares of a Table 2 Fund for Class B shares of a Table 1 Fund, Table 1 will apply to the Class B shares following the exchange. For example, an investor may decide to exchange Class B shares of a Table 2 Fund ("outstanding Class B shares") for Class B shares of a Table 1 Fund ("new Class B shares") after having held the outstanding Class B shares for two years. The 2.5% CDSC that generally would apply to a redemption of outstanding Class B shares held for two years would not be deducted at the time of the exchange. If, three years later, the investor redeems the new Class B shares, a 2% CDSC will be assessed upon the redemption because by "tacking" the two year holding period of the outstanding Class B shares onto the three year holding period of the new Class B shares, the investor will be deemed to have held the new Class B shares for five years.

     The minimum amount that a shareholder may exchange into an Ivy or Mackenzie Fund in which shares are not already held is $1,000. No exchange out of any of the Funds (other than by a complete exchange of all shares of that Fund) may be made if it would reduce the shareholder's interest in that Fund to less than $1,000. Exchanges are available only in states where the exchange can be legally made.

     Each exchange will be made on the basis of the relative net asset values per share of each fund of the Ivy and Mackenzie Funds next computed following receipt of telephone instructions by IMSC or a properly executed request by the IMSC. Exchanges, whether written or telephonic, must be received by IMSC by the close of regular trading on the New York Stock Exchange (the "Exchange") (normally 4:00 p.m., eastern time), to receive the price computed on the day of receipt; exchange requests received after that time will receive the price next determined following receipt of the request. This exchange privilege may be modified or terminated at any time, upon at least 60 days' notice when such notice is required by Rules adopted by the Securities and Exchange Commission ("SEC"). See "Redemptions."

     An exchange of shares between any of the Ivy or Mackenzie Funds will result in a taxable gain or loss. Generally, any such taxable gain or loss will be a capital gain or loss (long-term or short-term, depending on the holding period of the shares) in the amount of the difference between the net asset value of the shares surrendered and the shareholder's tax basis for those shares. However, in certain circumstances, shareholders will be ineligible to take sales charges into account in computing taxable gain or loss on an exchange. See "Taxation."

     With limited exceptions, gain realized by a tax- deferred retirement plan would not be taxable to the plan and will not be taxed to the participant until distribution. Each investor should consult his or her tax adviser regarding the tax consequences of an exchange transaction.

                             LETTER OF INTENT

     Reduced sales charges apply to initial investments made pursuant to a non-binding Letter of Intent. A Letter of Intent may be submitted by an individual, his or her spouse and children under the age of 21 or a trustee or other fiduciary of a single trust estate or single fiduciary account. See the Account Application in the Prospectus. Any investor may submit a Letter of Intent stating that he or she will invest, over a period of 13 months, at least $100,000 in Class A shares of a Fund. A Letter of Intent may be submitted at the time of an initial purchase of Class A shares of a Fund or within 90 days of the initial purchase, in which case the Letter of Intent will be backdated. A shareholder may include the value (at the applicable offering price) of all Class A shares of the Funds, Ivy Short-Term Bond Fund, Ivy Bond Fund, Ivy Canada Fund, Ivy Global Fund, Ivy Global Science & Technology Fund, Ivy International Value Fund, Ivy Global Natural Resources Fund, Ivy Asia Pacific Fund, Ivy Growth Fund, Ivy Growth with Income Fund, Ivy Emerging Growth Fund, Ivy International Fund, Ivy New Century Fund, Ivy Latin America Strategy Fund and Ivy China Region Fund (and shares that have been exchanged into Ivy Money Market Fund from any of the other funds in the Ivy and Mackenzie Funds), held of record by him or her as of the date of his or her Letter of Intent as an accumulation credit toward the completion of such Letter. During the term of the Letter of Intent, the Funds' transfer agent will hold in escrow Class A shares representing 5% of the indicated amount (less any accumulation credit value). The escrowed Class A shares will be released when the full indicated amount has been purchased. If the full indicated amount is not purchased during the term of the Letter of Intent, the investor is required to pay IMDI an amount equal to the difference between the dollar amount of sales charge that he or she has paid and that which he or she would have paid on his or her aggregate purchases if the total of such purchases had been made at a single time. Such payment will be made by an automatic liquidation of Class A shares in the escrow account. A Letter of Intent does not obligate the investor to buy or the Trust to sell the indicated amount of Class A shares and the investor should read carefully all the provisions thereof before signing.

                          REINVESTMENT PRIVILEGE

     Investors who have redeemed Class A shares of a Fund may reinvest all or a part of the proceeds of the redemption back into Class A shares of that Fund at net asset value (without a sales charge) within 60 days from the date of redemption. This privilege may be exercised only once. The reinvestment will be made at the net asset value next determined after receipt by the Funds' transfer agent of the reinvestment order accompanied by the funds to be reinvested. No compensation will be paid to any sales personnel or dealer in connection with the transaction. Any redemption is a taxable event. A loss realized on a redemption generally may be disallowed for tax purposes if the reinvestment privilege is exercised within 30 days after the redemption. In certain circumstances, shareholders will be ineligible to take sales charges into account in computing taxable gain or loss on a redemption if the reinvestment privilege is exercised. See "Taxation."

                          RIGHTS OF ACCUMULATION

     A scale of reduced sales charges applies to certain investments in Class A shares of the Funds by an individual, his or her spouse and children under the age of 21, or a trustee or other fiduciary of a single trust estate or single fiduciary account (including a pension, profit sharing or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Code. An investment qualifies for a reduced sales charge if the sum of: (a) the combined value, determined at the higher of current offering price or amount invested, of Class A shares held by the persons identified above in (i) any of the Funds, (ii) any of the series of Ivy Fund (except for shares of Ivy Money Market Fund, but including shares that have been exchanged from any of the Ivy or Mackenzie Funds into Ivy Money Market Fund), and (iii) any other investment company distributed by IMDI currently owned; and (b) the value of the Class A shares being purchased, exceeds: (i) $25,000, with respect to an investment in Mackenzie Limited Term Municipal Fund; (ii) $50,000, with respect to an investment in Ivy Canada Fund, Ivy Global Fund, Ivy Growth Fund, Ivy Growth with Income Fund, Ivy Emerging Growth Fund, Ivy International Fund, Ivy International Bond Fund, Ivy New Century Fund, Ivy Latin America Strategy Fund, Ivy China Region Fund, Ivy Global Science & Technology Fund, Ivy International Value Fund, Ivy Asia Pacific Fund or Ivy Global Natural Resources Fund; or (iii) $100,000, with respect to an investment in Mackenzie National Municipal Fund, Mackenzie California Municipal Fund, Mackenzie New York Municipal Fund, Ivy Short-Term Bond Fund or Ivy Bond Fund.

     At the time an investment takes place, MIMI, in the case of a wire order, or IMSC, in the case of a direct mail remittance, must be notified by the investor or his or her dealer that the investment qualifies for the reduced charge on the basis of previous investments. The reduced charge is subject to confirmation of the investor's holdings through a check of the Funds' records.

                        SYSTEMATIC WITHDRAWAL PLAN

     A shareholder may establish a Systematic Withdrawal Plan (the "Withdrawal Plan") by telephone instructions to IMSC or delivery to IMSC of a written election to so redeem, accompanied by a surrender to IMSC of all share certificates then outstanding in the name of such shareholder, properly endorsed by him or her. A Withdrawal Plan may not be established if the investor is currently participating in the Automatic Investment Method. The Withdrawal Plan may involve the use of principal and, to the extent that it does, depending on the amount withdrawn, the investor's
principal may be depleted.   A redemption under the Withdrawal Plan is a
taxable event. Investors contemplating participation in the Withdrawal Plan should consult their tax advisers.

     Additional investments made by investors participating in the Withdrawal Plan must equal at least $1,000 each while the Withdrawal Plan is in effect. Making additional purchases while the Withdrawal Plan is in effect may be disadvantageous to the investor because of applicable initial or contingent deferred sales changes.

     An investor may terminate his or her participation in the Withdrawal Plan at any time by delivering written notice to IMSC. If all shares held by the investor are liquidated at any time, the Withdrawal Plan will terminate automatically. The Trust or MIMI may terminate the Withdrawal Plan at any time after reasonable notice to shareholders.

                           BROKERAGE ALLOCATION

     Subject to the overall supervision of the President and the Board of Trustees of the Trust, MIMI places orders for the purchase and sale of the Funds' portfolio securities. All portfolio transactions are effected at the best price and execution obtainable. Purchases and sales of debt securities are usually principal transactions and, therefore, brokerage commissions are usually not required to be paid by a Fund for such purchases and sales, although the price paid generally includes undisclosed compensation to the dealer. The prices paid to underwriters of newly-issued securities usually include a concession paid by the issuer to the underwriter, and purchases of after-market securities from dealers normally reflect the spread between the bid and asked prices. In connection with over-the- counter transactions, MIMI attempts to deal directly with the principal market makers, except in those circumstances where it believes that better prices and execution are elsewhere. Subject to the requirement of best price and execution, MIMI may select broker-dealers that provide it with research services and may consider sales of Fund shares as a factor in the selection of broker-dealers.

     MIMI selects broker-dealers to execute transactions and evaluates the reasonableness of commissions on the basis of quality, quantity, and the nature of each firm's professional services. Commissions charged and investment services rendered, including statistical, research, and counseling services by brokerage firms, are among the factors that are considered in the placing of brokerage business. The types of research services provided by brokers may include general economic and industry data, and information on securities of specific companies. Research services furnished by brokers through whom the Trust effects securities transactions may be used by MIMI in servicing all of its accounts. In addition, not all of these services may be used by MIMI in connection with the services it provides to the Fund or the Trust. MIMI may consider sales of Fund shares as a factor in the selection of broker-dealers and may select broker-dealers who provide it with research services. MIMI will not, however, execute brokerage transactions other than at the best price and execution.

     A Fund may, under some circumstances, accept securities in lieu of cash as payment for Fund shares. A Fund will consider accepting securities only to increase its holdings in a portfolio security or to take a new portfolio position in a security that MIMI deems to be a desirable investment for the Fund. While no minimum has been established, it is expected that a Fund will not accept securities having an aggregate value of less than $1 million. The Trust may reject in whole or in part any or all offers to pay for Fund shares with securities and may discontinue accepting securities as payment for Fund shares at any time without notice. The Trust will value accepted securities in the manner and at the same time provided for valuing portfolio securities of a Fund, and Fund shares will be sold for net asset value determined at the same time the accepted securities are valued. The Trust will accept only securities that are delivered in proper form and will not accept securities subject to legal restrictions on transfer. The acceptance of securities by the Trust must comply with applicable laws of certain states.

     During the fiscal years ended June 30, 1994, 1995 and 1996, none of the Funds paid brokerage commissions.

                           TRUSTEES AND OFFICERS

     The Trustees and Executive Officers of the Trust, their business addresses and principal occupations during the past five years are:

                        POSITION
                        WITH THE      BUSINESS
NAME, ADDRESS, AGE       TRUST        AND
PRINCIPAL OCCUPATIONS                 AFFILIATIONS
---------------------   --------      -----------------------------------------
Michael G. Landry (50)   Trustee      President, Chairman and
700 South Federal Hwy.   and          Director of Mackenzie
Suite 300                President    Investment Management Inc.
Boca Raton, FL                        (1987-present); President and Director of Ivy Management, Inc. (1992-present);
33432                                 Chairman and Director of Mackenzie Ivy Investor Services Corp. (1993-present); Director and President of Mackenzie Ivy Funds Distribution, Inc. (1993-1994); Chairman and Director
                                      of Mackenzie Ivy Funds Distribution, Inc. (1994-present); President and Trustee of Ivy Fund
                                      (1992-present); President of Mackenzie Series Trust (1987 - present); Director and President of The Mackenzie Funds Inc. (1987-1995).  [Deemed to be an "interested person" of the Trust, as defined under the 1940 Act.]

John S. Anderegg, Jr.    Trustee      Chairman, Dynamics Research Corp. (instruments and controls); Director, Burr-Brown Corp.
(72)                                  (operational amplifiers); Director, Metritage Incorporated (level measuring instruments);
60 Concord Street                     Trustee of Ivy Fund (1967-present).
Wilmington, MA  01887

Paul H. Broyhill (72)    Trustee      Chairman, BMC Fund, Inc. (1983-present);
800 Hickory Blvd.                     Chairman, Broyhill Family Foundation, Inc. (1983-present);
Golfview Park                         Chairman and President, Broyhill Investments, Inc. (1983-present);
Lenoir, NC  28645                     Chairman, Broyhill Timber Resources (1983-present);
                                      Director of The Mackenzie Funds Inc. (1988-1995);
                                      Trustee of Ivy Fund (1992-present);
                                      Management of a personal portfolio of fixed income and equity investments (1983-present).

Stanley Channick (72)    Trustee      President, The Whitestone Corporation (insurance  agency);
11 Bala Avenue                        President, Scott Management Company (administrative services for insurance companies);
Bala Cynwyd, PA  19004                President, The Channick Group (consultants to insurance companies and national trade associations);
                                      Trustee of Ivy Fund (1984-1993); Director of The Mackenzie Funds Inc. (1994-1995).

Frank W. DeFriece, Jr.   Trustee      Director of The Mackenzie Funds, Inc. (1987-1995);
(75)                                  Trustee and Second Vice Chairman, East Tennessee Public Communications Corp. (WSJK-TV)
322 Seventh Street                    (1984-present);
Bristol, TN  37620-2218               Director, Manager and Vice President, Massengill-DeFriece Foundation (charitable organization) (1950-present); Trustee of Ivy Fund (1992-present).

Roy J. Glauber (71)      Trustee      Mallinckrodt Professor of Physics, Harvard University (since 1974); Trustee of Ivy Fund
                                      (1961-1991);
                                      Trustee of Mackenzie Series Trust (1994-present).

Joseph G. Rosenthal      Trustee      Chartered Accountant (1958-present); Director of The Mackenzie Funds Inc. (1987-1995);
(62)                                  Trustee of Ivy Fund (1992-present).
110 Jardin Drive
Unit #12
Concord, Ontario
Canada L4K 2T7

J. Brendan Swan (66)   Trustee    President, Airspray International, Inc.; Joint
4701 North Federal                Managing Director, Airspray International B.V. (an environmentally sensitive packaging company);
Hwy. #465                         Trustee of Ivy Fund (1992-present);
Pompano Beach, FL                 Director, The Mackenzie Funds Inc. (1992-1995).
33064

Keith J. Carlson (40)    Vice       Senior Vice President and
700 South Federal Hwy.   President  Director of Mackenzie Investment Management, Inc. (1994-present);
Suite 300                           Senior Vice President, Secretary and Treasurer of Mackenzie
Boca Raton, FL  33432               Investment Management Inc. (1985-1994); Senior Vice President and Director of Ivy Management,
                                    Inc. (1994-present); Senior Vice President, Treasurer and Director of Ivy Management, Inc.
                                    (1992-1994); Vice President of The Mackenzie Funds Inc. (1987-1995); President and Director of
                                    Mackenzie Ivy Investor Services Corp. (1993-present); Vice President of Mackenzie Series Trust
                                    (1994-present); Treasurer of Mackenzie Series Trust (1985-1994); President and Director of
                                    Mackenzie Ivy Funds Distribution, Inc. (1994- present); Executive Vice President and Director of Mackenzie Ivy Funds Distribution, Inc. (1993-1994); Treasurer of Ivy Fund (1992-1994); Vice
                                    President of Ivy Fund (1994-present).

C. William Ferris (52)  Secretary/ Senior Vice President, Secretary/Treasurer and Director of Mackenzie Investment Management Inc.
700 South Federal Hwy.  Treasurer  (1994-present); Senior Vice President, Finance and Administration/Compliance Officer of
Suite 300                          Mackenzie Investment Management Inc. (1989-1994);
Boca Raton,  FL 33432              Senior Vice President, Secretary/Treasurer and Clerk of Ivy Management, Inc. (1989-1994);
                                   Senior Vice President, Secretary/Treasurer of Mackenzie Ivy Funds Distribution, Inc.
                                   (1993-1994);
                                   Secretary/Treasurer and Director of Mackenzie Ivy Investor Services Corp. (1993-1994);
                                   Secretary of Mackenzie Series Trust (1993-1994); Secretary/Treasurer and Director of Mackenzie
                                   Ivy Investor Services Corp. (1993-present); Secretary/Treasurer of The Mackenzie Funds Inc.
                                   (1993-1995); Secretary/Treasurer of Mackenzie Series Trust (1994- present);
                                   Secretary of Ivy Fund (1993-1994); Secretary/Treasurer of Ivy Fund (1994-present).

     As of September 30, 1996, all Trustees and executive officers of the Trust as a group owned beneficially or of record none of the outstanding Class A and Class B shares of any of the Funds.

             PERSONAL INVESTMENTS BY EMPLOYEES OF THE ADVISER

     Employees of MIMI are permitted to make personal securities transactions, subject to requirements and restrictions set forth in MIMI's Code of Ethics. The Code of Ethics contains provisions and requirements designed to identify and address certain conflicts of interest between personal investment activities and the interests of investment advisory
clients such as the Funds.   Among other things, the Code of Ethics, which
generally complies with standards recommended by the Investment Company Institute's Advisory Group on Personal Investing, prohibits certain types of transactions absent prior approval, imposes time periods during which personal transactions may not be made in certain securities, and requires the submission of duplicate broker confirmations and monthly reporting of securities transactions. Additional restrictions apply to portfolio managers, traders, research analysts and others involved in the investment advisory process. Exceptions to these and other provisions of the Code of Ethics may be granted in particular circumstances after review by appropriate personnel.
                            COMPENSATION TABLE
                (for the fiscal year ending June 30, 1996)

                                    PENSION OR
                                    RETIREMENT              TOTAL
                                    BENEFITS    ESTIMATED   COMPEN-
                        AGGREGATE   ACCRUED AS  ANNUAL      SATION
                        COMPEN-     PART OF     BENEFITS    FROM TRUST
NAME,                   SATION      FUND        UPON        PAID TO
POSITION                FROM TRUST  EXPENSES    RETIREMENT  TRUSTEE
--------                ----------  --------    ----------  ----------
[S]                     [C]         [C]         [C]         [C]
John S. Anderegg, Jr.    2,335        N/A          N/A        2,335
 (Trustee)

Paul H. Broyhill         2,335        N/A          N/A        2,335
 (Trustee)

Stanley Channick         5,860        N/A          N/A        5,860
 (Trustee)

Frank W. DeFriece, Jr.   2,335        N/A          N/A        2,335
 (Trustee)

Roy J. Glauber           5,860        N/A          N/A        5,860
 (Trustee)

Michael G. Landry         -0-         N/A          N/A         -0-
 (Trustee and President)

Joseph G. Rosenthal      2,335        N/A          N/A        2,335
 (Trustee)

J. Brendan Swan          2,335        N/A          N/A        2,335
 (Trustee)

Keith J. Carlson          -0-         N/A          N/A         -0-
 (Vice President)

C. William Ferris         -0-         N/A          N/A         -0-
 (Secretary/Treasurer)


                  INVESTMENT ADVISORY AND OTHER SERVICES

           BUSINESS MANAGEMENT AND INVESTMENT ADVISORY SERVICES

     Mackenzie Investment Management Inc. ("MIMI") provides business management and investment advisory services to the Funds pursuant to a Business Management and Investment Advisory Agreement (the "Agreement"). The Agreement was approved by shareholders of Mackenzie National Municipal Fund, Mackenzie California Municipal Fund and Mackenzie New York Municipal Fund on October 24, 1990, after having first been approved on September 5, 1990 by the Board of Trustees, including a majority of the Trustees who neither are "interested persons" (as defined in the 1940 Act) of the Trust nor have any direct or indirect financial interest in the operation of the distribution plans described below (see "Distribution Services") or in any related agreement (the "Independent Trustees"). The Agreement was approved by the Board of Trustees for Mackenzie Limited Term Municipal Fund on May 16, 1991, and by the initial shareholder of the Fund on June 20, 1991. The continuation of the Agreement with respect to all of the Funds was last approved on August 24, 1996 by the Board of Trustees, including the Independent Trustees. MIMI is a subsidiary of Mackenzie Financial Corporation ("MFC"), 150 Bloor Street West, Toronto, Ontario, Canada, a public corporation organized under the laws of Ontario whose shares are listed for trading on The Toronto Stock Exchange. MFC is registered in Ontario as a mutual fund dealer.

     Under the Agreement, MIMI makes investments for the account of each Fund in accordance with its best judgment and within the investment objectives and restrictions set forth in the Prospectus, the 1940 Act and the provisions of the Code relating to regulated investment companies, subject to policy decisions adopted by the Trust's Board of Trustees. MIMI also provides an investment program, determines the securities to be purchased or sold by a Fund and places orders with brokers or dealers who deal in such securities.

     MIMI also provides certain business management services pursuant to the Agreement. MIMI is obligated to (1) coordinate with the Funds' custodian and transfer agent and monitor the services they provide to the Funds; (2) coordinate with and monitor any other third parties furnishing services to the Funds; (3) provide the Funds with any necessary office space, telephones and other communications facilities; (4) provide the services of individuals competent to perform administrative and clerical functions that are not performed by employees or other agents engaged by the Funds or by MIMI acting in some other capacity pursuant to a separate agreement or arrangement with the Funds; (5) maintain or supervise the maintenance by third parties of such books and records of the Trust as may be required by applicable Federal or state law; (6) authorize and permit MIMI's directors, officers and employees who may be elected or appointed as trustees or officers of the Trust to serve in such capacities; and (7) take such other action with respect to the Trust, after approval by the Trust, as may be required by applicable law, including without limitation the rules and regulations of the SEC and of state securities commissions and other regulatory agencies.

     For MIMI's services under the Agreement, each Fund pays MIMI a monthly fee at an annual rate of 0.55% of the Fund's average net assets. For the fiscal years ended June 30, 1996, 1995 and 1994, MIMI received fees of $513,762, $761,172 and $727,421, respectively, from Mackenzie Limited Term Municipal Fund; $146,137, $187,610 and $223,155, respectively, from Mackenzie National Municipal Fund; $209,516, $221,717, and $253,535, respectively, from Mackenzie California Municipal Fund; and $222,574, $235,164 and $243,239, respectively, from Mackenzie New York Municipal Fund.

     The Trust pays the following expenses under the Agreement: (1) the fees and expenses of the Trust's Independent Trustees; (2) the salaries and expenses of any of the Trust's officers or employees who are not affiliated with MIMI; (3) interest expenses; (4) taxes and governmental fees, including any original issue taxes or transfer taxes applicable to the sale or delivery of shares or certificates therefor; (5) brokerage commissions and other expenses incurred in acquiring or disposing of portfolio securities; (6) the expenses of registering and qualifying shares for sale with the SEC and with various state securities commissions; (7) accounting and legal costs; (8) insurance premiums; (9) fees and expenses of the Trust's Custodian and Transfer Agent and any related services; (10) expenses of obtaining quotations of portfolio securities and of pricing shares; (11) expenses of maintaining the Trust's legal existence and of shareholders' meetings; (12) expenses of preparation and distribution to existing shareholders of periodic reports, proxy materials and prospectuses; and (13) fees and expenses of membership in industry organizations.

     MIMI voluntarily limits the total Fund expenses (excluding interest, 12b-1 fees, taxes, brokerage commissions, litigation and indemnification expenses, and other extraordinary expenses) to an annual rate of (i) 0.64% of the average net assets of Mackenzie Limited Term Municipal Fund, and
(ii) 0.85% of the average net assets of Mackenzie National Municipal Fund, Mackenzie California Municipal Fund and Mackenzie New York Municipal Fund. As long as a Fund's expense limitation continues, it may lower the Fund's expenses and increase its yield. A Fund's expense limitation may be terminated or revised at any time, at which time the Fund's expenses may increase and its yield may be reduced, depending on the total assets of the Fund. Shareholders of Mackenzie Limited Term Municipal Fund and Mackenzie National Municipal Fund will receive 30 days' notice of any termination of the Fund's expense limitation. If a Fund's expense limitation is terminated, MIMI will comply with any applicable state regulations, which may require MIMI to make reimbursements to a Fund in the event that the Fund's aggregate operating expenses, including the management and advisory fee and shareholder and administrative services fee, but generally excluding interest, taxes, brokerage commissions and extraordinary expense, are in excess of specific applicable limitations. For the fiscal year ended June 30, 1996, voluntary expense reimbursements for Mackenzie Limited Term Municipal Fund, Mackenzie National Municipal Fund, Mackenzie California Municipal Fund and Mackenzie New York Municipal Fund and were $373,984, $106,248, $66,721 and $83,090, respectively.

     The Agreement will continue in effect with respect to each Fund for more than its initial two-year period only so long as the continuance is specifically approved at least annually (i) by the vote of a majority of the Independent Trustees, and (ii) either (a) by the vote of a majority of the Fund's outstanding voting securities (as defined in the 1940 Act), or
(b) by the vote of a majority of the entire Board of Trustees. If the question of continuance of the Agreement (or adoption of any new agreement) is presented to a Fund's shareholders, continuance (or adoption) shall be effected only if approved by the affirmative vote of a majority of the Fund's outstanding voting securities. See "Capitalization and Voting Rights." The Agreement may be terminated with respect to a Fund at any time, without payment any penalty, by the vote of a majority of the Board of Trustees, or by the vote of a majority of the Fund's outstanding voting securities, on 60 days' written notice to MIMI, or by MIMI on 60 days' written notice to the Trust. The Agreement shall terminate automatically in the event of its assignment. MIMI and MFC reserve all rights in the name "Mackenzie" and permit the use of the name "Mackenzie" or any name derived from the name "Mackenzie" by a Fund and the Trust only so long as the Agreement or any extension, renewal or amendment thereof remains in effect.

                           DISTRIBUTION SERVICES

     Ivy Mackenzie Distributors, Inc. ("IMDI"), a wholly owned subsidiary of MIMI, serves as the exclusive distributor of the Class A and Class B shares of the Funds pursuant to an Amended and Restated Distribution Agreement with the Trust dated April 1, 1994 (the "Distribution Agreement").1[Effective October 1, 1993, IMDI succeeded to and is continuing MIMI's broker-dealer activities. The provisions of the Funds' previous Distribution Agreements with MIMI remain unchanged by the succession.] The Distribution Agreement does not obligate IMDI to sell any specific amount of Fund shares. The Distribution Agreement will continue in effect for successive one-year periods, provided that such continuance is specifically approved at least annually by the vote of a majority of the Independent Trustees, cast in person at a meeting called for that purpose and by the vote of either a majority of the entire Board of Trustees or a majority of the outstanding voting securities of a Fund. The Distribution Agreement may be terminated with respect to a Fund at any time, without payment of any penalty, by IMDI on 60 days' written notice to the Fund or by the Fund by vote of either a majority of the outstanding voting securities of the Fund or a majority of the Independent Trustees on 60 days' written notice to IMDI. The Distribution Agreement shall terminate automatically in the event of its assignment.

     Under the terms of the Distribution Agreement, IMDI is entitled to deduct a contingent deferred sales charge on the redemption of Class B shares of the Funds in the manner set forth in the Prospectus. IMDI may reallow all or a portion of the contingent deferred sales charge to dealers as IMDI may determine from time to time. During the fiscal year ended June 30, 1996, IMDI received $15,109, $3,596, $1,154 and $5,486 in contingent deferred sales charges on redemptions of Class B shares of Mackenzie Limited Term Municipal Fund, Mackenzie National Municipal Fund, Mackenzie California Municipal Fund and Mackenzie New York Municipal Fund, respectively. During the fiscal year ended June 30, 1995, IMDI received $8,876, $6,798, $4,231 and $583 in contingent deferred sales charges on redemptions of Class B shares of Mackenzie Limited Term Municipal Fund, Mackenzie National Municipal Fund, Mackenzie California Municipal Fund and Mackenzie New York Municipal Fund, respectively. During the period from April 1, 1994 (commencement of sales of Class B shares) to June 30, 1994, IMDI received no contingent deferred sales charges on redemptions of Class B shares of Mackenzie Limited Term Municipal Fund, Mackenzie National Municipal Fund and Mackenzie California Municipal Fund. During the same period, IMDI received $485 in contingent deferred sales charges on redemptions of Mackenzie New York Municipal Fund.

     IMDI is also entitled under the Distribution Agreement to deduct a commission on all Class A Fund shares sold equal to the difference, if any, between the public offering price, as set forth in the Funds' then-current Prospectus, and the net asset value on which such price is based. Out of such commission, IMDI may allow to dealers such concession as IMDI may determine from time to time. During the last three fiscal years, the sales commissions paid by each of the Funds to IMDI pursuant to the Distribution Agreement for sales of Class A shares, and the amounts reallowed to dealers, were as follows:

     MACKENZIE LIMITED TERM MUNICIPAL FUND. During the fiscal years ended June 30, 1996 and 1995 and the nine months ended June 30, 1994, IMDI received $36,848, $155,685 and $816,793, respectively, in commissions from sales of Class A shares of the Fund, of which $8,684, $33,813 and $193,175, respectively, was retained after dealers' reallowances. During the three months ended September 30, 1993, MIMI received $382,984 in commissions from sales of Class A shares of the Fund, of which $86,956 was retained after dealers' reallowances.

     MACKENZIE NATIONAL MUNICIPAL FUND. During the fiscal years ended June 30, 1996 and 1995, and the nine months ended June 30, 1994, IMDI received $10,373, $52,035 and $79,937, respectively, in commissions from sales of Class A shares of the Fund, of which $2,051, $11,118 and $15,708, respectively, was retained after dealers' reallowances. During the three months ended September 30, 1993, MIMI received $34,716 in commissions from sales of Class A shares of the Fund, of which $5,694 was retained after dealers' reallowances.

     MACKENZIE CALIFORNIA MUNICIPAL FUND. During the fiscal years ended June 30, 1996 and 1995, and the nine months ended June 30, 1994, IMDI received $14,119, $49,841 and $66,168, respectively, in commissions from sales of Class A shares of the Fund, of which $2,830, $10,201 and $7,932, respectively, was retained after dealers' reallowances. During the three months ended September 30, 1993, MIMI received $38,820 in commissions from sales of Class A shares of the Fund, of which $13,267 was retained after dealers' reallowances.

     MACKENZIE NEW YORK MUNICIPAL FUND. During the fiscal years ended June 30, 1996 and 1995, and the nine months ended June 30, 1994, IMDI received $29,270, $65,484 and $164,893, respectively, in commissions from sales of Class A shares of the Fund, of which $5,796, $13,595 and $33,248, respectively, was retained after dealers' reallowances. During the three months ended September 30, 1993, MIMI received $85,283 in commissions from sales of Class A shares of the Fund, of which $16,359 was retained after dealers' reallowances.

     RULE 18F-3 PLAN. On February 23, 1995, the SEC adopted Rule 18f-3 under the 1940 Act, which permits a registered open-end investment company whose shares are registered on Form N-1A to issue multiple classes of shares in accordance with a written plan approved by the investment company's board of directors/trustees and filed with the SEC. At a meeting held on December 1-2, 1995, the Board of Trustees of the Trust adopted a multi-class plan (the "Rule 18f-3 plan") on behalf of each Fund. The key features of the Rule 18f-3 plan are as follows: (i) shares of each class of each Fund represent an equal pro rata interest in the Fund and generally have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications, terms and conditions, except that each class bears certain class-specific expenses and has separate voting rights on certain matters that relate solely to that class or in which the interests of shareholders of one class differ from the interests of shareholders of another class; (ii) subject to certain limitations described in each Fund's Prospectus, shares of a particular class of the Fund may be exchanged for shares of the same class of another Ivy or Mackenzie fund; and (iii) each Fund's Class B shares will convert automatically into Class A shares of the Fund after a period of eight years, based on the relative net asset value of such shares at the time of conversion.

     RULE 12b-1 DISTRIBUTION PLANS. As described in the Prospectus, each Fund has adopted pursuant to Rule 12b-1 under the 1940 Act separate distribution plans pertaining to its Class A and Class B shares (the "Class A Plan" and the "Class B Plan," collectively, the "Plans"). In adopting each Plan, a majority of the Independent Trustees have concluded in conformity with the requirements of the 1940 Act that there is a reasonable likelihood that the Plan will benefit a Fund and its shareholders. The Trustees of the Trust believe that the Plans should result in greater sales and/or fewer redemptions of Fund shares, although it is impossible to know for certain the level of sales and redemptions of Fund shares in the absence of a Plan or under an alternative distribution arrangement.

     Under each Fund's Class A and Class B Plan, each Fund pays IMDI a service fee, accrued daily and paid monthly, at the annual rate of up to 0.25% of the average net assets attributable to its Class A shares or Class B shares, as the case may be. The services for which service fees may be paid include, among other services, advising clients or customers regarding the purchase, sale or retention of shares of a Fund, answering routine inquiries concerning a Fund and assisting shareholders in changing options or enrolling in specific plans. Pursuant to each Fund's Plans, service fee payments made out of or charged against the assets attributable to that Fund's Class A or Class B shares must be in reimbursement for services rendered for or on behalf of that class of the Fund. The expenses not reimbursed in any one given month may be reimbursed in a subsequent month. No Class A Plan provides for the payment of interest or carrying charges as distribution expenses.

     Each Fund also pays IMDI a distribution fee based on the average net assets attributable to its Class B shares, accrued daily and paid monthly at the following annual rates: 0.50%, for Mackenzie Limited Term Municipal Fund; and 0.75%, for Mackenzie National Municipal Fund, Mackenzie California Municipal Fund and Mackenzie New York Municipal Fund. IMDI may reallow all or a portion of the service and distribution fees to dealers as MIMI may determine from time to time. The distribution fee compensates IMDI for expenses incurred in connection with activities primarily intended to result in the sale of Class B shares of a Fund, including the printing of prospectuses for persons other than shareholders and the preparation, printing and distribution of sales literature and advertising materials. Pursuant to each Fund's Class B Plan, IMDI may include interest, carrying or other finance charges in its calculation of Class B distribution expenses, if not prohibited from doing so pursuant to an order of or a regulation adopted by the SEC. The SEC order permitting the imposition of a contingent deferred sales charge on Class B shares does not currently permit IMDI to recover such charges.

     Among other things, each Plan provides that (1) IMDI will submit to the Board of Trustees of the Trust at least quarterly, and the Trustees will review, written reports regarding all amounts expended under the Plan and the purposes for which such expenditures were made; (2) the Plan will continue in effect only so long as such continuance is approved at least annually, and any material amendment thereto is approved, by the votes of a majority of the Trust's Board of Trustees, including the Independent Trustees, cast in person at a meeting called for that purpose; (3) payments by a Fund under the Plan shall not be materially increased without the affirmative vote of the holders of a majority of the outstanding shares of the relevant class; and (4) while the Plan is in effect, the selection and nomination of Trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust shall be committed to the discretion of the Trustees who are not "interested persons" of the Trust.

     IMDI may make payments for distribution assistance and for administrative and accounting services from resources that may include the management fees paid to MIMI by the Funds. IMDI also may make payments (such as the service fee payments described above) to unaffiliated broker-dealers for services rendered in the distribution of the Funds' shares. To qualify for such payments, shares may be subject to a minimum holding period. However, no such payments will be made to any dealer or broker, if at the end of each year the amount of shares held does not exceed a minimum amount. The minimum holding period and minimum level of holdings will be determined from time to time by IMDI.

     Each Plan may be amended at any time with respect to the class of shares of a Fund to which the Plan relates by vote of the Trustees, including a majority of the Independent Trustees, cast in person at a meeting called for the purpose of considering such amendment. Each Plan may be terminated with respect to the class of shares of a Fund to which the Plan relates at any time, without payment of any penalty, by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities of that class.

     RULE 12B-1 PAYMENTS BY THE FUNDS FOR DISTRIBUTION-RELATED
SERVICES:

     MACKENZIE LIMITED TERM MUNICIPAL FUND. During the period from July 1, 1993 to September 30, 1993, the Fund paid MIMI $65,146 pursuant to the Class A Plan. During the period from October 1, 1993 to June 30, 1994, and the fiscal years ended June 30, 1995 and 1996, the Fund paid IMDI $265,119, $340,929 and $228,045, respectively, pursuant to the Class A plan. For the period from April 1, 1994 (the date on which Class B shares of the Fund were first offered for sale to the public) to June 30, 1994 and the fiscal years ended June 30, 1995 and 1996, the Fund paid IMDI $1,115, $15,139 and $16,450, respectively, pursuant to the Class B Plan.


     MACKENZIE NATIONAL MUNICIPAL FUND. During the period from July 1, 1993 to September 30, 1993, the Fund paid MIMI $26,593 pursuant to the Class A Plan. During the period from October 1, 1993 to June 30, 1994, and the fiscal years ended June 30, 1995 and 1996, the Fund paid IMDI $74,712, $83,272 and $64,109, respectively, pursuant to the Class A plan. For the period from April 1, 1994 (the date on which Class B shares of the Fund were first offered for sale to the public) to June 30, 1994 and the fiscal years ended June 30, 1995 and 1996, the Fund paid IMDI $771, $8,042 and $9,273, respectively, pursuant to the Class B Plan.


     MACKENZIE CALIFORNIA MUNICIPAL FUND. During the period from July 1, 1993 to September 30, 1993, the Fund paid MIMI $30,288 pursuant to the Class A Plan. During the period from October 1, 1993 to June 30, 1994, and the fiscal years ended June 30, 1995 and 1996, the Fund paid IMDI $84,893, $100,518 and $92,452, respectively, pursuant to the Class A plan. For the period from April 1, 1994 (the date on which Class B shares of the Fund were first offered for sale to the public) to June 30, 1994 and the fiscal years ended June 30, 1995 and 1996, the Fund paid IMDI $168, $5,868 and 11,122, respectively, pursuant to the Class B Plan.

     MACKENZIE NEW YORK MUNICIPAL FUND. During the period from July 1, 1993 to September 30, 1993, the Fund paid MIMI $27,182 pursuant to the Class A Plan. During the period from October 1, 1993 to June 30, 1994, and the fiscal years ended June 30, 1995 and 1996, the Fund paid IMDI $83,038, $103,901 and $96,899, respectively, pursuant to the Class A plan. For the period from April 1, 1994 (the date on which Class B shares of the Fund were first offered for sale to the public) to June 30, 1994 and the fiscal years ended June 30, 1995 and 1996, the Fund paid IMDI $1,374, $11,975 and $17,083, respectively, pursuant to the Class B Plan.

     DISTRIBUTION-RELATED EXPENSES BORNE BY IMDI:

     MACKENZIE LIMITED TERM MUNICIPAL FUND: During the fiscal year ended June 30, 1996, IMDI expended the following amounts in marketing Class A and Class B shares of the Fund: advertising, $19,412 and $467, respectively; printing and mailing of prospectuses to persons other than current shareholders, $11,799 and $284, respectively; compensation to dealers, $40,373 and $971, respectively; compensation to sales personnel, $140,835 and $3,386, respectively; seminars and meetings, $10,093 and $243, respectively; travel and entertainment, $27,531 and $662, respectively; general and administrative, $102,189 and $2,457, respectively; telephone, $4,053 and $97, respectively; and occupancy and equipment rental, $8,981 and $216, respectively.

     MACKENZIE NATIONAL MUNICIPAL FUND: During the fiscal year ended June 30, 1996, IMDI expended the following amounts in marketing Class A and Class B shares of the Fund: advertising, $5,537 and $200, respectively; printing and mailing of prospectuses to persons other than current shareholders, $4,105 and $148, respectively; compensation to dealers, $14,169 and $512, respectively; compensation to sales personnel, $40,257 and $1,456, respectively; seminars and meetings, $3,542 and $128, respectively; travel and entertainment, $7,858 and $284, respectively; general and administrative, $28,527 and $1,032, respectively; telephone, $1,153 and $42, respectively; and occupancy and equipment rental, $2,558 and $92, respectively.

     MACKENZIE CALIFORNIA MUNICIPAL FUND: During the fiscal year ended June 30, 1996, IMDI expended the following amounts in marketing Class A and Class B shares of the Fund: advertising, $8,019 and $241, respectively; printing and mailing of prospectuses to persons other than current shareholders, $4,629 and 139, respectively; compensation to dealers, $18,545 and $558, respectively; compensation to sales personnel, $57,935 and 1,742, respectively; seminars and meetings, $4,637 and $139, respectively; travel and entertainment, $11,409 and $343, respectively; general and administrative, $40,841 and $1,228, respectively; telephone, $1,665 and $50, respectively; and occupancy and equipment rental, $3,706 and $111, respectively.

     MACKENZIE NEW YORK MUNICIPAL FUND: During the fiscal year ended June 30, 1996, IMDI expended the following amounts in marketing Class A and Class B shares of the Fund: advertising, $8,391 and $370, respectively; printing and mailing of prospectuses to persons other than current shareholders, $5,213 and $230, respectively; compensation to dealers, $22,534 and $993, respectively; compensation to sales personnel, $60,779 and $2,679, respectively; seminars and meetings, $5,634 and $248, respectively; travel and entertainment, $11,929 and $526, respectively; general and administrative, $42,599 and 1,878, respectively; telephone, $1,742 and $77, respectively; and occupancy and equipment rental, $3,875 and $171, respectively.

                                 CUSTODIAN

     Brown Brothers Harriman & Co., a private bank and member of the principal securities exchanges, located at 40 Water Street, Boston, Massachusetts 02109 (the "Custodian"), has been retained to act as Custodian of the Trust's investments. Its primary responsibility is to maintain custody of the cash and securities in each Fund's portfolio. Brown Brothers may receive, as partial payment for its services, a portion of the Trust's brokerage business, subject to its ability to provide best price and execution. The First National Bank of Boston, One Financial Center, Boston, Massachusetts 02111, served as the Trust's custodian until May 31, 1993.

                              FUND ACCOUNTING

     Pursuant to a Fund Accounting Services Agreement dated July 1, 1991 (effective July 16, 1991), MIMI provides certain accounting and pricing services for the Funds. As compensation for such services, each Fund pays MIMI a monthly fee plus out-of-pocket expenses as incurred. The monthly fee is based on the net assets of the Fund at the preceding month end at the following rates: $1,000 when the net assets are less than $1,500 when the net assets are $20 to $75 million; $4,000 when the net assets are $75 to $100 million; and $6,000 when the net assets are over $100 million. For the fiscal years ended June 30, 1996, 1995 and 1994, the Funds paid the following amounts to MIMI pursuant to the agreement: Mackenzie Limited Term Municipal Fund, $83,991, $104,676, and $93,126, respectively; Mackenzie National Municipal Fund, $27,338, $27,467 and$26,935, respectively; Mackenzie California Municipal Fund, $26,765, $24,790 and $24,062, respectively; and Mackenzie New York Municipal Fund, $29,975, $29,126 and$27,625, respectively.


                    TRANSFER AND DIVIDEND PAYING AGENT

     Ivy Mackenzie Services Corp. ("IMSC" or the "Transfer Agent") acts as the Trust's transfer agent and dividend paying agent pursuant to a Transfer Agency and Shareholder Services Agreement. For transfer agency and shareholder services, each Fund pays IMSC an annual fee of $20.75 per open account and $4.48 for each account that is closed. In addition, each Fund reimburses IMSC monthly for out-of-pocket expenses. Certain broker-dealers that maintain shareholder accounts with the Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by IMSC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. IMSC pays such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee (e.g., .10%), based on the average daily net asset value of the omnibus account (or a combination thereof).

                               ADMINISTRATOR

     MIMI provides various administrative services to the Trust pursuant to an Administrative Services Agreement. As compensation for these services, each Fund pays MIMI a monthly fee at the annual rate of .10% of each Fund's average daily net assets. Outside of providing administrative services to the Trust, as described above, MIMI may also act on behalf of IMDI in paying commissions to broker-dealers with respect to sales of a Fund's Class B shares.

                                 AUDITORS

     Coopers & Lybrand L.L.P., independent certified public accountants, 200 East Las Olas Boulevard, Suite 1700, Ft. Lauderdale, Florida 33301, has been selected as auditors for the Trust. The audit services performed by Coopers & Lybrand L.L.P. include audits of the annual financial statements of each of the funds of the Trust. Other services provided primarily relate to filings with the SEC and the review of the Trust's tax returns.

                     CAPITALIZATION AND VOTING RIGHTS

     The capitalization of the Trust consists of an unlimited number of shares of beneficial interest with a par value of $0.001 per share. When issued, shares of each class of a Fund are fully paid, non-assessable, redeemable and fully transferable. No class of shares of a Fund has preemptive rights or subscription rights.

     The Declaration of Trust permits the Trustees to create separate series or portfolios and to divide any series or portfolio into one or more classes. The Trustees have authorized five series, each of which represents a fund. The Trustees have further authorized the issuance of Classes A and B shares for the Funds.

     Shareholders have the right to vote for the election of Trustees of the Trust and on any and all matters on which they may be entitled to vote by law or by the provisions of the Trust's By-Laws. Shares of each class of a Fund entitle their holders to one vote per share (with proportionate voting for fractional shares). On matters affecting only one Fund, only the shareholders of that Fund are entitled to vote. All classes of shares of a Fund will vote together, except with respect to the distribution plan applicable to its Class A or Class B shares or when a class vote is required by the 1940 Act. On matters relating to all of the Funds, but affecting each Fund differently, separate votes by the shareholders of each Fund are required. Approval of an investment advisory agreement and a change in fundamental policies would be regarded as matters requiring separate voting by the shareholders of each Fund. If the Trustees determine that a matter does not affect the interests of a Fund, then the shareholders of that Fund will not be entitled to vote on that matter. Matters that affect the Trust in general, such as ratification of the selection of independent public accountants, will be voted upon collectively by the shareholders of all of the Funds.

     As used in this SAI and the Prospectus, the phrase "majority vote of the outstanding shares" of a Fund means the vote of the lesser of: (1) 67% of the shares of the Fund (or of the Trust) present at a meeting if the holders of more than 50% of the outstanding shares are present in person or by proxy; or (2) more than 50% of the outstanding shares of the Fund (or of the Trust). With respect to the submission to shareholder vote of a matter requiring separate voting by a Fund, the matter shall have been effectively acted upon with respect to any Fund if a majority of the outstanding voting securities of that Fund votes for the approval of the matter, notwithstanding that: (1) the matter has not been approved by a majority of the outstanding voting securities of any other fund of the Trust; or (2) the matter has not been approved by a majority of the outstanding voting securities of the Trust. The Trust's shares do not have cumulative voting rights and accordingly the holders of more than 50% of the outstanding shares could elect the entire Board of Trustees, in which case the holders of the remaining shares would not be able to elect any Trustees.

     Under Massachusetts law, the Trust's shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Amended and Restated Declaration of Trust disclaims liability of the shareholders, Trustees or officers of the Trust for acts or obligations of the Trust, which are binding only on the assets and property of the Trust, and requires that notice of the disclaimer be given in each contract or obligation entered into or executed by the Trust or its Trustees. The Amended and Restated Declaration of Trust provides for indemnification out of Fund property for all loss and expense of any shareholder of a Fund held personally liable for the obligations of that Fund. The risk of a shareholder of the Trust incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations and, thus, should be considered remote.

                    PRINCIPAL HOLDERS OF SECURITIES:

     MACKENZIE LIMITED TERM MUNICIPAL FUND: To the knowledge of the Trust, as of September 30, 1996, no shareholder owned beneficially or of record 5% or more of the Fund's total outstanding shares, except that of the outstanding Class B shares of the Fund, Elizabeth & B.L. Perry, 1744 Pebble Creek Drive, Prattville, AL 36066-7207, owned of record 23,099.261 shares (12.27%); Yolanda D. Acinapura, 330 Cherry Lane, Havertown, PA 19083-1617, owned of record 21,047.910 shares (11.18%) and William E. Anderson Consulting, 11109 NW 113th Street, Yukon, OK 73099, owned of record 13,792.722 shares (7.32%).

     MACKENZIE NATIONAL MUNICIPAL FUND: To the knowledge of the Trust, as of September 30, 1996, no shareholder owned beneficially or of record 5% or more of the Fund's total outstanding shares, except that of the outstanding Class B shares of the Fund, Bianca Van Der Zee, 907 Maple Branch, Pearland, TX 77584, owned of record 32,108.408 shares (26.45%); Ruth Swartz, 1161 Cayuga Drive, Grand Blanc, MI 48439-4823, owned of record 16,114.112 shares (13.27%); Paul H. Meyer, 8172 Hunnicut, Dallas, TX 75228-5929, owned of record 13,779.197 shares (11.35%); Smith Barney, 388 Greenwich Street, New York, NY 10013, owned of record 12,321.858 shares (10.15%); John and Assuata Digianno, 271-20 77th Road, New Hyde Park, NY 11040-1428, owned of record 11,079.717 (9.12%) and Smith Barney, 388 Greenwich Street, New York, NY 10013 owned of record 10,148.146 (8.36%). Bianca Van Der Zee, 907 Maple Branch, Pearland, TX 77584, may be deemed to hold a controlling interest, as defined in the 1940 Act, in Class B shares of the Fund. Accordingly, as long as Bianca Van Der Zee holds such an interest, he or she may have the ability to influence a vote on any matter that is submitted for approval only to Class B shareholders of the Fund.

     MACKENZIE CALIFORNIA MUNICIPAL FUND: To the knowledge of the Trust, as of September 30, 1996, no shareholder owned beneficially or of record 5% or more of the Fund's total outstanding shares, except that of the outstanding Class B shares of the Fund, The Feldman Family Trust, 25381-G Alicia Parkway - #214, Laguna Hills, CA 92653, owned of record 22,895.412 (19.69%); The Donald R. Melen Trust, 353 Euclid Avenue #308, Oakland, CA 94610, owned of record 14,822.613 (12.75%); Esther Finnigan Trust, 1512 B Granite Hills Drive, El Cajon, CA 92019, owned of record 10,557.756 (9.08%); The Bell Trust, 27031 Vista Point, San Juan Capistrano, CA 92675, owned of record 7,387.412 shares (6.35%) and Robert and Dorothy Kishi, 1301 W 184th Street, Gardena, CA 90248, owned of record 6,081.153 shares (5.23%).

     MACKENZIE NEW YORK MUNICIPAL FUND: To the knowledge of the Trust, as of September 30, 1996, no shareholder owned beneficially or of record 5% or more of the Fund's total outstanding shares, except that of the outstanding Class B shares of the Fund, Susan E. Madigan, 455 Village Lane, Box 126, Orient, NY 11957, owned of record 48,836.499 shares (19.87%); Harold L. Mendelson, 146-01 45th Avenue, Suite 402, Flushing, NY 11355, owned of record 23,572.940 shares (9.59%); Smith Barney, 388 Greenwich Street, New York, NY 10013, owned of record 14,089.580 (5.73%) and Barbara A. Shonyo, 6 Juniper Lane, Liverpool, NY 13090, owned of record 13,510.420 shares (5.49%).

                              NET ASSET VALUE

     The market price of a Fund share is its net asset value. The net asset value per share is calculated separately for each Fund, and is computed by dividing the value of the assets of the Fund, less its liabilities, by the number of shares of the Fund outstanding. A Fund's liabilities are allocated between its Classes. The total of such liabilities allocated to a Class plus that Class' distribution fee and any other expenses specially allocated to that Class are then deducted from the proportionate interest of the Class in the Fund's assets, and the resulting amount for each Class is divided by the number of shares of that Class outstanding to produce the net asset value per share.

     Portfolio securities are valued and net asset value per share is determined as of the close of regular trading on the New York Stock Exchange (the "Exchange") (normally 4:00 p.m., Eastern Time) on each day the Exchange is open for trading. The Trust's offices will be closed, and net asset value will not be calculated on the following national business holidays: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. On any day on which either or both of the Funds' Custodian or the Exchange close early as a result of such day being a partial holiday or otherwise, the Funds reserve the right to advance the time on that day by which purchase and redemption requests must be received.

     Municipal securities held by the Funds are valued through a pricing service and/or in accordance with procedures approved by the Board of Trustees. Valuations furnished by a pricing service are based on a computerized matrix system and/or appraisals based in each case upon information concerning market transactions and quotations from recognized municipal securities dealers. In valuing the Funds' municipal securities, the pricing service considers factors such as yields or prices of municipal bonds of comparable quality, type of issue, coupon, maturity and rating, indications as to value from dealers, and general market conditions. The Trust's officers, under the general supervision of the Board of Trustees, will regularly review procedures used and valuations provided by the pricing service.

     Taxable securities held by a Fund for which market quotations are readily available will be valued at market value, which is the last reported sale price or, at the mean between the latest available bid and asked prices. The Board of Trustees has determined that securities having 60 days or less remaining to maturity will be valued at their amortized cost, which approximates market value when such amortized cost is believed to reflect the fair market value of such securities.

     The sale of a Fund's shares will be suspended during any period when the determination of its net asset value is suspended pursuant to rules or orders of the SEC, and may be suspended by the Board of Trustees whenever in its judgment it is in the best interest of the Fund to do so.

                            PORTFOLIO TURNOVER

     A change in securities held by a Fund is known as "portfolio turnover" and may involve the payment by the Fund of dealer markup or underwriting commission and other transaction costs on the sale of securities, as well as on the reinvestment of the proceeds in other securities. A Fund's portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the most recently completed fiscal year by the monthly average of the value of the portfolio securities owned by the Fund during that year. For purposes of determining a Fund's portfolio turnover rate, all securities whose maturities at the time of acquisition were one year or less are excluded. The annual portfolio turnover rates for the Funds are provided in the Prospectus.

                                REDEMPTIONS

     Shares of a Fund are redeemed at their net asset value next determined after a redemption request in proper form has been received by IMSC, less any applicable contingent deferred sales charge. Unless a shareholder requests that the proceeds of any redemption be wired to his or her bank account, payment for shares tendered for redemption is made by check within seven days after tender in proper form, except that the Trust reserves the right to suspend the right of redemption or to postpone the date of payment upon redemption, to the extent permitted by Federal securities laws, (i) for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closing) or during which trading on the Exchange is restricted, (ii) for any period during which an emergency exists as determined by the SEC as a result of which disposal of securities owned by a Fund is not reasonably practicable or it is not reasonably practicable for a Fund fairly to determine the value of its net assets, or
(iii) for such other periods as the SEC may by order permit for the protection of shareholders of a Fund.

     Under unusual circumstances, when the Board of Trustees deems it in the best interest of a Fund's shareholders, that Fund may make payment for shares repurchased or redeemed, in whole or in part, in securities of the Fund taken at current value. If any such redemption in kind is to be made, the Fund intends to make an election pursuant to Rule 18f-1 under the 1940 Act. This will require the Fund to redeem with cash at a shareholder's election in any case where the redemption involves less than $250,000 (or 1% of the Fund's net asset value at the beginning of each 90-day period during which such redemptions are in effect, if that amount is less than $250,000). If payment is made in the form of Fund securities, the redeeming shareholder may incur brokerage costs in converting such securities to cash.

     Subject to state law restrictions, the Trust may redeem those accounts of shareholders who have maintained an investment, including sales charges paid, of less than $1,000 in a Fund for a period of more than 12 months. All accounts below that minimum will be redeemed simultaneously when MIMI deems it advisable. The $1,000 balance will be determined by actual dollar amounts invested by the shareholder, unaffected by market fluctuations.
The Trust will notify any such shareholder by certified mail of its intention to redeem such account, and the shareholder shall have 60 days from the date of such letter to invest such additional sum as shall raise the value of such account above that minimum. Should the shareholder fail to forward such sum within 60 days of the date of the Trust's letter of notification, the Trust will redeem the shares held in such account and transmit the redemption in value thereof to the shareholder. However, those shareholders who are investing pursuant to the Automatic Investment Method will not be redeemed automatically unless they have ceased making payments pursuant to the plan for a period of at least six consecutive months, and these shareholders will be given six months' notice by the Trust before such redemption. Shareholders in a qualified retirement, pension or profit sharing plan who wish to avoid tax consequences would have to "rollover" any sum so redeemed into another qualified plan within 60 days. The Trustees of the Trust may change the minimum account size.

     If a shareholder has given authorization for telephonic redemption privilege, shares can be redeemed and proceeds sent by Federal wire to a single previously designated bank account. Delivery of the proceeds of a wire redemption request of $250,000 or more may be delayed by the Fund for up to seven days if deemed appropriate under then current market conditions. The Trust reserves the right to change this minimum or to terminate the telephonic redemption privilege without prior notice. The Trust cannot be responsible for the efficiency of the Federal wire system of the shareholder's dealer of record or bank. The shareholder is responsible for any charges by the shareholder's bank.

     The Funds employ reasonable procedures that require personal identification prior to acting on redemption or exchange instructions communicated by telephone to confirm that such instructions are genuine. In the absence of such procedures, a Fund may be liable for any losses due to unauthorized or fraudulent telephone instructions.

                       CONVERSION OF CLASS B SHARES

     As described in the Prospectus, Class B shares of a Fund will convert automatically to Class A shares of that Fund, based on the relative net asset values per share of the two Classes, as of the close of business on the first business day after the last day of the calendar quarter in which the eighth anniversary of the initial issuance of such Class B shares of the Fund occurs. For the purpose of calculating the holding period required for conversion of Class B shares, the date of initial issuance shall mean: (i) the date on which such Class B shares were issued, or (2) for Class B shares obtained through an exchange, or a series of exchanges, (subject to the exchange privileges for Class B shares) the date on which the original Class B shares were issued. For purposes of conversion of Class B shares, Class B shares purchased through the reinvestment of dividends and capital gain distributions paid in respect of Class B shares will be held in a separate sub-account. Each time any Class B shares in the shareholder's regular account (other than those shares in the sub-account) convert to Class A shares, a pro rata portion of the Class B shares in the sub-account will also convert to Class A shares. The portion will be determined by the ratio that the shareholder's Class B shares converting to Class A shares bears to the shareholder's total Class B shares not acquired through the reinvestment of dividends and capital gain distributions.

                                 TAXATION

     The following is a general discussion of certain tax rules thought to be applicable with respect to the Funds. It is merely a summary and is not an exhaustive discussion of all possible situations or of all potentially applicable taxes. Accordingly, shareholders and prospective shareholders should consult a competent tax advisor about the tax consequences to them of investing in any Fund.

                                 GENERAL

     Each Fund intends to continue to qualify and elect to be treated as a regulated investment company under Subchapter M of the Code. In order to qualify, each Fund must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock, securities, or foreign currencies, or other income (including but not limited to gains from options, futures, and forward contracts) derived with respect to its business of investing in such stock, securities or currencies; (b) derive in each taxable year less than 30% of its gross income from the sale or other disposition of certain assets (namely (i) stock or securities, (ii) options, futures, and forward contracts (other than those on foreign currencies), and (iii) foreign currencies (including options, futures, and forward contracts on such currencies) not directly related to the Fund's principal business of investing in stocks or securities (or options and futures with respect to stocks and securities)) held less than three months (the "30% Limitation"); and (c) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund's assets is represented by cash, U.S. Government securities, the securities of other regulated investment companies, and other securities, with such other securities of any one issuer limited for purposes of this calculation to an amount not greater than 5% of the Fund's assets and 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in securities of any other issuer (other than U.S. Government securities and the securities of other regulated investment companies).

     As a regulated investment company, a Fund generally will not be subject to U.S. Federal income tax on its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses) and net capital gains (net long-term capital gains in excess of net short-term capital losses) that it distributes to shareholders, if at least 90% of both its investment company taxable income and its net tax-exempt interest income for the taxable year is distributed. Each Fund intends to distribute such income.

     Amounts, other than tax-exempt interest, not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax. To avoid that tax, each Fund must distribute during each calendar year an amount equal to (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the twelve-month period ending on October 31 of the calendar year, and (3) all ordinary income and capital gains for previous years that were not distributed during such years. A distribution, including an "exempt-interest dividend," will be treated as paid on December 31 of the current calendar year if it is declared by a Fund in October, November or December of that year to shareholders of record at some date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taken into account by shareholders in the calendar year the distributions are declared, rather than the calendar year in which the distributions are received.

     Certain of the Funds may enter into put transactions with respect to municipal obligations they hold. The IRS has issued published and private rulings concerning the treatment of such put transactions for Federal income tax purposes. The Fund's situation is distinguishable from those addressed in these rulings; thus, there can be no assurance that a Fund will be treated as the owner of the municipal obligations subject to the puts or that the interest on such obligations received by the Fund will be exempt from Federal income tax. If the Fund is not treated as the owner of the municipal obligations subject to the puts, distributions of income derived from such obligations would be taxed as ordinary income.


                                DISCOUNT

     Certain of the bonds purchased by a Fund may be treated as bonds that were originally issued at a discount. Original issue discount represents interest for Federal income tax purposes and can generally be defined as the difference between the price at which a security was issued and its stated redemption price at maturity. Original issue discount is treated for Federal income tax purposes as income earned by a Fund, although no cash is actually received by a Fund, and therefore is subject to the distribution requirements of the Code. The amount of income earned by a Fund generally is determined on the basis of a constant yield to maturity that takes into account the semi-annual compounding of accrued interest.

     In addition, some of the bonds may be purchased by a Fund at a discount that exceeds the original issue discount on such bonds, if any. This additional discount represents market discount for Federal income tax purposes. The gain realized on the disposition of any bond, including a tax-exempt bond, having market discount will be treated as ordinary income to the extent it does not exceed the accrued market discount on such bond (unless a Fund elects for all its debt securities acquired after the first day of the first taxable year to which the election applies having a fixed maturity date of more than one year from the date of issue to include market discount in income in tax years to which it is attributable). Generally, market discount accrues on a daily basis for each day the bond is held by a Fund at a constant rate over the time remaining to the bond's maturity.

                               DISTRIBUTIONS

     Each Fund intends to qualify to pay "exempt- interest dividends" to its shareholders but there is no guarantee that any particular Fund will so qualify. A Fund will be so qualified if, at the close of each quarter of its taxable year, at least 50% of the value of its total assets consist of state and municipal securities on which interest payments are exempt from Federal income tax and such interest payments when distributed are designated as exempt-interest dividends by the Fund. Exempt-interest dividends are excludable from a shareholder's gross income for Federal income tax purposes. Exempt- interest dividends, however, must be taken into account by shareholders in determining whether their total incomes are large enough to result in taxation of up to 85% of their social security benefits or certain railroad retirement benefits. Exempt-interest dividends that are attributable to certain private activity bonds may constitute an item of tax preference for purposes of the alternative minimum tax. For corporate shareholders, exempt-interest dividends may comprise all or part of an adjustment to alternative minimum taxable income, which may result in the imposition or increase in such tax. Each Fund will inform shareholders annually as to the portion of the distributions from the Fund that constituted exempt-interest dividends.

     Distributions of investment company taxable income are taxable to a U.S. shareholder as ordinary income, whether paid in cash or shares. Because no portion of a Fund's income is expected to consist of dividends paid by U.S. corporations, no portion of the dividends paid by a Fund is expected to be eligible for the corporate dividends-received deduction. Distributions of net capital gains, if any, that are designated as capital gain dividends are taxable as long-term capital gains, whether paid in cash or in shares, regardless of how long the shareholder has held a Fund's shares, and are not eligible for the dividends received deduction. The tax treatment of distributions from a Fund is the same whether the dividends are received in cash or in additional shares. Shareholders receiving distributions in the form of newly issued shares will have a cost basis in each share received equal to the net asset value of a share of the Fund on the reinvestment date. A distribution of an amount in excess of a Fund's current and accumulated earnings and profits will be treated by a shareholder as a return of capital that is applied against and reduces the shareholder's basis in his or her shares. To the extent that the amount of any such distribution exceeds the shareholder's basis in his or her shares, the excess will be treated by the shareholder as gain from a sale or exchange of the shares. Shareholders will be notified annually as to the U.S. Federal tax status distributions and shareholders receiving distributions in the form of newly issued shares will receive a report as to the net asset value of the shares received.

     If the net asset value of shares is reduced below a shareholder's cost as a result of a distribution by a Fund, such distribution will be taxable (unless it is an exempt-interest dividend) even though it represents a return of invested capital. Investors should be careful to consider the tax implications of buying shares just prior to a distribution. The price of shares purchased at this time may reflect the amount of the forthcoming distribution. Those purchasing just prior to a distribution will receive a distribution that will nevertheless be taxable to them (unless it is an exempt-interest dividend).

     Deductions for interest expense incurred to acquire or carry shares of a Fund may be subject to limitations that reduce, defer, or eliminate such deductions. This includes limitations on deducting interest on indebtedness properly allocable to investment property (which may include shares of a Fund). In addition, a shareholder may not deduct that portion of interest on indebtedness incurred or continued to purchase or carry shares of an investment company paying exempt-interest dividends, which bears the same ratio to the total of such interest as the exempt-interest dividends bear to the total dividends, excluding capital gain dividends received by the shareholder. Under rules issued by the IRS for determining when borrowed funds are considered used for the purposes of purchasing or carrying particular assets, the purchase of shares may be considered to have been with borrowed funds even though the borrowed funds are not directly traceable to the purchase of shares.

     Opinions relating to the validity of municipal securities and the exemption of interest thereon from Federal income tax are rendered by bond counsel to the issuers. The Funds, MIMI, MFC and their affiliates, and the Funds' counsel make no review of proceedings relating to the issuance of state or municipal securities and the bases of such opinions.

                           DISPOSITION OF SHARES

     Upon a redemption, sale or exchange of his or her shares, a shareholder will realize a taxable gain or loss depending upon his or her basis in the shares. Such gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholder's hands and will be long-term or short-term, generally depending upon the shareholder's holding period for the shares. Any loss realized on a redemption, sale or exchange will be disallowed to the extent the shares disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a shareholder on the sale of Fund shares held by the shareholder for six months or less will be treated as a long-term capital loss to the extent of any distributions of net capital gains received or treated as having been received by the shareholder with respect to such shares. Any loss realized by shareholder on the redemption, sale or exchange of shares of a Fund with respect to which exempt-interest dividends have been paid will, to the extent of such exempt-interest dividends, be disallowed if such shares have been held by the shareholder for six months or less.

     In some cases, shareholders will not be permitted to take sales charges into account for purposes of determining the amount of gain or loss realized on the disposition of their stock. This prohibition generally applies where (1) the shareholder incurs a sales charge in acquiring the stock of a Fund, (2) the stock is disposed of before the 91st day after the date on which it was acquired, and (3) the shareholder subsequently acquires the stock of the same or another Fund and the otherwise applicable sales charge is reduced under a "reinvestment right" received upon the initial purchase of regulated investment company shares. The term "reinvestment right" means any right to acquire stock of one or more Funds without the payment of a sales charge or with the payment of a reduced sales charge. Sales charges affected by this rule are treated as if they were incurred with respect to the stock acquired under the reinvestment right. This provision may be applied to successive acquisitions of Fund shares.

                            BACKUP WITHHOLDING

     Each Fund will be required to report to the IRS all distributions (other than exempt-interest dividends) as well as gross proceeds from the redemption of that Fund's shares, except in the case of certain exempt shareholders. All such reportable distributions and proceeds will be subject to withholding of Federal income tax at a rate of 31% ("backup withholding") in the case of non-exempt shareholders if (1) the shareholder fails to furnish the Fund with and to certify the shareholder's correct taxpayer identification number or social security number; (2) the IRS notifies the shareholder or the Fund that the shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect; or (3) when required to do so, the shareholder fails to certify that he or she is not subject to backup withholding. If the withholding provisions are applicable, any such distributions or proceeds, whether reinvested in additional shares or taken in cash, will be reduced by the amounts required to be withheld.

                              OTHER TAXATION

     The foregoing discussion relates only to U.S. Federal income tax law as applicable to U.S. persons (i.e., U.S. citizens and residents and U.S. corporations, partnerships, trusts and estates). Distributions by a Fund also may be subject to state and local taxes, and their treatment under state and local income tax laws may differ from the U.S. Federal income tax treatment. In certain states, Fund distributions that are derived from interest on obligations of that state or its municipalities or any political subdivisions thereof may be exempt from state and local taxes. Fund distributions that are derived from interest on obligations of the U.S. Government and certain of its agencies, authorities and instrumentalities also may be exempt from state and local taxes in certain states. Shareholders should consult their tax advisers with respect to particular questions of U.S. Federal, state and local taxation. Persons who may be "substantial users" (or "related persons" of substantial users) of facilities financed by industrial development bonds should consult their tax advisers before purchasing shares of a Fund. The term "substantial user" generally includes any "non-exempt person" who regularly uses in his or her trade or business a part of a facility financed by industrial development bonds. Generally, an individual will not be a "related person" of a substantial user under the Code unless the person or his or her immediate family owns directly or indirectly in the aggregate more than a 50% equity interest in the substantial user. Shareholders who are not U.S. persons should consult their tax advisers regarding U.S. and foreign tax consequences of ownership of shares of a Fund, including the likelihood that distributions to them would be subject to withholding of U.S. Federal income tax at a rate of 30% (or at a lower rate under a tax treaty).

    SPECIAL INFORMATION RELATING TO MACKENZIE CALIFORNIA MUNICIPAL FUND

     Under California law, a mutual fund that qualifies as a regulated investment company generally must have at least 50% of its total assets in California state and local issues or certain U.S. Government obligations or a combination thereof at the end of each quarter of its taxable year in order to be eligible to pay dividends that will be exempt from California personal income tax. Generally, shareholders who are California residents will not incur California personal income tax on the amount of dividends received by them from Mackenzie California Municipal Fund that the Fund designates as California exempt-interest dividends derived from California state and local issues or certain U.S. Government obligations, whether taken in cash or reinvested in additional shares. Gain on the sale or redemption of Fund shares is subject to California personal income tax. Shareholders will normally be subject to California personal income tax on dividends paid from interest income derived from taxable securities and from securities issued by states other than California and its subsidiaries and on distribution of net capital gains.

     SPECIAL INFORMATION RELATING TO MACKENZIE NEW YORK MUNICIPAL FUND

     Exempt-interest dividends, whether received by shareholders in cash or in additional shares, derived by New York residents from interest on qualifying New York bonds generally are exempt from New York State and New York City personal income taxes, but not corporate franchise taxes. Dividends and distributions derived from taxable income and capital gains are not exempt from New York State and New York City taxes. Interest on indebtedness incurred or continued by a shareholder to purchase or carry shares of the Fund is not deductible for New York State or New York City personal income tax purposes. Gain on the sale or redemption of Fund shares generally is subject to New York State and New York City personal income tax.

                          PERFORMANCE INFORMATION

     Performance information for the separate classes of shares of a Fund may be compared, in reports and promotional literature, to: (i) the S&P 500 Index, Dow Jones Industrial Average ("DJIA"), or other unmanaged indices so that investors may compare a Fund's results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of mutual funds tracked by Lipper Analytical Services, a widely used independent research firm that ranks mutual funds by overall performance, investment objectives and assets, or tracked by other services, companies, publications, or other criteria; and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in a Fund. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses. Performance rankings are based on historical information and are not intended to indicate future performance.

     In addition, the Trust may, from time to time, include various measures of a Fund's performance including the current yield, the tax-equivalent yield and the average annual total return of shares of the Funds in advertisements, promotional literature or reports to shareholders
or prospective investors.   Such materials may occasionally cite statistics
to reflect a Fund's volatility or risk.

     YIELD. Quotations of yield for a specific Class of shares of a Fund will be based on all investment income attributable to that Class earned during a particular 30-day (or one month) period (including dividends and interest), less expenses attributable to that Class accrued during the period ("net investment income"), and will be computed by dividing the net investment income per share of that Class earned during the period by the maximum offering price per share (in the case of Class A shares) or the net asset value per share (in the case of Class B shares) on the last day of the period, according to the following formula:


        YIELD     =    2[({(a-b)/cd} + 1){superscript 6}-1]

        Where:         a         =    dividends and interest earned during
                                      the period attributable to a specific
                                      Class of shares,
                       b         =    expenses accrued for the period
                                      attributable to that Class (net of
                                      reimbursements),
                       c         =    the average daily number of shares of
                                      that Class outstanding during the
                                      period that were entitled to receive
                                      dividends, and
                       d         =    the maximum offering price per share
                                      (in the case of Class A shares) or
                                      the net asset value per share (in the
                                      case of Class B shares) on the last
                                      day of the period.

    The yield for Class A and Class B shares of the Funds for the 30-day period ended June 30, 1996 were: Mackenzie Limited Term Municipal Fund -- 4.24% and 3.89%, respectively; Mackenzie California Municipal Fund -- 4.35% and 4.11%, respectively; Mackenzie National Municipal Fund -- 4.28% and 4.36%, respectively; and Mackenzie New York Municipal Fund -- 4.34% and 4.06%, respectively. The yield figures reflect voluntary expense reimbursements by MIMI. Without the voluntary reimbursements, the yield for Class A and Class B shares of each Fund for the same 30-day period would have been: Mackenzie Limited Term Municipal Fund -- 3.68% and 3.31%, respectively; Mackenzie California Municipal Fund -- 4.11% and 3.86%, respectively; Mackenzie National Municipal Fund -- 3.86% and 3.91%, respectively; and Mackenzie New York Municipal Fund -- 3.76% and 3.45%, respectively.

     TAX-EQUIVALENT YIELD. Tax-equivalent yield for a specific Class of shares of a Fund is the net annualized taxable yield needed to produce a specified tax-exempt yield at a given tax rate based on a specified 30-day (or one month) period assuming semi-annual compounding of income. Tax-equivalent yield is calculated by dividing that portion of a Fund's yield (as computed in the yield description above) that is tax-exempt by one minus a stated income tax rate and adding the product to that portion, if any, of the yield of the Fund that is not tax-exempt. Thus, for example, for the thirty- day period ended June 30, 1996, taxpayers with effective combined federal, state and/or city marginal income tax rates of 28% and 31% would have had to have earned (i) a taxable yield of 5.89% and 6.14% (or 5.11% and 5.33% without the voluntary reimbursements), respectively, to receive after-tax income equal to the 4.24% (or 3.68% without the voluntary reimbursements) tax-free yield of Class A shares of Mackenzie Limited Term Municipal Fund for that period; (ii) a taxable yield of 5.95% and 6.21% (or 5.37% and 5.60% without the voluntary reimbursements), respectively, to receive after-tax income equal to the 4.28% (or 3.86% without the voluntary reimbursements) tax-free yield of Class A shares of Mackenzie National Municipal Fund for that period; (iii) a taxable yield of 6.04% and 6.30% (or 5.71% and 5.96% without the voluntary reimbursements), respectively, to receive after-tax income equal to the 4.35% (or 4.11% without the voluntary reimbursements) tax-free yield of Class A shares of Mackenzie California Municipal Fund for that period; and (iv) a taxable yield of 6.02% and 6.28% (or 5.22% and 5.45% without the voluntary reimbursements), income equal to the 4.34% (or 3.76% without the voluntary reimbursements) tax-free yield of Class A shares of Mackenzie New York Municipal Fund for that period. For the thirty-day period ended June 30, 1996, taxpayers with effective combined federal, state and/or city marginal income tax rates of 28% and 31% would have had to have earned (i) a taxable yield of 5.41% and 5.64% (or 4.60% and 4.80% without the voluntary reimbursements), respectively, to receive after-tax income equal to the 3.89% (or 3.31% without the voluntary reimbursements) tax-free yield of Class B shares of Mackenzie Limited Term Municipal Fund for that period;
(ii) a taxable yield of 6.05% and 6.31% (or 5.44% and 5.67% without the voluntary reimbursements), respectively, to receive after-tax income equal to the 4.36% (or 3.91% without the voluntary reimbursements) tax-free yield of Class B shares of Mackenzie National Municipal Fund for that period;
(iii) a taxable yield of 5.70% and 5.95% (or 5.36% and 5.59% without the voluntary reimbursements), respectively, to receive after-tax income equal to the 4.11% (or 3.86% without the voluntary reimbursements) tax-free yield Class B shares of Mackenzie California Municipal Fund for that period; and
(iv) a taxable yield of 5.63% and 5.88% (or 4.79% and 5.00% without the voluntary reimbursements), respectively, to receive after-tax income equal to the 4.06% (or 3.45% without the voluntary reimbursements) tax-free yield of Class B shares of Mackenzie New York Municipal Fund for that period.
For a more detailed explanation of tax-equivalent yields, see Appendix B of this SAI.

     AVERAGE ANNUAL TOTAL RETURN. Quotations of standardized average annual total return ("Standardized Return") for a specific Class of shares of a Fund will be expressed in terms the average annual compounded rate of return that would cause a hypothetical investment in that Class of a Fund made on the first day of a designated period to equal the ending redeemable value ("ERV") of such hypothetical investment on the last day of the designated period, according to the following formula:

                    P(1 + T){superscript n} = ERV

          Where:    P    =    a hypothetical initial payment of $1,000 to
                              purchase shares of a specific Class

                    T    =    the average annual total return of shares of
                              that Class

                    n    =    the number of years

                    ERV  =    the ending redeemable value of a hypothetical

                              $1,000 payment made at the beginning of the period.

     For purposes of the above computation for a Fund, it is assumed that all dividends and capital gains distributions made by a Fund are reinvested at net asset value in additional shares of the same Class during the designated period. In calculating the ending redeemable value for Class A shares and assuming complete redemption at the end of the applicable period, the maximum 3.00% sales charge for Mackenzie Limited Term Municipal Fund, and the maximum 4.75% sales charge for Mackenzie National Municipal Fund, Mackenzie California Municipal Fund and Mackenzie New York Municipal Fund, is deducted from the initial $1,000 payment and, for Class B shares, the applicable contingent deferred sales charge imposed upon redemption of Class B shares held for the period is deducted. Standardized Return quotations for the Funds do not take into account any required payments for federal or state income taxes. Standardized Return quotations for Class B shares for periods of over eight years will reflect conversion of the Class B shares to Class A shares at the end of the eighth year. Standardized Return quotations are determined to the nearest 1/100 of 1%.

     A Fund may, from time to time, include in advertisements, promotional literature or reports to shareholders or prospective investors total return data that are not calculated according to the formula set forth above ("Non-Standardized Return"). Neither initial nor contingent deferred sales charges are taken into account in calculating Non-Standardized Return; a sales charge, if deducted, would reduce the return.

     The following tables summarize the calculation of Standardized and Non-Standardized Return for the Class A and Class B shares of the Funds for the periods indicated. In determining the average annual total return for a specific Class of shares of a Fund, recurring fees, if any, that are charged to all shareholder accounts are taken into consideration. For any account fees that vary with the size of the account of a Fund, the account fee used for purposes of the following computations is assumed to be the fee that would be charged to the mean account size of the Fund. Shares of the Funds outstanding as of March 31, 1994 were designated Class A shares.


MACKENZIE LIMITED TERM MUNICIPAL FUND:

                                                  NON-STANDARDIZED
                     STANDARDIZED RETURN[*]          RETURN[**]
                    CLASS A[1]   CLASS B[2]     CLASS A[3]   CLASS B[4]
                    ----------   ----------     ----------   ----------
One year ended
June 30, 1996:       1.32%        0.98%          4.46%        3.98%

Inception to
June 30, 1996:[#]    4.44%        3.67%          5.10%        4.51%

--------------------------

     [*] The Standardized Return figures for Class A shares reflect the deduction of the maximum initial sales charge of 3.00%. The Standardized Return figures for Class B shares reflect the deduction of the applicable contingent deferred sales charge imposed on a redemption of Class B shares held for the period.

     [**] The Non-Standardized Return figures do not reflect the deduction of any initial or contingent deferred sales charge.

     [#] The commencement of operations for Mackenzie Limited Term Municipal Fund (formerly Limited Term Portfolio of the Zweig Tax-Free Fund, Inc.), and the Class A shares of that Fund, was April 22, 1985. From that date until August 2, 1991, the fund was managed by Zweig/Glaser Advisors. Effective August 2, 1991, the Fund is being managed (with the same investment objectives) by MIMI, which date is the "inception" date for Class A shares in the above table. The inception date for Class B shares of the Fund was April 1, 1994.

     [1] The Standardized Return figures for Class A shares reflect expense reimbursement. Without expense reimbursement, the Standardized Return for Class A shares for the one year ended June 30, 1996 and the period from inception through June 30, 1996 would have been 0.93% and 4.14%, respectively.

     [2] The Standardized Return figures for Class B shares reflect expense reimbursement. Without expense reimbursement, the Standardized Return for Class B shares for the one year ended June 30, 1996 and the period from inception through June 30, 1996 would have been 0.58% and 3.27%, respectively.

     [3] The Non-Standardized Return figures for Class A shares reflect expense reimbursement. Without expense reimbursement, the Non-Standardized Return for Class A shares for the one year ended June 30, 1996 and the period from inception through June 30, 1996 would have been 4.05% and 4.78%, respectively.

     [4] The Non-Standardized Return figures for Class B shares reflect expense reimbursement. Without expense reimbursement, the Non-Standardized Return for Class B shares for the one year ended June 30, 1996 and the period from inception through June 30, 1996 would have been 3.58% and 4.11%, respectively.

MACKENZIE NATIONAL MUNICIPAL FUND:

                                                  NON-STANDARDIZED
                     STANDARDIZED RETURN[*]          RETURN[**]
                    CLASS A[1]   CLASS B[2]     CLASS A[3]   CLASS B[4]
                    ----------   ----------     ----------   ----------
One year ended
June 30, 1996:      (0.28)%      (1.12)%         4.69%        3.88%

Five years ended
June 30, 1996:       5.49%        N/A            6.52%        N/A

Inception to
June 30, 1996:[#]    6.20%        3.55%          6.84%        4.82%

--------------------------

     [*] The Standardized Return figures for Class A shares reflect the deduction of the maximum initial sales charge of 4.75%. The Standardized Return figures for Class B shares reflect the deduction of the applicable contingent deferred sales charge imposed on a redemption of Class B shares held for the period.

     [**] The Non-Standardized Return figures do not reflect the deduction of any initial or contingent deferred sales charge.

     [#]  The inception date for Mackenzie National Municipal Fund
          (and the Class A shares of the Fund) was April 15, 1988; the inception date for Class B shares of the Fund was April 1, 1994.

     [1] The Standardized Return figures for Class A shares reflect expense reimbursement. Without expense reimbursement, the Standardized Return for Class A shares for the one year ended June 30, 1996, the five years ended June 30, 1996 and the period from inception through June 30, 1996 would have been (.69)%, 5.23% and 5.10%, respectively.

     [2] The Standardized Return figures for Class B shares reflect expense reimbursement. Without expense reimbursement, the Standardized Return for Class B shares for the one year ended June 30, 1996 and the period from inception through June 30, 1996 would have been (1.52)% and 3.22%, respectively. (Since the inception date for Class B shares of the Fund was April 1, 1994, there were no Class B shares outstanding for the duration of the five year period ending June 30, 1996.)

     [3] The Non-Standardized Return figures for Class A shares reflect expense reimbursement. Without expense reimbursement, the Non-Standardized Return for Class A shares for the one year ended June 30, 1996, the five years ended June 30, 1996 and the period from inception through June 30, 1996 would have been 4.27%, 6.26% and 5.73%, respectively.

     [4] The Non-Standardized Return figures for Class B shares reflect expense reimbursement. Without expense reimbursement, the Non-Standardized Return for Class B shares for the one year ended June 30, 1996 and the period from inception through June 30, 1996 would have been 3.46% and 4.49%, respectively. (Since the inception date for Class B shares of the Fund was April 1, 1994, there were no Class B shares outstanding for the duration of the five year period ending June 30, 1996.)

MACKENZIE CALIFORNIA MUNICIPAL FUND:

                                                      NON-STANDARDIZED
                            STANDARDIZED RETURN[*]       RETURN[**]
                           CLASS A[1]   CLASS B[2]  CLASS A[3]   CLASS B[4]
                           ----------   ----------  ----------   ----------
One year ended
 June 30, 1996:             0.51%       (0.30)%       5.52%       4.70%

Five years ended
 June 30, 1996:             5.67%        N/A          6.70%        N/A

Inception[#] to
 June 30, 1996:             6.65%        3.99%        7.29%       5.25%
---------------------------------

          [*] The Standardized Return figures for Class A shares reflect the deduction of the maximum initial sales charge of 4.75%. The Standardized Return figures for Class B shares reflect the deduction of the applicable contingent deferred sales charge imposed on a redemption of Class B shares held for the period.

          [**] The Non-Standardized Return figures do not reflect the deduction of any initial or contingent deferred sales charge.

          [#] The inception date for Mackenzie National Municipal Fund (and the Class A shares of the Fund) was April 15, 1988; the inception date for the Class B shares of the Fund was April 1, 1994.

          [1] The Standardized Return figures for Class A shares reflect expense reimbursement. Without expense reimbursement, the Standardized Return for Class A shares for the one year ended June 30, 1996, the five years ended June 30, 1996 and the period from inception through June 30, 1996 would have been 0.32%, 5.54% and 5.75%, respectively.

          [2] The Standardized Return figures for Class B shares reflect expense reimbursement. Without expense reimbursement, the Standardized Return for Class B shares for the one year ended June 30, 1996 and the period from inception through June 30, 1996 would have been (0.51)% and 3.83%, respectively. (Since the inception date for Class B shares of the Fund was April 1, 1994, there were no Class B shares outstanding for the duration of the five year period ending June 30, 1996.)

          [3] The Non-Standardized Return figures for Class A shares reflect expense reimbursement. Without expense reimbursement, the Non-Standardized Return for Class A shares for the one year ended June 30, 1996, the five years ended June 30, 1996 and the period from inception through June 30, 1996 would have been 5.32%, 6.58% and 6.38%, respectively.

          [4] The Non-Standardized Return figures for Class B shares reflect expense reimbursement. Without expense reimbursement, the Non-Standardized Return for Class B shares for the one year ended June 30, 1996 and the period from inception through June 30, 1996 would have been 4.49% and 5.08%, respectively. (Since the inception date for Class B shares of the Fund was April 1, 1994, there were no Class B shares outstanding for the duration of the five year period ending June 30, 1996.)

MACKENZIE NEW YORK MUNICIPAL FUND:

                                                      NON-STANDARDIZED
                            STANDARDIZED RETURN[*]       RETURN[**]
                           CLASS A[1]   CLASS B[2]  CLASS A[3]   CLASS B[4]
                           ----------   ----------  ----------   ----------
One year ended
June 30, 1996:              0.12%       (0.63)%       5.11%       4.37%

Five years ended
June 30, 1996:              6.05%        N/A          7.09%        N/A

Inception[#] to
June 30, 1996:              6.49%        3.92%        7.13%       5.18%
_________________________________

          [*] The Standardized Return figures for Class A shares reflect the deduction of the maximum initial sales charge of 4.75%. The Standardized Return figures for Class B shares reflect the deduction of the applicable contingent deferred sales charge imposed on a redemption of Class B shares held for the period.

          [**] The Non-Standardized Return figures do not reflect the deduction of any initial or contingent deferred sales charge.

          [#] The inception date for Mackenzie National Municipal Fund (and the Class A shares of the Fund) was April 15, 1988; the inception date for the Class B shares of the Fund was April 1, 1994.

          [1] The Standardized Return figures for Class A shares reflect expense reimbursement. Without expense reimbursement, the Standardized Return for Class A shares for the one year ended June 30, 1996, the five years ended June 30, 1996 and the period from inception through June 30, 1996 would have been (0.09)%, 5.88% and 5.59%, respectively.

          [2] The Standardized Return figures for Class B shares reflect expense reimbursement. Without expense reimbursement, the Standardized Return for Class B shares for the one year ended June 30, 1996 and the period from inception through June 30, 1996 would have been 0.85% and 3.73%, respectively.

               (Since the inception date for Class B shares of the Fund was
              April 1, 1994, there were no Class B shares outstanding for the duration of the five year period ending June 30, 1996.)

          [3] The Non-Standardized Return figures for Class A shares reflect expense reimbursement. Without expense reimbursement, the Non-Standardized Return for Class A shares for the one year ended June 30, 1996, the five years ended June 30, 1996 and the period from inception through June 30, 1996 would have been 4.90%, 6.92% and 6.23%, respectively.

          [4] The Non-Standardized Return figures for Class B shares reflect expense reimbursement. Without expense reimbursement, the Non-Standardized Return for Class B shares for the one year ended June 30,1996 and the period from inception through June 30, 1996 would have been 4.15%
               and 4.99%, respectively.   (Since the inception date for
               Class B shares of the Fund was April 1, 1994, there were no Class B shares outstanding for the duration of the five year period ending June 30, 1996.)

     CUMULATIVE TOTAL RETURN. Cumulative total return is the cumulative rate of return on a hypothetical initial investment of $1,000 in a specific Class of shares of the Fund for a specified period. Cumulative total return quotations reflect changes in the price of the Fund's shares and assume that all dividends and capital gains distributions during the period were reinvested in Fund shares. Cumulative total return is calculated by computing the cumulative rates of return of a hypothetical investment in a specific Class of shares of the Fund over such periods, according to the following formula (cumulative total return is then expressed as a percentage):

                    C = (ERV/P) - 1

            Where:  C    =    cumulative total return

                    P    =    a hypothetical initial investment of $1,000
                              to purchase shares of a specific Class

                    ERV  =    ending redeemable value:  ERV is the value,
                              at the end of the applicable period, of a hypothetical $1,000 investment made at the beginning of the applicable period.

     MACKENZIE LIMITED TERM MUNICIPAL FUND. The following table summarizes the calculation of Cumulative Total Return for the periods indicated through June 30, 1996, assuming the maximum 3.00% sales charge has been assessed.

                                             SINCE
                              ONE YEAR       INCEPTION[*]

          Class A              1.32%               23.85%
          Class B              0.98%               7.44%

     The following table summarizes the calculation of Cumulative Total Return for the periods indicated through June 30, 1996, assuming the maximum 3.00% sales charge has not been assessed.

                                             SINCE
                              ONE YEAR       INCEPTION[*]

          Class A              4.46%               27.68%
          Class B              3.98%               10.44%

          ___________________________

          [*]  The inception date for Mackenzie Limited Term Municipal Fund
              (and the Class A shares of the Fund) was April 22, 1985; the inception date for Class B shares of the Fund was April 1,
               1994. From commencement until August 2, 1991, this fund (formerly Limited Term Portfolio of the Zweig Tax-Free Fund,
              Inc.) was managed by Zweig/Glaser Advisors.  Effective
               August 2, 1991, the Fund is being managed by MIMI with the same investment objectives.

     MACKENZIE NATIONAL MUNICIPAL FUND. The following table summarizes the calculation of Cumulative Total Return for the periods indicated through June 30, 1996, assuming the maximum 4.75% sales charge has been assessed.

                                                       SINCE
                        ONE YEAR  FIVE YEARS     INCEPTION[*]

          Class A             (0.28)%    30.64%        63.48%
          Class B             (1.12)%    N/A[**]        6.16%

     The following table summarizes the calculation of Cumulative Total Return for the periods indicated through June 30, 1996, assuming the maximum 4.75% sales charge has not been assessed.

                                                       SINCE
                        ONE YEAR  FIVE YEARS     INCEPTION[*]

          Class A              4.69%    37.15%         71.63%
          Class B              3.88%    N/A[**]        11.16%

          ___________________________

          [*] The inception date for Mackenzie National Municipal Fund (and the Class A shares of the Fund) was April 15, 1988; the inception date for Class B shares of the Fund was April 1, 1994.

          [**] No Class B shares were outstanding for the duration of the time period indicated.

     MACKENZIE CALIFORNIA MUNICIPAL FUND. The following table summarizes the calculation of Cumulative Total Return for the periods indicated through June 30, 1996, assuming the maximum 4.75% sales charge has been assessed.

                                                  SINCE
                         ONE YEAR  FIVE YEARS     INCEPTION[*]

          Class A         0.51%    31.74%          69.21%
          Class B        (0.30)%   N/A[**]          7.21%

     The following table summarizes the calculation of Cumulative Total Return for the periods indicated through June 30, 1996, assuming the maximum 4.75% sales charge has not been assessed.

                                                  SINCE
                         ONE YEAR  FIVE YEARS     INCEPTION[*]

          Class A        5.52%     38.31%         77.65%
          Class B        4.70%     N/A[**]        12.21%

          ___________________________

          [*] The inception date for Mackenzie California Municipal Fund (and the Class A shares of the Fund) was April 15, 1988; the inception date for Class B shares of the Fund was April 1, 1994.

          [**] No Class B shares were outstanding for the duration of the time period indicated.

     MACKENZIE NEW YORK MUNICIPAL FUND. The following table summarizes the calculation of Cumulative Total Return for the periods indicated through June 30, 1996, assuming the maximum 4.75% sales charge has been assessed.

                                                  SINCE
                         ONE YEAR  FIVE YEARS     INCEPTION[*]

          Class A         0.12%    34.16%          67.18%
          Class B        (0.63)%   N/A[**]          7.04%

     The following table summarizes the calculation of Cumulative Total Return for the periods indicated through June 30, 1996, assuming the maximum 4.75% sales charge has not been assessed.

                                                  SINCE
                         ONE YEAR  FIVE YEARS     INCEPTION[*]

          Class A        5.11%     40.85%         75.52%
          Class B        4.37%      N/A[**]       12.04%

          ___________________________

          [*] The inception date for Mackenzie New York Municipal Fund (and the Class A shares of the Fund) was April 15, 1988; the inception date for Class B shares of the Fund was April 1, 1994.

          [**] No Class B shares were outstanding for the duration of the time period indicated.


     OTHER QUOTATIONS, COMPARISONS AND GENERAL INFORMATION. The foregoing computation methods are prescribed for advertising and other communications subject to SEC Rule 482. Communications not subject to this rule may contain a number of different measures of performance, computation methods and assumptions, including but not limited to: historical total returns; results of actual or hypothetical investments; changes in dividends, distributions or share values; or any graphic illustration of such data. These data may cover any period of the Trust's existence and may or may not include the impact of sales charges, taxes or other factors.

     Performance quotations for a Fund will vary from time to time depending on market conditions, the composition of the Fund's portfolio and operating expenses of the Fund. These factors and possible differences in the methods used in calculating performance quotations should be considered when comparing performance information regarding a Fund's shares with information published for other investment companies and other investment vehicles. Performance quotations should also be considered relative to changes in the value of a Fund's shares and the risks associated with a Fund's investment objectives and policies. At any time in the future, performance quotations may be higher or lower than past performance quotations and there can be no assurance that any historical performance quotation will continue in the future.

     The Funds may also cite endorsements or use for comparison their performance rankings and listings reported in such newspapers or business or consumer publications as, among others: AAII Journal, Barron's, Boston Business Journal, Boston Globe, Boston Herald, Business Week, Consumer's Digest, Consumer Guide Publications, Changing Times, Financial Planning, Financial World, Forbes, Fortune, Growth Fund Guide, Houston Post, Institutional Investor, International Fund Monitor, Investor's Daily, Los Angeles Times, Medical Economics, Miami Herald, Money Mutual Fund Forecaster, Mutual Fund Letter, Mutual Fund Source Book, Mutual Fund Values, National Underwriter Nelson's Director of Investment Managers, New York Times, Newsweek, No Load Fund Investor, No Load Fund* X, Oakland Tribune, Pension World, Pensions and Investment Age, Personal Investor, Rugg and Steele, Time, U.S. News and World Report, USA Today, The Wall Street Journal, and Washington Post.

                           FINANCIAL STATEMENTS

     The Funds' Portfolios of Investments as of June 30, 1996, Statements of Assets and Liabilities as of June 30, 1996, Statements of Operations for the fiscal year ended June 30, 1996, Statements of Changes in Net Assets for the fiscal year ended June 30, 1996 and the fiscal year ended June 30, 1995, Financial Highlights, Notes to Financial Statements, and Reports of Independent Accountants are included in each Fund's June 30, 1996 Annual Report to Shareholders, which is incorporated by reference into this SAI. Copies of the Funds' financial statements may be obtained upon request and without charge from MIMI at the address and telephone number provided on the cover of this SAI.

                                      APPENDIX A
         DESCRIPTION OF STANDARD & POOR'S CORPORATION ("S&P") AND
        MOODY'S INVESTORS SERVICE, INC. ("MOODY'S") CORPORATE BOND,
            COMMERCIAL PAPER AND MUNICIPAL OBLIGATIONS RATINGS

[From "Moody's Bond Record," November 1994 Issue (Moody's Investor Service, New York, 1994), and "Standard & Poor's Municipal Ratings Handbook," October 1994 Issue (McGraw Hill, New York, 1994).]

     (a)  MOODY'S:

     CORPORATE BONDS. Bonds rated Aaa by Moody's are judged by Moody's to be of the best quality, carrying the smallest degree of investment risk. Interest payments are protected by a large or exceptionally stable margin and principal is secure. Bonds rated Aa are judged by Moody's to be of high quality by all standards. Aa bonds are rated lower than Aaa bonds because margins of protection may not be as large as those of Aaa bonds, or fluctuations of protective elements may be of greater amplitude, or there may be other elements present which make the long-term risks appear somewhat larger than those applicable to Aaa securities. Bonds which are rated A by Moody's possess many favorable investment attributes and are considered as upper medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

     Bonds rated Baa by Moody's are considered medium-grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered well-assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class. Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments of or maintenance of other terms of the contract over any long period of time may be small.

     Bonds which are rated Caa are of poor standing.   Such issues may be
in default or there may be present elements of danger with respect to principal or interest. Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings. Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

     COMMERCIAL PAPER. The Prime rating is the highest commercial paper rating assigned by Moody's. Among the factors considered by Moody's in assigning ratings are the following: (1) evaluation of the management of the issuer; (2) economic evaluation of the issuer's industry or industries and an appraisal of speculative- type risks which may be inherent in certain areas; (3) evaluation of the issuer's products in relation to competition and customer acceptance; (4) liquidity; (5) amount and quality of long-term debt; (6) trend of earnings over a period of ten years; (7) financial strength of a parent company and the relationships which exist with the issuer; and (8) recognition by management of obligations which may be present or may arise as a result of public interest questions and preparations to meet such obligations. Issuers within this Prime category may be given ratings 1, 2 or 3, depending on the relative strengths of these factors. The designation of Prime-1 indicates the highest quality repayment capacity of the rated issue.

     (b)  S&P:

     CORPORATE BONDS. An S&P corporate debt rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation. The ratings are based on current information furnished by the issuer or obtained by S&P from other sources it considers reliable. The ratings described below may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     Debt rated AAA by S&P is considered by S&P to be the highest grade obligation. Capacity to pay interest and repay principal is extremely strong. Debt rated AA is judged by S&P to have a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree. Debt rated A by S&P has a strong capacity to pay interest and repay principal, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

     Debt rated BBB by S&P is regarded by S&P as having an adequate capacity to pay interest and repay principal. Although such bonds normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal than debt in higher rated categories.

     Debt rated BB, B, CCC, CC and C is regarded as having predominately speculative characteristics with respect to capacity to pay interest and repay principal. BB indicates the least degree of speculation and C the highest. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or exposures to adverse conditions. Debt rated BB has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The BB rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BBB-rating. Debt rated B has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The B rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BB or BB- rating. Debt rated CCC has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The CCC rating category is also used for debt subordinated to senior debt that is assigned an actual or implied B or B- rating. The rating CC typically is applied to debt subordinated to senior debt which is assigned an actual or implied CCC debt rating. The rating C typically is applied to debt subordinated to senior debt which is assigned an actual or implied CCC- debt rating. The C rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.

     COMMERCIAL PAPER. An S&P commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days.

     Commercial paper rated A by S&P has the following characteristics:
(i) liquidity ratios are adequate to meet cash requirements; (ii) long-term senior debt rating should be A or better, although in some cases BBB credits may be allowed if other factors outweigh the BBB; (iii) the issuer should have access to at least one additional channel of borrowing; (iv) basic earnings and cash flow should have an upward trend with allowances made for unusual circumstances; and (v) typically the issuer's industry should be well established and the issuer should have a strong position within its industry and the reliability and quality of management should be
unquestioned.   Issues rated A are further referred to by use of numbers 1,
2 and 3 to denote relative strength within this highest classification.
For example, the A-1 designation indicates that the degree of safety regarding timely payment of debt is strong.

     Issues rated B are regarded as having only speculative capacity for timely payment. The C rating is assigned to short-term debt obligations with a doubtful capacity for payment.

II.  MUNICIPAL OBLIGATIONS RATINGS

     (a)  MOODY'S:

                                    Aaa

     Bonds rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

                                     Aa

     Bonds rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

                                     A

     Bonds rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

                                    Baa

     Bonds rated Baa are considered medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

     Moody's letter ratings may be modified by the addition of a numerical modifier, which is used to show relative standing within the major rating categories, except in the Aaa grade.

     MIG Ratings: Moody's ratings for state and municipal short-term obligations will be designated Moody's Investment Grade or MIG. Such ratings recognize the differences between short-term credit risk and long-term risk. Factors affecting the liquidity of the borrower and short-term cyclical elements are critical in short-term ratings, while other factors of the major importance in bond risk, long-term secular trends for example, may be less important over the short run.

     VMIG Ratings: A short-term rating may also be assigned on an issue having a demand feature. Such ratings will be designated as VMIG or, if the demand feature is not rated, as NR. Short-term ratings on issues with demand features are differentiated by the use of the VMIG symbol to reflect such characteristics as payment upon periodic demand rather than fixed maturity dates and payment relying on external liquidity. Additionally, investors should be alert to the fact that the source of payment may be limited to the external liquidity with no or limited legal recourse to the issuer in the event the demand is not met.

                               MIG 1/VMIG 1

     This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

                               MIG 2/VMIG 2

     This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

                               MIG 3/VMIG 3

     This designation denotes favorable quality. All security elements are accounted for but there is lacking the undeniable strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

                               MIG 4/VMIG 4

     This designation denotes adequate quality. Protection commonly regarded as required of an investment security is present and although not distinctly or predominantly speculative, there is specific risk.

     (b)  S&P:

     S&P's Municipal Bond Ratings cover obligations of states and political subdivisions. Ratings are assigned to general obligation and revenue bonds. General obligation bonds are usually secured by all resources available to the municipality and the factors outlined in the rating definitions below are weighted in determining the rating. Because revenue bonds in general are payable from specifically pledged revenues, the essential element in the security for a revenue bond is the quantity and quality of the pledged revenues available to pay debt service.

     Although an appraisal of most of the same factors that bear on the quality of general obligation bond credit is usually appropriate in the rating analysis of a revenue bond, other factors are important, including particularly the competitive position of the municipal enterprise under review and the basic security covenants. Although a rating reflects S&P's judgment as to the issuer's capacity for the timely payment of debt service, in certain instances it may also reflect a mechanism or procedure for an assured and prompt cure of a default, should one occur, i.e., an insurance program, Federal or State guaranty, or the automatic withholding and use of State aid to pay the defaulted debt service.

                                    AAA

     PRIME -- These are obligations of the highest quality. They have the strongest capacity for timely payment of debt service.

     GENERAL OBLIGATION BONDS -- In a period of economic stress, the issuers will suffer the smallest declines in income and will be least susceptible to autonomous decline. Debt burden is moderate. A strong revenue structure appears more than adequate to meet future expenditure requirements. Quality of management appears superior.

     REVENUE BONDS -- Debt service coverage has been, and is expected to remain, substantial. Stability of the pledged revenues is also exceptionally strong, due to the competitive position of the municipal enterprise or to the nature of the revenues. Basic security provisions (including rate covenant, earnings test for issuance of additional bonds, and debt service reserve requirements) are rigorous. There is evidence of superior management.

                                     AA

     HIGH GRADE -- The investment characteristics of general obligation and revenue bonds in this group differ in only small degrees from those of the prime quality issues. Bonds rated "AA" have the second strongest capacity for payment of debt service.

     GOOD GRADE -- Principal and interest payments on bonds in this category are regarded as safe. This rating describes the third strongest capacity for payment of debt service. It differs from the two higher ratings because:

     GENERAL OBLIGATION BONDS -- There is some weakness, either in the local economic base, in debt burden, in the balance between revenues and expenditures, or in quality of management. Under certain adverse circumstances, any one such weakness might impair the ability of the issuer to meet debt obligations at some future date.

     REVENUE BONDS -- Debt service coverage is good, but not exceptional. Stability of the pledged revenues could show some variations because of increased competition or economic influences on revenues. Basic security provisions, while satisfactory, are less stringent. Management performance appears adequate.

                                    BBB

     Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

     S&P's letter ratings may be modified by the addition of a plus or a minus sign, which is used to show relative standing within the major rating categories, except in the AAA-Prime Grade category.

                                    SP-1

     These notes show a very strong or strong capacity to pay principal and interest. Those issues with overwhelming safety characteristics will be given a plus (+) designation.

                                    SP-2

     These notes show a satisfactory capacity to pay principal and interest.

                                APPENDIX B
                       TAX-EXEMPT VS. TAXABLE INCOME


MACKENZIE NATIONAL MUNICIPAL FUND, MACKENZIE LIMITED TERM
MUNICIPAL FUND

The following table illustrates the approximate taxable yields for individuals that are equivalent to various tax-exempt yields, based upon 1996 Federal income tax rates. The table illustrates the approximate yield you would have to earn on taxable investments to equal a given tax-exempt yield in your income tax bracket. Locate your taxable income, then locate your tax bracket based on joint or single tax return filing. Read across to find the approximate equivalent taxable yield you would need to match a given tax-exempt yield. There is, of course, no assurance that an investment in a Fund will result in the realization of any particular return.

1996[*]

                                      INCOME
                                      TAX
TAXABLE INCOME                        BRACKET   TAX-EXEMPT YIELD OF:

Joint         Single                            5%       6%      7%
Return        Return

$0-40,100     $0-24,000               15%       5.88%    7.06%   8.24%

$40,101-      $24,001-                28%       6.94     8.33    9.72
96,900        58,150

$96,901-      $58,151-                31%       7.25     8.70   10.14
147,700       121,300

$147,701-     $121,301-               36%       7.81     9.38   10.94
263,750       263,750

Over          Over                    39.6%     8.28     9.93   11.59
$263,750      $263,750

                                      INCOME
                                      TAX
TAXABLE INCOME                        BRACKET   TAX-EXEMPT YIELD OF:

Joint         Single                            8%       9%     10%
Return        Return

$0-40,100     $0-24,000               15%       9.41%   10.59%  11.76%

$40,101-      $24,001-                28       11.11    12.50   13.89
96,900        58,150

$96,901-      $58,151-                31       11.59    13.04   14.49
147,700       121,300

$147,701-     $121,301-               36       12.50    14.06   15.63
263,750       263,750

Over          Over                    39.6     13.25    14.90   16.56
$263,750      $263,750

                                      INCOME
                                      TAX       TAX-EXEMPT
TAXABLE INCOME                        BRACKET   YIELD OF:
Joint         Single                            11%      12%
Return        Return


$0-40,100     $0-24,000               15%       12.94%   14.12%

$40,101-      $24,001-                28        15.28    16.67
96,900        58,150

$96,901-      $58,151-                31        15.94    17.39
147,700       121,300

$147,701-     $121,301-               36        17.19    18.75
263,750       263,750

Over          Over                    39.6      18.21    19.87
$263,750      $263,750

        [*] This table does not purport to deal with a shareholder's particular situation. Shareholders are advised to consult their own tax advisor with respect to the particular tax consequences to them of an investment in a Fund. This table does not take into account any taxes other than the regular Federal income tax. This table reflects certain assumptions, including: (i) the Federal alternative minimum tax is not applicable, and (ii) a shareholder has no net capital gain for the taxable year. Depending upon the circumstances, a shareholder's effective marginal tax rate may differ from his or her tax bracket rate. This can be attributable to a variety of factors, including the phase out of personal exemptions and the reduction of certain itemized deductions for taxpayers whose adjusted gross incomes exceed specified thresholds.

MACKENZIE CALIFORNIA MUNICIPAL FUND

The following table illustrates the approximate taxable yields for individuals that are equivalent to various tax-exempt yields, based upon combined 1996 Federal and California income tax rates. For cases in which two or more state or Federal brackets fall within a bracket shown, the highest state bracket is combined with the highest Federal bracket. The combined Federal and California income tax brackets shown reflect the fact that state income taxes are currently deductible as an itemized deduction for Federal tax purposes (however, a taxpayer's itemized deductions may be subject to an overall limitation, the effect of which has not been taken into account in preparing this table). The table illustrates the approximate yield you would have to earn on taxable investments to equal a given tax-exempt yield in your income tax bracket. Locate your taxable income, then locate your tax bracket based on joint or single tax return filing. Read across to find the approximate equivalent taxable yield you would need to match a given tax-exempt yield. There is, of course, no assurance that an investment in a Fund will result in the realization of any particular return.

1996[*]
                           INCOME
                           TAX
TAXABLE INCOME             BRACKET   TAX-EXEMPT YIELD OF:

Joint         Single                 5%       6%      7%
Return        Return

$0-40,100     $0-24,000    20.10%    6.26%    7.51%   8.76%

$40,101-      $24,001-     34.70     7.66     9.19    10.72
96,900        58,150

$96,901-      $58,151-     37.42     7.99     9.59    11.19
147,700       111,695


$147,701-     $111,696-    42.40     8.68     10.42   12.15
263,750       223,390

Over          Over         46.24     9.30     11.16   13.02
$263,750      $223,390

                           INCOME
                           TAX
TAXABLE INCOME             BRACKET   TAX-EXEMPT YIELD OF:

Joint         Single                 8%       9%      10%
Return        Return


$0-40,100     $0-24,000    20.10%    10.01%   11.26%  12.52%

$30,101-      $24,001-     34.70     12.25    13.78   15.31
96,900        58,150

$96,901-      $58,151-     37.42     12.78    14.38   15.98
147,700       111,695

$147,701-     $111,696-    42.40     13.89    15.63   17.36
263,750       223,390

Over          Over         46.24     14.88    16.74   18.60
$263,750      $223,390

                           INCOME
                           TAX       TAX-EXEMPT
TAXABLE INCOME             BRACKET   YIELD OF:
Joint         Single                 11%      12%
Return        Return

$0-40,100     $0-24,000    20.10%    13.77%   15.02%

$30,101-      $24,001-     34.70     16.85    18.38
96,900        58,150

$96,901-      $58,151-     37.42     17.58    19.18
147,700       111,695

$147,701-     $111,696-    42.40     19.31    21.07
263,750       223,390

Over          Over         46.24     20.46    22.32
$263,750      $223,390

          [*] This table does not purport to deal with a shareholder's particular situation. Shareholders are advised to consult their own tax advisor with respect to the particular tax consequences to them of an investment in a Fund. This table does not take into account any taxes other than the regular Federal income tax and the regular California personal income tax. This table reflects certain assumptions, including: (i) there are no Federal or California minimum taxes applicable, and (ii) a shareholder has no net capital gain for the taxable year. In addition, this table does not reflect the fact that a shareholder's taxable income for Federal income tax purposes may not be the same as the shareholder's taxable income for California personal income tax purposes. Depending upon the circumstances, a shareholder's effective marginal tax rate may differ from his or her tax bracket rate. This can be attributable to a variety of factors, including the Federal phase out of personal exemptions and reduction of certain itemized deductions for taxpayers whose adjusted gross incomes exceed specified thresholds.

MACKENZIE NEW YORK MUNICIPAL FUND

The following tables illustrate the approximate taxable yields for individuals that are equivalent to various tax-exempt yields, based upon, in the case of the first table, 1996 combined Federal and New York State income tax rates and, in the case of the second table, 1996 combined Federal, New York State and New York City income tax rates. For cases in which two or more state (or city) brackets fall within a Federal bracket, the highest state (or city) bracket is combined with the Federal bracket. The combined income tax brackets shown reflect the fact that city and state income taxes are currently deductible as an itemized deduction for Federal tax purposes (however, a taxpayer's itemized deductions may be subject to an overall limitation, the effect of which has not been taken into account in preparing these tables). The tables illustrate the approximate yield you would have to earn on taxable investments to equal a given tax-exempt yield in your income tax bracket. Locate your taxable income, then locate your tax bracket based on joint or single tax return filing. Read across to find the approximate equivalent taxable yield you would need to match a given tax-exempt yield. There is, of course, no assurance that an investment in a Fund will result in the realization of any particular return.

NEW YORK STATE

1996[*]
                           INCOME
                           TAX
TAXABLE INCOME             BRACKET   TAX-EXEMPT YIELD OF:

Joint         Single                 5%       6%      7%
Return        Return

$0-40,100     $0-24,000    21.06%    6.33%    7.60%   8.87%

$40,101-      $24,001-     33.13     7.48     8.97   10.47
96,900        58,150

$96,901-      $58,151-     35.92     7.80     9.36   10.92
147,700       121,300

$147,701-     $121,301-    40.56     8.41    10.09   11.78
263,750       263,750

Over          Over         43.90     8.91    10.70   12.48
$263,750      $263,750

                           INCOME
                           TAX
TAXABLE INCOME             BRACKET   TAX-EXEMPT YIELD OF:

Joint         Single                  8%       9%     10%
Return        Return

$0-40,100     $0-24,000    21.06%    10.13%   11.40%  12.67%

$40,101-      $24,001-     33.13     11.96    13.46   14.95
96,900        58,150

$96,901-      $58,151-     35.92     12.48    14.04   15.61
147,700       121,300

$147,701-     $121,301-    40.56     13.46    15.14   16.82
263,750       263,750

Over          Over         43.90     14.26    16.04   17.83
$263,750      $263,750


                           INCOME
                           TAX       TAX-EXEMPT
TAXABLE INCOME             BRACKET   YIELD OF:

Joint         Single                 11%      12%
Return        Return

$0-40,100     $0-24,000    21.06%    13.93%   15.20%

$40,101-      $24,001-     33.13     16.45    17.95
96,900        58,150

$96,901-      $58,151-     35.92     17.17    18.73
147,700       121,300

$147,701-     $121,301-    40.56     18.51    20.19
263,750       263,750

Over          Over         43.90     19.61    21.39
$263,750      $263,750

          [*] This table does not purport to deal with a shareholder's particular situation. Shareholders are advised to consult their own tax advisor with respect to the particular tax consequences to them of an investment in a Fund. This table does not take into account: (i) any taxes other than the regular Federal income tax and the regular New York State personal income tax, or (ii) the New York State tax table benefit
recapture tax.   This table reflects certain assumptions, including:  (i)
there are no Federal or New York State minimum taxes applicable, and (ii) a shareholder has no net capital gain for the taxable year. In addition, this table does not reflect the fact that a shareholder's taxable income for Federal income tax purposes may not be the same as the shareholder's taxable income for New York State income tax purposes. Depending upon the circumstances, a shareholder's effective marginal tax rate may differ from his or her tax bracket rate. This can be attributable to a variety of factors, including the Federal phase out of personal exemptions and reduction of certain itemized deductions for taxpayers whose adjusted gross incomes exceed specified thresholds.

NEW YORK STATE AND CITY

1996[*]
                           INCOME
                           TAX
TAXABLE INCOME             BRACKET   TAX-EXEMPT YIELD OF:

Joint         Single                 5%       6%       7%
Return        Return

$0-40,100     $0-24,000    24.79%    6.65%    7.98%    9.31%

$40,101-      $24,001-     36.30     7.85     9.42    10.99
96,900        50,000

$96,901-      $50,001-     39.00     8.20     9.84    11.48
147,700       121,300

$147,701-     $121,301-    43.42     8.84     10.60   12.37
263,750       263,750

Over          Over         46.60     9.36     11.24   13.11
$263,750      $263,750

                           INCOME
                           TAX
TAXABLE INCOME             BRACKET   TAX-EXEMPT YIELD OF:

Joint         Single                 8%       9%      10%
Return        Return

$0-40,100     $0-24,000    24.79%    10.64%   11.97%  13.30%

$40,001-      $24,001-     36.30     12.56    14.13   15.70
96,900        50,000

96,901-       50,001-      39.00     13.11    14.75   16.39
147,700       121,300

$147,701-     $121,301-    43.42     14.14    15.91   17.67
263,750       263,750

Over          Over         46.60     14.98    16.85   18.73
$263,750      $263,750

                           INCOME
                           TAX       TAX-EXEMPT
TAXABLE INCOME             BRACKET   YIELD OF:

Joint         Single                 11%      12%
Return        Return

$0-40,100     $0-24,000    24.79%    14.63%   15.96%

$39,001-      $24,001-     36.30     17.27    18.84
96,900        50,000

$96,901-      $50,001-     39.00     18.03    19.67
147,700       121,300

$147,701-     $121,301-    43.42     19.44    21.21
263,750       263,750

Over          Over         46.60     20.60    22.47
$263,750      $263,750

          [*] This table does not purport to deal with a shareholder's particular situation. Shareholders are advised to consult their own tax advisor with respect to the particular tax consequences to them of an investment in a Fund. This table does not take into account: (i) any taxes other than the regular Federal income tax, the regular New York State personal income tax, and the regular New York City personal income tax (including the temporary tax surcharge and the additional tax), or (ii) the New York State tax table
               benefit recapture tax.   This table reflects certain
               assumptions, including: (i) there are no Federal, state, or city minimum taxes applicable, and (ii) a shareholder has no net capital gain for the taxable year. In addition, this table does not reflect the fact that a shareholder's taxable income for Federal income tax purposes may not be the same as the shareholder's taxable income for state and city tax purposes. Depending upon the circumstances, a shareholder's effective marginal tax rate may differ from his or her tax bracket rate. This can be attributable to a variety of factors, including the Federal phase out of personal exemptions and reduction of certain itemized deductions for taxpayers whose adjusted gross incomes exceed specified thresholds.

               ANNUAL REPORT-THORNBURG LIMITED TERM NATIONAL

Thornburg Limited Term Municipal Fund, Inc. - National Portfolio
Class Shares
                                Thornburg                    Thornburg
                         Limited Term Municipal       Limited Term Municipal
as of 6/30/96                 Fund-National                Fund-National
                                A Shares                     C Shares

SEC Yield                         4.19%                        3.89%
Taxable Equiv. Yields             6.94%                        6.44%
NAV                              $13.35                       $13.37
Max. Offering Price              $13.69                       $13.37


as of 6/30/96
1 Year                            2.01%                        4.05%
5 Years                           5.48%                         NA
10 Years                          6.30%                         NA
Since Inception                  7.09%                         4.54%
Inception Date                  (9/28/84)                    (9/1/94)


If you like the Thornburg Limited Term Municipal Fund - National Portfolio, you might be interested in the Thornburg Limited Term U.S. Government Fund, a managed portfolio of short/intermediate obligations issued by the U.S. Government or by its agencies or instrumentalities, or Thornburg Limited Term Income Fund which invests in short/intermediate investment grade debt obligations. These Funds may be particularly suitable for your IRA, Pension Plan, or Profit Sharing Plan. You might also be interested in the California Portfolio of the Fund or in the Thornburg Intermediate Municipal Fund which has a National Portfolio, a New Mexico Portfolio, and a Florida Portfolio. These Funds offer investors the ability to earn tax-exempt dividends from managed portfolios of short or intermediate municipal bonds. (Interest income may be subject to some state and local taxes. Consult with your tax advisor for your tax status.)

You can find the Thornburg Family of Funds listed in the mutual fund section of most major newspapers. Look for the listings under Thornburg Funds. For more complete information on any of the Funds listed above, including charges and expenses, obtain a prospectus from your broker or write to: Thornburg Securities Corporation, Inc., 119 E. Marcy Street, Suite 202, Santa Fe, New Mexico 87501. Read the prospectus carefully before you invest or send money.

Taxable equivalent yields assume a 39.6% marginal federal tax rate. The municipal funds, except Thornburg Limited Term National, may be subject to the alternative minimum tax. Currently there are no such investments in Thornburg Limited Term Municipal Fund National Portfolio, although portions of this Fund's income may be subject to such a tax in the future. Net investment income of the National Portfolios will be subject to applicable state and local taxes.

The data quoted represent past performance, and the investment return and principal value of an investment in the fund will fluctuate. An investor's shares, when redeemed, may be worth more or less than their original cost.

The total return data shown above reflects the deduction of the maximum sales charge of the Class A Shares of 2.50%.


letter to shareholders
119 East Marcy Street, Suite 202, Santa Fe, New Mexico 87501 (505-984-0200)

August 1, 1996

Dear Fellow Shareholder:

I am pleased to present the Annual Report for the National Portfolio of Thornburg Limited Term Municipal Fund for the fiscal year ending June 30, 1996. The net asset value of the A shares decreased 2 cents per share to $13.35 during the year. If you were with us for the entire period, you received dividends of 62.7 cents per share. If you reinvested your dividends, you received 64 cents per share. Investors who owned C Shares received dividends of
56.6 and 57.7 cents per share, respectively. For a longer perspective on investment returns and share price fluctuations, please read the exhibits included in this report.

It would not surprise me to see interest rates increase a bit over the next year. The U.S. economy is generally firm, the economies of other developed countries are strengthening, and many lesser developed countries are growing as well. Investors here in the U.S. are exhibiting peculiar tendencies. With respect to stocks, investors shoveled almost $150 billion into equity mutual funds during the first 7 months of 1996, focusing in particular on the riskiest funds. As risk prone as investors have become with stocks, bond funds have had net investment of approximately zero this year.

Americans have been net sellers of individual municipal and U.S. government bonds, while simultaneously increasing investments in foreign bonds. Meanwhile, foreign investors seem to like bond investments here. They have been supporting the U.S. bond market for about two years. I suppose the grass is always greener on the other side of the ocean. We like it here at home, but we have positioned your bond portfolio conservatively so as to be able to react quickly to change and take advantage of any opportunities that arise.

Your Limited Term Municipal Fund portfolio currently holds over 470 municipal obligations from 47 states and 2 U.S. Territories. Approximately 86% of the bonds are rated A or better by one of the major rating agencies. As you know, we "ladder" the maturities of the bonds in your portfolio so that some bonds are scheduled to mature at par during each of the next 10 years. Today, your fund's weighted average maturity is approximately 3.6 years, and we always keep it below 5 years. Percentages of the portfolio maturing within each of the next 10 years are summarized below:

         % of portfolio maturing within        Cumulative % maturing by end of

                          1 year = 16%                  year 1 = 16%
                    1 to 2 years = 14%                  year 2 = 30%
                    2 to 3 years = 14%                  year 3 = 44%
                    3 to 4 years = 17%                  year 4 = 61%
                    4 to 5 years = 17%                  year 5 = 78%
                    5 to 6 years = 11%                  year 6 = 89%
                     6 to 7 years = 5%                  year 7 = 94%
                     7 to 8 years = 3%                  year 8 = 97%
                     8 to 9 years = 1%                  year 9 = 98%
                    9 to 10 years = 1%                 year 10 = 99%

Over the years, our practice of laddering a diversified portfolio of short and intermediate maturity municipal bonds has allowed your fund to consistently perform well in varying interest rate environments. For instance, the A shares of Limited Term Municipal Fund received "A" letter grades for one, three, and five year performance relative to other short term municipal bond funds through June 30, 1996.* These rankings, which were published in The Wall Street Journal, reflect total returns in the top 20% of all short term municipal bond funds for those periods. For the 10-year period ending June 30, 1996, the A Shares of Thornburg Limited Term Municipal Fund had the highest total return out of seven short municipal funds, according to Lipper Analytical Services.

Many municipal bonds issued between 1985 and 1990 are being paid off early. Money to pay off these bonds prior to maturity already has been raised. You may own municipal bonds or unit trusts which are being redeemed. Your investment in Thornburg Limited Term Municipal Fund will not be redeemed until you sell it. Please remember that you can easily add to your investment each month by authorizing a simple, automatic transfer from your checking account.

Currently, your fund is the longest running mutual fund of any description to continuously receive a 5 star rating from Morningstar. Limited Term Municipal Fund has had the 5 star overall rating for 106 months. I would like to attribute this to capable execution of a thoroughly sensible investment strategy over time. Thank you for investing in Thornburg Limited Term Municipal Fund.

Sincerely,

/s/ Brian J. McMahon

Brian J. McMahon
Managing Director

(footnotes)

Morningstar proprietary ratings reflects historical risk adjusted performance as of 6/30/96. Ratings are subject to change every month. Funds with at least three years of performance history are assigned ratings from one star (lowest) to five star (highest). Morningstar ratings are calculated from the funds' three-, five-, and ten year average annual returns and a risk factor that reflects fund performance relative to three month Treasury bill returns. 10% of the funds in an investment category receive five stars 22.5% receive four stars. LTMFX is ranked 4-Stars for the 3 year and 5 year periods and 5-Stars for the 10 year period ending 6/30/96. The number of funds within the Municipal, National category tracked by Morningstar as of 6/30/96 is 304,195 and 106 on a 3-,5-, and 10-year basis.

*Source: The Wall Street Journal, July 3, 1996. Performance data are supplied by Lipper Analytical Services, Inc., and reflect performance for the 1, 3, and 5 year periods ending June 30, 1996. An "A" ranking reflects total returns in the top 20% of all funds within the short term municipal objective, as defined by The Wall Street Journal. The average maturity and average quality of the funds within the short municipal objective may differ. At June 30, 1996, 44, 30 and 14 short municipal funds reported 1-year, 3-year, and 5-year total returns, respectively. Performance calculations used to obtain these rankings assume deduction of all expenses and reinvestment of all distributions, but do not include the effect of any sales charge on total return.

statement of assets and liablities

Thornburg Limited Term Municipal Fund, Inc. - National Portfolio
June 30, 1996


ASSETS
Investments, at value (cost $903,161,256)                     $923,629,163
Cash                                                               315,329
Receivable for fund shares sold                                  1,800,036
Interest receivable                                             14,920,246
Prepaid expenses and other assets                                   26,810

                       TOTAL ASSETS                            940,691,584
LIABILITIES

Payable for securities purchased                                 3,753,674
Dividends payable                                                1,222,537
Payable  for fund shares redeemed                                  999,633
Accounts payable and accrued expenses                              403,108
Accounts payable investment adviser (Note 3)                       533,875

                       TOTAL LIABILITIES                         6,912,827
NET ASSETS                                                    $933,778,757
NET ASSET VALUE:

Class A Shares:
Net asset value and redemption price per share
($917,831,208 applicable to 68,745,878 shares of
beneficial interest outstanding - Note 4)                           $13.35

Maximum sales charge, 2.50% of offering
price (2.57% of net asset value per share)                             .34
         Maximum Offering Price Per Share                           $13.69
Class C Shares:
Net asset value and offering price per share*
($15,947,549 applicable to 1,192,469 shares of
beneficial interest outstanding - Note 4)                           $13.37

* Redemption price per share is equal to net asset value less any applicable contingent deferred sales charge.
See notes to financial statements.

statement of operations

Thornburg Limited Term Municipal Fund, Inc. - National Portfolio
Year Ended June 30, 1996

INVESTMENT INCOME
Interest income (net of premium amortized             $52,705,242
     of $2,337,065)


EXPENSES
Investment advisory fees (Note 3)                       6,584,836
Distribution and service fees  (Note 3):
    Class A Shares                                      1,154,408
    Class B Shares                                          5,529
    Class C Shares                                         63,880
Transfer agent fees                                       652,736
Custodian fees                                            312,430
Accounting fees                                            99,720
Professional fees                                          85,955
Registration and filing fees                               71,862
Other expenses                                            143,761

      TOTAL EXPENSES                                    9,175,117

Less:
Expenses reimbursed by investment adviser (Note 3)       (29,691)

      NET EXPENSES                                      9,145,426

      NET INVESTMENT INCOME                            43,559,816


REALIZED AND UNREALIZED
LOSS ON INVESTMENTS - NOTE 5
Net realized loss on investments sold                    (69,749)
Decrease in unrealized appreciation of investments    (1,545,063)
      NET REALIZED AND UNREALIZED
         LOSS ON INVESTMENTS                          (1,614,812)

      NET INCREASE IN NET ASSETS RESULTING
         FROM OPERATIONS                              $41,945,004

See notes to financial statements.

statements of changes in net assets

Thornburg Limited Term Municipal Fund, Inc. - National Portfolio

                                                  Year Ended         Year Ended
                                               June 30, 1996     June  30, 1995
-------------------------------------------------------------------------------
INCREASE (DECREASE) IN
NET ASSETS FROM:

OPERATIONS:

Net investment income                          $  43,559,816     $  47,287,795
Net realized loss on investments sold                (69,749)       (4,022,722)
Increase (Decrease) in unrealized
appreciation of investments                       (1,545,063)        9,446,075

NET INCREASE IN NET ASSETS
RESULTING FROM OPERATIONS                         41,945,004        52,711,148
DIVIDENDS TO SHAREHOLDERS:
From net investment income
Class A Shares                                   (43,028,755)      (47,098,833)
Class B Shares                                       (32,246)          (52,849)
Class C Shares                                      (498,815)         (136,113)

FUND SHARE TRANSACTIONS -- (Note 4)
Class A Shares                                   (12,641,152)     (103,592,542)
Class B Shares                                    (2,834,331)        2,773,214
Class C Shares                                     9,590,852         6,380,857

NET DECREASE IN NET ASSETS                        (7,499,443)      (89,015,118)
NET ASSETS:
Beginning of year                                941,278,200     1,030,293,318
End of year                                    $ 933,778,757     $ 941,278,200

See notes to financial statements.

notes to financial statements

Thornburg Limited Term Municipal Fund, Inc. - National Portfolio

Note 1 - ORGANIZATION

Thornburg Limited Term Municipal Fund, Inc. (the "Fund") was incorporated in Maryland on February 14, 1984. The Fund was reorganized in 1986 as a series investment company with separate investment portfolios. The current portfolios are the National Portfolio (the "Portfolio") and California Portfolio. The Fund is an open-end diversified management investment company, registered under the Investment Company Act of 1940, as amended. The primary investment objective of the Fund is to obtain as high a level of current income exempt from federal income tax as is consistent with preservation of capital.

On September 1, 1994 the Portfolio began offering three classes of shares of beneficial interest, Class A, Class B and Class C shares. All shares outstanding prior to September 1, 1994 are considered Class A shares. On September 28, 1995, all existing Class B shares were converted at net asset value, without the imposition of a deferred sales charge, into Class A shares of an equivalent value. The Fund no longer offers Class B shares. Each class of shares of a Portfolio represents an interest in the same portfolio of investments of the Fund, except that (i) Class A shares are sold subject to a front-end sales charge collected at the time the shares are purchased and bear a service fee, (ii) Class C shares are sold at net asset value without a sales charge at the time of purchase, but are subject to a contingent deferred sales charge upon redemption within one year, and bear both a service fee and a distribution fee, and (iii) the respective classes have different reinvestment privileges. Additionally, each Portfolio may allocate among its classes certain expenses, to the extent allowable to specific classes, including transfer agent fees, government registration fees, certain printing and postage costs, and administrative and legal expenses. Currently, class specific expenses of the Portfolio are limited to distribution fees and certain custody and transfer agent expenses.


Note 2 - SIGNIFICANT ACCOUNTING POLICIES Significant accounting policies of the Fund are as follows:

Valuation of Investments: In determining net asset value, the Portfolio utilizes an independent pricing service approved by the Board of Directors. Debt investment securities have a primary market over the counter and are valued on the basis of valuations furnished by the pricing service. The pricing service values portfolio securities at quoted bid prices or the yield equivalents when quotations are not readily available. Securities for which quotations are not readily available are valued at fair value as determined by the pricing service using methods which include consideration of yields or prices of municipal obligations of comparable quality, type of issue, coupon, maturity and rating; indications as to value from dealers and general market conditions. The valuation procedures used by the pricing service and the portfolio valuations received by the Portfolio are reviewed by the officers of the Fund under the general supervision of the Board of Directors. Short-term obligations having remaining maturities of 60 days or less are valued at amortized cost, which approximates market value.

Federal Income Taxes: It is the policy of the Fund to comply with the provisions of the Internal Revenue Code applicable to "regulated investment companies" and to distribute all of its taxable (if any) and tax exempt income to its shareholders. Therefore, no provision for Federal income tax is required. Dividends paid by the Portfolio for the year ended June 30, 1996 represent exempt interest dividends which are excludable by shareholders from gross income for Federal income tax purposes.

When-Issued and Delayed Delivery Transactions: The Portfolio may engage in when-issued or delayed delivery transactions. To the extent the Portfolio engages in such transactions, it will do so for the purpose of acquiring portfolio securities consistent with its investment objectives and not for the purpose of investment leverage or to speculate on interest rate changes. At the time the Portfolio makes a commitment to purchase a security on a when-issued basis, it will record the transaction and reflect the value in determining its net asset value. When effecting such transactions, assets of the Portfolio of an amount sufficient to make payment for the portfolio securities to be purchased will be segregated on the Portfolio's records on the trade date. Securities purchased on a when-issued or delayed delivery basis do not earn interest until the settlement date.

Dividends: Net investment income of the Portfolio is declared daily as a dividend on shares for which the Portfolio has received payment. Dividends are paid monthly and are reinvested in additional shares of the Portfolio at net asset value per share at the close of business on the dividend payment date, or at the shareholder's option, paid in cash. Net capital gains, to the extent available, will be distributed annually.

General: Securities transactions are accounted for on a trade date basis. Interest income is accrued as earned. Premiums and original issue discounts on securities purchased are amortized to call dates or maturity dates of the respective securities. Realized gains and losses from the sale of securities are recorded on an identified cost basis.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Note 3 - INVESTMENT ADVISORY FEE AND OTHER TRANSACTIONS WITH AFFILIATES


Pursuant to an investment advisory agreement, Thornburg Management Company, Inc. (the "Adviser") serves as the investment adviser and performs services for which the fees are payable at the end of each month. For the year ending June 30, 1996, these fees were payable at annual rates ranging from 3/4 of 1% to 4/10 of 1% of the average daily net assets of the Portfolio. Beginning July 1, 1996, these fees will be payable at annual rates ranging from 1/2 of 1% to 9/40 of 1% of the average daily net assets of the Portfolio. Also, effective July 1, 1996, the Portfolio entered into an Administrative Services Agreement with the Adviser, whereby the Adviser will perform certain administrative services for the shareholders of each class of the Portfolio's shares, and for which fees will be payable at an annual rate of up to 1/8 of 1% of the average daily net assets attributable to each class of shares.

In the event normal operating expenses of the Portfolio, exclusive of brokerage commissions, taxes, interest, and extraordinary expenses, exceed the limits prescribed by any state in which the Fund's shares are qualified for sale, the Adviser will reimburse the Portfolio for such excess. No such reimbursement was required as a result of this limitation. For the year ended June 30, 1996, the Adviser reimbursed certain operating expenses amounting to $29,691.

The Fund has an underwriting agreement with Thornburg Securities Corporation (the "Distributor"), which acts as the Distributor of Portfolio shares. For the year ended June 30, 1996, the Distributor earned commissions aggregating $124,901 from the sale of Class A shares, and collected contingent deferred sales charges aggregating $7,505 from redemptions of Class C shares of the Fund.

Pursuant to a Service Plan under Rule 12b-1 of the Investment Company Act of 1940, the Portfolio may reimburse to the Adviser amounts not to exceed .25 of 1% per annum of the average net assets attributable to each class of shares of the Fund for payments made by the Adviser to securities dealers and other financial institutions to obtain various shareholder related services. The Adviser may pay out of its own funds additional expenses for distribution of the Portfolio's shares.

The Portfolio has also adopted a Distribution Plan pursuant to Rule 12b-1, applicable only to the Portfolio's Class B and Class C shares, under which the Portfolio can (i) reimburse the Distributor for certain distribution expenses on a monthly basis at an annual rate of up to .75% of the average daily net assets attributable to Class B shares, and (ii) compensate the Distributor for services in promoting the sale of Class C shares at an annual rate of up to .75% of the average daily net assets attributable to Class C shares. Total fees incurred by each class of shares of the Portfolio under their respective service and distribution plans for the year ended June 30, 1996 are set forth in the statement of operations.

Certain officers and directors of the Fund are also officers and/or directors of the Adviser and Distributor. The compensation of unaffiliated directors of the Fund is borne by the Fund.


Note 4 - SHARES OF BENEFICIAL INTEREST

At June 30, 1996 there were 600,000,000 shares of the Fund (including 485,000,000 for the Portfolio) of $.001 par value common stock authorized, and capital paid in for the Portfolio aggregated $919,090,740.
Transactions in shares of beneficial interest were as follows:


                            Year Ended                 Year Ended
                           June 30, 1996              June 30, 1995
                           -------------              -------------

Class A Shares         Shares        Amount       Shares         Amount
Shares sold           10,705,592    $144,174,891   10,393,212   $136,432,966
Shares issued to
  shareholders
  in reinvestment of
  distributions        2,128,377      28,634,345    2,183,285     28,759,060
Shares repurchased   (13,781,715)   (185,450,388) (20,550,093)  (268,784,568)

Net Decrease            (947,746)   ($12,641,152)  (7,973,596) ($103,592,542)

Class B Shares
Shares sold               46,556        $623,905      220,994     $2,909,077
Shares issued to
  shareholders
  in reinvestment of
  distributions            1,871          25,134        2,925         38,614
Shares repurchased      (259,380)     (3,483,370)     (12,966)      (174,477)

Net Increase (Decrease) (210,953)    ($2,834,331)     210,953     $2,773,214

Class C Shares
Shares sold            1,097,905     $14,807,056      564,508     $7,461,870
Shares issued to
  shareholders
  in reinvestment of
  distributions           31,748         427,775        8,707        114,914
Shares repurchased      (420,008)     (5,643,979)     (90,391)    (1,195,927)

Net Increase             709,645      $9,590,852      482,824     $6,380,857

Note 5 - INVESTMENT SECURITY TRANSACTIONS

Purchases and proceeds from maturities or sales of investment securities of the Portfolio other than short-term securities aggregated $210,500,247 and $189,215,260, respectively. The cost of investments for Federal income tax purposes is $903,815,406. At June 30, 1996, the aggregate gross unrealized appreciation and depreciation, based on cost for Federal income tax purposes were $22,767,997 and $2,954,240, respectively.

Accumulated net realized losses from security transactions included in net assets at June 30, 1996 aggregated $5,779,890.

For Federal income tax purposes, the Portfolio has realized capital loss carryforwards of $4,648,000 from prior fiscal years available to offset future realized capital gains. To the extent that such carryforwards are used, no capital gains distributions will be made. The carryforwards expire as follows:
June 30, 1998 - $97,000, June 30, 1999 - $304,000, June 30, 2002 - $807,000,
June 30, 2003 - $602,000, and June 30, 2004 - $2,838,000.


financial highlights

Thornburg Limited Term Municipal Fund, Inc. - National Portfolio

Per share operating performance
(for a share outstanding
throughout the year)

                                            Year Ended June 30,
                                            -------------------
                                       1996     1995     1994     1993     1992
                                       ----     ----     ----     ----     ----

Class of Shares:                         A       A        A        A         A

Net asset value, beginning of year    $13.37   $13.27   $13.59   $13.09  $12.83
Income from investment operations:
Net investment income                    .63      .64      .63      .68     .79
Net realized and unrealized
   gain (loss) on investments           (.02)     .10     (.32)     .50     .26
Total from investment operations         .61      .74      .31     1.18    1.05
Less dividends from:
  Net investment income                 (.63)    (.64)    (.63)    (.68)   (.79)
Change in net asset value               (.02)     .10     (.32)     .50     .26
Net asset value, end of year          $13.35   $13.37   $13.27   $13.59  $13.09
Total return (a)                        4.60%    5.76%    2.25%    9.24%   8.40%
Ratios/Supplemental Data Ratios to
 average net assets:
  Net investment income                 4.66%    4.86%    4.60%    5.03%   5.96%
  Expenses                               .97%     .97%     .95%    1.01%   1.04%

Portfolio turnover rate                20.60%   23.02%   15.63%   19.30%  27.63%
Net assets
  at end of year (000)              $917,831 $931,987$1,030,293 $895,500$521,683


(a) Sales loads are not reflected in computing total return, which is not annualized for periods less than one year.



Thornburg Limited Term Municipal Fund, Inc. -  National Portfolio

Per share operating performance
(for a share outstanding
throughout the period)                                         Period from
                                            Year Ended       Sept. 1, 1994 (a)
                                           June 30, 1996     to June 30, 1995

Class of Shares:                            B*       C          B        C

Net asset value, beginning of period     $13.38   $13.40     $13.29   $13.29
Income from investment operations:
Net investment income                       .13      .57        .46      .46
Net realized and unrealized
    gain (loss) on investments              .05     (.03)       .09      .11
Total from investment operations            .18      .54        .55      .57
Less dividends from:
    Net investment income                  (.13)    (.57)      (.46)    (.46)
Change in net asset value                   .05     (.03)       .09      .11

Net asset value, end of period           $13.43   $13.37     $13.38   $13.40

Total return (b)                          1.56%    4.05%      4.14%    4.25%

Ratios/Supplemental Data Ratios
 to average net assets:
Net investment income                     4.17%(c) 4.22%     4.24%(c)  4.21%(c)
    Expenses, after expense reductions    1.59%(c) 1.41%     1.57%(c)  1.60%(c)
    Expenses, before expense reductions   2.01%(c) 1.63%     2.30%(c)  1.84%(c)

Portfolio turnover rate                  20.60%   20.60%    23.02%    23.02%

Net assets
    at end of period (000)                  $0  $15,948    $2,823    $6,469

(a) Commencement of sales of Class B and Class C shares.
(b) Sales loads are not reflected in computing total return, which is not annualized for periods less than one year.
    The total return for Class B shares reflects a period of 90 days.
(c) Annualized.
 * Period from July 1, 1995 to September 28, 1995, on which date all Class B shares were converted into Class A shares.


schedule of investments

Par Amount      Issuer Name & Description                                                                        Credit        Value
                                                                                                                 Rating
Alabama         (1.74%)
   $1,675,000   Alabama A&M University Housing & General Fee Revenue Series 1992, 5.90%
                due 11/1/02 (Living & Learning Center Project; Insured: MBIA)                                   Aaa/AAA   $1,768,030
      515,000   Alabama Higher Education Loan Corporation Student Loan Revenue
                Refunding Series 1994-A, 4.70% due 3/1/97 (Insured: FSA)                                        Aaa/AAA      517,827
      540,000   Alabama Higher Education Loan Corporation Student Loan Revenue
                Refunding Series 1994-A, 4.70% due 9/1/97 (Insured: FSA)                                        Aaa/AAA      543,710
    2,250,000   Alabama Industrial Access Road & Bridge Corporation Capital Improvement
                Series 1991, 5.60% due 6/1/97                                                                     A1/NR    2,283,547
    1,000,000   Alabama Water Pollution Control Authority Series 1991, 6.45% due 8/15/02
                (Insured: AMBAC)                                                                                Aaa/AAA    1,070,900
    2,500,000   Birmingham Special Care Facility Finance Authority Revenue Series 1990,
                7.625% due 12/1/10, put 12/1/00 (Methodist Homes for the Aging Project;
                LOC: South Trust Bank)                                                                            A1/NR    2,697,875
    1,550,000   Birmingham Jefferson Civic Center Authority Special Tax Series 1989, 7.20% due 1/1/01              A/A+    1,660,329
    1,120,000   Birmingham Jefferson Civic Center Authority Special Tax, 6.90% due 1/1/98                          A/A+    1,155,829
    1,495,000   Houston County Hospital Board Revenue Refunding Series 1984, 7.625% due 4/1/07, pre-refunded
                2/15/02 @ 100 (South East Alabama Medical Center Project; Insured: MBIA)                        Aaa/AAA    1,565,714
    1,695,000   Montgomery County Revenue Warrants Series 1992, 6.625% due 4/1/02                                  NR/A    1,795,547
      965,000   Morgan County-Decatur Healthcare Revenue, 5.40% due 3/1/00 (Decatur General Hospital
                Project; Insured: Connie Lee)                                                                    NR/AAA      983,248
Alaska          (1.13%)
    2,500,000   North Slope Borough G.O. Refunding Series 1992-A, 5.80% due 6/30/02 (Insured: MBIA)             Aaa/AAA    2,606,600
    2,500,000   North Slope Borough G.O. Capital Appreciation Series B, 0% due 1/1/99 (Insured: MBIA)           Aaa/AAA    2,233,425
    7,000,000   North Slope Borough G.O. Capital Appreciation Series B, 0% due 1/1/01 (Insured: MBIA)           Aaa/AAA    5,649,840
Arizona         (3.39%)
    5,250,000   Arizona Educational Loan Marketing Corporation Revenue, Series 1992-A, 6.40% due 3/1/98            A/NR    5,411,385
    1,250,000   Arizona Educational Loan Marketing Corporation Revenue, Series 1992-A, 6.70% due 3/1/00            A/NR    1,302,962
    1,600,000   Arizona State Certificate of Participation Series 1994-A, 5.45% due 5/1/98
                (Insured: AMBAC)                                                                                Aaa/AAA    1,627,040
    1,000,000   Arizona Municipal Finance Program Certificate of Participation Series 15, 8.65% due 8/1/04
                (Flagstaff Project; Insured: BIG)                                                              Aaa/AAA     1,044,310
    1,255,000   Maricopa Hospital District General Obligation Series A, 5.00% due 6/1/98 (Insured: FGIC)       Aaa/AAA     1,273,110
    1,550,000   Maricopa County School District # 8  Series 1992, 0% due 7/1/99
                (Osborn Elementary School District Project)                                                        A1/A    1,351,399
    2,000,000   Maricopa County Unified School District # 41 Refunding, 0% due 7/1/97 (Insured: FGIC)           Aaa/AAA    1,914,280
    2,000,000   Maricopa County/Paradise Valley Unified School District General Obligation
                Refunding Series 1992, 0% due 7/1/01 (Insured: AMBAC)                                           Aaa/AAA    1,565,260
    2,980,000   Maricopa County Unified School District # 97, 0% due 7/1/97 (Insured: FGIC)                     Aaa/AAA    2,852,277
    1,390,000   Maricopa County Unified School District # 97, 0% due 7/1/98 (Insured: FGIC)                     Aaa/AAA    1,273,157
      710,000   Mohave County Certificate of Participation, 4.90% due 7/1/98                                     NR/BBB      701,601
      730,000   Mohave County Certificate of Participation, 5.10% due 7/1/99                                     NR/BBB      712,743
    2,000,000   Pima County/Tucson Unified School District # 1 School Improvement Series 1992-D,
                5.50% due 7/1/02 (Insured: FGIC)                                                                Aaa/AAA    2,075,480
      350,000   Pinal County Certificate of Participation, 7.90% due 6/1/01                                      NR/BBB      358,344
      118,476   Scottsdale IDA Hospital Revenue Refunding Series A, Amortizing Coupon
                M-COATES, 7.50% final due 9/1/97 (Scottsdale Memorial Hospital Project)                       Aaa*/AAA*      124,020
      175,000   South Tucson Municipal Property Corporation Series 1990, 8.20% due 6/1/99                         NR/BB      180,829
      175,000   South Tucson Municipal Property Corporation Series 1990, 8.25% due 6/1/00                         NR/BB      181,907
    1,290,000   Tempe General Obligation Series 1993-A, 0% due 7/1/99                                            Aa/AA+    1,126,376
    4,950,000   Tempe I.D.A. Guaranteed Multifamily Housing Revenue Series 1991-A, 6.25%
                due 10/1/07, put 10/1/96 (Elliot Grove Project; Insured: Connecticut General Life)               NR/AA     4,960,346
    1,200,000   Tucson Water System Revenue Refunding Series 1992, 5.80% due 7/1/99                               A1/A+    1,240,704

California      (18.05%)
    1,000,000   California Health Facilities Financing Authority Series A, 7.40% due 7/1/01
                (Episcopal Homes Project; Insured: California Mortgage Insurance)                                 NR/A     1,056,330
    7,440,000   California Health Facilities Financing Authority Series 1991-D, 6.50%
                pre-refunded 7/1/01 @ 102 (Catholic Health Care Project; Insured: AMBAC)                        Aaa/AAA    8,173,882
      500,000   California Pollution Control Financing Authority, 3.40% due 11/1/26, put 7/1/96 daily
                demand notes (Pacific Gas & Electric Project; LOC: Banque National Paris)                        NR/AA       500,000
    2,155,000   California Public Capital Improvement Finance Authority Revenue Series
                1988-E, 8.25% due 3/1/98                                                                         Baa/NR    2,263,828
    2,000,000   California State General Obligation, 6.50% due 10/1/99                                             A1/A    2,123,540
    1,225,000   California Statewide Communities Development Authority Insured Health
                Facilities Revenue Certificate of Participation Series 1992, 6.40% due 5/1/02
                (Eskaton Properties Inc. Phase II Project)                                                         NR/A    1,263,306
    1,100,000   California Statewide Communities Development Authority Certificate of Participation,
                2.387% (inverse floater) due 1/1/02 (Motion Picture & Television Fund Project;
                Insured: AMBAC)                                                                                 Aaa/AAA      928,246
    1,920,000   Chula Vista Multifamily Housing Refunding Revenue Series 1985, 5.75%
                due 11/1/07, mandatory put 11/1/97 (Eucalyptus Grove Project; Insured:
                Continental Insurance Co.)                                                                        NR/A+    1,931,021
      910,000   Fairfield-Suisun Sewer District Revenue Refunding Series A, 6.50% due 5/1/03
                (Insued: MBIA)                                                                                  Aaa/AAA      988,870
    7,730,000   Glendale Hospital Revenue Series 1994, 7.625% due 1/1/05
                (Verdugo Hills Project; Surety Bond: Industrial Indemnity)                                        NR/A+    8,265,457
    1,000,000   Lancaster Redevelopment Agency Lease Revenue Notes Series 1995, 4.90% due 12/1/00
                (LOC: Sumitomo Bank / Dai Ichi Kangyo Bank)                                                      NR/SP1      979,200
    5,710,000   Los Angeles Water and Power, 7.10% due 1/15/31, crossover refunded 1/15/01 @102                  Aa/AA-    6,307,951
    1,500,000   Los Angeles Unified School District Certificate of Participation, 6.20% due 6/1/01
                (Dr. Francisco Bravo Medical Project)                                                              A/A-    1,574,985
    1,400,000   Los Angeles Wastewater System Revenue, 6.80% pre-refunded 8/1/98 @102                             AAA/A    1,500,268
    2,000,000   Los Angeles County Certificate of Participation Mobile Digital Communications,
                7.70% due 7/15/01                                                                             Baa1/BBB+    2,071,620
    1,000,000   Los Angeles County Certificate of Participation (LAC-CAL Equipment Project)
                Series 1992-A, 5.70% due 12/1/96                                                                Baa/BBB    1,005,770
    3,000,000   Los Angeles County Certificate of Participation (LAC-CAL Equipment Project)
                Series 1992-B, 5.00% due 9/1/96                                                                 Baa/BBB    3,003,330
    1,485,000   Los Angeles County Health Facilities Authority Rev., 7.20% due 3/1/01
                refunded 3/1/98 (Civic View Medical Center Project)                                              AAA+/A    1,585,846
    2,500,000   Los Angeles County Pension Obligation Certificates, 6.75% due 6/30/02                         Baa1/BBB+    2,550,425
    3,500,000   Los Angeles County Pension Obligation Certificates, 6.875% due 6/30/07                        Baa1/BBB+    3,570,630
    1,050,000   Los Angeles County Certificate of Participation Series B, 5.50% due 7/1/98                        A1/A+    1,072,575
    1,000,000   Los Angeles Transit Finance Corporation Certificate of Participation
                Series 1992-B, 5.70% due 7/1/99                                                                   A1/A+    1,028,880
    1,995,000   Los Angeles Transportation Commission Certificate of Participation, 5.90% due 7/1/00              A1/A+    2,069,733
    2,500,000   Los Angeles Transportation Commission Certificate of Participation, 6.00% due 7/1/01              A1/A+    2,605,050
    2,000,000   MSR Public Power Agency Series 1987-C, 6.70% due 7/1/02                                             A/A    2,057,900
    1,500,000   MSR Public Power Agency Series F, 5.45% due 7/1/01
                (San Juan Project; Insured: AMBAC)                                                              Aaa/AAA    1,555,770
      265,000   New Haven Unified School District Certificate of Participation, 7.00% due 12/1/99                 NR/A-      282,405
    1,000,000   Northern California Power Agency Series A, 6.75% due 7/1/01(Geothermal #3 Project)                 A/A-    1,015,250
    2,500,000   Orange County Refunding Recovery, 5.10% due 6/1/02 (Insured: MBIA)                              Aaa/AAA    2,527,900
    7,600,000   Orange County Refunding Recovery, 6.50% due 6/1/04 (Insured: MBIA)                              Aaa/AAA    8,265,532
    5,200,000   Orange County Refunding Recovery, 6.50% due 6/1/05 (Insured: MBIA)                              Aaa/AAA    5,662,072
    1,000,000   Orange County Local Transportation Measure "M" Sales Tax Revenue, 5.50% due 2/15/01               Aa/AA    1,018,720
    8,300,000   Orange County Local Transportation Authority Sales Tax Revenue, 1.87%
                (inverse floater) due 2/15/99 (Insured: FGIC)                                                   Aaa/AAA    7,757,097
   13,000,000   Orange County Recovery Certificate of Participation Series A,
                5.50% due 7/1/02 (Insured: MBIA)                                                                Aaa/AAA   13,415,350
    2,000,000   Orange County Special Financing Authority Teeter Plan Revenue Series E, 6.15%
                due 11/1/14, put 11/1/99 (LOC: Industrial Bank of Japan)                                          A1/A+    2,022,620
   5,000,000    Orange County Special Financing Authority Teeter Plan Revenue Series E, 6.35%
                due 11/1/14, put 11/1/01 (LOC: Industrial Bank of Japan)                                          A1/A+    5,044,450
    3,000,000   Oxnard Harbor District Revenue Refunding, 6.60% due 8/1/00
                (Insured: Capital Guaranty)                                                                     Aaa/AAA    3,218,880
    2,880,000   Redwood City Multifamily Housing Revenue Series 1985-B, 5.20% due 10/1/08,
                put 10/1/00 (Redwood Shores Apartment Project; LOC: Continental Casualty)                         NR/A+    2,860,243
    2,100,000   San Joaquin County Certificate of Participation, 5.50% due 9/1/99
                (General Hospital Project)                                                                         A/A-    2,101,638
    2,000,000   San Marcos PFA Tax Allocation Series 1992-A, 5.60% due 1/1/01
                (Insured: Capital Guaranty) Escrowed to Maturity                                                Aaa/AAA    2,081,420
    1,995,000   San Marcos PFA Custodial Receipts Revenue, 0% due 3/1/98, Escrowed to Maturity                   Aaa/NR    1,853,634
    1,310,000   San Marcos PFA Custodial Receipts Revenue, 0% due 7/1/98, Escrowed to Maturity                   Aaa/NR    1,197,523
    1,990,000   San Marcos PFA Custodial Receipts Revenue, 0% due 9/1/98, Escrowed to Maturity                   Aaa/NR    1,804,035
    1,990,000   San Marcos PFA Custodial Receipts Revenue, 0% due 3/1/99, Escrowed to Maturity                   Aaa/NR    1,756,991
    1,990,000   San Marcos PFA Custodial Receipts Revenue, 0% due 9/1/99, Escrowed to Maturity                   Aaa/NR    1,716,574
    1,995,000   San Marcos PFA Custodial Receipts Revenue, 0% due 3/1/00, Escrowed to Maturity                   Aaa/NR    1,675,261
    4,180,000   Santa Margarita / Dana Point Authority Revenue Improvement District Series A,
                9.50% due 8/1/03 (Insured: MBIA)                                                                Aaa/AAA    5,262,662
    6,140,000   Simi Valley Community Development Agency Certificate of Participation,
                6.05% due 10/1/18, mandatory put 10/1/99 (Simi Valley Business Center
                Project; Insured: New England Mutual Life)                                                       NR/AA-    6,419,247
    1,000,000   Sonoma County Certificate of Participation Public Works Improvement Program,
                5.875% due 8/1/04 (Integrated Waste Project)                                                      NR/A+    1,032,110
    7,500,000   South Coast Local Education Agencies Series 1995-A, 5.00% due 8/14/96                           NR/SP1+    7,508,775
    2,000,000   Southgate Recreation & Park District Certificate of Participation, 5.15% due 10/1/21, put
                10/1/01 (Wildhawk Golf Club Project; LOC: U.S. Bank of California)                                NR/A+    2,014,480
    1,200,000   University of California Regents Certificate of Participation Series 1996-A,
                5.00% due 6/1/98 (Various Capital Projects; Insured: MBIA)                                      Aaa/AAA    1,216,644
    1,300,000   University of California Regents Certificate of Participation Series 1996-A,
                5.00% due 6/1/99 (Various Capital Projects; Insured: MBIA)                                      Aaa/AAA    1,317,589
    1,300,000   University of California Regents Certificate of Participation Series 1996-A,
                5.15% due 6/1/00 (Various Capital Projects; Insured: MBIA)                                      Aaa/AAA    1,324,427
    1,400,000   University of California Regents Certificate of Participation Series 1996-A,
                5.25% due 6/1/01 (Various Capital Projects; Insured: MBIA)                                      Aaa/AAA    1,432,214
    1,200,000   University of California Regents Certificate of Participation Series 1996-A,
                5.00% due 9/1/97 (Various Capital Projects; Insured: MBIA)                                      Aaa/AAA    1,216,236
    1,300,000   University of California Regents Certificate of Participation Series 1996-A,
                5.00% due 9/1/98 (Various Capital Projects; Insured: MBIA)                                      Aaa/AAA    1,319,708
    1,300,000   University of California Regents Certificate of Participation Series 1996-A,
                5.00% due 9/1/99 (Various Capital Projects; Insured: MBIA)                                      Aaa/AAA    1,323,179
    1,400,000   University of California Regents Certificate of Participation Series 1996-A,
                5.15% due 9/1/00 (Various Capital Projects; Insured: MBIA)                                      Aaa/AAA    1,433,656
    1,500,000   University of California Regents Certificate of Participation Series 1996-A,
                5.25% due 9/1/01 (Various Capital Projects; Insured: MBIA)                                      Aaa/AAA    1,543,650
    1,600,000   University of California Regents Certificate of Participation Series 1996-A,
                5.35% due 9/1/02 (Various Capital Projects; Insured: MBIA)                                      Aaa/AAA    1,654,208
      510,000   University of California Revenue Series A, 11.00% due 9/1/99                                      NR/A-      604,334
      780,000   University of California Revenue Series A, 6.30% due 9/1/00                                       NR/A-      827,353
Colorado        (4.72%)
    1,000,000   Adams County School District #12 Series A, 7.20% due 12/15/97, prerefunded 12/15/96              A/AAA*    1,025,590
      500,000   Arvada Limited Sales & Use Tax Series 1991, 6.50% due 6/1/01, Escrowed to Maturity              Aaa*/NR      534,155
    2,355,000   Boulder Urban Renewal Authority Tax Increment Refunding Series 1992, 5.90%
                due 3/1/01 (Insured: MBIA)                                                                      Aaa/AAA    2,468,228
    1,465,000   Boulder Urban Renewal Authority Tax Increment Refunding Series 1992, 6.00%
                due 3/1/02 (Insured: MBIA)                                                                      Aaa/AAA    1,535,774
       55,000   Boulder County Single Family Revenue Series 1982-A, 10.00% due 5/1/98                            NR/CCC       51,304
      385,000   Boulder County Single Family Revenue Series 1982-A, 10.00% due 11/1/98                           NR/CCC      357,619
      390,000   Boulder County Single Family Revenue Series 1982-A, 10.00% due 11/1/99                           NR/CCC      355,844
      490,000   Castle Pines Metropolitan District General Obligation Refunding & Improvement,
                7.50% due 12/1/99 (Insured: FSA)                                                                Aaa/AAA      533,076
    2,000,000   Colorado Housing Finance Authority Capital Appreciation Series A, 0% due 11/1/01                 Aa/AA+    1,478,240
    1,000,000   Colorado Certificate of Participation, 4.75% due 5/1/97 (Insured: AMBAC)                        Aaa/AAA    1,007,620
      885,000   Colorado Student Loan Authority Revenue, 6.625% due 6/1/99                                         A/NR      927,073
    1,140,000   Colorado Student Loan Revenue Series 1992-B, 6.20% due 9/1/98                                      A/NR    1,178,212
      865,000   Colorado Student Loan Revenue Series 1992-B, 6.40% due 9/1/99                                      A/NR      900,845
    3,555,000   Colorado Student Loan Revenue Series 1992-B, 6.55% due 12/1/02                                     A/NR    3,705,767
    2,500,000   Colorado Student Obligation Bond Authority Revenue Series 1992-F, 5.90% due 9/1/02                 A/NR    2,519,025
    3,230,000   Colorado Student Obligation Bond Authority Revenue Series 1994-L, 5.90% due 9/1/00                 A/NR    3,336,816
      890,000   Denver Housing Corporation Revenue, 7.20% due 10/1/04 (HUD Section 8)                              A/NR      903,065
    1,080,000   Denver City & County Industrial Development Revenue, 7.40% due 3/1/03
                (University of Denver Project)                                                                  NR/BBB+    1,166,281
    1,155,000   Denver City & County Industrial Development Revenue, 7.50% due 3/1/04
                (University of Denver Project)                                                                  NR/BBB+    1,246,765
    1,185,000   Denver City & County Industrial Development Revenue, 7.60% due 3/1/05
                (University of Denver Project)                                                                  NR/BBB+    1,279,124
    1,000,000   Denver City & County Industrial Development Revenue, 5.375% due 7/1/11, put 7/1/00
                (Translogic Corporation Project; LOC: Commerzbank)                                               NR/AA-    1,000,170
      420,000   Denver City & County Industrial Development Revenue Series 1985, 6.40% due 6/1/10,
                put 6/1/99 (4999 Ltd. Project; LOC: Central Bank National Association)                            NR/A+      441,273
    2,175,000   Highlands Ranch Metro District #2 General Obligation, 6.00% due 6/15/04 (Insured: FSA)          Aaa/AAA    2,317,876
    2,800,000   Jefferson County Industrial Development Refunding Revenue Series 1993,
                4.60% due 12/1/97 (Dayton Hudson Project)                                                       NR/BBB+    2,774,828
    2,000,000   Summit County Recreational Facilities Revenue, 5.80% due 4/1/17, put 10/1/98
                (Copper Mountain Project; LOC: Daiwa Bank)                                                       NR/BBB    1,966,800
    1,000,000   University of Colorado Certificate of Participation, 7.10% due 12/1/99                             A/NR    1,069,720
      321,106   Westminster Installment Note, 8.00% due 12/12/96                                                  A*/NR      325,737
    1,750,000   Westminster MFHR, 7.75% due 12/1/07, put 12/1/98 (Green Lawn Aptartments
                Project; Insured: FGIC)                                                                         Aaa/AAA    1,776,583
    2,725,000   Westminster Multifamily Housing Revenue series 1995, 5.95% due
                9/1/15, put 9/1/06 (Semper Village Apartments; Insured A.X.A. Re/U.K.)                            NR/AA    2,740,478
    1,245,000   Westminster Sales & Use Tax Revenue Refunding Series 1996, 5.50% due 12/1/00                      NR/AA    1,280,819
    1,350,000   Westminster Sales & Use Tax Revenue Refunding Series 1996, 5.50% due 12/1/01                      NR/AA    1,390,068
  Connecticut   (2.66%)
    2,195,000   Bristol Resource Recovery Facility Solid Waste
                Revenue Refunding Series 1995, 5.20% due 7/1/97 (Ogden Martin of Bristol Project)                  A/NR    2,200,312
    2,290,000   Bristol Resource Recovery Facility Solid Waste
                Revenue Refunding Series 1995, 5.40% due 7/1/98 (Ogden Martin of Bristol Project)                  A/NR    2,299,916
    1,045,000   Capital Region Education Council, 6.375% due 10/15/05                                            NR/BBB    1,014,632
    1,320,000   Connecticut Housing Finance Authority Series B1, 7.55% due 11/15/08 (LOC: FHA/VA)                 Aa/AA    1,334,824
      700,000   Connecticut Resource Recovery Authority, 7.125% due 11/15/08 (Wallingford Project;
                LOC: National Westminister)                                                                      Aa2/AA      728,119
   10,000,000   Connecticut Unemployment Compensation Advance Fund Refunding Revenue Series 1996-A,
                5.50% due 5/15/01 (Insured: AMBAC)                                                              Aaa/AAA   10,313,900
    1,000,000   Connecticut Special Tax Obligation Revenue Series C, 7.40%
                due 10/1/04, pre-refunded 10/1/98                                                               NR/AAA     1,085,020
    5,540,000   Connecticut State Special Tax Obligation Series 1989-B, 0% due 7/1/99
                (Transportation Infrastructure Project; Insured: AMBAC)                                        Aaa/AAA     4,831,600
      715,000   New Haven General Obligation Series 1991, 8.125% due 8/15/96                                    Baa/BBB      718,739
Dist. of Col.   (2.16%)
    1,000,000   District of Columbia General Obligation 1986 Series A, 7.60% due 6/1/00,
                prerefunded 6/1/97                                                                               Aaa*/B    1,048,310
    1,000,000   District of Columbia General Obligation 1988 Series A, 7.65% due 12/1/03
                (Insured: MBIA)                                                                                 Aaa/AAA    1,095,330
    1,505,000   District of Columbia General Obligation Capital Appreciation Refunding,
                0% due 6/1/02 (Insured: MBIA)                                                                   Aaa/AAA    1,100,095
    6,230,000   District of Columbia General Obligation 1994 Series A-3, 4.90% due 6/1/00                          Ba/B    5,986,033
    1,500,000   District of Columbia General Obligation Refunding Series A, 5.30% due 6/1/00                       Ba/B    1,462,155
      500,000   District of Columbia General Obligation Refunding Series A, 5.50% due 6/1/01                       Ba/B      483,875
    2,000,000   District of Columbia General Obligation Refunding Series A, 5.50% due 6/1/01
                (Insured: FSA)                                                                                  Aaa/AAA    2,040,480
    4,000,000   District of Columbia Certificate of Participation Series 1993, 6.875% due 1/1/03                  NR/B-    3,982,400
    1,000,000   District of Columbia Revenue, 6.00% due 7/15/03
                (Children's Hospital Project; Insured: FGIC)                                                    Aaa/AAA    1,044,870
    1,330,000   District of Columbia Revenue, 6.00% due 8/15/05
                (Medlantic Healthcare Project; Insured: MBIA)                                                   Aaa/AAA    1,392,683
      275,000   District of Columbia Association of American Medical College, 7.20% due 2/15/01                  NR/AA-      295,251
Florida         (3.33%)
      550,000   Brevard County Tourist Development Tax Revenue, 6.325% due 3/1/03
                (Florida Marlins Training Facilities)                                                             NR/NR      561,473
      620,000   Cape Coral Special Assessment, 6.50% due 7/1/98 (Insured: MBIA)                                 Aaa/AAA      643,678
    3,000,000   Collier County School Board Certificates of Participation,
                5.50% due 2/15/03 (Insured: FSA)                                                                Aaa/AAA    3,082,980
    6,590,000   Dade County Housing Finance Authority Multifamily Mortgage Revenue
                Series 1985-A, 4.60% due 1/1/15, put 1/1/99
                (Gulf View Apartments Project; LOC: Sumitomo & Credit Suisse)                                    NR/AAA    6,619,589
    9,000,000   Florida Housing Agency MFHR Series RR, 5.50% due 11/1/07, put 11/1/97
                (Palm Beach Oxford Project; Insured: Financial Security Assurance)                              Aaa/AAA    9,057,420
    3,000,000   Florida Housing Finance Authority Multifamily Housing Revenue, 5.10% due 4/1/13, put
                4/1/02 (Park Colony Project; LOC: Mellon Bank)                                                    NR/A+    2,995,320
    2,500,000   Florida Housing Finance Authority Series 1983-I, 4.85% due 12/1/05, put 12/1/99
                (Wood Forest Project; LOC: Connecticut General)                                                   NR/AA    2,522,675
      270,000   Florida Housing Finance Authority Series 1983-I, 4.85% due 12/1/05, put 12/1/99
                (Wood Forest Project; LOC: Connecticut General)                                                   NR/AA      272,449
    1,220,000   Florida Housing Finance Authority Capital Appreciation Residential
                Mortgage Revenue, 0% due 7/15/01 (LOC: Citibank)                                                  NR/AA      713,688
    1,500,000   Florida Housing Finance Agency Revenue, 6.25% due 12/1/06
                (Hammocks Place Project)                                                                         NR/AAA    1,562,295
    1,000,000   Lee County Scholl Board Certificate of Participation, 6.20% due 8/1/00 (Insured: FSA)           Aaa/AAA    1,044,980
      665,000   Martin County Combined Special Assessment Series 1990-A, 8.125% due 3/1/01                        NR/NR      730,283
      940,000   Palm Beach County Industrial Development Revenue Series 1996, 6.00% due 12/1/06
                (Lourdes-Noreen McKeen Residence for Geriatric Care Project; LOC: Allied Irish Bank)              NR/A+      939,943
Georgia         (.68%)
    2,930,000   Augusta Housing Authority MFHR Series 1992, 5.50% due 4/1/05,  put 4/1/97
                (Stevens Creek Commons Project; LOC: Federal Home Loan Bank)                                     NR/AAA    2,967,797
    3,320,000   DeKalb County Multifamily Housing Revenue Series 1985-G, 5.50% due 7/15/07,
                put 7/15/97 (DeKalb Crossing Project; Insured: Continental Casualty)                              NR/A+    3,343,804
Hawaii          (1.33%)
    6,000,000   Hawaii State Refunding Series CB, 5.00% due 1/1/00                                                Aa/AA    6,073,020
    2,000,000   Hawaii Airport System Revenue Refunding, 5.10% due 7/1/99 (Insured: MBIA)                       Aaa/AAA    2,030,600
    1,340,000   Hawaii State Department Budget & Finance Special Purpose Mortgage
                Revenue, 6.70% due 7/1/97 (Queens Medical Center Project; Insured: FGIC)                        Aaa/AAA    1,377,600
    1,210,000   Hawaii State Department Budget & Finance Special Purpose Mortgage
                Revenue, 7.125% due 7/1/98 (Wahiawa General Hospital Project)                                   NR/BBB-    1,244,582
    1,500,000   Hawaii State Department Budget & Finance Special Purpose Mortgage Revenue,
                5.70% due 7/1/03 (Kapiolani Health Care System Project)                                             A/A    1,517,250
Idaho           (.62%)
      667,857   Boise Industrial Development Corporation IDRB Series 1985, 10.816% due 8/29/00
                (Associated Dairies Project; Guaranteed: Chemical Bank)                                          A2*/A*      667,857
    4,980,000   Idaho Falls Electric Revenue Refunding, 0% due 4/1/00 (Insured: FGIC)                           Aaa/AAA    4,147,045
      925,000   Idaho Student Loan Marketing Association Refunding Revenue Series 1992,
                6.40% due 10/1/99                                                                                 NR/NR      933,769
Illinois        (2.04%)
    1,455,000   Cook County Community College District 508 COP, 7.70% due 1/1/97 (Insured: FGIC)                Aaa/AAA    1,483,285
    1,800,000   Cook County Community College District 508 COP, 8.50% due 1/1/02 (Insured: FGIC)                Aaa/AAA    2,095,380
    1,000,000   Hoffman Estates Tax Increment Revenue, 7.00% due 11/15/97 (Hoffman
                Estates Economic Development Project; LOC: Union Bank of Switzerland)                           Aaa/AAA    1,034,660
    2,000,000   Illinois Health Facilities Authority Revenue Series 1992, 7.00% due 7/1/02
                (Trinity Medical Center Project)                                                                Baa1/NR    2,040,120
    1,000,000   Illinois Health Facilities Authority Revenue Series 1993-A, 7.875% due 8/15/05
                (Community Provider Pooled Loan Program Project)                                                 NR/NR     1,024,330
    1,000,000   Illinois Educational Facilities Authority Revenue, 5.625% due 10/1/26,
                put 10/1/96 (Museum of Science and Industry Project; LOC: Sanwa Bank)                            Aa3/NR    1,005,190
    5,415,000   Lombard Multifamily Housing Refunding Revenue, 6.50% due 12/15/06,
                mandatory tender 12/15/96 (Clover Creek Apartments Project; Surety Bond: Continental Casualty)    NR/A+    5,480,684
    3,000,000   Southern Illinois University Revenue Refunding Series 86-A, 7.125% due 4/1/03                       A/A    3,037,620
    1,575,000   Winnebago & Boone Counties School District # 205 G.O.,
                7.00% due 2/1/98 (Insured: FSA)                                                                  NR/AAA    1,646,757
Indiana         (1.60%)
    1,195,000   Columbus School Building Corporation, 5.50% due 1/15/01 (Insured: MBIA)                         Aaa/AAA    1,232,714
    1,255,000   Columbus School Building Corporation, 5.50% due 1/15/02 (Insured: MBIA)                         Aaa/AAA    1,293,001
      895,000   Gary Indiana Judgement Funding General Obligation, 6.60% due 6/15/99                              NR/NR      922,799
      570,000   Gary Indiana Judgement Funding General Obligation, 6.60% due 12/15/99                             NR/NR      590,058
    2,000,000   Indiana Bond Bank Series B, 7.25% due 2/1/01 (Special Loan Program)                                 A/A    2,128,940
    1,120,000   Indiana Bond Bank Special Program Series 1992-B, 5.60% due 8/1/99                                  NR/A    1,148,314
    1,000,000   Indiana Bond Bank State Revolving Fund Guaranty Revenue Series 1993-A,
                5.30% due 2/1/99                                                                                   NR/A    1,015,650
    2,640,000   Indiana Bond Bank State Revolving Fund Guaranty Revenue Series 1993-A,
                5.50% due 2/1/00                                                                                   NR/A    2,697,552
    1,500,000   Indiana Health Facilities Revenue, 5.55% due 7/1/01
                (Marion General Hospital Project; Insured: MBIA)                                                Aaa/AAA    1,544,850
      500,000   Indianapolis Economic Development Revenue, 8.625% due 12/1/07, put 12/1/97
                (Suncrest Project; FNMA Collateralized)                                                          NR/AAA      528,700
    1,645,000   Logansport Multi-Purpose School Building Corporation First Mortgage
                Refunding Series 1992, 5.50% due 7/1/01                                                            NR/A    1,686,158
Iowa            (1.53%)
      500,000   Davenport Hospital Revenue Series A, 6.90% due 7/1/99 (St. Luke's
                Hospital Project; Insured: AMBAC)                                                               Aaa/AAA      531,070
    1,225,000   Des Moines Hospital Revenue Refunding Series 1996-A, 6.25% due 11/15/04
                (Des Moines General Hospital Project; LOC: Norwest)                                              Aa2/NR    1,294,359
      500,000   Iowa Higher Educational Loan Facilities Authority, 5.50% due 8/1/02 (Insured: MBIA)             Aaa/AAA      500,165
    1,500,000   Iowa Certificate of Participation, 6.10% due 7/1/01 (Insured: AMBAC)                            Aaa/AAA    1,577,040
    2,000,000   Iowa Student Loan Liquidity Corporation Student Loan Revenue 1991
                Series C, 6.80% due 12/1/02                                                                     Aaa/AAA    2,125,760
      750,000   Iowa Student Loan Liquidity Corporation Student Loan Revenue
                Series A, 6.35% due 3/1/01                                                                       Aa1/NR      785,317
    2,600,000   Marion Commercial Development Revenue Refunding Series 1991-A, 7.25% due 1/1/14,
                put 7/1/02 (Collins Road Project; Insured: Trygg-Hansa)                                           NR/A+    2,762,032
    4,445,000   Muscatine Electric Revenue Refunding Series 1992,
                5.40% due 1/1/00 (Insured: AMBAC)                                                               Aaa/AAA    4,554,658
Kansas          (.80%)
    1,000,000   Kansas City Industrial Revenue Series 12/1/84, 7.20% due 12/1/04
                (Ash Grove Cement Project)                                                                       Aa2/NR    1,023,750
    2,000,000   Lenexa Industrial Revenue Series 8/1/83, 9.50% due 8/1/98 (J.C. Nichols Co. Project)              NR/NR    2,170,180
       15,000   Olathe Single Family Mortgage Revenue Series A, 9.375% due 11/1/00                                 NR/A       15,338
    4,025,000   Topeka Multifamily Housing Revenue Refunding Series 1991-A, 7.25%
                due 4/1/21, put 4/1/02 (Fleming Court Project; Insured: Trygg-Hansa)                              NR/A+    4,209,587
Kentucky        (.89%)
      630,000   Danville Multi-Lease Revenue Series E, 5.40% due 11/1/96                                        Baa1/NR      632,470
    4,500,000   Jefferson County Insured Hospital Revenue Series 1992, 7.881% (inverse floater)
                due 10/1/02 (Alliant Health Systems; Insured: MBIA)                                             Aaa/AAA    4,882,500
    2,590,000   Paintsville First Mortgage Revenue Series 1991 (Paul B. Hall Medical
                Center Project), 8.50% due 9/1/03 (Guaranteed: Health Management Associates)                      NR/NR    2,722,479
Louisiana       (4.28%)
      290,000   East Baton Rouge Sewage Commission Sewer Revenue, 8.05% due 9/1/96                              Baa/BBB      292,071
    2,020,000   East Baton Rouge Parish Public Improv. Sales Tax Series 1993-A, 8.00%
                due 2/1/00 (Insured: FGIC)                                                                     Aaa/AAA     2,234,302
    2,165,000   East Baton Rouge Parish Public Improv. Sales Tax Series 1993-A, 8.00%
                due 2/1/01 (Insured: FGIC)                                                                      Aaa/AAA    2,440,669
    1,100,000   Louisiana Public Facilities Authority Hospital Revenue & Refunding, 0.927%
                (inverse floater) due 7/1/97 (St. Francis Medical Center Project; Insured: FSA)                 Aaa/AAA    1,074,810
    1,000,000   Louisiana Public Facilities Authority Hospital Revenue & Refunding, 1.427%
                (inverse floater) due 7/1/98 (St. Francis Medical Center Project; Insured: FSA)                 Aaa/AAA      950,760
    1,200,000   Louisiana Public Facilities Authority Hospital Revenue & Refunding, 1.727%
                (inverse floater) due 7/1/99 (St. Francis Medical Center Project; Insured: FSA)                 Aaa/AAA    1,104,912
    1,100,000   Louisiana Public Facilities Authority Hospital Revenue & Refunding, 1.977%
                (inverse floater) due 7/1/00 (St. Francis Medical Center Project; Insured: FSA)                 Aaa/AAA      980,232
    1,300,000   Louisiana Public Facilities Authority Hospital Revenue & Refunding, 2.177%
                (inverse floater) due 7/1/01 (St. Francis Medical Center Project; Insured: FSA)                 Aaa/AAA    1,123,109
    3,000,000   Louisiana PFA MFHR Series 1991, 6.00% due 7/1/07, put 7/1/97
                (Riverview Villas Project; Guaranteed: Connecticut General Life)                                  NR/AA    3,004,950
    3,000,000   Louisiana PFA Student Loan Revenue Series A-1, 5.90% due 3/1/99                                  Aaa/NR    3,085,470
    2,250,000   Louisiana PFA Student Loan Revenue Series A-1, 6.10% due 3/1/00                                  Aaa/NR    2,325,870
    1,850,000   Louisiana PFA Local Government G.O. Refunding Series A, 4.85% due 3/1/99
                (Insured: FSA)                                                                                  Aaa/AAA    1,861,859
    1,500,000   Louisiana General Obligation Refunding Series 1987-B, 8.00% due 5/1/00,
                pre-refunded 5/1/97 (Insured: Capital Guaranty)                                                  NR/AAA    1,582,590
      500,000   Louisiana Recovery District Sales Tax Series 1988, 7.625% due 7/1/96                               A/A-      500,140
    2,450,000   Louisiana Recovery District Sales Tax Refunding Series 1992, 5.70% due 7/1/98                      A/A-    2,507,257
    5,000,000   Louisiana Recovery District Sales Tax Refunding Series 1992,
                5.50% due 7/1/98 (Insured: MBIA)                                                                Aaa/AAA    5,101,700
      500,000   Louisiana State University Agricultural & Mechanical College Board,
                7.70% due 4/15/02, Escrowed to Maturity                                                         NR/AAA*      567,430
    1,120,000   Orleans Levee District Refunding Improvement Series A, 7.50% due 11/1/98                        NR/BBB+    1,127,403
    6,760,000   Orleans Levee District Public Improvement Trust Receipts Series 1995-A, 5.95%
                due 11/1/01 (Insured: FSA)                                                                       Aaa/NR    7,131,732
      460,000   Ouachita Parish Hospital Revenue District # 1 Series 1991, 7.25% due 7/1/01                       NR/A-      496,220
Maine           (.17%)
      500,000   Regional Waste Systems Incorporated Series A-C, 7.30% due 7/1/98                                  NR/AA      526,545
    1,000,000   Topsham Revenue, 7.20% due 9/1/05, put 9/1/96
                (Guaranteed: Continental Insurance Co.)                                                          NR/AA+    1,005,770
Maryland        (.36%)
    2,000,000   Howard County Maryland Multifamily Housing Revenue, 7.00% due 7/1/24,
                put 7/1/04, (Chase Glen Prject; Guaranty: Avalon Prop.)                                           NR/NR    2,129,620
    1,105,000   Washington Suburban Sanitary District Series 1994, 8.75% due 6/1/99                             Aa1/AA     1,232,627
Massachusetts   (5.37%)
    1,000,000   Boston General Obligation Series A, 7.25% due 7/1/99                                               A/A+    1,068,530
    1,600,000   Boston General Obligation Series A, 7.60% due 2/1/04, prerefunded 2/1/99                        Aaa+/A+    1,752,608
    1,000,000   Boston FHA Insured City Hospital Revenue Series A, 7.15% due 2/15/01, pre-refunded 8/15/00
                (Boston City Hospital Project)                                                                   Aaa/NR    1,109,440
       90,000   Haverhill General Obligation Municipal Purpose Loan Series 1991, 7.50% due 10/15/11             Baa/BBB       98,860
      765,000   Holyoke General Obligation, 9.85%, due 11/1/08, refunded 11/1/97 @ 102                           Aaa/NR      832,986
      595,000   Holyoke General Obligation Electric Revenue Series 1991-A, 8.00% due 6/1/01                      Baa/NR      636,959
      500,000   Holyoke General Obligation Sewer Revenue Series B, 8.00% due 6/1/01                              Baa/NR      530,925
    1,670,000   Holyoke General Obligation School Project Loan Act of 1948, 7.35% due 8/1/02                     Baa/NR    1,836,115
    1,060,000   Lynn General Obligation, 7.00% due 1/15/04                                                      Baa1/NR    1,131,486
      685,000   Massachusetts Educational Loan Revenue Series 1985-C, 7.875% due 6/1/03
                (LOC: Rabobank Nederland)                                                                        NR/AAA      720,757
    2,000,000   Massachusetts General Obligation Consolidated Loan of 1991 Series B, 0% due 6/1/01                A1/A+    1,581,060
    2,000,000   Massachusetts General Obligation Consolidated Series 1987-A, 5.75% due 3/1/99                     A1/A+    2,054,980
    2,315,000   Massachusetts Dedicated Income Tax Series A General Obligation, 7.875% due 6/1/97                 A1/A+    2,401,164
    3,000,000   Massachusetts Hynes Convention Center Authority Refunding Series 1992, 0% due 9/1/00              A1/A+    2,475,120
    2,500,000   Massachusetts Hynes Convention Center Authority Refunding Series 1992, 0% due 9/1/02              A1/A+    1,836,250
      690,000   Massachusetts State Health & Education Facilities Authority Series B, 6.50% due 7/1/97
                (Charlton Hospital Project)                                                                         A/A      705,111
    1,465,000   Massachusetts State Health & Education Facilities Authority Series B, 6.70% due 7/1/98
                (Charlton Hospital Project)                                                                         A/A    1,519,674
    1,245,000   Massachusetts State Health & Education Facilities Authority Series B, 6.875% due 7/1/99
                (Charlton Hospital Project)                                                                         A/A    1,303,440
    2,665,000   Massachusetts State Health & Education Facilities Authority Series B, 5.50% due 5/15/11, put
                5/15/01 (Community Health Capital Fund Project; LOC: First National Bank of Boston)               NR/NR    2,661,429
    2,500,000   Massachusetts IFA Recovery Refunding Revenue Series 1993-A, 5.45% due 7/1/01
                (Insured: FSA)                                                                                  Aaa/AAA    2,557,050
    1,920,000   Massachusetts IFA Stetson Place Development Trust Series A, 5.125% due 6/1/08,
                put 6/1/98 (LOC: State Street Bank & Trust)                                                      Aa2/NR    1,935,475
    2,345,000   New Bedford Industrial Revenue, 7.42% due 7/1/02 (Aerovox Corporation Project)                   NR/A-     2,405,407
    2,000,000   New England Educational Loan Marketing Corporation Student Loan Revenue
                Series 1993-E, 5.00% due 7/1/99                                                                   A1/A-    2,010,520
    1,000,000   New England Educational Loan Marketing Corporation Student Loan Revenue
                Series 1992-F, 6.50% due 9/1/02                                                                   Aa/NR    1,066,740
    3,000,000   New England Educational Loan Marketing Corporation Student Loan Revenue
                Series 1993-B, 5.40% due 6/1/00                                                                   A1/A-    3,060,360
    2,500,000   New England Educational Loan Marketing Corporation Student Loan Revenue
                Series 1993-G, 5.00% due 8/1/00                                                                  AA1/A-    2,487,125
      425,000   South Essex Sewer District General Obligation, 9.00% due 12/1/96                                Baa1/NR      434,231
      425,000   South Essex Sewer District General Obligation, 9.00% due 12/1/97                                Baa1/NR      454,189
      425,000   South Essex Sewer District General Obligation, 9.00% due 12/1/98                                Baa1/NR      468,656
      295,000   South Essex Sewer District General Obligation, 9.00% due 12/1/99                                Baa1/NR      334,182
      550,000   Springfield General Obligation, 7.75% due 5/1/99                                                 Baa/NR      588,979
      250,000   Springfield General Obligation, 7.75% due 5/1/00                                                 Baa/NR      270,850
      300,000   Springfield General Obligation, 7.75% due 5/1/01                                                 Baa/NR      326,886
      300,000   Springfield General Obligation, 7.80% due 5/1/02                                                 Baa/NR      329,805
    2,000,000   University of Massachusetts Bldg. Authority Ref. Revenue Series 1991-A, 6.80% due 5/1/99          A1/A+    2,118,740
    1,000,000   University of Massachusetts Bldg. Authority Ref. Revenue Series 1991-A, 7.15% due 5/1/03          A1/A+    1,123,190
    1,250,000   Worcester Municipal Purpose Loan of 1991 General Obligation,
                6.80% due 5/15/01 (Insured: MBIA)                                                               Aaa/AAA    1,359,812
Michigan        (2.17%)
    1,300,000   Detroit General Obligation Series 1990-A, 8.50% due 4/1/00                                      Ba1/BBB    1,430,845
    1,500,000   Detroit Distributable State Aid General Obligation Unlimited Series 1992,
                5.625% due 5/1/97                                                                              Baa/BBB+    1,524,255
    3,000,000   Detroit Economic Development Corp. Refunding, 7.00% due 6/1/12, put 6/1/02
                (F.H. Associates Project; Surety: ITT Lyndon Property Insurance)                                 NR/NR     3,148,290
       24,357   Fenton Lease Purchase Agreement, 8.00% due 8/1/96                                                 NR/NR       24,403
    1,200,000   Flint Tax Increment Finance Authority Limited Tax General Obligation Series 1985,
                9.30% due 6/1/97, Escrowed to Maturity                                                         Baa/AAA*    1,258,752
    1,490,000   Michigan State Hospital Finance Authority Revenue Series 1991-A, 8.30% due 9/1/02               Ba/BBB-    1,543,357
    6,570,000   Michigan State Housing Development Authority Rental Housing Rev. Series 1992-A,
                5.40% due 4/1/98 (Detroit Edison Project)                                                         NR/A+    6,636,291
    2,000,000   Wayne County Building Authority Limited Tax General Obligation Sinking Fund
                Series 1992-A, 7.80% due 3/1/05, prerefunded 3/1/02 @ 102                                      Baa/AAA*    2,190,080
    2,000,000   Wayne County Wastewater Control System Limited Tax General Obligation
                Refunding, 7.875% due 5/1/02                                                                   Baa/BBB-    2,304,820
Minnesota       (2.46%)
    4,820,000   Burnsville MFHR Series 1991, 7.20% due 5/1/11, put 5/1/02
                (The Atrium Project; Insured: Trygg-Hansa)                                                        NR/A+    5,018,536
    1,100,000   Coon Rapids Industrial Development Ref. Rev., 6.75% due 12/1/01 (LOC: Norwest Bank)              Aa3/AA    1,113,717
    2,000,000   Hennepin County G.O. Solid Waste Revenue Refunding Series 1992,
                4.65% due 10/1/97                                                                               Aaa/AAA    2,020,100
    1,500,000   Metropolitan Council Minneapolis - St. Paul Area Sports Facilities Revenue,
                5.30% due 10/1/00 (Hubert H. Humphrey Metrodome Project)                                            A/A    1,523,265
    3,300,000   Minneapolis-Saint Paul Housing & Redevelopment Authority Series 1993,
                5.00% due 12/1/04, put 12/1/98 (Corporate Partner Project; LOC: Continental Insurance)            NR/A+    3,265,086
    5,000,000   Minneapolis-Saint Paul Housing & Redevelopment Authority Single Family Mortgage Revenue
                Series 96-B, 5.125% due 6/1/32, put 6/1/00 (GNMA/FNMA)                                           Aaa/NR    4,999,400
      640,000   Minneapolis MFHR Refunding Series 1991, 6.75% due 10/1/01
                (Churchill Apartments Project; FHA Insurance Mortgage)                                           NR/AAA      677,824
    1,250,000   Minneapolis School District Certificate of Participation, 5.30% due 2/1/00                       Baa1/A    1,250,737
    1,795,000   Minneapolis-Saint Paul Single Family Housing Revenue Series A, 8.25% due 11/1/07                 NR/AAA    1,895,071
      945,000   Saint Cloud Industrial Development Revenue Refunding Series 1992, 6.25%
                due 4/1/98 (Alton Realty Co. & Pan-O-Gold Baking Co. Project;
                LOC: Norwest Bank of Minnesota)                                                                  NR/AA-      956,992
Mississippi     (.56%)
    2,000,000   Mississippi Higher Education Assistance Corporation Student Loan Revenue
                Series 1992-B, 6.00% due 1/1/00                                                                    NR/A    2,053,280
    1,100,000   Mississippi Hospital Equipment & Facilities Authority Revenue, 8.60%
                due 1/1/01 (Rush Medical Foundation Project)                                                     Baa/NR    1,194,501
    1,910,000   Ridgeland Multifamily Housing Rev. Series 1985, 6.50% due 10/1/07, put 10/1/97
                (Sunchase Apartments Project)                                                                    NR/AAA    1,921,804
Missouri        (1.51%)
    4,000,000   Missouri Higher Education Loan Authority Student Loan Revenue Refunding,
                5.50% due 2/15/00                                                                                 Aa/NR    4,046,880
    3,000,000   Missouri Economic Development Export & Infrastructure Board Industrial
                Revenue Series 1993, 5.375% due 5/1/03, mandatory put 5/1/00
                (Mark Twain Tower Project; Lincoln National Insurance Guaranty)                                    NR/A    3,013,710
      760,000   Missouri State Housing Development Authority Revenue, 6.30% due 7/15/99                         Aa/AA+       772,874
    1,055,000   Missouri Health & Education Facilities Authority Revenue, 0% due 1/1/02
                (Missouri Baptist Medical Center Project) Escrowed to Maturity                                  Aaa*/A-      767,090
      255,000   Missouri State Environmental Improvement & Energy Resources Authority Water
                Pollution Control Revenue Series 1991-A, 6.50% due 12/1/02
                (State Revolving Revenue Project)                                                                 A1/NR      273,472
      325,000   Missouri State Environmental Improvement & Energy Resources Authority Water
                Pollution Control Revenue Series 1991-A, 6.60% due 12/1/03
                (State Revolving Revenue Project)                                                                 AA/NR      349,892
      935,000   St. Louis County Industrial Development Authority Housing Revenue
                Series 1992-A, 6.00% due 6/1/98                                                                    A/NR      959,684
    3,860,000   St. Louis IDA Refunding Revenue Series 1993-B, 5.10% due 12/1/08,
                put 12/1/00, (Westport Residence Project; Guaranteed: Lincoln National Corporation)                NR/A    3,802,872
Montana         (.17%)
    1,000,000   Billings Tax Increment Urban Renewal Series 1987-A,
                8.65% due 3/1/99, refunded 3/1/98                                                               Aaa/NR     1,073,630
      435,000   Montana Higher Education Student Loan Revenue Series 1992-A, 6.70% due 12/1/01                     A/NR      458,969
Nebraska        (.77%)
    2,985,000   Nebraska Industrial Finance Authority Tax Exempt Multifamily Housing Revenue Refunding
                Series 1995-A, 5.50% due 12/1/25, put 12/1/05 (Willow Park Apartments Project;
                FNMA Collateral)                                                                                NR/AAA     2,967,538
    2,500,000   Nebraska Public Power District Series 1993, 5.10% due 1/1/00                                      A1/A+    2,534,400
    1,500,000   Nebraska Investment Finance Authority Hospital Equipment Revenue, 6.85% due 3/1/02
                (Insured: MBIA)                                                                                 Aaa/AAA    1,637,205
Nevada          (.52%)
      760,000   Las Vegas Downtown Redevelopment Project Revenue, 7.65% due 6/1/97                               Baa/A-      777,921
      780,000   Las Vegas Valley Water District, 6.60% due 8/1/98 (Insured: AMBAC)                              Aaa/AAA      814,367
    1,085,000   Washoe County Airport Authority Revenue Refunding, 5.30% due 7/1/00 (Insured: MBIA)             Aaa/AAA    1,103,380
    1,325,000   Washoe County Airport Authority Revenue Refunding, 5.45% due 7/1/01 (Insured: MBIA)             Aaa/AAA    1,355,237
      700,000   Washoe County Airport Authority Revenue Refunding, 5.60% due 7/1/02 (Insured: MBIA)             Aaa/AAA      720,468
New Hampshire   (.34%)
       40,000   New Hampshire Higher Educational & Health Facilities Authority Student
                Loan Revenue 1983 Series A, 10.00% due 9/1/97 (New Hampshire Higher
                Educational Assistance Foundation; Insured: AMBAC)                                              Aaa/AAA       42,348
      990,000   New Hampshire Industrial Development Authority Revenue Series 1995,
                7.70% due 7/1/00 (Electra/ PJ-Allied Project)                                                    A2/NR       989,653
    2,030,000   New Hampshire Industrial Development Authority Revenue, 6.40% due 12/1/09,
                put 12/1/99 (Central Vermont Public Service Project; LOC: Toronto Dominion Bank)                  NR/AA    2,141,203
New Jersey      (.56%)
    2,400,000   New Jersey Economic Development Authority Series 1991, 6.875% due 10/1/14,
                optional put 10/1/98 (Fairway Corporation II Project; Guaranty: Provident Mutual Life)            A2/NR    2,413,224
    1,000,000   New Jersey Health Care Facilities Financing Authority Revenue, 7.00% due 7/1/03
                (Christ Hospital Project; Insured: Connie Lee)                                                   NR/AAA    1,101,510
    1,000,000   New Jersey Turnpike Authority Revenue Series A, 5.70% due 1/1/01                              Baa1/BBB+    1,025,910
      618,367   New Jersey Wastewater Treatment Trust - Wastewater Treatment Insured Loan
                Revenue Series 1987, Amortizing Coupon M-COATES, 9.00% due 9/1/97                             Aaa*/AAA*      657,603
New Mexico      (.83%)
      250,000   Espanola Sinking Fund Sales Tax Revenue, 7.70% due 7/1/96 (Escrowed to Maturity)              Aaa*/AAA*      250,160
    5,390,000   Jicarilla Apache Tribe Tribal Revenue Refunding, 7.75% due 7/1/05                                  NR/A    5,526,690
      239,000   Santa Fe County Office and Training Facilities Series 1990, 9.00% due 7/1/97 (ETM)               NR/AAA      251,368
      261,000   Santa Fe County Office and Training Facilities Series 1990, 9.00% due 7/1/98 (ETM)               NR/AAA      284,939
      273,000   Santa Fe County Office and Training Facilities Series 1990, 9.00% due 1/1/99 (ETM)               NR/AAA      302,378
      285,000   Santa Fe County Office and Training Facilities Series 1990, 9.00% due 7/1/99 (ETM)               NR/AAA      320,622
      298,000   Santa Fe County Office and Training Facilities Series 1990, 9.00% due 1/1/00 (ETM)               NR/AAA      339,413
      326,000   Santa Fe County Office and Training Facilities Series 1990, 9.00% due 1/1/01 (ETM)               NR/AAA      381,922
New York        (4.16%)
    1,785,000   Islip Resource Recovery Agency Series 85 D, 5.95% due 7/1/03 (Insured: AMBAC)                  Aaa/AAA     1,890,708
      630,000   Jamestown General Obligation Series A, 7.00% due 3/15/97                                         Baa/NR      643,387
    3,000,000   Metropolitan Transit Authority Series M, 5.10% due 7/1/98                                      Baa/BBB+    3,032,460
    1,240,000   New York City General Obligation Series E, 7.20% due 2/1/00                                   Baa1/BBB+    1,319,806
    2,760,000   New York City General Obligation Series D, 6.30% due 2/1/01                                   Baa1/BBB+    2,849,479
    2,695,000   New York City General Obligation Series E, 6.30% due 8/1/01                                   Baa1/BBB+    2,790,646
    2,175,000   New York City Municipal Water Finance Authority Water & Sewer System Revenue,
                7.10% due 6/15/97                                                                                  A/A-    2,239,619
    1,000,000   New York City Municipal Water Finance Authority Water & Sewer System Revenue,
                7.15% due 6/15/98                                                                                  A/A-    1,050,870
    3,000,000   New York Dorm Authority Revenue State University Educational Facilities, 5.25%
                due 7/1/02 (Insured: AMBAC)                                                                     Aaa/AAA    3,061,890
    1,000,000   New York Dorm Authority Revenue State University Educational Facilities Series A,
                7.00% due 5/15/04                                                                             Baa1/BBB+    1,092,120
    7,110,000   New York State Dormitory Authority Series 1994-B, 6.00% due 7/1/24, put 12/5/99
                (Miriam Osborn Memorial Home Project; LOC: Banque Paribas)                                         A1/A    7,432,225
      230,000   New York State Health Facilities Revenue Refunding Series 1990-A,
                7.90% due 11/1/99                                                                              Baa/BBB+      233,321
    1,555,000   New York State Health Facilities Revenue Refunding Series 1990-A,
                7.90% due 11/1/99                                                                              Baa/BBB+    1,684,096
    1,500,000   Local Government Assistance Corporation Revenue Series D, 6.50% due 4/1/02                          A/A    1,613,565
    1,500,000   New York State Medical Care Facilities Finance Agency 1991 Series A,
                7.25% due 2/15/01                                                                             Baa1/BBB+    1,606,965
    2,500,000   New York State Urban Development Corporation,
                7.60% due 4/1/03, prerefunded 4/1/01                                                            AAA/BBB    2,842,050
    2,500,000   Syracuse Industrial Development Authority Pilot Revenue Refunding Series 1995,
                5.125% due 10/15/02 (LOC: ABN AMRO Bank)                                                          NR/AA    2,458,925
      570,000   Westchester County I.D.A. Civic Facility Revenue,
                6.25% due 4/1/05 (Julia Dykman Project)                                                          NR/BBB      570,844
North Carolina  (.38%)
    2,860,000   Carteret County Certificate of Participation Series 1992, 6.50% due 2/1/00
                (Elementary School Project)                                                                   aa1/BBB+     2,960,357
      545,000   North Carolina Housing Finance Authority Single Family Housing Revenue, 6.80%
                due 7/1/08 (Insured: FHA/VA)                                                                    Aa1/AA+      549,006
North Dakota    (.25%)
    1,000,000   North Dakota Building Authority Refunding Revenue Series 1993-A, 5.15% due 6/1/00
                (Insured: AMBAC)                                                                                Aaa/AAA    1,013,420
    1,250,000   North Dakota Student Loan Revenue, 5.45% due 7/1/02 (Insured: AMBAC)                            Aaa/AAA    1,250,375
Ohio            (3.82%)
    1,000,000   Barberton Hospital Facilities Series 1992, 6.65% due 1/1/02                                        A/NR    1,054,010
    2,000,000   Belmont County IDRB Series 1991, 6.50% due 1/1/00 (May Department Stores Co. Project)              NR/A    2,088,260
      400,000   Cambridge Hospital Revenue Refunding Series 1991, 7.25% due 12/1/97                              NR/BBB      414,104
    3,000,000   Cincinnati School District Tax Anticipation Notes, 5.40% due 12/1/96                              NR/A-    3,020,010
    1,500,000   Cincinnati School District Revenue Anticipation Notes, 5.75% due 6/15/98                          NR/A-    1,536,255
    1,000,000   Cincinnati School District Revenue Anticipation Notes, 6.15% due 6/15/02                          NR/A-    1,051,810
    1,250,000   Cincinnati School District Revenue Anticipation Notes, 6.05% due 6/15/00                          NR/A-    1,300,738
    2,250,000   Clermont County Hospital Facilities Revenue Refunding Series 1993-B, 4.70% due 9/1/99
                (Mercy Health System Project; Insured: MBIA)                                                    Aaa/AAA    2,256,435
    2,000,000   Cleveland Certificate of Participation, 7.10% due 7/1/02
                (Motor Vehicle & Community Equipment Project)                                                   Baa/BBB    2,093,220
    5,000,000   Cleveland School District Revenue Anticipation Notes Series 1993, 4.70% due 6/1/99
                (Insured: AMBAC)                                                                                Aaa/AAA    5,006,300
    3,000,000   Cuyahoga County Housing Revenue Series 1993, 7.00% due 4/1/00
                (North Coast Community Homes Project)                                                             NR/NR    3,074,820
    1,000,000   Erie County Hospital Improvement Refunding Revenue Series 1992, 6.25%
                due 1/1/01 (Firelands Community Hospital Project)                                                  A/A-    1,034,820
    2,000,000   Franklin County General Obligation, 6.375% due 12/1/17, pre-refunded 12/1/01 @102               Aaa/AAA    2,178,720
    1,100,000   Hamilton County Hospital Facilities Refunding Revenue Series 1992,
                6.25% due 1/1/01 (Episcopal Retirement Homes, Inc. Project; LOC: Fifth/Third Bank)               Aa2/NR    1,154,879
      510,000   Lorain County First Mortgage Revenue Series 1992-B, 6.375% due 2/1/07,
                put 2/1/97 (Kendal at Oberlin Project; LOC: Bank of Ireland)                                      A1/A-      516,054
    3,095,000   Ohio Water Development Authority Safe Water Refunding Series 1992,
                0% due 12/1/00 (Insured: MBIA)                                                                  Aaa/AAA    2,516,637
    1,060,000   Switzerland Local School District of Monroe County Revenue Anticipation Notes
                Series 1995, 6.25% due 6/15/00                                                                    NR/NR    1,066,233
    2,765,000   Warren County Hospital Facilities Improvement and Refunding Revenue,
                6.80% due 7/1/01 (Otterbein Home Project; LOC: Fifth/Third Bank)                                 Aa2/NR    2,949,094
      910,000   Washington County Hospital Facilities Revenue, 6.875% due 9/1/02
                (Marietta Area Health Project)                                                                  Baa1/NR      947,629
Oklahoma        (.76%)
    1,190,000   Broken Arrow Utility System & Sales Tax Revenue Refunding Series 1992-A, 6.00%
                due 5/1/01 (Insured: FGIC)                                                                      Aaa/AAA    1,253,058
      230,000   Comanche County SFMR Refunding 1990 Series, 7.60% due 12/1/98                                     A1/NR      240,707
      240,000   Comanche County SFMR Refunding 1990 Series, 7.65% due 6/1/99                                      A1/NR      251,839
    1,060,000   Oklahoma City Municipal Improvement Authority Water & Sewer Revenue Series
                Refunding A, 0% due 7/1/00 (Insured: AMBAC)                                                     Aaa/AAA      877,839
    1,220,000   Pushmatahah County Town of Antlers Hospital Authority Revenue Refunding
                Series 1991, 8.75% due 6/1/03                                                                     NR/NR    1,320,906
    1,155,000   Tulsa Industrial Development Hospital Revenue, 5.60% due 2/15/03
                (St. Johns Medical Center Project)                                                                Aa/AA    1,167,647
    1,940,000   Tulsa PFA Solid Waste Steam & Electric Revenue Refunding Series 1994, 4.90%
                due 11/1/99 (Ogden Martin Systems of Tulsa Inc. Project; Insured: AMBAC)                        Aaa/AAA    1,937,866
Oregon          (.54%)
    2,500,000   Clackamas County Hospital Facilities Revenue, 6.10% due 10/1/01                                  A1/AA-    2,625,550
    2,000,000   Oregon State Department of Transportation Regional Light Rail Extension,
                5.20% due 6/1/98 (Westside Light Rail Project; Insured: MBIA)                                  Aaa/AAA     2,036,920
      300,000   Springfield General Obligation, 6.70% due 10/1/00                                                   A/A      302,130
Pennsylvania    (4.99%)
    1,900,000   Allentown Area Hospital Authority Revenue Series 1991, 7.75% due 7/1/98
                (Sacred Heart Hospital Project)                                                                  NR/BBB    2,008,699
    1,250,000   Armstrong County Hospital Authority Series 1992-A, 5.25% due 11/1/12,
                put 11/1/97 (LOC: Pittsburgh National Bank)                                                       A1/NR    1,270,150
    1,000,000   Chester County Utility, 7.00% pre-refunded 8/1/01                                               Aa/AAA*    1,099,220
      550,000   Clairton School District General Obligation, 0% due 11/1/99                                        NR/A      463,150
      500,000   Clairton School District General Obligation, 0% due 11/1/02                                        NR/A      349,875
    3,060,000   Delaware County Health Facilities Authority Revenue Series 1993-B, 5.375%
                due 11/15/99 (Mercy Health Corporation of S.E. Pennsylvania Project)                             NR/BBB    3,029,614
    2,500,000   Delaware County Industrial Development Authority Refunding Revenue Series A,
                7.40% due 12/1/98  (Resource Recovery Project; LOC: Bank of America)                            Aa3/AA-    2,609,925
    2,030,000   Erie School District General Obligation, 0% due 6/1/00, Escrowed to Maturity                     Aaa*/A    1,694,238
    1,000,000   Erie School District General Obligation, 0% due 12/1/00, Escrowed to Maturity                    Aaa*/A      815,590
    3,365,000   Harrisburg Authority Commonwealth Lease Revenue Series 1991,
                6.25% due 6/1/00 (Insured: FSA)                                                                Aaa/AAA     3,515,752
    1,300,000   Harrisburg Authority Lease Revenue, 6.50% due 6/1/04 (Insured: FSA)
                crossover refunded 6/1/01                                                                       Aaa/AAA    1,385,540
    1,455,000   McKeesport Area School District General Obligation Refunding Revenue Series 1991,
                0% due 10/1/00                                                                                     NR/A    1,176,120
    1,680,000   McKeesport Area School District General Obligation Refunding Revenue Series 1991,
                0% due 10/1/02                                                                                     NR/A    1,199,218
    2,000,000   Pennsylvania State Refunding & Projects General Obligation Series A, 6.50% due 1/1/00            A1/AA-    2,119,160
    4,270,000   Pennsylvania State Certificate of Participation, 4.60% due 6/1/97                                  A/A-    4,294,339
    4,085,000   Pennsylvania State Certificate of Participation, 4.60% due 12/1/97                                 A/A-    4,115,106
      875,000   Pennsylvania Higher Education Facilities Authority Revenue, 8.05% due 3/1/97                    Baa/BBB      899,833
    1,770,000   Philadelphia Gas Works Revenue 14th Series, 5.60% due 7/1/99                                   Baa1/BBB    1,798,320
    1,565,000   Philadelphia Water & Sewer Revenue 12th Series, 7.60% due 7/1/98 refunded 7/1/96                Aaa/AAA    1,596,801
    2,850,000   Philadelphia Water & Wastewater Revenue Series 1993, 4.875% due 6/15/01
                (Insured: FSA)                                                                                  Aaa/AAA    2,856,783
    2,245,000   Philadelphia Hospital & Higher Education Facilities Authority Hospital Revenue
                Series 1991, 7.00% due 7/1/01 (Graduate Health System Project)                                Baa1/BBB+    2,368,610
    3,000,000   Southeastern Pennsylvania Transportation Authority Series 1994, 6.00% due 6/1/99
                (LOC: Canadian Imperial Bank of Commerce)                                                       Aa3/AA-    3,113,610
    2,825,000   State Public School District Building Authority, Reading School District Capital Appreciation
                Series B, 0% due 7/15/00 (Insured: MBIA)                                                        Aaa/AAA    2,344,496
  Puerto Rico   (.14%)
      250,000   Puerto Rico Public Improvement General Obligation, 6.60% due 7/1/04                              Baa/A-      277,588
    1,000,000   Puerto Rico Electric Power Revenue Refunding Series 1992-Q, 5.70% due 7/1/00                    Baa1/A-    1,030,620
Rhode Island    (.45%)
    2,000,000   Rhode Island Depositor's Economic Protection Corp. Series 1992-A, 6.10% due 8/1/02
                (Insured: FSA)                                                                                  Aaa/AAA    2,124,980
      825,000   Rhode Island Health & Educational Building Corporation Health Facilities
                Revenue, 8.00% due 7/1/00 (Steere House Issue Project)                                            NR/NR      868,643
    1,169,000   Rhode Island Industrial Facilities Corporation Series 1991, 5.875% due 6/1/02
                (Paramount Cards, Inc.; LOC: Daichi Kangyo Bank)                                                  A1/NR    1,175,780
South Carolina  (.33%)
      500,000   Florence County Public Facilities Corporation, 7.30% due 3/1/03, prerefunded 3/1/00
                (Law Enforcement Project; Insured: AMBAC)                                                       Aaa/AAA      548,215
    2,000,000   Piedmont Municipal Power Agency Series 1992,
                5.20% due 1/1/98 (Electric Revenue Project)                                                       A/BBB    2,021,060
      500,000   South Carolina State Housing Authority Multifamily Revenue, 7.375% due 12/1/07                    NR/NR      445,000
South Dakota    (.40%)
      760,000   South Dakota Housing Development Authority Home Ownership Mortgage
                Series 1993-A, 4.75% due 5/1/99                                                                  Aa/AA       761,657
    1,400,000   South Dakota Health & Education Facilities Authority Revenue Series 1992,
                5.40% due 9/1/01 (Rapid City Regional Hospital Project; Insured: MBIA)                          Aaa/AAA    1,429,624
    1,250,000   South Dakota Lease Revenue Series 93B, 8.00% due 9/1/03 (LOC: FSA)                              Aaa/AAA    1,458,863
Tennessee       (1.61%)
    5,000,000   Chattanooga-Hamilton County Hospital Revenue, 9.976% due 5/25/21, refunded
                5/1/01 @ 102 (Erlanger Medical Center Project; Insured: FSA)                                    Aaa/AAA    5,962,500
    1,565,000   Clarksville Natural Gas Corporation Series 1994-A, 7.00% due 5/1/02
                (Guaranty: Louis Dreyfus Natural Gas)                                                           NR/BBB-    1,588,710
    1,130,000   Clarksville Natural Gas Corporation Series 1994-A, 7.00% due 11/1/02
                (Guaranty: Louis Dreyfus Natural Gas)                                                           NR/BBB-    1,147,662
    4,000,000   Clarksville Public Building Authority Pooled Loan Refunding,
                (GIC: Assured Return) 4.75% due 12/1/00                                                          NR/AA-    3,974,680
    1,120,000   Copperhill Industrial Development Board, 7.80% due 12/1/00
                (City Services Company Project)                                                                Baa3/BBB    1,127,448
    1,000,000   Southeast Tax Exempt Mortgage Bond Trust Tender Option Certificates Series 1990,
                7.25% due 4/1/17, put 4/1/03                                                                     NR/AAA    1,097,550
Texas           (7.36%)
   13,840,000   Bell County Health Facilities Development Corporation Series 1993-A, 4.75% due 10/1/23,
                put 10/1/98 (Central Texas Pooled Health Care Loan Program; Guaranteed: Sun Life of America)     NR/AA-   13,777,582
    1,655,000   Bexar County Health Facilities Development Corporate Hospital Revenue
                Series 1991, 7.40% due 5/1/00                                                                 Baa1/BBB     1,776,345
    1,065,000   Cypress-Fairbanks Independent School District General Obligation,
                0% due 2/1/02 (Insured: FGIC)                                                                   Aaa/AAA      802,307
    1,685,000   Dallas Waterworks & Sewer System Revenue, 7.10% due 4/1/99                                        Aa/AA    1,768,020
      315,000   Dallas Waterworks & Sewer System Revenue, 7.10% due 4/1/99                                        Aa/AA      328,227
    2,015,000   Ector County Hospital Revenue, 7.125% due 4/15/02                                              Baa1/BBB    2,133,462
       80,000   Fort Worth HFC SFMR Series 1985, 9.15% due 11/1/96 (Insured: MBIA)                              Aaa/AAA       80,573
    1,920,000   Harris County Health Facilities Development Corporation, 7.375% due 12/1/25, put 12/1/98
                (Greater Houston Pooled Health Care Project; Guaranteed: Prudential)                              Aa/NR    1,946,208
    4,000,000   Harris County Flood Control District L.T.G.O. Series 1991-A, 0% due 10/1/01                      Aa/AA+    3,085,320
      955,000   Harris County Health Facilities Dev. Corp. Hospital Revenue, 6.70% due 6/1/00
                (Memorial Hospital Systems Project)                                                               A/A-     1,011,116
    2,850,000   Humble Independent School District of Harris County Series 1992,
                0% due 2/15/00 (PSF Guaranty)                                                                   Aaa/AAA    2,405,115
    1,295,000   Irving Flood Control District Section 3 Refunding Capital Appreciation, 0% due 9/1/01            Baa/NR      952,874
    1,530,000   Jefferson County Health Facilities Development Corporation Hospital Revenue
                Series 1989, 8.125% due 10/1/99 (Baptist Health Care System Project)                            Baa/BBB    1,583,611
      925,000   La Joya Independent School District Unlimited Tax School Refunding Series 1987,
                8.00% due 8/1/97                                                                                 Baa/NR      928,543
      325,000   La Joya Independent School District Unlimited Tax School Refunding Series 1987,
                8.00% due 8/1/97                                                                                 Baa/NR      326,245
    2,630,000   Lancaster Independent School District Unlimited Tax Refunding, 0% due 2/15/99
                (PSF Guaranty)                                                                                  Aaa/AAA    2,331,653
    2,300,000   Lancaster Independent School District Unlimited Tax Refunding, 0% due 2/15/98
                (PSF Guaranty)                                                                                  Aaa/AAA    2,144,290
    2,230,000   Lower Colorado River Authority Jr. Lien Refunding Revenue Series 1992, 0%
                due 1/1/01 (Insured: AMBAC)                                                                     Aaa/AAA    1,806,233
      845,000   North Texas Health Facilities Development Corporation Revenue Series 1988,
                8.25% due 9/1/98 (Wichita Falls United Diagnostic Center Project)                                 A*/A*      901,742
    1,000,000   North Texas Higher Education Student Loan Revenue,
                6.50% due 4/1/99 (Insured: AMBAC)                                                               Aaa/AAA    1,041,760
      350,000   Northgate Crossing Utility District Road System & Drainage System Unlimited
                Tax Sinking Fund Series 1986, 9.25% due 12/1/98                                                   NR/NR      350,095
    1,040,000   Palo Duro River Authority General Obligation, 7.60% due 8/1/06 pre-refunded 8/1/98              Aaa/AAA    1,110,169
    1,115,000   Palo Duro River Authority General Obligation, 7.60% due 8/1/07 pre-refunded 8/1/98              Aaa/AAA    1,190,229
    1,295,000   Palo Duro River Authority General Obligation, 7.60% due 8/1/09 pre-refunded 8/1/98              Aaa/AAA    1,382,374
    1,395,000   Palo Duro River Authority General Obligation, 7.60% due 8/1/10 pre-refunded 8/1/98              Aaa/AAA    1,489,121
    1,500,000   Palo Duro River Authority General Obligation, 7.60% due 8/1/11 pre-refunded 8/1/98              Aaa/AAA    1,601,205
    1,615,000   Palo Duro River Authority General Obligation, 7.60% due 8/1/12 pre-refunded 8/1/98              Aaa/AAA    1,723,964
    2,135,000   Palo Duro River Authority General Obligation, 7.60% due 8/1/13 pre-refunded 8/1/98              Aaa/AAA    2,279,048
    1,000,000   Palo Duro River Authority Unlimited Tax Refunding Series 1992, 5.10% due 8/1/97
                Capital Guaranty Insurance)                                                                      NR/AAA    1,013,710
    4,600,000   Plano Capital Appreciation Refunding General Obligation, 0% due 3/1/01                          A1/AA-     3,661,646
      955,000   Tarrant County HFC Multifamily Housing Revenue, 4.50% due 9/1/06, put 9/1/96
                (Bedford Springs Project; Guaranteed: Provident Mutual Life Insurance Corporation)               NR/AA-      956,117
      190,000   Texas Housing Agency MFHR 1983-A, 10.00% due 3/1/05                                               NR/NR      114,000
      220,000   Texas Housing Agency MFHR 1983-B, 10.00% due 3/1/05                                               NR/NR      132,000
    5,880,000   Texas Public Finance Authority Series B, 5.25% due 2/1/98 (Insured: AMBAC)                      Aaa/AAA    5,975,668
      705,000   Texas Water Resource Finance Authority Revenue, 7.00% due 8/15/99
                (Insured: AMBAC)                                                                                Aaa/AAA      749,746
      995,000   Texas Water Resource Finance Authority Revenue, 7.40% due 8/15/00                                   A/A    1,064,511
      880,000   Texas Water Resources Authority Revenue, 7.50% due 8/15/01                                         A/A-      944,002
    1,100,000   Trinity HFC Multifamily Housing Revenue Series 1982, 10.00% due 6/1/98
                (Timberline Apartment Project)                                                                    NR/NR    1,100,000
Utah            (1.36%)
      970,000   Davis County Housing Authority MFHR, 7.50% due 6/1/97 (Fox Creek Apartment Project;
                FNMA Pass-through Certificates)                                                                  NR/AAA      997,538
    8,000,000   Intermountain Power Agency Power Supply Revenue, 0% pre-refunded 7/1/00 @ 101                   Aaa/AAA    6,607,040
    2,220,000   Utah Student Loan Revenue Series 1992-G, 5.20% due 11/1/98 (Insured: AMBAC)                     Aaa/AAA    2,250,103
      600,000   Utah Municipal Finance Co-op Local Government Revenue, 7.10% due 6/1/00                           NR/AA      642,108
    2,000,000   Weber County Housing Authority MFHR Series 1991, 6.50% due 11/1/18, put 11/1/01
                (Cherry Creek Apartment Project; LOC: First Security Bank of Utah, Insured: FGIC)               Aaa/AAA    2,052,080
Virginia        (1.26%)
    3,000,000   Hampton Redevelopment Housing Authority Series 1994, 7.00% due 7/1/24,
                put 7/1/04 (Chase Hampton Apartments Project)                                                     NR/NR    3,196,380
    1,755,000   Henrico County IDA Public Facility Lease Revenue, 6.50% due 8/1/00
                (Henrico County Jail Project)                                                                     Aa/AA    1,869,917
    3,000,000   Suffolk Redevelopment Housing Authority Series 1994, 7.00% due 7/1/24,
                put 7/1/04 (Chase Heritage at Dulles Project)                                                     NR/NR    3,145,830
    1,960,000   Virginia Housing Development Authority Series C-8, 5.70% due 7/1/03                            Aa1/AA+     1,981,854
      685,000   Virginia Housing Development Authority Series D-4, 5.00% due 7/1/00                             Aa1/AA+      691,432
      730,000   Virginia Housing Development Authority Series D-4, 5.15% due 7/1/01                             Aa1/AA+      735,891
Washington      (2.99%)
    1,010,000   Chelan County Public Utility District #1 Consolidated System Revenue Series 1992,
                5.55% due 7/1/99                                                                                  A1/A     1,032,119
    1,125,000   Chelan County Public Utility District #1 Consolidated System Revenue Series 1992,
                5.75% due 7/1/00                                                                                   A1/A    1,158,998
    1,295,000   Chelan County Public Utility District #1 Consolidated System Revenue Series 1992-E,
                5.50% due 7/1/97                                                                                   A1/A    1,313,881
    1,370,000   Chelan County Public Utility District #1 Consolidated System Revenue Series 1992-E,
                0% due 7/1/98                                                                                      A1/A    1,248,700
    1,000,000   Spokane County Airport Revenue Refunding Series 1993, 4.80% due 6/1/99
                (Insured: MBIA)                                                                                 Aaa/AAA    1,004,020
    2,500,000   Spokane County Industrial Development Corporation Refunding, 4.75% due 12/1/97
                (Jensen - Byrd Project; LOC: U.S. Bank of Washington)                                             A1/NR    2,492,775
      725,000   Spokane County School District # 363 Unlimited Tax G.O. Ref. Series 1992,
                5.40% due 12/1/00                                                                                  A/NR      743,002
    1,000,000   Sumner Limited Tax General Obligation Anticipation Notes, 4.70% due 8/1/98                        NR/NR    1,000,420
    2,880,000   Washington Health Care Facilities Authority Pooled Equipment
                Series 1992-B, 7.20% due 6/1/02 (Kadlec Medical Center Project)                                 Baa1/NR    2,972,736
    1,945,000   Washington Health Care Facilities Authority Pooled Equipment
                Series 1992-A, 7.35% due 6/1/02 (Dominican Health Project)                                       Baa/NR    2,025,931
    1,040,000   Washington Public Power Supply System Series G Project #1 Rev., 7.15% due 7/1/01                  Aa/AA    1,128,275
    2,000,000   Washington Public Power Supply System Project #1 Ref. Rev., 6.50% due 7/1/02                      Aa/AA    2,099,060
    3,500,000   Washington Public Power Supply System Project #1 Ref. Rev., 5.30% due 7/1/02                      Aa/AA    3,451,245
      500,000   Washington Public Power Supply System Series C Project #2 Rev., 7.20% due 7/1/99                  Aa/AA      531,660
      250,000   Washington Public Power Supply System Project #2 Ref. Rev., 7.50% due 7/1/02                      Aa/AA      273,168
    2,000,000   Washington Public Power Supply System Project #2 Ref. Rev., 7.50% due 7/1/03                      Aa/AA    2,207,680
    1,700,000   Washington Public Power Supply System Series  B Refunding, 7.15% due 7/1/01                       Aa/AA    1,823,930
    1,000,000   Washington Public Power Supply System Series  B, 7.25% due 7/1/00                                 Aa/AA    1,074,320
West Virginia   (.99%)
      871,829   Marion County SFMR Series 1992, 7.75% due 7/10/11                                                Baa/NR      913,310
      220,000   Randolph County Building Commission Hospital Revenue, 6.80%  due 11/1/97                       Baa1/BBB      222,721
    1,000,000   West Virginia General Obligation Highway Refunding Series 1992-A, 5.30% due 2/1/00                A1/A+    1,017,260
    5,000,000   West Virginia Parkway Economic Development Tourism Authority Series 1993, 3.827%
                (inverse floater) due 5/15/01 (Insured: FGIC)                                                   Aaa/AAA    4,701,450
    2,500,000   West Virginia Parkway Economic Development Tourism Authority Series 1993, 3.927%
                (inverse floater) due 5/15/02 (Insured: FGIC)                                                   Aaa/AAA    2,348,850
 Wisconsin      (1.16%)
      900,000   Cady Small Business Pollution Control Revenue Refunding Series 1992, 6.20%
                due 4/1/00 (Summit Cheese Project; Guaranteed: SBA)                                             Aaa/AAA      909,423
    1,500,000   Wisconsin Health & Education Facilities Authority Series 1992, 5.50%
                due 8/15/01 (Wheaton Franciscan Services Inc. Project; Insured: MBIA)                           Aaa/AAA    1,539,615
    3,000,000   Wisconsin Health & Education Facilities Authority, 5.00% due 8/15/98
                (Sorrowful Mother Project)                                                                       NR/AA-    3,028,170
    1,000,000   Wisconsin Health & Education Facilities Authority Series 1993, 4.75% due 2/15/98
                (Lacrosse Project; Insured: FSA)                                                                Aaa/AAA    1,005,870
    1,045,000   Wisconsin Health & Education Facilities Authority Series 1993, 5.00% due 2/15/99
                (Lacrosse Project; Insured: FSA)                                                                Aaa/AAA    1,053,903
    3,045,000   Wisconsin Health & Education Facilities Authority Revenue, 5.75% due 11/15/01
                (Insured: FSA)                                                                                  Aaa/AAA    3,161,563
Wyoming         (.31%)
    1,560,549   Evanston Industrial Development Revenue Series 1983, 9.90% due 4/1/04
                (Wybanco Project; LOC: Texas Commerce Bank)                                                     A2*/A+*    1,549,687
      300,000   Natrona County Hospital Revenue Series 1990, 7.20% due 9/15/96
                (Wyoming Medical Center Project)                                                              Baa1/BBB+      301,983
    1,000,000   Wyoming Student Loan Corporation Revenue, 6.25% due 12/1/99                                       NR/AA    1,042,690


                  TOTAL INVESTMENTS (100%) (Cost $903,161,256)                                                          $923,629,163

                  *Indicates rating on other debt issued by the same issuer, rather than on the security held by the Fund.
                  These securities are deemed by the Adviser to be comparable with those of issuers having debt ratings in the 4 highest grades by Moody's or S & P.
                  +Credit ratings are unaudited.
                  See notes to financial statements.


independent auditor's report

To the Board of Directors and Shareholders
Thornburg Limited Term Municipal Fund, Inc. National Portfolio
Santa Fe, New Mexico


We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Thornburg Limited Term Municipal Fund, Inc. - National Portfolio as of June 30, 1996, the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1996 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement and financial highlights referred to above present fairly, in all material aspects, the financial position of Thornburg Limited Term Municipal Fund, Inc. - National Portfolio as of June 30, 1996, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with generally accepted accounting principals.


/s/ McGladrey & Pullen

New York, New York
July 26, 1996



The next page of this financial is a graph tracking the percentage change in share price of the Thornburg Limited Term Municipal Fund - National Porftolio Class A shares vs. the percentage change in the Lipper Municipal Bond Fund Index from January 1, 1987 through June 30, 1996.

A hard copy of this graph is on file with the S.E.C.

The final page of this report is bar chart showing the dollar return of a $100,000.00 investment in Thornburg Limited Term Municipal Fund - National Porftolio Class A shares on 6/30/86 vs. the same investment in Donoghue's Taxable Money Market Fund Average and Donoghue's Tax Free Money Market Fund Average.

A hard copy of this graph is on file with the S.E.C.

THORNBURG LIMITED TERM MUNICIPAL FUND-
NATIONAL PORTFOLIO  CLASS SHARES
Semiannual Report 12/31/96

                                        Thornburg     Thornburg     Thornburg
                                   Ltd Term Muni  Ltd Term Muni   Ltd Term Muni
                                    Fund-National  Fund-National  Fund-National
                                        A Shares       C Shares       I Shares

SEC Yield                                   3.94%          3.59%          4.41%
Taxable Equiv. Yields                       6.52%          5.94%          7.03%
NAV                                     $  13.45       $  13.47       $  13.45
Max. Offering Price                     $  13.79       $  13.47       $  13.45



1 Year Ending                               1.35%          3.47%           NA
5 Years Ending                              5.19%           NA             NA
10 Years Ending                             6.08%           NA             NA
Since Inception                             7.05%          4.82%
3.86%*
Inception Date                           (9/28/84)       (9/1/94)
(7/5/96)

                                 *Not Annualized

         Taxable equivalent yields assume a 39.6%  marginal  federal  tax rate.

The municipal funds, except Thornburg Limited Term National, may be subject to the alternative minimum tax.Currently there are no such investments in Thornburg Limited Term Municipal National Portfolio, although portions of this Fund's income may be subject to such a tax in the future. Net investment income of the National Portfolios will be subject to applicable state and local taxes.

  The data quoted represent past performance, and the investment return and principal value of an investment in the fund will fluctuate. An investor's shares, when redeemed, may be worth more or less than their original cost.

The total return data shown above reflects the deduction of the maximum sales charge of the Class A Shares of 2.50%.



l e t t e r  t o  s h a r e h o l d e r s

Dear Shareholder:

After rising to their highest levels in several years in 1994, interest rates fell sharply during 1995. During 1996, rates in the U.S. increased again, although bond yields in most of the world fell sharply. The net asset value of Thornburg Limited Term Municipal Fund A shares decreased 10 cents per share to $13.45 during 1996. If you were with us for the entire period, you received dividends of 62.3 cents per share. If you reinvested your dividends, you received 63.6 cents per share. Investors who owned C Shares received dividends of 56.9 and 58 cents per share, respectively.

Strong forces are acting in opposite ways on U.S. interest rates at this time. The U.S. economy is generally firm and the economies of many developing countries are growing as well. Americans have been net sellers of individual municipal and U.S. government bonds, preferring instead to pour money into stocks, money market funds and, recently, emerging market debt funds. By themselves, these forces should put upward pressure on our interest rates. However, most other developed countries have sluggish economies, much lower interest rates than ours, and currencies that have been depreciating relative to the U.S. dollar. As a result, foreign money has been pouring into the U.S. bond market, lifting bond prices and lowering yields from the levels that would otherwise exist. In the last 2 years, foreign purchases of U.S. Treasury bonds have accounted for more than 100% of the net issuance of Treasury bonds, up from an average of approximately 20% between 1980-1994. The graph below illustrates this trend, which does not appear to be subsiding.

Your Limited Term Municipal Fund Portfolio currently holds approximately 480 obligations from municipal borrowers in 48 states and 2 U.S. territories. Approximately 87% of the bonds are rated A or better by one of the major rating agencies. As you know, we "ladder" the maturities of the bonds in your portfolio so that some bonds are scheduled to mature at par during each of the next 10 years. Today, your fund's weighted average maturity is approximately
3.6 years, and we always keep it below 5 years. Percentages of the portfolio maturing within each of the next 10 years are summarized as follows.

              % of portfolio maturing within   Cumulative % maturing by end of
                      1 year = 11%                     year 1 = 11%
                1 to 2 years = 14%                     year 2 = 25%
                2 to 3 years = 16%                     year 3 = 41%
                3 to 4 years = 18%                     year 4 = 59%
                4 to 5 years = 17%                     year 5 = 76%
                5 to 6 years = 11%                     year 6 = 87%
                6 to 7 years =  5%                     year 7 = 92%
                7 to 8 years =  4%                     year 8 = 96%
                8 to 9 years =  3%                     year 9 = 99%
                9 to 10 years = 1%                    year 10 = 100%

I believe that a laddered portfolio of municipal bonds such as yours can usually outperform a single municipal bond investment, and that it can offer the additional benefits of convenience, diversification and more favorable balance of price risk and reinvestment risk. It is not possible to measure every individual bond from every conceivable starting and ending date against your fund, however, it is possible to make some comparison. On January 1, 1992 a representative yield for a $1 million (or more) national market block of AA rated municipal bonds maturing January 1, 1997 was 4.90%, according to Delphis Hanover Corporation. Let's assume an investor purchased such a municipal bond at that time and held it to maturity. On January 1, 1997, this investor's average annual total return from that bond would have been 4.68%, assuming reinvestment of the 1992 to 1996 interest payments at prevailing money market rates. The average annual return would have been 4.90% if the investor was somehow able to reinvest the interest payments at 4.90%. Your average annual total return on a purchase of up to $50,000 of Thornburg Limited Term Municipal Fund was 5.19% for the 5 year period ended January 1, 1997. Your fund return was higher if you made a larger quantity purchase. Of course, past performance is no guarantee of future results and returns may be higher or lower in the future.

Currently, Thornburg Limited Term Municipal Fund is the longest running mutual fund of any description to continuously receive a 5 star rating from Morningstar.* I would like to attribute this to capable execution of a thoroughly sensible investment strategy over time. Thank you for investing in Thornburg Limited Term Municipal Fund.


Sincerely,




Brian J. McMahon
Managing Director

* Morningstar propriety rating reflects historical risk adjusted performance as of 12/31/96. Ratings are subject to change every month. Funds with at least three years of performance history are assigned ratings from one star (lowest) to five star (highest). Morningstar ratings are calculated from the funds' three-, five-, and ten year average annual returns and a risk factor that reflects fund performance relative to three month Treasury bill returns. 10% of the funds in an investment category receive five stars, 22.5% receive four stars. Thornburg Limited Term Municipal Fund is ranked 4-stars for the 3 year period, 5-stars for the 5 year period, and 5-stars for the 10 year period ending 12/31/96. There were 340 bond funds with 3-year ratings, 193 bond funds with 5-year ratings and 119 with 10-year ratings in Morningstar's Municipal National category.

s t a t e m e n t  o f  a s s e t s  a n d  l i a b i l i t i e s

Thornburg Limited Term Municipal Fund, Inc. - National Portfolio
December 31, 1996
(unaudited)

ASSETS

Investments, at value (cost $915,407,429)                       $942,626,765
Cash                                                               1,499,330
Receivable for fund shares sold                                      609,548
Receivable for securities sold                                         5,106
Interest receivable                                               14,613,552
Prepaid expenses and other assets                                     93,379

                           TOTAL ASSETS                          959,447,680

LIABILITIES

Payable for securities purchased                                  54,155,576
Dividends payable                                                  1,177,288
Payable for fund shares redeemed                                   1,735,182
Accounts payable and accrued expenses                                514,631
Accounts payable investment adviser (Note 3)                         453,076

                           TOTAL LIABILITIES                      58,035,753


NET ASSETS                                                      $901,411,927

NET ASSET VALUE:

Class A Shares:
Net asset value and redemption price per share
($873,253,294 applicable to 64,927,937 shares of beneficial interest
 outstanding - Note 4)                                                 $13.45

Maximum sales charge, 2.50% of offering
price (2.57% of net asset value per share)                                .34

                         Maximum Offering Price Per Share              $13.79

Class C Shares:
Net asset value and offering price per share*
($18,648,380 applicable to 1,384,223 shares of beneficial interest
 outstanding - Note 4)                                                 $13.47

Class I Shares:
Net asset value, offering and redemption price per share
($9,510,253 applicable to 706,952 shares of beneficial interest
 outstanding - Note 4)                                                 $13.45

* Redemption price per share is equal to net asset value less any applicable contingent deferred sales charge. See notes to financial statements.

s t a t e m e n t  o f  o p e r a t i o n s

Thornburg Limited Term Municipal Fund, Inc. - National Portfolio
Six Month Period Ended December 31, 1996
(unaudited)

INVESTMENT INCOME
Interest income (net of premium amortized    $26,065,114
     of $1,196,848)


EXPENSES
Investment advisory fees (Note 3)                                 2,122,095
Administration Fees (Note 3)
    Class A Shares                                                  568,075
    Class C Shares                                                   10,912
    Class I Shares                                                    2,160
Distribution and service fees (Note 3):
    Class A Shares                                                1,136,150
    Class C Shares                                                   54,562
Transfer agent fees                                                 288,379
Custodian fees                                                      172,737
Accounting fees                                                      52,765
Professional fees                                                    51,685
Registration and filing fees                                         42,556
Other expenses                                                       62,291

           TOTAL EXPENSES                                         4,564,367
Less:
  Expenses reimbursed by investment adviser (Note 3)                (32,140)

           NET EXPENSES                                            4,532,227

           NET INVESTMENT INCOME                                   21,532,887


REALIZED AND UNREALIZED
GAIN ON INVESTMENTS - NOTE 5
Net realized gain on investments sold                                   75,241
Increase in unrealized appreciation of investments                   6,751,429
           NET REALIZED AND UNREALIZED
                  GAIN ON INVESTMENTS                                6,826,670

           NET INCREASE IN NET ASSETS RESULTING
                  FROM OPERATIONS                                  $28,359,557

See notes to financial statements.

s t a t e m e n t s  o f  c h a n g e s  i n  n e t  a s s e t s

Thornburg Limited Term Municipal Fund, Inc. - National Portfolio
(unaudited)

                                       Six Month Period         Year Ended
 Ended December 31, 1996                June  30, 1996         June 30,1996
-------------------------------------------------------------------------------
INCREASE (DECREASE) IN
NET ASSETS FROM:

OPERATIONS:
Net investment income                         $21,532,887          $43,559,816
Net realized gain (loss) on investments sold       75,241             (69,749)
Increase (Decrease) in
unrealized
     appreciation of investments                6,751,429          (1,545,063)

        NET INCREASE  IN NET ASSETS
        RESULTING FROM OPERATIONS              28,359,557           41,945,004
DIVIDENDS TO SHAREHOLDERS:
From net investment income

 Class A shares                               (20,951,776)        (43,028,755)
 Class B Shares                                    --                 (32,246)
 Class C Shares                                  (366,154)           (498,815)
 Class I Shares                                  (214,957)               --

FUND SHARE TRANSACTIONS-- (Note 4)

 Class A Shares                               (51,187,137)        (12,641,152)
 Class B Shares                                      --            (2,834,331)
 Class C Shares                                  2,578,374           9,590,852
 Class I Shares                                  9,415,263              --

NET DECREASE IN NET ASSETS                     (32,366,830)        (7,499,443)
NET ASSETS:
        Beginning of period                     933,778,757        941,278,200
        End of period                          $901,411,927       $933,778,757

See notes to financial statements.

n o t e s  t o  f i n a n c i a l  s t a t e m e n t s

Thornburg Limited Term Municipal Fund, Inc. - National Portfolio

Note 1 - ORGANIZATION

Thornburg Limited Term Municipal Fund, Inc. (the "Fund") was incorporated in Maryland on February 14, 1984. The Fund was reorganized in 1986 as a series investment company with separate investment portfolios. The current portfolios are as follows: National Portfolio (the "Portfolio") and California Portfolio. The Fund is an open-end diversified management investment company, registered under the Investment Company Act of 1940, as amended. The primary investment objective of the Fund is to obtain as high a level of current income exempt from federal income tax as is consistent with preservation of capital.

The Fund currently offers three classes of shares of beneficial interest in the portfolio, Class A, Class C and Institutional Class (Class I) shares. The Fund no longer offers Class B shares. Each class of shares of the Portfolio represents an interest in the same portfolio of investments of the Fund, except that (i) Class A shares are sold subject to a front-end sales charge collected at the time the shares are purchased and bear a service fee, (ii) Class B shares were sold at net asset value without a sales charge at the time of purchase, but were subject to a contingent deferred sales charge upon redemption, and bore both a service fee and a distribution fee, (iii) Class C shares are sold at net asset value without a sales charge at the time of purchase, but are subject to a contingent deferred sales charge upon redemption within one year, and bear both a service fee and a distribution fee, (iv) Class I shares are sold at net asset value without a sales charge at the time of purchase, and (v) the respective classes have different reinvestment privileges. Additionally, the Portfolio may allocate among its classes certain expenses, to the extent allowable to specific classes, including transfer agent fees, government registration fees, certain printing and postage costs, and administrative and legal expenses. Currently, class specific expenses of the Portfolio are limited to distribution fees, administrative fees and transfer agent expenses.


Note 2 - SIGNIFICANT  ACCOUNTING POLICIES

Significant accounting policies of the
Fund are as follows:

Valuation of Investments: In determining the net asset value of the Portfolio, the Fund utilizes an independent pricing service approved by the Board of Directors. Debt investment securities have a primary market over the counter and are valued on the basis of valuations furnished by the pricing service. The pricing service values portfolio securities at quoted bid prices or the yield equivalents when quotations are not readily available. Securities for which quotations are not readily available are valued at fair value as determined by the pricing service using methods which include consideration of yields or prices of municipal obligations of comparable quality, type of issue, coupon, maturity and rating; indications as to value from dealers and general market conditions. The valuation procedures used by the pricing service and the portfolio valuations received by the Portfolio are reviewed by the officers of the Fund under the general supervision of the Board of Directors. Short-term obligations having remaining maturities of 60 days or less are valued at amortized cost, which approximates market value.


Federal Income Taxes: It is the policy of the Fund to comply with the provisions of the Internal Revenue Code applicable to "regulated investment companies" and to distribute all of its taxable (if any) and tax exempt income to its shareholders. Therefore, no provision for Federal income tax is required. Dividends paid by the Portfolio for the period ended December 31, 1996 represent exempt interest dividends which are excludable by shareholders from gross income for Federal income tax purposes.

When-Issued and Delayed Delivery Transactions: The Fund may engage in when-issued or delayed delivery transactions. To the extent the Portfolio engages in such transactions, it will do so for the purpose of acquiring portfolio securities consistent with its investment objectives and not for the purpose of investment leverage or to speculate on interest rate changes. At the time the Fund makes a commitment to purchase a security for the portfolio on a when-issued basis, it will record the transaction and reflect the value in determining its net asset value. When effecting such transactions, assets of the Portfolio of an amount sufficient to make payment for the portfolio securities to be purchased will be segregated on the Portfolio's records on the trade date. Securities purchased on a when-issued or delayed delivery basis do not earn interest until the settlement date.

Dividends: Net investment income of the Portfolio is declared daily as a dividend on shares for which the Fund has received payment. Dividends are paid monthly and are reinvested in additional shares of the Portfolio at net asset value per share at the close of business on the dividend payment date, or at the shareholder's option, paid in cash. Net capital gains, to the extent available, will be distributed annually.


General: Securities transactions are accounted for on a trade date basis. Interest income is accrued as earned. Premiums and original issue discounts on securities purchased are amortized to call dates or maturity dates of the respective securities. Realized gains and losses from the sale of securities are recorded on an identified cost basis. Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.


Note 3 - INVESTMENT ADVISORY FEE AND OTHER TRANSACTIONS WITH AFFILIATES

Pursuant to an investment advisory agreement, Thornburg Management Company, Inc. (the "Adviser") serves as the investment adviser and performs services for which the fees are payable at the end of each month. For the period ending December 31, 1996, these fees were payable at annual rates ranging from 1/2 of 1% to 9/40 of 1% of the average daily net assets of the Portfolio. Also, the Portfolio entered into an Administrative Service Agreement with the Adviser, whereby the Adviser will perform certain administrative services for the shareholders of each class of the Portfolio's shares, and for which fees will be payable at an annual rate of up to 1/8 of 1% of the average daily net assets attributable to each class of shares.

In the event normal operating expenses of the Portfolio, exclusive of brokerage commissions, taxes, interest, and extraordinary expenses, exceed the limits prescribed by any state in which the Portfolio's shares are qualified for sale, the Adviser will reimburse the Portfolio for such excess. No such reimbursement was required as a result of this limitation. For the period ended December 31, 1996, the Adviser voluntarily reimbursed certain operating expenses amounting to $32,140. These expenses may be repaid to the Adviser by the Portfolio, however such repayment will depend upon the overall level of Portfolio expenses for the entire fiscal year ending June 30, 1997.

The Fund has an underwriting agreement with Thornburg Securities Corporation (the "Distributor"), which acts as the Distributor of Portfolio shares. For the period ended December 31, 1996, the Distributor earned commissions aggregating $61,442 from the sale of Class A shares, and collected contingent deferred sales charges aggregating $7,524 from redemptions of Class C shares of the Portfolio. Pursuant to a Service Plan under Rule 12b-1 of the Investment Company Act of 1940, the Fund may reimburse to the Adviser amounts not to exceed .25 of 1% per annum of the average net assets attributable to each class of shares of the Portfolio for payments made by the Adviser to securities dealers and other financial institutions to obtain various shareholder related services. The Adviser may pay out of its own funds additional expenses for distribution of the Portfolio's shares.

The Fund has also adopted a Distribution Plan pursuant to Rule 12b-1, applicable only to the Portfolio's Class C shares under which the Fund compensates the Distributor for services in promoting the sale of Class C shares of the Portfolio at an annual rate of up to .75% of the average daily net assets attributable to Class C shares. Total fees incurred by each class of shares of the Portfolio under their respective Service and Distribution Plans for the period ended December 31, 1996, are set forth in the statement of operations.

Certain officers and directors of the Fund are also officers and/or directors of the Adviser and Distributor. The compensation of unaffiliated directors of the Fund is borne by the Fund.

Note 4 - SHARES OF BENEFICIAL INTEREST

At December 31, 1996 there were 600,000,000 shares of the Fund (including 485,000,000 for the Portfolio) of $.001 par value common stock authorized, and capital paid in for the Portfolio aggregated $879,897,240. Transactions in shares of beneficial interest were as follows:

                                Six Month Period              Year Ended

                             Ended December 31, 1996        June 30, 1996
                             -----------------------        -------------

Class A Shares                 Shares      Amount        Shares       Amount
Shares sold                   3,202,991  $42,942,640   10,705,592  $144,174,891
Shares issued to shareholders
   in reinvestment of
   distributions              1,030,941   13,832,887    2,128,377    28,634,345
Shares repurchased          (8,051,873) (107,962,664)(13,781,715) (185,450,388)

Net Decrease                (3,817,941) ($51,187,137)   (947,746) ($12,641,152)

Class B Shares
Shares sold                      --          --            46,556     $623,905
Shares issued to shareholders
   in reinvestment of
   distributions                 --          --             1,871       25,134
Shares repurchased               --          --         (259,380)  (3,483,370)

Net Decrease                     --          --         (210,953) ($2,834,331)

Class C Shares
Shares sold                    396,983    $5,332,209   1,097,905  $14,807,056
Shares issued to shareholders
  in reinvestment of
  distributions                 22,862       307,259      31,748      427,775
Shares repurchased           (228,091)   (3,061,094)   (420,008)  (5,643,979)

Net Increase                   191,754    $2,578,374     709,645   $9,590,852

Class I Shares
Shares sold                    766,585   $10,214,243        --          --
Shares issued to shareholders
   in reinvestment of
   distributions                 9,759       131,020        --          --
Shares repurchased            (69,392)     (930,000)        --          --

Net Increase                   706,952    $9,415,263        --          --


Note 5 - INVESTMENT SECURITY TRANSACTIONS

Purchases and proceeds from maturities or sales of investment securities of the Portfolio other than short-term securities aggregated $121,375,562 and $123,797,519, respectively. The cost of investments for Federal income tax purposes is $916,061,579. At December 31, 1996, the aggregate gross unrealized appreciation and depreciation, based on cost for Federal income tax purposes were $28,375,382 and $1,156,046, respectively.

Accumulated net realized losses from security transactions included in net assets at December 31, 1996 aggregated $5,704,649. For Federal income tax purposes, the Portfolio has realized capital loss carryforwards of $4,648,000 from prior fiscal years available to offset future realized capital gains. To the extent that such carryforwards are used, no capital gains distributions will be made. The carryforwards expire as follows:

June 30, 1998 - $97,000, June 30,  1999 -  $304,000,  June 30, 2002 - $807,000,
June 30, 2003 - $602,000, and June 30, 2004 - $2,838,000.


f i n a n c i a l   h i g h l i g h t s

Thornburg Limited Term Municipal Fund, Inc. -  National Portfolio

Per share operating performance
(for a share outstanding
throughout the period)
                            Six Month Period
                            Ending December 31,            Year Ended June 30,
                                       1996    1996  1995   1994    1993   1992

                                    (unaudited)
Class of Shares:                         A       A     A      A       A      A

Net asset value, beginning of period $13.35  $13.37 $13.27 $13.59 $13.09 $12.83

Income  from  investment
operations:
Net investment income                   .31     .63    .64    .63    .68    .79

Net realized and unrealized
    gain (loss) on investments          .10    (.02)   .10   (.32)   .50    .26

Total from investment operations        .41     .61    .74    .31   1.18   1.05

Less dividends from:
    Net investment income              (.31)   (.63)  (.64)  (.63)  (.68) (.79)

Change in net asset value               .10    (.02)   .10   (.32)   .50   .26

Net asset value, end of period       $13.45  $13.35 $13.37 $13.27 $13.59 $13.09

Total return (a)                      3.11%   4.60%  5.76%  2.25% 9.24%   8.40%
Ratios/Supplemental Data Ratios to average net assets:
   Net investment income              4.61%(b)4.66%  4.86%  4.60% 5.03%   5.96%

Expenses                               .97%(b) .97%   .97%   .95% 1.01%   1.04%

Portfolio turnover rate              13.16%  20.60% 23.02% 15.63%19.30%  27.63%
Net assets
 at end of period (000) $873,253 $917,831 $931,987 $1,030,293 $895,500 $521,683

(a) Sales loads are not reflected in computing total return, which is not annualized for periods less than one year.
(b) Annualized.

Thornburg Limited Term Municipal Fund, Inc. -  National Portfolio

Per share operating performance
(for a share outstanding
throughout the period)                                              Period from
                                   Six Month Period Year Ended Sept. 1, 1994
(a)
                                  Ending December 31, June 30,    to June 30,
                                        1996           1996           1995
                                     (unaudited)
Class of Shares:                         C      I**    B*     C       B     C


Net asset value, beginning of period $13.37 $13.27 $13.38 $13.40 $13.29 $13.29

Income  from investment operations:
Net investment income                   .28    .33    .13    .57    .46    .46

Net realized and unrealized
    gain (loss) on investments          .10    .18    .05   (.03)   .09    .11

Total   from
investment operations                   .38    .51    .18    .54    .55    .57
Less dividends from:
    Net investment income              (.28)  (.33)  (.13)  (.57)  (.46)  (.46)
 Change in net asset value              .10    .18    .05   (.03)   .09    .11

Net asset value, end of period        13.47 $13.45 $13.43 $13.37 $13.38 $13.40

Total return (b)                      2.90%  3.86%  1.56%  4.05%  4.14%  4.25%

Ratios/Supplemental Data Ratios to average net assets:
   Net investment income          4.19%(c)4.97%(c)4.17%(c)4.22%4.24%(c)4.21%(c)

   Exp., after expense reductions 1.38%(c) .60%(c)1.59%(c)1.41%1.57%(c)1.60%(c)
   Exp., before expense reductions1.50%(c) .89%(c)2.01%(c)1.63%2.30%(c)1.84%(c)

Portfolio turnover rate             13.16%13.16% 20.60%   20.60% 23.02% 23.02%

Net assets
    at end of period (000)        $18,648$9,510    $0   $15,948 $2,823 $6,469

(a) Commencement of sales of Class B and Class C shares.
(b) Sales loads are not reflected in computing total return, which is not annualized for periods less than one year. The total return for Class B Shares reflects a period of 90 days.
(c) Annualized.
 * Period from July 1, 1995 to September 28, 1995, on which date all Class B shares were converted into Class A shares. ** Sales of Class I shares commenced on July 5, 1996.


s c h e d u l e  o f   i n v e s t m e n t s

Thornburg Limited Term Municipal Fund, Inc. - National Portfolio
December 31,  1996  CUSIPS:  Class A -  532-723-103,Class C - 532-723-509,
Class I 532-723-806
                    NASDAQ  Symbols:  Class A - LTMFX Class C -LTMCX


Principal                                                                                            Credit Rating+
Amount            Issuer-Description                                                                  Moody's/S&P      Value

Alabama       (1.73%)
$1,675,000 Alabama A&M University Housing & General Fee Revenue Series 1992, 5.90%
           due 11/1/02 (Living & Learning Center Project; Insured: MBIA)                                 Aaa/AAA   $1,790,659
  515,000  Alabama Higher Education Loan Corporation Student Loan Revenue
           Refunding Series 1994-A, 4.70% due 3/1/97 (Insured: FSA)                                      Aaa/AAA     515,819
  540,000  Alabama Higher Education Loan Corporation Student Loan Revenue
           Refunding Series 1994-A, 4.70% due 9/1/97 (Insured: FSA)                                      Aaa/AAA     543,316
2,250,000  Alabama Industrial Access Road & Bridge Corporation Capital Improvement
           Series 1991, 5.60% due 6/1/97                                                                 A1/NR     2,268,652
1,000,000  Alabama Water Pollution Control Authority Series 1991, 6.45% due 8/15/02
           (Insured: AMBAC)                                                                              Aaa/AAA   1,079,070
2,500,000  Birmingham Special Care Facility Finance Authority Revenue Series 1990,
           7.625% due 12/1/10, put 12/1/00 (Methodist Homes for the Aging Project;
           LOC: South Trust Bank)                                                                        A1/NR     2,691,125
1,550,000  Birmingham Jefferson Civic Center Authority Special Tax Series 1989, 7.20% due 1/1/01         A/A+      1,657,864
1,320,000  Birmingham Jefferson Civic Center Authority Special Tax, 6.90% due 1/1/98                     A/A+      1,349,396
1,495,000  Houston County Hospital Board Revenue Refunding Series 1984, 7.625% due 4/1/07, pre-refunded
           2/15/02 @ 100 (South East Alabama Medical Center Project; Insured: MBIA)                      Aaa/AAA   1,575,835
1,695,000  Montgomery County Revenue Warrants Series 1992, 6.625% due 4/1/02                             NR/A      1,825,498
  965,000  Morgan County-Decatur Healthcare Revenue, 5.40% due 3/1/00 (Decatur General Hospital
           Project; Insured: Connie Lee)                                                                 NR/AAA      990,592
Alaska     (1.14%)
2,500,000  North Slope Borough G.O. Refunding Series 1992-A, 5.80% due 6/30/02 (Insured: MBIA)           Aaa/AAA   2,650,425
2,500,000  North Slope Borough G.O. Capital Appreciation Series B, 0% due 1/1/99 (Insured: MBIA)         Aaa/AAA   2,290,250
7,000,000  North Slope Borough G.O. Capital Appreciation Series B, 0% due 1/1/01 (Insured: MBIA)         Aaa/AAA   5,797,050
Arizona    (3.31%)
5,250,000  Arizona Educational Loan Marketing Corporation Revenue, Series 1992-A, 6.40% due 3/1/98       A/NR      5,385,398
1,250,000  Arizona Educational Loan Marketing Corporation Revenue, Series 1992-A, 6.70% due 3/1/00       A/NR      1,316,275
1,600,000  Arizona State Certificate of Participation Series 1994-A, 5.45% due 5/1/98 (Insured: AMBAC) Aaa/AAA     1,628,272
2,320,000  Arizona Municipal Finance Program Certificate of Participation Series 15, 8.65% due 8/1/04
           (Flagstaff Project; Insured: BIG)                                                             Aaa/AAA   2,875,849
1,255,000  Maricopa Hospital District General Obligation Series A, 5.00% due 6/1/98 (Insured: FGIC)      Aaa/AAA   1,275,544
1,550,000  Maricopa County School District # 8 Series 1992, 0% due 7/1/99
           (Osborn Elementary School District Project)                                                   A1/A      1,393,776
3,800,000  Maricopa School District # 41 - Gilbert General Obligation, 0% due 7/1/01 (Insured: FGIC)     Aaa/AAA   3,098,102
2,000,000  Maricopa County Unified School District # 41 Refunding, 0% due 7/1/97 (Insured: FGIC)         Aaa/AAA   1,962,860
2,000,000  Maricopa County/Paradise Valley Unified School District General Obligation
           Refunding Series 1992, 0% due 7/1/01 (Insured: AMBAC)                                         Aaa/AAA   1,630,580
2,980,000  Maricopa County Unified School District # 97, 0% due 7/1/97 (Insured: FGIC)                   Aaa/AAA   2,924,661
1,390,000  Maricopa County Unified School District # 97, 0% due 7/1/98 (Insured: FGIC)                   Aaa/AAA   1,307,128
  710,000  Mohave County Certificate of Participation, 4.90% due 7/1/98                                  NR/BBB      705,555
  730,000  Mohave County Certificate of Participation, 5.10% due 7/1/99                                  NR/BBB      721,758
2,000,000  Pima County/Tucson Unified School District # 1 School Improvement Series 1992-D,
           5.50% due 7/1/02 (Insured: FGIC)                                                              Aaa/AAA   2,097,480
   80,457  Scottsdale IDA Hospital Revenue Refunding Series A, Amortizing Coupon
           M-COATES, 7.50% final due 9/1/97 (Scottsdale Memorial Hospital Project)                       Aaa*/AAA*    83,410
  175,000  South Tucson Municipal Property Corporation Series 1990, 8.20% due 6/1/99                     NR/BB       180,796
  175,000  South Tucson Municipal Property Corporation Series 1990, 8.25% due 6/1/00                     NR/BB       182,346
1,290,000  Tempe General Obligation Series 1993-A, 0% due 7/1/99                                         Aa/AA+    1,161,968
1,200,000  Tucson Water System Revenue Refunding Series 1992, 5.80% due 7/1/99                           A1/A+     1,245,120
Arkansas       (.08%)
1,000,000  Arkansas State General Obligation College Savings, 0% due 6/1/02                              Aa/AA       777,110
California (15.08%)
1,000,000  California Health Facilities Financing Authority Series A, 7.40% due 7/1/01
           (Episcopal Homes Project; Insured: California Mortgage Insurance)                             NR/A      1,054,480
7,440,000  California Health Facilities Financing Authority Series 1991-D, 6.50%
           pre-refunded 7/1/01 @ 102 (Catholic Health Care Project; Insured: AMBAC)                      Aaa/AAA   8,197,169
2,155,000  California Public Capital Improvement Finance Authority Revenue Series
           1988-E, 8.25% due 3/1/98                                                                      Baa/NR    2,240,144
2,000,000  California State General Obligation, 6.50% due 10/1/99                                        A1/A      2,121,860
1,225,000  California Statewide Communities Development Authority Insured Health
           Facilities Revenue Certificate of Participation Series 1992, 6.40% due 5/1/02
           (Eskaton Properties Inc. Phase II Project)                                                    NR/A      1,278,116
1,100,000  California Statewide Communities Development Authority Certificate of
           Participation, 3.11% (inverse floater) due 1/1/02 (Motion Picture & Television
           Fund Project; Insured: AMBAC)                                                                 Aaa/AAA     993,124
1,905,000  Chula Vista Multifamily Housing Refunding Revenue Series 1985, 5.75%
           due 11/1/07, mandatory put 11/1/97 (Eucalyptus Grove Project; Insured:
           Continental Insurance Co.)                                                                    NR/A+     1,909,420
  910,000  Fairfield-Suisun Sewer District Revenue Refunding Series A, 6.50% due 5/1/03
           (Insued: MBIA)                                                                                Aaa/AAA     994,848
7,730,000  Glendale Hospital Revenue Series 1994, 7.625% due 1/1/05
           (Verdugo Hills Project; Surety Bond: Industrial Indemnity)                                    NR/A+     8,462,417
1,000,000  Lancaster Redevelopment Agency Lease Revenue Notes Series 1995, 4.90% due 12/1/00
           (LOC: Sumitomo Bank / Dai Ichi Kangyo Bank)                                                   NR/SP1      991,750
5,710,000  Los Angeles Water and Power, 7.10% due 1/15/31, crossover refunded 1/15/01 @102               Aa/AA-    6,359,912
1,500,000  Los Angeles Unified School District Certificate of Participation, 6.20% due 6/1/01
           (Dr. Francisco Bravo Medical Project)                                                         A/A-      1,586,520
1,400,000  Los Angeles Wastewater System Revenue, 6.80% pre-refunded 8/1/98 @102                         AAA/A     1,491,686
2,000,000  Los Angeles County Certificate of Participation Mobile Digital Communications,
           7.70% due 7/15/01                                                                             Baa1/BBB+ 2,043,160
1,485,000  Los Angeles County Health Facilities Authority Rev., 7.20% due 3/1/01
           refunded 3/1/98 (Civic View Medical Center Project)                                           AAA+/A    1,571,382
1,050,000  Los Angeles County Certificate of Participation Series B, 5.50% due 7/1/98                    A1/A+     1,068,270
1,000,000  Los Angeles Transit Finance Corporation Certificate of Participation
           Series 1992-B, 5.70% due 7/1/99                                                               A1/A+     1,027,130
1,995,000  Los Angeles Transportation Commission Certificate of Participation, 5.90% due 7/1/00          A1/A+     2,066,241
2,500,000  Los Angeles Transportation Commission Certificate of Participation, 6.00% due 7/1/01          A1/A+     2,609,850
2,000,000  MSR Public Power Agency Series 1987-C, 6.70% due 7/1/02                                       A/A       2,044,300
1,500,000  MSR Public Power Agency Series F, 5.45% due 7/1/01
           (San Juan Project; Insured: AMBAC)                                                            Aaa/AAA   1,565,535
  265,000  New Haven Unified School District Certificate of Participation, 7.00% due 12/1/99             NR/A-       281,838
2,500,000  Orange County Refunding Recovery, 5.10% due 6/1/02 (Insured: MBIA)                            Aaa/AAA   2,569,000
4,000,000  Orange County Refunding Recovery, 5.20% due 6/1/03 (Insured: MBIA)                            Aaa/AAA   4,136,600
7,600,000  Orange County Refunding Recovery, 6.50% due 6/1/04 (Insured: MBIA)                            Aaa/AAA   8,452,948
5,200,000  Orange County Refunding Recovery, 6.50% due 6/1/05 (Insured: MBIA)                            Aaa/AAA   5,809,752
1,000,000  Orange County Local Transportation Measure "M" Sales Tax Revenue, 5.50% due 2/15/01           Aa/AA     1,037,950
8,300,000  Orange County Local Transportation Authority Sales Tax Revenue, 2.60%
           (inverse floater) due 2/15/99 (Insured: FGIC)                                                 Aaa/AAA   8,053,905
13,000,000 Orange County Recovery Certificate of Participation Series A, 5.50% due 7/1/02 (Insured: MBIA)Aaa/AAA13,587,860
2,000,000  Orange County Special Financing Authority Teeter Plan Revenue Series E, 6.15%
           due 11/1/14, put 11/1/99 (LOC: Industrial Bank of Japan)                                      A1/A+     2,056,980
5,000,000  Orange County Special Financing Authority Teeter Plan Revenue Series E, 6.35%
           due 11/1/14, put 11/1/01 (LOC: Industrial Bank of Japan)                                      A1/A+     5,107,650
2,475,000  Oxnard Harbor District Revenue Refunding, 6.60% due 8/1/00 (Insured: Capital Guaranty)        Aaa/AAA   2,601,745
2,855,000  Redwood City Multifamily Housing Revenue Series 1985-B, 5.20% due 10/1/08,
           put 10/1/00 (Redwood Shores Apartment Project; LOC: Continental Casualty)                     NR/A+     2,854,772
2,100,000  San Joaquin County Certificate of Participation, 5.50% due 9/1/99
           (General Hospital Project)                                                                    A/A-      2,130,471
2,000,000  San Marcos PFA Tax Allocation Series 1992-A, 5.60% due 1/1/01
           (Insured: Capital Guaranty) Escrowed to Maturity                                              Aaa/AAA   2,096,860
1,310,000  San Marcos PFA Custodial Receipts Revenue, 0% due 7/1/98, Escrowed to Maturity                Aaa/NR    1,230,090
1,990,000  San Marcos PFA Custodial Receipts Revenue, 0% due 3/1/99, Escrowed to Maturity                Aaa/NR    1,812,273
1,990,000  San Marcos PFA Custodial Receipts Revenue, 0% due 9/1/99, Escrowed to Maturity                Aaa/NR    1,771,478
1,995,000  San Marcos PFA Custodial Receipts Revenue, 0% due 3/1/00, Escrowed to Maturity                Aaa/NR    1,730,623
4,180,000  Santa Margarita / Dana Point Authority Revenue Improvement District Series A,
           9.50% due 8/1/03 (Insured: MBIA)                                                              Aaa/AAA   5,293,134
6,035,000  Simi Valley Community Development Agency Certificate of Participation,
           6.05% due 10/1/18, mandatory put 10/1/99 (Simi Valley Business Center
           Project; Insured: New England Mutual Life)                                                    NR/AA-    6,299,333
1,000,000  Sonoma County Certificate of Participation Public Works Improvement Program,
           5.875% due 8/1/04 (Integrated Waste Project)                                                  NR/A+     1,039,650
2,000,000  Southgate Recreation & Park District Certificate of Participation, 5.15% due 10/1/21, put
           10/1/01 (Wildhawk Golf Club Project; LOC: U.S. Bank of California)                            NR/A+     2,040,320
1,300,000  University of California Regents Certificate of Participation Series 1996-A,
           5.00% due 6/1/99 (Various Capital Projects; Insured: MBIA)                                    Aaa/AAA   1,326,312
1,300,000  University of California Regents Certificate of Participation Series 1996-A,
           5.15% due 6/1/00 (Various Capital Projects; Insured: MBIA)                                    Aaa/AAA   1,333,475
1,400,000  University of California Regents Certificate of Participation Series 1996-A,
           5.25% due 6/1/01 (Various Capital Projects; Insured: MBIA)                                    Aaa/AAA   1,444,408
1,400,000  University of California Regents Certificate of Participation Series 1996-A,
           5.15% due 9/1/00 (Various Capital Projects; Insured: MBIA)                                    Aaa/AAA   1,438,458
1,500,000  University of California Regents Certificate of Participation Series 1996-A,
           5.25% due 9/1/01 (Various Capital Projects; Insured: MBIA)                                    Aaa/AAA   1,549,965
  510,000  University of California Revenue Series A, 11.00% due 9/1/99                                  NR/A-       593,339
  780,000  University of California Revenue Series A, 6.30% due 9/1/00                                   NR/A-       823,407
Colorado   (5.30%)
  500,000  Arvada Limited Sales & Use Tax Series 1991, 6.50% due 6/1/01, Escrowed to Maturity            Aaa*/NR     537,555
2,355,000  Boulder Urban Renewal Authority Tax Increment Refunding Series 1992, 5.90%
           due 3/1/01 (Insured: MBIA)                                                                    Aaa/AAA   2,479,438
1,465,000  Boulder Urban Renewal Authority Tax Increment Refunding Series 1992, 6.00%
           due 3/1/02 (Insured: MBIA)                                                                    Aaa/AAA   1,542,997
   10,000  Boulder County Single Family Revenue Series 1982-A, 10.00% due 5/1/98                         NR/CCC        9,513
  385,000  Boulder County Single Family Revenue Series 1982-A, 10.00% due 11/1/98                        NR/CCC      363,713
  390,000  Boulder County Single Family Revenue Series 1982-A, 10.00% due 11/1/99                        NR/CCC      361,401
  490,000  Castle Pines Metropolitan District General Obligation Refunding & Improvement,
           7.50% due 12/1/99 (Insured: FSA)                                                              Aaa/AAA     532,875
2,000,000  Colorado Housing Finance Authority Capital Appreciation Series A, 0% due 11/1/01              Aa/AA+    1,529,260
1,000,000  Colorado Certificate of Participation, 4.75% due 5/1/97 (Insured: AMBAC)                      Aaa/AAA   1,004,170
  885,000  Colorado Student Loan Authority Revenue, 6.625% due 6/1/99                                    A/NR        925,816
1,140,000  Colorado Student Loan Revenue Series 1992-B, 6.20% due 9/1/98                                 A/NR      1,172,809
  855,000  Colorado Student Loan Revenue Series 1992-B, 6.40% due 9/1/99                                 A/NR        892,269
3,405,000  Colorado Student Loan Revenue Series 1992-B, 6.55% due 12/1/02                                A/NR      3,623,907
2,490,000  Colorado Student Obligation Bond Authority Revenue Series 1992-F, 5.90% due 9/1/02            A/NR      2,571,921
3,230,000  Colorado Student Obligation Bond Authority Revenue Series 1994-L, 5.90% due 9/1/00            A/NR      3,356,713
  890,000  Denver Housing Corporation Revenue, 7.20% due 10/1/04 (HUD Section 8)                         A/NR        903,270
1,080,000  Denver City & County Industrial Development Revenue, 7.40% due 3/1/03                         NR/BBB+   1,177,664
           (University of Denver Project)
1,155,000  Denver City & County Industrial Development Revenue, 7.50% due 3/1/04
           (University of Denver Project)                                                                NR/BBB+   1,258,950
1,185,000  Denver City & County Industrial Development Revenue, 7.60% due 3/1/05
           (University of Denver Project)                                                                NR/BBB+   1,288,379
3,500,000  Denver City & County Industrial Development Revenue, 5.375% due 7/1/11, put 7/1/00
           (Translogic Corporation Project; LOC: Commerzbank)                                            NR/AA-    3,514,945
  405,000  Denver City & County Industrial Development Revenue Series 1985, 6.40% due 6/1/10,
           put 6/1/99 (4999 Ltd. Project; LOC: Central Bank National Association)                        NR/A+       423,926
2,335,000  Denver School District #1 Certificate of Participation Series 1996, 5.25% due 12/15/01
           (Insured: AMBAC)                                                                              Aaa/AAA   2,411,962
2,460,000  Denver School District #1 Certificate of Participation Series 1996, 5.50% due 12/15/02
           (Insured: AMBAC)                                                                              Aaa/AAA   2,574,144
2,175,000  Highlands Ranch Metro District #2 General Obligation, 6.00% due 6/15/04 (Insured: FSA)        Aaa/AAA   2,358,157
2,800,000  Jefferson County Industrial Development Refunding Revenue Series 1993,
           4.60% due 12/1/97 (Dayton Hudson Project)                                                     NR/BBB+   2,791,461
2,000,000  Summit County Recreational Facilities Revenue, 5.80% due 4/1/17, put 10/1/98
           (Copper Mountain Project; LOC: Daiwa Bank)                                                    NR/BBB    1,982,040
1,000,000  University of Colorado Certificate of Participation, 7.10% due 12/1/99                        A/NR      1,073,520
1,750,000  Westminster MFHR, 7.75% due 12/1/07, put 12/1/98 (Green Lawn Apartments
           Project; Insured: FGIC)                                                                       Aaa/AAA   1,777,475
2,725,000  Westminster Multifamily Housing Revenue series 1995, 5.95% due
           9/1/15, put 9/1/06 (Semper Village Apartments; Insured A.X.A. Re/U.K.)                        NR/AA     2,804,052
1,245,000  Westminster Sales & Use Tax Revenue Refunding Series 1996, 5.50% due 12/1/00                  NR/AA     1,292,820
1,350,000  Westminster Sales & Use Tax Revenue Refunding Series 1996, 5.50% due 12/1/01                  NR/AA     1,406,484
Connecticut(2.53%)
1,710,000  Bristol Resource Recovery Facility Solid Waste
           Revenue Refunding Series 1995, 5.20% due 7/1/97 (Ogden Martin of Bristol Project)             A/NR      1,714,839
2,290,000  Bristol Resource Recovery Facility Solid Waste
           Revenue Refunding Series 1995, 5.40% due 7/1/98 (Ogden Martin of Bristol Project)             A/NR      2,308,343
1,045,000  Capital Region Education Council, 6.375% due 10/15/05                                         NR/BBB    1,038,981
1,000,000  Connecticut Housing Finance Authority Series 1988-B, 6.90% due 11/15/98                       Aa/AA     1,026,250
  565,000  Connecticut Housing Finance Authority Series B1, 7.55% due 11/15/08 (LOC: FHA/VA)             Aa/AA       567,413
  700,000  Connecticut Resource Recovery Authority, 7.125% due 11/15/08 (Wallingford Project;
           LOC: National Westminister)                                                                   Aa2/AA      723,758
10,000,000 Connecticut Unemployment Compensation Advance Fund Refunding Revenue Series 1996-A,
           5.50% due 5/15/01 (Insured AMBAC)                                                            Aaa/AAA   10,416,500
1,000,000  Connecticut Special Tax Obligation Revenue Series C, 7.40%
           due 10/1/04, pre-refunded 10/1/98                                                             NR/AAA    1,077,790
5,540,000  Connecticut State Special Tax Obligation Series 1989-B, 0% due 7/1/99
           (Transportation Infrastructure Project; Insured: AMBAC)                                       Aaa/AAA   4,977,358
Delaware   (.17%)
1,500,000  Delaware Solid Waste System Revenue, 6.00% due 7/1/03 (Insured: MBIA)                         Aaa/AAA   1,615,005
District of Columbia (1.81%)
1,000,000  District of Columbia General Obligation 1986 Series A, 7.60% due 6/1/00, pre-refunded 6/1/97 Aaa*/B     1,030,760
1,000,000  District of Columbia General Obligation 1988 Series A, 7.65% due 12/1/03 (Insured: MBIA)      Aaa/AAA   1,085,110
1,505,000  District of Columbia General Obligation Capital Appreciation Refunding,
           0% due 6/1/02 (Insured: MBIA)                                                                 Aaa/AAA   1,153,583
3,380,000  District of Columbia General Obligation 1994 Series A-3, 4.90% due 6/1/00                     Ba/B      3,342,888
1,500,000  District of Columbia General Obligation Refunding Series A, 5.30% due 6/1/00                  Ba/B      1,502,250
2,000,000  District of Columbia General Obligation Refunding Series A, 5.50% due 6/1/01 (Insured: FSA)   Aaa/AAA   2,063,060
4,000,000  District of Columbia Certificate of Participation Series 1993, 6.875% due 1/1/03              NR/B-     4,097,440
1,000,000  District of Columbia Revenue, 6.00% due 7/15/03 (Children's Hospital Project; Insured: FGIC) Aaa/AAA    1,059,680
1,330,000  District of Columbia Revenue, 6.00% due 8/15/05 (Medlantic Healthcare Project; Insured: MBIA) Aaa/AAA   1,424,071
  275,000  District of Columbia Association of American Medical College, 7.20% due 2/15/01               NR/AA-      297,897
   25,000  District of Columbia Health Revenue Assoc. of American Medical Colleges, 0% due 2/15/02       NR/AA-       17,758
Florida    (3.12%)
  550,000  Brevard County Tourist Development Tax Revenue, 6.325% due 3/1/03 (Florida Marlins'
           Training Facilities) (Nova University Project) Escrowed to Maturity                           NR/NR       565,339
  620,000  Cape Coral Special Assessment, 6.50% due 7/1/98 (Insured: MBIA)                               Aaa/AAA     640,981
3,000,000  Collier County School Board Certificates of Participation, 5.50% due 2/15/03 (Insured: FSA)   Aaa/AAA   3,122,760
5,000,000  Dade County Solid Waste System Special Obligation Revenue, 5.25% due 10/1/03
           (Insured: AMBAC)                                                                              Aaa/AAA   5,158,300
6,590,000  Dade County Housing Finance Authority Multifamily Mortgage Revenue Series 1985-A,
           4.60% due 1/1/15, put 1/1/99 (Gulf View Apartments Project; LOC: Sumitomo & Credit Suisse)    NR/AAA    6,603,575
3,000,000  Florida Housing Finance Authority Multifamily Housing Revenue, 5.10% due 4/1/13, put
           4/1/02 (Park Colony Project; LOC: Mellon Bank)                                                NR/A+     3,026,550
3,000,000  Florida Housing Finance Authority Series 1983-I, 4.85% due 12/1/05, put 12/1/99
           (Wood Forest Project; LOC: Connecticut General)                                               NR/AA     3,015,420
  770,000  Florida Housing Finance Authority Series 1983-I, 4.85% due 12/1/05, put 12/1/99
           (Wood Forest Project; LOC: Connecticut General)                                               NR/AA       777,970
  760,000  Florida Housing Finance Authority Capital Appreciation Residential
           Mortgage Revenue, 0% due 7/15/01 (LOC: Citibank)                                              NR/AA       471,489
1,500,000  Florida Housing Finance Agency Revenue, 6.25% due 12/1/06
           (Hammocks Place Project)                                                                      NR/AAA    1,568,415
1,000,000  Lee County School Board Certificate of Participation, 6.20% due 8/1/00 (Insured: FSA)         Aaa/AAA   1,050,710
1,195,000  Lee County School Board Certificate of Participation, 6.30% due 8/1/01 (Insured: FSA)         Aaa/AAA   1,284,159
  665,000  Martin County Combined Special Assessment Series 1990-A, 8.125% due 3/1/01                    NR/NR       733,036
  445,000  North Broward Hospital Revenue, 5.80% due 1/1/00 (Insured: MBIA)                              Aaa/AAA     463,472
  940,000  Palm Beach County Industrial Development Revenue Series 1996, 6.00% due 12/1/06
           (Lourdes-Noreen McKeen Residence for Geriatric Care Project; LOC: Allied Irish Bank)          NR/A+       974,056
Georgia    (.95%)
2,930,000  Augusta Housing Authority MFHR Series 1992, 5.50% due 4/1/05, put 4/1/97
           (Stevens Creek Commons Project; LOC: Federal Home Loan Bank)                                  NR/AAA    2,945,441
1,590,000  Burke County Development Authority Pollution Control Revenue, 6.25% due 1/1/03
           (Insured: MBIA)                                                                               Aaa/AAA   1,714,895
3,250,000  DeKalb County Multi-family Housing Revenue Series 1985-G, 5.50% due 7/15/07,
           put 7/15/97 (DeKalb Crossing Project; Insured: Continental Casualty)                          NR/A+     3,255,103
1,000,000  Gwinnett County Dev Auth Rev, 6.95% due 6/1/01 (Mead Corp. Project) Escrowed to Maurity       NR/AAA*   1,052,910
Hawaii        (1.12%)
6,000,000  Hawaii State Refunding Series CB, 5.00% due 1/1/00                                            Aa/AA     6,125,520
2,000,000  Hawaii Airport System Revenue Refunding, 5.10% due 7/1/99 (Insured: MBIA)                     Aaa/AAA   2,043,720
  840,000  Hawaii State Department Budget & Finance Special Purpose Mortgage
           Revenue, 7.125% due 7/1/98 (Wahiawa General Hospital Project)                                 NR/BBB-     861,403
1,500,000  Hawaii State Department Budget & Finance Special Purpose Mortgage
           Revenue, 5.70% due 7/1/03 (Kapiolani Health Care System Project)                              A/A       1,545,090
Idaho      (.61%)
  589,286  Boise Industrial Development Corporation IDRB Series 1985, 10.816% due 8/29/00
           (Associated Dairies Project; Guaranteed: Chemical Bank)                                       A2*/A*      589,350
4,980,000  Idaho Falls Electric Revenue Refunding, 0% due 4/1/00 (Insured: FGIC)                         Aaa/AAA   4,291,664
  820,000  Idaho Student Loan Marketing Association Refunding Revenue Series 1992,
           6.40% due 10/1/99                                                                             NR/NR       836,605
Illinois   (1.24%)
3,350,000  Cook County Community Unified School District #401 Series 1996, 0% due 12/103
           (Insured: FSA)                                                                                Aaa/AAA   2,390,325
1,455,000  Cook County Community College District 508 COP, 7.70% due 1/1/97 (Insured: FGIC)              Aaa/AAA   1,455,000
1,800,000  Cook County Community College District 508 COP, 8.50% due 1/1/02 (Insured: FGIC)              Aaa/AAA   2,101,122
1,000,000  Hoffman Estates Tax Increment Revenue, 7.00% due 11/15/97 (Hoffman
           Estates Economic Development Project; LOC: Union Bank of Switzerland)                         Aaa/AAA   1,025,770
2,000,000  Illinois Health Facilities Authority Revenue Series 1992, 7.00% due 7/1/02
           (Trinity Medical Center Project)                                                              Baa1/NR   2,061,900
1,000,000  Illinois Health Facilities Authority Revenue Series 1993-A, 7.875% due 8/15/05
           (Community Provider Pooled Loan Program Project)                                              NR/NR     1,040,400
1,575,000  Winnebago & Boone Counties School District # 205 G.O., 7.00% due 2/1/98 (Insured: FSA)        NR/AAA    1,629,495
Indiana    (4.05%)
1,195,000  Columbus School Building Corporation, 5.50% due 1/15/01 (Insured: MBIA)                       Aaa/AAA   1,240,004
1,255,000  Columbus School Building Corporation, 5.50% due 1/15/02 (Insured: MBIA)                       Aaa/AAA   1,305,150
  895,000  Gary Indiana Judgement Funding General Obligation, 6.60% due 6/15/99                          NR/NR       925,296
  570,000  Gary Indiana Judgement Funding General Obligation, 6.60% due 12/15/99                         NR/NR       592,469
2,000,000  Indiana Bond Bank Series B, 7.25% due 2/1/01 (Special Loan Program)                           A/A       2,094,000
1,120,000  Indiana Bond Bank Special Program Series 1992-B, 5.60% due 8/1/99                             NR/A      1,154,922
1,000,000  Indiana Bond Bank State Revolving Fund Guaranty Revenue Series 1993-A,
           5.30% due 2/1/99                                                                              NR/A      1,020,690
2,640,000  Indiana Bond Bank State Revolving Fund Guaranty Revenue Series 1993-A,
           5.50% due 2/1/00                                                                              NR/A      2,715,874
3,000,000  Indiana Health Facilities Hospital Revenue, 8.30% due 8/15/20, pre-refunded 8/15/00 @102
           (Hancock Memorial Project)                                                                    NR/AAA    3,422,970
1,500,000  Indiana Health Facilities Revenue, 5.55% due 7/1/01
           (Marion General Hospital Project; Insured: MBIA)                                              Aaa/AAA   1,559,805
  500,000  Indianapolis Economic Development Revenue, 8.625% due 12/1/07, put 12/1/97
           (Suncrest Project; FNMA Collateralized)                                                       NR/AAA      522,660
6,200,000  Indianapolis Ind Local Public Improvement Bond Bank Trans Rev Series 1996,
           6.00% due 1/10/01                                                                             NR/NR     6,289,528
1,220,000  Indianapolis Ind Local Public Improvement Bond Bank Trans Rev, 0% due 7/1/05                  Aa/AA-      787,290
1,240,000  Indianapolis Ind Local Public Improvement Bond Bank Trans Rev, 0% due 7/1/06                  Aa/AA-      752,308
10,000,000 Jasper County Pollution Control Revenue Series 1994-C, 5.10% due 4/1/19, put
           1/2/97 daily demand notes (LOC: United Bank of Switzerland)                                   Aaa/VMIG1 10,000,000
1,645,000  Logansport Multi-Purpose School Building Corporation First Mortgage
           Refunding Series 1992, 5.50% due 7/1/01                                                       NR/A      1,703,891
1,000,000  Purdue University Certificates of Participation Series 1996, 4.65% due 7/1/02                 Aa2/AA-     995,930
1,100,000  Purdue University Certificates of Participation Series 1996, 4.75% due 7/1/03                 Aa2/AA-   1,098,724
Iowa       (1.51%)
  500,000  Davenport Hospital Revenue Series A, 6.90% due 7/1/99 (St. Luke's
           Hospital Project; Insured: AMBAC)                                                             Aaa/AAA     530,750
1,225,000  Des Moines Hospital Revenue Refunding Series 1996-A, 6.25% due 11/15/04
           (Des Moines General Hospital Project; LOC: Norwest)                                           Aa2/NR    1,316,140
  500,000  Iowa Higher Educational Loan Facilities Authority, 5.50% due 8/1/02 (Insured: MBIA)           Aaa/AAA     500,790
1,500,000  Iowa Certificate of Participation, 6.10% due 7/1/01 (Insured: AMBAC)                          Aaa/AAA   1,589,895
2,000,000  Iowa Student Loan Liquidity Corporation Student Loan Revenue 1991
           Series C, 6.80% due 12/1/02                                                                   Aaa/AAA   2,145,500
  750,000  Iowa Student Loan Liquidity Corporation Student Loan Revenue
           Series A, 6.35% due 3/1/01                                                                    Aa1/NR      780,735
2,600,000  Marion Commercial Development Revenue Refunding Series 1991-A, 7.25% due 1/1/14,
           put 7/1/02 (Collins Road Project; Insured: Trygg-Hansa)                                       NR/A+     2,765,412
4,445,000  Muscatine Electric Revenue Refunding Series 1992, 5.40% due 1/1/00 (Insured: AMBAC)           Aaa/AAA   4,585,018
Kansas     (.91%)
1,000,000  Kansas City Industrial Revenue Series 12/1/84, 7.20% due 12/1/04
           (Ash Grove Cement Project)                                                                    Aa2/NR    1,034,050
2,000,000  Lenexa Industrial Revenue Series 8/1/83, 9.50% due 8/1/98 (J.C. Nichols Co. Project)          NR/NR     2,138,020
   10,000  Olathe Single Family Mortgage Revenue Series A, 9.375% due 11/1/00                            NR/A         10,251
1,000,000  Sedwick County Unified School District No. 265, 8.20% due 10/1/03 (Insured: FSA)              Aaa/AAA   1,205,660
4,025,000  Topeka Multifamily Housing Revenue Refunding Series 1991-A, 7.25%
           due 4/1/21, put 4/1/02 (Fleming Court Project; Insured: Trygg-Hansa)                          NR/A+     4,220,213
Kentucky   (.80%)
4,500,000  Jefferson County Insured Hospital Revenue Series 1992, 7.77% (inverse floater)
           due 10/1/02 (Alliant Health Systems; Insured: MBIA)                                           Aaa/AAA   5,085,000
2,350,000  Paintsville First Mortgage Revenue Series 1991, 8.50% due 9/1/03
           (Paul B. Hall Medical Center Project; Guaranteed: Health Management Associates)               NR/NR     2,497,016
Louisiana  (4.25%)
2,020,000  East Baton Rouge Parish Public Improv. Sales Tax Series 1993-A, 8.00%
           due 2/1/00 (Insured: FGIC)                                                                    Aaa/AAA   2,227,434
2,165,000  East Baton Rouge Parish Public Improv. Sales Tax Series 1993-A, 8.00%
           due 2/1/01 (Insured: FGIC)                                                                    Aaa/AAA   2,441,211
1,100,000  Louisiana Public Facilities Authority Hospital Revenue & Refunding, 1.65%
           (inverse floater) due 7/1/97 (St. Francis Medical Center Project; Insured: FSA)               Aaa/AAA   1,088,901
1,000,000  Louisiana Public Facilities Authority Hospital Revenue & Refunding, 2.15%
           (inverse floater) due 7/1/98 (St. Francis Medical Center Project; Insured: FSA)               Aaa/AAA     973,810
1,200,000  Louisiana Public Facilities Authority Hospital Revenue & Refunding, 2.45%
           (inverse floater) due 7/1/99 (St. Francis Medical Center Project; Insured: FSA)               Aaa/AAA   1,153,860
1,100,000  Louisiana Public Facilities Authority Hospital Revenue & Refunding, 2.70%
           (inverse floater) due 7/1/00 (St. Francis Medical Center Project; Insured: FSA)               Aaa/AAA   1,036,893
1,300,000  Louisiana Public Facilities Authority Hospital Revenue & Refunding, 2.90%
           (inverse floater) due 7/1/01 (St. Francis Medical Center Project; Insured: FSA)               Aaa/AAA   1,198,132
3,000,000  Louisiana PFA MFHR Series 1991, 6.00% due 7/1/07, put 7/1/97
           (Riverview Villas Project; Guaranteed: Connecticut General Life)                              NR/AA     3,006,570
3,000,000  Louisiana PFA Student Loan Revenue Series A-1, 5.90% due 3/1/99                               Aaa/NR    3,068,760
2,250,000  Louisiana PFA Student Loan Revenue Series A-1, 6.10% due 3/1/00                               Aaa/NR    2,326,793
1,850,000  Louisiana PFA Local Government G.O. Refunding Series A, 4.85% due 3/1/99
           (Insured: FSA)                                                                                Aaa/AAA   1,877,620
  915,000  Louisiana PFA MFHR, 5.95% due 3/15/05 (Oakleigh Apts. Project; LOC: AXA Guaranty)             NR/AA       939,696
1,500,000  Louisiana General Obligation Refunding Series 1987-B, 8.00% due 5/1/00,
           pre-refunded 5/1/97 (Insured: Capital Guaranty)                                               NR/AAA    1,551,300
2,125,000  Louisiana Unlimited Tax General Obligation Series A, 6.00% due 8/1/01 (Insured: FGIC)         Aaa/AAA   2,256,495
2,450,000  Louisiana Recovery District Sales Tax Refunding Series 1992, 5.70% due 7/1/98                 A/A-      2,514,362
5,000,000  Louisiana Recovery District Sales Tax Refunding Series 1992,
           5.50% due 7/1/98 (Insured: MBIA)                                                              Aaa/AAA   5,114,000
  500,000  Louisiana State University Agricultural & Mechanical College Board,
           7.70% due 4/15/02, Escrowed to Maturity                                                       NR/AAA*     570,575
5,815,000  Orleans Levee District Public Improvement Trust Receipts Series 1995-A, 5.95%
           due 11/1/01 (Insured: FSA)                                                                    Aaa/NR    6,192,801
  460,000  Ouachita Parish Hospital Revenue District # 1 Series 1991, 7.25% due 7/1/01                   NR/A-       508,259
Maine      (.38%)
3,000,000  Maine Finance Authority MFHR Series 1988, 5.25% due 9/1/18, put 9/3/99
           (Back Bay Tower Project; LOC: Sakura Bank)                                                    A3/NR     3,076,590
  500,000  Regional Waste Systems Incorporated Series A-C, 7.30% due 7/1/98                              NR/AA       522,530
Maryland   (.36%)
2,000,000  Howard County Maryland Multifamily Housing Revenue, 7.00% due 7/1/24,
           put 7/1/04, (Chase Glen Prject; Guaranty: Avalon Prop.)                                       NR/NR     2,158,160
1,105,000  Washington Suburban Sanitary District Series 1994, 8.75% due 6/1/99                           Aa1/AA    1,222,826
Massachuse (5.67%)
1,000,000  Boston General Obligation Series A, 7.25% due 7/1/99                                          A/A+      1,061,180
1,600,000  Boston General Obligation Series A, 7.60% due 2/1/04, prerefunded 2/1/99                      Aaa+/A+   1,741,104
1,000,000  Boston FHA Insured City Hospital Revenue Series A, 7.15% due 2/15/01, pre-refunded 8/15/00
           (Boston City Hospital Project)                                                                Aaa/NR    1,111,020
   90,000  Haverhill General Obligation Municipal Purpose Loan Series 1991, 7.50% due 10/15/11           Baa/BBB      99,588
  765,000  Holyoke General Obligation, 9.85%, due 11/1/08, refunded 11/1/97 @ 102                        Aaa/NR      815,452
  595,000  Holyoke General Obligation Electric Revenue Series 1991-A, 8.00% due 6/1/01                   Baa/NR      641,243
  500,000  Holyoke General Obligation Sewer Revenue Series B, 8.00% due 6/1/01                           Baa/NR      534,865
1,670,000  Holyoke General Obligation School Project Loan Act of 1948, 7.35% due 8/1/02                  Baa/NR    1,855,520
1,060,000  Lynn General Obligation, 7.00% due 1/15/04                                                    Baa1/NR   1,149,167
  660,000  Massachusetts Educational Loan Revenue Series 1985-C, 7.875% due 6/1/03
           (LOC: Rabobank Nederland)                                                                     NR/AAA      684,017
2,000,000  Massachusetts General Obligation Consolidated Loan of 1991 Series B, 0% due 6/1/01            A1/A+     1,641,000
2,000,000  Massachusetts General Obligation Consolidated Series 1987-A, 5.75% due 3/1/99                 A1/A+     2,044,900
2,315,000  Massachusetts Dedicated Income Tax Series A General Obligation, 7.875% due 6/1/97             A1/A+     2,357,272
3,000,000  Massachusetts Hynes Convention Center Authority Refunding Series 1992, 0% due 9/1/00          A1/A+     2,560,260
2,500,000  Massachusetts Hynes Convention Center Authority Refunding Series 1992, 0% due 9/1/02          A1/A+     1,928,825
  690,000  Massachusetts State Health & Education Facilities Authority Series B, 6.50% due 7/1/97
           (Charlton Hospital Project)                                                                   A/A         698,584
1,465,000  Massachusetts State Health & Education Facilities Authority Series B, 6.70% due 7/1/98
           (Charlton Hospital Project)                                                                   A/A       1,508,716
1,245,000  Massachusetts State Health & Education Facilities Authority Series B, 6.875% due 7/1/99
           (Charlton Hospital Project)                                                                   A/A       1,301,610
2,650,000  Massachusetts State Health & Education Facilities Authority Series B, 5.50% due 5/15/11, put
           5/15/01 (Community Health Capital Fund Project; LOC: First National Bank of Boston)           NR/NR     2,674,380
2,500,000  Massachusetts IFA Recovery Refunding Revenue Series 1993-A, 5.45% due 7/1/01
           (Insured: FSA)                                                                                Aaa/AAA   2,586,525
1,910,000  Massachusetts IFA Stetson Place Development Trust Series A, 5.125% due 6/1/08,
           put 6/1/98 (LOC: State Street Bank & Trust)                                                   Aa2/NR    1,918,977
5,000,000  Massachusetts IFA First Mortgage Revenue Series 1996-B, 5.00% due 5/1/26, put 5/1/02
           (Orchard Cove Project; LOC: Fleet National Bank)                                              NR/A      4,999,650
2,080,000  New Bedford Industrial Revenue, 7.42% due 7/1/02 (Aerovox Corporation Project)                NR/A-     2,135,910
2,000,000  New England Educational Loan Marketing Corporation Student Loan Revenue
           Series 1993-E, 5.00% due 7/1/99                                                               A1/A-     2,026,220
1,000,000  New England Educational Loan Marketing Corporation Student Loan Revenue
           Series 1992-F, 6.50% due 9/1/02                                                               Aa/NR     1,078,560
3,000,000  New England Educational Loan Marketing Corporation Student Loan Revenue
           Series 1993-B, 5.40% due 6/1/00                                                               A1/A-     3,066,390
  425,000  South Essex Sewer District General Obligation, 9.00% due 12/1/97                              Baa1/NR     445,408
  425,000  South Essex Sewer District General Obligation, 9.00% due 12/1/98                              Baa1/NR     462,986
  295,000  South Essex Sewer District General Obligation, 9.00% due 12/1/99                              Baa1/NR     332,610
  550,000  Springfield General Obligation, 7.75% due 5/1/99                                              Baa/NR      586,801
  250,000  Springfield General Obligation, 7.75% due 5/1/00                                              Baa/NR      271,402
  300,000  Springfield General Obligation, 7.75% due 5/1/01                                              Baa/NR      330,408
  300,000  Springfield General Obligation, 7.80% due 5/1/02                                              Baa/NR      331,728
1,500,000  Tanton General Obligation, 8.00% due 2/1/06 (Insured: MBIA)                                   Aaa/AAA   1,830,135
2,000,000  University of Massachusetts Bldg. Authority Ref. Revenue Series 1991-A, 6.80% due 5/1/99      A1/A+     2,117,940
1,000,000  University of Massachusetts Bldg. Authority Ref. Revenue Series 1991-A, 7.15% due 5/1/03      A1/A+     1,134,710
1,250,000  Worcester Municipal Purpose Loan of 1991 General Obligation,
           6.80% due 5/15/01 (Insured: MBIA)                                                             Aaa/AAA   1,364,637
Michigan   (2.43%)
1,300,000  Detroit General Obligation Series 1990-A, 8.50% due 4/1/00                                    Ba1/BBB   1,432,935
1,500,000  Detroit Distributable State Aid General Obligation Unlimited Series 1992,
           5.625% due 5/1/97                                                                             Baa/BBB+  1,510,335
3,000,000  Detroit Economic Development Corp. Refunding, 7.00% due 6/1/12, put 6/1/02
           (F.H. Associates Project; Surety: ITT Lyndon Property Insurance)                              NR/NR     3,172,890
1,000,000  Flint Hospital Building Authority, 4.20% due 7/1/15, put 1/7/97 weekly demand notes
           (LOC: LaSalle National Bank)                                                                  A1/VMIG1  1,000,000
1,200,000  Flint Tax Increment Finance Authority Limited Tax General Obligation Series 1985,
           9.30% due 6/1/97, Escrowed to Maturity                                                        Baa/AAA*  1,227,660
1,325,000  Michigan State Hospital Finance Authority Revenue Series 1991-A, 8.30% due 9/1/02             Ba/BBB-   1,391,064
6,570,000  Michigan State Housing Development Authority Rental Housing Rev. Series 1992-A,
           5.40% due 4/1/98 (Detroit Edison Project)                                                     NR/A+     6,659,746
1,865,000  Wayne County Wastewater Control System Limited Tax General Obligation
           Refunding, 7.875% due 5/1/02                                                                  Baa/BBB-  2,072,854
2,000,000  Wayne County Building Authority Limited Tax General Obligation Sinking Fund
           Series 1992-A, 7.80% due 3/1/05, pre-refunded 3/1/02 @ 102                                    Baa/AAA*  2,316,860
1,940,000  West Ottowa Public Schools General Obligation Unlimited Tax, 6.30% due 5/1/03
           (Insured: FGIC)                                                                               Aaa/AAA   2,106,297
Minnesota  (2.36%)
4,820,000  Burnsville MFHR Series 1991, 7.20% due 5/1/11, put 5/1/02
           (The Atrium Project; Insured: Trygg-Hansa)                                                              5,019,934
  975,000  Coon Rapids Industrial Development Ref. Rev., 6.75% due 12/1/01 (LOC: Norwest Bank)            Aa3/AA     991,741
2,000,000  Hennepin County G.O. Solid Waste Revenue Refunding Series 1992, 4.65% due 10/1/97             Aaa/AAA   2,016,820
1,500,000  Metropolitan Council Minneapolis - St. Paul Area Sports Facilities Revenue,
           5.30% due 10/1/00 (Hubert H. Humphrey Metrodome Project)                                          A/A   1,537,230
3,245,000  Minneapolis-Saint Paul Housing & Redevelopment Authority Series 1993,
           5.00% due 12/1/04, put 12/1/98 (corporate Partner Project; LOC: Continental Insurance)          NR/A+   3,269,013
5,000,000  Minneapolis-Saint Paul Housing & Redevelopment Authority Single Family Mortgage Revenue
           Series 96-B, 5.125% due 6/1/32, put 6/1/00 (GNMA/FNMA)                                         Aaa/NR   5,000,500
595,000    Minneapolis MFHR Refunding Series 1991, 6.75% due 10/1/01
           (Churchill Apartments Project; FHA Insurance Mortgage)                                         NR/AAA     631,259
1,250,000  Minneapolis School District Certificate of Participation, 5.30% due 2/1/00                     Baa1/A   1,264,800
1,510,000  Minneapolis-Saint Paul Single Family Housing Revenue Series A, 8.25% due 11/1/07               NR/AAA   1,562,608
945,000    Saint Cloud Industrial Development Revenue Refunding Series 1992, 6.25%
           due 4/1/98 (Alton Realty Co. & Pan-O-Gold Baking Co. Project;
           (LOC: Norwest Bank of Minnesota)                                                               NR/AA-    956,359
Mississippi (.55%)
2,000,000  Mississippi Higher Education Assistance Corporation Student Loan Revenue
           Series 1992                                                                                     NR/A   2,059,560
1,100,000  Mississippi Hospital Equipment & Facilities Authority Revenue, 8.60%
           due 1/1/01                                                                                    Baa/NR   1,179,871
1,900,000  Ridgeland Multifamily Housing Rev. Series 1985, 6.50% due 10/1/07, put 10/1/97
           (Sunchase Apartments Project)                                                                 NR/AAA   1,914,098
 Missouri  (1.65%)
1,555,000  Jackson County Public Building Corporation Leasehold Revenue Series 1996, 6.00% due
           12/1/04 (Capital Improvements Project; Insured MBIA)                                         Aaa/AAA   1,588,510
4,000,000  Missouri Higher Education Loan Authority Student Loan Revenue Refunding,
           5.50% due 2/15/00                                                                              Aa/NR   4,080,040
3,000,000  Missouri Economic Development Export & Infrastructure Board Industrial
           Revenue Series 1993, 5.375% due 5/1/03, mandatory put 5/1/00
           (Mark Twain Tower Project; Lincoln National Insurance Guaranty)                                 NR/A  3,041,280
  760,000  Missouri State Housing Development Authority Revenue, 6.30% due 7/15/99                       Aa/AA+    771,993
1,055,000  Missouri Health & Education Facilities Authority Revenue, 0% due 1/1/02
           (Missouri Baptist Medical Center Project) Escrowed to Maturity                                 Aaa*A-   794,605
  255,000  Missouri State Environmental Improvement & Energy Resources Authority Water
           Pollution Control Revenue Series 1991-A, 6.50% due 12/1/02
           (State Revolving Revenue Project)                                                              A1/NR    279,421
  325,000  Missouri State Environmental Improvement & Energy Resources Authority Water
           Pollution Control Revenue Series 1991-A, 6.60% due 12/1/03
           (State Revolving Revenue Project)                                                              AA/NR    356,382
  820,000  St. Louis County Industrial Development Authority Housing Revenue
           Series 1992-A, 6.00% due 6/1/98                                                                 A/NR    838,926
3,860,000  St. Louis IDA Refunding Revenue Series 1993-B, 5.10% due 12/1/08,
           put 12/1/00 (westport Residence Project; Guaranteed: lincoln National Corporation)              NR/A  3,832,826
  Montana  (.16%)
1,000,000  Billings Tax Increment Urban Renewal Series 1987-A,
           8.65% due 3/1/99, refunded 3/1/98                                                             Aaa/NR  1,055,490
  435,000  Montana Higher Education Student Loan Revenue Series 1992-A, 6.70% due 12/1/01                  A/NR    466,272
 Nebraska  (.77%)
2,970,000  Nebraska Industrial Finance Authority Tax Exempt Multifamily Housing Revenue Refunding
           Series 1995-A, 5.50% due 12/1/25, put 12/1/05 (Willow Park Apartments Project;
           FNMA Collateral)                                                                              NR/AAA  3,011,639
2,500,000  Nebraska Public Power District Series 1993, 5.10% due 1/1/00                                  A1/A+   2,553,625
1,500,000  Nebraska Investment Finance Authority Hospital Equipment Revenue, 6.85% due 3/1/02
           (Insured: MBIA)                                                                              Aaa/AAA    1,646,175
Nevada          (.51%)
  760,000  Las Vegas Downtown Redevelopment Project Revenue, 7.65% due 6/1/97                           Baa/A-       767,494
  780,000  Las Vegas Valley Water District, 6.60% due 8/1/98 (Insured: AMBAC)                           Aaa/AAA      810,661
1,085,000  Washoe County Airport Authority Revenue Refunding, 5.30% due 7/1/00 (Insured: MBIA)           Aaa/AAA   1,113,177
1,325,000  Washoe County Airport Authority Revenue Refunding, 5.45% due 7/1/01 (Insured: MBIA)           Aaa/AAA   1,369,772
  700,000  Washoe County Airport Authority Revenue Refunding, 5.60% due 7/1/02 (Insured: MBIA)           Aaa/AAA     729,848
New Hampshire (.32%)
  920,000  New Hampshire Industrial Development Authority Revenue Series 1995,
           7.70% due 7/1/00 (Electra/ PJ-Allied Project)                                                   A2/NR     921,674
2,030,000  New Hampshire Industrial Development Authority Revenue, 6.40% due 12/1/09,
           put 12/1/99 (Central Vermont Public Service Project; LOC: Toronto Dominion Bank)                NR/AA   2,131,967
New Jersey (.53%)
2,400,000  New Jersey Economic Development Authority Series 1991, 6.875% due 10/1/14,
           optional put 10/1/98 (Fairway Corporation II Project; Guaranty: Provident Mutual Life)        A2/NR     2,404,512
1,000,000  New Jersey Health Care Facilities Financing Authority Revenue, 7.00% due 7/1/03
           (Christ Hospital Project; Insured: Connie Lee)                                                NR/AAA    1,113,350
1,000,000  New Jersey Turnpike Authority Revenue Series A, 5.70% due 1/1/01                              Baa1/BBB+ 1,039,400
  421,434  New Jersey Wastewater Treatment Trust - Wastewater Treatment Insured Loan
           Revenue Series 1987, Amortizing Coupon M-COATES, 9.00% due 9/1/97                             Aaa*/AAA*   441,899
New Mexico (1.00%)
5,390,000  Jicarilla Apache Tribe Tribal Revenue Refunding, 7.75% due 7/1/05                             NR/A      5,505,508
  239,000  Santa Fe County Office and Training Facilities Series 1990, 9.00% due 7/1/97 (ETM)            NR/AAA      245,424
  261,000  Santa Fe County Office and Training Facilities Series 1990, 9.00% due 7/1/98 (ETM)            NR/AAA      280,173
  273,000  Santa Fe County Office and Training Facilities Series 1990, 9.00% due 1/1/99 (ETM)            NR/AAA      298,596
  285,000  Santa Fe County Office and Training Facilities Series 1990, 9.00% due 7/1/99 (ETM)            NR/AAA      317,148
  298,000  Santa Fe County Office and Training Facilities Series 1990, 9.00% due 1/1/00 (ETM)            NR/AAA      336,850
  326,000  Santa Fe County Office and Training Facilities Series 1990, 9.00% due 1/1/01 (ETM)            NR/AAA      379,546
  745,000  Santa Fe Solid Waste Management Agency Facility Revenue, 5.75% due 6/1/04                     NR/A        766,679
  510,000  Santa Fe Solid Waste Management Agency Facility Revenue, 5.90% due 6/1/05                     NR/A        528,085
  775,000  Santa Fe Solid Waste Management Agency Facility Revenue, 6.00% due 6/1/06                     NR/A        804,876
New York      (4.38%)
1,785,000  Islip Resource Recovery Agency Series 85-D, 5.95% due 7/1/03 (Insured: AMBAC)                 Aaa/AAA   1,920,000
  630,000  Jamestown General Obligation Series A, 7.00% due 3/15/97                                      Baa/NR      634,246
  500,000  Metropolitan Transit Authority Service Contract Commuter Fac Rev, 7.00% due 7/1/02            Baa1/BBB    542,825
3,000,000  Metropolitan Transit Authority Series M, 5.10% due 7/1/98                                     Baa/BBB+  3,031,470
2,760,000  New York City General Obligation Series D, 6.30% due 2/1/01                                   Baa1/BBB+ 2,884,697
2,695,000  New York City General Obligation Series E, 6.30% due 8/1/01                                   Baa1/BBB+ 2,830,046
1,000,000  New York City General Obligation Series E, 7.00% due 8/1/04                                   Aaa/AAA   1,130,950
1,140,000  New York City General Obligation Series E, 7.20% due 2/1/00                                   Baa1/BBB+ 1,234,495
  100,000  New York City General Obligation Series E, 7.20% due 2/1/00                                   Baa1/BBB+   106,473
2,175,000  New York City Municipal Water Finance Authority Water & Sewer System Revenue,
           7.10% due 6/15/97                                                                             A/A-      2,209,234
1,000,000  New York City Municipal Water Finance Authority Water & Sewer System Revenue,
           7.15% due 6/15/98                                                                             A/A-      1,044,230
3,000,000  New York Dorm Authority Revenue State University Educational Facilities, 5.25%
           due 7/1/02 (Insured: AMBAC)                                                                   Aaa/AAA   3,103,980
1,000,000  New York Dorm Authority Revenue State University Educational Facilities Series A,
           7.00% due 5/15/04                                                                            Baa1/BBB+  1,099,020
7,310,000  New York State Dormitory Authority Series 1994-B, 6.00% due 7/1/24, put 12/5/99
           (Miriam Osborn Memorial Home Project; LOC: Banque Paribas)                                    A1/A      7,615,777
1,555,000  New York State Health Facilities Revenue Refunding Series 1990-A,
           7.90% due 11/1/99                                                                             Baa/BBB+  1,649,295
1,500,000  Local Government Assistance Corporation Revenue Series D, 6.50% due 4/1/02                    A/A       1,629,570
1,500,000  New York State Medical Care Facilities Finance Agency 1991 Series A, 7.25%
           due 2/15/01                                                                                   Baa1/BBB+ 1,623,045
2,500,000  New York State Urban Development Corporation, 7.60% due 4/1/03,
           pre-refunded 4/1/01                                                                           AAA/BBB   2,839,975
2,500,000  Syracuse Industrial Development Authority Pilot Revenue Refunding Series 1995,
           5.125% due 10/15/02 (LOC: ABN AMRO Bank)                                                      NR/AA     2,505,875
1,000,000  Triborough Bridge and Tunnel Authority, 6.50% due 1/1/04 (Insured: MBIA)                      Aaa/AAA   1,082,320
  570,000  Westchester County I.D.A. Civic Facility Revenue, 6.25% due 4/1/05
           (Julia Dykman Project)                                                                        NR/BBB      579,656
North Carolina (.59%)
2,860,000  Carteret County Certificate of Participation Series 1992, 6.50% due 2/1/00
           (Elementary School Project)                                                                  Baa1/BBB+  2,972,741
  535,000  North Carolina Housing Finance Authority Single Family Housing Revenue, 6.80%
           due 7/1/08 (Insured: FHA/VA)                                                                  Aa1/AA+     539,012
1,865,000  North Carolina Municipal Power Agency No. 1 Catawba Electrical Revenue, 6.00% due 1/1/05
           (Insured: MBIA)                                                                               Aaa/AAA   2,005,509
North Dakota(.24%)
1,000,000  North Dakota Building Authority Refunding Revenue Series 1993-A, 5.15% due 6/1/00
           (Insured: AMBAC)                                                                              Aaa/AAA   1,022,240
1,250,000  North Dakota Student Loan Revenue, 5.45% due 7/1/02 (Insured: AMBAC)                          Aaa/AAA   1,239,088
Ohio         (3.36%)
1,000,000  Barberton Hospital Facilities Series 1992, 6.65% due 1/1/02                                   A/NR      1,067,290
2,000,000  Belmont County IDRB Series 1991, 6.50% due 1/1/00 (May Department Stores Co. Project)         NR/A      2,095,080
  400,000  Cambridge Hospital Revenue Refunding Series 1991, 7.25% due 12/1/97                           NR/BBB      410,308
1,500,000  Cincinnati School District Revenue Anticipation Notes, 5.75% due 6/15/98                      NR/A-     1,535,880
1,000,000  Cincinnati School District Revenue Anticipation Notes, 6.15% due 6/15/02                      NR/A-     1,073,360
1,250,000  Cincinnati School District Revenue Anticipation Notes, 6.05% due 6/15/00                      NR/A-     1,316,725
2,250,000  Clermont County Hospital Facilities Revenue Refunding Series 1993-B, 4.70% due 9/1/99
           (Mercy Health System Project; Insured: MBIA)                                                Aaa/AAA  2,277,990
2,000,000  Cleveland Certificate of Participation, 7.10% due 7/1/02
           (Motor Vehicle & Community Equipment Project)                                               Baa/BBB  2,116,140
5,000,000  Cleveland School District Revenue Anticipation Notes Series 1993, 4.70% due 6/1/99
           (Insured: AMBAC)                                                                            Aaa/AAA  5,052,900
2,620,000  Cuyahoga County Housing Revenue Series 1993, 7.00% due 4/1/00
           (North Coast Community Homes Project)                                                        NR/NR   2,690,609
1,000,000  Erie County Hospital Improvement Refunding Revenue Series 1992, 6.25%
           due 1/1/01 (Firelands Community Hospital Project)                                            A/A-    1,046,660
2,000,000  Franklin County General Obligation, 6.375% due 12/1/17, pre-refunded 12/1/01 @102           Aaa/AAA  2,202,340
1,100,000  Hamilton County Hospital Facilities Refunding Revenue Series 1992,
           6.25% due 1/1/01 (Episcopal Retirement Homes, Inc. Project; LOC: Fifth/Third Bank)           Aa2/NR     1,162,337
3,095,000  Ohio Water Development Authority Safe Water Refunding Series 1992,
           0% due 12/1/00 (Insured: MBIA)                                                               Aaa/AAA    2,606,918
1,060,000  Switzerland Local School District of Monroe County Revenue Anticipation Notes
           Series 1995, 6.25% due 6/15/00                                                                NR/NR     1,073,059
2,765,000  Warren County Hospital Facilities Improvement and Refunding Revenue,
           6.80% due 7/1/01 (Otterbein Home Project; LOC: Fifth/Third Bank)                             Aa2/NR     2,969,804
  910,000  Washington County Hospital Facilities Revenue, 6.875% due 9/1/02
           (Marietta Area Health Project)                                                               Baa1/NR      956,801
Oklahoma         (.83%)
1,190,000  Broken Arrow Utility System & Sales Tax Revenue Refunding Series 1992-A, 6.00%
           due 5/1/01 (Insured: FGIC)                                                                   Aaa/AAA    1,261,400
  210,000  Comanche County SFMR Refunding 1990 Series, 7.60% due 12/1/98                                 A1/NR       218,408
  220,000  Comanche County SFMR Refunding 1990 Series, 7.65% due 6/1/99                                  A1/NR       229,845
1,060,000  Oklahoma City Municipal Improvement Authority Water & Sewer Revenue Series
           Refunding A, 0% due 7/1/00 (Insured: AMBAC)                                                  Aaa/AAA      905,876
1,220,000  Pushmatahah County Town of Antlers Hospital Authority Revenue Refunding
           Series 1991, 8.75% due 6/1/03                                                                 NR/NR     1,332,350
1,155,000  Tulsa Industrial Development Hospital Revenue, 5.60% due 2/15/03
           (St. Johns Medical Center Project)                                                            Aa/AA     1,189,673
1,940,000  Tulsa Public Facilities Authority Solid Waste Steam & Electric Revenue Refunding Series 1994,
           4.90% due 11/1/99 (Ogden Martin Systems of Tulsa Inc. Project; Insured: AMBAC)               Aaa/AAA    1,961,864
  750,000  Tulsa Public Facilities Authority Solid Waste Steam & Electric Revenue Refunding Series 1994,
           5.45% due 11/1/04 (Ogden Martin Systems of Tulsa Inc. Project; Insured: AMBAC)               Aaa/AAA      765,262
Oregon          (.69%)
2,500,000  Clackamas County Hospital Facilities Revenue, 6.10% due 10/1/01                              A1/AA-     2,649,100
1,325,000  Emerald Peoples Utility District Revenue, 7.20% due 11/1/03 (Insured: FGIC)                  Aaa/AAA    1,519,325
2,000,000  Oregon State Department of Transportation Regional Light Rail Extension,
           5.20% due 6/1/98 (Westside Light Rail Project; Insured: MBIA)                                Aaa/AAA    2,039,300
  260,000  Springfield General Obligation, 6.70% due 10/1/00                                              A/A        261,760
Pennsylvania    (4.48%)
1,900,000  Allentown Area Hospital Authority Revenue Series 1991, 7.75% due 7/1/98
           (Sacred Heart Hospital Project)                                                              NR/BBB     1,975,278
1,250,000  Armstrong County Hospital Authority Series 1992-A, 5.25% due 11/1/12,
           put 11/1/97 (LOC: Pittsburgh National Bank)                                                   A1/NR     1,263,125
1,000,000  Chester County Utility, 7.00% pre-refunded 8/1/01                                            Aa/AAA*    1,103,320
  550,000  Clairton School District General Obligation, 0% due 11/1/99                                   NR/A        482,768
  500,000  Clairton School District General Obligation, 0% due 11/1/02                                   NR/A        376,560
3,060,000  Delaware County Health Facilities Authority Revenue Series 1993-B, 5.375%
           due 11/15/99 (Mercy Health Corporation of S.E. Pennsylvania Project)                         NR/BBB     3,054,982
2,500,000  Delaware County Industrial Development Authority Refunding Revenue Series A,
           7.40% due 12/1/98 (Resource Recovery Project; LOC: Bank of America)                          Aa3/AA-    2,613,000
2,030,000  Erie School District General Obligation, 0% due 6/1/00, Escrowed to Maturity                 Aaa*/A     1,736,685
1,000,000  Erie School District General Obligation, 0% due 12/1/00, Escrowed to Maturity                Aaa*/A       836,200
3,365,000  Harrisburg Authority Commonwealth Lease Revenue Series 1991,
           6.25% due 6/1/00 (Insured: FSA)                                                              Aaa/AAA    3,560,338
1,300,000  Harrisburg Authority Lease Revenue, 6.50% due 6/1/04
           crossover refunded 6/1/01 (Insured: FSA)                                                     Aaa/AAA    1,417,533
1,455,000  McKeesport Area School District General Obligation Refunding Revenue Series 1991,
           0% due 10/1/00                                                                                NR/A      1,225,968
1,680,000  McKeesport Area School District General Obligation Refunding Revenue Series 1991,
           0% due 10/1/02                                                                                NR/A      1,270,382
1,000,000  Pennsylvania Infrastructure Authority Revenue Pennvest Subseries B, 6.25% due 9/1/02         NR/AA+     1,079,650
2,000,000  Pennsylvania State Refunding & Projects General Obligation Series A, 6.50% due 1/1/00        A1/AA-     2,124,920
4,085,000  Pennsylvania State Certificate of Participation, 4.60% due 12/1/97                            A/A-      4,118,048
  715,000  Pennsylvania State Higher Education Facilities Authority Revenue, 6.15% due 4/1/04           Baa/NR       738,095
  875,000  Pennsylvania State Higher Education Facilities Authority Revenue, 8.05% due 3/1/97           Baa/BBB      881,370
1,770,000  Philadelphia Gas Works Revenue 14th Series, 5.60% due 7/1/99                                Baa1/BBB    1,809,683
2,600,000  Philadelphia Water & Wastewater Revenue Series 1993, 4.875% due 6/15/01
           (Insured: FSA)                                                                               Aaa/AAA    2,638,922
2,245,000  Philadelphia Hospital & Higher Education Facilities Authority Hospital Revenue
           Series 1991, 7.00% due 7/1/01 (Graduate Health System Project)                              Baa1/BBB+   2,390,498
3,000,000  Southeastern Pennsylvania Transportation Authority Series 1994, 6.00% due 6/1/99
           (LOC: Canadian Imperial Bank of Commerce)                                                    Aa3/AA-    3,125,550
2,825,000  State Public School District Building Authority, Reading School District Capital Appreciation
           Series B, 0% due 7/15/00 (Insured: MBIA)                                                     Aaa/AAA    2,418,398
Puerto Rico      (.14%)
  250,000  Puerto Rico Public Improvement General Obligation, 6.60% due 7/1/04                          Baa/A-       280,160
1,000,000  Puerto Rico Electric Power Revenue Refunding Series 1992-Q, 5.70% due 7/1/00                 Baa1/A-    1,036,170
Rhode Island(.43%)
2,000,000  Rhode Island Depositor's Economic Protection Corp. Series 1992-A, 6.10% due 8/1/02
           (Insured: FSA)                                                                                Aaa/AAA   2,146,960
  680,000  Rhode Island Health & Educational Building Corporation Health Facilities
           Revenue, 8.00% due 7/1/00 (Steere House Issue Project)                                        NR/NR       717,658
1,169,000  Rhode Island Industrial Facilities Corporation Series 1991, 5.875% due 6/1/02
           (Paramount Cards, Inc. Project; LOC: Bank of Scotland)                                        A1/NR     1,193,233
South Caro     (.72%)
  500,000  Florence County Public Facilities Corporation, 7.30% due 3/1/03, pre-refunded 3/1/00
           (Law Enforcement Project; Insured: AMBAC)                                                     Aaa/AAA     548,965
2,000,000  Piedmont Municipal Power Agency Series 1992, 5.20% due 1/1/98
           (Electric Revenue Project)                                                                    A/BBB     2,030,240
  860,000  Piedmont Municipal Power Agency Electric Revenue, 6.25% due 1/1/04 (Insured: FGIC)            Aaa/AAA     926,822
1,800,000  Piedmont Municipal Power Agency Electric Revenue, 4.20% due 1/1/25, put 1/7/97
           weekly demand notes (Insured: MBIA)                                                           A1/VMIG1  1,800,000
  500,000  South Carolina State Housing Authority Multifamily Revenue, 7.375% due 12/1/07                NR/NR       455,000
  915,000  York County School District No. 4, 7.00% due 3/1/03 (Insured: FGIC)                           Aaa/AAA   1,030,464
South Dako     (.31%)
1,400,000  South Dakota Health & Education Facilities Authority Revenue Series 1992,
           5.40% due 9/1/01 (Rapid City Regional Hospital Project; Insured: MBIA)                        Aaa/AAA   1,445,864
1,250,000  South Dakota Lease Revenue Series 93-B, 8.00% due 9/1/03 (Insured: FSA)                       Aaa/AAA   1,473,913
Tennessee     (1.17%)
5,000,000  Chattanooga-Hamilton County Hospital Revenue, 9.976% due 5/25/21, refunded
           5/1/01 @ 102 (Erlanger Medical Center Project; Insured: FSA)                                  Aaa/AAA   6,068,750
1,565,000  Clarksville Natural Gas Corporation Series 1994-A, 7.00% due 5/1/02
           (Guaranty: Louis Dreyfus Natural Gas)                                                         NR/BBB-   1,609,524
1,130,000  Clarksville Natural Gas Corporation Series 1994-A, 7.00% due 11/1/02
           (Guaranty: Louis Dreyfus Natural Gas)                                                         NR/BBB-   1,162,657
1,095,000  Copperhill Industrial Development Board, 7.80% due 12/1/00
           (City Services Company Project)                                                               Baa3/BBB  1,103,574
1,000,000  Southeast Tax Exempt Mortgage Bond Trust Tender Option Certificates Series 1990,
           7.25% due 4/1/17, put 4/1/03                                                                  NR/AAA    1,071,200
Texas         (7.06%)
9,770,000  Bell County Health Facilities Development Corporation Series 1993-A, 4.75% due 10/1/23,
           put 10/1/98 (Central Texas Pooled Health Care Loan Program Project;
           Guaranteed: Sun Life of America)                                                              NR/AA-    9,831,258
1,655,000  Bexar County Health Facilities Development Corporate Hospital Revenue
           Series 1991, 7.40% due 5/1/00                                                                 Baa1/BBB  1,772,058
1,065,000  Cypress-Fairbanks Independent School District General Obligation,
           0% due 2/1/02 (Insured: FGIC)                                                                 Aaa/AAA     837,239
1,685,000  Dallas Waterworks & Sewer System Revenue, 7.10% due 4/1/99                                    Aa/AA     1,752,535
  315,000  Dallas Waterworks & Sewer System Revenue, 7.10% due 4/1/99                                    Aa/AA       326,179
2,015,000  Ector County Hospital Revenue, 7.125% due 4/15/02                                             Baa1/BBB  2,149,481
1,970,000  Harris County Health Facilities Development Corporation, 7.375% due 12/1/25, put 12/1/98
           (Greater Houston Pooled Health Care Project; Guaranteed: Prudential)                          Aa/NR     1,986,134
4,000,000  Harris County Flood Control District L.T.G.O. Series 1991-A, 0% due 10/1/01                   Aa/AA+    3,216,880
  955,000  Harris County Health Facilities Dev. Corp. Hospital Revenue, 6.70% due 6/1/00
           (Memorial Hospital Systems Project)                                                           A/A-      1,013,723
1,100,000  Houston Housing Finance Corp. SFMRB Series A, 5.35% due 6/1/02 (Insured: FSA)                 Aaa/AAA   1,119,019
2,850,000  Humble Independent School District of Harris County Series 1992,
           0% due 2/15/00 (PSF Guaranty)                                                                 Aaa/AAA   2,481,039
1,295,000  Irving Flood Control District Section 3 Refunding Capital Appreciation, 0% due 9/1/01         Baa/NR      996,373
1,195,000  Jefferson County Health Facilities Development Corporation Hospital Revenue
           Series 1989, 8.125% due 10/1/99 (Baptist Health Care System Project)                          Baa/BBB   1,237,076
2,630,000  Lancaster Independent School District Unlimited Tax Refunding, 0% due 2/15/99
           (PSF Guaranty)                                                                                Aaa/AAA   2,402,400
2,300,000  Lancaster Independent School District Unlimited Tax Refunding, 0% due 2/15/98
           (PSF Guaranty)                                                                                Aaa/AAA   2,196,339
2,230,000  Lower Colorado River Authority Jr. Lien Refunding Revenue Series 1992, 0%
           due 1/1/01 (Insured: AMBAC)                                                                   Aaa/AAA   1,856,185
  585,000  North Texas Health Facilities Development Corporation Revenue Series 1988,
           8.25% due 9/1/98 (Wichita Falls United Diagnostic Center Project)                             A*/A*       614,560
1,000,000  North Texas Higher Education Student Loan Revenue, 6.50% due 4/1/99
           (Insured: AMBAC)                                                                              Aaa/AAA   1,040,520
  250,000  Northgate Crossing Utility District Road System & Drainage System Unlimited
           Tax Sinking Fund Series 1986, 9.25% due 12/1/98                                               NR/NR       250,067
1,040,000  Palo Duro River Authority General Obligation, 7.60% due 8/1/06 pre-refunded 8/1/98            Aaa/AAA   1,098,698
1,115,000  Palo Duro River Authority General Obligation, 7.60% due 8/1/07 pre-refunded 8/1/98            Aaa/AAA   1,177,931
1,295,000  Palo Duro River Authority General Obligation, 7.60% due 8/1/09 pre-refunded 8/1/98            Aaa/AAA   1,368,090
1,395,000  Palo Duro River Authority General Obligation, 7.60% due 8/1/10 pre-refunded 8/1/98            Aaa/AAA   1,473,734
1,500,000  Palo Duro River Authority General Obligation, 7.60% due 8/1/11 pre-refunded 8/1/98            Aaa/AAA   1,584,660
1,615,000  Palo Duro River Authority General Obligation, 7.60% due 8/1/12 pre-refunded 8/1/98            Aaa/AAA   1,706,151
2,135,000  Palo Duro River Authority General Obligation, 7.60% due 8/1/13 pre-refunded 8/1/98            Aaa/AAA   2,255,499
1,000,000  Palo Duro River Authority Unlimited Tax Refunding Series 1992, 5.10% due 8/1/97
           (Capital Guaranty Insurance)                                                                  NR/AAA    1,009,280
4,600,000  Plano Capital Appreciation Refunding General Obligation, 0% due 3/1/01                        A1/AA-    3,799,738
1,355,000  San Antonio Bexar County General Obligation Improvement Forward Refunding
           Series 1998, 5.00% due 8/1/99                                                                 Aa/AA     1,346,098
1,415,000  San Antonio Bexar County General Obligation Improvement Forward Refunding
           Series 1998, 5.50% due 8/1/01                                                                 Aa/AA     1,423,391
  885,000  Tarrant County HFC Multifamily Housing Revenue, 5.00% due 9/1/06
           (Bedford Springs Project; Guaranteed: Provident Mutual Life Insurance Corporation)            NR/AA-      885,504
5,880,000  Texas Public Finance Authority Series B, 5.25% due 2/1/98 (Insured: AMBAC)                    Aaa/AAA   5,981,665
1,200,000  Texas Water Resource Finance Authority Revenue, 7.00% due 8/15/99
           (Insured: AMBAC)                                                                              Aaa/AAA   1,275,480
  985,000  Texas Water Resource Finance Authority Revenue, 7.40% due 8/15/00                             A/A       1,054,836
  870,000  Texas Water Resources Authority Revenue, 7.50% due 8/15/01                                    A/A-        933,814
1,100,000  Trinity HFC Multifamily Housing Revenue Series 1982, 10.00% due 6/1/98
           (Timberline Apartment Project)                                                                NR/NR     1,100,000
Utah          (2.76%)
  965,000  Davis County Housing Authority MFHR, 7.50% due 6/1/97 (Fox Creek Apartment Project;
           Insured: FNMA Pass-through Certificates)                                                      NR/AAA      978,018
6,685,000  Intermountain Power Agency Power Supply Rev, 5.50% due 7/1/00 (Insured: MBIA)                 Aaa/AAA   6,802,723
5,055,000  Intermountain Power Agency Power Supply Rev Series B, 5.50% due 7/1/01
           (Insured: MBIA)                                                                               Aaa/AAA   5,195,832
8,000,000  Intermountain Power Agency Power Supply Revenue, 0% pre-refunded 7/1/00 @ 101                 Aaa/AAA   6,862,560
2,045,000  Ogden Neighborhood Development Agency Tax Increment Revenue Series AS, 0% due 12/30/05
           (LOC: Sumitomo Bank)                                                                          A1/NR     1,220,272
2,220,000  Utah Student Loan Revenue Series 1992-G, 5.20% due 11/1/98 (Insured: AMBAC)                   Aaa/AAA   2,250,814
  600,000  Utah Municipal Finance Co-op Local Government Revenue, 7.10% due 6/1/00                       NR/AA       639,846
2,000,000  Weber County Housing Authority MFHR Series 1991, 6.50% due 11/1/18, put 11/1/01
           (Cherry Creek Apartment Project; LOC: First Security Bank of Utah, Insured: FGIC)             Aaa/AAA   2,070,660
Virginia      (1.17%)
3,000,000  Hampton Redevelopment Housing Authority Series 1994, 7.00% due 7/1/24,
           put 7/1/04 (Chase Hampton Apartments Project)                                                 NR/NR     3,227,760
  445,000  Henrico County Governmental Project Lease Revenue, 4.55% due 6/1/01                           Aa/AA       447,461
1,755,000  Henrico County IDA Public Facility Lease Revenue, 6.50% due 8/1/00
           (Henrico County Jail Project)                                                                 Aa/AA     1,877,060
3,000,000  Suffolk Redevelopment Housing Authority Series 1994, 7.00% due 7/1/24,
           put 7/1/04 (Chase Heritage at Dulles Project)                                                 NR/NR     3,190,230
1,960,000  Virginia Housing Development Authority Series C-8, 5.70% due 7/1/03                           Aa1/AA+   2,011,509
  255,000  Virginia Housing Development Authority Series D-4, 5.00% due 7/1/00                           Aa1/AA+     259,251
Washington    (2.97%)
1,010,000  Chelan County Public Utility District #1 Consolidated System Revenue Series 1992,
           5.55% due 7/1/99                                                                              A1/A      1,037,694
1,125,000  Chelan County Public Utility District #1 Consolidated System Revenue Series 1992,
           5.75% due 7/1/00                                                                              A1/A      1,166,760
1,295,000  Chelan County Public Utility District #1 Consolidated System Revenue Series 1992-E,
           5.50% due 7/1/97                                                                              A1/A      1,306,875
1,370,000  Chelan County Public Utility District #1 Consolidated System Revenue Series 1992-E,
           0% due 7/1/98                                                                                 A1/A      1,284,731
1,000,000  Spokane County Airport Revenue Refunding Series 1993, 4.80% due 6/1/99
           (Insured: MBIA)                                                                               Aaa/AAA   1,013,160
2,500,000  Spokane County Industrial Development Corporation Refunding, 4.75% due 12/1/97
           (Jensen - Byrd Project; LOC: U.S. Bank of Washington)                                         A1/NR     2,502,575
  725,000  Spokane County School District # 363 Unlimited Tax G.O. Ref. Series 1992,
           5.40% due 12/1/00                                                                             A/NR        749,744
1,000,000  Sumner Limited Tax General Obligation Anticipation Notes, 4.70% due 8/1/98                    NR/NR     1,000,160
2,880,000  Washington Health Care Facilities Authority Pooled Equipment
           Series 1992-B, 7.20% due 6/1/02 (Kadlec Medical Center Project)                               Baa1/NR   3,061,814
1,945,000  Washington Health Care Facilities Authority Pooled Equipment
           Series 1992-A, 7.35% due 6/1/02 (Dominican Health Project)                                    Baa/NR    2,022,392
1,040,000  Washington Public Power Supply System Series G Project #1 Rev., 7.15% due 7/1/01              Aa/AA     1,134,744
2,000,000  Washington Public Power Supply System Project #1 Ref. Rev., 6.50% due 7/1/02                  Aa/AA     2,142,720
3,500,000  Washington Public Power Supply System Project #1 Ref. Rev., 5.30% due 7/1/02                  Aa/AA     3,571,855
  500,000  Washington Public Power Supply System Series C Project #2 Rev., 7.20% due 7/1/99              Aa/AA       532,365
  250,000  Washington Public Power Supply System Project #2 Ref. Rev., 7.50% due 7/1/02                  Aa/AA       276,175
2,000,000  Washington Public Power Supply System Project #2 Ref. Rev., 7.50% due 7/1/03                  Aa/AA     2,229,060
1,700,000  Washington Public Power Supply System Series B Refunding, 7.15% due 7/1/01                    Aa/AA     1,837,003
1,000,000  Washington Public Power Supply System Series B, 7.25% due 7/1/00                              Aa/AA     1,081,420
West Virgi     (.89%)
  837,742  Marion County SFMR Series 1992, 7.75% due 7/10/11                                             Baa/NR      888,584
  115,000  Randolph County Building Commission Hospital Revenue, 6.80% due 11/1/97                       Baa1/BBB    116,419
5,000,000  West Virginia Parkway Economic Development Tourism Authority Series 1993, 4.55%
           (inverse floater) due 5/15/01 (Insured: FGIC)                                                 Aaa/AAA   4,899,300
2,500,000  West Virginia Parkway Economic Development Tourism Authority Series 1993, 4.65%
           (inverse floater) due 5/15/02 (Insured: FGIC)                                                 Aaa/AAA   2,450,600
Wisconsin     (1.14%)
  900,000  Cady Small Business Pollution Control Revenue Refunding Series 1992, 6.20%
           due 4/1/00 (Summit Cheese Project; Guaranteed: SBA)                                           Aaa/AAA     914,652
1,500,000  Wisconsin Health & Education Facilities Authority Series 1992, 5.50%
           due 8/15/01 (Wheaton Franciscan Services Inc. Project; Insured: MBIA)                         Aaa/AAA   1,556,190
3,000,000  Wisconsin Health & Education Facilities Authority, 5.00% due 8/15/98
           (Sorrowful Mother Project)                                                                    NR/AA-    3,034,290
1,000,000  Wisconsin Health & Education Facilities Authority Series 1993, 4.75% due 2/15/98
           (Lacrosse Project; Insured: FSA)                                                              Aaa/AAA   1,010,640
1,045,000  Wisconsin Health & Education Facilities Authority Series 1993, 5.00% due 2/15/99
           (Lacrosse Project; Insured: FSA)                                                              Aaa/AAA   1,060,696
3,045,000  Wisconsin Health & Education Facilities Authority Revenue, 5.75% due 11/15/01
           (Insured: FSA)                                                                                Aaa/AAA   3,194,753
Wyoming        (.27%)
1,493,955  Evanston Industrial Development Revenue Series 1983, 9.90% due 4/1/04
           (Wybanco Project; LOC: Texas Commerce Bank)                                                   A2*/A+*   1,481,745
1,000,000  Wyoming Student Loan Corporation Revenue, 6.25% due 12/1/99                                   NR/AA     1,044,230


                  TOTAL INVESTMENTS (100%)                                                                      $942,626,766


               * Indicates  rating on other  debt  issued by the same  issuer, rather than on the security held by the Fund. These securities are deemed by the Adviser to be comparable with those of issuers having debt ratings in the 4 highest grades by Moody's or S & P. +Credit ratings are unaudited. See notes to financial statements.

                      Thornburg Limited Term Municipal Fund
                        National Portfolio-Class A Shares

                         Percent Change in Share Prices
January 1, 1987 Through December 31, 1996

The Fund's Class A Share price movements have been moderate even though changes in interest rates have caused bond prices to swing erratically in the last 9 years. The graph above plots the percentage changes in bid price for Class A shares of Limited Term Municipal Fund National Portfolio as well as the percentage changes in the Lipper Bond Fund Index, an index of share prices of ten large municipal bond funds. Past performance of the Fund and the Index does not guarantee future results. The price of the Class A shares will fluctuate and you may have a gain or loss when you sell your shares. Although you could invest in shares of the funds in the Index, you cannot invest in the Index itself. Class C Shares of the Fund have been offered since September 1, 1994. The C Shares have different sales charges, expense ratios and returns.


                      Thornburg Limited Term Municipal Fund
                           National Portfolio-A Shares
Outperformed Taxable  and Tax - Free Money Market Funds

INVESTORS SOMETIMES ASK US TO COMPARE LIMITED TERM MUNICIPAL FUND TO MONEY MARKET FUND RETURNS. THESE INVESTMENTS HAVE CERTAIN DIFFERENCES, AND INVESTORS IN LIMITED TERM MUNICIPAL FUND TOOK MORE RISK THAN MONEY MARKET FUND INVESTORS TO EARN THEIR HIGHER RETURNS

On September 1, 1994 Thornburg Limited Term Municipal Fund National Portfolio begin offering Class C Shares of the Fund. The chart above is for the Fund's Class A Shares only. Class C Shares have different sales charges and expenses. See the inside front cover page for the 30 day SEC yield and the total returns at the maximum offering prices for one year, five years, ten years, and since inception for each class of shares of the Fund.

Note 1: Future increases, if any, of any of these investments may bear no relationship to prior increases. Quotations for the money fund averages are based upon 30 day yield quotations for taxable and tax-exempt money funds as quoted in "Donoghue's Money Fund Report" for the months covered by this analysis. The increase for the Class A Shares of Limited Term Municipal Fund - National Portfolio is based upon the dividends paid for the months covered by this analysis, the beginning offering price at $13.24 per share and the ending NAV at $13.45 per share. These investments returned the $100,000 initial investment in addition to the amounts shown above.

Note 2: This analysis does not take into account the effect, if any, caused by state and local income taxes. This analysis also assumes the income from the taxable money fund is taxed at 50% federal tax rate in 1985 and 1986, and 38.5% rate in 1987, a 31% rate 1988 to 1992, and a 39.6% rate in 1993 to 1996. The portion of the increase of Limited Term Municipal Fund representing appreciation of the share price is assumed to be taxed at a 28% federal tax rate. The average money market fund increases shown above may differ from the return of a particular money market fund. It is not possible to invest in these money fund averages.

Note 3: The net asset value of the money funds did not fluctuate. The net asset value of the Class A Shares of LTMFX did vary from time to time, and will continue to vary in the future. The analysis assumes that the investor received the net asset value of the shares owned, plus accrued income, at time of sale. Due to the effect of sales commissions, the net asset value of the Limited Term Municipal Fund's Class A Shares is less than the offering price of the shares. Redemptions are made at the then current net asset value, which may give you a gain or loss when you sell your shares.

Note 4: This analysis assumes that the dividends from each of these investment vehicles were reinvested and compounded monthly. Most money funds declare dividends daily and pay them monthly. Limited Term Municipal Fund also declares dividends daily and pays them monthly.



                                                                                                                      MACKENZIE

June 30, 1996
MACKENZIE                       MARKET COMMENTARY:
LIMITED TERM
MUNICIPAL                              During the first six months of the year       been supported by a stable US treasury
FUND                            interest rates trended higher in response to         market and high absolute levels of interest
                                faster than expected economic growth.                rates.
                                Additionally, energy and grain prices went                  For the twelve months ended June 30,
                                up because of colder than normal weather             1996, the total return of the Mackenzie Limited
--------------------            and low inventories of these commodities.            Term Municipal Fund was 4.46% without
ANNUAL                          On the labor front, a surprising number of           sales charge.  This compares with the average
REPORT                          new jobs were created and unemployment               of all Intermediate Municipal Debt Funds
--------------------            declined, leading to an increase in labor            tracked by Lipper Analytical Services, Inc.
This report and the             costs.  Historically, these factors have pre-        which was 4.86% for the same period.  (For
financial statements            saged an increase in inflation and as market         the Fund's total return with sales charge and
contained herein are            participants fear a repeat of the downturn in        performance commentary, please see the
submitted for the               bond prices similar to 1994, the tone of the         following page.)
general information of          fixed income markets has swung dramati-                     As municipalities continue to focus on
the shareholders.  This         cally from complacency to caution.                   improving their balance sheets, municipal
report is not authorized              Our research indicates the pace of             credit fundamentals are enhanced.  We
for distribution to             economic growth will moderate in the                 believe a stable supply of municipal issuance
prospective investors           months to come as the economy is in the              and increased demand should allow the
unless preceded or              later stages of a longer term economic               municipal bond market to perform well in
accompanied by an               recovery.  This deceleration should allay fears      the months ahead.
effective prospectus.           of a resurgence of inflation.  Additionally,
                                the Federal Reserve Board is firmly commit-          MACKENZIE INVESTMENT MANAGEMENT, INC.
Mackenzie Investment            ted to price stability and we expect that they
Management Inc.                 will act to defend this mission. Monetary
Via Mizner Financial            policy is currently somewhat restrictive
Plaza                           which should act as a brake on the economy
700 South Federal Hwy.          over the near future.
Boca Raton, FL 33432                  The municipal bond market continues
1-800-456-5111                  to outperform US treasuries.  The most
                                predominant reason for the strength in the
                                municipal market is likely explained by a
                                shift in asset allocation. Equity investors,
                                who are uncomfortable with the increased
                                volatility of US stock markets, have been
                                rotating assets into municipal bond funds.
                                Should equity markets continue to experi-
                                ence volatility, we would expect this trend to
                                persist.  The municipal bond market has also
                                ---------------------------------------------------------------------------------------------------
                                  BOARD OF TRUSTEES          OFFICERS             TRANSFER AGENT                  MANAGER
                                John S. Anderegg, Jr.   Michael G. Landry,        Ivy Mackenzie            Mackenzie Investment
                                   Paul H. Broyhill         President             Services Corp.              Management Inc.
                                   Stanley Channick     Keith J. Carlson,         P.O. Box 3022                Boca Raton, FL
                                  Frank W. DeFriece       Vice President          Boca Raton, FL
                                    Roy J. Glauber      C. William Ferris,          33431-0922                  DISTRIBUTOR
                                  Michael G. Landry    Secretary/Treasurer        1-800-777-6472               Ivy Mackenzie
                                 Joseph G. Rosenthal                                                         Distributors, Inc.
                                   J. Brendan Swan          CUSTODIAN                AUDITORS            Via Mizner Financial Plaza
                                                          Brown Brothers     Coopers & Lybrand L.L.P.    700 South Federal Highway
                                    LEGAL COUNSEL         Harriman & Co.       Fort Lauderdale, FL          Boca Raton, FL 33432
                                    Dechert Price           Boston, MA
                                       & Rhoads                                                               [LOGO IVY MACKENZIE]
                                      Boston, MA



PERFORMANCE COMMENTARY
For the twelve months ended June 30, 1996, the Mackenzie Limited Term Municipal Fund had a total return of 4.46%. This compares with the average of all Intermediate Municipal Debt Funds tracked by Lipper Analytical Services, Inc. which was 4.86% for the same period. The Fund's underperformance can be attributed to the manager's decision to extend the average duration of the Fund as a means of providing a higher level of tax-free income.

                      PERFORMANCE COMPARISON OF A $10,000
                    INVESTMENT SINCE INCEPTION OF THE FUND+

                                   [CHART]

+ Previous periods during which the Fund was advised by Zweig/Glaser Advisors are not shown.

--------------------------------------------------------------------------------------------
                                    MACKENZIE LIMITED TERM MUNICIPAL FUND
                                          FOR PERIOD ENDING 6/30/96
                      Class A*-with sales charge
                      Average Annual                           Class B**
                       Total Return                   Average Annual Total Return
--------------------------------------------------------------------------------------------
                  w/Reimb.    w/o Reimb.           w/Reimb.                 w/o Reimb.
--------------------------------------------------------------------------------------------
                                             w/CDSC      w/o CDSC      w/CDSC      w/o CDSC
                                             ----------------------------------------------
     1 Yr.          1.32%        .93%         .98%         3.98%        .58%         3.58%
-------------------------------------------------------------------------------------------
Since Inception     4.44%        4.14%        3.67%        4.51%        3.27%        4.11%
-------------------------------------------------------------------------------------------

 *Class A performance figures include the maximum sales charge of 3.00%. **Class B performance figures are calculated with and without the applicable
  Contingent Deferred Sales Charge (CDSC) up to a maximum of 3%.

All figures mentioned in the Market Commentary and in the chart and table reflect past results and assume reinvestment of dividends and distributions from capital gains. Future results will, of course, be different. The principal value of the Mackenzie Limited Term Municipal Fund will fluctuate and at redemption may be worth more or less than the amount of the original investment.
The Lehman Bros. 5-Year Municipal Bond Index is an unmanaged index of municipal bonds that assumes reinvestment of dividends and, unlike Fund returns, does not reflect any fees or expenses.
Please note that Treasury Bills are short-term interest bearing instruments which are guaranteed as to timely payment of principal and interest by the U.S. Government.
Performance is calculated for Class A shares of the Fund unless otherwise noted. Because Class B shares bear the expense of a higher distribution fee it is expected that the level of performance of the Fund 's Class B shares will be lower than that of the Fund 's Class A shares.
Total returns in some periods were higher due to reimbursement of the Fund 's expenses. See Financial Highlights.

- -----------------------------------------------------------------------------

PORTFOLIO OF INVESTMENTS
JUNE 30, 1996

(UNAUDITED)
  RATINGS
-----------
MOODY'S/S&P        MUNICIPAL BONDS AND NOTES -- 93.7%                                                    PRINCIPAL    VALUE
----------------------------------------------------------------------------------------------------------------------------------
                   ALABAMA -- 1.5%
A2       NR        Huntsville Alabama Ind. Rev. (TRW Inc. Project), 12.75%, 08/01/02...................  $1,000,000   $ 1,072,460
                                                                                                                      -----------
                   ALASKA -- 4.3%
Aaa      AAA       North Slope Boro Alaska (GO)(NC)(MBIA Insured), 0.00%, 01/01/01.....................   4,000,000     3,205,000
                                                                                                                      -----------
                   ARIZONA -- 3.6%
Baa1     A         Maricopa County Arizona School District (GO)(NC), 0.00%, 07/01/00...................     500,000       411,250
Baa1     A         Maricopa County Arizona School District (GO)(NC), 0.00%, 01/01/01...................     750,000       599,062
Baa1     A         Maricopa County Arizona School District (GO)(NC), 5.60%, 07/01/03...................     500,000       505,000
Aa       AA-       Maricopa County Arizona Unified School District (GO)(NC), 7.75%, 07/01/03...........   1,000,000     1,158,750
                                                                                                                      -----------
                                                                                                                        2,674,062
                                                                                                                      -----------
                   CALIFORNIA -- 17.4%
A        NR        California Educational Facilities Authority (NC), 6.30%, 09/01/00...................     450,000       474,750
NR       A-        California Health Facilities Financing Authority -- Downey Community Hospital,
                     5.30%, 05/15/04...................................................................     500,000       488,750
A1       A         California State (GO)(NC), 6.75%, 05/01/02..........................................     500,000       546,875
A1       A         California State (GO)(NC), 7.10%, 09/01/02..........................................     500,000       556,875
A1       A         California State (GO)(NC), 9.25%, 03/01/05..........................................     350,000       446,250
A1       AA-       Clovis Unified School Series A (GO)(NC),10.90%, 08/01/99............................     250,000       292,187
A1       AA-       Clovis Unified School Series B (GO)(NC), 0.00%, 08/01/02............................   1,000,000       732,500
A        A         Los Angeles County California Certificate of Participation, Correctional Facility
                     Improvements, 6.90%, 03/01/01.....................................................     500,000       522,500
A        A         Los Angeles County California Certificate of Participation, Disney Parking Project
                     (NC), 0.00%, 09/01/03.............................................................     250,000       162,188
Aa       AA        Los Angeles Dept. of Water & Power (NC), 9.00%, 07/15/98............................     500,000       626,875
Aa       AA-       Los Angeles Dept. of Water & Power (NC), 9.00%, 02/01/02............................     500,000       599,375
NR       A-p       Mount San Antonio California Community College (NC), 5.20%, 04/01/00................     500,000       498,125
Aaa      AAA       Palomar Pomerado Health System (NC)(MBIA Insured), 0.00%, 11/01/03..................     500,000       342,500
NR       A-        Pomona California Public Financing Authority (NC), 5.625%, 10/01/03.................     500,000       500,000
NR       A-        Redwood City California Public Financing Authority, 7.10%, 07/15/01.................     750,000       816,563
A        A         San Bernardino California Joint Powers Financing Authority (NC), 4.90%, 12/01/03....     500,000       486,875
A        BBB+      San Francisco California Port Revenue (NC), 9.00%, 07/01/03.........................   1,000,000     1,212,500
Aaa      AAA       Santa Clara Certificate of Participation (NC)(MBIA Insured), 7.75%. 02/01/02........     500,000       569,375
A        A         Southern California Public Power Authority, 6.75%, 07/01/01.........................   1,000,000     1,073,750
Aa       NR        University of California Certificate of Participation (NC), 10.00%, 11/01/03........   1,500,000     1,942,500
                                                                                                                      -----------
                                                                                                                       12,891,313
                                                                                                                      -----------
                   COLORADO -- 0.8%
Baa1     NR        El Paso County Colorado School District (GO)(NC), 8.25%, 12/15/04...................     500,000       602,500
                                                                                                                      -----------
                   CONNECTICUT -- 0.8%
Baa      BBB       New Haven Connecticut (GO)(NC), 9.50%, 11/15/03.....................................     500,000       608,125
                                                                                                                      -----------
                   FLORIDA -- 7.4%
NR       AA        East Lee County Florida Water Control District (NC) (Asset Guaranty Insured), 5.50%,
                     11/01/03..........................................................................     200,000       204,250
Aaa      AAA       Hillsborough County Florida Utility (MBIA Insured), 9.75%, 12/01/03.................     150,000       184,125
Aaa      AAA       Jacksonville Port Authority Rev. (MBIA Insured)(NC), 7.625%, 11/01/02...............     550,000       633,875
Aaa      AAA       Jacksonville Port Authority Rev. (MBIA Insured)(NC), 7.625%, 11/01/03...............   1,000,000     1,166,250
Aaa      AAA       Pasco County Florida School Board Certificate of Participation (FSA Insured)(NC),
                     6.10%, 08/01/01...................................................................     250,000       265,000
Aaa      AAA       Port St. Lucie Florida Stormwater Utility Revenue, 7.40%, 11/01/00 (Pre-refunded)...     250,000       277,188
Aaa      AAA       Volusia County School Board (NC)(FSA Insured), 10.00%, 08/01/00.....................   2,300,000     2,739,875
                                                                                                                      -----------
                                                                                                                        5,470,563
                                                                                                                      -----------
                   GEORGIA -- 0.7%
A1       A+        Savannah Georgia Resource Recovery Authority, 5.95%, 12/01/02.......................     500,000       519,375
                                                                                                                      -----------
                   GUAM -- 1.3%
NR       BBB       Guam Government (GO), 5.90%, 09/01/05...............................................   1,000,000       991,250
                                                                                                                      -----------
                   HAWAII -- 0.7%
Aa       AA        Honolulu City & County (GO)(NC), 7.25%, 07/01/00....................................     500,000       546,250
                                                                                                                      -----------
                   IDAHO -- 1.0%
NR       BBB+      Boise Idaho Urban Renewal Agency Parking Revenue, 6.00%, 09/01/02...................     700,000       719,250
                                                                                                                      -----------
                   ILLINOIS -- 1.8%
A        A-        Illinois Health Facilities Authority -- Illinois Masonic Medical Center, 5.20%,
                     10/01/03..........................................................................     500,000       484,375
Aaa      AAA       Metropolitan Pier & Exposition Authority Illinois (NC) (MBIA Insured), 0.00%,
                     12/15/01..........................................................................     500,000       380,000
Aaa      AAA       Will & Kendall Counties Illinois School District (GO)(AMBAC Insured), 5.45%,
                     01/01/05..........................................................................     500,000       504,375
                                                                                                                      -----------
                                                                                                                        1,368,750
                                                                                                                      -----------

                      (See Notes to Financial Statements)

JUNE 30, 1996

(UNAUDITED)
  RATINGS
-----------
MOODY'S/S&P        MUNICIPAL BONDS AND NOTES                                                             PRINCIPAL    VALUE
----------------------------------------------------------------------------------------------------------------------------------
                   IOWA -- 0.8%
Aaa      AAA       Muscatine Iowa Electric, 9.50%, 01/01/04 (Escrowed to Maturity).....................  $  500,000   $   604,375
                                                                                                                      -----------
                   LOUISIANA -- 3.6%
Aaa      AAA       Louisiana Gas & Fuels (FGIC Insured), 7.25%, 11/15/00...............................     500,000       545,625
A3       A         Louisiana State Offshore Terminal Authority (NC), 6.25%, 09/01/04...................   2,000,000     2,102,500
                                                                                                                      -----------
                                                                                                                        2,648,125
                                                                                                                      -----------
                   MAINE -- 2.2%
NR       A+        Maine Muni Bond Bank, 7.30%, 11/01/99 (Pre-refunded)................................   1,500,000     1,651,875
                                                                                                                      -----------
                   MARYLAND -- 2.1%
Aa       AA        Maryland State Individual Development Financing Authority -- Holy Cross (NC), 5.50%,
                     12/01/01..........................................................................   1,500,000     1,533,750
                                                                                                                      -----------
                   MASSACHUSETTS -- 3.2%
A        A+        Massachusetts (GO), 6.50%, 07/01/02.................................................     500,000       540,625
Baa1     NR        Massachusetts State Health & Educational Facilities Authority Revenue (Holyoke
                     Hospital), 6.25%, 07/01/04........................................................   1,000,000     1,032,500
A1       A-        Massachusetts State Industrial Finance Agency (NC)(Mass Biomedical), 0.00%,
                     08/01/00..........................................................................   1,000,000       820,000
                                                                                                                      -----------
                                                                                                                        2,393,125
                                                                                                                      -----------
                   MINNESOTA -- 1.4%
Baa3     NR        International Falls Minnesota Pollution Control Revenue, 7.15%, 5/15/98.............     500,000       520,000
NR       BBB+      Minneapolis Minnesota Community Development, 7.00%, 12/01/03........................     500,000       521,250
                                                                                                                      -----------
                                                                                                                        1,041,250
                                                                                                                      -----------
                   MISSISSIPPI -- 2.2%
Aaa      AAA       Columbus Mississippi (MBIA Insured)(NC), 8.80%, 05/01/02............................     500,000       593,750
NR       A-        Mississippi Medical Center Educational Building Corporation, University of
                     Mississippi Medical Center Project (NC), 7.00%, 12/01/00..........................   1,000,000     1,060,000
                                                                                                                      -----------
                                                                                                                        1,653,750
                                                                                                                      -----------
                   NEVADA -- 0.8%
Aaa      AAA       Reno Nevada (GO)(NC)(MBIA Insured), 8.70%, 05/01/99.................................     545,000       604,269
                                                                                                                      -----------
                   NEW HAMPSHIRE -- 0.5%
Aa       AA        New Hampshire State (GO)(NC), 0.00%, 07/01/04.......................................     500,000       333,125
                                                                                                                      -----------
                   NEW YORK -- 5.4%
Aaa      AAA       Brookhaven New York Series A (MBIA Insured)(GO)(NC), 7.00%, 11/01/04................     300,000       339,750
Baa1     BBB       Metropolitan Transportation Authority New York Service Contract, 7.00%, 07/01/02....   1,000,000     1,090,000
Baa1     A-        New York City (GO)(NC), Series A, 7.00%, 08/01/03...................................     500,000       530,625
Baa1     A-        New York City (GO)(NC), Series D, 5.70%, 08/01/02...................................     750,000       749,062
Baa      BBB-      New York City Health & Hospital Corporation Revenue, 6.00%, 02/15/05................     750,000       745,312
Aa       NR        New York State Medical Care Facilities Financing Agency (SONYMA Insured), 6.00%,
                     11/15/02..........................................................................     500,000       522,500
                                                                                                                      -----------
                                                                                                                        3,977,249
                                                                                                                      -----------
                   NORTH CAROLINA -- 1.4%
NR       A-        Gastonia North Carolina Housing Corporation, 5.75%, 07/01/04........................   1,000,000     1,038,750
                                                                                                                      -----------
                   OKLAHOMA -- 0.7%
A        A         Southern Oklahoma Memorial Hospital (NC), 5.60%, 02/01/00...........................     500,000       508,125
                                                                                                                      -----------
                   OREGON -- 0.5%
Aa       AA-       Oregon State (GO)(NC), 9.00%, 10/01/00..............................................     300,000       350,250
                                                                                                                      -----------
                   PENNSYLVANIA -- 2.2%
Aaa      AAA       Pennsylvania Higher Ed. Series A (FGIC Insured)(NC), 6.80%, 12/01/00................   1,000,000     1,071,250
Aa3      AA-       Southeastern Pennsylvania Transportation Authority (NC), 6.00%, 06/01/01............     500,000       523,125
                                                                                                                      -----------
                                                                                                                        1,594,375
                                                                                                                      -----------
                   PUERTO RICO -- 4.5%
Baa1     A         Puerto Rico Commonwealth (GO)(NC), 0.00%, 07/01/03..................................   1,000,000       697,500
Baa1     A         Puerto Rico Commonwealth (GO)(NC), 0.00%, 07/01/04..................................     400,000       263,000
Baa1     A         Puerto Rico Commonwealth (GO)(NC), 5.10%, 07/01/02..................................     400,000       404,000
Baa1     A-        Puerto Rico Electric Power Authority Power Revenue, 6.80%, 07/01/00.................     900,000       967,500
Baa1     A-        Puerto Rico Municipal Finance Agency (GO), 5.70%, 07/01/03..........................   1,000,000     1,027,500
                                                                                                                      -----------
                                                                                                                        3,359,500
                                                                                                                      -----------
                   RHODE ISLAND -- 4.5%
Aaa      AAA       Rhode Island Clean Water (NC)(MBIA Insured), 9.20%, 10/01/02........................   1,400,000     1,702,750
Aaa      AAA       Rhode Island Clean Water (NC)(MBIA Insured), 9.20%, 10/01/01........................   1,385,000     1,649,881
                                                                                                                      -----------
                                                                                                                        3,352,631
                                                                                                                      -----------

                      (See Notes to Financial Statements)

JUNE 30, 1996

(UNAUDITED)
  RATINGS
-----------
MOODY'S/S&P        MUNICIPAL BONDS AND NOTES                                                             PRINCIPAL    VALUE
----------------------------------------------------------------------------------------------------------------------------------
                   SOUTH CAROLINA -- 2.6%
Aaa      AAA       Charleston County SC (NC), 8.25%, 07/01/00..........................................  $  500,000   $   558,750
Aaa      AAA       Edgefield County Central School District (FSA Insured)(GO)(NC), 8.50%, 02/01/02.....     300,000       353,625
A        BBB       Piedmont South Carolina Municipal Power Agency, 6.05%, 01/01/04.....................   1,000,000     1,033,750
                                                                                                                      -----------
                                                                                                                        1,946,125
                                                                                                                      -----------
                   TEXAS -- 9.5%
A        A-        Austin Texas Water Sewer & Electric (NC), 14.00%, 11/15/01 (Escrowed to Maturity)...      15,000        19,631
A        A-        Austin Texas Water Sewer & Electric, 14.00%, 11/15/01 (Pre-refunded)................     985,000     1,281,731
Aaa      NR        Channelview Texas Independent School District (GO)(NC), 7.00%, 08/15/02.............     500,000       556,250
Aaa      AAA       Denton County Texas (GO)(MBIA Insured), 7.75%, 07/15/02.............................   1,000,000     1,150,000
A        A-        Harris County Texas Health Facs. Dev. (NC), 6.90%, 06/01/02.........................   1,000,000     1,067,500
Aaa      AAA       Houston Texas Water Conveyance Cert. Series F (NC)(AMBAC Insured), 7.20%,
                     12/15/02..........................................................................   1,000,000     1,120,000
Aaa      AAA       Irving Texas Independent School District (GO)(NC)(PSFG Insured), 0.00%, 02/15/02....   2,000,000     1,512,500
Aaa      AAA       Irving Texas Independent School District (GO)(NC)(PSFG Insured), 0.00%, 02/15/04....     500,000       338,750
                                                                                                                      -----------
                                                                                                                        7,046,362
                                                                                                                      -----------
                   UTAH -- 1.3%
Baa      BBB+      Davis County Utah Solid Waste Management and Recovery Revenue, 5.90%, 06/15/03......   1,000,000       978,750
                                                                                                                      -----------
                   WASHINGTON -- 3.0%
Aaa      AAA       Jefferson County Washington Public Hospital (GO)(NC)(FGIC Insured), 7.50%,
                     12/01/02..........................................................................     500,000       573,750
Aaa      AAA       Jefferson County Washington Public Hospital (GO)(NC)(FGIC Insured), 7.50%,
                     12/01/03..........................................................................     500,000       580,000
NR       AA-       Washington State Health Care Facilities Authority (NC), 6.20%, 02/15/01.............     500,000       523,125
Aaa      AAA       Washington State Public Power Supply, 7.50%, 07/01/15 (Pre-refunded)................     485,000       534,714
                                                                                                                      -----------
                                                                                                                        2,211,589
                                                                                                                      -----------
                   TOTAL INVESTMENTS -- 93.7%
                   (Cost -- $69,538,015)*..............................................................                69,496,248
                   OTHER ASSETS, LESS LIABILITIES -- 6.3%..............................................                 4,708,531
                                                                                                                      -----------
                   NET ASSETS -- 100%..................................................................               $74,204,779
                                                                                                                      ===========
                   *Cost for Federal income tax purposes is $69,272,102.
                   AMBAC   - AMBAC Indemnity Corporation
                   FGIC    - Financial Guaranty Insurance Company
                   FSA     - Financial Security Association
                   GO      - General Obligation
                   MBIA    - Municipal Bond Insurance Association
                   NC      - Non Callable
                   NR      - Not Rated
                   PSFG    - Permanent School Fund Guaranty
                   SONYMA  - State of New York Mortgage Agency
                   OTHER INFORMATION:
                   At June 30, 1996, net unrealized depreciation based on cost for Federal income tax purposes is as follows:
                      Gross unrealized appreciation................................................................   $   783,071
                      Gross unrealized depreciation................................................................      (558,925)
                                                                                                                      -----------
                               Net unrealized depreciation.........................................................   $   224,146
                                                                                                                      ===========
                   Purchases and sales of municipal securities aggregated $30,788,167 and $68,201,377, respectively, for the period ended June 30, 1996.

                      (See Notes to Financial Statements)

STATEMENT OF ASSETS AND LIABILITIES
JUNE 30, 1996

ASSETS
Investments, at value (identified cost -- $69,538,015)..............................................................  $69,496,248
Cash................................................................................................................    3,496,585
Receivables:
  Fund shares sold..................................................................................................        2,475
  Interest..........................................................................................................    1,212,711
  Manager for expense reimbursement.................................................................................       36,181
Deferred organization expenses......................................................................................        9,670
Other assets........................................................................................................       20,358
                                                                                                                      -----------
  Total assets......................................................................................................   74,274,228
                                                                                                                      -----------
LIABILITIES
Payables:
  Management fee....................................................................................................       33,236
  12b-1 service and distribution fees...............................................................................       15,754
  Administrative services fee.......................................................................................        6,043
  Fund accounting...................................................................................................        6,250
  Transfer agent....................................................................................................        8,166
                                                                                                                      -----------
  Total liabilities.................................................................................................       69,449
                                                                                                                      -----------
NET ASSETS..........................................................................................................  $74,204,779
                                                                                                                      ===========
CLASS A:
Net asset value and redemption price per share ($72,125,863/7,124,675 shares outstanding)...........................  $     10.12
                                                                                                                      ===========
Maximum offering price per share ($10.12 X 100/97.00)*..............................................................  $     10.43
                                                                                                                      ===========
CLASS B:
Net asset value and offering price per share ($2,078,916/205,390 shares outstanding)**..............................  $     10.12
                                                                                                                      ===========
NET ASSETS CONSIST OF:
  Capital paid-in...................................................................................................  $75,869,080
  Accumulated net realized loss on investments......................................................................   (1,669,709)
  Accumulated undistributed net investment income...................................................................       47,175
  Net unrealized depreciation on investments........................................................................      (41,767)
                                                                                                                      -----------
NET ASSETS..........................................................................................................  $74,204,779
                                                                                                                      ===========

 * On sales of more than $25,000 the offering price is reduced.
** Redemption price per share is equal to the net asset value per share less any applicable contingent deferred sales charge.

                      (See Notes to Financial Statements)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 1996

Investment income
  Interest................................................................................................             $4,953,127
                                                                                                                       ----------
Expenses
  Management fee..........................................................................................  $513,762
  Transfer agent..........................................................................................   107,108
  Administrative services fee.............................................................................    93,411
  Custodian fees..........................................................................................    77,277
  Blue Sky fees...........................................................................................    22,023
  Auditing and accounting fees............................................................................    31,867
  Shareholder reports.....................................................................................     7,249
  Amortization of organization expenses...................................................................    11,548
  Fund accounting.........................................................................................    83,991
  Trustees' fees..........................................................................................     4,860
  12b-1 service and distribution fees
    Class A...............................................................................................   228,045
    Class B...............................................................................................    16,450
  Legal...................................................................................................    30,196
  Other...................................................................................................    15,019
                                                                                                                       ----------
                                                                                                                        1,242,806
  Expenses reimbursed by manager..........................................................................               (373,984)
  Fees paid indirectly....................................................................................                (26,496)
                                                                                                                       ----------
    Net expenses..........................................................................................                842,326
                                                                                                                       ----------
NET INVESTMENT INCOME.....................................................................................              4,110,801
                                                                                                                       ----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
  Net realized gain on investments........................................................................                535,769
  Net unrealized depreciation during the period on investments............................................               (112,650)
                                                                                                                       ----------
    Net gain on investments...............................................................................                423,119
                                                                                                                       ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS......................................................             $4,533,920
                                                                                                                       ==========

                      (See Notes to Financial Statements)

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED JUNE 30, 1996 AND 1995

                                                                                                          1996           1995
                                                                                                      ------------   ------------
DECREASE IN NET ASSETS
Operations:
  Net investment income.............................................................................  $  4,110,801   $  6,092,576
  Net realized gain (loss) on investments...........................................................       535,769     (3,702,309)
  Net unrealized appreciation (depreciation) during the period on investments.......................      (112,650)     5,286,010
                                                                                                      ------------   ------------
    Net increase resulting from operations..........................................................     4,533,920      7,676,277
                                                                                                      ------------   ------------
Class A distributions
  From net investment income........................................................................    (3,954,375)    (6,013,129)
  In excess of net investment income................................................................            --       (891,631)
                                                                                                      ------------   ------------
    Total distributions to Class A shareholders.....................................................    (3,954,375)    (6,904,760)
                                                                                                      ------------   ------------
Class B distributions
  From net investment income........................................................................       (83,982)       (79,447)
  In excess of net investment income................................................................            --        (11,782)
                                                                                                      ------------   ------------
    Total distributions to Class B shareholders.....................................................       (83,982)       (91,229)
                                                                                                      ------------   ------------
Fund share transactions (Note 4):
  Class A...........................................................................................   (36,365,347)   (47,921,734)
  Class B...........................................................................................      (283,443)     1,381,678
                                                                                                      ------------   ------------
    Net decrease resulting from Fund share transactions.............................................   (36,648,790)   (46,540,056)
                                                                                                      ------------   ------------
TOTAL DECREASE IN NET ASSETS........................................................................   (36,153,227)   (45,859,768)
NET ASSETS
  Beginning of period...............................................................................   110,358,006    156,217,774
                                                                                                      ------------   ------------
  END OF PERIOD.....................................................................................  $ 74,204,779   $110,358,006
                                                                                                      ============   ============
ACCUMULATED UNDISTRIBUTED NET INVESTMENT INCOME (LOSS)..............................................  $     47,175   $    (25,269)
                                                                                                      ============   ============

                      (See Notes to Financial Statements)

FINANCIAL HIGHLIGHTS

CLASS A                                                                            FOR THE YEAR ENDED JUNE 30,
                                                                -----------------------------------------------------------------
SELECTED PER SHARE DATA                                          1996           1995           1994          1993          1992
                                                                -------       --------       --------       -------       -------
Net asset value, beginning of period..........................  $ 10.11       $  10.02       $  10.47       $ 10.41       $ 10.36
                                                                -------       --------       --------       -------       -------
  Income from investment operations
  Net investment income(a)....................................      .44            .43            .62           .63           .63
  Net gain (loss) on investments (both realized and
    unrealized)...............................................      .01            .16           (.45)          .07           .05
                                                                -------       --------       --------       -------       -------
    Total from investment operations..........................      .45            .59            .17           .70           .68
                                                                -------       --------       --------       -------       -------
  Less distributions
  From net investment income..................................      .44            .43            .62           .63           .62
  In excess of net investment income..........................       --            .07             --           .01            --
  From net realized gain......................................       --             --             --            --           .01
                                                                -------       --------       --------       -------       -------
    Total distributions.......................................      .44            .50            .62           .64           .63
                                                                -------       --------       --------       -------       -------
Net asset value, end of period................................  $ 10.12       $  10.11       $  10.02       $ 10.47       $ 10.41
                                                                =======       ========       ========       =======       =======
Total return(%)(b)............................................     4.46           6.07           1.56          6.97          6.56
RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (in thousands)......................  $72,126       $108,000       $155,187       $94,460       $30,005
Ratio of expenses to average net assets
  With expense reimbursement and fees paid indirectly(%)(c)...      .89            .89            .88           .85           .97
  Without expense reimbursement and fees paid
    indirectly(%)(c)..........................................     1.32           1.18           1.11          1.20          1.25
Ratio of net investment income to average net assets(%)(a)....     4.41           4.38           6.06          6.13          6.24
Portfolio turnover rate(%)....................................       34             53             36            32            62

                                                                                                                   FOR THE PERIOD
                                                                                                                   APRIL 1, 1994
                                                                                          FOR THE YEAR ENDED       (COMMENCEMENT)
CLASS B                                                                                        JUNE 30,             TO JUNE 30,
                                                                                         ---------------------     --------------
SELECTED PER SHARE DATA                                                                   1996           1995           1994
                                                                                         ------         ------     --------------
Net asset value, beginning of period...................................................  $10.11         $10.02         $10.11
                                                                                         ------         ------         ------
  Income from investment operations
  Net investment income(a).............................................................     .40            .38            .12
  Net gain (loss) on investments (both realized and unrealized)........................     .01            .16           (.06)
                                                                                         ------         ------         ------
    Total from investment operations...................................................     .41            .54            .06
                                                                                         ------         ------         ------
  Less distributions
  From net investment income...........................................................     .40            .38            .12
  In excess of net investment income...................................................      --            .07            .03
                                                                                         ------         ------         ------
    Total distributions................................................................     .40            .45            .15
                                                                                         ------         ------         ------
Net asset value, end of period.........................................................  $10.12         $10.11         $10.02
                                                                                         ======         ======     ==============
Total return(%)........................................................................    3.98(b)        5.54(b)         .63(d)
RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (in thousands)...............................................  $2,079         $2,358         $1,030
Ratio of expenses to average net assets
  With expense reimbursement and fees paid indirectly(%)(c)............................    1.39           1.39           1.38(e)
  Without expense reimbursement and fees paid indirectly(%)(c).........................    1.82           1.68           1.61(e)
Ratio of net investment income to average net assets(%)(a).............................    3.91           3.88           5.56(e)
Portfolio turnover rate(%).............................................................      34             53             36

(a)   Net investment income is net of expenses reimbursed by manager.
(b)   Total return does not reflect a sales charge.
(c) Beginning in July 1995, total expenses include fees paid indirectly through an expense offset arrangement.
(d) Total return represents aggregate total return and does not reflect a sales charge.
(e)   Annualized.

                      (See Notes to Financial Statements)

NOTES TO FINANCIAL STATEMENTS

    Mackenzie Limited Term Municipal Fund (the Fund) is a series of shares of Mackenzie Series Trust. The shares of beneficial interest are $.001 par value and an unlimited number of shares of Class A and Class B are authorized. Mackenzie Series Trust was organized as a Massachusetts business trust under a Declaration of Trust dated April 22, 1985 and is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles. Preparation of the financial statements includes the use of management estimates. Actual results could differ from those estimates.

    SECURITY VALUATION -- Municipal securities are valued utilizing primarily the latest bid prices or, if bid prices are not available, on the basis of valuation based upon a matrix system (which considers factors such as security prices, yields, maturities and ratings), both as furnished by an independent pricing service approved by the Board of Trustees (the Board).

    SECURITY TRANSACTIONS AND INVESTMENT INCOME -- Securities transactions are accounted for on the trade date. Interest income is accrued on a daily basis. Realized gains and losses from securities transactions are calculated on an identified cost basis.

    FEDERAL INCOME TAXES -- The Fund intends to qualify for tax treatment applicable to regulated investment companies under the Internal Revenue Code, as amended, and distribute all of its taxable income to its shareholders. Therefore, no provision has been recorded for Federal income or excise taxes.

    The Fund has a net tax-basis capital loss carryforward of approximately $1,936,000 as of June 30, 1996 which may be applied against any realized net taxable gains of each succeeding fiscal year until fully realized or until the expiration date, whichever occurs first. The carryforward expires $606,000 in 1997, $11,000 in 2001, $21,000 in 2002, $560,000 in 2003 and $738,000 in 2004.

    DISTRIBUTIONS TO SHAREHOLDERS -- Normally, distributions from net investment income are declared monthly and net realized capital gains, if any, are declared in June. An additional distribution may be declared if necessary to avoid the payment of a four percent Federal excise tax.

    On January 1, 1996, under a Plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, approved by the Fund's Board December 2, 1995, the Fund discontinued its practice of declaring daily a dividend to Class A shares at the rate per share of the excess 12b-1 fees of Class B shares over Class A shares.

    For the Fund's taxable year ended June 30, 1996, 100% of distributions paid were exempt interest dividends for Federal income tax purposes.

    DEFERRED ORGANIZATION EXPENSES -- Expenses incurred by the Fund in connection with its issuing Class B shares have been deferred and are being amortized on a straight-line basis over a five year period.

    RECLASSIFICATIONS -- The timing and characterization of certain income and net capital gain distributions are determined annually in accordance with Federal tax regulations which may differ from generally accepted accounting principles. These differences primarily relate to certain securities sold at a loss. As a result, Net realized gain (loss) on investments for a reporting period may differ significantly in amount and character from distributions during such period. Accordingly, the Fund may periodically make reclassifications among certain of its capital accounts without impacting the net asset value of the Fund.

    FEES PAID INDIRECTLY -- The Fund has an arrangement whereby a certain percentage of quarterly cumulative credits resulting from cash balances on deposit with the custodian are used to offset custody fees, including transaction and out-of-pocket expenses. For the year ended June 30, 1996, custody fees were reduced by $26,496 under this arrangement.

2. RELATED PARTIES

    Mackenzie Investment Management Inc. (MIMI) is the Manager and Investment Adviser of the Fund. For its services, MIMI receives a fee monthly at the annual rate of .55% on the Fund's average net assets.

    If the Fund's total expenses in any fiscal year (excluding interest, taxes, brokerage commissions, extraordinary expenses and other expenses subject to approval by state securities administrators) exceed limits applicable under state securities laws, MIMI will bear the excess expenses. Currently, MIMI voluntarily limits the Fund's total operating expenses (excluding taxes, 12b-1 fees, brokerage commissions, interest, litigation and indemnification expenses, and other extraordinary expenses) to an annual rate of .64% of its average net assets. The voluntary expense limitation may be terminated or revised at any time on 30 days notice to shareholders. Expenses reimbursed by manager reflected in the Statement of Operations consists of a voluntary reimbursement.

    MIMI also provides certain administrative, accounting and pricing services for the Fund. As compensation for those services, the Fund pays MIMI fees plus certain out-of-pocket expenses. Such fees are reflected as Administrative services fee and Fund accounting in the Statement of Operations.

    Ivy Mackenzie Distributors, Inc. (IMDI), a wholly owned subsidiary of MIMI, is the underwriter and distributor of the Fund's shares, and as such, purchases shares from the Fund at net asset value to settle orders from investment dealers. For the year ended June 30, 1996, the net amount of underwriting discount retained by IMDI was $8,684.

    Under Service and Distribution Plans, the Fund reimburses IMDI for service fee payments made to brokers at an annual rate not to exceed .25% of its average net asset value. Class B shares are also subject to an ongoing distribution fee at an annual rate of .50% of the average net asset value attributable to Class B shares. IMDI may use such distribution fee for purposes of advertising and marketing shares of the Fund. Such fees are reflected as 12b-1 service and distribution fees in the Statement of Operations.

    Ivy Mackenzie Services Corp. (IMSC), a wholly owned subsidiary of MIMI, is the transfer and shareholder servicing agent for the Fund. The Fund pays a monthly fee and certain out-of-pocket expenses. Such fees and expenses are reflected as Transfer agent in the Statement of Operations.

3. BOARD'S COMPENSATION

    Trustees who are not affiliated with MIMI receive compensation from the Fund, which is reflected as Trustees' fees in the Statement of Operations.

4. FUND SHARE TRANSACTIONS

    Fund share transactions for both Class A and Class B were as follows:

                                  YEAR ENDED                  YEAR ENDED
                                 JUNE 30, 1996               JUNE 30, 1995
                           -------------------------   -------------------------
CLASS A                       SHARES        AMOUNT        SHARES        AMOUNT
-------------------------  ----------   ------------   ----------   ------------
Sold.....................     670,451   $  6,832,013    2,084,010   $ 20,459,375
Issued on reinvestment of
 distributions...........     241,989      2,465,947      418,632      4,149,371
Repurchased..............  (4,468,714)   (45,663,307)  (7,316,999)   (72,530,480)
                           ----------   ------------   ----------   ------------
Net decrease.............  (3,556,274)  $(36,365,347)  (4,814,357)  $(47,921,734)
                           ============ ============== ============ ==============

                                  YEAR ENDED                  YEAR ENDED
                                 JUNE 30, 1996               JUNE 30, 1995
                           -------------------------   -------------------------
CLASS B                       SHARES        AMOUNT        SHARES        AMOUNT
------------------------   ----------   ------------   ----------   ------------
Sold.....................      60,104   $    617,543      189,520   $  1,974,377
Issued on reinvestment of
 distributions...........       4,981         50,750        5,698         56,431
Repurchased..............     (92,882)      (951,736)     (64,904)      (649,130)
                           ----------   ------------   ----------   ------------
Net increase (decrease)..     (27,797)  $   (283,443)     130,314   $  1,381,678
                           ============ ============== ============ ==============

REPORT OF INDEPENDENT ACCOUNTANTS

To The Shareholders and
Board of Trustees of
Mackenzie Limited Term Municipal Fund (the Fund)

     We have audited the accompanying statement of assets and liabilities of the Fund, including the schedule of portfolio investments, as of June 30, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods indicated. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1996 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Fund as of June 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the periods indicated, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Fort Lauderdale, Florida
August 15, 1996

MLTMF-2-896

DECEMBER 31, 1996                                          [MACKENZIE LOGO]


MACKENZIE LIMITED TERM MUNICIPAL FUND


MARKET COMMENTARY:

        Overall, fixed income markets in 1996 were marked by unfulfilled expectations and interest rate volatility. Following a quarter point decrease in the discount rate in January 1996, there were several indicators pointing to increased economic growth--increased wage pressure, higher petroleum and grain prices, a strong dollar and full employment--and bond markets responded by pushing interest rates higher.
        Later in the year, market participants watched guardedly for inflation to rear its head. However, US Gross Domestic Product (GDP) and the Consumer Price Index (CPI) continued to reflect moderate growth which resulted in interest rates coming down, only to rise again by year end.
        The municipal bond market also had to contend with interest rate volatility and inflationary pressures caused by increased economic growth, as well as first quarter concerns about proposed tax reform. We believe continued evidence of a moderating economy should, however, keep interest rates in a trading range and inflation should remain low. But the threat of tax reform still looms. A Republican-controlled Congress could bring tax reform and related issues to the forefront once again. The demand for municipal bonds has, however, remained strong as supply continued to decrease from its high in 1993.
        Municipal credit rating agencies have come under fire for not detecting fiscal problems early enough to warn investors. We believe it will be important, therefore, to focus on higher credit quality and strong underlying fundamentals in the coming year.
        The Mackenzie Limited Term Municipal Fund maintains its disciplined investment approach and focus on shorter term, investment grade bonds. With an average maturity of just more than five years and 84% of the Fund rated A or better, we believe this Fund should provide conservative tax-free investors with a good balance of yield and return.

MACKENZIE INVESTMENT MANAGEMENT, INC.

    BOARD OF TRUSTEES                        OFFICERS                          TRANSFER AGENT                       MANAGER
  John S. Anderegg, Jr.            Michael G. Landry, Chairman                 Ivy Mackenzie                  Mackenzie Investment
     Paul H. Broyhill              Keith J. Carlson, President                 Services Corp.                    Management Inc.
     Keith J. Carlson                  C. William Ferris,                       P.O. Box 3022                    Boca Raton, FL
     Stanley Channick                  Secretary/Treasurer                Boca Raton, FL 33431-0922
  Frank W. DeFriece, Jr.                                                      1-800-777-6472                     DISTRIBUTOR
      Roy J. Glauber                        CUSTODIAN                                                           Ivy Mackenzie
    Michael G. Landry             Brown Brothers Harriman & Co.                   AUDITORS                    Distributors, Inc.
   Joseph G. Rosenthal                      Boston, MA                   Coopers & Lybrand L.L.P.        Via Mizner Financial Plaza
     J. Brendan Swan                                                       Fort Lauderdale, FL            700 South Federal Highway
                                                                                                             Boca Raton, FL 33432
      LEGAL COUNSEL
  Dechert Price & Rhoads
        Boston, MA


PORTFOLIO OF INVESTMENTS
DECEMBER 31, 1996 (UNAUDITED)

(UNAUDITED)
RATINGS
-----------------
MOODY'S/S&P       MUNICIPAL BONDS AND NOTES -- 96.7%                           PRINCIPAL     VALUE
---------------------------------------------------------------------------------------------------------
                  ALABAMA -- 1.6%
A2       NR       Huntsville Alabama Ind. Rev. (TRW Inc. Project), 12.75%,
                    08/01/02..................................................  $1,000,000   $ 1,040,689
                                                                                             -----------
                  ALASKA -- 5.2%
Aaa      AAA      North Slope Boro Alaska (GO)(NC)(MBIA Insured), 0.00%,
                    01/01/01..................................................   4,000,000     3,305,000
                                                                                             -----------
                  ARIZONA -- 4.3%
Baa1     A        Maricopa County Arizona School District (GO)(NC), 0.00%,
                    07/01/00..................................................     500,000       425,625
Baa1     A        Maricopa County Arizona School District (GO)(NC), 0.00%,
                    01/01/01..................................................     750,000       621,562
Baa1     A        Maricopa County Arizona School District (GO)(NC), 5.60%,
                    07/01/03..................................................     500,000       513,125
Aa       AA-      Maricopa County Arizona Unified School District (GO)(NC),
                    7.75%, 07/01/03...........................................   1,000,000     1,165,000
                                                                                             -----------
                                                                                               2,725,312
                                                                                             -----------
                  CALIFORNIA -- 15.1%
A1       A        California State (GO)(NC), 9.25%, 03/01/05..................     350,000       450,187
A1       AA-      Clovis Unified School Series B (GO)(NC), 0.00%, 08/01/02....   1,000,000       763,750
A        A        Los Angeles County California Certificate of Participation,
                    Correctional Facility Improvements, 6.90%, 03/01/01.......     500,000       528,125
A        A        Los Angeles County California Certificate of Participation,
                    Disney Parking Project (NC), 0.00%, 09/01/03..............     250,000       171,250
Aa       AA       Los Angeles Dept. of Water & Power (NC), 9.00%, 09/01/04....     500,000       627,500
Aa       AA-      Los Angeles Dept. of Water & Power (NC), 9.00%, 02/01/02....     500,000       597,500
Aaa      AAA      Palomar Pomerado Health System (NC)(MBIA Insured), 0.00%,
                    11/01/03..................................................     500,000       360,000
NR       A-       Pomona California Public Financing Authority (NC), 5.625%,
                    10/01/03..................................................     500,000       507,500
NR       A-       Redwood City California Public Financing Authority, 7.10%.
                    07/15/01..................................................     750,000       818,438
A        BBB+     San Francisco California Port Revenue (NC), 9.00%,
                    07/01/03..................................................   1,000,000     1,213,750
Aaa      AAA      Santa Clara Certificate of Participation (NC)(MBIA Insured),
                    7.75%. 02/01/02...........................................     500,000       571,875
A        A        Southern California Public Power Authority, 6.75%,
                    07/01/01..................................................   1,000,000     1,078,750
Aa       NR       University of California Certificate of Participation (NC),
                    10.00%, 11/01/03..........................................   1,500,000     1,942,500
                                                                                             -----------
                                                                                               9,631,125
                                                                                             -----------
                  COLORADO -- 1.0%
Baa1     NR       El Paso County Colorado School District (GO)(NC), 8.25%,
                    12/15/04..................................................     500,000       608,750
                                                                                             -----------
                  CONNECTICUT -- 1.0%
Baa      BBB      New Haven Connecticut (GO)(NC), 9.50%, 11/15/03.............     500,000       611,875
                                                                                             -----------
                  FLORIDA -- 8.1%
NR       AA       East Lee County Florida Water Control District (NC) (Asset
                    Guaranty Insured), 5.50%, 11/01/03........................     200,000       206,750
Aaa      AAA      Hillsborough County Florida Utility (MBIA Insured), 9.75%.
                    12/01/03..................................................     150,000       181,687
Aaa      AAA      Jacksonville Port Authority Rev. (MBIA Insured)(NC), 7.625%,
                    11/01/02..................................................     550,000       634,563
Aaa      AAA      Jacksonville Port Authority Rev. (MBIA Insured)(NC), 7.625%,
                    11/01/03..................................................   1,000,000     1,171,250
Aaa      AAA      Pasco County Florida School Board Certificate of
                    Participation (FSA Insured)(NC),
                    6.10%, 08/01/01...........................................     250,000       266,875
Aaa      AAA      Volusia County School Board (NC)(FSA Insured), 10.00%,
                    08/01/00..................................................   2,300,000     2,702,500
                                                                                             -----------
                                                                                               5,163,625
                                                                                             -----------
                  GEORGIA -- 0.8%
A1       A+       Savannah Georgia Resource Recovery Authority, 5.95%,
                    12/01/02..................................................     500,000       526,250
                                                                                             -----------
                  GUAM -- 1.6%
NR       BBB      Guam Government (GO), 5.90%, 09/01/05.......................   1,000,000     1,006,250
                                                                                             -----------
                  HAWAII -- 0.9%
Aa       AA       Honolulu City & County (GO)(NC), 7.25%, 07/01/00............     500,000       545,000
                                                                                             -----------
                  IDAHO -- 1.1%
NR       BBB+     Boise Idaho Urban Renewal Agency Parking Revenue, 6.00%,
                    09/01/02..................................................     700,000       725,375
                                                                                             -----------
                  ILLINOIS -- 3.1%
A        A-       Illinois Health Facilities Authority -- Ill Masonic Medical
                    Center, 5.20%, 10/01/03...................................     500,000       494,375
A        A-       Illinois Health, 7.00%, 01/01/04............................     300,000       306,000
Aaa      AAA      Metropolitan Pier & Exposition Authority Illinois (NC) (MBIA
                    Insured), 0.00%, 12/15/01.................................     500,000       395,625
Aaa      AAA      Will & Kendall Counties Illinois School District (GO)(AMBAC
                    Insured), 5.45%, 01/01/05.................................     750,000       767,813
                                                                                             -----------
                                                                                               1,963,813
                                                                                             -----------

                      (See Notes to Financial Statements)

PORTFOLIO OF INVESTMENTS
DECEMBER 31, 1996 (UNAUDITED) (CONTINUED)

(UNAUDITED)
RATINGS
-----------
MOODY'S/S&P       MUNICIPAL BONDS AND NOTES                                    PRINCIPAL    VALUE
---------------------------------------------------------------------------------------------------------
                  IOWA -- 0.9%
Aaa         AAA   Muscatine Iowa Electric, 9.50%, 01/01/04 (Escrowed to
                    Maturity).................................................  $  500,000   $   596,875
                                                                                             -----------
                  LOUISIANA -- 3.4%
A3         A      Louisiana State Offshore Terminal Authority (NC), 6.25%,
                    09/01/04..................................................   2,000,000     2,140,000
                                                                                             -----------
                  MASSACHUSETTS -- 2.5%
A        A+       Massachusetts (GO), 6.50%, 07/01/02.........................     500,000       545,625
Baa1     NR       Massachusetts State Health & Educational Facilities
                  Authority Revenue (Holyoke Hospital), 6.25%, 07/01/04.......   1,000,000     1,051,250
                                                                                             -----------
                                                                                               1,596,875
                                                                                             -----------
                  MINNESOTA -- 1.6%
Baa3     NR       International Falls Minnesota
                  Pollution Control Revenue, 7.15%, 5/15/98...................     500,000       516,875
         BBB+     Minneapolis Minnesota Community Development, 7.00%,
NR                  12/01/03..................................................     500,000       528,750
                                                                                             -----------
                                                                                               1,045,625
                                                                                             -----------
                  MISSISSIPPI -- 2.6%
Aaa      AAA      Columbus Mississippi (MBIA Insured)(NC), 8.80%, 05/01/02....     500,000       593,750
         A-       Mississippi Medical Center Educational Building Corporation,
                    University of Mississippi
NR                  Medical Center Project (NC), 7.00%, 12/01/00..............   1,000,000     1,066,250
                                                                                             -----------
                                                                                               1,660,000
                                                                                             -----------
                  NEVADA -- 0.9%
Aaa      AAA      Reno Nevada (GO)(NC)(MBIA Insured), 8.70%, 05/01/99.........     545,000       598,138
                                                                                             -----------
                  NEW HAMPSHIRE -- 0.6%
Aa       AA       New Hampshire State (GO)(NC), 0.00%, 07/01/04...............     500,000       351,250
                                                                                             -----------
                  NEW YORK -- 4.5%
Baa1     A-       New York City (GO)(NC), Series A., 7.00%, 08/01/03..........     500,000       548,125
Baa1     A-       New York City (GO)(NC), Series D, 5.70%, 08/01/02...........     750,000       773,437
Baa      BBB-     New York City Health & Hospital Corporation Revenue, 6.00%,
                    02/15/05..................................................     750,000       760,313
Aa       NR       New York State Medical Care Facilities Financing Agency
                    (SONYMA Insured), 6.00%, 11/15/02.........................     750,000       798,750
                                                                                             -----------
                                                                                               2,880,625
                                                                                             -----------
                  NORTH CAROLINA -- 1.5%
NR       A-       Gastonia North Carolina Housing Corporation, 5.75%,
                    07/01/04..................................................     915,000       958,463
                                                                                             -----------
                  OKLAHOMA -- 0.8%
A        A        Southern Oklahoma Memorial Hospital (NC), 5.60%, 02/01/00...     500,000       511,250
                                                                                             -----------
                  OREGON -- 0.4%.
Aa       AA-      Oregon State (GO)(NC), 9.00%, 10/01/00......................     300,000       348,375
                                                                                             -----------
                  PENNSYLVANIA -- 4.9%
A        NR       New Castle PA Area Hospital Authority, 6.20, 11/15/02.......     450,000       473,625
Aaa      AAA      Pennsylvania Higher Ed. Series A (FGIC Insured)(NC), 6.80%,
                    12/01/00..................................................   1,000,000     1,068,750
Ba       BBB+     Philadelphia PA Hospitals & Highered Facilities Authority,
                    6.20%, 07/01/00...........................................   1,000,000     1,032,500
Aa3      AA-      Southeastern Pennsylvania Transportation Authority (NC),
                    6.00%, 06/01/01...........................................     500,000       527,500
                                                                                             -----------
                                                                                               3,102,375
                                                                                             -----------
                  PUERTO RICO -- 3.7%
Baa1     A-       Puerto Rico Commonwealth (NC), 6.60%, 07/01/04..............     300,000       327,375
Baa1     A-       Puerto Rico Electric Power Authority Power Revenue, 6.80%,
                    07/01/00..................................................     900,000       959,625
Baa1     A-       Puerto Rico Municipal Finance Agency (GO), 5.70%,
                    07/01/03..................................................   1,000,000     1,038,750
                                                                                             -----------
                                                                                               2,325,750
                                                                                             -----------
                  RHODE ISLAND -- 7.7%
Aaa      AAA      Rhode Island Clean Water (NC)(MBIA Insured), 9.20%,
                    10/01/02..................................................   1,400,000     1,702,750
Aaa      AAA      Rhode Island Clean Water (NC)(MBIA Insured), 9.20%,
                    10/01/01..................................................   1,385,000     1,642,956
A        NR       Rhode Island State Student Loan Authority, 6.55%,
                    12/01/00..................................................   1,500,000     1,580,625
                                                                                             -----------
                                                                                               4,926,331
                                                                                             -----------
                  SOUTH CAROLINA -- 0.6%
Aaa      AAA      Edgefield County Central School District (FSA
                    Insured)(GO)(NC),
                  8.50%, 02/01/02.............................................     300,000       353,625
                                                                                             -----------

                      (See Notes to Financial Statements)

PORTFOLIO OF INVESTMENTS
DECEMBER 31, 1996 (UNAUDITED) (CONTINUED)

(UNAUDITED)
RATINGS
-----------
MOODY'S/S&P       MUNICIPAL BONDS AND NOTES                                     PRINCIPAL    VALUE
---------------------------------------------------------------------------------------------------------
                  TEXAS -- 11.2%
A        A-       Austin Texas Water Sewer & Electric (NC),
                  14.00%, 11/15/01 (Escrowed to Maturity).....................  $   15,000   $    18,094
A        A-       Austin Texas Water Sewer & Electric, 14.00%, 11/15/01
                    (Pre-refunded)............................................     985,000     1,245,900
Aaa      AAA      Denton County Texas (GO)(MBIA Insured), 7.75%, 07/15/02.....   1,000,000     1,153,750
A        A-       Harris County Texas Health Facs. Dev. (NC), 6.90%,
                    06/01/02..................................................   1,000,000     1,077,500
A        A-       Harris County Texas Health Facs. Dev. (NC), 6.80%,
                    07/01/04..................................................     500,000       546,250
Aaa      AAA      Houston Texas Water Conveyance Cert. Series F
                  (NC)(AMBAC Insured), 7.20%, 12/15/02........................   1,000,000     1,132,500
Aaa      AAA      Irving Texas Independent School District (GO)(NC)(PSFG
                    Insured), 0.00%, 02/15/02.................................   2,000,000     1,575,000
Aaa      AAA      Irving Texas Independent School District (GO)(NC)(PSFG
                    Insured), 0.00%, 02/15/04.................................     500,000       353,750
                                                                                             -----------
                                                                                               7,102,744
                                                                                             -----------
                  UTAH -- 1.6%
Baa      BBB+     Davis County Utah Solid Waste Management and Recovery
                    Revenue, 5.90%, 06/15/03..................................   1,000,000     1,003,750
                                                                                             -----------
                  WASHINGTON -- 3.5%
Aaa      AAA      Jefferson County Washington Public Hospital (GO)(NC)(FGIC
                    Insured), 7.50%, 12/01/02.................................     500,000       576,875
Aaa      AAA      Jefferson County Washington Public Hospital (GO)(NC)(FGIC
                    Insured), 7.50%, 12/01/03.................................     500,000       585,000
NR       AA-      Washington State Health Care Facilties Authority (NC),
                    6.20%, 02/15/01...........................................     500,000       526,875
Aaa      AAA      Washington State Public Power Supply, 7.50%, 07/01/15
                    (Pre-refunded)............................................     485,000       531,075
                                                                                             -----------
                                                                                               2,219,825
                                                                                             -----------
                  TOTAL INVESTMENTS -- 96.7% (Cost -- $61,053,746)(a).........                61,574,940
                  OTHER ASSETS, LESS LIABILITIES -- 3.3%......................                 2,117,916
                                                                                             -----------
                  NET ASSETS -- 100%..........................................               $63,692,856
                                                                                             ===========
                  (a) Cost is approximately the same for Federal income tax
                    purposes.

                  OTHER INFORMATION:
                  At December 31, 1996, net unrealized appreciation based on cost for Federal income tax purposes is as follows:
                  Gross unrealized appreciation...............................               $ 1,983,247
                  Gross unrealized depreciation...............................                (1,462,053)
                                                                                             -----------
                  Net unrealized appreciation.................................               $   521,194
                                                                                             ===========
                  Purchases and sales of municipal securities aggregated $5,312,856 and $13,787,842, respectively, for the period ended December 31, 1996.
                  AMBAC   --   AMBAC Indemnity Corporation
                  FGIC    --   Financial Guaranty Insurance Company
                  FSA     --   Financial Security Association
                  GO      --   General Obligation
                  MBIA    --   Municipal Bond Insurance Association
                  NC      --   Non Callable
                  PSFG    --   Permanent School Fund Guaranty
                  SONYMA  --   State of New York Mortgage Agency

                      (See Notes to Financial Statements)

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1996 (UNAUDITED)

ASSETS
Investments, at value (identified cost -- $61,053,746)......  $61,574,940
Cash........................................................    1,140,186
Receivables
  Interest..................................................    1,093,156
  Manager for expense reimbursement.........................       17,303
Other assets................................................       21,717
                                                              -----------
  Total assets..............................................   63,847,302
                                                              -----------
LIABILITIES
Payables
  Distributions to shareholders.............................          213
  Fund shares repurchased...................................       87,227
  Management fee............................................       30,089
  12b-1 service and distribution fees.......................       14,904
  Other payables to related parties.........................       17,052
Accrued expenses............................................        4,961
                                                              -----------
  Total liabilities.........................................      154,446
                                                              -----------
NET ASSETS..................................................  $63,692,856
                                                              ===========
CLASS A
Net asset value and redemption price per share ($61,944,558
  / 6,077,355 shares outstanding)...........................  $     10.19
                                                              ===========
Maximum offering price per share ($10.19 x 100 /97.00)*.....  $     10.51
                                                              ===========
CLASS B
Net asset value and offering price per share ($1,748,298 /
  171,514 shares outstanding)**.............................  $     10.19
                                                              ===========
NET ASSETS CONSIST OF
  Capital paid-in...........................................  $64,862,706
  Accumulated net realized loss on investments..............   (1,549,282)
  Accumulated net investment loss...........................     (141,762)
  Net unrealized appreciation on investments................      521,194
                                                              -----------
NET ASSETS..................................................  $63,692,856
                                                              ===========

 * On sales of more than $25,000 the offering price is reduced.
** Redemption price per share is equal to the net asset value per share less any applicable contingent deferred sales charge.

STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 1996 (UNAUDITED)

INVESTMENT INCOME
  Interest..................................................             $1,822,638
                                                                         ----------
EXPENSES
  Management fee............................................  $190,267
  Transfer agent............................................    51,041
  Administrative services fee...............................    34,594
  Custodian fees............................................     2,949
  Blue Sky fees.............................................     7,592
  Auditing and accounting fees..............................    15,963
  Shareholder reports.......................................     2,305
  Fund accounting...........................................    23,675
  Trustees' fees............................................     2,496
  12b-1 service and distribution fees.......................    91,399
  Legal.....................................................    13,872
  Other.....................................................     8,229
                                                                         ----------
                                                                            444,382
  Expenses reimbursed by manager............................               (131,465)
                                                                         ----------
    Net expenses............................................                312,917
                                                                         ----------
NET INVESTMENT INCOME.......................................              1,509,721
                                                                         ----------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS
  Net realized gain on investments..........................                120,427
  Net unrealized appreciation during the period on
    investments.............................................                562,961
                                                                         ----------
    Net gain on investments.................................                683,388
                                                                         ----------
INCREASE IN NET ASSETS RESULTING FROM OPERATIONS............             $2,193,109
                                                                         ==========

                      (See Notes to Financial Statements)

STATEMENT OF CHANGES IN NET ASSETS

                                                                FOR THE
                                                               SIX MONTHS      FOR THE
                                                                 ENDED        YEAR ENDED
                                                              DECEMBER 31,     JUNE 30,
                                                              ------------   ------------
                                                                 1996*           1996
                                                              ------------   ------------
DECREASE IN NET ASSETS
Operations
  Net investment income.....................................  $ 1,509,721    $  4,110,801
  Net realized gain on investments..........................      120,427         535,769
  Net unrealized appreciation (depreciation) during the
    period on investments...................................      562,961        (112,650)
                                                              ------------   ------------
    Net increase resulting from operations..................    2,193,109       4,533,920
                                                              ------------   ------------
Class A distributions
  From net investment income................................   (1,472,151)     (3,954,375)
  In excess of net investment income........................     (184,321)             --
                                                              ------------   ------------
    Total distributions to Class A shareholders.............   (1,656,472)     (3,954,375)
                                                              ------------   ------------
Class B distributions
  From net investment income................................      (37,570)        (83,982)
  In excess of net investment income........................       (4,616)             --
                                                              ------------   ------------
    Total distributions to Class B shareholders.............      (42,186)        (83,982)
                                                              ------------   ------------
Fund share transactions (Note 4)
  Class A...................................................  (10,662,698)    (36,365,347)
  Class B...................................................     (343,676)       (283,443)
                                                              ------------   ------------
    Net decrease resulting from Fund share transactions.....  (11,006,374)    (36,648,790)
                                                              ------------   ------------
TOTAL DECREASE IN NET ASSETS................................  (10,511,923)    (36,153,227)
NET ASSETS
  Beginning of period.......................................   74,204,779     110,358,006
                                                              ------------   ------------
  END OF PERIOD.............................................  $63,692,856    $ 74,204,779
                                                              ============   ============
ACCUMULATED NET INVESTMENT INCOME (LOSS)....................  $  (141,762)   $     47,175
                                                              ============   ============

* Unaudited.

                      (See Notes to Financial Statements)

FINANCIAL HIGHLIGHTS

                                                  FOR THE SIX
CLASS A                                          MONTHS ENDED
                                                 DECEMBER 31,                        FOR THE YEAR ENDED JUNE 30,
                                                 -------------      -------------------------------------------------------------
                                                     1996*           1996          1995          1994         1993         1992
SELECTED PER SHARE DATA                          -------------      -------      --------      --------      -------      -------
Net asset value, beginning of period...........     $ 10.12         $ 10.11      $  10.02      $  10.47      $ 10.41      $ 10.36
                                                    -------         -------      --------      --------      -------      -------
  Income from investment operations
  Net investment income (a)....................         .22             .44           .43           .62          .63          .63
  Net realized and unrealized gain (loss)
    on investments.............................         .10             .01           .16          (.45)         .07          .05
                                                    -------         -------      --------      --------      -------      -------
    Total from investment operations...........         .32             .45           .59           .17          .70          .68
                                                    -------         -------      --------      --------      -------      -------
  Less distributions
  From net investment income...................         .22             .44           .43           .62          .63          .62
  In excess of net investment income...........         .03              --           .07            --          .01           --
  From net realized gain.......................          --              --            --            --           --          .01
                                                    -------         -------      --------      --------      -------      -------
    Total distributions........................         .25             .44           .50           .62          .64          .63
                                                    -------         -------      --------      --------      -------      -------
Net asset value, end of period.................     $ 10.19         $ 10.12      $  10.11      $  10.02      $ 10.47      $ 10.41
                                                    =======         =======      ========      ========      =======      =======
Total return(%)(b).............................        3.22(d)         4.46(b)       6.07(b)       1.56(b)      6.97(b)      6.56(b)
RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (in thousands).......     $61,945         $72,126      $108,000      $155,187      $94,460      $30,005
Ratio of expenses to average net assets
  With expense reimbursement(%)(c).............         .89(e)          .92           .89           .88          .85          .97
  Without expense reimbursement(%)(c)..........        1.27(e)         1.32          1.18          1.11         1.20         1.25
Ratio of net investment income to average net
  assets(%)(a).................................        4.38(e)         4.41          4.38          6.06         6.13         6.24
Portfolio turnover rate(%).....................           8              34            53            36           32           62

                                                                                                          FOR THE PERIOD
                                                               FOR THE SIX                                 APRIL 1, 1994
CLASS B                                                       MONTHS ENDED          FOR THE YEAR         (COMMENCEMENT) TO
                                                              DECEMBER 31,         ENDED JUNE 30,            JUNE 30,
                                                              -------------      ------------------      -----------------
                                                                  1996*           1996        1995             1994
SELECTED PER SHARE DATA                                       -------------      ------      ------      -----------------
Net asset value, beginning of period........................     $10.12          $10.11      $10.02           $10.11
                                                                 ------          ------      ------           ------
  Income from investment operations
  Net investment income(a)..................................        .20             .40         .38              .12
  Net realized and unrealized gain (loss)
    (both realized and unrealized)..........................        .09             .01         .16             (.06)
                                                                 ------          ------      ------           ------
    Total from investment operations........................        .29             .41         .54              .06
                                                                 ------          ------      ------           ------
  Less distributions
  From net investment income................................        .20             .40         .38              .12
  In excess of net investment income........................        .02              --         .07              .03
                                                                 ------          ------      ------           ------
    Total distributions.....................................        .22             .40         .45              .15
                                                                 ------          ------      ------           ------
Net asset value, end of period..............................     $10.19          $10.12      $10.11           $10.02
                                                                 ======          ======      ======           ======
Total return(%).............................................       2.92(d)         3.98(b)     5.54(b)           .63(d)
RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (in thousands)....................     $1,748          $2,079      $2,358           $1,030
Ratio of expenses to average net assets
  With expense reimbursement(%)(c)..........................       1.41(e)         1.42        1.39             1.38(e)
  Without expense reimbursement(%)(c).......................       1.79(e)         1.82        1.68             1.61(e)
Ratio of net investment income to average net
  assets(%)(a)..............................................       3.86(e)         3.91        3.88             5.56(e)
Portfolio turnover rate(%)..................................          8              34          53               36
(a)    Net investment income is net of expenses reimbursed by
       manager.
(b)    Total return does not reflect a sales charge.
(c)    Beginning in July 1995, total expenses include any fees paid indirectly. The ratio of expenses to average net assets with expense reimbursement has been restated for the year ended
       June 30, 1996.
(d)    Total return represents aggregate total return and does not reflect a sales charge.
(e)    Annualized.
 *     Unaudited.

                      (See Notes to Financial Statements)

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

    Mackenzie Limited Term Municipal Fund (the Fund) is a diversified series of shares of Mackenzie Series Trust. The shares of beneficial interest are $.001 par value and an unlimited number of shares of Class A and Class B are authorized. Mackenzie Series Trust was organized as a Massachusetts business trust under a Declaration of Trust dated April 22, 1985 and is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles. Preparation of the financial statements includes the use of management estimates. Actual results could differ from those estimates.

    SECURITY VALUATION -- Municipal securities are valued utilizing primarily the latest bid prices or, if bid prices are not available, on the basis of valuation based upon a matrix system (which considers factors such as security prices, yields, maturities and ratings), both as furnished by an independent pricing service approved by the Board of Trustees (the Board).

    SECURITY TRANSACTIONS AND INVESTMENT INCOME -- Securities transactions are accounted for on the trade date. Interest income is accrued on a daily basis. Realized gains and losses from securities transactions are calculated on an identified cost basis.

    FEDERAL INCOME TAXES -- The Fund intends to qualify for tax treatment applicable to regulated investment companies under the Internal Revenue Code, as amended, and distribute all of its taxable income to its shareholders. Therefore, no provision has been recorded for Federal income or excise taxes.

    The Fund has a net tax-basis capital loss carryforward of approximately $1,936,000 as of June 30, 1996 which may be applied against any realized net taxable gains of each succeeding fiscal year until fully realized or until the expiration date, whichever occurs first. The carryforward expires $606,000 in 1997, $11,000 in 2001, $21,000 in 2002, $560,000 in 2003 and $738,000 in 2004.

    DISTRIBUTIONS TO SHAREHOLDERS -- Normally, distributions from net investment income are declared monthly and net realized capital gains, if any, are declared semi-annually. An additional distribution may be declared if necessary to avoid the payment of a four percent Federal excise tax.

    RECLASSIFICATIONS -- The timing and characterization of certain income and net capital gain distributions are determined annually in accordance with Federal tax regulations which may differ from generally accepted accounting principles. These differences primarily relate to certain securities sold at a loss. As a result, Net realized gain (loss) on investments for a reporting period may differ significantly in amount and character from distributions during such period. Accordingly, the Fund may make reclassifications among certain of its capital accounts without impacting the net asset value of the Fund.

    FEES PAID INDIRECTLY -- The Fund has an arrangement whereby a certain percentage of quarterly cumulative credits resulting from cash balances on deposit with the custodian are used to offset custody fees, including transaction and out-of-pocket expenses. For the six months ended December 31, 1996, custody fees were not reduced under this arrangement.
2 RELATED PARTIES

    Mackenzie Investment Management Inc. (MIMI) is the Manager and Investment Adviser of the Fund. For its services, MIMI receives a fee monthly at the annual rate of .55% on the Fund's average net assets.

    Currently, MIMI voluntarily limits the Fund's total operating expenses (excluding taxes, 12b-1 fees, brokerage commissions, interest, litigation and indemnification expenses, and other extraordinary expenses) to an annual rate of
 .64% of its average net assets. The voluntary expense limitation may be terminated or revised at any time on 30 days notice to shareholders.

    MIMI also provides certain administrative, accounting and pricing services for the Fund. For those services, the Fund pays MIMI fees plus certain out-of-pocket expenses. Such fees are reflected as Administrative services fee and Fund accounting in the Statement of Operations.

    Ivy Mackenzie Distributors, Inc. (IMDI), a wholly owned subsidiary of MIMI, is the underwriter and distributor of the Fund's shares, and as such, purchases shares from the Fund at net asset value to settle orders from investment dealers. For the six months ended December 31, 1996, the net amount of underwriting discount retained by IMDI was $2,655.

    Under Service and Distribution Plans, the Fund reimburses IMDI for service fee payments made to brokers at an annual rate not to exceed .25% of its average net asset value. Class B shares are also subject to an ongoing distribution fee at an annual rate of .50% of the average net asset value attributable to Class B shares. IMDI may use such distribution fee for purposes of advertising and marketing shares of the Fund. Such fees of $84,095 and $7,304 for Class A and Class B, respectively, are reflected as 12b-1 service and distribution fees in the Statement of Operations.

    Ivy Mackenzie Services Corp. (IMSC), a wholly owned subsidiary of MIMI, is the transfer and shareholder servicing agent for the Fund. For those services, the Fund pays IMSC a monthly fee plus certain out-of-pocket expenses. Such fees and expenses of $49,430 and $1,611 for Class A and Class B, respectively, are reflected as Transfer agent in the Statement of Operations.

3. BOARD'S COMPENSATION

    Trustees who are not affiliated with MIMI receive compensation from the Fund, which is reflected as Trustees' fees in the Statement of Operations.

4. FUND SHARE TRANSACTIONS

    Fund share transactions for both Class A and Class B were as follows:

                               SIX MONTHS ENDED               YEAR ENDED
                               DECEMBER 31, 1996             JUNE 30, 1996
                           -------------------------   -------------------------
CLASS A                      SHARES        AMOUNT        SHARES        AMOUNT
--------                   ----------   ------------   ----------   ------------
Sold.....................     241,197   $  2,425,820      670,451   $  6,832,013
Issued on reinvestment of
 distributions...........     101,836      1,031,714      241,989      2,465,947
Repurchased..............  (1,390,353)   (14,120,232)  (4,468,714)   (45,663,307)
                           ----------   ------------   ----------   ------------
Net decrease.............  (1,047,320)  $(10,662,698)  (3,556,274)  $(36,365,347)
                           ==========   ============   ==========   ============

                               SIX MONTHS ENDED               YEAR ENDED
                               DECEMBER 31, 1996             JUNE 30, 1996
                           -------------------------   -------------------------
CLASS B                      SHARES        AMOUNT        SHARES        AMOUNT
--------                   ----------   ------------   ----------   ------------
Sold.....................       2,880   $     29,139       60,104   $    617,543
Issued on reinvestment of
 distributions...........       2,232         22,613        4,981         50,750
Repurchased..............     (38,988)      (395,428)     (92,882)      (951,736)
                           ----------   ------------   ----------   ------------
Net decrease.............     (33,876)  $   (343,676)     (27,797)  $   (283,443)
                           ==========   ============   ==========   ============

03MCTMX123196

                    STATEMENT OF ADDITIONAL INFORMATION
               Relating to the Acquisition of the Assets of
                   MACKENZIE CALIFORNIA MUNICIPAL FUND
                    a series of MACKENZIE SERIES TRUST
                        Via Mizner Financial Plaza
                         700 South Federal Highway
                        Boca Raton, Florida  33432
                              (800) 456-5111


     This Statement of Additional Information, relating specifically to the proposed acquisition of substantially all of the assets of Mackenzie California Municipal Fund, a series of Mackenzie Series Trust, by Thornburg Limited Term Municipal Fund California Portfolio ("Thornburg Fund"), a series of Thornburg Limited Term Municipal Fund, Inc., in exchange solely for Class A voting shares of Thornburg Fund, consists of this cover page and the following documents, each of which is attached hereto and incorporated by reference herein:

     1. Thornburg Limited Term Municipal Fund, Inc. Statement of Additional Information dated November 1, 1996, as revised May 6, 1997;

     2. Mackenzie Series Trust Statement of Additional Information dated October 25, 1996;

     3. Thornburg Limited Term Municipal Fund California Portfolio Annual Report, June 30, 1996;

     4. Thornburg Limited Term Municipal Fund California Portfolio Semiannual Report, March 31, 1997;

     5.   Mackenzie California Municipal Fund Annual Report, June 30, 1996;

     6.   Mackenzie California Municipal Fund Semiannual Report,
December 31, 1996; and

     7.   Pro Forma Financial Statements.

     The financial statements of Mackenzie California Municipal Fund contained in its Annual Report to shareholders for the fiscal year ended June 30, 1996 have been audited by Coopers & Lybrand, L.L.P., that Fund's independent auditors. The financial statements of Thornburg Limited Term Municipal Fund California Portfolio contained in its Annual Report to shareholders for the fiscal year ended June 30, 1996 have been audited by McGladrey & Pullen, LLP, that Fund's independent auditors.

     This Statement of Additional Information is not a prospectus. A Prospectus/Proxy Statement dated _______________, 1997 relating to the above referenced acquisition may be obtained from Thornburg Limited Term Municipal Fund, Inc. at the number and address shown above. This Statement of Additional Information relates to, and should be read with, the Prospectus/Proxy Statement.

     The date of this Statement of Additional Information is _____________, 1997.

               (ITEM 1 is included as part of the preceding
                   Statement of Additional Information.)

               (ITEM 2 is included as part of the preceding
                   Statement of Additional Information.)

ANNUAL REPORT-THORNBURG LIMITED TERM CALIFORNIA

The First page of this financial depicts a chart called:
"What Double Tax-Free Income Means to You":

A hard copy of this chart is on file with the S.E.C.

letter to shareholders
119 East Marcy Street Suite 201, Santa Fe, New Mexico 87501

August 1, 1996

Dear Fellow Shareholder:

I am pleased to present the Annual Report for the California Portfolio of Thornburg Limited Term Municipal Fund for the fiscal year ending June 30, 1996. The net asset value of the A shares increased 3 cents per share to $12.64 during the year. If you were with us for the entire period, you received dividends of
58.3 cents per share. If you reinvested your dividends, you received 59.6 cents per share. Investors who owned C Shares received dividends of 52.5 and 53.5 cents per share, respectively. For a longer perspective on investment returns and share price fluctuations, please read the exhibits included in this report.

It would not surprise me to see interest rates increase a bit over the next year. The U.S. economy is generally firm, the economies of other developed countries are strengthening, and many lesser developed countries are growing as well. Investors here in the U.S. are exhibiting peculiar tendencies. With respect to stocks, investors shoveled almost $150 billion into equity mutual funds during the first 7 months of 1996, focusing in particular on the riskiest funds. As risk prone as investors have become with stocks, bond funds have had net investment of approximately zero this year.

Americans have been net sellers of individual municipal and U.S. government bonds, while simultaneously increasing investments in foreign bonds. Meanwhile, foreign investors seem to like bond investments here. They have been supporting the U.S. bond market for about two years. I suppose the grass is always greener on the other side of the ocean. We like it here at home, but we have positioned your bond portfolio conservatively so as to be able to react quickly to change and take advantage of any opportunities that arise.

Your Limited Term Municipal Fund California Portfolio currently holds approximately 130 municipal obligations from California municipal borrowers. Approximately 84% of the bonds are rated A or better by one of the major rating agencies. As you know, we "ladder" the maturities of the bonds in your portfolio so that some bonds are scheduled to mature at par during each of the next 10 years. Today, your fund's weighted average maturity is approximately 3.7 years, and we always keep it below 5 years. Percentages of the portfolio maturing within each of the next 10 years are summarized below:

 % of portfolio maturing within   Cumulative % maturing by end of

                   1 year = 11%       year 1 = 11%
             1 to 2 years = 13%       year 2 = 24%
             2 to 3 years = 15%       year 3 = 39%
             3 to 4 years = 15%       year 4 = 54%
             4 to 5 years = 17%       year 5 = 71%
             5 to 6 years = 14%       year 6 = 85%
              6 to 7 years = 7%       year 7 = 92%
              7 to 8 years = 3%       year 8 = 95%
              8 to 9 years = 3%       year 9 = 98%
             9 to 10 years = 1%      year 10 = 99%

Over the years, our practice of laddering a diversified portfolio of short and intermediate maturity municipal bonds has allowed your fund to consistently perform well in varying interest rate environments. For instance, the A shares of Limited Term Municipal Fund-California Portfolio received "A" letter grades for one, three, and five year performance relative to other short term municipal bond funds through June 30, 1996.* These rankings, which were published in The Wall Street Journal, reflect total returns in the top 20% of all short term municipal bond funds for those periods.

Many municipal bonds issued between 1985 and 1990 are being paid off early. Money to pay off these bonds prior to maturity already has been raised. You may own municipal bonds or unit trusts which are being redeemed. Your investment in Thornburg Limited Term Municipal Fund will not be redeemed until you sell it. Please remember that you can easily add to your investment each month by authorizing a simple, automatic transfer from your checking account.

Currently, Limited Term Municipal Fund California Portfolio is ranked 5 stars by Morningstar. Over the seventy-seven month time frame that it has been ranked by Morningstar, the fund has an average rating of 4.9 stars, making it the highest ranked California tax-free fund during that time period. I would like to attribute this to capable execution of a thoroughly sensible investment strategy over time. Thank you for investing in Thornburg Limited Term Municipal Fund-California Portfolio.

Sincerely,


/s/ Brian J. McMahon

Brian J. McMahon
Managing Director

(footnotes)

Morningstar proprietary ratings reflects historical risk adjusted performance as of 6/30/96. Ratings are subject to change every month. Funds with at least three years of performance history are assigned ratings from one star (lowest) to five star (highest). Morningstar ratings are calculated from the funds' three-, five-, and ten year average annual returns and a risk factor that reflects fund performance relative to three month Treasury bill returns. 10% of the funds in an investment category receive five stars 22.5% receive four stars. LTCAX is ranked 5-Stars for the 3 year and 5 year periods ending 6/30/96. The number of funds within the Municipal, California category tracked by Morningstar as of 6/30/96 is 97and 60 on a 3-and 5-year basis.

*Source: The Wall Street Journal, July 3, 1996. Performance data are supplied by Lipper Analytical Services, Inc., and reflect performance for the 1, 3, and 5 year periods ending June 30, 1996. An "A" ranking reflects total returns in the top 20% of all funds within the short term municipal objective, as defined by The Wall Street Journal. The average maturity and average quality of the funds within the short municipal objective may differ. At June 30, 1996 44, 30 and 14 short municipal funds reported 1-year, 3-year, and 5-year total returns, respectively. Performance calculations used to obtain these rankings assume deduction of all expenses and reinvestment of all distributions, but do not include the effect of any sales charge on total return.


statement of assets and liabilities

Thornburg Limited Term Municipal Fund, Inc. - California Portfolio
June 30, 1996


ASSETS

Investments, at value (cost $93,458,998)                     $94,887,493
Cash                                                             168,499
Receivable for fund shares sold                                  297,046
Interest receivable                                            1,761,216
Prepaid expenses and other assets                                  3,198

                       TOTAL ASSETS                           97,117,452

LIABILITIES

Dividends payable                                                134,542
Payable  for fund shares redeemed                                 31,779
Accounts payable and accrued expenses                             75,015
Accounts payable investment adviser (Note 3)                      53,115

                       TOTAL LIABILITIES                         294,451

NET ASSETS                                                   $96,823,001

NET ASSET VALUE:

Class A Shares:
Net asset value and redemption price per share
($94,379,465 applicable to 7,467,163 shares of
beneficial interest outstanding - Note 4)                         $12.64

Maximum sales charge, 2.50% of offering
price (2.57% of net asset value per share)                           .32
                       Maximum Offering Price Per Share           $12.96
Class C Shares:
Net asset value and offering price per share*
($2,443,536 applicable to 193,164 shares of
beneficial interest outstanding - Note 4)                         $12.65



* Redemption price per share is equal to net asset value less any applicable contingent deferred sales charge.
See notes to financial statements.



Thornburg Limited Term Municipal Fund, Inc. - California Portfolio Year Ended June 30, 1996


statement of operations

INVESTMENT INCOME
Interest income (net of premium amortized
     of $257,990)                                      $5,579,968


EXPENSES
Investment advisory fees (Note 3)                         748,077
Distribution and service fees  (Note 3):
    Class A Shares                                        122,572
    Class B Shares                                          1,170
    Class C Shares                                          8,162
Transfer agent fees                                        76,379
Custodian fees                                             66,165
Professional fees                                          23,725
Accounting fees                                            10,980
Other expenses                                             23,010

       TOTAL EXPENSES                                   1,080,240
Less:
Expenses reimbursed by investment adviser (Note 3)        (75,198)


       NET EXPENSES                                     1,005,042

       NET INVESTMENT INCOME                            4,574,926


REALIZED AND UNREALIZED
GAIN ON INVESTMENTS - NOTE 5
Net realized gain on investments sold                      13,209
Increase in unrealized appreciation of investments        196,447

       NET REALIZED AND UNREALIZED
         GAIN ON INVESTMENTS                              209,656

       NET INCREASE IN NET ASSETS RESULTING
         FROM OPERATIONS                               $4,784,582

See notes to financial statements.


statements of changes in net assets

Thornburg Limited Term Municipal Fund, Inc. - California Portfolio


                                                  Year Ended         Year Ended
                                               June 30, 1996      June 30, 1995

INCREASE (DECREASE) IN
NET ASSETS FROM:

OPERATIONS:
Net investment income                             $4,574,926        $4,907,357
Net realized gain (loss) on investments sold          13,209          (481,286)
Increase in
unrealized
appreciation of investments                          196,447           406,462

NET INCREASE IN NET ASSETS
RESULTING FROM OPERATIONS                          4,784,582         4,832,533
DIVIDENDS TO SHAREHOLDERS:
From net investment income
Class A Shares                                    (4,504,908)       (4,870,883)
Class B Shares                                        (6,799)          (13,254)
Class C Shares                                       (63,219)          (23,220)


FUND SHARE TRANSACTIONS -- (Note 4)
Class A Shares                                    (4,674,335)      (12,810,506)
Class B Shares                                      (594,362)          582,859
Class C Shares                                     1,661,567           799,527

NET DECREASE IN NET ASSETS                        (3,397,474)      (11,502,944)
NET ASSETS:
Beginning of year                                100,220,475       111,723,419
End of year                                    $  96,823,001     $ 100,220,475

See notes to financial statements.

notes to financial statements

Thornburg Limited Term Municipal Fund, Inc. - California Portfolio

Note 1 - ORGANIZATION

Thornburg Limited Term Municipal Fund, Inc. (the "Fund") was incorporated in Maryland on February 14, 1984. The Fund was reorganized in 1986 as a series investment company with separate investment portfolios. The current portfolios are the National Portfolio and California Portfolio (the "Portfolio"). The Fund is an open-end diversified management investment company, registered under the Investment Company Act of 1940, as amended. The primary investment objective of the Fund is to obtain as high a level of current income exempt from federal income tax as is consistent with preservation of capital. In addition, the California Portfolio will invest primarily in Municipal Obligations originating in California with the object of obtaining exemption of interest dividends from any income taxes imposed by California on individuals.

On September 1, 1994 the Portfolio began offering three classes of shares of beneficial interest, Class A, Class B and Class C shares. All shares outstanding prior to September 1, 1994 are considered Class A shares. On September 28, 1995, all existing Class B shares were converted at net asset value, without the imposition of a deferred sales charge, into Class A shares of an equivalent value. The Fund no longer offers Class B shares. Each class of shares of a Portfolio represents an interest in the same portfolio of investments of the Fund, except that (i) Class A shares are sold subject to a front-end sales charge collected at the time the shares are purchased and bear a service fee,
(ii) Class C shares are sold at net asset value without a sales charge at the time of purchase, but are subject to a contingent deferred sales charge upon redemption within one year, and bear both a service fee and a distribution fee, and (iii) the respective classes have different reinvestment privileges. Additionally, each Portfolio may allocate among its classes certain expenses, to the extent allowable to specific classes, including transfer agent fees, government registration fees, certain printing and postage costs, and administrative and legal expenses. Currently, class specific expenses of the Portfolio are limited to distribution fees and certain custody and transfer agent expenses.


Note 2 - SIGNIFICANT ACCOUNTING POLICIES Significant accounting policies of the Fund are as follows:

Valuation of Investments: In determining net asset value, the Portfolio utilizes an independent pricing service approved by the Board of Directors. Debt investment securities have a primary market over the counter and are valued on the basis of valuations furnished by the pricing service. The pricing service values portfolio securities at quoted bid prices or the yield equivalents when quotations are not readily available. Securities for which quotations are not readily available are valued at fair value as determined by the pricing service using methods which include consideration of yields or prices of municipal obligations of comparable quality, type of issue, coupon, maturity and rating; indications as to value from dealers and general market conditions. The valuation procedures used by the pricing service and the portfolio valuations received by the Portfolio are reviewed by the officers of the Fund under the general supervision of the Board of Directors. Short-term obligations having remaining maturities of 60 days or less are valued at amortized cost, which approximates market value.

Federal Income Taxes: It is the policy of the Fund to comply with the provisions of the Internal Revenue Code applicable to "regulated investment companies" and to distribute all of its taxable (if any) and tax exempt income to its shareholders. Therefore, no provision for Federal income tax is required. Dividends paid by the Portfolio for the year ended June 30, 1996 represent exempt interest dividends which are excludable by shareholders from gross income for Federal income tax purposes.

When-Issued and Delayed Delivery Transactions: The Portfolio may engage in when-issued or delayed delivery transactions. To the extent the Portfolio engages in such transactions, it will do so for the purpose of acquiring portfolio securities consistent with its investment objectives and not for the purpose of investment leverage or to speculate on interest rate changes. At the time the Portfolio makes a commitment to purchase a security on a when-issued basis, it will record the transaction and reflect the value in determining its net asset value. When effecting such transactions, assets of the Portfolio of an amount sufficient to make payment for the portfolio securities to be purchased will be segregated on the Portfolio's records on the trade date. Securities purchased on a when-issued or delayed delivery basis do not earn interest until the settlement date.

Dividends: Net investment income of the Portfolio is declared daily as a dividend on shares for which the Portfolio has received payment. Dividends are paid monthly and are reinvested in additional shares of the Portfolio at net asset value per share at the close of business on the dividend payment date, or at the shareholder's option, paid in cash. Net capital gains, to the extent available, will be distributed annually.

General: Securities transactions are accounted for on a trade date basis. Interest income is accrued as earned. Premiums and original issue discounts on securities purchased are amortized to call dates or maturity dates of the respective securities. Realized gains and losses from the sale of securities are recorded on an identified cost basis.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Note 3 - INVESTMENT ADVISORY FEE AND OTHER TRANSACTIONS WITH AFFILIATES

Pursuant to an investment advisory agreement, Thornburg Management Company, Inc. (the "Adviser") serves as the investment adviser and performs services for which the fees are payable at the end of each month. For the year ending June 30, 1996, these fees were payable at annual rates ranging from 3/4 of 1% to 4/10 of 1% of the average daily net assets of the Portfolio. Beginning July 1, 1996, these fees will be payable at annual rates ranging from 1/2 of 1% to 9/40 of 1% of the average daily net assets of the Portfolio. Also, effective July 1, 1996, the Portfolio entered into an Administrative Services Agreement with the Adviser, whereby the Adviser will perform certain administrative services for the shareholders of each class of the Portfolio's shares, and for which fees will be payable at an annual rate of up to 1/8 of 1% of the average daily net assets attributable to each class of shares.

In the event normal operating expenses of the Portfolio, exclusive of brokerage commissions, taxes, interest, and extraordinary expenses, exceed the limits prescribed by any state in which the Fund's shares are qualified for sale, the Adviser will reimburse the Portfolio for such excess. No such reimbursement was required as a result of this limitation. For the year ended June 30, 1996, the Adviser reimbursed certain operating expenses amounting to $75,198.

The Fund has an underwriting agreement with Thornburg Securities Corporation (the "Distributor"), which acts as the Distributor of Portfolio shares. For the year ended June 30, 1996, the Distributor earned commissions aggregating $16,639 from the sale of Class A shares, and collected contingent deferred sales charges aggregating $1,115 from redemptions of Class C shares of the Fund.

Pursuant to a Service Plan under Rule 12b-1 of the Investment Company Act of 1940, the Portfolio may reimburse to the Adviser amounts not to exceed .25 of 1% per annum of the average net assets attributable to each class of shares of the Fund for payments made by the Adviser to securities dealers and other financial institutions to obtain various shareholder related services. The Adviser may pay out of its own funds additional expenses for distribution of the Portfolio's shares.

The Portfolio also has adopted a Distribution Plan pursuant to Rule 12b-1, applicable only to the Portfolio's Class B and Class C shares, under which the Portfolio can (i) reimburse the Distributor for certain distribution expenses on a monthly basis at an annual rate of up to .75% of the average daily net assets attributable to Class B shares, and (ii) compensate the Distributor for services in promoting the sale of Class C shares of the Fund at an annual rate of up to
 .75% of the average daily net assets attributable to Class C shares. Total fees incurred by each class of shares of the Portfolio under their respective service and distribution plans for the year ended June 30, 1996 are set forth in the statement of operations.

Certain officers and directors of the Fund are also officers and /or directors of the Adviser and the Distributor. The compensation of unaffiliated directors of the Fund is borne by the Fund.


Note 4 - SHARES OF BENEFICIAL INTEREST:

At June 30, 1996, there were 600,000,000 shares of the Fund (including 115,000,000 for the Portfolio) of $.001 par value common stock authorized and capital paid-in aggregated $96,311,516. Transactions in shares of beneficial interest were as follows:

                                   Year Ended                      Year Ended
                                 June 30, 1996                   June 30, 1995


Class A Shares               Shares           Amount      Shares         Amount
Shares sold                 1,028,241   $ 13,063,252   1,016,756   $ 12,634,104
Shares issued to shareholders
in reinvestment of
distributions                 227,171      2,885,798     224,628      2,785,930
Shares repurchased         (1,626,759)   (20,623,385) (2,292,000)   (28,230,540)

Net Decrease                 (371,347)  ($ 4,674,335) (1,050,616)  ($12,810,506)

Class B Shares
Shares sold                    17,477   $    220,496      45,930   $    572,142
Shares issued to shareholders
in reinvestment of
distributions                     352          4,458         864         10,717
Shares repurchased            (64,623)      (819,316)         --             --

Net Increase (Decrease)       (46,794)  ($   594,362)     46,794   $    582,859

Class C Shares
Shares sold                   164,199   $  2,090,620     149,655   $  1,864,152
Shares issued to shareholders
in reinvestment of
distributions                   4,010         50,090       1,636         20,266
Shares repurchased            (37,612)      (479,143)    (88,724)    (1,084,891)

Net Increase                  130,597   $  1,661,567      62,567   $    799,527

Note 5 - SECURITIES TRANSACTIONS

Purchases and proceeds from maturities or sales of investment securities of the Portfolio, other than short-term securities, aggregated $22,208,441 and $26,949,231, respectively. The cost of investments is the same for financial reporting and Federal income tax purposes. At June 30, 1996, the aggregate gross unrealized appreciation and depreciation, based on cost for Federal income tax purposes, were $1,901,541 and $473,045, respectively.

Accumulated net realized losses from security transactions included in net assets at June 30, 1996 aggregated $917,010.

For Federal income tax purposes, the Portfolio has realized capital loss carryforwards of $917,010 from prior fiscal years available to offset future realized capital gains. To the extent that such carryforwards are used, no capital gains distributions will be made. The carryforwards expire as follows:
June 30, 1997 - $45,141,  June 30, 1998 - $60,181, June 30, 1999 - $14,395, June
30, 2000 - $410, June 30, 2002 - $315,597, and June 30, 2003 -$481,286.

financial highlights

Thornburg Limited Term Municipal Fund, Inc. -  California Portfolio

Per share operating performance
(for a share outstanding
throughout the year)

                                                     Year Ended June 30,
                                       1996     1995     1994     1993    1992

Class of Shares:                         A       A        A        A        A

Net asset value, beginning of year    $12.61   $12.57   $12.85   $12.48  $12.24
Income from investment operations:
Net investment income                    .58      .58      .58      .65     .72
Net realized and unrealized
    gain (loss) on investments           .03      .04     (.28)     .37     .24
Total from investment operations         .61      .62      .30     1.02     .96
Less dividends from:
    Net investment income               (.58)    (.58)    (.58)    (.65)   (.72)
 Change in net asset value               .03      .04     (.28)     .37     .24

Net asset value, end of year          $12.64   $12.61   $12.57   $12.85  $12.48

Total return (a)                        4.94%    5.12%    2.37%    8.36%   8.10%

Ratios/Supplemental Data Ratios
to average net assets:
 Net investment income                 4.59%    4.69%    4.51%    5.07%   5.80%
 Expenses, after expense reductions    1.00%    1.00%    1.00%    1.00%   1.00%
 Expenses, before expense reductions   1.05%    1.04%    1.03%    1.06%   1.10%

Portfolio turnover rate               22.68%   18.54%   15.26%   20.81%  30.56%
 Net assets
    at end of year (000)            $94,379  $98,841 $111,723  $81,874  $53,130


(a) Sales loads are not reflected in computing total return, which is not annualized for periods less than one year.


Thornburg Limited Term Municipal Fund, Inc. -  California Portfolio

Per share operating performance
(for a share outstanding
throughout the period)                                             Period from
                                              Year Ended       Sept. 1, 1994 (a)
                                             June 30, 1996     to June 30, 1995
--------------------------------------------------------------------------------


Class of Shares:                           B*          C          B        C

Net asset value, beginning of period    $12.62     $12.62    $12.55     $12.55
Income from investment operations:
Net investment income                      .13        .53       .43        .42
Net realized and unrealized
   gain (loss) on investments              .06        .03       .07        .07
Total from investment operations           .19        .56       .50        .49
Less dividends from:
   Net investment income                  (.13)      (.53)     (.43)      (.42)
Change in net asset value                  .06        .03       .07        .07

Net asset value, end of period          $12.68     $12.65    $12.62     $12.62

Total Return (b)                         1.59%      4.46%     3.99%      3.98%

Ratios/Supplemental Data Ratios to average net assets:
 Net investment income                  4.15% (c)    4.16%    4.10%(c)  4.07%(c)
 Expenses, after expense reductions     1.63% (c)    1.43%    1.60%(c)  1.63%(c)
 Expenses, before expense reductions    3.67% (c)    2.92%    4.51%(c)  3.21%(c)

Portfolio turnover rate                22.68%       22.68%    18.54%     18.54%
Net assets
at end of period (000)                   $0        $2,444      $590      $790


(a) Commencement of sales of Class B and Class C shares.
(b) Sales loads are not reflected in computing total return, which is not annualized for periods less than one year.
    The total return for Class B shares reflects a period of 90 days.
(c) Annualized.
 * Period from July 1, 1995 to September 28, 1995, on which date all Class B shares were converted into Class A shares.


schedule of investments

Thornburg Limited Term Municipal Fund, California Portfolio
Par Amount    Issue Name & Description                                                                         Credit
                                                                                                               Rating          Value
$  615,000    Alameda-Contra Costa Transit District Refunding Certificate of Participation
              Series 1989, 7.20% due 8/1/00                                                                    Baa/BBB-   $  657,669
   370,000    Albany Public Facilities Financing Authority Lease Revenue, 6.60% due 9/1/00
              (Library Community Center Project)                                                                Baa1/NR      388,052
   165,000    Antioch Unified School District Certificate of Participation, 0% due 7/1/05 (Insured: FSA)        Aaa/AAA       91,108
 1,300,000    Berkeley Health Facility Revenue Refinancing Series A, 5.70% due 12/1/98
              (Alta Bates Medical Center Project)                                                              Baa/BBB+    1,297,322
   500,000    California Counties Lease Finance Authority Certificate of Participation, 7.30% due 10/1/98          A/NR      504,035
   500,000    California Educational Facilities Authority Revenue Series 1993, 5.15% due 9/1/03
              (Santa Clara University Project)                                                                    A1/NR      506,245
   840,000    California HFA Home Ownership and Improvement Series A, 0% due 2/1/04 (Insured: FHA/VA)            Aa/AA-      502,269
   670,000    California HFA Revenue Series 1985-B, 9.875% due 2/1/17                                            Aa/AA-      696,204
    30,000    California HFA Single Family Mortgage Revenue Series 1982-A, 10.00% due 2/1/02
              (LOC: Citibank)                                                                                    Aa/AA-       30,009
   145,000    California HFA Revenue Series 1990-A, 0% due 8/1/01                                                Aa/AA-      100,159
   550,000    California HFA, 6.40% due 9/1/98 (San Gabriel Hospital Project; Insured: Cal. Mortgage)              NR/A      563,205
              Prerefunded 9/1/96 @ 102
   500,000    California HFA, 7.80% due 7/1/06 (Episcopal Homes Project; Insured: Cal. Mortgage)                   NR/A      515,530
 1,000,000    California HFA Secured Revenue Series 1991, 6.65% due 9/1/01
              (Good Samaritan Hospital Project)                                                                  Baa/A-    1,051,080
   505,000    California HFA Financing Authority, 5.25% due 8/1/00
              (Marin General Hospital Project; Insured: FSA)                                                    Aaa/AAA      518,796
   760,000    California Public Capital Improvement Finance Auth. Rev. Series 1988-E, 8.25% due 3/1/98           Baa/NR      798,380
 1,000,000    California State General Obligation, 6.50% due 10/1/99                                              A1/A+    1,061,770
   216,931    California State Veterans General Obligation Bonds Amortizing Coupon M-COATES,
              7.30% due 10/1/01                                                                               *Aaa/AAA*      234,478
 1,000,000    California Veterans Affairs Home Purchase Revenue Series A, 7.40% due 8/1/97                        Aa/A+    1,030,710
   250,000    California Veterans Affairs Home Purchase Revenue Series A, 7.50% due 8/1/98                        Aa/A+      264,388
 1,390,000    California Veterans Affairs Home Purchase Revenue Series A, 6.55% due 8/1/01                        Aa/A+    1,444,905
   850,000    California State University Revenue, 6.40% due 11/1/02 Crossover Refunded 11/1/00 @ 102             A1/A-      918,238
   730,000    California Statewide Community Development Authority Insured Health
              Facilities Revenue Certificate of Participation Series 1992, 6.40% due 5/1/02 (Eskaton
              Properties Incorporated Phase II Project)                                                           NR/A       752,827
 1,000,000    California Statewide Community Development Authority Certificate of Participation, 1.837%
              (inverse floater) due 1/1/00 (Motion Picture and Television Fund Project; Insured: AMBAC)         Aaa/AAA      897,260
 1,000,000    California Statewide Community Development Authority Certificate of Participation, 2.127%
              (inverse floater) due 1/1/01 (Motion Picture and Television Fund Project; Insured: AMBAC)         Aaa/AAA      870,320
 1,000,000    California Statewide Community Development Authority Insured Health Facilities Revenue
              Series 1996 A, 6.00% due 9/1/04 (San Gabriel Medical Center Project; Insured: Cal Health)            NR/A    1,025,860
   130,000    Cerritos-Compton Glendale College District General Obligation
              Certificate of Participation, 8.00% due 2/1/98                                                      NR/NR      136,517
 1,915,000    Chula Vista Variable Rate Multifamily Housing Refunding Revenue Series 1985,
              5.75% due 11/1/07, put 11/1/97 (Eucalyptus Grove Project; Continental Casualty Surety Bond)         NR/A+    1,925,992
   250,000    Clovis & Fresno Unified School District Certificate of Participation Series A, 6.70% due 5/1/97      NR/A      253,138
   700,000    Coachella Valley Water District No. 71 Certificate of Participation, 5.75% due 10/1/00
              (Storm Water District Project)                                                                       A/NR      724,192
   660,000    Cupertino Public Facilities Corporation Certificate of Participation Series 1992-B, 5.60%
              due 7/1/00                                                                                          A1/A+      678,559
    60,000    El Paso de Robles Newark Water District Certificate of Participation
              Association of Bay Area Governments Finance Corporation, 7.40% due 6/1/98                           NR/NR       61,631
   350,000    Foothill-De Anza Community College District Certificate of Participation, 7.35% due 3/1/07          NR/A-      384,898
   600,000    Fresno Multifamily Housing Revenue Refunding, 5.10% due 10/1/05, put 4/1/99
              (Maple Leaf Project; Insured: Continental Insurance)                                                NR/A-      595,092
   560,000    Fruitvale School District Certificate of Participation, 7.60% due 6/1/99                           Baa/NR      599,446
 2,000,000    Glendale Hospital Revenue Refunding Series 1994, 7.625% due 1/1/05
              (Verdugo Hills Project; LOC: Industrial Indemnity)                                                  NR/A+    2,138,540
   200,000    Hayward Unified School District Certificate of Participation, 7.60% due 10/1/00                    Baa/NR      210,530
   200,000    Hermosa Beach Lynwood and Vernon Certificate of Participation,
              7.10% due 9/1/99, partially pre-refunded                                                           NR/BBB      208,432
 2,895,000    Huntington Beach City School District 1995 Capital Certfificates, 6.25% due 4/1/97                  NR/NR    2,902,730
   800,000    Industry Industrial Revenue Refunding, 7.00% due 12/1/00, put 12/1/99
              (Camco Chemical Project; LOC: Provident Bank)                                                       *A/A*      796,048
   605,000    Inglewood Certificate of Participation, 6.70% due 8/1/00 (Civic Center Improvement Project)         A/BBB      638,251
   635,000    Inglewood Certificate of Participation, 6.80% due 8/1/01 (Civic Center Improvement Project)         A/BBB      673,494
   690,000    Inglewood Certificate of Participation, 6.90% due 8/1/02 (Civic Center Improvement Project)         A/BBB      723,037
   360,000    Irvine Ranch Water District Joint Powers Agency Revenue, 7.00% due 2/15/98                          NR/A+      367,492
   480,000    Lake Elsinore Public Financing Authority Tax Allocation Revenue Series 1992-C,
              6.15% due 2/1/01 (Insured: FGIC)                                                                  Aaa/AAA      509,232
 2,000,000    Lancaster Redevelopment Agency Lease Revenue Series 1995, 4.90% due 12/1/00
              (Public Improvement Project; LOC: Sumitomo - Dai Ichi Kangyo)                                        NR/A    1,958,400
 1,500,000    Los Angeles Equipment Acquisition Program L Certificate of Participation, 5.80% due 12/1/98          A/A+    1,540,110
 1,000,000    Los Angeles Municipal Improvement Corporation Lease Revenue, 5.00% due 2/1/00                        A/A+    1,005,110
 1,500,000    Los Angeles Unified School District Certificate of Participation, 6.30% due 6/1/02                   A/A-    1,586,265
 1,000,000    Los Angeles County Certificate of Participation Mobile Digital Comm., 7.70% due 7/15/01         Baa1/BBB+    1,035,810
   350,000    Los Angeles County Housing Authority MFHR, 7.625% due 12/1/29,
              mandatory put 12/1/99 (Monrovia Project A; Insured: Continental Casualty)                           NR/A-      357,150
 1,245,000    Los Angeles County Pension Obligation Certificate of Participation,
              6.875% due 6/30/07                                                                              Baa1/BBB+    1,270,124
 1,000,000    Los Angeles County Transit Finance Corporation Certificate of Participation
              Series 1992-B, 5.70% due 7/1/99                                                                     A1/NR    1,028,880
   100,000    Los Angeles County Compton Civic Center Courthouse Facility Revenue, 7.75% due 10/1/96             Baa1/A      100,573
   250,000    Lynwood Unified School District Certificate of Participation, 7.20% due 11/1/98
              (Capital Improvement Project)                                                                      Baa/NR      257,012
 2,000,000    MSR Public Power Agency Series 1987 C, 6.70% due 7/1/02 (San Juan Project)                            A/A    2,057,900
   375,000    Marysville Hospital Revenue, 6.00% due 1/1/04 (Fremont-Rideout Health Group
              Project; Insured: AMBAC)                                                                          Aaa/AAA      397,751
   200,000    Midpeninsula Regional Open Space District Certificate of Participation, 7.20%
              due 9/1/00, refunded 9/1/99                                                                        *Aaa/A      219,766
   360,000    Midpeninsula Regional Open Space District Certificate of Participation, 4.75% due 9/1/99             NR/A      361,451
   460,000    Midpeninsula Regional Open Space District Certificate of Participation, 4.80% due 9/1/00             NR/A      460,658
 1,230,000    Morgan Hill Unified School District Certificate of Participation Series 1993, 4.70% due 8/1/98      A1/NR    1,238,967
 1,000,000    Morgan Hill Unified School District Certificate of Participation Series 1993, 4.80% due 8/1/99      A1/NR    1,005,090
   835,000    Morgan Hill Unified School District Certificate of Participation Series 1993, 5.00% due 8/1/00      A1/NR      841,713
   660,000    Mountain View Shoreline Reg. Park Community Tax Allocation Series 1993-A, 4.70% due 8/1/99            A/A      650,734
   810,000    National City Community Development Commission Tax Allocation Series
              1992-A, 5.70% due 8/1/99 (Downtown Redevelopment Project; Insured: AMBAC)                         Aaa/AAA      840,326
   500,000    National City Community Development Commission Tax Allocation Series
              1992-A, 5.90% due 8/1/00 (Downtown Redevelopment Project; Insured: AMBAC)                         Aaa/AAA      525,680
   330,000    New Haven Unified School District Certificate of Participation, 7.30% due 12/1/01                   NR/A-      350,203
   355,000    New Haven Unified School District Certificate of Participation, 7.30% due 12/1/02                   NR/A-      375,402
   380,000    New Haven Unified School District Certificate of Participation, 7.40% due 12/1/03                   NR/A-      401,489
   410,000    New Haven Unified School District Certificate of Participation, 7.40% due 12/1/04                   NR/A-      432,230
   940,000    Ontario Individual Development Revenue Series 1990-A, 7.75% due 9/1/20,
              put 8/31/00 (Great Western Foam Project; LOC: Wells Fargo Bank)                                      NR/A      957,851
 1,100,000    Orange County Refunding Recovery, 5.10% due 6/1/02 (Insured: MBIA)                                Aaa/AAA    1,112,276
 1,000,000    Orange County Refunding Recovery, 5.20% due 6/1/03 (Insured: MBIA)                                Aaa/AAA    1,011,550
 2,000,000    Orange County Refunding Recovery, 6.50% due 6/1/04 (Insured: MBIA)                                Aaa/AAA    2,175,140
   375,000    Orange County Subordinate Airport Revenue Certificate of Participation,
              7.70% due 7/1/98 (1990 Loading Bridge and Baggage Handling Project)                                 NR/NR      382,616
   900,000    Orange County Local Transportation Authority Sales Tax Rev., 5.50% due 2/15/01
              (Measure M Sales Tax Project)                                                                       Aa/AA      916,848
   510,000    Orange County Local Transportation Authority Sales Tax Rev., 6.00% due 2/15/06
              (Measure M Sales Tax Project)                                                                       Aa/AA      525,754
 1,000,000    Orange County Local Transportation Authority Sales Tax Revenue 2nd Series,
              1.877% (inverse floater) due 2/15/99 (Insured: FGIC)                                              Aaa/AAA      934,590
 2,000,000    Orange County Recovery Certificate of Participation Series A, 5.50% due 7/1/02
              (Insured: MBIA)                                                                                   Aaa/AAA    2,063,900
 1,425,000    Oxnard Harbor District Refunding Revenue, 6.60% due 8/1/00 (Capital Guaranty)                     Aaa/AAA    1,528,968
   300,000    Oxnard IDA IDRB, 9.50% due 10/1/97 (Green Foods Project; LOC: Mitsubishi Bank Ltd.)                Aa2/NR      302,787
   750,000    Paramount Unified School District Certificate of Patricipation, 0% due 9/1/14 (Insured: FSA)      Aaa/AAA      540,000
   100,000    Perris School District Certificate of Participation, 5.10% due 3/1/00 (Insured: FSA)              Aaa/AAA      101,971
   990,000    Redwood City Multifamily Housing Revenue Series 1985-B, 5.20% due 10/1/08, put 10/1/00
              (Redwood Shores Apartments Project; Insured: Continental Casualty)                                  NR/A+      983,209
   150,000    Riverside Certificate of Participation, 8.00% due 10/1/96                                         Baa1/A-      151,390
   100,000    Riverside County Housing Authority Revenue Series A, 7.50% due 10/1/96                             Baa/NR      100,377
   465,000    Riverside County Housing Authority Revenue Series A, 7.75% due 10/1/00                             Baa/NR      474,533
   295,000    Sacramento Financing Authority Series 1991, 6.30% due 11/1/02                                       A1/A+      315,435
   550,000    Sacramento Municipal Utility District Electric Refunding Revenue Series R, 6.60% due 2/1/97          A/A-      558,938
 1,000,000    Sacramento Regional Transportation Authority Certificate of Participation, 6.00% due 3/1/99         A1/NR    1,035,550
 1,000,000    Sacramento Regional Transportation Authority Certificate of Participation, 6.25% due 3/1/01         A1/NR    1,056,140
   200,000    Sacramento Unified School District Certificate of Participation, 4.60% due 2/1/19, Prerefunded     NR/NR6      199,978
   950,000    Sacramento MFHR, 5.875% due 2/1/08, put 2/1/03 (Fairways I Apartments Project;
              Insured: FNMA)                                                                                     NR/AAA      962,787
   450,000    San Diego County Regional Trans. Community Sales Tax Rev. Series A,
              6.125% due 4/1/98 (Escrowed to Maturity)                                                          AAA/AA-      465,813
   255,000    San Francisco City & County Agency Redevelopment Agency Lease Revenue, 0% due 7/1/00                 A/A-      209,942
   240,000    San Francisco City & County Agency Refunding Series Sec 8, 6.125%
              due 7/1/02 (Insured: MBIA / FHA)                                                                  Aaa/AAA      240,379
   700,000    San Francisco Unified School District Certificate of Participation, 8.10%
              due 7/1/98, pre-refunded 7/1/96 @ 102 (Civic Improvement Project)                                  A/AAA*      714,252
   400,000    San Jacinto IDA IDRB Series 1990, 7.20% due 6/1/98 (Edelbrock Foundry
              Corporation Project; LOC: Bank of America)                                                         NR/AA-      421,648
 2,000,000    San Joaquin County Certificate of Participation, 5.25% due 9/1/98 (General Hospital Project)         A/A-    2,008,820
 1,440,000    San Joaquin County Certificate of Participation, 5.60% due 9/1/00 (General Hospital Project)         A/A-    1,433,002
   895,000    San Joaquin County Certificate of Participation, 5.90% due 9/1/03 (General Hospital Project)         A/A-      876,509
 1,310,000    San Marcos Public Facility Authority Capital Improvement Series 1991, 0% due 1/1/99, ETM           Aaa/NR    1,167,446
   410,000    San Marcos Public Facility Authority Capital Improvement Series 1991, 0% due 1/1/00, ETM           Aaa/NR      348,217
   500,000    Santa Ana Community Red. Agency Tax Allocation Series 1989-B, 7.10% due 9/1/98                     NR/BB+      516,810
   500,000    Santa Cruz County Public Financing Authority Revenue Series C,
              7.00% due 8/1/96 (Escrowed to Maturity)                                                            NR/AAA      501,400
   315,000    Santa Monica Community College District Certificate of Participation, 7.65% due 5/1/01,
              put 11/1/97 (Rancho Corrales Project)                                                                NR/A      325,152
   810,000    Sonoma County Certificate of Participation Public Works Improvement Program,
              5.40% due 8/1/00 (Integrated Waste Project)                                                         NR/A+      831,449
   950,000    Sonoma County Certificate of Participation Public Works Improvement Program,
              5.80% due 8/1/03 (Integrated Waste Project)                                                         NR/A+      982,614
   150,000    South Coast Air Quality Management District Building Corporation
              Installment Sale Revenue, 9.75% due 8/1/98 (Escrowed to Maturity)                                 Aaa/AAA      166,783
 1,500,000    South Coast Local Education Angencies Pooled Tax & Revenue Anticipation Notes
              Series 1995-A, 5.00% due 8/14/96                                                                  NR/Sp1+    1,501,755
   700,000    Stanislaus Waste to Energy Finance Agency Solid Waste Facility Revenue Certificate,
              7.20% due 1/1/97 (Ogden Martin Systems Project)                                                   NR/BBB+      707,350
   250,000    Stanislaus Waste to Energy Finance Agency Solid Waste Facility Revenue Certificate,
              7.30% due 1/1/98 (Ogden Martin Systems Project)                                                   NR/BBB+      257,595
   340,000    Suisun City Redevelopment Agency 1990 Tax Allocation,
              7.20% due 10/1/01, pre-refunded 4/1/00                                                            *Aaa/A-      376,887
   500,000    Sulphur Springs Union School District General Obligation Series B, 5.70% due 3/1/01                  NR/A      520,305
   450,000    Sunline Transit Agency Certificate of Participation California Transit Finance Corporation
              Series A, 5.50% due 7/1/02                                                                           A/NR      459,913
   900,000    Sweetwater Union High School District Certificate of Participation, 6.40% due 11/1/01           Baa1/BBB+      948,447
   190,000    Temecula Community Services Certificate of Participation Series 1992,
              6.00% due 10/1/98 (Community Recreation Center Project)                                              NR/A      196,452
   200,000    Temecula Community Services Certificate of Participation Series 1992,
              6.00% due 10/1/99 (Community Recreation Center Project)                                              NR/A      207,938
   210,000    Temecula Community Services Certificate of Participation Series 1992,
              6.00% due 10/1/00 (Community Recreation Center Project)                                              NR/A      219,091
   255,000    Torrance Unified School District Certificate of Participation, 6.10% due 10/1/00                  Baa1/NR      257,741
   275,000    Trinity County Public Utilities District Certificate of Participation, 5.25% due 4/1/98           NR/BBB-      272,797
   290,000    Trinity County Public Utilities District Certificate of Participation, 5.50% due 4/1/99           NR/BBB-      285,253
   750,000    Turlock Irrigation District Certificate of Participation, 6.80% due 1/1/00, Prerefunded 1/1/98 @102
              (1991 Capital Improvements Project)                                                               Baa1/A-      796,658
   365,000    Turlock Irrigation District Certificate of Participation, 7.00% due 1/1/01, Prerefunded 1/1/98 @ 102
              (1991 Capital Improvements Project)                                                               Baa1/A-      388,765
   420,000    Turlock Irrigation District Certificate of Participation, 7.15% due 1/1/03, Prerefunded 1/1/98 @ 102
              (1991 Capital Improvements Project)                                                               Baa1/A-      448,262
 1,600,000    University of California Regents Certificate of Participation Series 1996,
              5.45% due 6/1/03 (Various Capital Projects; Insured: MBIA)                                        Aaa/AAA    1,647,296
   635,000    University of California Research Facilities Revenue, 11.00% due 9/1/98                             NR/A-      720,661
   870,000    University of California Research Facilities Revenue, 5.25% due 9/1/02                              NR/A-      874,028
   625,000    Vallejo Public Financing Authority Local Agency Revenue Series A, 5.00% due 9/2/98                  NR/A-      630,344
   500,000    West Covina Certificate of Participation, 5.90% due 9/1/96 (Civic Center Complex Project)            NR/A      501,910
   495,000    Yorba Linda Public Financing Authority Certificate of Participation,
              7.00% due 11/1/00 (Recycling Equipment Project)                                                      A/NR      512,097
 1,000,000    Yuba City Public Financing Authority Series 1991, 7.25% due 12/1/96                                 NR/NR    1,006,260


              TOTAL INVESTMENTS (Cost $93,458,998)                                                                       $94,887,493



                    * Indicates rating on other debt issued by the same issuer, rather than on the security held by the Fund. These securities are deemed by the Adviser to be comparable with those of issuers having debt ratings in the 4 highest grades by Moody's or S&P. +Credit ratings are unaudited. See notes to financial statements.



To the Board of Directors and Shareholders
Thornburg Limited Term Municipal Fund, Inc. California Portfolio Santa Fe, New Mexico


independent auditor's report


We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Thornburg Limited Term Municipal Fund, Inc. - California Portfolio as of June 30, 1996 the related statement of operations for the year ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1996 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement and financial highlights referred to above present fairly, in all material aspects, the financial position of Thornburg Limited Term Municipal Fund, Inc. - California Portfolio as of June 30, 1996, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with generally accepted accounting principals.



/S/ McGladrey & Pullen, L.L.P.

New York, New York
July 26, 1996


The last page of this report shows the Thornburg Limited Term Municipal
Fund - California Portfolio - A shares total return in dollars vs.
Donoghue's Taxable Money Market Fund Avg. and California Tax Free Money Market Fund Average on a $100,000. investment on 7/1/91 through 6/30/96.

A hard copy of the graph is on file with the S.E.C.
                     THORNBURG LIMITED TERM MUNICIPAL FUND-
CALIFORNIA PORTFOLIO CLASS SHARES

FUND FACTS

                                    Thornburg                  Thornburg
                              Limited Term Municipal     Limited Term Municipal
                                  Fund-California            Fund-California
                                     A Shares                   C Shares
SEC Yield                              3.86%                      3.54%
Taxable Equiv. Yields                  7.05%                      6.46%
NAV                                   $12.74                     $12.75
Max. Offering Price                   $13.07                     $12.75

TOTAL RETURNS
(Annual Average - After Subtracting Maximum Sales Charge)


1 Year Ending                        1.68%                        3.89%
5 Years Ending                       5.01%                          NA
Since Inception                      5.89%                        4.87%
Inception Date                     (2/19/87)                    (9/1/94)

(a) Taxable equivalent yields assume a 39.6% marginal federal tax rate, and an 9.30% state of California marginal tax rate. Portions of the income of the municipal funds may be subject to the alternative minimum tax. (b) The data quoted represents past performance, and the investment return and principal value of an investment in the fund will fluctuate. An investor's shares, when redeemed, may be worth more or less than their original cost. (c) The total return data reflects the deduction of the maximum sales charge of the Class A Shares of 2.50%.

What Double Tax - Free Income Means to You:

FIND YOUR TAXABLE INCOME                Combined                To Equal a California
  AND READ ACROSS                        Income                   Tax-Free Yield Of*
                                          Tax     3.75%   4.00%   4.25%   4.50%   4.75%   5.00%

$24,000 - 25,484    $40,100 - 50,968     32.32%   5.54%   5.91%   6.28%   6.65%   7.02%   7.39%
$25,484 - 32,207    $50,968 - 64,414     33.76%   5.66%   6.04%   6.42%   6.79%   7.17%   7.55%
$32,207 - 58,150    $64,414 - 96,900     34.70%   5.74%   6.13%   6.51%   6.89%   7.27%   7.66%
$58,150 - 121,300   $96,900 - 147,700    37.42%   5.99%   6.39%   6.79%   7.19%   7.59%   7.99%
$121,300 -263,750   $147,700 - 263,750   41.95%   6.46%   6.89%   7.32%   7.75%   8.18%   8.61%
$263,750 - and up** $263,750 - and up**  45.22%   6.85%   7.30%   7.76%   8.21%   8.67%   9.13%


 *The yields listed are for illustration only and not necessarily representative of any class of shares of the Limited Term Municipal Fund - California Portfolio.
**1996 maximum Federal tax bracket of 39.6%. Maximum California tax bracket of 9.30%. Taxable equivalent yields do not take the federal alternative minimum tax, to which investors may or may not be subject, into account.

Dear Shareholder:

After rising to their highest levels in several years in 1994, interest rates fell steadily during 1995. During 1996, interest rates in the U.S. increased again, although interest rates in most of the world fell sharply. The net asset value of Thornburg Limited Term Municipal Fund California Portfolio A shares decreased 9 cents per share to $12.74 during 1996. If you were with us for the entire period, you received dividends of 57.7 cents per share. If you reinvested your dividends, you received 58.8 cents per share.
Investors who owned C Shares received dividends of 52.6 and 53.6 cents per share, respectively.

Strong forces are acting in opposite ways on U.S. interest rates at this time. The U.S. economy is generally firm and the economies of many developing countries are growing as well. Americans have been net sellers of individual municipal and U.S. government bonds, preferring instead to pour money into stocks, money market funds and, recently, emerging market debt funds. By themselves, these forces should put upward pressure on our interest rates. However, most other developed countries have sluggish economies, much lower interest rates than ours, and currencies that have been depreciating relative to the U.S. dollar. As a result, foreign money has been pouring into the U.S. bond market, lifting bond prices and lowering yields from the levels that would otherwise exist. In the last 2 years, foreign purchases of U.S. Treasury bonds have accounted for more than 100% of the net issuance of Treasury bonds, up from an average of approximately 20% between 1980-1994. The graph below illustrates this trend, which does not appear to be subsiding.

Your Limited Term Municipal Fund California Portfolio currently holds approximately 130 obligations from California municipal borrowers. Approximately 87% of the bonds are rated A or better by one of the major rating agencies. As you know, we "ladder" the maturities of the bonds in your portfolio so that some bonds are scheduled to mature at par during each of the next 10 years. Today, your fund's weighted average maturity is approximately 3.8 years, and we always keep it below 5 years. Percentages of the portfolio maturing within each of the next 10 years are summarized as follows.

       % of portfolio maturing within         Cumulative % maturing by end of
                         1 year = 13%                     year 1 = 13%
                   1 to 2 years = 13%                     year 2 = 26%
                   2 to 3 years = 12%                     year 3 = 38%
                   3 to 4 years = 19%                     year 4 = 57%
                    4 to 5 years = 8%                     year 5 = 65%
                   5 to 6 years = 15%                     year 6 = 80%
                    6 to 7 years = 7%                     year 7 = 87%
                    7 to 8 years = 6%                     year 8 = 93%
                    8 to 9 years = 5%                     year 9 = 98%
                   9 to 10 years = 1%                    year 10 = 99%

I believe that a laddered portfolio of municipal bonds such as yours can usually outperform a single municipal bond investment, and that it can offer the additional benefits of convenience, diversification and more favorable balance of price risk and reinvestment risk. It is not possible to measure every individual bond from every conceivable starting and ending date against your fund, however, it is possible to make some comparison. On January 1, 1992 a representative yield for a $1 million (or more) national market block of AA rated municipal bonds maturing January 1, 1997 was 4.90%, according to Delphis Hanover Corporation. (A California bond would typically have had a slightly lower yield due). Let's assume an investor purchased such a municipal bond at that time and held it to maturity. On January 1, 1997, this investor's average annual total return from that bond would have been 4.68%, assuming reinvestment of the 1992 to 1996 interest payments at prevailing money market rates. The average annual return would have been 4.90% if the investor was somehow able to reinvest the interest payments at 4.90%. Your average annual total return on a purchase of up to $50,000 of Thornburg Limited Term Municipal Fund California was 5.01% for the 5 year period ended January 1, 1997. Your fund return was higher if you made a larger quantity purchase. Of course, past performance is no guarantee of future results and returns may be higher or lower in the future.

Currently, Limited Term Municipal Fund California Portfolio is ranked 5 stars by Morningstar.* Over the eighty-one month time frame that it has been ranked by Morningstar, the fund has an average rating of 4.9 stars, making it the highest ranked California tax-free fund during that time period. I would like to attribute this to capable execution of a thoroughly sensible investment strategy over time. Thank you for investing in Thornburg Limited Term Municipal Fund-California Portfolio.


Sincerely,


Brian J. McMahon
Managing Director
[GRAPHIC OMITTED]

Thornburg Limited Term Municipal Fund, Inc. - California Portfolio December 31, 1996
(unaudited)

ASSETS

Investments, at value (cost $96,725,034)           $98,959,644
Cash                                                    66,640
Receivable for fund shares sold                         58,216
Interest receivable                                  1,717,918
Prepaid expenses and other assets                       14,612

TOTAL ASSETS                                       100,817,030

LIABILITIES

Payable for securities purchased                     2,719,666
Dividends payable                                      124,784
Payable for fund shares redeemed                         5,000
Accounts payable and accrued expenses                   80,635
Accounts payable investment adviser (Note 3)            62,055
TOTAL LIABILITIES                                    2,992,140

NET ASSETS                                         $97,824,890

NET ASSET VALUE:

Class A Shares:
Net asset value and redemption price per share
($93,941,397 applicable to 7,371,948 shares of beneficial
 interest outstanding - Note 4)                         $12.74

Maximum sales charge, 2.50% of offering
price (2.57% of net asset value per share)                 .33

Maximum Offering Price Per Share                        $13.07

Class C Shares:
Net asset value and offering price per share*
($3,883,493 applicable to 304,492 shares of beneficial
 interest outstanding - Note 4)                         $12.75


* Redemption price per share is equal to net asset value less any applicable contingent deferred sales charge. See notes to financial statements.


Thornburg Limited Term Municipal Fund, Inc. - California Portfolio Six Month Period Ended December 31, 1996
(unaudited)

INVESTMENT INCOME
Interest income (net of premium amortized                  $2,701,410
     of $116,752)

EXPENSES
Investment advisory fees (Note 3)                             246,096
Administration Fees (Note 3)
    Class A Shares                                             59,576
    Class C Shares                                              1,948
Distribution and service fees  (Note 3):
    Class A Shares                                            119,153
    Class C Shares                                              9,738
Transfer agent fees                                            32,594
Custodian fees                                                 30,237
Professional fees                                              10,904
Accounting Fees                                                 5,262
Other expenses                                                  6,918

             TOTAL EXPENSES                                   522,426
Less:
  Expenses reimbursed by investment adviser (Note 3)         (24,009)


             NET EXPENSES                                     498,417

             NET INVESTMENT INCOME                          2,202,993


REALIZED AND UNREALIZED
GAIN ON INVESTMENTS - NOTE 5
Net realized loss on investments sold                         (5,802)
Increase in unrealized appreciation of investments            806,115
             NET REALIZED AND UNREALIZED
             GAIN ON INVESTMENTS                              800,313

             NET INCREASE IN NET ASSETS RESULTING
             FROM OPERATIONS                               $3,003,306

See notes to financial statements.


n o t e s  t o  f i n a n c i a l  s t a t e m e n t s

Thornburg Limited Term Municipal Fund, Inc. - California Portfolio
(unaudited)

                                       Six Month Period       Year Ended
                                   Ended December 31, 1996  June 30, 1996
                                          ----------
INCREASE (DECREASE) IN
NET ASSETS FROM:

OPERATIONS:
Net investment income                       $2,202,993        $4,574,926
Net realized gain (loss) on investments sold    (5,802)           13,209
Increase in unrealized
 appreciation of investments                   806,115           196,447

NET INCREASE IN NET ASSETS
RESULTING FROM                               3,003,306         4,784,582

DIVIDENDS TO SHAREHOLDERS:
From net investment income
 Class A Shares                             (2,139,265)       (4,504,908)
 Class B Shares                                   --              (6,799)
 Class C Shares                                (63,728)          (63,219)

FUND SHARE TRANSACTIONS-- (Note 4)
 Class A Shares                             (1,212,493)       (4,674,335)
 Class B Shares                                    --           (594,362)
 Class C Shares                              1,414,069         1,661,567


NET INCREASE (DEACREASE) IN NET ASSETS       1,001,889        (3,397,474)

NET ASSETS:
Beginning of period                         96,823,001        100,220,475
End of period                              $97,824,890        $96,823,001

See notes to financial statements.


Thornburg Limited Term Municipal Fund, Inc. - California Portfolio

Note 1 - ORGANIZATION

Thornburg Limited Term Municipal Fund, Inc. (the "Fund") was incorporated in Maryland on February 14, 1984. The Fund was reorganized in 1986 as a series investment company with separate investment portfolios. The current portfolios are as follows: National Portfolio and California Portfolio (the "Portfolio"). The Fund is an open-end diversified management investment company, registered under the Investment Company Act of 1940, as amended. The primary investment objective of the Fund is to obtain as high a level of current income exempt from federal income tax as is consistent with preservation of capital. In addition, the California Portfolio will invest primarily in Municipal Obligations originating in California with the object of obtaining exemption of interest dividends from any income taxes imposed by California on individuals.

The Fund currently offers two classes of shares of beneficial interest in the portfolio, Class A and Class C shares. The Fund no longer offers Class B shares. Each class of shares of a Portfolio represents an interest in the same portfolio of investments of the Fund, except that (i) Class A shares are sold subject to a front-end sales charge collected at the time the shares are purchased and bear a service fee, (ii) Class B shares were sold at net asset value without a sales charge at the time of purchase, but were subject to a contingent deferred sales charge upon redemption, and bore both a service fee and a distribution fee,
(iii) Class C shares are sold at net asset value without a sales charge at the time of purchase, but are subject to a contingent deferred sales charge upon redemption within one year, and bear both a service fee and a distribution fee, and (iv) the respective classes have different reinvestment privileges. Additionally, the Portfolio may allocate among its classes certain expenses, to the extent allowable to specific classes, including transfer agent fees, government registration fees, certain printing and postage costs, and administrative and legal expenses. Currently, class specific expenses of the Portfolio are limited to distribution fees, administration fees and transfer agent expenses.


Note 2 - SIGNIFICANT ACCOUNTING POLICIES Significant accounting policies of the Fund are as follows:

Valuation of Investments: In determining the net asset value of the portfolio, the Fund utilizes an independent pricing service approved by the Board of Directors. Debt investment securities have a primary market over the counter and are valued on the basis of valuations furnished by the pricing service. The pricing service values portfolio securities at quoted bid prices or the yield equivalents when quotations are not readily available. Securities for which quotations are not readily available are valued at fair value as determined by the pricing service using methods which include consideration of yields or prices of municipal obligations of comparable quality, type of issue, coupon, maturity and rating; indications as to value from dealers and general market conditions. The valuation procedures used by the pricing service and the portfolio valuations received by the Portfolio are reviewed by the officers of the Fund under the general supervision of the Board of Directors. Short-term obligations having remaining maturities of 60 days or less are valued at amortized cost, which approximates market value.


Federal Income Taxes: It is the policy of the Fund to comply with the provisions of the Internal Revenue Code applicable to "regulated investment companies" and to distribute all of its taxable (if any) and tax exempt income to its shareholders. Therefore, no provision for Federal income tax is required. Dividends paid by the Portfolio for the period ended December 31, 1996 represent exempt interest dividends which are excludable by shareholders from gross income for Federal income tax purposes.

When-Issued and Delayed Delivery Transactions: The Fund may engage in when-issued or delayed delivery transactions. To the extent the Portfolio engages in such transactions, it will do so for the purpose of acquiring portfolio securities consistent with its investment objectives and not for the purpose of investment leverage or to speculate on interest rate changes. At the time the Fund makes a commitment to purchase a security for the portfolio on a when-issued basis, it will record the transaction and reflect the value in determining its net asset value. When effecting such transactions, assets of the Portfolio of an amount sufficient to make payment for the portfolio securities to be purchased will be segregated on the Portfolio's records on the trade date. Securities purchased on a when-issued or delayed delivery basis do not earn interest until the settlement date.

Dividends: Net investment income of the Portfolio is declared daily as a dividend on shares for which the Fund has received payment. Dividends are paid monthly and are reinvested in additional shares of the Portfolio at net asset value per share at the close of business on the dividend payment date, or at the shareholder's option, paid in cash. Net capital gains, to the extent available, will be distributed annually.

General: Securities transactions are accounted for on a trade date basis. Interest income is accrued as earned. Premiums and original issue discounts on securities purchased are amortized to call dates or maturity dates of the respective securities. Realized gains and losses from the sale of securities are recorded on an identified cost basis.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.


Note 3 - INVESTMENT ADVISORY FEE AND OTHER TRANSACTIONS WITH AFFILIATES

Pursuant to an investment advisory agreement, Thornburg Management Company, Inc. (the "Adviser") serves as the investment adviser and performs services for which the fees are payable at the end of each month. For the period ending December 31, 1996, these fees were payable at annual rates ranging from 1/2 of 1% to 9/40 of 1% of the average daily net assets of the Portfolio. Also, the Portfolio entered into an Administrative Service agreement with the Advisor, whereby the Adviser will perform certain administrative services for the shareholders of each class of the Portfolio's shares, and for which fees will be payable at an annual rate of up to 1/8 of 1% of the average daily net assets attributable to each class of shares.

In the event normal operating expenses of the Portfolio, exclusive of brokerage commissions, taxes, interest, and extraordinary expenses, exceed the limits prescribed by any state in which the Portfolio's shares are qualified for sale, the Adviser will reimburse the Portfolio for such excess. No such reimbursement was required as a result of this limitation. For the period ended December 31, 1996, the Adviser voluntarily reimbursed certain operating expenses amounting to $24,009. These expenses may be repaid to the Adviser by the Portfolio, however such repayment will depend upon the overall level of Portfolio expenses for the entire fiscal year ending June 30, 1997.

The Fund has an underwriting agreement with Thornburg Securities Corporation (the "Distributor"), which acts as the Distributor of Portfolio shares. For the period ended December 31, 1996, the Distributor earned commissions aggregating $12,142 from the sale of Class A shares, and collected contingent deferred sales charges aggregating $875 from redemptions of Class C shares of the Portfolio.

Pursuant to a Service Plan under Rule 12b-1 of the Investment Company Act of 1940, the Fund may reimburse to the Adviser amounts not to exceed .25 of 1% per annum of the average net assets attributable to each class of shares of the Portfolio for payments made by the Adviser to securities dealers and other financial institutions to obtain various shareholder related services. The Adviser may pay out of its own funds additional expenses for distribution of the Portfolio's shares.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1, applicable only to the Portfolio's Class C shares, under which the Fund can compensate the Distributor for services in promoting the sale of Class C shares of the Portfolio at an annual rate of up to .75% of the average daily net assets attributable to Class C shares. Total fees incurred by each class of shares of the Portfolio under their respective service and distribution plans for the period ended December 31, 1996 are set forth in the statement of operations.

Certain officers and directors of the Fund are also officers and /or directors of the Adviser and the Distributor. The compensation of unaffiliated directors of the Fund is borne by the Fund.

Thornburg Limited Term Municipal Fund, Inc. - California Portfolio

Note 4 - SHARES OF BENEFICIAL INTEREST:

At December 31, 1996, there were 600,000,000 shares of the Fund (including 115,000,000 for the Portfolio) of $.001 par value common stock authorized and capital paid-in aggregated $96,513,092. Transactions in shares of beneficial interest were as follows:


                                  Six Month Period               Year Ended
                            Ended December 31, 1996             June 30, 1996
                              -----------------        -------------

Class A Shares               Shares     Amount            Shares       Amount
Shares sold                  485,676   $6,164,500       1,028,241   $13,063,252
Shares issued to shareholders
   in reinvestment of
   distributions             109,148    1,387,803         227,171     2,885,798
Shares repurchased          (690,039)  (8,764,796)     (1,626,759)  (20,623,385)

Net Decrease                 (95,215) ($1,212,493)       (371,347)  ($4,674,335)

Class B Shares
Shares sold                     --         --              17,477      $220,496
Shares issued to shareholders
   in reinvestment of
   distributions                --         --                 352         4,458
Shares repurchased              --         --             (64,623)     (819,316)

Net Increase                    --         --             (46,794)    ($594,362)

Class C Shares
Shares sold                  127,465  $1,619,512          164,199    $2,090,620
Shares issued to shareholders
   in reinvestment of
   distributions               3,554      45,258            4,010        50,090
Shares repurchased           (19,691)   (250,701)         (37,612)     (479,143)

Net Increase                 111,328  $1,414,069          130,597    $1,661,567


Note 5 - SECURITIES TRANSACTIONS

Purchases and proceeds from maturities or sales of investment securities of the Portfolio, other than short-term securities, aggregated $11,396,746 and $8,788,820, respectively. The cost of investments is the same for financial reporting and Federal income tax purposes. At December 31, 1996, the aggregate gross unrealized appreciation and depreciation, based on cost for Federal income tax purposes, were $2,428,858 and $194,248, respectively.

Accumulated net realized losses from security transactions included in net assets at December 31, 1996 aggregated $922,812.

For Federal income tax purposes, the Portfolio has realized capital loss carryforwards of $917,010 from prior fiscal years available to offset future realized capital gains. To the extent that such carryforwards are used, no capital gains distributions will be made. The carryforwards expire as follows:
June 30, 1997 - $45,141,  June 30, 1998 - $60,181, June 30, 1999 - $14,395, June
30, 2000 - $410, June 30, 2002 - $315,597, and June 30, 2003 -$481,286.


Thornburg Limited Term Municipal Fund, Inc. -  California Portfolio

Per share operating performance
(for a share outstanding
throughout the period)
                                Six Month Period
                               Ending December 31,         Year Ended June 30,
                                      1996      1996   1995   1994   1993   1992
                                  (unaudited)
Class of Shares:                       A          A      A      A      A      A

Net asset value, beginning of period $12.64  $12.61 $12.57 $12.85 $12.48 $12.24
Income from investment operations:
Net investment income                   .29     .58    .58    .58    .65    .72
Net realized and unrealized
    gain (loss) on investments          .10     .03    .04   (.28)   .37    .24
Total from investment operations        .39     .61    .62    .30   1.02    .96
Less dividends from
    Net investment income              (.29)   (.58)  (.58)  (.58)  (.65)  (.72)
Change in net asset value               .10     .03    .04   (.28)   .37    .24

Net asset value, end of period       $12.74  $12.64 $12.61 $12.57 $12.85 $12.48
Total return (a)                      3.09%   4.94%  5.12%  2.37%  8.36%  8.10%

Ratios/Supplemental Data Ratios to average net assets:
  Net investment income               4.49(b) 4.59%  4.69%  4.51%  5.07%   5.80%
  Expenses, after expense reductions  1.00(b) 1.00%  1.00%  1.00%  1.00%   1.00%
  Expenses, before expense reductions 1.03(b) 1.05%  1.04%  1.03%  1.06%   1.10%

Portfolio turnover rate                9.33% 22.68% 18.54% 15.26% 20.81%  30.56%
Net assets
    at end of period (000)      $93,941 $94,379 $98,841 $111,723 $81,874 $53,130

(a) Sales loads are not reflected in computing total return, which is not annualized for periods less than one year.
(b) Annualized.

Thornburg Limited Term Municipal Fund, Inc. -  California Portfolio

Per share operating performance
(for a share outstanding
throughout the period)                                              Period from
                               Six Month Period    Year Ended  Sept. 1, 1994 (a)
                              Ending December 31,   June 30,         to June 30,
                                         1996          1996              1995
                                      (unaudited)
Class of Shares:                          C           B*     C        B      C

Net asset value, beginning of period   $12.65     $12.62  $12.62  $12.55 $12.55

Income from investment operations:
Net investment income                     .26        .13     .53     .43    .42
Net realized and unrealized
    gain on investments                   .10        .06     .03     .07    .07
Total from investment operations          .36        .19     .56     .50    .49
Less dividends from:
    Net investment income                (.26)      (.13)   (.53)   (.43)  (.42)
Change in net asset value                 .10        .06     .03     .07    .07

Net asset value, end of period         $12.75      $12.68  $12.65 $12.62 $12.62

Total return (b)                        2.88%      1.59%  4.46%    3.99%   3.98%

Ratios/Supplemental Data Ratios to average net assets:
   Net investment income               4.09%(c) 4.15%(c) 4.16% 4.10%(c) 4.07%(c)
   Expenses, after expense reductions 1.40%(c) 1.63%(c) 1.43% 1.60%(c) 1.63%(c) Expenses, before expense reductions 1.96%(c) 3.67%(c) 2.92% 4.51%(c) 3.21%(c)

Portfolio turnover rate                9.33%    22.68%  22.68%  18.54%  18.54%
Net assets
   at end of period (000)             $3,883     $0    $2,444    $590    $790
(a)  Commencement of sales of Class B and Class C shares.
(b) Sales loads are not reflected in computing total return, which is not annualized for periods less than one year. The total return for Class B shares reflects a period of 90 days.
(c)  Annualized.
 * Period from July 1, 1995 to September 28, 1995, on which date all Class B shares were converted into Class A shares



Principal                                                                                                Credit Rating+
Amount      Issuer-Description                                                                            Moody's/S&P        Value


$  615,000  Alameda-Contra Costa Transit District Refunding Certificate of Participation
            Series 1989, 7.20% due 8/1/00                                                                      Baa/BBB-  $  658,511
   370,000  Albany Public Facilities Financing Authority Lease Revenue, 6.60% due 9/1/00
            (Library Community Center Project)                                                                  Baa1/NR     390,694
   165,000  Antioch Unified School District Certificate of Participation, 0% due 7/1/05 (Insured: FSA)          Aaa/AAA      95,844
 1,300,000  Berkeley Health Facility Revenue Refinancing Series A, 5.70% due 12/1/98
            (Alta Bates Medical Center Project)                                                                Baa/BBB+   1,305,044
   500,000  California Counties Lease Finance Authority Certificate of Participation, 7.30% due 10/1/98            A/NR     504,370
   835,000  California Educational Facilities Authority Revenue, 5.60% due 10/1/00 (U.S.C. Project)              Aa3/AA     859,875
 1,805,000  California Educational Facilities Authority Revenue, 5.60% due 10/1/02 (U.S.C. Project)              Aa3/AA   1,868,446
   500,000  California Educational Facilities Authority Revenue Series 1993, 5.15% due 9/1/03
            (Santa Clara University Project)                                                                      A1/NR     514,910
   670,000  California HFA Revenue Series 1985-B, 9.875% due 2/1/17                                              Aa/AA-     699,862
    30,000  California HFA Single Family Mortgage Revenue Series 1982-A, 10.00% due 2/1/02
            (LOC: Citibank)                                                                                      Aa/AA-      30,012
   145,000  California HFA Revenue Series 1990-A, 0% due 8/1/01                                                  Aa/AA-     105,269
   500,000  California HFA, 7.80% due 7/1/06 (Episcopal Homes Project; Insured: Cal. Mortgage)                     NR/A     514,040
 1,000,000  California HFA Secured Revenue Series 1991, 6.65% due 9/1/01
            (Good Samaritan Hospital Project)                                                                    Baa/A-   1,065,310
   505,000  California HFA Financing Authority, 5.25% due 8/1/00
            (Marin General Hospital Project; Insured: FSA)                                                      Aaa/AAA     521,771
   760,000  California Public Capital Improvement Finance Auth. Rev. Series 1988-E, 8.25% due 3/1/98             Baa/NR     790,028
 1,000,000  California State General Obligation, 6.50% due 10/1/99                                                A1/A+   1,060,930
   200,570  California State Veterans General Obligation Bonds Amortizing Coupon M-COATES,
            7.30% due 10/1/01                                                                                 *Aaa/AAA*     215,898
 1,000,000  California Veterans Affairs Home Purchase Revenue Series A, 7.40% due 8/1/97                          Aa/A+   1,017,440
   250,000  California Veterans Affairs Home Purchase Revenue Series A, 7.50% due 8/1/98                          Aa/A+     261,597
 1,390,000  California Veterans Affairs Home Purchase Revenue Series A, 6.55% due 8/1/01                          Aa/A+   1,454,913
   850,000  California State University Revenue, 6.40% due 11/1/02, crossover refunded 11/1/00 @ 102              A1/A-     924,639
   730,000  California Statewide Community Development Authority Insured Health
            (Eskaton Properties Incorporated Phase II Project)                                                     NR/A     761,653
 1,000,000  California Statewide Community Development Authority Certificate of Participation, 2.56%
            (inverse floater) due 1/1/00 (Motion Picture and Television Fund Project; Insured: AMBAC)           Aaa/AAA     944,070
 1,000,000  California Statewide Community Development Authority Certificate of Participation, 2.85%
            (inverse floater) due 1/1/01 (Motion Picture and Television Fund Project; Insured: AMBAC)           Aaa/AAA     928,150
 1,000,000  California Statewide Community Development Authority Insured Health Facilities Revenue
            Series 1996-A, 6.00% due 9/1/04 (San Gabriel Medical Center Project; Insured: Cal Health)              NR/A   1,048,040
   130,000  Cerritos-Compton Glendale College District General Obligation
            Certificate of Participation, 8.00% due 2/1/98                                                        NR/NR     134,935
 1,905,000  Chula Vista Variable Rate Multifamily Housing Refunding Revenue Series 1985,
            5.75% due 11/1/07, put 11/1/97 (Eucalyptus Grove Project; Continental Casualty Surety Bond)           NR/A+   1,909,420
   250,000  Clovis & Fresno Unified School District Certificate of Participation Series A, 6.70% due 5/1/97        NR/A     252,237
   700,000  Coachella Valley Water District # 71 Certificate of Participation, 5.75% due 10/1/00
            (Storm Water District Project)                                                                         A/NR     727,874
   660,000  Cupertino Public Facilities Corporation Certificate of Participation Series 1992-B, 5.60%
            due 7/1/00                                                                                            A1/A+     682,407
    60,000  El Paso de Robles Newark Water District Certificate of Participation
            Association of Bay Area Governments Finance Corporation, 7.40% due 6/1/98                             NR/NR      61,414
   350,000  Foothill-De Anza Community College District Certificate of Participation, 7.35% due 3/1/07            NR/A-     388,455
   600,000  Fresno Multifamily Housing Revenue Refunding, 5.10% due 10/1/05, put 4/1/99
            (Maple Leaf Project; Insured: Continental Insurance)                                                  NR/A-     598,062
   560,000  Fruitvale School District Certificate of Participation, 7.60% due 6/1/99                             Baa/NR     597,162
 2,000,000  Glendale Hospital Revenue Refunding Series 1994, 7.625% due 1/1/05
            (Verdugo Hills Project; LOC: Industrial Indemnity)                                                    NR/A+   2,189,500
   200,000  Hayward Unified School District Certificate of Participation, 7.60% due 10/1/00                      Baa/NR     208,476
   200,000  Hermosa Beach Lynwood and Vernon Certificate of Participation,
            7.10% due 9/1/99, partially pre-refunded                                                             NR/BBB     207,042
 2,895,000  Huntington Beach City School District 1995 Capital Certfificates, 6.25% due 4/1/97                    NR/NR   2,913,962
   605,000  Inglewood Certificate of Participation, 6.70% due 8/1/00 (Civic Center Improvement Project)           A/BBB     640,683
   635,000  Inglewood Certificate of Participation, 6.80% due 8/1/01 (Civic Center Improvement Project)           A/BBB     679,926
   690,000  Inglewood Certificate of Participation, 6.90% due 8/1/02 (Civic Center Improvement Project)           A/BBB     731,103
   200,000  Irvine Ranch Improvement Board, 5.00% due 9/2/15, put 1/2/97 (daily demand notes)
            (LOC: National Westminister)                                                                         Aa2/AA     200,000
   300,000  Irvine Ranch Water District. 5.00% due 8/1/16, put 1/2/97 (daily demand notes)
            (LOC: National Westminster)                                                                        VMIG1/A1     300,000
   360,000  Irvine Ranch Water District Joint Powers Agency Revenue, 7.00% due 2/15/98                            NR/A+     372,254
   480,000  Lake Elsinore Public Financing Authority Tax Allocation Revenue Series 1992-C,
            6.15% due 2/1/01 (Insured: FGIC)                                                                    Aaa/AAA     510,691
 2,000,000  Lancaster Redevelopment Agency Lease Revenue Series 1995, 4.90% due 12/1/00
            (Public Improvement Project; LOC: Sumitomo - Dai Ichi Kangyo)                                          NR/A   1,983,500
 1,500,000  Los Angeles Equipment Acquisition Program L Certificate of Participation, 5.80% due 12/1/98            A/A+   1,537,020
 1,000,000  Los Angeles Municipal Improvement Corporation Lease Revenue, 5.00% due 2/1/00                          A/A+   1,006,870
 1,500,000  Los Angeles Unified School District Certificate of Participation, 6.30% due 6/1/02                     A/A-   1,601,790
 1,000,000  Los Angeles County Certificate of Participation Mobile Digital Comm., 7.70% due 7/15/01           Baa1/BBB+   1,021,580
   245,000  Los Angeles County Certificate of Participation, 0% due 10/1/02                                    Baa1/BBB     174,396
   700,000  Los Angeles County Certificate of Participation, 0% due 4/1/03                                     Baa1/BBB     479,381
   350,000  Los Angeles County Housing Authority Multifamily Housing Revenue, 7.625% due 12/1/29,
            mandatory put 12/1/99 (Monrovia Project A; Insured: Continental Casualty)                             NR/A-     353,829
 1,000,000  Los Angeles County Transit Finance Corporation Certificate of Participation
            Series 1992-B, 5.70% due 7/1/99                                                                       A1/NR   1,027,130
   250,000  Lynwood Unified School District Certificate of Participation, 7.20% due 11/1/98
            (Capital Improvement Project)                                                                        Baa/NR     259,912
 2,000,000  MSR Public Power Agency Series 1987-C, 6.70% due 7/1/02 (San Juan Project)                              A/A   2,044,300
   375,000  Marysville Hospital Revenue, 6.00% due 1/1/04 (Fremont-Rideout Health Group
            Project; Insured: AMBAC)                                                                            Aaa/AAA     401,947
   200,000  Midpeninsula Regional Open Space District Certificate of Participation, 7.20%
            due 9/1/00, refunded 9/1/99                                                                          *Aaa/A     219,170
   360,000  Midpeninsula Regional Open Space District Certificate of Participation, 4.75% due 9/1/99               NR/A     364,291
   460,000  Midpeninsula Regional Open Space District Certificate of Participation, 4.80% due 9/1/00               NR/A     464,899
 1,230,000  Morgan Hill Unified School District Certificate of Participation Series 1993, 4.70% due 8/1/98        A1/NR   1,241,722
 1,000,000  Morgan Hill Unified School District Certificate of Participation Series 1993, 4.80% due 8/1/99        A1/NR   1,012,550
   835,000  Morgan Hill Unified School District Certificate of Participation Series 1993, 5.00% due 8/1/00        A1/NR     848,644
   660,000  Mountain View Shoreline Reg. Park Community Tax Allocation Series 1993-A, 4.70% due 8/1/99              A/A     666,851
   810,000  National City Community Development Commission Tax Allocation Series
            1992-A, 5.70% due 8/1/99 (Downtown Redevelopment Project; Insured: AMBAC)                           Aaa/AAA     842,035
   500,000  National City Community Development Commission Tax Allocation Series
            1992-A, 5.90% due 8/1/00 (Downtown Redevelopment Project; Insured: AMBAC)                           Aaa/AAA     527,305
   330,000  New Haven Unified School District Certificate of Participation, 7.30% due 12/1/01                     NR/A-     349,473
   355,000  New Haven Unified School District Certificate of Participation, 7.30% due 12/1/02                     NR/A-     374,880
   380,000  New Haven Unified School District Certificate of Participation, 7.40% due 12/1/03                     NR/A-     400,999
   410,000  New Haven Unified School District Certificate of Participation, 7.40% due 12/1/04                     NR/A-     431,890
   930,000  Ontario Individual Development Revenue Series 1990-A, 7.75% due 9/1/20,
            put 8/31/00 (Great Western Foam Project; LOC: Wells Fargo Bank)                                        NR/A     941,216
 1,000,000  Orange Multifamily Housing Revenue, 5.60% due 10/1/27
            (Villa Santiago Rehab Project; Insured: FNMA)                                                        NR/AAA   1,016,870
 1,100,000  Orange County Refunding Recovery, 5.10% due 6/1/02 (Insured: MBIA)                                  Aaa/AAA   1,130,360
 1,000,000  Orange County Refunding Recovery, 5.20% due 6/1/03 (Insured: MBIA)                                  Aaa/AAA   1,034,150
 2,000,000  Orange County Refunding Recovery, 6.50% due 6/1/04 (Insured: MBIA)                                  Aaa/AAA   2,224,460
 2,000,000  Orange County Refunding Recovery, 6.50% due 6/1/05 (Insured: MBIA)                                  Aaa/AAA   2,234,520
   900,000  Orange County Local Transportation Authority Sales Tax Rev., 5.50% due 2/15/01
            (Measure M Sales Tax Project)                                                                         Aa/AA     934,155
 1,550,000  Orange County Local Transportation Authority Sales Tax Rev., 5.70% due 2/15/03
            (Measure M Sales Tax Project)                                                                         Aa/AA   1,636,350
 1,050,000  Orange County Local Transportation Authority Sales Tax Rev., 5.75% due 2/15/04
            (Measure M Sales Tax Project)                                                                         Aa/AA   1,112,108
   510,000  Orange County Local Transportation Authority Sales Tax Rev., 6.00% due 2/15/06
            (Measure M Sales Tax Project)                                                                         Aa/AA     548,117
 1,000,000  Orange County Local Transportation Authority Sales Tax Revenue 2nd Series,
            2.60% (inverse floater) due 2/15/99 (Insured: FGIC)                                                 Aaa/AAA     970,350
 2,000,000  Orange County Recovery Certificate of Participation Series A, 5.50% due 7/1/02
            (Insured: MBIA)                                                                                     Aaa/AAA   2,090,440
   200,000  Orange County Sanitation District, 3.55% due 8/1/15, put 1/2/97 (daily demand notes)
            (LOC: National Westminster)                                                                       Aa2/VMIG1     200,000
 1,175,000  Oxnard Harbor District Refunding Revenue, 6.60% due 8/1/00 (Capital Guaranty)                       Aaa/AAA   1,235,172
   300,000  Oxnard IDA IDRB, 9.50% due 10/1/97 (Green Foods Project; LOC: Mitsubishi Bank Ltd.)                  Aa2/NR     302,946
   510,000  Paramount Unified School District Certificate of Patricipation, 0% due 9/1/14 (Insured: FSA)        Aaa/AAA     406,496
   100,000  Perris School District Certificate of Participation, 5.10% due 3/1/00 (Insured: FSA)                Aaa/AAA     102,518
   980,000  Redwood City Multifamily Housing Revenue Series 1985-B, 5.20% due 10/1/08, put 10/1/00
            (Redwood Shores Apartments Project; Insured: Continental Casualty)                                    NR/A+     979,922
   465,000  Riverside County Housing Authority Revenue Series A, 7.75% due 10/1/00                               Baa/NR     477,820
   295,000  Sacramento Financing Authority Series 1991, 6.30% due 11/1/02                                         A1/A+     318,237
   550,000  Sacramento Municipal Utility District Electric Refunding Revenue Series R, 6.60% due 2/1/97            A/A-     551,336
 1,000,000  Sacramento Regional Transportation Authority Certificate of Participation, 6.00% due 3/1/99           A1/NR   1,034,530
 1,000,000  Sacramento Regional Transportation Authority Certificate of Participation, 6.25% due 3/1/01           A1/NR   1,061,450
   940,000  Sacramento MFHR, 5.875% due 2/1/08, put 2/1/03 (Fairways I Apartments Project;
            Insured: FNMA)                                                                                       NR/AAA     954,918
   450,000  San Diego County Regional Trans. Community Sales Tax Rev. Series A,
            6.125% due 4/1/98 (Escrowed to Maturity)                                                            AAA/AA-     463,567
   255,000  San Francisco City & County Agency Redevelopment Agency Lease Revenue, 0% due 7/1/00                   A/A-     216,584
   225,000  San Francisco City & County Agency Refunding Series Sec 8, 6.125%
            due 7/1/02 (Insured: MBIA / FHA)                                                                    Aaa/AAA     225,405
   400,000  San Jacinto IDA IDRB Series 1990, 7.20% due 6/1/98 (Edelbrock Foundry
            Corporation Project; LOC: Bank of America)                                                           NR/AA-     417,948
 2,000,000  San Joaquin County Certificate of Participation, 5.25% due 9/1/98 (General Hospital Project)           A/A-   2,019,220
 1,440,000  San Joaquin County Certificate of Participation, 5.60% due 9/1/00 (General Hospital Project)           A/A-   1,465,128
   895,000  San Joaquin County Certificate of Participation, 5.90% due 9/1/03 (General Hospital Project)           A/A-     922,074
 1,310,000  San Marcos Public Facility Authority Capital Improvement Series 1991, 0% due 1/1/99, ETM             Aaa/NR   1,201,964
   410,000  San Marcos Public Facility Authority Capital Improvement Series 1991, 0% due 1/1/00, ETM             Aaa/NR     358,340
   440,000  Santa Ana Community Development Agency Series D, 6.50% due 12/15/14, pre-refunded
            12/15/00 @ 102                                                                                      Aaa/AAA     464,644
   500,000  Santa Ana Community Red. Agency Tax Allocation Series 1989-B, 7.10% due 9/1/98                       NR/BB+     513,550
   315,000  Santa Monica Community College District Certificate of Participation, 7.65% due 5/1/01,
            put 11/1/97 (Rancho Corrales Project)                                                                  NR/A     323,146
   810,000  Sonoma County Certificate of Participation Public Works Improvement Program,
            5.40% due 8/1/00 (Integrated Waste Project)                                                           NR/A+     837,095
   950,000  Sonoma County Certificate of Participation Public Works Improvement Program,
            5.80% due 8/1/03 (Integrated Waste Project)                                                           NR/A+     988,637
   150,000  South Coast Air Quality Management District Building Corporation
            Installment Sale Revenue, 9.75% due 8/1/98 (Escrowed to Maturity)                                   Aaa/AAA     163,606
 1,435,000  South Orange County Public Finance Authority Special Tax Revenue, 7.00% due 9/1/05
            (Insured: MBIA)                                                                                     Aaa/AAA   1,646,691
   700,000  Stanislaus Waste to Energy Finance Agency Solid Waste Facility Revenue Certificate,
            7.20% due 1/1/97, (Ogden Martin Systems Project)                                                    NR/BBB+     700,000
   250,000  Stanislaus Waste to Energy Finance Agency Solid Waste Facility Revenue Certificate,
            7.30% due 1/1/98, (Ogden Martin Systems Project)                                                    NR/BBB+     255,885
   340,000  Suisun City Redevelopment Agency 1990 Tax Allocation,
            7.20% due 10/1/01, pre-refunded 4/1/00                                                              *Aaa/A-     377,199
   500,000  Sulphur Springs Union School District General Obligation Series B, 5.70% due 3/1/01                    NR/A     523,500
   450,000  Sunline Transit Agency Certificate of Participation California Transit Finance Corporation
            Series A, 5.50% due 7/1/02                                                                             NR/A     466,168
   900,000  Sweetwater Union High School District Certificate of Participation, 6.40% due 11/1/01             Baa1/BBB+     949,680
   190,000  Temecula Community Services Certificate of Participation Series 1992,
            6.00% due 10/1/98 (Community Recreation Center Project)                                                NR/A     195,827
   200,000  Temecula Community Services Certificate of Participation Series 1992,
            6.00% due 10/1/99 (Community Recreation Center Project)                                                NR/A     208,398
   210,000  Temecula Community Services Certificate of Participation Series 1992,
            6.00% due 10/1/00 (Community Recreation Center Project)                                                NR/A     219,929
   255,000  Torrance Unified School District Certificate of Participation, 6.10% due 10/1/00                    Baa1/NR     259,883
   275,000  Trinity County Public Utilities District Certificate of Participation, 5.25% due 4/1/98             NR/BBB-     276,694
   290,000  Trinity County Public Utilities District Certificate of Participation, 5.50% due 4/1/99             NR/BBB-     292,474
   750,000  Turlock Irrigation District Certificate of Participation, 6.80% due 1/1/00
            (1991 Capital Improvements Project), pre-refunded 1/1/98 @ 102                                      Baa1/A-     788,370
   365,000  Turlock Irrigation District Certificate of Participation, 7.00% due 1/1/01
            (1991 Capital Improvements Project), pre-refunded 1/1/98 @ 102                                      Baa1/A-     384,382
   420,000  Turlock Irrigation District Certificate of Participation, 7.15% due 1/1/03
            (1991 Capital Improvements Project), pre-refunded 1/1/98 @ 102                                      Baa1/A-     442,919
 1,600,000  University of California Regents Certificate of Participation Series 1996,
            5.45% due 6/1/03 (Various Capital Projects; Insured: MBIA)                                         Aaa/AAA    1,673,040
   635,000  University of California Research Facilities Revenue, 11.00% due 9/1/98                               NR/A-     703,948
   870,000  University of California Research Facilities Revenue, 5.25% due 9/1/02                                NR/A-     887,261
   625,000  Vallejo Public Financing Authority Local Agency Revenue Series A, 5.00% due 9/2/98                    NR/A-     631,038
   495,000  Yorba Linda Public Financing Authority Certificate of Participation,
            7.00% due 11/1/00 (Recycling Equipment Project)                                                       A/NR      513,726


TOTAL INVESTMENTS                                                                                                        $98,959,644

* Indicates rating on other debt issued by the same issuer, rather than on the security held by the Fund. These securities are deemed by the Adviser to be comparable with those of issuers having debt ratings in the 4 highest grades by Moody's or S&P. +Credit ratings are unaudited.
See notes to financial statements.



                      Thornburg Limited Term Municipal Fund
                         California Portfolio-A Shares+
Outperformed Taxable and Tax - Free Money Market Funds

INVESTORS SOMETIMES ASK US TO COMPARE LIMITED TERM MUNICIPAL FUND TO MONEY MARKET FUND RETURNS. THESE INVESTMENTS HAVE CERTAIN DIFFERENCES, AND INVESTORS IN LIMITED TERM MUNICIPAL FUND TOOK MORE RISK THAN MONEY MARKET FUND INVESTORS TO EARN THEIR HIGHER RETURNS

[GRAPHIC OMITTED]

                        Increase In a $100,000 Investment
                             1/1/92 through 12/31/96
(After Sales Charge and Fund Expenses)

                            Donoghue's Taxable Money
Market Fund Average

                            California Tax-Free Money
Market Fund Average

                           Limited Term Municipal Fund
California Portfolio-A Shares


+On September 1, 1994 Thornburg Limited Term Municipal Fund- California Portfolio began offering Class C Shares of the Fund. The chart above is for the Fund's Class A Shares only. Class C Shares have different sales charges and expenses. See the inside front cover page for the 30 day SEC yield and the total returns at the maximum offering prices for one year, five years, and since inception for each class of shares of the Fund.

Note 1: Future increases, if any, of any of these investments may bear no relationship to prior increases. Quotations for the money fund averages are based upon 30 day yield quotations for taxable and tax-exempt money funds as quoted in "Donoghue's Money Fund Report" for the months covered by this analysis. The increase for the Class A Shares of Limited Term Municipal Fund - California Portfolio is based upon the dividends paid for the months covered by this analysis, the beginning offering price at $12.38 per share and the ending NAV at $12.74 per share. These investments returned the $100,000 initial investment in addition to the amounts shown above.

Note 2: This analysis does not take into account the effect, if any, of the federal alternative minimum tax. This analysis assumes the income from the taxable money fund was taxed at a 31% federal tax rate through 1992 and a 39.6% rate from 1993 to 1995. It also assumes that the income from the taxable money fund is taxed by the state of California at 11% from 1991 to 1995, and 9.3% in 1996. The portion of the increase of Limited Term Municipal Fund, California Portfolio representing appreciation of the share price is assumed to be taxed at a 28% federal tax rate and a11% California tax rate. The average money market fund increases shown above may differ from the return of a particular money market fund. It is not possible to invest in these money fund averages.

Note 3: The net asset value of the money funds did not fluctuate. The net asset value of the Class A Shares of LTCAX did vary from time to time, and will continue to vary in the future. The analysis assumes that the investor received the net asset value of the shares owned, plus accrued income, at time of sale. Due to the effect of sales commissions, the net asset value of the Limited Term Municipal Fund's Class A Shares is less than the offering price of the shares. Redemptions are made at the then current net asset value which may give you a gain or loss when you sell your shares.

Note 4: This analysis assumes that the dividends from each of these investment vehicles were reinvested and compounded monthly. Most money funds declare dividends daily and pay them monthly. Limited Term Municipal Fund also declares dividends daily and pays them monthly.


                               INVESTMENT MANAGER
                       Thornburg Management Company, Inc.
                              119 East Marcy Street
                               Santa Fe, NM 87501
                                 (800) 847-0200



                              PRINCIPAL UNDERWRITER
                        Thornburg Securities Corporation
                              119 East Marcy Street
                               Santa Fe, NM 87501
                                 (800) 847-0200


This report is submitted for the general information of the shareholders of the Fund. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by an effective prospectus, which includes information regarding the Fund's objectives and policies, experience of its management, marketability of shares, and other information. Performance data quoted represent past performance and are not indicative of future results.

                                    Thornburg
                                  Limited Term
                                Municipal Fund--
California Portfolio

                               Semi-Annual Report
December  31, 1996

[GRAPHIC OMITTED]



                                                                                                                      MACKENZIE

June 30, 1996
MACKENZIE                       MARKET COMMENTARY:
CALIFORNIA
MUNICIPAL                              During the first six months of the year       been supported by a stable US treasury
FUND                            interest rates trended higher in response to         market and high absolute levels of interest
                                faster than expected economic growth.                rates.
                                Additionally, energy and grain prices went                  For the twelve months ended June 30,
                                up because of colder than normal weather             1996, the total return of the Mackenzie
--------------------            and low inventories of these commodities.            California Municipal Fund was 5.52% without
ANNUAL                          On the labor front, a surprising number of           sales charge.  This compares with the average
REPORT                          new jobs were created and unemployment               of all California Municipal Debt Funds
--------------------            declined, leading to an increase in labor            tracked by Lipper Analytical Services, Inc.
This report and the             costs.  Historically, these factors have pre-        which was 6.25% for the same period.  (For
financial statements            saged an increase in inflation and as market         the Fund's total return with sales charge and
contained herein are            participants fear a repeat of the downturn in        performance commentary, please see the
submitted for the               bond prices similar to 1994, the tone of the         following page.)
general information of          fixed income markets has swung dramati-                     As municipalities continue to focus on
the shareholders.  This         cally from complacency to caution.                   improving their balance sheets, municipal
report is not authorized              Our research indicates the pace of             credit fundamentals are enhanced.  For
for distribution to             economic growth will moderate in the                 example, Standard & Poor's recently increased
prospective investors           months to come as the economy is in the              its rating on a new municipal issue from
unless preceded or              later stages of a longer term economic               California to A+. This reflects the State's
accompanied by an               recovery.  This deceleration should allay fears      ability to successfully handle its budgetary
effective prospectus.           of a resurgence of inflation.  Additionally,         concerns. We believe a stable supply of
                                the Federal Reserve Board is firmly commit-          municipal issuance and increased demand
Mackenzie Investment            ted to price stability and we expect that they       should allow the municipal bond market to
Management Inc.                 will act to defend this mission. Monetary            perform well in the months ahead.
Via Mizner Financial            policy is currently somewhat restrictive
Plaza                           which should act as a brake on the economy           MACKENZIE INVESTMENT MANAGEMENT, INC.
700 South Federal Hwy.          over the near future.
Boca Raton, FL 33432                  The municipal bond market continues
1-800-456-5111                  to outperform US treasuries.  The most
                                predominant reason for the strength in the
                                municipal market is likely explained by a
                                shift in asset allocation. Equity investors,
                                who are uncomfortable with the increased
                                volatility of US stock markets, have been
                                rotating assets into municipal bond funds.
                                Should equity markets continue to experi-
                                ence volatility, we would expect this trend to
                                persist.  The municipal bond market has also
                                ---------------------------------------------------------------------------------------------------
                                  BOARD OF TRUSTEES          OFFICERS             TRANSFER AGENT                  MANAGER
                                John S. Anderegg, Jr.   Michael G. Landry,        Ivy Mackenzie            Mackenzie Investment
                                   Paul H. Broyhill         President             Services Corp.              Management Inc.
                                   Stanley Channick     Keith J. Carlson,         P.O. Box 3022                Boca Raton, FL
                                  Frank W. DeFriece       Vice President          Boca Raton, FL
                                    Roy J. Glauber      C. William Ferris,          33431-0922                  DISTRIBUTOR
                                  Michael G. Landry    Secretary/Treasurer        1-800-777-6472               Ivy Mackenzie
                                 Joseph G. Rosenthal                                                         Distributors, Inc.
                                   J. Brendan Swan          CUSTODIAN                AUDITORS            Via Mizner Financial Plaza
                                                          Brown Brothers     Coopers & Lybrand L.L.P.    700 South Federal Highway
                                    LEGAL COUNSEL         Harriman & Co.       Fort Lauderdale, FL          Boca Raton, FL 33432
                                    Dechert Price           Boston, MA
                                       & Rhoads                                                               [LOGO IVY MACKENZIE]
                                      Boston, MA



PERFORMANCE COMMENTARY
For the twelve months ended June 30, 1996, the Mackenzie California Municipal Fund had a total return of 5.52%. This compares with the average of all California Municipal Debt Funds tracked by Lipper Analytical Services, Inc. which was 6.25% for the same period. The Fund's underperformance can be attributed to the manager's decision to extend the average duration of the Fund as a means of providing a higher level of tax-free income.

                 PERFORMANCE COMPARISON OF A $10,000 INVESTMENT
                          SINCE INCEPTION OF THE FUND

                                   [CHART]

All figures mentioned in the Market Commentary and in the chart and table reflect past results and assume reinvestment of dividends and distributions from capital gains. Future results will, of course, be different. The principal value of the Mackenzie California Municipal Fund will fluctuate and at redemption may be worth more or less than the amount of the original investment.
The Lehman Bros. 5-Year Municipal Bond Index is an unmanaged index of municipal bonds that assumes reinvestment of dividends and, unlike Fund returns, does not reflect any fees or expenses.
Please note that Treasury Bills are short-term interest bearing instruments which are guaranteed as to timely payment of principal and interest by the U.S. Government.
Performance is calculated for Class A shares of the Fund unless otherwise noted. Because Class B shares bear the expense of a higher distribution fee it is expected that the level of performance of the Fund 's Class B shares will be lower than that of the Fund 's Class A shares.
Total returns in some periods were higher due to reimbursement of the Fund 's expenses. See Financial Highlights.

----------------------------------------------------------------------------------------------
                                     MACKENZIE CALIFORNIA MUNICIPAL FUND
                                          FOR PERIOD ENDING 6/30/96
                      Class A*-with sales charge
                      Average Annual                           Class B**
                       Total Return                   Average Annual Total Return
---------------------------------------------------------------------------------------------
                  w/Reimb.    w/o Reimb.           w/Reimb.                 w/o Reimb.
---------------------------------------------------------------------------------------------
                                             w/CDSC      w/o CDSC      w/CDSC      w/o CDSC
                                          --------------------------------------------------
     1 Yr.          .51%         .32%        (.30)%        4.70%       (.51)%        4.49%
---------------------------------------------------------------------------------------------
     5 Yr.          5.67%        5.54%         --           --           --           --
---------------------------------------------------------------------------------------------
Since Inception     6.65%        5.75%        3.99%        5.25%        3.83%        5.08%
---------------------------------------------------------------------------------------------

 *Class A performance figures include the maximum sales charge of 4.75%. **Class B performance figures are calculated with and without the applicable
  Contingent Deferred Sales Charge (CDSC), up to a maximum of 5%.

-------------------------------------------------------------------------------

PORTFOLIO OF INVESTMENTS
JUNE 30, 1996

(UNAUDITED)
  RATINGS
-----------
MOODY'S/S&P        MUNICIPAL BONDS AND NOTES -- 96.0%                                                    PRINCIPAL    VALUE
----------------------------------------------------------------------------------------------------------------------------------
NR       BBB-      Adelanto California Public Financing Authority, 6.30%, 09/01/28.....................  $1,000,000   $   940,000
A        A-        Bakersfield California Hospital Revenue, 6.50%, 01/01/22............................   2,000,000     2,007,500
Baa      BBB+      Berkeley California Health Facilities Revenue, 6.55%, 12/02/22......................   1,000,000       991,250
NR       A+        California Health Facilities Authority (Pacific Presbyterian Medical Center),
                     7.00%, 06/01/08 (Pre-refunded)....................................................     250,000       255,938
NR       AA-       California Health Facilities Authority (Stanford University), 7.20%, 11/01/96
                     (Pre-refunded)....................................................................       5,000         5,158
Aa       AA-       California Housing Finance Authority, 6.90%, 08/01/16...............................     100,000       101,500
A2       A+        California Pollution Control Financing Authority, 6.85%, 12/01/08...................     500,000       536,875
A2       A+        California Pollution Control Financing Authority, 7.20%, 09/01/15...................       5,000         5,118
A1       A         California State (GO)(NC), 6.75%, 05/01/02..........................................     500,000       546,875
A1       A         California State (GO)(NC), 9.50%, 05/01/03..........................................     500,000       626,250
A1       A+        California State (GO)(NC), 9.50%, 02/01/10..........................................   1,000,000     1,376,250
A1       A-        California State Public Works Revenue, 7.375%, 04/01/06.............................       5,000         5,413
A        A-        California State Public Works Revenue (NC), 8.35%, 12/01/99.........................     500,000       553,750
A1       AA-       Clovis Unified School District (GO)(NC), 10.90%, 08/01/99...........................     475,000       555,156
NR       NR        Costa Mesa City Hall, 7.50%, 10/01/97 (Pre-refunded)................................      50,000        52,187
Baa      BBB       Duarte California City of Hope National Medical Center Certificate of Participation,
                     6.25%, 04/01/23...................................................................   1,000,000       976,250
Aaa      NR        Fontana Redevelopment Agency, 8.00%, 09/01/98 (Pre-refunded)........................      20,000        21,950
Baa      BBB-      Foothill/Eastern Transportation Corridor Agency, California Toll Road Revenue (NC),
                     0.00%, 01/01/18...................................................................     750,000       176,250
Baa      BBB-      Foothill/Eastern Transportation Corridor Agency, California Toll Road Revenue (NC),
                     0.00%, 01/01/24...................................................................   1,000,000       152,500
Baa      BBB-      Foothill/Eastern Transportation Corridor Agency, California Toll Road Revenue (NC),
                     6.00%, 01/01/34...................................................................     500,000       473,750
NR       BBB       Guam Government (GO), 5.375%, 11/15/13..............................................     500,000       445,000
NR       BBB       Guam Power Authority Revenue, 6.625%, 10/01/14......................................     450,000       459,000
NR       BBB       Hawaiian Gardens California Redevelopment Agency, 0.00%, 12/01/16...................   1,000,000       238,750
NR       BBB       Inglewood California Redevelopment Agency, 6.125%, 7/01/23..........................     500,000       473,125
NR       A+        Irvine Ranch Water District Power Agency, 7.80%, 02/15/08...........................      25,000        26,094
Baa      NR        Irwindale California Community Redevelopment Agency, 6.60%, 08/01/18................   1,300,000     1,303,250
A        NR        Kern High School District (GO)(NC), 7.00%, 08/01/06.................................     700,000       798,000
Aaa      AAA       Kern High School District (GO)(NC), 9.00%, 08/01/06.................................     680,000       884,000
NR       BBB       Long Beach Aquarium of the Pacific, California, 6.125%, 07/01/23....................     750,000       697,500
Aaa      AAA       Los Angeles Convention & Exhibition Center, 9.00%, 12/01/05 (Pre-refunded)..........       5,000         6,444
Baa1     A-        Los Angeles County Certificate of Participation (Disney Parking Project) (NC),
                     0.00%, 09/01/06...................................................................   2,000,000     1,050,000
Baa1     A-        Los Angeles County Certificate of Participation (Disney Parking Project) (NC),
                     0.00%, 09/01/15...................................................................   1,000,000       273,750
Aaa      AAA       Los Angeles County Certificate of Participation, (Sheriff's Training Academy),
                     7.75%, 07/01/96 (Pre-refunded)....................................................      25,000        25,500
Aa       AA-       Los Angeles Department of Water & Power, 7.10%, 01/15/01 (Pre-refunded).............     600,000       664,500
Aa       AA        Los Angeles Department of Water & Power, 7.625%, 08/01/97 (Pre-refunded)............      20,000        21,376
Aa       AA-       Los Angeles Department of Water & Power, 9.00%, 09/01/04............................   1,000,000     1,253,750
NR       AAA       Los Angeles Harbor Department Revenue, 7.60%, 10/01/18, (Escrowed to Maturity)......     205,000       244,206
NR       AAA       Los Angeles State Building Authority, 7.50%, 03/01/98 (Pre-refunded)................       5,000         5,369
Aaa      AAA       Los Angeles Waste Water System Revenue (NC)(MBIA Insured), 8.80%, 06/01/00..........     500,000       572,500
A1       A+        Modesto Irrigation District Certificate of Participation, 7.25%, 10/01/15...........     110,000       112,713
NR       AAA       Morgan Hill California Redevelopment Agency (FHA Insured), 6.45%, 12/01/27..........   1,000,000     1,018,750
Aaa      AAA       Oakland Redevelopment Agency (AMBAC Insured), 7.40%, 05/01/07.......................     100,000       106,250
Aaa      AAA       Palomar Pomerado California Health System (NC), 0.00%, 11/02/03.....................     500,000       342,500
Baa1     NR        Perris California High School District Certificate of Participation, 5.85%,
                     09/01/11..........................................................................   2,000,000     1,915,000
Aa       NR        Piedmont Unified School District (GO), 0.00%, 08/01/13..............................   1,000,000       361,250
Baa1     A         Puerto Rico Commonwealth (GO)(NC), 0.00%, 07/01/04..................................     500,000       328,750
NR       BBB-      Puerto Rico Educational Facility (Polytechnic University), 5.70%, 08/01/13..........     250,000       229,687
Baa1     A         Puerto Rico Public Buildings Authority, 6.60%, 07/01/04.............................     100,000       109,125
Aaa      AAA       Rancho Cucamonga Redevelopment Agency (FGIC Insured), 7.70%, 05/01/98
                     (Pre-refunded)....................................................................      35,000        37,231
NR       A         Richmond California Joint Powers Financing Authority Revenue, 5.20%, 05/15/05.......     500,000       483,750
A        A         Riverside County Certificate of Participation, 7.75%, 12/01/03......................      30,000        30,926
Aaa      AAA       Salinas California Redevelopment Agency (CGIC Insured), 0.00%, 11/01/22.............   2,000,000       397,500
Aa3      A+        San Diego Industrial Development Revenue (San Diego Gas & Electric), 7.875%,
                     08/01/97 (Pre-refunded)...........................................................      35,000        37,182
Aaa      AAA       San Jose Certificate of Participation, 7.875%, 09/01/96 (Pre-refunded)..............      35,000        35,939
Aaa      AAA       Santa Clara Certificate of Participation (NC)(MBIA Insured), 7.75%, 02/01/02........     500,000       569,375
NR       AAA       Santa Clara County Certificate of Participation (American Baptist Homes), 8.00%,
                     03/01/98 (Pre-refunded)...........................................................      20,000        21,625
NR       A+        Santa Clara Electric Revenue, 7.80%, 07/01/10.......................................      35,000        36,204
A1       A+        Santa Cruz Hospital Revenue (Dominican), 7.00%, 12/01/13............................     100,000       103,625
NR       A         Santa Rosa Insured Revenue (Episcopal Homes) (CA Mortgage Insurance) 7.125%,
                     06/01/14..........................................................................     250,000       256,393

                      (See Notes to Financial Statements)

PORTFOLIO OF INVESTMENTS
JUNE 30, 1996

(UNAUDITED)
  RATINGS
-----------
MOODY'S/S&P        MUNICIPAL BONDS AND NOTES -- 96.0%                                                    PRINCIPAL    VALUE
----------------------------------------------------------------------------------------------------------------------------------
NR       BBB       Snowline Joint Unified School District Certificate of Participation, 7.25%,
                     04/01/18..........................................................................  $  750,000   $   784,687
Aa       A+        Southern California Public Power Authority (NC), 0.00%, 07/01/15....................   2,000,000       627,500
NR       BBB       Tracy Certificates of Participation (I-205 Improvement), 7.00%, 10/01/27............   1,000,000     1,021,250
Aaa      AAA       University of California Housing System Revenue (NC) (MBIA Insured), 8.00%,
                     11/01/00..........................................................................     500,000       564,375
NR       BBB+      University of California at Los Angeles Parking Revenue, 7.75%, 11/01/96
                     (Pre-refunded)....................................................................      60,000        61,993
Aaa      AAA       Walnut Valley USD (MBIA Insured)(GO)(NC), 8.75%, 08/01/10...........................   1,000,000     1,307,500
Aaa      AAA       Walnut Valley USD (AMBAC Insured)(GO)(NC), 9.00%, 08/01/06..........................     800,000     1,031,000
Baa1     NR        Yuba City Unified School District Certificate of Participation
                     (Andros Karperos School), 6.70%, 02/01/13.........................................     650,000       653,250
                                                                                                                      -----------
                   TOTAL INVESTMENTS -- 96.0% (Cost -- $31,530,428)*...................................                32,387,364
                   OTHER ASSETS, LESS LIABILITIES -- 4.0%..............................................                 1,350,938
                                                                                                                      -----------
                   NET ASSETS -- 100%..................................................................               $33,738,302
                                                                                                                      ===========
                   *Cost is approximately the same for Federal income tax purposes.
                   AMBAC  - AMBAC Indemnity Corporation
                   CGIC   - Capital Guaranty Insurance Company
                   FGIC   - Financial Guaranty Insurance Company
                   FHA    - Federal Housing Authority
                   GO     - General Obligation
                   MBIA   - Municipal Bond Insurance Association
                   NC     - Non Callable
                   NR     - Not Rated
                   OTHER INFORMATION:
                   At June 30, 1996, net unrealized appreciation based on cost for financial statement and Federal income tax purposes is as follows:
                      Gross unrealized appreciation................................................................   $ 1,113,295
                      Gross unrealized depreciation................................................................      (256,359)
                                                                                                                      -----------
                              Net unrealized appreciation..........................................................   $   856,936
                                                                                                                      ===========
                   Purchases and sales of municipal securities aggregated $12,407,305 and $18,397,056, respectively, for the period ended June 30, 1996.

                      (See Notes to Financial Statements)

STATEMENT OF ASSETS AND LIABILITIES
JUNE 30, 1996

ASSETS
Investments, at value (identified cost -- $31,530,428)..............................................................  $32,387,364
Cash................................................................................................................      801,001
Receivables:
  Interest..........................................................................................................      620,098
  Manager for expense reimbursement.................................................................................        6,476
Deferred organization expenses......................................................................................        5,072
Other assets........................................................................................................        3,774
                                                                                                                      -----------
  Total assets......................................................................................................   33,823,785
                                                                                                                      -----------
LIABILITIES
Payables:
  Fund shares repurchased...........................................................................................       55,213
  Management fee....................................................................................................       14,834
  12b-1 service and distribution fees...............................................................................        7,334
  Administrative services fee.......................................................................................        2,697
  Fund accounting...................................................................................................        2,600
  Transfer agent....................................................................................................        2,260
Other accrued expenses and liabilities..............................................................................          545
                                                                                                                      -----------
  Total liabilities.................................................................................................       85,483
                                                                                                                      -----------
NET ASSETS..........................................................................................................  $33,738,302
                                                                                                                      ===========
CLASS A:
Net asset value and redemption price per share ($32,603,534 / 3,219,952 shares outstanding).........................  $     10.13
                                                                                                                      ===========
Maximum offering price per share ($10.13 x 100 / 95.25)*............................................................  $     10.64
                                                                                                                      ===========
CLASS B:
Net asset value and offering price per share ($1,134,768 / 112,129 shares outstanding)**............................  $     10.12
                                                                                                                      ===========
NET ASSETS CONSIST OF:
  Capital paid-in...................................................................................................  $32,606,139
  Accumulated net realized gain on investments......................................................................      226,637
  Accumulated net investment income.................................................................................       48,590
  Net unrealized appreciation on investments........................................................................      856,936
                                                                                                                      -----------
NET ASSETS..........................................................................................................  $33,738,302
                                                                                                                      ===========

 * On sales of more than $100,000 the offering price is reduced.
** Redemption price per share is equal to the net asset value per share less any applicable contingent deferred sales charge.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 1996

Investment income
  Interest................................................................................................             $2,356,051
                                                                                                                       ----------
Expenses
  Management fee..........................................................................................  $209,516
  Transfer agent..........................................................................................    25,659
  Administrative services fee.............................................................................    38,094
  Custodian fees..........................................................................................     9,789
  Blue Sky fees...........................................................................................    18,677
  Auditing and accounting fees............................................................................    29,731
  Shareholder reports.....................................................................................     3,753
  Amortization of organization expenses...................................................................     1,833
  Fund accounting.........................................................................................    26,765
  Trustees' fees..........................................................................................     4,860
  12b-1 service and distribution fees
    Class A...............................................................................................    92,452
    Class B...............................................................................................    11,122
  Legal...................................................................................................    23,113
  Other...................................................................................................     5,139
                                                                                                                       ----------
                                                                                                                          500,503
  Expenses reimbursed by manager..........................................................................                (66,721)
  Fees paid indirectly....................................................................................                 (6,412)
                                                                                                                       ----------
    Net expenses..........................................................................................                427,370
                                                                                                                       ----------
NET INVESTMENT INCOME.....................................................................................              1,928,681
                                                                                                                       ----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
  Net realized gain on investments........................................................................                935,504
  Net unrealized depreciation during the period on investments............................................               (778,289)
                                                                                                                       ----------
    Net gain on investments...............................................................................                157,215
                                                                                                                       ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS......................................................             $2,085,896
                                                                                                                       ==========

                      (See Notes to Financial Statements)

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED JUNE 30, 1996 AND 1995

                                                                                                       1996          1995
                                                                                                    -----------   -----------
DECREASE IN NET ASSETS
Operations:
  Net investment income...........................................................................  $ 1,928,681   $ 1,994,895
  Net realized gain (loss) on investments.........................................................      935,504      (809,513)
  Net unrealized appreciation (depreciation) during the period on investments.....................     (778,289)    1,608,795
                                                                                                    -----------   -----------
    Net increase resulting from operations........................................................    2,085,896     2,794,177
                                                                                                    -----------   -----------
Class A distributions
  From net investment income......................................................................   (1,815,075)   (1,970,835)
  In excess of net investment income..............................................................           --       (74,599)
                                                                                                    -----------   -----------
    Total distributions to Class A shareholders...................................................   (1,815,075)   (2,045,434)
                                                                                                    -----------   -----------
Class B distributions
  From net investment income......................................................................      (46,329)      (24,060)
                                                                                                    -----------   -----------
    Total distributions to Class B shareholders...................................................      (46,329)      (24,060)
                                                                                                    -----------   -----------
Fund share transactions (Note 5):
  Class A.........................................................................................   (6,579,399)   (3,153,266)
  Class B.........................................................................................      136,933       847,991
                                                                                                    -----------   -----------
    Net decrease resulting from Fund share transactions...........................................   (6,442,466)   (2,305,275)
                                                                                                    -----------   -----------
TOTAL DECREASE IN NET ASSETS......................................................................   (6,217,974)   (1,580,592)
NET ASSETS
  Beginning of period.............................................................................   39,956,276    41,536,868
                                                                                                    -----------   -----------
  END OF PERIOD...................................................................................  $33,738,302   $39,956,276
                                                                                                    ============  ============
ACCUMULATED UNDISTRIBUTED NET INVESTMENT INCOME (LOSS)............................................  $    48,590   $   (18,687)
                                                                                                    ============  ============

                      (See Notes to Financial Statements)

FINANCIAL HIGHLIGHTS

CLASS A                                                                                 FOR THE YEAR ENDED JUNE 30,
                                                                          -------------------------------------------------------
SELECTED PER SHARE DATA                                                    1996        1995        1994        1993        1992
                                                                          -------     -------     -------     -------     -------
Net asset value, beginning of period....................................  $ 10.08     $  9.91     $ 10.44     $ 10.29     $  9.94
                                                                          -------     -------     -------     -------     -------
  Income from investment operations
  Net investment income(a)..............................................      .52         .49         .59         .58         .52
  Net gain (loss) on investments (both realized and unrealized).........      .03         .19        (.48)        .35         .51
                                                                          -------     -------     -------     -------     -------
    Total from investment operations....................................      .55         .68         .11         .93        1.03
                                                                          -------     -------     -------     -------     -------
  Less distributions
  From net investment income............................................      .50         .49         .59         .60         .52
  In excess of net investment income....................................       --         .02          --          --         .07
  From net realized gain................................................       --          --         .05         .18         .09
                                                                          -------     -------     -------     -------     -------
    Total distributions.................................................      .50         .51         .64         .78         .68
                                                                          -------     -------     -------     -------     -------
Net asset value, end of period..........................................  $ 10.13     $ 10.08     $  9.91     $ 10.44     $ 10.29
                                                                          =======     =======     =======     =======     =======
Total return(%)(b)......................................................     5.52        7.09         .82        9.55       10.80
RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (in thousands)................................  $32,604     $38,963     $41,423     $47,493     $46,288
Ratio of expenses to average net assets
  With expense reimbursement and fees paid indirectly(%)(e).............     1.10        1.10        1.10        1.10        1.10
  Without expense reimbursement and fees paid indirectly(%)(e)..........     1.29        1.22        1.18        1.20        1.19
Ratio of net investment income to average net assets(%)(a)..............     5.08        4.94        5.65        5.80        5.66
Portfolio turnover rate(%)..............................................       34          81          26          91          42

                                                                                                                   FOR THE PERIOD
                                                                                                                   APRIL 1, 1994
                                                                                         FOR THE YEAR              (COMMENCEMENT)
CLASS B                                                                                 ENDED JUNE 30,              TO JUNE 30,
                                                                                     ---------------------         --------------
SELECTED PER SHARE DATA                                                               1996           1995               1994
                                                                                     ------         ------         --------------
Net asset value, beginning of period...............................................  $10.08         $ 9.91             $ 9.97
                                                                                     ------         ------              -----
  Income from investment operations
  Net investment income(a).........................................................     .45            .43                .11
  Net (gain) loss on investments (both realized and unrealized)....................     .02            .17               (.03)
                                                                                     ------         ------              -----
    Total from investment operations...............................................     .47            .60                .08
                                                                                     ------         ------              -----
  Less distributions
  From net investment income.......................................................     .43            .43                .11
  From net capital gain............................................................      --             --                .03
                                                                                     ------         ------              -----
    Total distributions............................................................     .43            .43                .14
                                                                                     ------         ------              -----
Net asset value, end of period.....................................................  $10.12         $10.08             $ 9.91
                                                                                     ======         ======         ==========
Total return(%)....................................................................    4.70(b)        6.30(b)             .82(c)
RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (in thousands)...........................................  $1,135         $  993             $  114
Ratio of expenses to average net assets
  With expense reimbursement and fees paid indirectly(%)(e)........................    1.85           1.85               1.85(d)
  Without expense reimbursement and fees paid indirectly(%)(e).....................    2.04           1.97               1.93(d)
Ratio of net investment income to average net assets(%)(a).........................    4.33           4.19               4.90(d)
Portfolio turnover rate(%).........................................................      34             81                 26

(a)      Net investment income is net of expenses reimbursed by manager.
(b)      Total return does not reflect a sales charge.
(c) Total return represents aggregate total return and does not reflect a sales charge.
(d)      Annualized.
(e) Beginning in July 1995, total expenses include fees paid indirectly through an expense offset arrangement.


                      (See Notes to Financial Statements)

NOTES TO FINANCIAL STATEMENTS

    Mackenzie California Municipal Fund (the Fund) is a series of shares of Mackenzie Series Trust. The shares of beneficial interest are $.001 par value and an unlimited number of shares of Class A and Class B are authorized. Mackenzie Series Trust was organized as a Massachusetts business trust under a Declaration of Trust dated April 22, 1985 and is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles. Preparation of the financial statements includes the use of management estimates. Actual results could differ from these estimates.

    SECURITY VALUATION -- Municipal securities are valued utilizing primarily the latest bid prices or, if bid prices are not available, on the basis of valuation based upon a matrix system (which considers factors such as security prices, yields, maturities and ratings), both as furnished by an independent pricing service approved by the Board of Trustees (the Board).

    SECURITY TRANSACTIONS AND INVESTMENT INCOME -- Security transactions are accounted for on the trade date. Interest income is accrued on a daily basis. Realized gains and losses from security transactions are calculated on an identified cost basis.

    FEDERAL INCOME TAXES -- The Fund intends to qualify for tax treatment applicable to regulated investment companies under the Internal Revenue Code, as amended, and distribute all of its taxable income to its shareholders. Therefore, no provision has been recorded for Federal income or excise taxes.

    DISTRIBUTIONS TO SHAREHOLDERS -- Normally, distributions from net investment income are declared monthly, and net realized capital gains, if any, are declared in June. An additional distribution may be declared if necessary to avoid the payment of a four percent Federal excise tax.

    On January 1, 1996, under a Plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, approved by the Fund's Board December 2, 1995, the Fund discontinued its practice of declaring daily a dividend to Class A shares at the rate per share of the excess 12b-1 fees of Class B shares over Class A shares.

    For the Fund's taxable year ended June 30, 1996, 100% of the distributions paid were exempt interest dividends for Federal income tax purposes.

    DEFERRED ORGANIZATION EXPENSES -- Expenses incurred by the Fund in connection with its issuing Class B shares have been deferred and are being amortized on a straight-line basis over a five year period.

    RECLASSIFICATIONS -- The timing and characterization of certain income and net capital gain distributions are determined annually in accordance with Federal tax regulations which may differ from generally accepted accounting principles. These differences primarily relate to certain securities sold at a loss. As a result, Net realized gain (loss) on investments for a reporting period may differ significantly in amount and character from distributions during such period. Accordingly, the Fund may periodically make reclassifications among certain of its capital accounts without impacting the net asset value of the Fund.

    FEES PAID INDIRECTLY -- The Fund has an arrangement whereby a certain percentage of quarterly cumulative credits resulting from cash balances on deposit with the custodian are used to offset custody fees, including transaction and out of pocket expenses. For the year ended June 30, 1996, custody fees were reduced by $6,412 under this arrangement.

2. RELATED PARTIES

    Mackenzie Investment Management Inc. (MIMI) is the Manager and Investment Adviser of the Fund. For its services, MIMI receives a fee monthly at the annual rate of .55% on the Fund's average net assets.

    If the Fund's total expenses in any fiscal year (excluding interest, taxes, brokerage commissions, extraordinary expenses and other expenses subject to approval by state securities administrators) exceed limits applicable under state securities laws, MIMI will bear the excess expenses. Currently, MIMI voluntarily limits the Fund's total operating expenses (excluding taxes, 12b-1 fees, brokerage commissions, interest, litigation and indemnification expenses, and other extraordinary expenses) to an annual rate of .85% of its average net assets. The voluntary expense limitation may be terminated or revised at any time. Expenses reimbursed by manager reflected in the Statement of Operations consists of a voluntary reimbursement.

    MIMI provides certain administrative, accounting and pricing services for the Fund. As compensation for those services, the Fund pays MIMI fees plus certain out-of-pocket expenses. Such fees are reflected as Administrative services fee and Fund accounting in the Statement of Operations.

    Ivy Mackenzie Distributors, Inc. (IMDI), a wholly owned subsidiary of MIMI, is the underwriter and distributor of the Fund's shares, and as such, purchases shares from the Fund at net asset value to settle orders from investment dealers. For the year ended June 30, 1996, the net amount of underwriting discount retained by IMDI was $2,831.

    Under Service and Distribution Plans, the Fund reimburses IMDI for service fee payments made to brokers at an annual rate not to exceed .25% of its average net asset value. Class B shares are also subject to an ongoing distribution fee at an annual rate of .75% of the average net asset value attributable to Class B shares. IMDI may use such distribution fee for purposes of advertising and marketing shares of the Fund. Such fees are reflected as 12b-1 service and distribution fees in the Statement of Operations.

    Ivy Mackenzie Services Corp. (IMSC), a wholly owned subsidiary of MIMI, is the transfer and shareholder servicing agent for the Fund. The Fund pays a monthly fee and certain out-of-pocket expenses. Such fees and expenses are reflected as Transfer agent in the Statement of Operations.

3. BOARD'S COMPENSATION

    Trustees who are not affiliated with MIMI receive compensation from the Fund, which is reflected as Trustees' fees in the Statement of Operations.

4. CONCENTRATION OF CREDIT RISK

    The Fund primarily invests in debt obligations issued by the State of California and its political subdivisions, agencies and public authorities to obtain funds for various public purposes. The Fund is more susceptible to factors adversely affecting issuers of California securities than is a municipal bond fund that is not concentrated in these issuers to the same extent.

5. FUND SHARE TRANSACTIONS

    Fund share transactions for both Class A and Class B were as follows:

                                   YEAR ENDED                YEAR ENDED
                                 JUNE 30, 1996              JUNE 30, 1995
                             ----------------------   -------------------------
CLASS A                        SHARES      AMOUNT        SHARES        AMOUNT
----------------------------  --------   -----------   ----------   ------------
Sold.......................   119,552   $ 1,214,729      669,257   $  6,416,826
Issued on reinvestment of
 distributions.............    86,484       880,926       94,364        925,974
Repurchased................  (851,457)   (8,675,054)  (1,079,814)   (10,496,066)
                             --------   -----------   ----------   ------------
Net decrease...............  (645,421)  $(6,579,399)    (316,193)  $ (3,153,266)
                             ========== ============= ============ ==============

                                   YEAR ENDED                YEAR ENDED
                                 JUNE 30, 1996              JUNE 30, 1995
                             ----------------------   -------------------------
CLASS B                        SHARES      AMOUNT        SHARES        AMOUNT
----------------------------  --------   -----------   ----------   ------------
Sold.......................    18,173   $   185,487       95,956   $    938,462
Issued on reinvestment of
 distributions.............     3,777        38,474        1,929         18,233
Repurchased................    (8,394)      (87,028)     (10,797)      (108,704)
                             --------   -----------   ----------   ------------
Net increase...............    13,556   $   136,933       87,088   $    847,991
                             ========== ============= ============ ==============

REPORT OF INDEPENDENT ACCOUNTANTS

To The Shareholders and
Board of Trustees of
Mackenzie California Municipal Fund (the Fund)

     We have audited the accompanying statement of assets and liabilities of the Fund, including the schedule of portfolio investments, as of June 30, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods indicated. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1996 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Fund as of June 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the periods indicated, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Fort Lauderdale, Florida
August 15, 1996

MCAMF-2-896

DECEMBER 31, 1996                                              [MACKENZIE LOGO]


MACKENZIE CALIFORNIA MUNICIPAL FUND

MARKET COMMENTARY:

        Overall, fixed income markets in 1996 were marked by unfulfilled expectations and interest rate volatility. Following a quarter point decrease in the discount rate in January 1996, there were several indicators pointing to increased economic growth--increase wage pressure, higher petroleum and grain prices, a strong dollar and full employment--and bond markets responded by pushing interest rates higher.
        Later in the year, market participants watched guardedly for inflation to rear its head. However, US Gross Domestic Product (GDP) and the Consumer Price Index (CPI) continued to reflect moderate growth which resulted in interest rates coming down, only to rise again by the year end.
        The municipal bond market also had to contend with interest rate volatility and inflationary pressures caused by increased economic growth, as well as first quarter concerns about proposed tax reform. We believe continued evidence of a moderating economy should, however, keep interest rates in a trading range and inflation should remain low. But the threat of tax reform still looms. A Republican-controlled Congress could bring tax reform and related issues to the forefront once again. The demand for municipal bonds has, however, remained strong as supply continued to decrease from its high in 1993.
        Municipal credit rating agencies have come under fire for not detecting fiscal problems early enough to warn investors. We believe it will be important, therefore, to focus on higher credit quality and strong underlying fundamentals in the coming year.
        The Mackenzie California Municipal Fund maintains its disciplined investment approach and focus on investment grade bonds. With an average maturity of just more than 16 years and broad diversification across many issuers, we believe this Fund should provide conservative tax-free investors with a good balance of yield and return.


MACKENZIE INVESTMENT MANAGEMENT, INC.

    BOARD OF TRUSTEES                        OFFICERS                          TRANSFER AGENT                       MANAGER
  John S. Anderegg, Jr.            Michael G. Landry, Chairman                 Ivy Mackenzie                  Mackenzie Investment
     Paul H. Broyhill              Keith J. Carlson, President                 Services Corp.                    Management Inc.
     Keith J. Carlson                  C. William Ferris,                       P.O. Box 3022                    Boca Raton, FL
     Stanley Channick                  Secretary/Treasurer                Boca Raton, FL 33431-0922
  Frank W. DeFriece, Jr.                                                      1-800-777-6472                     DISTRIBUTOR
      Roy J. Glauber                        CUSTODIAN                                                           Ivy Mackenzie
    Michael G. Landry             Brown Brothers Harriman & Co.                   AUDITORS                    Distributors, Inc.
   Joseph G. Rosenthal                      Boston, MA                   Coopers & Lybrand L.L.P.        Via Mizner Financial Plaza
     J. Brendan Swan                                                       Fort Lauderdale, FL            700 South Federal Highway
                                                                                                             Boca Raton, FL 33432
      LEGAL COUNSEL
  Dechert Price & Rhoads
        Boston, MA


PORTFOLIO OF INVESTMENTS
DECEMBER 31, 1996 (UNAUDITED)

(UNAUDITED)
RATINGS
-----------
MOODY'S/S&P       MUNICIPAL BONDS AND NOTES -- 97.7%                            PRINCIPAL    VALUE
---------------------------------------------------------------------------------------------------------
NR       BBB-     Adelanto California Public Financing Authority, 6.30%,
                    09/01/28..................................................  $1,000,000   $   975,000
A3       A-       Bakersfield California Hospital Revenue, 6.50%, 01/01/22....   2,000,000     2,042,500
Baa      BBB+     Berkeley California Health Facilities Revenue, 6.55%,
                    12/01/22..................................................   1,000,000     1,013,750
NR       A+       California Health Facilities Authority (Pacific Presbyterian
                    Medical Center), 7.00%, 06/01/08
                    (Pre-refunded)............................................     250,000       270,937
NR       A-       California Health Facilities Authority (Pomona), 7.00%,
                    01/01/17 (Pre-refunded)...................................     650,000       660,803
NR       A-       California Health Facilities Authority (Downey Community),
                    5.30%, 05/15/04 (Pre-refunded)............................     500,000       501,250
Aa       AA-      California Housing Finance Authority, 6.90%, 08/01/16.......     100,000       100,964
A2       A+       California Pollution Control Financing Authority, 6.85%,
                    12/01/08..................................................     500,000       536,875
A2       A+       California Pollution Control Financing Authority, 7.20%,
                    09/01/15..................................................       5,000         5,120
A1       A        California State (GO)(NC), 6.75%, 05/01/02..................     500,000       551,250
A1       A        California State (GO)(NC), 9.50%, 05/01/03..................     500,000       628,750
A1       A+       California State (GO)(NC), 9.50%, 02/01/10..................   1,000,000     1,396,250
A1       A-       California State Public Works Revenue, 7.375%, 04/01/06.....       5,000         5,512
A        A-       California State Public Works Revenue (NC), 8.35%,
                    12/01/99..................................................     500,000       549,375
NR       NR       Costa Mesa City Hall, 7.50%, 10/01/97 (Pre-refunded)........      50,000        51,455
Baa      BBB      Duarte California City of Hope National Medical Center
                    Certificate of Participation,
                    6.25%, 04/01/23...........................................   1,000,000     1,006,250
Aaa      NR       Fontana Redevelopment Agency, 8.00%, 09/01/98
                    (Pre-refunded)............................................      20,000        21,700
Baa      BBB-     Foothill/Eastern Transportation Corridor Agency, California
                    Toll Road Revenue (NC), 0.00%, 01/01/18...................     750,000       203,438
Baa      BBB-     Foothill/Eastern Transportation Corridor Agency, California
                    Toll Road Revenue (NC), 0.00%, 01/01/24...................   1,000,000       183,750
Baa      BBB-     Foothill/Eastern Transportation Corridor Agency, California
                    Toll Road Revenue (NC), 6.00%, 01/01/34...................     500,000       496,250
NR       BBB      Guam Government (GO), 5.375%, 11/15/13......................     500,000       465,000
NR       BBB      Guam Power Authority Revenue, 6.625%, 10/01/14..............     450,000       471,375
NR       BBB      Hawaiian Gardens California Redevelopment Agency, 0.00%,
                    12/01/16..................................................   1,000,000       261,250
NR       BBB      Inglewood California Redevelopment Agency, 6.125%,
                    7/01/23...................................................     500,000       500,000
NR       A+       Irvine Ranch Water District Power Agency, 7.80%, 02/15/08...      25,000        25,906
Baa      NR       Irwindale California Community Redevelopment Agency, 6.60%,
                    08/01/18..................................................   1,300,000     1,342,250
Aaa      AAA      Kern High School District (GO)(NC), 9.00%, 08/01/06.........     680,000       894,200
A        NR       Kern High School District (GO)(NC), 7.00%, 08/01/10.........     165,000       195,319
Aaa      AAA      Los Angeles Convention & Exhibition Center, 9.00%, 12/01/05
                    (Pre-refunded)............................................       5,000         6,506
Baa1     A-       Los Angeles County Certificate of Participation, (Disney
                    Parking Project), (NC), 0.00%, 09/01/06...................   2,000,000     1,122,500
Baa1     A-       Los Angeles County Certificate of Participation, (Disney
                    Parking Project), (NC), 0.00%, 09/01/15...................   1,000,000       297,500
Aa       AA       Los Angeles Department of Water & Power, 7.625%, 08/01/97
                    (Pre-refunded)............................................      20,000        21,072
Aa       AA-      Los Angeles Department of Water & Power, 9.00%, 09/01/04....     500,000       627,500
NR       AAA      Los Angeles Harbor Department Revenue, 7.60%, 10/01/18,
                    (Escrowed to Maturity)....................................     205,000       250,100
NR       AAA      Los Angeles State Building Authority, 7.50%, 03/01/11
                    (Pre-refunded)............................................       5,000         5,300
Aaa      AAA      Los Angeles Waste Water System Revenue (NC)(MBIA Insured),
                    8.80%, 06/01/00...........................................     500,000       569,375
NR       AAA      Morgan Hill California Redevelopment Agency (FHA Insured),
                    6.45%, 12/01/27...........................................   1,000,000     1,033,750
A        A-       Northern California Power Agency (NC), 5.65%, 07/01/97......     700,000       716,625
Aaa      AAA      Oakland Redevelopment Agency (AMBAC Insured), 7.40%,
                    05/01/07..................................................     100,000       105,625
Aaa      AAA      Palomar Pomerado California Health System (NC), 0.00%,
                    11/02/03..................................................     500,000       360,000
Baa1     NR       Perris California High School District Certificate of
                    Participation, 5.85%, 09/01/11............................   2,000,000     1,970,000
Aa       NR       Piedmont Unified School District (GO), 0.00%, 08/01/13......   1,000,000       378,750
Baa1     A        Puerto Rico Commonwealth (GO)(NC), 0.00%, 07/01/04..........     500,000       343,125
NR       BBB-     Puerto Rico Educational Facility (Polytechnic University),
                    5.70%, 08/01/13...........................................     250,000       235,000
Aaa      AAA      Rancho Cucamonga Redevelopment Agency (FGIC Insured), 7.70%,
                    05/01/98 (Pre-refunded)...................................      35,000        36,750
NR       A        Richmond California Joint Powers Financing Authority
                    Revenue, 5.20%, 05/15/05..................................     500,000       502,500
Aaa      AAA      Salinas California Redevelopment Agency (CGIC Insured),
                    0.00%, 11/01/22...........................................   2,000,000       442,500
Aa3      A+       San Diego Industrial Development Revenue (San Diego Gas &
                    Electric), 7.875%, 08/01/97
                    (Pre-refunded)............................................      35,000        36,592
Aaa      AAA      Santa Clara Certificate of Participation (NC)(MBIA Insured),
                    7.75%, 02/01/02...........................................     500,000       571,875
NR       AAA      Santa Clara County Certificate of Participation (American
                    Baptist Homes), 8.00%, 03/01/98
                    (Pre-refunded)............................................      20,000        21,300
NR       A+       Santa Clara Electric Revenue, 7.80%, 07/01/10...............      35,000        36,064
A1       A+       Santa Cruz Hospital Revenue (Dominican), 7.00%, 12/01/13....     100,000       103,308

                      (See Notes to Financial Statements)

PORTFOLIO OF INVESTMENTS
DECEMBER 31, 1996 (UNAUDITED) (CONTINUED)

(UNAUDITED)
RATINGS
-----------
MOODY'S/S&P       MUNICIPAL BONDS AND NOTES                                     PRINCIPAL    VALUE
---------------------------------------------------------------------------------------------------------
NR       A        Santa Rosa Insured Revenue (Episcopal Homes) (CA Mortgage
                    Insurance), 7.125%, 06/01/14..............................  $  250,000   $   255,515
NR       BBB      Snowline Joint Unified School District Certificate of
                    Participation, 7.25%, 04/01/18............................     750,000       793,125
Aa       A+       Southern California Public Power Authority (NC), 0.00%,
                    07/01/15..................................................   2,000,000       672,500
NR       BBB      Tracy Certificates of Participation (I-205 Improvement),
                    7.00%, 10/01/27...........................................   1,000,000     1,037,500
Aaa      AAA      University of California Housing System Revenue (NC)(MBIA
Aaa                 Insured), 8.00%, 11/01/00.................................     500,000       563,125
         AAA      Walnut Valley USD (MBIA Insured)(GO)(NC), 8.75%, 08/01/10...   1,000,000     1,328,750
Aaa      AAA      Walnut Valley USD (AMBAC Insured)(GO)(NC), 9.00%,
                    08/01/06..................................................     800,000     1,043,000
Baa1     NR       Yuba City Unified School District Certificate of
                    Participation
                  (Andros Karperos School), 6.70%, 02/01/13...................     650,000       661,375
                                                                                             -----------
                  TOTAL INVESTMENTS -- 97.7% (Cost -- $30,085,732)*...........                31,504,986
                  OTHER ASSETS, LESS LIABILITIES -- 2.3%......................                   739,467
                                                                                             -----------
                  NET ASSETS -- 100%..........................................               $32,244,453
                                                                                             ===========

                  * Cost is approximately the same for Federal income tax
                    purposes.

                  OTHER INFORMATION:

                  At December 31, 1996, net unrealized appreciation based on cost for financial statement and Federal income tax purposes is as follows:

                  Gross unrealized appreciation...............................               $ 1,467,784
                  Gross unrealized depreciation...............................                   (48,530)
                                                                                             -----------
                  Net unrealized appreciation.................................               $ 1,419,254
                                                                                             ===========

                  Purchases and sales of municipal securities aggregated
                    $2,677,553 and $4,369,012 respectively, for the period ended December 31, 1996.

                  AMBAC  --   AMBAC Indemnity Corporation
                  CGIC   --   Capital Guaranty Insurance Company
                  FGIC   --   Financial Guaranty Insurance Company
                  FHA    --   Federal Housing Authority
                  GO     --   General Obligation
                  MBIA   --   Municipal Bond Insurance Association
                  NC     --   Non Callable

                      (See Notes to Financial Statements)

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1996 (UNAUDITED)

ASSETS
Investments, at value (identified cost -- $30,085,732)......  $31,504,986
Cash........................................................      204,997
Receivables
  Interest..................................................      545,656
  Manager for expense reimbursement.........................        8,918
Other assets................................................       14,472
                                                              -----------
  Total assets..............................................   32,279,029
                                                              -----------
LIABILITIES
Payables
  Management fee............................................       15,140
  12b-1 service and distribution fees.......................        7,916
  Other payables to related parties.........................        7,899
Other accrued expenses and liabilities......................        3,621
                                                              -----------
  Total liabilities.........................................       34,576
                                                              -----------
NET ASSETS..................................................  $32,244,453
                                                              ===========
CLASS A
Net asset value and redemption price per share
  ($31,013,307 / 3,044,330 shares outstanding)..............  $     10.19
                                                              ===========
Maximum offering price per share ($10.19 x 100 / 95.25)*....  $     10.70
                                                              ===========
CLASS B
Net asset value and offering price per share
  ($1,231,146 / 120,835 shares outstanding)**...............  $     10.19
                                                              ===========
NET ASSETS CONSIST OF
  Capital paid-in...........................................  $30,897,971
  Accumulated net realized loss on investments..............      (21,634)
  Accumulated net investment loss...........................      (51,138)
  Net unrealized appreciation on investments................    1,419,254
                                                              -----------
NET ASSETS..................................................  $32,244,453
                                                              ===========

 * On sales of more than $100,000 the offering price is reduced.
** Redemption price per share is equal to the net asset value per share less any applicable contingent deferred sales charge.

STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 1996 (UNAUDITED)

INVESTMENT INCOME
  Interest..................................................            $1,025,862
                                                                        ----------
EXPENSES
  Management fee............................................  $92,063
  Transfer agent............................................   14,644
  Administrative services fee...............................   16,739
  Custodian fees............................................    1,658
  Blue Sky fees.............................................    5,460
  Auditing and accounting fees..............................   15,963
  Shareholder reports.......................................    1,823
  Fund accounting...........................................   13,689
  Trustees' fees............................................    2,496
  12b-1 service and distribution fees.......................   46,347
  Legal.....................................................   13,869
  Other.....................................................    3,800
                                                                        ----------
                                                                           228,551
  Expenses reimbursed by manager............................               (39,854)
                                                                        ----------
    Net expenses............................................               188,697
                                                                        ----------
NET INVESTMENT INCOME.......................................               837,165
                                                                        ----------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS
  Net realized gain on investments..........................               151,687
  Net unrealized appreciation during the period on
    investments.............................................               562,318
                                                                        ----------
    Net gain on investments.................................               714,005
                                                                        ----------
INCREASE IN NET ASSETS RESULTING FROM OPERATIONS............            $1,551,170
                                                                        ==========

                      (See Notes to Financial Statements)

STATEMENT OF CHANGES IN NET ASSETS

                                                              FOR THE SIX       FOR THE
                                                              MONTHS ENDED    YEAR ENDED
                                                              DECEMBER 31,     JUNE 30,
                                                              ------------    -----------
                                                                 1996*           1996
                                                              ------------    -----------
DECREASE IN NET ASSETS
Operations
  Net investment income.....................................  $   837,165     $ 1,928,681
  Net realized gain on investments..........................      151,687         935,504
  Net unrealized appreciation (depreciation) during the
    period on investments...................................      562,318        (778,289)
                                                              -----------     -----------
    Net increase resulting from operations..................    1,551,170       2,085,896
                                                              -----------     -----------
Class A distributions
  From net investment income................................     (811,654)     (1,815,075)
  In excess of net investment income........................      (96,832)             --
  From net realized gain....................................     (145,918)             --
  In excess of net realized gain............................     (239,821)             --
                                                              -----------     -----------
    Total distributions to Class A shareholders.............   (1,294,225)     (1,815,075)
                                                              -----------     -----------
Class B distributions
  From net investment income................................      (25,511)        (46,329)
  In excess of net investment income........................       (2,896)             --
  From net realized gain....................................       (5,769)             --
  In excess of net realized gain............................       (8,450)             --
                                                              -----------     -----------
    Total distributions to Class B shareholders.............      (42,626)        (46,329)
                                                              -----------     -----------
Fund share transactions (Note 5)
  Class A...................................................   (1,796,339)     (6,579,399)
  Class B...................................................       88,171         136,933
                                                              -----------     -----------
    Net decrease resulting from Fund share transactions.....   (1,708,168)     (6,442,466)
                                                              -----------     -----------
TOTAL DECREASE IN NET ASSETS................................   (1,493,849)     (6,217,974)
NET ASSETS
  Beginning of period.......................................   33,738,302      39,956,276
                                                              -----------     -----------
  END OF PERIOD.............................................  $32,244,453     $33,738,302
                                                              ===========     ===========
ACCUMULATED NET INVESTMENT INCOME (LOSS)....................  $   (51,138)    $    48,590
                                                              ===========     ===========

* Unaudited.

                      (See Notes to Financial Statements)

FINANCIAL HIGHLIGHTS

                                                    FOR THE SIX
CLASS A                                             MONTHS ENDED
                                                    DECEMBER 31,                      FOR THE YEAR ENDED JUNE 30,
                                                    ------------      -----------------------------------------------------------
                                                       1996*           1996         1995         1994         1993         1992
SELECTED PER SHARE DATA                             ------------      -------      -------      -------      -------      -------
Net asset value, beginning of period..............    $ 10.13         $ 10.08      $  9.91      $ 10.44      $ 10.29      $  9.94
                                                      -------         -------      -------      -------      -------      -------
  Income from investment operations
  Net investment income(a)........................        .26             .52          .49          .59          .58          .52
  Net realized and unrealized gain (loss) on
    investments...................................        .21             .03          .19         (.48)         .35          .51
                                                      -------         -------      -------      -------      -------      -------
    Total from investment operations..............        .47             .55          .68          .11          .93         1.03
                                                      -------         -------      -------      -------      -------      -------
  Less distributions
  From net investment income......................        .26             .50          .49          .59          .60          .52
  In excess of net investment income..............        .03              --          .02           --           --          .07
  From net realized gain..........................        .05              --           --          .05          .18          .09
  In excess of net realized gain..................        .07              --           --           --           --           --
                                                      -------         -------      -------      -------      -------      -------
    Total distributions...........................        .41             .50          .51          .64          .78          .68
                                                      -------         -------      -------      -------      -------      -------
Net asset value, end of period....................    $ 10.19         $ 10.13      $ 10.08      $  9.91      $ 10.44      $ 10.29
                                                      =======         =======      =======      =======      =======      =======
Total return(%)...................................       4.75(c)         5.52(b)      7.09(b)       .82(b)      9.55(b)     10.80(b)
RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (in thousands)..........    $31,013         $32,604      $38,963      $41,423      $47,493      $46,288
Ratio of expenses to average net assets
  With expense reimbursement(%)(e)................       1.10(d)         1.12         1.10         1.10         1.10         1.10
  Without expense reimbursement(%)(e).............       1.34(d)         1.29         1.22         1.18         1.20         1.19
Ratio of net investment income to average net
  assets(%)(a)....................................       5.03(d)         5.08         4.94         5.65         5.80         5.66
Portfolio turnover rate(%)........................          8              34           81           26           91           42

                                                                                                             FOR THE PERIOD
                                                              FOR THE SIX              FOR THE                APRIL 1, 1994
CLASS B                                                       MONTHS ENDED            YEAR ENDED            (COMMENCEMENT) TO
                                                              DECEMBER 31,             JUNE 30,                 JUNE 30,
                                                              ------------      ----------------------      -----------------
                                                                 1996*           1996          1995               1994
SELECTED PER SHARE DATA                                       ------------      ------      ----------      -----------------
Net asset value, beginning of period........................     $10.12         $10.08        $ 9.91              $9.97
                                                                 ------         ------        ------              -----
  Income from investment operations
  Net investment income(a)..................................        .22            .45           .43                .11
  Net realized and unrealized gain (loss) on investments....        .22            .02           .17               (.03)
                                                                 ------         ------        ------              -----
    Total from investment operations........................        .44            .47           .60                .08
                                                                 ------         ------        ------              -----
  Less distributions
  From net investment income................................        .22            .43           .43                .11
  In excess of net investment income........................        .03             --            --                 --
  From net capital gain.....................................        .05             --            --                .03
  In excess of net realized gain............................        .07             --            --                 --
                                                                 ------         ------        ------              -----
    Total distributions.....................................        .37            .43           .43                .14
                                                                 ------         ------        ------              -----
Net asset value, end of period..............................     $10.19         $10.12        $10.08              $9.91
                                                                 ======         ======        ======              =====
Total return(%).............................................       4.39(c)        4.70(b)       6.30(b)             .82(c)
RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (in thousands)....................     $1,231         $1,135        $  993              $ 114
Ratio of expenses to average net assets
  With expense reimbursement(%)(e)..........................       1.85(d)        1.87          1.85               1.85(d)
  Without expense reimbursement(%)(e).......................       2.09(d)        2.04          1.97               1.93(d)
Ratio of net investment income to average net
  assets(%)(a)..............................................       4.27(d)        4.33          4.19               4.90(d)
Portfolio turnover rate(%)..................................          8             34            81                 26

(a) Net investment income is net of expenses reimbursed by manager.
(b)    Total return does not reflect a sales charge.
(c) Total return represents aggregate total return and does not reflect a sales charge.
(d)    Annualized.
(e) Beginning in July 1995, total expenses include any fees paid indirectly. The ratio of expenses to average net assets with expense reimbursement has been restated for the year ended June 30, 1996.
 *     Unaudited.


                      (See Notes to Financial Statements)

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

     Mackenzie California Municipal Fund (the Fund) is a diversified series of shares of Mackenzie Series Trust. The shares of beneficial interest are $.001 par value and an unlimited number of shares of Class A and Class B are authorized. Mackenzie Series Trust was organized as a Massachusetts business trust under a Declaration of Trust dated April 22, 1985 and is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles. Preparation of the financial statements includes the use of management estimates. Actual results could differ from these estimates.

     SECURITY VALUATION -- Municipal securities are valued utilizing primarily the latest bid prices or, if bid prices are not available, on the basis of valuation based upon a matrix system (which considers factors such as security prices, yields, maturities and ratings), both as furnished by an independent pricing service approved by the Board of Trustees (the Board).

     SECURITY TRANSACTIONS AND INVESTMENT INCOME -- Security transactions are accounted for on the trade date. Interest income is accrued on a daily basis. Realized gains and losses from security transactions are calculated on an identified cost basis.

     FEDERAL INCOME TAXES -- The Fund intends to qualify for tax treatment applicable to regulated investment companies under the Internal Revenue Code, as amended, and distribute all of its taxable income to its shareholders. Therefore, no provision has been recorded for Federal income or excise taxes.

     DISTRIBUTIONS TO SHAREHOLDERS -- Normally, distributions from net investment income are declared monthly, and net realized capital gains, if any, are declared semi-annually. An additional distribution may be declared if necessary to avoid the payment of a four percent Federal excise tax.

     RECLASSIFICATIONS -- The timing and characterization of certain income and net capital gain distributions are determined annually in accordance with Federal tax regulations which may differ from generally accepted accounting principles. These differences primarily relate to certain securities sold at a loss. As a result, Net realized gain (loss) on investments for a reporting period may differ significantly in amount and character from distributions during such period. Accordingly, the Fund may make reclassifications among certain of its capital accounts without impacting the net asset value of the Fund.

     FEES PAID INDIRECTLY -- The Fund has an arrangement whereby a certain percentage of quarterly cumulative credits resulting from cash balances on deposit with the custodian are used to offset custody fees, including transaction and out-of-pocket expenses. For the six months ended December 31, 1996, custody fees were not reduced under this arrangement.

2. RELATED PARTIES

     Mackenzie Investment Management Inc. (MIMI) is the Manager and Investment Adviser of the Fund. For its services, MIMI receives a fee monthly at the annual rate of .55% on its average net assets.

     Currently, MIMI voluntarily limits the Fund's total operating expenses (excluding taxes, 12b-1 fees, brokerage commissions, interest, litigation and indemnification expenses, and other extraordinary expenses) to an annual rate of
 .85% of its average net assets. The voluntary expense limitation may be terminated or revised at any time.

     MIMI provides certain administrative, accounting and pricing services for the Fund. For those services, the Fund pays MIMI fees plus certain out-of-pocket expenses. Such fees are reflected as Administrative services fee and Fund accounting in the Statement of Operations.

     Ivy Mackenzie Distributors, Inc. (IMDI), a wholly owned subsidiary of MIMI, is the underwriter and distributor of the Fund's shares, and as such, purchases shares from the Fund at net asset value to settle orders from investment dealers. For the six months ended December 31, 1996, the net amount of underwriting discount retained by IMDI was $1,515.

     Under Service and Distribution Plans, the Fund reimburses IMDI for service fee payments made to brokers at an annual rate not to exceed .25% of its average net asset value. Class B shares are also subject to an ongoing distribution fee at an annual rate of .75% of the average net asset value attributable to Class B shares. IMDI may use such distribution fee for purposes of advertising and marketing shares of the Fund. Such fees of $40,374 and $5,973 for Class A and Class B, respectively, are reflected as 12b-1 service and distribution fees in the Statement of Operations.

     Ivy Mackenzie Services Corp. (IMSC), a wholly owned subsidiary of MIMI, is the transfer and shareholder servicing agent for the Fund. For those services, the Fund pays IMSC a monthly fee plus certain out-of-pocket expenses. Such fees and expenses of $14,094 and

$550 for Class A and Class B, respectively, are reflected as Transfer agent in the Statement of Operations.

3. BOARD'S COMPENSATION

     Trustees who are not affiliated with MIMI receive compensation from the Fund, which is reflected as Trustees' fees in the Statement of Operations.

4. CONCENTRATION OF CREDIT RISK

     The Fund primarily invests in debt obligations issued by the State of California and its political subdivisions, agencies and public authorities to obtain funds for various public purposes. The Fund is more susceptible to factors adversely affecting issuers of California securities than is a municipal bond fund that is not concentrated in these issuers to the same extent.

5. FUND SHARE TRANSACTIONS

     Fund share transactions for both Class A and Class B were as follows:

                                   SIX MONTHS ENDED            YEAR ENDED
                                  DECEMBER 31, 1996          JUNE 30, 1996
                                ----------------------   ----------------------
CLASS A                          SHARES      AMOUNT       SHARES      AMOUNT
-------                         --------   -----------   --------   -----------
Sold..........................    55,039   $   548,385    119,552   $ 1,214,729
Issued on reinvestment of
 distributions................    69,779       705,004     86,484       880,926
Repurchased...................  (300,440)   (3,049,728)  (851,457)   (8,675,054)
                                --------   -----------   --------   -----------
Net decrease..................  (175,622)  $(1,796,339)  (645,421)  $(6,579,399)
                                ========   ===========   ========   ===========

                                   SIX MONTHS ENDED            YEAR ENDED
                                  DECEMBER 31, 1996          JUNE 30, 1996
                                ----------------------   ----------------------
CLASS B                          SHARES      AMOUNT       SHARES      AMOUNT
-------                         --------   -----------   --------   -----------
Sold..........................    11,119   $   112,216     18,173   $   185,487
Issued on reinvestment of
 distributions................     3,667        37,090      3,777        38,474
Repurchased...................    (6,080)      (61,135)    (8,394)      (87,028)
                                --------   -----------   --------   -----------
Net increase..................     8,706   $    88,171     13,556   $   136,933
                                ========   ===========   ========   ===========

03MCCAX123196

                              [Insert Item 7]
Part C
Other Information
-----------------

Item 15.  Indemnification
-------------------------

     Reference is made to Article EIGHTH and paragraphs (e) and (f) of Article SEVENTH of the Registrant's Articles of Incorporation previously filed as Exhibit 1, to Article X of the Registrant's By-Laws previously filed as Exhibit 2 and to Section 2-418 of the Maryland General Corporation Law.

     Reference is also made to Section 7 of the Distribution Agreement previously filed as Exhibit 6(a).

     The directors and officers (the "insureds") of both the Registrant and the Adviser are insured under a joint directors and officers liability policy. The policy covers amounts which the insureds become legally obligated to pay by reason of any act, error, omission, misstatement, misleading statement or neglect or breach of duty in the performance of their duties as directors, trustees and officers. In addition, the policy covers the Registrant and the Adviser to the extent that they have legally indemnified the insureds for amounts incurred by the insureds as described in the preceding sentence. The coverage excludes amounts that the insureds become obligated to pay by reason of conduct which constitutes willful misfeasance, bad faith, gross negligence or reckless disregard of the insured's duty.

     The application for the foregoing provisions is limited by the following undertaking set forth in the rules promulgated by the Securities and Exchange commission:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policies expressed in such Act and that if a claim for indemnification against such liabilities other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits
------------------

     (1)  Articles of Incorporation, as amended.

     (2)  By-laws

     (3)  Not applicable

     (4) Agreement and Plan of Reorganization - filed herewith as Exhibit A to each of the Prospectus/Proxy Statements.

     (5)  Not applicable

     (6) (a) Form of Restated Investment Advisory Agreement incorporated by reference from post-effective amendment no. 25 to registrant's Registration Statement on Form N-1A, filed August 30, 1996

          (b) Form of Administrative Services Agreement, incorporated by reference from post-effective amendment no. 25 to registrant's Registration Statement on Form N-1A, filed August 30, 1996

     (7)  Form of Underwriting Agreement

     (8)  Not applicable

     (10) (a)  Form of Class A Service Plan

          (b)  Multiple Class Plan pursuant to Rule 18F-3, as revised
               June 9, 1997

     (11)  Opinion and consent of Koch, Kelly & McCarthy, P.A.

     (12) Opinion and consent of Dechert Price and Rhoads, as to tax consequences (to be filed by post-effective amendment)

     (13)  Not applicable

     (14)  (a) Consent of McGladrey & Pullen, LLP, independent auditors
           (b) Consent of Coopers & Lybrand, L.L.P., independent auditors

     (15)  Not applicable

     (16)  Powers of attorney

     (17) (a)  Declaration pursuant to Rule 24f-2

          (b)  Proxy card (Mackenzie Limited Term Municipal Fund)

          (c)  Proxy card (Mackenzie California Municipal Fund)

Item 17.  Undertakings
----------------------

     (1) The undersigned registrant agrees that prior to any public offering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by person who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

     (3) The undersigned registrant agrees to file, by post-effective amendment, an opinion of counsel or a copy of an Internal Revenue Service ruling supporting the tax consequences of the proposed acquisition of assets and issuance of shares described in this Registration Statement within a reasonable time after receipt of such opinion or ruling.

                                SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Santa Fe, and State of New Mexico on the 24th day of June, 1997.

                                   LIMITED TERM MUNICIPAL FUND, INC.
                                   Registrant
                                                    *
                                   By _____________________________________
                                      Brian J. McMahon, President

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


           *                                              *
--------------------------------        -----------------------------------
Brian J. McMahon, President             H. Garrett Thornburg, Jr., Chairman
and Principal Executive Officer         Director, Treasurer and Principal
                                        Financial and Accounting Officer

           *
--------------------------------
J. Burchenal Ault, Director


           *
--------------------------------
Eliot R. Cutler, Director


           *
--------------------------------
James E. Monaghan, Jr., Director


           *
--------------------------------
A. G. Newmyer III, Director


           *
--------------------------------
Richard M. Curry, Director


* By:      /s/
    ____________________________
    Charles W. N. Thompson, Jr.
    As Attorney-In-Fact                                     June 24, 1997



                            INDEX TO EXHIBITS



     (1)  Articles of Incorporation, as amended.

     (2)  By-laws

     (7)  Form of Underwriting Agreement

     (10) (a)  Form of Class A Service Plan

          (b)  Multiple Class Plan pursuant to Rule 18F-3, as revised
               June 9, 1997

     (11)  Opinion and consent of Koch, Kelly & McCarthy, P.A.

     (14)  (a) Consent of McGladrey & Pullen, LLP, independent auditors
           (b) Consent of Coopers & Lybrand, L.L.P., independent auditors

     (16)  Powers of attorney

     (17) (a)  Declaration pursuant to Rule 24f-2

          (b)  Proxy card (Mackenzie Limited Term Municipal Fund)

          (c)  Proxy card (Mackenzie California Municipal Fund)

                                 EXHIBIT 1

                         ARTICLES OF INCORPORATION

                                    OF

                    TAX-FREE MUNICIPAL LEASE FUND, INC.


     The undersigned, in order to form a Corporation under the general laws of the State of Maryland, hereby certifies as follows:

     FIRST: (1) The name and post office address of the incorporator are Kenneth L. Henderson, One Rockefeller Plaza, New York, New York 10020. The incorporator is over eighteen years of age.

          (2) The incorporator is forming the corporation named in these Articles of Incorporation under the general laws of the State of Maryland.

     SECOND: The name of the corporation (the "Corporation") is TAX-FREE MUNICIPAL LEASE FUND, INC.

     THIRD:  The purposes for which the Corporation is formed are:

               (a) to conduct, operate and carry on the business of an investment company;

               (b) To subscribe for, invest in, reinvest in, purchase or otherwise acquire, hold, pledge, sell, assign, transfer, exchange, distribute or otherwise dispose of notes, bills, bonds, debentures, leases, installment purchase contracts, participation and other negotiable or nonnegotiable instruments, obligations and evidences of indebtedness issued or guaranteed as to principal and interest by the United States Government, or any agency or instrumentality thereof, any State or local government, or any agency or instrumentality thereof, or any other securities of any kind issued by any corporation or other issuer organized under the laws of the United States or any State, territory or possession thereof or any foreign country or any subdivision thereof or otherwise, to pay for the same in cash or by the issue of stock, including treasury stock, bonds or notes of the Corporation or otherwise; and to exercise any and all rights, powers and privileges of ownership or interest in respect of any and all such investments of every kind and description, including, without limitation, the right to consent and otherwise act with respect thereto, with power to designate one or more persons, firms, associations or corporations to exercise any of such rights, powers and privileges in respect to any such investments;

               (c) to conduct research and investigations in respect of securities, organizations, businesses and general business and financial conditions in the United States of America and elsewhere for the purpose of obtaining information pertinent to the investment and employment of the assets of the Corporation and to procure any or all of the foregoing to be done by others as independent contractors and to pay compensation therefor;

               (d) to borrow money or otherwise obtain credit and to secure the same by mortgaging, pledging or otherwise subjecting as security the assets of the Corporation, and to endorse, guarantee or undertake the performance of any obligation, contract or engagement of any other person, firm, association or corporation;

               (e) to issue, sell, distribute, repurchase, redeem, retire, cancel, acquire, hold, resell, reissue, or dispose of, transfer, and otherwise deal in, shares of stock of the Corporation, including shares of stock of the Corporation in fractional denominations, and to apply to any such repurchase, redemption, retirement, cancellation or acquisition of shares of stock of the Corporation, any funds or property of the Corporation, whether capital or surplus or otherwise, to the full extent now or hereafter permitted by the laws of the State of Maryland and by these Articles of Incorporation.

               (f) to conduct its business, promote its purposes, and carry on its operations in any and all of its branches and maintain offices both within and without the State of Maryland, in any and all States of the United States of America, in the District of Columbia, and in any or all commonwealths, territories, dependencies, colonies, possessions, agencies, or instrumentalities of the United States of America and of foreign governments;

               (g) to carry out all or any part of the foregoing purposes or objects as principal or agent, or in conjunction with any other person, firm, association, corporation or other entity, or as a partner or member of a partnership, syndicate or joint venture or otherwise, and in any part of the world to the same extent and as fully as natural persons might or could do;

               (h) to have and exercise all of the powers and privileges conferred by the laws of the State of Maryland upon corporations formed under the laws of such State; and

               (i) to do any and all such further acts and things and to exercise any and all such further powers and privileges as may be necessary, incidental, relative, conducive, appropriate or desirable for the foregoing purposes.

     The enumeration herein of the objects and purposes of the Corporation shall be construed as powers as well as objects and purposes and shall not be deemed to exclude by inference any powers, objects or purposes which the Corporation is empowered to exercise, whether expressly by force of the laws of the State of Maryland now or hereafter in effect, or impliedly by the reasonable construction of the such laws.

     FOURTH: The post office address of the principal office of the Corporation within the State of Maryland is 32 South Street, Baltimore, Maryland 21202, in care of The Corporation Trust, Incorporated.

     The resident agent of the Corporation in the State of Maryland is The Corporation Trust, Incorporated, 32 South Street, Baltimore, Maryland 21202.

     FIFTH: (1) The total number of shares of stock of all classes which the Corporation shall have authority to issue is one hundred million (100,000,000), all of which stock shall have a par value of One Tenth of One Cent ($.001) per share. The aggregate par value of all authorized shares of stock of the Corporation is One Hundred Thousand Dollars ($100,000).

          (2)(a) The Board of Directors of the Corporation is authorized to classify and to reclassify, from time to time, any unissued shares of stock of the Corporation, whether now or hereafter authorized, by setting, changing or eliminating the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, and qualifications or terms and conditions of or rights to require redemption of the stock and, pursuant to such classification or reclassification, to increase or decrease the number of authorized shares of any class, but the number of shares of any class shall not be reduced by the Board of Directors below the number of shares thereof then outstanding.

               (b) Without limiting the generality of the foregoing, the dividends and distributions of investment income and capital gains with respect to the stock of the Corporation, and with respect to each class that hereafter may be created, shall be in such amount as may be declared from time to time by the Board of Directors, and such dividends and distributions may vary from class to class to such extent and for such purposes as the Board of Directors may deem appropriate, including, but not limited to, the purpose of complying with requirements of regulatory or legislative authorities.

          (3) Until such time as the Board of Directors shall provide otherwise in accordance with Section (2) of this Article FIFTH, all of the authorized shares of the Corporation are designated as Common Stock. Such shares and the holders thereof shall be subject to the following provisions:

               (a) As more fully set forth hereafter, the assets and liabilities and the income and expenses of each class of the Corporation's stock shall be determined separately, and, accordingly, the net asset value, the dividends payable, and the amounts distributable in the event of dissolution of the Corporation, to holders of shares of the Corporation's stock may vary from class to class. Except for these differences and certain other differences hereafter set forth, each class of the Corporation's stock shall have the same preference, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of and rights to require redemption.

               (b) All consideration received by the Corporation for the issue or sale of shares of a class of the Corporation's stock, together with all income, earnings, profits, and proceeds thereof, including any proceeds derived from the sale, exchange or liquidation thereof, and any funds or payments derived from any reinvestment of such proceeds in whatever form the same may be, shall irrevocably belong to that class for all purposes, subject only to the rights of creditors, and shall be so recorded upon the books of account of the Corporation. Such consideration, income, earnings, profits, and proceeds thereof, including any proceeds derived from the sale, exchange or liquidation thereof, and any funds or payments derived from any reinvestment of such proceeds, in whatever form the same may be, are herein referred to as "assets belonging to" that class.

               (c) The assets belonging to a class of the Corporation's stock shall be charged with the liabilities of the Corporation with respect to that class and with an allocable share of the liabilities of the Corporation not attributable to any particular class, in the latter case in the proportion that the aggregate net asset value of that class bears to the aggregate net asset value of all classes of the Corporation's stock as determined in accordance with Article NINTH of these Articles of Incorporation. The determination of the Board of Directors shall be conclusive as to the allocation of liabilities, including accrued expenses and reserves, and assets to a particular class or classes.

               (d) Each holder of stock of the Corporation, upon request to the Corporation (accompanied by surrender of the appropriate stock certificates in proper form for transfer, if any certificates h ave been issued to represent such shares) shall be entitled to require the Corporation to redeem, to the extent that the Corporation may lawfully effect such redemption under the laws of the State of Maryland, all or any part of the shares of stock standing in the name of such holder on the books of the Corporation at a price per share equal to the net asset value per share computed in accordance with Article NINTH hereof.

               (e)(i) If the net asset value of the shares of a class of the Corporation's stock held by a stockholder shall be less than the Minimum Amount (as defined below) then in effect with respect to shares of that class, or with respect to the category of holders in which the stockholder is included of shares of that class, the Corporation may redeem all of those shares, upon notice given to the holder in accordance with paragraph (iii) of this subsection (e), to the extent that the Corporation may lawfully effect such redemption under the laws of the State of Maryland. The term "Minimum Amount" when used herein shall mean One Thousand Dollars ($1,000) unless otherwise fixed by the Board of Directors from time to time, provided that the Minimum Amount may not in any event exceed Twenty-Five Thousand Dollars ($25,000). The Board of Directors may establish differing Minimum Amounts for each class of the corporation's stock and for categories of holders of shares of any class of stock based on such criteria as the Board of Directors may deem appropriate.

               (ii) The Corporation shall be entitled, but not required, to redeem shares of stock from any stockholder or stockholders, to the extent and at such times as the Board of Trustees shall, in its absolute discretion, determine to be necessary or advisable to prevent the Corporation from qualifying as a "personal holding company" within the meaning of the Internal Revenue Code of 1954, as amended from time to time. Notice of any such redemption shall be given in accordance with paragraph
          (iii) of this subsection (e).

               (iii) The notice referred to in paragraphs (i) and (ii) of this subsection (e) shall be in writing personally delivered or deposited in the mail, at lest thirty days (or such other number of days as may be specified from time to time by the Board of Directors) prior to such redemption. If m ailed, the notice shall be addressed to the stockholder at his post office address as shown on the books of the Corporation, and sent by certified or registered mail, postage prepaid. The price for shares acquired by the Corporation pursuant to this subsection (e) shall be an amount equal to the net asset value of such shares, computed in accordance with Article NINTH hereof.

              (f) Payment by the Corporation for shares of stock of the Corporation surrendered to it for redemption shall be made by the Corporation within seven business days of such surrender out of the funds legally available therefor, provided that the Corporation may suspend the right of the holders of stock of the Corporation to redeem shares of stock and may postpone the right of such holders to receive payment for any shares when permitted or required to do so by applicable statutes or regulations. Payment of the aggregate price of shares surrendered for redemption may be made in cash or, at the option of the Corporation, wholly or partly in such portfolio securities of the Corporation as the Corporation shall select.

               (g) The right of any holder of stock of the Corporation redeemed by the Corporation as provided in subsections (d) or (e) of this section (3) to receive dividends thereon and all other rights of such holder with respect to such shares shall terminate at the time as of which the purchase or redemption price of such shares is determined, except the right of such holder to receive
          (i) the redemption price of such shares from the Corporation or its designated agent and (ii) any dividend or distribution to which such holder has previously become entitled as the record holder of such shares on the record date for such dividend of distribution. If shares of stock are redeemed by the Corporation pursuant to subsection (e) of this section (3) and certificates representing the redeemed shares have been issued, the redemption price need not be paid by the Corporation until the certificates have been received by the Corporation or its agent duly endorsed for transfer.

               (h) The Corporation shall be entitled to purchase shares of its stock, to the extent that the Corporation may lawfully effect such purchase under the laws of the State of Maryland, upon such terms and conditions and for such consideration as the Board of Directors shall deem advisable, by agreement with the stockholder at a price not exceeding the net asset value per share computed in accordance with Article NINTH hereof.

               (i) The net asset value of each share of a class of the Corporations' stock issued and sold or redeemed or purchased at net asset value shall be the net asset value per share of the shares of that class determined in accordance with Article NINTH hereof based on the assets belonging to that class less the liabilities charged to that class.

               (j) In the absence of any specification as to the purpose for which shares of stock of the Corporation are redeemed or purchased by it, all shares so redeemed or purchased shall be deemed to be retired in the sense contemplated by the laws of the State of Maryland and the number of the authorized shares of stock of the Corporation shall not be reduced by the number of any shares redeemed or purchased by it.

               (k) Shares of each class of stock shall be entitled to such dividends or distributions, in shares of stock or in cash or both, as may be declared from time to time by the Board of Directors, acting in its sole discretion, with respect to such class, provided that dividends or distributions shall be paid on shares of a class of stock only out of lawfully available assets belonging to that class.
               (l) In the event of the liquidation or dissolution of the Corporation, the stockholders of a class of the Corporation's stock shall be entitled to receive, as a class, out of the assets of the Corporation available for distribution to stockholders, the assets belonging to that class. The assets so distributable to the stockholders of a class shall be distributed among such stockholders in proportion to the number of shares of that class held by them and recorded on the books of the Corporation. In the event that there are any assets available for distribution that are not attributable to any particular class of stock, such assets shall be allocated to all classes in proportion to the net asset value of the respective classes and then distributed to the holders of stock of each class in proportion to the net asset value of the shares of that class held by the respective holders.

               (m) On each matter submitted to a vote of the stockholders, each holder of a share of stock shall be entitled to one vote for each such share standing in his name on the books of the Corporation, irrespective of the class thereof; provided, however, that to the extent class voting is required by the Investment Company Act of 1940 or regulations thereunder, as from time to time amended, or the laws of the State of Maryland as to any such matter, those requirements shall apply.

               (n) The Corporation may issue shares of stock in factional denominations to the same extent as its whole shares, and shares in fractional denominations shall be shares of stock having proportionately to the respective fractions represented thereby all the rights of whole shares, including without limitation the right to vote, the right to receive dividends and distributions, and the right to participate upon liquidation of the Corporation, but excluding the right to receive a stock certificate representing fractional shares.

               (4) No holder of any shares of stock of the Corporation shall be entitled as of right to subscribe for, purchase, or otherwise acquire any such shares which the Corporation shall issue or propose to issue; and any and all of the shares of stock of the Corporation, whether now or hereafter authorized, may be issued, or may be reissued or transferred if the same have been reacquired and have treasury status, by the Board od Directors to such persons, firms, corporations and associations, and for such lawful consideration and on such terms as the Board of Directors in its discretion may determine without first offering same, or any thereof, to any said holder.

               (5) All persons who shall acquire stock or other securities of the Corporation shall acquire the same subject to the provisions of these Articles of Incorporation, as from time to time amended.

          SIXTH: The number of directors of the Corporation, until such number shall be increased pursuant to the By-Laws of the Corporation, shall be one. The number of directors shall never be less than the number prescribed by the General Corporation Law of the State of Maryland and shall never be more than twenty. The name of the person who shall act as director of the Corporation until the number of directors is increased in accordance with the By-Laws of the Corporation or until the first annual meeting of shareholders or until his successor is duly chosen and qualifies is H. Garrett Thornburg, Jr.

          SEVENTH: The following provisions are inserted for the purpose of defining, limiting and regulating the powers of the Corporation and of the Board of Directors and stockholders.

               (a) The business and affairs of the Corporation shall be managed under the direction of the Board of Directors which shall have and may exercise all powers of Corporation except those powers which are by law, by these Articles of Incorporation or by the By-Laws conferred upon or reserved to the stockholders. In furtherance and not in limitation of the powers conferred by law, the Board of Directors shall have power:

                    (i) to make, alter and repeal by-laws of the Corporation;

                    (ii) to issue and sell, from time to time, shares of any class of the Corporation's stock in such amounts and on such terms and conditions, and for such amount and kind of consideration, as the Board of Directors shall determine, provided that the consideration per share to be received by the Corporation shall be not less than the greater of the net asset value per share of that class of stock at such time computed in accordance with Article NINTH hereof or the par value thereof;

                    (iii) from time to time to set apart out of any assets of the Corporation otherwise available for dividends a reserve or reserves for working capital or for any other proper purpose or purposes, and to reduce, abolish or add to any such reserve or reserves from time to time as said Board of Directors may deem to be in the best interests of the Corporation; and to determine in its discretion what part of the assets of the Corporation available for dividends in excess of such reserve or reserves shall be declared in dividends and paid to the stockholders of the Corporation; and

                    (iv) from time to time to determine to what extend and at what times and places and under what conditions and regulations the accounts, books, and records of the Corporation, or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account or book or documents of the Corporation, except as conferred by the laws of the State of Maryland, unless and until authorized to do so by resolution of the Board of Directors or of the stockholders of the Corporation.

               (b) Notwithstanding any provision of the General Corporation Law of the State of Maryland requiring a greater proportion than a majority of the votes of all classes or of any class of the Corporation's stock entitled to be cast in order to take or authorize any action, any such action may be taken or authorized upon the concurrence of a majority of the aggregate number of votes entitled to be cast thereon subject to any applicable requirements of the Investment Company Act of 1940, as from time to time in effect, or rules or orders of the United States Securities and Exchange Commission or any successor thereto.

               (c) Except as may otherwise be expressly provided by applicable statutes or regulatory requirements, the presence in person or by proxy of the holders of one-third of the shares of stock of the Corporation entitled to vote shall constitute a quorum at any meeting of the stockholders.

               (d) Any determination made in good faith and, so far as accounting matters are involved, in accordance with generally accepted accounting principles by or pursuant to the direction of the Board of Directors as to the amount of the assets, debts, obligations, or liabilities of the Corporation, as to the amount of any reserves or changes set up and propriety thereof, as to the time of or purpose for creating such reserves or changes, as to the use, alteration or cancellation of any reserves or charges set up and the propriety thereof, as to the time of or purpose for creating such reserves or charges, as to the use, alteration or cancellation of any reserves or charges (whether or not any debt, obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged or shall be then or thereafter required to be paid or discharged), as to the value of or the method of valuing any investment owned or held by the Corporation, as to the market value or fair value of any investment or fair value of any other asset of the Corporation, as to the allocation of any asset of the Corporation to a particular class or classes of the Corporation's stock, as to the charging of any liability of the Corporation to a particular class or classes of the Corporation's stock, as to the number of shares of the Corporation outstanding, as to the estimated expense to the Corporation in connection with purchases of its shares, as to the ability to liquidate investments in orderly fashion, or as to any other matters relating to the issue, sale, purchase or other acquisition or disposition of investments or shares of the Corporation, shall be final and conclusive and shall be binding upon the Corporation and all holders of its shares, past, present and future, and shares of the Corporation are issued and sold on the condition and understanding that any and all such determinations shall be binding as aforesaid.

               (e) Except to the extent prohibited by the Investment Company Act of 1940, as amended, or rules, regulations or orders thereunder promulgated by the United States Securities and Exchange Commission or any successor thereto or by the By-Laws of the Corporation, a director, officer or employee of the Corporations hall not be disqualified by his position from dealing or contracting with the Corporation, nor shall any transaction or contract of the Corporation be void or voidable by reason of the fact that any director, officer or employee, or any firm of which any director, officer or employee is a member, or any corporation of which any director, officer or employee is a stockholder, officer or director, is in any way interested in such transaction or contract; provided that in case a director, or a firm or corporation of which a director is a member, stock-holder, officer or director, is so interested, such fact shall be disclosed to or shall have been known by the Board of Directors or a majority thereof; and any director of the Corporation who is so interested, or who is a member, stockholder, officer or director of such firm or corporation, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of the Corporation which shall authorize any such transaction or contract, with like force and effect as if he were not such director, or member, stockholder, officer or director of such firm or corporation.

               (f) Specifically and without limitation of subsection (e) of this Article SEVENTH but subject to the exception therein prescribed, the Corporation may enter into management or advisory, underwriting, distribution and administration contracts and other contracts, and may otherwise do business, with Thornburg Management Company, Inc., and any parent, subsidiary or affiliate of such firm or any affiliate of any such affiliate, or the stockholders, directors, officers and employees thereof, and may deal freely with one another notwithstanding that the Board of Directors of the Corporation may be composed in part of directors, officers or employees of such firm and/or its parents, subsidiaries or affiliates and that officers of the Corporation may have been, be or become directors, officers, or employees of such firm and/or its parents, subsidiaries or affiliates, and neither such management or advisory, underwriting, distribution or administration contracts nor any other contract or transaction between the Corporation and such firm and/or its parents, subsidiaries or affiliates shall be invalidated or in any way affected thereby, nor shall any director or officer of the Corporation be liable to the Corporation or to any stockholder or creditor thereof or to any person for any loss incurred by it or him under or by reason of such contract or transaction; provided that nothing herein shall protect any director or officer of the Corporation against any liability to the Corporation or to its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office; and provided always that such contract or transaction shall have been on terms that were not unfair to the Corporation at the time at which it was entered into.

          EIGHTH:  To the maximum extend permitted by the General
Corporation Law of the State of Maryland, as from time to time amended, and other applicable law, the Corporation shall indemnify and defend its currently acting and its former directors and officers and those persons who, at the request of the Corporation, serve or have served another corporation, partnership, joint venture, trust or other enterprise in one or more of such capacities.

          NINTH: For the purpose of the computation of net asset value referred to in these Articles of Incorporation, the following rules shall apply:

               (a) The net asset value of each share of a class of the Corporation's stock issued or sold at its net asset value shall be the net asset value per share of that class next determined, as provided in subsection (d) of this Article NINTH, following acceptance by the Corporation of the purchase order, subscription or other agreement with respect to the issue of sale of such share.

               (b) The net asset value of each share of a class of the Corporation's stock redeemed by the Corporation at the request of its holder shall be the net asset value per share of that class next determined, as provided in subsection (d) of this Article NINTH, following the time the Corporation received a request for redemption of such share in good order with all appropriate documentation, including stock certificates, if any, duly endorsed for transfer.

               (c) The net asset value of each share of a class of the Corporation's stock purchased or redeemed by it otherwise than upon request for redemption by the holder of the share shall be
          (i) the net asset value per share of that class of the Corporation's stock next determined, as provided in subsection
          (d) of this Article NINTH, following the Corporation's determination or agreement to purchase or redeem such share, the expiration of any notice period and fulfillment of any other conditions precedent to such purchase or redemption, or (ii) such lower price per share as may be specified in the agreement, if any, with the stockholder for the purchase or redemption of his shares.

               (d) The net asset value of a share of a class of the Corporation's stock as at the time of a particular determination shall be the quotient obtained by dividing the value at such time of the net assets of that class (i.e., the value of the assets belonging to that class less the liabilities charged to that class exclusive of capital stock and surplus) by the total number of shares of that class outstanding at such time, all determined and computed as provided in the Corporation's By-Laws or by or pursuant to the direction of the Board of Directors.

               (e) The Corporation shall determine the net asset value per share of a class of its stock on such days and at such times as may be determined by the Board of Directors subject to any applicable rules and regulations of the Securities and Exchange Commission or any successor thereto.

               (f) The Corporation may suspend the determination of the net asset value of a class of its stock during any period when it may suspend the right of the holders of shares of that class to require the Corporation to redeem their shares.

          TENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation or in any amendment hereto in the manner now or hereafter prescribed by the laws of the State of Maryland, and all rights conferred upon stockholders herein are granted subject to this reservation.

          IN WITNESS WHEREOF, the undersigned, being the incorporator of the Corporation, has adopted and signed these Articles of Incorporation for the purpose of forming the Corporation described herein pursuant to the General Corporation Law of the State of Maryland and does hereby acknowledge that said adoption and signing are his act.



                              ________________________________________
                                   Kenneth L. Henderson

Dated:  February 13, 1984

                      TAX-FREE MUNICIPAL LEASE FUND, INC.

                            ARTICLES OF AMENDMENT


     TAX-FREE MUNICIPAL LEASE FUND, INC. a Maryland Corporation having its principal office at 32 South street, Baltimore, Maryland (hereinafter called the Corporation), hereby certifies to the State Department of Assessments and taxation of Maryland, that:

          FIRST: The charter of the Corporation is hereby amended by striking out article SECOND of the Articles of Incorporation and inserting in lieu thereof the following:

          "SECOND: The name of the corporation (the "Corporation") is LIMITED TERM MUNICIPAL FUND, INC."

          SECOND: The board of directors of the Corporation on April 19, 1985, duly adopted a resolution in which was set forth the foregoing amendment to the charter, declaring that the said amendment of the charter as proposed was advisable and directing that it be submitted for action thereon by the stockholders of the Corporation at a special meeting to be held on June 26, 1985.

          THIRD: Notice setting forth the said amendment of the charter and stating that the purpose of the meeting of the stockholders would be to take action thereon, was given, as required by law, to all stockholders entitled to vote thereon. The amendment of the charter of the Corporation as hereinabove set forth was approved by the stockholders of the Corporation at said meeting by the affirmative vote of 68,084% of all the votes entitled to be cast thereon.

          FOURTH: The amendment of the charter of the Corporation as hereinabove set forth has been duly advised by the board of directors and approved by the stockholders of the Corporation.

          IN WITNESS WHEREOF, TAX-FREE MUNICIPAL LEASE FUND, INC. has caused these presents to be signed in its name and on its behalf by its President and witnessed by its Secretary on June 26, 1985.


                              TAX-FREE MUNICIPAL LEASE FUND, INC.
                              ----------------------------------------
                                   (Name of Corporation)

                              By______________________________________
                                        President

                                   H. Garrett Thornburg, Jr.
                              ----------------------------------------

Witness:


______________________________
     Secretary


______________________________

     THE UNDERSIGNED, President of TAX-FREE MUNICIPAL LEASE FUND, INC., who executed on behalf of said corporation the foregoing Articles of Amendment, of which this certificate is made a part, hereby acknowledges, in the name and on behalf of said corporation, the foregoing Articles of Amendment to be the corporate act of said corporation and further certifies that, to the best of his knowledge, information and belief, the matters and facts set forth therein with respect to the approval thereof are true in all material respects, under the penalties of perjury.


                                   ___________________________________
                                   H. GARRETT THORNBURG, JR.

                                 EXHIBIT 2

                                  BY-LAWS
                                    OF
                      LIMITD TERM MUNICIPAL FUND, INC.
                          (a Maryland corporation)
                               August 4, 1988

                                  ARTICLE I

                                   Offices


     Section 1. Principal Office in Maryland. The Corporation shall have a principal office in the City of Baltimore, State of Maryland.

     Section 2. Other Offices. The Corporation may have and maintain such offices at such other places within and without the State of Maryland as the Board of Directors may from time to time determine or as the business of the Corporation may require.

                                  ARTICLE II

                           Meetings of Stockholders

     Section 1. Place of Meeting. Meeting of stockholders shall be held at such place, either within the State of Maryland or at such other place within the United States, as shall be fixed from time to time by the Board of Directors.

     Section 2. Annual Meetings. Annual metings of stockholders shall be held on a date fixed from time to time by the Board of Directors not less than ninety nor more than one hundred and twenty days following the end of each fiscal year of the Corporation, for the election directors and the transaction of any other business within the powers of the Corporation. However, an annual meeting of stockholders need not be held for any year in which none of the following is required to be acted on by stockholders under the Investment Company Act of 1940: (a) election of directors;
(b) approval of the investment advisory agreement; (c) ratification of the selection of independent public accountants; or (d) approval of a distribution agreement.

     Section 3. Notice of Meetings. Written or printed notice of the annual or any special meeting, stating the place, date and hour thereof, shall be given to each stockholder entitled to vote thereat not less than ten nor more than ninety days before the date of the meeting. Notice of any special meeting shall state the purpose thereof.

     Section 4. Special Meetings. Special meetings of stockholders may be called by the chairman, the president or by the Board of Directors and shall be called by the secretary upon the written request of holders of shares entitled to cast not less than twenty-five percent of all the votesentitled to be cast at such meeting. Such request shall state the purpose or purposes of such meeting and the matters proposed to be acted on thereat. In the case of such request for a special meeting, upon payment by such stockholders to the Corporation of the estimated reasonable cost of prepring and mailing a notice of such meeting, the secretary shall give the notice of such meeting. The secretary shall not be required to call a special meeting to consider any matter which is substantially the same as a matter acted upon at any special or annual meeting of stockholders held within the preceding twelve months unless requested to do so by holders of shares entitled to cast not less than a majority of all votes entitled to be cast at such meeting. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice thereof.

     Section 5. Quorum. Except as may other otherwise be expressly provided by applicable statutes or regulations, the holders of one-third of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business.

     Section 6. Voting. When a quorum is present at any meeting, the affirmative vote of a majority of the votes cast shall decide any question brought before such meeting, unless the question is one upon which by express provision of the Investment Company Act of 1940, as from time to time in effect, or other statutes or rules or orders of the United States Securities and Exchange Commission or any successor thereto or of the Articles of Incorporation a different vote is required, in which case such express provision shall govern and control the decision of such question.

     Section 7. Proxies. Each stockholder shall at every meeting of stockholders be entitled to one vote in person or by proxy for each share of the stock having voting power held by such stockholder, but no proxy shall be voted after eleven months from its date, unless otherwise provided in the proxy.

     Section 8. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjoiurnment thereof, to express consent to corporat eaction in writing without a meeting, or to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for th epurpose of any other lawful action, the Board of Directors may fix, in advance, a record date which shall be not more than ninety days and, in the case of a meeting of stockholders, not less than ten days prior to the date on which the particular action requiring such determination of stockholders is to be taken. In lieu of fixing a record date, the Board of Directors may provide that the stock transfer books shall be closed for a stated period, but not to exceed, in any case, twenty days. If the stock transfer books are closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books shall be closed for at least ten days immediately preceding such meeting. If no record date is fixed and the stock transfer books are not closed for the determination of stockholders: (1) the record date for the determination of stockholders entitled to notice of, or to vote at, a meeting of stockholders shall be at the close of business on the day on which notice of the meeting of stockholders is mailed or the day thirty days before the meeting, whichever is the closer date to the meeting; and (2) the record date for the determination of stockholders entitled to receive payment of a dividend or an allotment of any rights shall be at the close of business on the day on which the resolution of the Board of Directors declaring the dividend or allotment of rights is adopted, provided that the payment or allotment date shall not be more than ninety days after the date of the adoption of such resolution.

     Section 9. Inspectors of Election. The directors, in advance of any meeting, may, but need not, appoint one or more inspectors to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors, if any, shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection withthe right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting or any stockholder, the inspector or inspectors, if any, shall make a report in writing of any challenge, question or matter determined by him or them and execute a certificate of any fact found by him or them.

     Section 10. Action by Stockholders by Consent. Except to the extent prohibited by the Investment Company Act of 1940, as from time to time in effect, or rules or orders of the United States Securities and Exchange Commission or any successor thereto, any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting if a consent in writing, setting forth such action, is signed by all the stockholders entitled to vote on the subject matter thereof and any other stockholders entitled to notice of a meeting of stockholders (but not to vote thereat) have waived in writing any rights which they may have to dissent from such action, and such consent and waiver are filed with the records of the Corporation.

                                 ARTICLE III

                               Board of Directors

     Section 1. Number of Directors. The number of directors which shall constitute the entire Board of Directors shall be one, unless a greater number is required by the Maryland General Corporation Law, in which event the number of directors constituting the entire Board of Directors shall be three. Such number may be increased or decreased from time to time by the vote of a majority of the entire Board of Directors within the limits and in the manner permitted by law, but may at no time be more than twenty as provided in the Articles of Incorporation. The tenure of office of a director in office at the time of any decrease in the number of directors shall not be affected as a result thereof. The directors shall be elected to hold office at the annual meeting of stockholders, except as provided in Seciton 2 of this Article, and each director shall hold office until the next annual meeting of stockholders or until his successor is elected and has qualified. Any director may resign at any time upon written notice to the Corporation. Any director may be removed, either with or without cause, at any meeting of stockholders duly called and at which a quorum is present, by the affirmative vote of the majority of the votes entitled to be cast thereon, and the vacancy in the Board of Directors caused by such removal may be filled by the stockholders at the time of such removal. Directors need not be stockholders.

     Seciton 2. Vacancies and Newly-Created Directorhsips. Except to the extent prohibited by the Investment Company Act of 1940, as from time to time in effect, or rules or orders of the United States Securiites and Exchange Commission or any successor thereto, (a) any vacancy occurring in the Board of Directors for any cause other than by reason of an increase in the number of directors may be fileld by a majority of the remaining members of the Board of Directors although such majority is less than a quorum, (b) any vacancy occurring by reason of an increase in the number of directors may be filled by a majority of the directors then in office, through less than a quorum, and (c) a director elected by the Board of Directors to fill a vacancy shall be elected to hold office until the next annual meeting of stockholders or until his successor is elected and qualifies.

     Section 3. Powers. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors which shall exercise all such powers of the Corporation and do all such lawful acts and things as ar enot by statute or by the Articles of Incorporation or by these By-Laws conferred upon or reserved to the stockholders.

     Section 4. Annual Meeting. The first meeting of each newly elected Board of Directors shall be held immediately following the adjournment of the annual meeting of stockholders and at the place thereof. No notice of such meeting to the directors shall be necessary in order legally to constitute the meeting, provided a quorum shall be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

     Section 5. Other Meetings. The Board of Directors or any committee thereof may hold meetings, both regular and special, either within or without the State of Maryland. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determiend by the Board of Directors. Special meetings of the Board of Directors may be called by the chairman, the president or by two or more directors. Notice of special meetings of the Board of Directors shall be given by the Secretary to each director at least three days before th emeeting if by mail or at least 24 hours before the meeting if given in person or by telephone or by telegraph. The notice need not specify the business to be transacted.

     Section 6. Quorum and Voting. At meetings of the Board of Directors, one-third of the entire Board of Directors, but in no event less than two if the number of Directors constitutiong the entire board of Directors is two or more, shall cosntitute a quorum for the transaction of business.
The action of a majority of the directors present at a meeting at which a quorum is present shall be the action of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

     Section 7. Committees. The Board of Directors may, by resoltuion passed by a majority of the entire Board of Directors, appoint from among its members an exeutive and other committees of the Board of Directors, each committee to be composed of two or more of the directors. The Board of Directors may, to the extent provided in the resolution establishing a committee, delegate to such committee, in the intervals between meetings of the Board of Directors, any or all of the powers of the Board of Directors in the management of the business and affairs of the Corporation, except the pwoer to declare dividends, to issue stock, to be recommend to stockholders any action requiring stockholders' approval, to amend the By-Laws or to approve any merger or share exchange which does nto require stockholders' approval. such committee or committees shall have the name or names as may be determined from time to time by resoltuion adopted by the Board of Directors. Unless the Board of Directors designates one or more directors as alternate members of any committee, who may replace an absent or disqualified member at any meeting of the committee, the members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member of such committee. At meetings of any such committee, a majority of the members or alternate members of such committee shall constitute a quorum for the transaction of business and the act of a majority of the members or alternate members present at any meeting at which a quorum is present shall be the act of the committee.

     Section 8. Minutes of Committee Meetings. The committees shall keep regular minutes of their proceedings, which shall be filed with the records of the Corporation.

     Section 9. Action by Board of Directors and Committees by Consent. Except to the extent prohibited by the Investment Company Act of 1940, as from time to time in effect, or rules or orders of the United States Securities and Exchange Commission or any successor thereto, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board of Directors or committee.

     Section 10. Meetings by Conference Telephone. Except to the extent prohibited by the Investment Company Act of 1940, as from time to time in effect, ro rules or orders of the United States Securities and Exchange Commission or any successor thereto, the members of the Board of Directors or any committee thereof may participate in a meeting of the Board of Directors or committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time, and such participation shall constitute presence in person at such meeting.

     Section 11. Fees and Expenses. The Directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salaryas director, as determined by this Board of Directors.
No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

                                  ARTICLE IV

                                   Notices

     Section 1. General. Notices to directors and stockholders mailed to them at their post office addresses appearing on the books of the Corporation shall be deemed to be given at the time when deposited in the United States mail.

     Section 2. Waiver of Notice. Whenever any notice is required to be given under the provisions of any statute, of the Articles of Incorporation or of these By-Laws, a waiver thereof in wiritng, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed the equivalent of notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

                                  ARTICLE V

                                  Officers

     Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors at its first meeting after each annual meeting of stockholders and shall be a president, a secretary and a treasurer. The Board of Directors may also appoint a chairman of the Board and such number of vice presidents and additional officers or assistant officers and agents as it may deem advisable who shall hold their offices for such terms and shall exercise such pwoers and perform such duties as shall be determined from time to time by the Board of Directors. Any number of offices, except the offices of president and vice president, may be held by the same person. No officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law to be executed, acknowledged or verified by two or more officers.

     Section 2. Tenure of Officers. The officers of the Corporaiton shall hold office at the pleasure of the Board of Directors. Each officer shall hold his office until his successor is elected and has qualified or until his earlier resignation or removal. Any officer may resign at any time upon written notice to the Corporation. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors when, in its judgment, the best interests of the Corporation will be served thereby. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise shall be fileld by the Board of Directors.

     Seciton 3. President. The presidnet shall, unless the Board of Directors shall have appointed a Chairman, b ethe chief executive officer and shall preside at all meetings of the stockholders or of the Board of Directors. He shall be ex officio a member of all committees designated by the Board of Directors, shall have responsibility for general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

     Section 4. Vice Presidents. The vice presidents shall act under the direction of the president and in the absence or disability of the president shall perform the duties and exercise the powers of the president. They shall perform such other duties and have such other powers as the president or the Board of Directors may from time to time prescribe. The Board of Directors may designate one or more executive vice presidents or may otherwise specify the order of seniority of the vice presidents and, in that event, the duties and powers of the president shall descend to the vice presidents in the specified order of seniority.

     Section 5. Secretary. The secretary shall act under the direction of the president. Subject to the direction of the president he shall attend all meetings of the Board of Directors and all meetings of stockholders and record the proceedings in a book to be kept for that purpose and shall perform like duties for the committees designated by the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the president or the Board of Directors. He shall keep in safe custody the seal of the Corporation and shall affix the seal or cause it to be affixed to any instrument requiring it.

     Section 6. Assistant Secretaries. The assistant secretaries in the order of their seniority, unless otherwise determined by the president or the Board of Directors, shall, in the absence or disability of the secretary, perform the duties and exercise and powers of the secretary. They shall perform such other duties and have such other powers as the president or the Board of Directors may from time to time prescribe.

     Section 7. Treasurer. The treasurer shall act under the direction of the president. Subject to the direction of the president he shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the Corporation as may be ordered by the president or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as treasurer and of the financial condition of the Corporation.

     Section 8. Assistant Treasurers. The assistant treasurers in the order of their seniority, unless otherwise determined by the president or the Board of Directors, shall, in the absence or disability of the treasurer, perform such other duties and have such other powers as the president or the Board of Directors may from time to time prescribe.

                                ARTICLE VI

                           Certificates of Stock

     Section 1. General. Every holder of stock of the Corporation who has made full payment of the consideration for such stock shall be entitled upon request to have a certificate, signed by, or in the name of the Corporation by, the president or a vice president and countersigned by the treasurer or an assistant treasurer or the secretary or an assistant secretary of the Corporation, certifying the class and number of whole shares of stock owned by him in the Corporation.

     Section 2. Fractional Share Interests or Scrip. The Corporation may, but shall not be obliged to, issue fractions of a share of stock, arrange for the disposition of fractional interests by those entitled thereto, pay in cash the fair value of fractions of a share of stock as of the time when those entitled to receive such fractions are determined, or issue scrip or other evidence of ownership which shall entitle the holder to receive a certificate for a full share of stock upon the surrender of such scrip or other evidence of ownership aggregating a full share. Fractional shares of stock shall have proportionately to the respective fractions represented thereby all the rights of whole shares, including the right to vote, the right to receive dividends and distributions and the right to participate upon liquidation of the Corporation, excluding, however, the right to receive a stock certificate representing such factional shares. The Board of Directors may cause such scrip or evidence of ownership to be issued subject to the condition that it shall become void if not exchanged for certificates representing full shares of stock before a specified date or subject to the condition that the shares of stock for which such scrip or evidence of ownership is exchangeable may be sold by the corporation and the proceeds thereof distributed to the holders of such scrip or evidence of ownership, or subject to any other reasonable conditions which the Board of Directors shall deem advisable, including provisions for forfeiture of such proceeds to the corporation if not claimed within a period of not less than three years after the date of the original issuance of scrip certificates.

     Section 3. Signatures on Certificates. Any of or all the signatures on a certificate may be a facsimile. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall cease to be such officer before such certificate is issued, it may be issued with the same effect as if he were such officer at the date of issue. The seal of the Corporation or a facsimile thereof may, but need not, be affixed to certificates of stock.

     Section 4. Lost, Stolen or Destroyed Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of any affidavit of that fact by the person claiming the certificate or certificates to be lost, stolen or destroyed. When authorizing such issue of anew certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate or certificates alleged to have been lost, stolen or destroyed.

     Section 5. Transfer of Shares. Upon request by the registered owner of shares, and if a certificate has been issued to represent such shares, upon surrender to the Corporation or a transfer agent of the Corporation of a certificate for shares of stock duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, subject to the Corporation's rights to redeem or purchase such shares, it shall be the duty of the Corporation, if it is satisfied that all provisions of the Articles of Incorporation, of the By-Laws and of the law regarding the transfer of shares have been duly complied with, to record the transaction upon its books, issue a new certificate to the person entitled thereto upon request for such certificate, and cancel the old certificate, if any.

     Section 6. Registered Owners. The Corporation shall be entitled to recognize the person registered on its books as the owner of shares to be the exclusive owner for all purposes including redemption, voting and dividends, and the Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Maryland.

                                ARTICLE VII

                               Miscellaneous

     Section 1. Reserves. There may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, determine to be proper as a reserve or reserves to meet contingencies, or for the repairing or maintaining any property of the Corporation, or for the purchase of additional property, or for such other purpose as the Board of Directors shall thank conducive to the interest of the Corporation, and the Board of Directors may modify or abolish any such reserve.

     Section 2. Dividends. Dividends upon the stock of the Corporation may, subject to the provisions of the Articles of Incorporation and of the provisions of applicable law, be declared by the Board of Directors at any time. Dividends may be paid in cash, in property or in shares of the Corporation's stock, subject to the provisions of the Articles of Incorporation and of applicable law.

     Section 3. Capital Gain Distributions. The amount and number of capital gains distributions paid to the stockholders during each fiscal year shall be determined by the Board of Directors. Such distributions may be paid in cash, in property, or in shares of the Corporation's stock, subject to the provisions of the Articles of Incorporation and applicable law. Each such payment or distribution shall be accompanied by a statement as to the source of such payment, to the extent required by law.

     Section 4. Checks. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

     Section 5. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

     Section 6. Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Maryland". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in another manner reproduced.

     Section 7. Filing of By-Laws. A certified copy of the By-Laws, including all amendments, shall be kept at the principal office of the Corporation in the State of Maryland.

     Section 8. Annual Report. The books of account of the Corporation shall be examined by an independent firm of public accountants at the close of each fiscal year of the Corporation and at such other times, if any, as may be directed by the Board of Directors of the Corporation. Within one hundred and twenty days of the close of each fiscal year a report based upon such examination at the close of that fiscal year shall be mailed to each stockholder of the Corporation of record at the close of such fiscal year, unless the Board of Directors shall set another record date, at his address as the same appears on the books of the Corporation. Each such report shall contain such information as is required to be set forth therein by the Investment Company Act of 1940 and the rules and regulations promulgated by the United States Securities and Exchange Commission thereunder. Such report shall also be submitted at the annual meeting of the stockholders and filed within twenty days thereafter at the principal office of the Corporation in the State of Maryland.

     Section 9. Stock Ledger. The Corporation shall maintain at its principal office outside of the State of Maryland an original or duplicate stock ledger containing the names and addresses of all stockholders and the number of shares of stock held by each stockholder. Such stock ledger may be in written form or in any other form capable of being converted into written from within a reasonable time for visual inspection.

     Section 10. Ratification of Accountants by Stockholders. At every annual meeting of the stockholders of the Corporation there shall be submitted for ratification or rejection the name of the firm of independent public accountants which has been selected for the fiscal year in which such annual meeting is held by a majority of those members of the Board of Directors who are not interested persons (as defined in the Investment Company Act of 1940) of the Corporation.

     Section 11. Custodian. All securities and similar investments owned by the Corporation shall be held by a custodian which shall be either a trust company or a national bank of good standing, having a capital surplus and undivided profits aggregating not less than two million dollars ($2,000,000), or a member firm of the New York Stock Exchange, Inc. The terms of custody of such securities and cash shall include such provisions required to be contained therein by the Investment Company Act of 1940 and the rules and regulations promulgated thereunder by the United States Securities and Exchange Commission. Upon the resignation or inability to serve of any such custodian the Corporation shall (a) use its best efforts to obtain a successor custodian, (b) require the cash and securities of the Corporation held by the custodian to be delivered directly to the successor custodian, and (c) in the event that no successor custodian can be found, submit to the stockholders of the Corporation, before permitting delivery of such cash and securities to anyone other than a successor custodian, the question whether the Corporation shall be dissolved or shall function without a custodian; provided, however, that nothing herein contained shall prevent the termination of any agreement between the Corporation and any such custodian by the affirmative vote of the holders of a majority of all the stock of the Corporation at the time outstanding and entitled to vote. Upon its resignation or inability to serve and pending action by the Corporation as set forth in this Section, the custodian may deliver any assets of the Corporation held by it to a qualified bank or trust company or to a member firm of the Now York Stock Exchange, Inc. selected by it, such assets to be held subject to the terms of custody which governed such retiring custodian.

     Section 12. Investment Advisers; Underwriters. The Corporation may enter into one or more management or advisory, underwriting, distribution or administration contracts with any person, firm, partnership, association or corporation, but such contract or contracts shall continue in effect only so long as such continuance is specifically approved annually (a) by a majority of the Board of Directors or by vote of the holders of a majority of the voting securities of the Corporation, and (b) by vote, cast in person at a meeting called for the purpose of voting on such approval, of a majority of the directors who are not parties to such contracts or interested persons (as defined in the Investment Company Act of 1940) of any such party.

                                ARTICLE IX

                                Amendments

     The Board of Directors shall have the power, by a majority vote of the entire Board of Directors at any meeting thereof, to make, alter and repeal By-Laws of the Corporation.

                                 ARTICLE X

                              Indemnification

     Notwithstanding anything to the contrary in the Maryland General Corporation Law or the Corporation's Articles of Incorporation:

               In the event that a claim for indemnification is asserted by a director, officer or controlling person of the Corporation in connection with the registered securities of the Corporation, the Corporation will not make such indemnification unless (i) the Corporation has submitted, before a court or other body, the question of whether the person to be indemnified was liable by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties, and has obtained a final decision on the merits that such person was not liable by reason of such conduct or (ii) in the absence of such a decision, the Corporation shall have obtained a reasonable determination, based upon a review of the facts, that such person was not liable by virtue of such conduct, by (a) the vote of a majority of a quorum of directors who are neither interested persons as such term is defined in the Investment Company Act of 1940, nor parties to the proceeding ("Disinterested, Non-Party Directors") or (b) an independent legal counsel in a written opinion.

               The Corporation will not advance attorneys' fees or other expenses incurred by the person to be indemnified unless the Corporation shall have (i) received an undertaking by or on behalf of such person to repay the advance unless it is ultimately determined that such person is entitled to indemnification and at least one of the following conditions shall have occurred: (x) such person shall provide security for his undertakings, (y) the Corporation shall be insured against losses arising by reason of any lawful advances or (z) a majority of the Disinterested, Non-Party Directors of the Corporation, or an independent legal counsel in a written opinion, shall have determined that based on a review of readily available facts there is reason to believe that such person ultimately will be found entitled to indemnification.

                                 EXHIBIT 7

            AMENDED THORNBURG LIMITED TERM MUNICIPAL FUND, INC.
                          DISTRIBUTION AGREEMENT


     AGREEMENT made the 23rd day of July, 1984, as amended June 6, 1994, between THORNBURG LIMITED TERM MUNICIPAL FUND, INC., a Maryland corporation (the "Fund"), and THORNBURG SECURITIES CORPORATION, a Delaware corporation (the "Distributor"), as subsequently renewed in accordance with the Investment Company Act of 1940, as amended, (the "1940 Act").

                           W I T N E S S E T H :

     WHEREAS, the Fund is registered under the 1940 Act as a diversified open-end management investment company and it is in the interest of the Fund to offer its shares for sale continuously; and

     WHEREAS, the Fund and the Distributor wish to enter into an agreement with respect to the continuous offering of the Fund's shares of Common Stock, $.001 par value (the "Shares"), to commence after the effectiveness of its initial registration statement filed pursuant to the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act.

     NOW, THEREFORE, the parties agree as follows:

     Section 1.  Appointment of the Distributor.

          (a) The Fund hereby appoints the Distributor as its exclusive agent to sell and to arrange for the sale of the Shares, including both issued and treasury shares, on the terms and for the period set forth in this Agreement, and Distributor hereby accepts such appointment and agrees to act hereunder.

          (b) The exclusive rights granted to the Distributor to sell the Shares shall not apply to Shares issued by the Fund: (i) in connection with the merger or consolidation with the Fund of any other investment company or personal holding company or the acquisition by purchase or otherwise of all (or substantially all) the assets or the outstanding shares of any such company by the Fund; or (ii) pursuant to reinvestment by shareholders of the Fund of dividends or capital gains distributions; or
(iii) pursuant to any sale by the Fund of Shares at Net Asset Value (as defined below).

     Section 2.  Services and Duties of the Distributor.

          (a) The Distributor agrees to sell, as agent for the Fund, from time to time during the term of this Agreement, Shares (whether unissued or treasury shares, in the Fund's sole discretion) upon the terms described in the Prospectus and in the Statement of Additional Information. As used in this Agreement, the terms "Prospectus" and "Statement of Additional Information" shall mean the prospectus or the statement of additional information, as the case may be, included as part of the Fund's Registration Statement, as such prospectus or statement may be amended or supplemented from time to time, and the term "Registration Statement" shall mean the Registration Statement most recently filed from time to time by the Fund with the Securities and Exchange Commission and effective under the 1933 Act and the 1940 Act, as such Registration Statement is amended by any amendments thereto at the time in effect.

          (b) Upon commencement of the Fund's operations, the Distributor will hold itself available to receive orders, satisfactory to the Distributor, for the purchase of Shares and will accept such orders on behalf of the Fund as of the time of receipt of such orders and will transmit such orders as are so accepted to the Fund's transfer and dividend disbursing agent as promptly as practicable. Purchase orders shall be deemed effective at the time and in the manner set forth in the Prospectus and in the Statement of Additional Information.

          (c) The Distributor in its discretion may sell Shares to such registered and qualified retail dealers as it may select, in accordance with Section 5 hereof.

          (d) The offering price of Shares shall be the net asset value (as defined in the Articles of Incorporation of the Fund and determined as set forth in the Prospectus and in the Statement of Additional Information) per Share next determined following receipt of an order ("Net Asset Value"), plus the applicable sales charge, if any, determined as set forth in the Prospectus. The Fund shall furnish the Distributor, with all possible promptness, an advice of each computation of Net Asset Value.

          (e) The Distributor shall not be obligated to sell any certain number of Shares and nothing herein contained shall prevent the Distributor from entering into like distribution arrangements with other investment companies so long as the performance of its obligations hereunder is not impaired thereby.

     Section 3. Compensation of the Distributor. The above-mentioned sales charge shall constitute the entire compensation of the Distributor. Out of such sales charge, the Distributor may allow such concessions or reallowances to Selected Dealers as are set forth in the Prospectus or as it may from time to time determine. The Distributor also shall be entitled to receive as compensation hereunder any contingent deferred sales charge imposed upon the redemption of Fund shares.

     Section 4.  Duties of the Fund.

          (a) The Fund agrees to sell its Shares so long as it has Shares available for sale; and to deliver certificates for, or cause the Fund's transfer agent to issue non-negotiable share deposit receipts evidencing, such Shares registered in such names and amounts as the Distributor has requested in writing, as promptly as practicable after receipt by the Fund of the Net Asset Value thereof and written request of the Distributor therefor.

          (b) The Fund shall keep the Distributor fully informed with regard to its affairs and shall furnish to the Distributor copies of all information, financial statements and other papers which the Distributor may reasonably request for use in connection with the distribution of Shares of the Fund, and this shall include one certified copy, upon request by the Distributor, of all financial statements prepared for the Fund by independent accountants and such reasonable number of copies of its most current Prospectus and Statement of Additional Information and annual and interim reports as the Distributor may request and shall cooperate fully in the efforts of the Distributor to sell and arrange for the sale of the Fund's Shares and in the performance of the Distributor under this Agreement.

          (c) The Fund shall take, from time to time, all necessary action to fix the number of authorized Shares and such steps, including payment of the related filing fee, as may be necessary to register the same under the 1933 Act to the end that there will be available for sale such number of Shares as the Distributor may be expected to sell. The Fund agrees to file from time to time such amendments, reports and other documents as may be necessary in order that there shall be no untrue statement of a material fact and no omission to state a material fact in the Registration Statement, Prospectus or Statement of Additional Information which omission would make the statements therein misleading.

          (d) The Fund shall use its best efforts to qualify and maintain the qualification of an appropriate number of its Shares for sale under the securities laws of such jurisdictions as the Distributor and the Fund may approve, and, if necessary or appropriate in connection therewith, to qualify and maintain the qualification of the Fund as a broker or dealer in such states; provided that the Fund shall not be required to amend its Articles of Incorporation or By-Laws to comply with the laws of any state, to maintain an office in any state, to change the terms of the offering of its Shares in any state from the terms set forth in its Registration Statement, Prospectus and Statement of Additional Information, to qualify as a foreign corporation in any state or to consent to service of process in any state other than with respect to claims arising out of the offering of its Shares. The Distributor shall furnish such information and other material relating to its affairs and activities as may be required by the Fund in connection with such qualifications.

     Section 5.     Selected Dealers' Agreements.

          (a) The Distributor shall have the right to enter into selected dealers' agreements with securities dealers of its choice ("Selected Dealers") for the sale of Shares and to fix therein the portion of the sales charge that may be allocated to the Selected Dealers. In making agreements with Selected Dealers, the Distributor shall act as agent for the Fund. Shares sold to Selected Dealers shall be for resale by such dealers only at Net Asset Value, plus the applicable sales charge as set forth in the Prospectus.

          (b) Within the United States, the Distributor shall offer and sell Shares only to such Selected Dealers as are members in good standing of the National Association of Securities Dealers, Inc. (the "NASD").

          (c) The Distributor shall adopt and follow procedures, as approved by the Fund, for the confirmation of sales of Shares to investors and Selected Dealers, the collection of amounts payable by investors and Selected Dealers as to such sales, and the cancellation of unsettled transactions, as may be necessary to comply with the requirements of the NASD.

     Section 6.     Expenses.

          (a) The Fund shall bear all costs and expenses of the continuous offering of its Shares in connection with: (i) fees and disbursements of its counsel and independent accountants, (ii) the preparation, filing and printing (including typesetting) of any registration statements, statements of additional information and prospectuses required by and under the federal securities laws, (iii) the preparation and mailing of annual and interim reports, statements of additional information, prospectuses and proxy materials to its then current shareholders and to government agencies and (iv) the qualification of Shares for sale and of the Fund as a broker or dealer under the securities laws of such states or other jurisdictions as shall be selected by the Fund and the Distributor pursuant to Section 4(d) hereof and the costs and expenses payable to each such state for continuing such qualification therein.

          (b) The Distributor shall bear (i) the costs and expenses of preparing, printing and distributing any materials not prepared by the Fund and other materials used by the Distributor in connection with its offering of Shares for sale to the public, including the additional cost of printing copies of the Prospectus and the Statement of Additional Information and of annual and interim reports to shareholders other than copies thereof required for distribution to then current shareholders or for filing with any federal securities authorities, (ii) any expenses of advertising incurred by the Distributor in connection with such offering and (iii) the expenses of registration or qualification of the Distributor as a broker or dealer under federal or state laws and the expenses of continuing such registration or qualification.

     Section 7. Indemnification. The Fund agrees to indemnify, defend and hold the Distributor, its officers and directors and any person who controls the Distributor within the meaning of Section 15 of the 1933 Act, free and harmless from and against any and all claims, demands, liabilities and expenses (including the cost of investigating or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith) which the Distributor, its officers, directors or any such controlling person may incur under the 1933 Act, or under common law or otherwise, arising out of or based upon any alleged untrue statement of a material fact contained in the Registration Statement or Prospectus or arising out of or based upon any alleged omission to state a material fact required to be stated in either thereof, or necessary to make the statements in either thereof not misleading, except insofar as such claims, demands, liabilities or expenses arise out of or are based upon any such untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with information furnished in writing by the Distributor to the Fund for use in the Registration Statement or Prospectus; provided, however, that this indemnity agreement, to the extent that it might require indemnity of any person who is also an officer or director of the Fund or who controls the Fund within the meaning of Section 15 of the 1933 Act, shall not inure to the benefit of such officer, director or controlling person unless a court of competent jurisdiction shall determine, or it shall have been determined by controlling precedent, that such result would not be against public policy as expressed in the 1933 Act; and further provided that in no event shall anything contained herein be so construed as to protect the Distributor against any liability to the Fund or to its security holders to which the Distributor would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations and duties under this Agreement. The Fund's agreement to indemnify the Distributor, its officers and directors and any such controlling person as aforesaid is expressly conditioned upon the Fund's being promptly notified of any action brought against the Distributor, its officers or directors, or any such controlling person, such notification to be given by letter or telegram addressed to the Fund at the address set forth in Section 10 hereof. The Fund agrees promptly to notify the Distributor of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issue and sale of any of its Shares.

     The Distributor agrees to indemnify, defend and hold the Fund, its officers and directors and any person, if any, who controls the Fund within the meaning of Section 15 of the 1933 Act, free and harmless from and against any and all claims, demands, liabilities and expenses (including the cost of investigating or defending against such claims, demands or liabilities and any counsel fees incurred in connection therewith) which the Fund, its directors or officers or any such controlling person may incur under the 1933 Act or under common law or otherwise, but only to the extent that such liability or expense incurred by the Fund, its directors or officers or any such controlling person resulting from such claims or demands shall arise out of or be based upon any alleged untrue statement of a material fact contained in information furnished in writing by the Distributor to the Fund for use in the Registration Statement or Prospectus or shall arise out of or be based upon any alleged omission to state a material fact in connection with such information required to be stated in the Registration Statement or Prospectus or necessary to make such information not misleading. The Distributor's agreement to indemnify the Fund, its directors and officers, and any such controlling person as aforesaid is expressly conditioned upon the Distributor's being promptly notified of any action brought against the Fund, its officers or directors or any such controlling person, such notification to be given to the Distributor at the address set forth in Section 10 hereof.

     Section 8. Compliance with Securities Laws. The Fund represents that it is registered as an open-end investment company under the 1940 Act, and agrees that it will comply with all of the provisions of the 1940 Act and of the rules and regulations thereunder. The Fund and the Distributor each agree to comply with all of the applicable terms and provisions of
Section 4(d), all applicable state securities or "Blue Sky" laws. The Distributor agrees to comply with all of the applicable terms and provisions of the Securities Exchange Act of 1934.

     Section 9. Term of Agreement; Termination. This Agreement shall commence on the first date set forth above. This Agreement shall continue in effect for a period more than two years from the date hereof only so long as such continuance is specifically approved at least annually in conformity with the requirements of the 1940 Act.

     This Agreement shall terminate automatically in the event of its assignment (as defined in the 1940 Act). In addition, this Agreement may be terminated by either party at any time, without penalty, on not less than six months' written notice to the other party.

     Section 10. Notices. Any notice required to be given pursuant to this Agreement shall be deemed duly given if delivered or mailed by registered mail, postage prepaid, (1) to the Distributor at 119 East Marcy Street, Suite 202, Santa Fe, New Mexico 87501, Attention: President; or (2) to the Fund at 119 East Marcy Street, Suite 202, Santa Fe, New Mexico 87501, Attention: President.

     Section 11. Amendments. This Agreement may be amended by the parties only if such amendment is in writing and signed by both parties and is approved by: (a) the Board of Directors of the Fund, or by the vote of a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act), and (b) a majority of the members of the Board of Directors of the Fund who are not parties to this Agreement or interested persons (as defined in the 1940 Act) of any such party (other than solely by reason of being a director of the Fund) cast in person at a meeting called for the purpose of voting on such approval.

     Section 12. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of New York applicable to contracts made and wholly performed in that State and the applicable provisions of the 1940 Act.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

                              THORNBURG LIMITED TERM MUNICIPAL FUND, INC.


                              By:__________________________________________
                                   BRIAN J. McMAHON, President



                              THORNBURG SECURITIES CORPORATION


                              By:__________________________________________
                                   H. GARRETT THORNBURG, JR., President

                               EXHIBIT 10(a)

                AMENDED PLAN AND AGREEMENT OF DISTRIBUTION
                          PURSUANT TO RULE 12b-1
                          (Class A Service Plan)

     THIS AMENDED PLAN AND AGREEMENT is made as of the 1st day of July, 1996, by and between Thornburg Limited Term Municipal Fund, Inc., a Maryland corporation (the "Company"), in respect of Thornburg Limited Term Municipal Fund National Portfolio and Thornburg Limited Term Municipal Fund California Portfolio, series of the Company (collectively the "Funds"), and Thornburg Management Company, Inc., a Delaware corporation ("Thornburg").

                                 RECITALS

     1. The Company engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "1940 Act").

     2. The Company wishes to adopt a revised Plan and Agreement, on behalf of each of the Funds (the "Plan and Agreement") to authorize the use of the Fund's assets to finance certain activities as permitted under Rule 12b-1 adopted under the 1940 Act, and in this regard seeks to enter into an agreement to retain Thornburg in accordance with the terms hereunder. This Plan and Agreement supersedes that certain Plan and Agreement of Distribution Pursuant to Rule 12b-1 dated October 23, 1987.

     3. Thornburg seeks to be retained to perform services in accordance with the Plan and Agreement.

     4. This Plan and Agreement has been approved by a vote of the Directors of the Company, including a majority of the Directors who are not interested persons of the Company, as defined in the 1940 Act, and who have no direct or indirect financial interest in the operation of this Plan and Agreement (sometimes the "Disinterested Directors"), cast in person at a meeting called for the purpose of voting on this Plan and Agreement.

                                 AGREEMENT

     NOW, THEREFORE, the Company hereby adopts this Plan in respect of each of the Funds, and the Company and Thornburg hereby enter into this Agreement pursuant to the Plan in accordance with the requirements of Rule 12b-1 under the 1940 Act, and provide and agree as follows:

     1. The Company is hereby authorized to utilize the assets of each of the Funds to finance certain activities in connection with distribution of the Fund's shares and providing shareholder services.

     2. Subject to the supervision of the Directors, the Company hereby retains and appoints Thornburg as its agent to obtain shareholder services and to promote the distribution of each Fund's Class A shares by providing services and engaging in activities beyond those specifically required by the Distribution Agreement between the Company and Thornburg Securities Corporation ("TSC") and to provide related services. The activities and services to be provided by Thornburg hereunder shall include one or more of the following: (a) the payment of compensation (including incentive compensation) to securities dealers, financial institutions and other organizations which render services to each Fund's Class A shareholders as the Company may from time to time agree, and which render distribution, shareholder account services, and administrative services in connection with the distribution of shares of each such Fund all as the Company may from time to time agree; (b) the printing and distribution of reports and prospectuses for the use of potential investors in each such Fund; (c) preparing and distributing sales literature; (d) providing advertising and engaging in other promotional activities, including direct mail solicitation, and television, radio, newspaper and other media advertisements; and (e) such other services and activities as may from time to time be agreed upon by the Company including, but not limited to, providing personal services to shareholders, maintaining shareholder accounts, providing shareholder liaison services and providing information to shareholders.

     3. Thornburg hereby undertakes to use its best efforts to promote sales of Class A shares of each Fund to investors and to promote shareholder services by engaging in those activities specified in paragraph 2 above as may be necessary and as it from time to time believes will best further sales of such shares. In so doing, Thornburg may utilize the services of TSC.

     4. The Company is hereby authorized to expend, out of the assets of each Fund, on a monthly basis, and shall reimburse Thornburg monthly to such extent, for its actual direct expenditures incurred in engaging in the activities and providing the services specified in paragraph 2 above for Class A shares of that Fund, an amount computed at an annual rate of up to
 .25 of 1% of the Fund's average daily net assets attributable to Class A shares, together with any applicable gross receipts tax, sales tax, value added tax, compensating tax or similar exaction imposed by any federal, state or local government, but the aggregate of those taxes will not exceed 10%.

     5. To the extent that expenditures made by Thornburg out of its own resources to finance any activity primarily intended to result in the sale of shares of a Fund, pursuant to this Plan and Agreement or otherwise, may be deemed to constitute the indirect use of the Fund's assets, such indirect use of the Fund's assets is hereby authorized in addition to, and not in lieu of, any other payments authorized under this Plan and Agreement.

     6. The Treasurer of the Company shall provide and the Directors shall review, at least quarterly, a written report of all amounts expended pursuant to the Plan and Agreement. Each such report shall itemize the types of expenses incurred for which payment is being made and the purposes and the amounts of such expenses. Upon request, Thornburg shall provide to the Directors such information as may reasonably be required for it to review the continuing appropriateness of the Plan and Agreement.

     7. This Plan and Agreement shall become effective as to a Fund upon execution after approval by a vote of at least a majority of the outstanding Class A shares of the Fund, and shall continue in effect for a period of one year from the date of such approval unless terminated as provided below. Thereafter, the Plan and Agreement shall continue in effect from year to year, provided that continuance is approved at least annually by a vote of the Directors, including a majority of the Disinterested Directors, cast in person at a meeting called for the purpose of voting on such continuance. The Plan may be terminated as to Class A shares of a Fund at any time, without penalty, by the vote of a majority of the Disinterested Directors or by the vote of a majority of the outstanding Class A shares of the Fund. Thornburg, or the Company by vote of a majority of the Disinterested Directors or of the holders of a majority of the Fund`s outstanding Class A shares, may terminate the Agreement under this Plan, without penalty, upon 30 days' written notice to the other party.

     8. So long as the Plan remains in effect, the selection and nomination of persons to serve as Directors of the Company who are not "interested persons" of the Company shall be committed to the discretion of the Directors then in office who are not "interested persons" of the Company. However, nothing contained herein shall prevent the participation of other persons in the selection and nomination process, provided that a final decision on any such selection or nomination is within the discretion of, and approved by, a majority of the Directors then in office who are not "interested persons" of the Company.

     9. This Plan may not be amended to increase materially the amount to be spent by the Company hereunder without approval of the Class A shareholders of the affected Fund. All material amendments to the Plan and to the Agreement must be approved by the vote of the Directors, including a majority of the Disinterested Directors, cast in person at a meeting called for the purpose of voting on such amendment.

     10. To the extent that this Plan and Agreement constitutes a plan of distribution adopted pursuant to Rule 12b-1 under the 1940 Act it shall remain in effect as such, so as to authorize the use by the Company of the Funds' assets in the amounts and for the purposes set forth herein, notwithstanding the occurrence of an assignment, as defined by the 1940 Act and the rules thereunder. To the extent it constitutes an agreement pursuant to a plan, it shall terminate automatically in the event of an attempted assignment. Upon a termination of the Agreement as to a Fund, the Company may continue to make payments on behalf of the Fund pursuant to the Plan only upon the approval of a new Agreement, which may or may not be with Thornburg, or the adoption of other arrangements regarding the use of the amounts authorized to be paid by the Company hereunder, by the Directors in accordance with the procedures set forth in paragraph 7 above.

     11. The Company shall preserve in an easily accessible place copies of this Plan and Agreement and all reports made pursuant to this Plan and Agreement, together with minutes of all Directors' meetings at which the adoption, amendment or continuance of the Plan were considered (describing the factors considered and the basis for decision), for a period of not less than six years from the date of this Plan and Agreement.

     12. This Plan and Agreement shall be construed in accordance with the laws of the State of New Mexico and applicable provisions of the 1940 Act. To the extent the applicable law of the State of New Mexico or any provisions herein conflict with the applicable provisions of the 1940 Act, the latter shall control.

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Plan and Agreement on the day and year first above written in Santa Fe, New Mexico.

                THORNBURG LIMITED TERM MUNICIPAL FUND, INC.
                (Thornburg Limited Term Municipal Fund National Portfolio and
                Thornburg Limited Term Municipal Fund California Portfolio)

                         By:_______________________________________________

                         THORNBURG MANAGEMENT COMPANY, INC.

                         By:_______________________________________________

                               EXHIBIT 10(b)

                THORNBURG LIMITED TERM MUNICIPAL FUND, INC.
                   PLAN FOR MULTIPLE CLASS DISTRIBUTION
                               July 1, 1996
                         (as revised June 9, 1997)


     THIS PLAN FOR MULTIPLE CLASS DISTRIBUTION is adopted and approved by the Board of Directors of Thornburg Limited Term Municipal Fund, Inc. (the "Company"), in respect of its two series, Thornburg Limited Term Municipal Fund National Portfolio and Thornburg Limited Term Municipal Fund California Portfolio, effective July 1, 1996, and as revised June 9, 1997 to reflect the offering of Class I shares by the California Portfolio.


                                 Recitals

     A. The Company applied for and obtained an exemptive order from the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the "Investment Company Act") for an exemption from certain provisions thereof and rules adopted thereunder.
The exemptive order was issued to the Company and certain affiliated or associated persons on August 3, 1994 under file number 812-8068, and exempted the Company's issuance and sale of multiple classes of securities from (1) Section 18(g) of the Investment Company Act, to the extent the issuance and sale of these securities result in a "senior security"; (2)
Section 18(i) of the Investment Company Act to the extent that the different voting rights associated with each class of shares may be deemed to result in some shares issued by the Company having unequal voting rights with every other share of outstanding voting stock; and (3) Sections 2(a)(32), 2(a)(35), 22(c) and 22(d) of the Investment Company Act and Rule 22c-1 thereunder, to the extent necessary or appropriate to permit the imposition of a contingent deferred sales charge ("CDSC") in connection with the redemption of the shares of the Portfolios and certain other new share classes from time to time with varying sales charges and shareholder distribution and service fee arrangements.

     B. The Securities and Exchange Commission subsequently adopted Rule 18f-3 and other rule changes under the Investment Company Act, to permit open-end investment management companies such as the Company to issue multiple classes of shares without seeking exemptive relief.

     C. The Board of Directors of the Company, by adoption of resolutions at a meeting duly called and held on June 10, 1996, have determined, (i) to invoke Rule 18f-3 in the Company's issuance of multiple classes of shares and operation of its multiple class distribution system, and (ii) to adopt this Plan in accordance with paragraph (d) of Rule 18f-3 as a restatement of the multiple class distribution system.

     D. The Board of Directors, by its adoption of this Plan, finds that this Plan is in the best interests of the Company, each Portfolio, and each class of shares offered by the Company's Portfolios.

     E. The terms of this Plan are adopted and approved subject to the provisions of Rule 18f-3, and all such terms will be governed in their interpretation and operation by Rule 18f-3.

                              Plan Provisions

     THEREFORE, the Company will, effective July 1, 1996, offer multiple classes of shares and operate its multiple class distribution system subject to the following terms and provisions.

     1. In General. Subject to provisions of this Plan hereinafter set forth, each Portfolio may issue multiple classes of shares under which each class (i) may have a different arrangement for shareholder services or the distribution of securities or both, and shall pay all of the expenses of that arrangement, and (ii) may pay a different share of other expenses (not including advisory or custodial fees or other expenses related to the management of the Company's assets) if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than other classes. Except for the class designations, the service and distribution fee structure, the possible allocation of certain expenses, and certain voting rights respecting plans and agreements adopted under Rule 12b-1 under the Investment Company Act, each class of shares of each Portfolio issued under the multiple class distribution system will be identical in all respects with (a) each other class so issued by a Portfolio, and (b) the currently issued and outstanding shares of the Portfolio.

     2. Class A Shares. Class A shares will be offered by each Portfolio at net asset value plus a front-end sales charge. Sales charges may be subject from time to time to certain reductions permitted by Section 22(d) of the Investment Company Act and Rule 22d-1 thereunder and set forth in the Company's registration statement. Class A shareholders will be assessed an ongoing service fee under a service plan based upon a percentage of the average daily net asset value of Class A shares. Administrative services will be provided to each class by Thornburg Management Company, Inc., pursuant to an administrative services agreement adopted for that class by the Board of Directors.

     3. Class C Shares. Class C shares will be offered by each Portfolio at net asset value without the imposition of a sales load at the time of purchase. Class C shares are subject to a 1/2 of 1% contingent deferred sales charge if redeemed within one year of purchase. This CDSC applies only to Class C shares purchased on or after October 2, 1995. The CDSC will be imposed upon the lower of the purchase price or net asset value at redemption of each share redeemed. The CDSC is not imposed upon shares purchased by reinvesting dividends or capital gain distributions. A service fee will be imposed on Class C shares in the same manner it is imposed on Class A shares, pursuant to a service plan. Class C shares also will pay an annual distribution fee assessed under a Class C distribution plan applicable only to the Portfolio's Class C shares. Administrative services will be provided to each class by Thornburg Management Company, Inc. pursuant to an administrative services agreement adopted for that class by the Board of Directors.

     4. Institutional Class Shares. The National Portfolio will offer institutional or "Class I" shares, pursuant to resolutions adopted by the Board of Directors on December 11, 1995 and April 1, 1996. The California Portfolio will offer Class I shares pursuant to resolutions adopted by the Board of Directors on December 11, 1995, April 1, 1996 and December 9, 1996. Class I shares are offered by the National Portfolio in a prospectus separate from that employed to offer Class A and Class C shares of either of the Company's Portfolios. Class I shares will be offered for sale at net asset value without imposition of a sales charge at the time of sale or redemption, to certain institutional and other investors specified from time to time in the Company's registration statement. Institutional Class shares will be subject to a plan and agreement pursuant to Rule 12b-1 in the nature of a service plan similar to that adopted for Class A shares. Administrative services will be provided to each class by Thornburg Management Company, Inc. pursuant to an administrative services agreement adopted for that class by the Board of Directors.

     5. Future Classes. Future classes of shares may be offered by one or both Portfolios. Each future class will be subject to the same investment advisory agreement as all other shares of the Portfolio, but certain administrative or shareholder or other services may be provided to the future class by other organizations pursuant to agreements or other arrangements specific to one or more of the future classes and under which administrative or other expenses may be charged to each such class. Expenses attributable to these services will be charged only to the future class or classes to which the expenses relate and the delivery of such services will augment or replace and not be duplicative of the services provided by and charged for by Thornburg Management Company, Inc. or Thornburg Securities Corporation. Rule 12b-1 plans, other agreements and arrangements relating to future classes of shares, conversion and exchange features associated with these shares and the allocation of expenses to those shares will be specified in each such case by resolution of the Board of Directors.

     6. Computations of Net Asset Value and Expense Allocations. The net asset value of all outstanding shares of all classes of each Portfolio will be computed on a daily basis. Investment income and unrealized and realized gains or losses will be allocated to each class of shares based upon its relative percentage of the Portfolio's net assets. Expenses also will be allocated to each class based upon its relative percentage of the Portfolio's net assets except to the extent (i) each class bears the specific expenses of the class's Rule 12b-1 plan (if any), (ii) different administrative services are assessed to each class under a specific administrative services agreement adopted for the class, and (iii) transfer agent fee differentials attributable to specific classes and other class specific expenses relating to classes of shares ("Class Expenses") are identified and allocated to a specific class. Class Expenses applicable to more than one class will be allocated among those classes based upon the relative percentages of net assets. Administrative and Class Expenses will be limited to (a) transfer agent fees identified by the transfer agent as being attributable to a specific class of shares, (b) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders, (c) Blue Sky fees and costs attributable to registration, qualification or exemption of the class's shares, (d) Securities and Exchange Commission registration fees incurred by a class of shares, (e) administrative expenses required to support the shareholders of a specific class, (f) litigation or other legal expenses relating solely to one class of shares, and (g) any other expenses subsequently identified that should be properly allocated to one class that are approved by the Board of Directors by resolution. Dividends paid to each class of shares of a Portfolio will be declared and paid on the same days and at the same times, and except as noted with respect to the expenses of Rule 12b-1 plan payments, transfer agent fees and Class Expenses, will be determined in the same manner for each class of a Portfolio. A procedures memorandum and worksheets demonstrating the determination of net asset value and dividend and distribution amounts was filed as an exhibit to the Company's application for exemptive order on June 7, 1994, and is incorporated in this Plan. The methodology and procedures reflected in the memorandum and worksheets have been reviewed by the Company's independent auditors, who have rendered a report on the methodology for the Company. On an ongoing basis, the Directors will review the methodology and procedures with management and the independent auditors to determine that the methodology and procedures are adequate to ensure that the calculations and allocations will be made in an appropriate manner.

     7. Conversion of Shares. As of the date of this Plan's adoption, no class currently authorized for issuance by either of the Company's Portfolios will convert into shares of any other class of the same Portfolio. The Board of Directors may specify and respecify from time to time by resolution conversion of any class of shares into any other class of shares of the same Portfolio. In all events, any class of shares with a conversion feature will convert into another class of shares on the basis of the relative net asset values of the two classes, without the imposition of any sales load, fee or other charge. After conversion, the converted shares will be subject to asset based sales charges and service fees (as those terms are defined in Article III, Section 26 of the NASD's Rules of Fair Practice), if any, that in the aggregate are lower than the asset based sales charges and service fees to which they were subject prior to the conversion.

     8. Compliance Standards. The Portfolios' principal underwriter, Thornburg Securities Corporation, will be required to adopt compliance standards as to when each class of shares may appropriately be sold to particular investors.

     9. No Liquidation or Distribution Preference. Each class of shares offered by a Portfolio will be redeemable at all times (subject to the same limitations set forth in the Portfolio's prospectus and statement of additional information for all classes of shares offered by that Portfolio) and no class of shares will have any preference or priority over any other class in the Portfolio, and no class will be protected by any distribution or liquidation preference or by any reserve or other account for distribution or liquidation purposes.

     10. Reinvestment and Exchange Privileges. Each of the Portfolios currently offers reinvestment privileges and exchanges relating to its Class A shares, as described in the Company's registration statement. There are not, as of the effective date of this Plan, any reinvestment privileges or exchange privileges with respect to Class C shares or Institutional Class shares. The Board of Directors may specify from time to time by resolution exchange or conversion privileges in conformity with Rule 18f-3, Rule 11a-3 and other provisions of the 1940 Act and the rules thereunder.

     11. Review by Board of Directors. The Board of Directors will periodically review each of the Portfolios for the existence of any material conflicts among the different share classes. The Directors, including a majority of the independent Directors, may take such action reasonably necessary to correct any conflicts which develop. The Directors, in fulfilling this responsibility may request and receive from the Company's investment adviser and distributor reports of any potential or existing conflicts. In evaluating whether or not conflicts exist, the Directors will consider specifically if the allocations of fees and expenses, the delivery of services, waivers or reimbursements of expenses or availability of voting rights discriminate against one class or favor one class at the expense of another. If there is any waiver or reimbursement of a Class Expense, the Directors will consider whether or not the waiver or reimbursement constitutes a de facto cross subsidization between classes. The Directors will periodically review statements of distribution expenses incurred and the amounts of those expenses paid for by the portfolios under Rule 12b-1 plans and agreements. The Directors and the independent Directors will periodically review the method of allocating distribution expenses among the classes and consider if the method of allocating is likely to subsidize the distribution or servicing of another class of shares. The Directors will periodically evaluate the services provided to each class and consider if the services are appropriate and the cost is reasonable.

     12. Amendment. The Board of Directors may amend this Plan any time and from time to time by adoption of resolutions, and resolutions subsequently adopted by the Board of Directors and relating to the subject matter hereof shall be deemed to amend and supersede this Plan as to the subject matter of those resolutions.

                                EXHIBIT 11


  WHITE                                     Attorneys and Counselors at Law
KOCH, KELLY                    William Booker Kelly   Julie A. Wittenberger
   &                          John F. McCarthy, Jr.      John T.L. Grubesic
 McCARTHY                         Benjamin Phillips
 A Professional Association     David F. Cunningham              Of Counsel
                                 Albert V. Gonzales         Rebecca Dempsey
                                         Janet Clow
                                    Kevin V. Reilly         Special Counsel
                        Charles W. N. Thompson, Jr.           Paul L. Bloom
                                   M. Karen Kilgore
                                   Sandra J. Brinck
                                      Aaron J. Wolf
                                      Mary E. Walta

                              June 24, 1997


Thornburg Limited Term Municipal Fund, Inc.
Thornburg Management Company, Inc.
119 East Marcy Street, Suite 202
Santa Fe, New Mexico  87501

     Re:  Thornburg Limited Term Municipal Fund, Inc.
          Registration Statement on Form N-14 as filed with the Securities and Exchange Commission

Ladies and Gentlemen:

     The Class A shares proposed to be issued by each of Thornburg Limited Term Municipal Fund National Portfolio and Thornburg Limited Term Municipal Fund California Portfolio, when issued in accordance with those series' respective prospectuses included in the above referenced Registration Statement, will be legally issued, fully paid and non-assessable.

     We hereby consent to the references made to this firm in the described Registration Statement of Thornburg Limited Term Municipal Fund, Inc. and the prospectuses which are part of that Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.


                                   /s/ White, Koch, Kelly & McCarthy, P. A.

                                   WHITE, KOCH, KELLY & McCARTHY, P. A.





   433 Paseo de Peralta   P.O. Box 787, Santa Fe, New Mexico 87504-0787
 (505) 982-4374  Fax Nos. (505) 982-0350; 984-8631 e-mail wkkmlaw@juno.com

                              EXHIBIT 14(a)



                          McGLADREY & PULLEN, LLP
               --------------------------------------------
               Certified Public Accountants and Consultants


                      CONSENT OF INDEPENDENT AUDITORS

     We hereby consent to the incorporation by reference of our report dated July 26, 1996, on the financial statements of National Portfolio and California Portfolio series of Thornburg Limited Term Municipal Fund, Inc., referred to therein in the Registration Statement on Form N-14 as filed with the Securities and Exchange Commission.





                                                /s/ McGladrey & Pullen, LLP

                                                McGLADREY & PULLEN, LLP

New York, New York
June 11, 1997

                               EXHIBIT 14(b)


COOPERS                              Coopers & Lybrand L.L.P.
&LYBRAND                             a professional services firm


CONSENT OF INDEPENDENT ACCOUNTANTS


To the Board of Trustees of
Mackenzie Series Trust


We hereby consent to the inclusion in the Registration Statement on Form N-14 (hereafter the "Registration Statement") of Thornburg Limited Term Municipal Fund, Inc., of our reports dated August 15, 1996, relating to the financial statements and financial highlights of Mackenzie California Municipal Fund and Mackenzie Limited Term Municipal Fund (hereafter the "Funds") appearing in the June 30, 1996 Annual Reports to Shareholders of the Funds, which annual reports are included in the Registration Statement.



/s/


Fort Lauderdale, Florida
June 25, 1997








Coopers & Lybrand L.L.P. is a member of Coopers & Lybrand International, a limited liability association incorporated in Switzerland.

                               EXHIBIT 17(a)

                    DECLARATION PURSUANT TO RULE 24f-2
              by Thornburg Limited Term Municipal Fund, Inc.

At the time of the initial filing of its registration statement on Form N-1A on February 17, 1984, the registrant declared that an indefinite number of shares are registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, and registrant paid the $500 fee required by the Rule.

                               EXHIBIT 17(b)

                    MACKENZIE LIMITED TERM MUNICIPAL FUND
                     a series of MACKENZIE SERIES TRUST

            SPECIAL MEETING OF SHAREHOLDERS - September 4, 1997

The undersigned shareholder of MACKENZIE LIMITED TERM MUNICIPAL FUND (the "Fund"), a series of Mackenzie Series Trust, a Massachusetts business trust, hereby appoints C. William Ferris, Keith J. Carlson and Deborah P. Mason, and each of them, with full power of substitution and revocation, as proxies to represent the undersigned at the Special Meeting of Shareholders of the Fund, which shall be held on [July 25], 1997 at 10:00 a.m. eastern time, at the offices of Mackenzie Investment Management Inc., Via Mizner Financial Plaza, Suite 300, 700 Federal Highway, Boca Raton, Florida 33432, and at any and all adjournments thereof, and thereat to vote all shares of the Fund which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, in accordance with the following instructions:

 1. FOR ___ AGAINST ___ ABSTAIN ___ as to the proposal to approve the Agreement and Plan of Reorganization, dated __________, 1997 between Mackenzie Series Trust, on behalf of the Fund, and Thornburg
     Limited Term Municipal Fund, Inc., on behalf of Thornburg Limited Term Municipal Fund National Portfolio ("Thornburg Fund"), and the proposed transaction whereby substantially all of the assets of the Fund will be transferred to Thornburg Fund, in exchange for Thornburg Fund
     Class A shares; immediately thereafter, the Class A shares of Thornburg Fund will be distributed to the Fund's Class A and Class B shareholders in total liquidation of the Fund, which will thereafter be dissolved, all as more fully described in the Prospectus/Proxy Statement dated __________, 1997;

and, in their discretion, upon such other business as may properly come before the meeting or any adjournments thereof.

     If more than one of the proxies, or their substitutes, are present at the meeting or at any adjournment thereof, they jointly (or, if only one is present and voting, then that one) shall have authority and may exercise all the powers granted hereby. This proxy, when properly executed, will be voted in accordance with the instructions marked hereon by the undersigned. In the absence of contrary instructions, this proxy will be voted FOR the proposal.

     The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Prospectus/Proxy Statement dated __________, 1997, and Thornburg Fund's prospectus dated February 1, 1997.

                 IMPORTANT:  Please insert date of signing.

                                   Dated: _________________, 1997
                                   ______________________________
                                   Signature of Shareholder
                                   ______________________________
                                   Signature of Shareholder
                                   (if held jointly)

     This Proxy shall be signed exactly as your name(s) appear hereon. If as attorney, executor, guardian or in some representative capacity or as an officer of a corporation, please add title as such.

PLEASE VOTE, SIGN, DATE AND PROMPTLY MAIL THIS PROXY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS NECESSARY IF MAILED IN THE UNITED STATES.

                               EXHIBIT 17(c)


                    MACKENZIE CALIFORNIA MUNICIPAL FUND
                     a series of MACKENZIE SERIES TRUST

            SPECIAL MEETING OF SHAREHOLDERS - September 4, 1997

The undersigned shareholder of MACKENZIE CALIFORNIA MUNICIPAL FUND (the "Fund"), a series of Mackenzie Series Trust, a Massachusetts business trust, hereby appoints C. William Ferris, Keith J. Carlson and Deborah P. Mason, and each of them, with full power of substitution and revocation, as proxies to represent the undersigned at the Special Meeting of Shareholders of the Fund, which shall be held on [July 25], 1997 at 10:00 a.m. eastern time, at the offices of Mackenzie Investment Management Inc., Via Mizner Financial Plaza, Suite 300, 700 Federal Highway, Boca Raton, Florida 33432, and at any and all adjournments thereof, and thereat to vote all shares of the Fund which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, in accordance with the following instructions:

 1. FOR ___ AGAINST ___ ABSTAIN ___ as to the proposal to approve the Agreement and Plan of Reorganization, dated __________, 1997 between Mackenzie Series Trust, on behalf of the Fund, and Thornburg Limited Term Municipal Fund, Inc., on behalf of Thornburg Limited Term Municipal Fund California Portfolio ("Thornburg Fund"), and the proposed transaction whereby substantially all of the assets of the Fund will be transferred to Thornburg Fund, in exchange for Thornburg Fund Class A shares; immediately thereafter, the Class A shares of Thornburg Fund will be distributed to the Fund's Class A and Class B shareholders in total liquidation of the Fund, which will thereafter be dissolved, all as more fully described in the Prospectus/Proxy Statement dated __________, 1997;

and, in their discretion, upon such other business as may properly come before the meeting or any adjournments thereof.

     If more than one of the proxies, or their substitutes, are present at the meeting or at any adjournment thereof, they jointly (or, if only one is present and voting, then that one) shall have authority and may exercise all the powers granted hereby. This proxy, when properly executed, will be voted in accordance with the instructions marked hereon by the undersigned. In the absence of contrary instructions, this proxy will be voted FOR the proposal.

     The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Prospectus/Proxy Statement dated __________, 1997, and Thornburg Fund's prospectus dated February 1, 1997.

                 IMPORTANT:  Please insert date of signing.

                                   Dated: _________________, 1997

                                   ______________________________
                                   Signature of Shareholder

                                   ______________________________
                                   Signature of Shareholder
                                   (if held jointly)

     This Proxy shall be signed exactly as your name(s) appear hereon. If as attorney, executor, guardian or in some representative capacity or as an officer of a corporation, please add title as such.

PLEASE VOTE, SIGN, DATE AND PROMPTLY MAIL THIS PROXY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS NECESSARY IF MAILED IN THE UNITED STATES.